Form 20-F
period 1998-01-31
BARBEQUES GALORE LTD
filed 1998-04-30
CIK 1047326

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 20-F

                      FOR ANNUAL AND TRANSITION REPORTS
                    PURSUANT TO SECTIONS 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[_]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
   EXCHANGE ACT OF 1934 OR

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934
  For the fiscal year ended January 31, 1998
                                      OR
[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934
  For the transition period from        to
                                 ------    ------

                       Commission File Number 333-37259

                           BARBEQUES GALORE LIMITED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

    AUSTRALIAN CAPITAL TERRITORY,          327 CHISHOLM ROAD, AUBURN, SYDNEY,
              AUSTRALIA                            NSW 2144 AUSTRALIA
   (STATE OR OTHER JURISDICTION OF           (ADDRESS OF PRINCIPAL EXECUTIVE
   INCORPORATION OR ORGANIZATION)                       OFFICES)

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act:

                                                        (NAME OF EACH EXCHANGE
           (TITLE OF EACH CLASS)                         ON WHICH REGISTERED)
           ---------------------                        ----------------------
                   None                                     Not Applicable

          Securities registered pursuant to Section 12(g) of the Act:

       AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                NOT APPLICABLE
                               (Title of Class)

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                   4,541,652

  Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days. Yes    X  No
                                                   -----    -----

  Indicate by check mark which financial statement item the registrant has
elected to follow: Item 17     Item 18  X
                          ----        ----

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

PART I.....................................................................   1
 Item  1. DESCRIPTION OF BUSINESS..........................................   1
 Item  2. DESCRIPTION OF PROPERTY..........................................  13
 Item  3. LEGAL PROCEEDINGS................................................  13
 Item  4. CONTROL OF REGISTRANT............................................  14
PART II....................................................................  16
 Item  5. NATURE OF TRADING MARKET.........................................  16
 Item  6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITYHOLDERS..................................................  17
 Item  7. TAXATION.........................................................  18
 Item  8. SELECTED FINANCIAL DATA..........................................  21
 Item  9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          RESULTS OF OPERATIONS............................................  23
 Item 9A.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........  28
 Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT...............  29
 Item 11. COMPENSATION OF DIRECTORS AND OFFICERS...........................  31
 Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES...  32
 Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...................  34
PART III...................................................................  36
 Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.......................  36
PART IV....................................................................  36
 Item 15. DEFAULTS UPON SENIOR SECURITIES..................................  36
 Item 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
          SECURITIES AND USE OF PROCEEDS...................................  36
 Item 17. FINANCIAL STATEMENTS.............................................  37
 Item 18. FINANCIAL STATEMENTS.............................................  37
 Item 19. FINANCIAL STATEMENTS AND EXHIBITS................................  62
SIGNATURES.................................................................  64

This report contains certain statements of a forward-looking nature relating to future events affecting Barbeques Galore Limited ("Barbeques Galore" or the "Company"), a public limited company organized under the laws of Australia or the markets or industries in which it operates or the future financial performance of the Company. Readers are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors identified in this report, including the matters set forth under the caption "Item 9--Management's Discussion and Analysis of Financial Conditions and Results of Operations--Factors that May Affect Quarterly or Annual Operating Results," which could cause events or actual results to differ materially from those indicated by such forward-looking statements. In addition, readers should carefully review other information contained in this Annual report on Form 20-F ("Annual Report") and in the Company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC").

                                    PART I

ITEM 1. DESCRIPTION OF BUSINESS

  Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. Organized as an Australian corporation in 1982, the Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories which are displayed in a store format that emphasizes social activities and healthy outdoor lifestyles. Its stores also carry a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of January 31, 1998, the Company owned and operated 32 stores in all six states in Australia and 37 stores (including three U.S. Navy concession stores) in six states in the United States. In addition, as of such date, there were 46 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

  The Company's unique retailing concept differentiates Barbeques Galore from its competitors by (i) offering an extensive selection of barbecues and related accessories to suit all consumer lifestyles, preferences and price points, (ii) showcasing these products at convenient store locations with a shopping environment that promotes the total barbecuing experience and (iii) providing exceptional customer service through well-trained sales associates who have in-depth knowledge of the products and understanding of customer needs. These competitive strengths are enhanced by the Company's barbecue and home heater manufacturing operations, which enable the Company to realize higher margins, control product development and improve inventory flexibility and supply.

  The Company's growth strategy is to continue expansion of its U.S. store base and to continue refurbishing (through relocating or remodeling) existing stores in Australia. From January 31, 1997 to January 31, 1998, the Company grew from 27 to 37 Company-owned stores (including three U.S. Navy concession stores), representing a 37% increase in the number of owned stores in the United States. The Company currently plans to open approximately 15 new stores in the United States in calendar year 1998 of which one has opened, six are under construction, two are to commence construction shortly with occupancy due in November 1998 and the remaining six are in lease negotiation. The Company also currently intends to open 15 new stores in the United States in calendar year 1999. In addition, the Company has initiated a major refurbishment plan for its Australian store base to enhance store productivity. From January 31, 1997 to January 31, 1998, four stores have been refurbished in Australia with an average increase in sales of approximately 41.6% during that period for those stores.

COMPANY HISTORY

  Barbeques Galore opened its first store in Sydney, Australia in 1977 to serve an unfilled niche in the retail market for versatile, well-designed barbecues. Since then, the Company has become the leading barbecue retailer in Australia, with an estimated 90% consumer awareness level and an approximately 30% retail market share. In 1980, the Company opened its first U.S. store in Los Angeles.

  During the 1980s, the Company vertically integrated its operations by expanding into barbecue manufacturing in order to capture higher margins, control product development and improve inventory flexibility and supply. Fireplace products and, in Australia, home heaters were added to take advantage of the winter selling season. In Australia, the Company further diversified its product line through the addition of camping equipment and outdoor furniture, both of which complement the Company's main barbecue line.

  In April 1987, the Company listed its Ordinary Shares on the Australian Stock Exchange ("ASE"). In October 1996, as part of its plans to accelerate new store expansion in the United States, the Company announced its intention to repurchase shares from the public and delist from the ASE (pursuant to a transaction which was consummated as of December 31, 1996) and to seek capital in the United States. The Company consummated its initial public offering in the United States in November 1997.

SEASONALITY; WEATHER; FLUCTUATIONS IN RESULTS

  The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Since the Company has historically derived a greater portion of its sales from its larger Australian store base, these seasonal trends have generally resulted in increased sales and income during the Australian summer months of November through January and substantially lower-than-average sales and income during the months of February, March, May and July. The Company believes this is the general pattern associated with its segment of the Australian retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. The Company's quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected.

MANUFACTURING

  In its Australian factory facilities, the Company manufactures barbecues under its proprietary Turbo, Capt N Cook, Cook-On and Bar-B-Chef brands and certain private label brands, as well as home heaters under its proprietary Norseman and Kent brands. During the twelve months ended January 31, 1998, approximately 32% of the Company's net sales in the United States, and approximately 32% of the Company's net sales in Australia, were represented by barbecues manufactured by the Company. The Company believes that controlling its own manufacturing operations allows it to realize higher margins, control product development and improve inventory flexibility and supply, without affecting its relationships with third party vendors. The Company's manufacturing operations are closely coordinated with its research and development activities. The Company has a research and development team which is dedicated to barbecue market analysis and product development. The ten members of this research and development team have an average of over 10 years of industry experience. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with the Company's other departments (in both the United States and Australia) and suppliers to develop the annual Barbeques Galore product line. The Company expended approximately A$0.9 million during the twelve-month period ended January 31, 1998, on research and development activities.

  In the manufacturing process, metal barbecue frames are constructed at the Company's factory, located at its headquarters in Sydney, Australia, before being shipped off-site to its enameling operations or third party painting facilities, where they are coated and finished or painted before being redelivered to the factory floor. Gas barbecue manifolds are assembled by hand and tested individually at the factory for compliance with Australian Gas Association and American Gas Association standards. Barbecues are then assembled in the factory's automated production line from the completed frames, burners and other parts (or, in certain cases, shipped to the Company's U.S. distribution center for assembly). While keeping the same breadth of product line in 1997, the Company rationalized the number of frames it manufactures from 19 to 12 to extend production runs, improve inventory control and promote efficiency. Barbeques Galore maintains strict quality control standards and its barbecues are under limited warranty for one to ten years from the date of retail purchase, depending on the part being warranted.

  Management believes that the Company's existing manufacturing and enameling operations are sufficient to meet anticipated production increases that may arise from its current store expansion and refurbishment programs. The Company estimates that its plants currently have the capacity to increase barbecue output by approximately 30% without any material capital expenditures, and believes this is sufficient to meet its expansion needs through 1999. The Company further believes it could approximately double current output through the addition of six new steel presses (at an aggregate cost of A$1.5 million to A$2.0 million) and extra worker shifts.

  In order to streamline its manufacturing operations to enhance production efficiencies, in July 1996, the Company relocated its barbecue manufacturing operations to the location of its corporate headquarters and distribution center in Sydney, Australia. The Company is currently in the process of relocating its enameling operations to the same facilities, adding an in-line powder coating operation and rearranging the assembly, warehouse and distribution operations to improve production flow, inventory control and distribution management. These changes are scheduled to be completed in June 1998 and will cost an estimated A$454,000 (against which A$369,000 has already been accrued) and will require capital expenditures of approximately A$2.8 million.

PURCHASING

  The Company believes that it has good relationships with its merchandise vendors and suppliers of parts and raw materials and does not anticipate that, as the number of its stores or its manufacturing volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

  Retail. The Company deals with its merchandise vendors principally on an order-by-order basis and does not maintain any long-term purchase contracts with any vendor. Merchandise mix is purchased for its U.S. and Australian stores by the Company's central buying staffs in its respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including the Company's research and development team, store employees, focus groups, customer surveys, industry conventions and trade shows. During the twelve months ended January 31, 1998, the Company purchased its inventory from over 400 vendors in the United States, Australia and Asia. No single vendor accounted for more than 5% of merchandise purchases during this period, although the Company considers certain brands to be significant to its business, especially in the United States. The Company does not believe that the loss of any single brand, including those made by Weber-Stephen Products Co., Onward Multi-Corp or Fiesta Gas Grills Inc., would have a material adverse effect on its operating results. Approximately 25% of the Company's merchandise purchases were obtained in such period from the Company's ten largest vendors.

  Manufacturing. The Company also purchases parts and raw materials for use in its manufacturing and enameling operations. During the twelve months ended January 31, 1998, the Company's buying staffs purchased barbecue and home heater parts from over 50 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during this period, other than Horan's Steel Pty Ltd ("Horan's Steel"), an Australian steel distributor, and Bromic Pty Ltd ("Bromic"), an Australian gas components importer, which accounted for approximately 20% and 21% of these purchases, respectively. There is currently no formal supply contract between the Company and Horan's Steel. In December 1997, the Company appointed Sheet Metal Supplies Pty Ltd as its steel supplier with full effect from May 1998. Other major suppliers of barbecue components include G.L.G. Trading Pte. Ltd. ("GLG Taiwan"), a Taiwanese company that purchases grills, burners and other products directly from factories in China and Taiwan. The Company has a 50% ownership interest in GLG Taiwan and a one-third ownership interest in Bromic. Approximately 80% of the Company's factory parts and raw material purchases were obtained in such twelve-month period from the Company's ten largest suppliers. In order to set production budgets, the price of certain parts and raw materials such as steel is negotiated and fixed well in advance of production usage. The Company uses back-up suppliers to ensure competitive pricing. In addition, some of the Company's key suppliers currently provide the Company with certain purchasing incentives, such as volume rebates and trade discounts.

DISTRIBUTION

  The Company maintains a 44,000 square foot distribution center at its U.S. headquarters in Irvine, California and 126,000 square foot distribution facilities at, and nearby its Australian headquarters. The Company also uses smaller warehouses in Perth (operated by an independent distributor) and Brisbane, Australia, for its wholesale and licensee distribution operations and leases additional public warehouse space in Sydney, Los Angeles and Texas as necessary.

  Merchandise is delivered by vendors and suppliers to the Company's distribution facilities and, in certain instances, directly to stores, where it is inspected and logged into the Company's centralized inventory management systems. Merchandise is then shipped by Company trucks or third party surface freight weekly or twice weekly, providing stores with a steady flow of merchandise. Shipments by the Company's Australian operations to its Irvine distribution center are made by third party sea freight, so that its Irvine distribution center can maintain about two to three months of Company-manufactured inventory at all times, which the Company believes is sufficient to meet expected U.S. store requirements for such products.

  The Company maintains separate inventory management systems in Australia and the United States which allow it to closely monitor sales and track in-store inventory. Current plans include the introduction of an automated store inventory replenishment system in order to better manage its inventory. The Company estimates that its inventory shrinkage represents no more than 0.5% of its aggregate retail sales. The Company and its advisors are not aware of any barbecue industry source from which an industry average shrinkage rate can be derived. However, the Company believes that the general shrinkage rate for retailers is approximately 1.5% to 2.0%, and that the Company's rate compares favorably to that of other retailers.

  As the Company expands into new regions or accelerates the rate of its U.S. store expansion, it may eventually need additional warehouse capacity. In order to meet such needs and to minimize the impact of freight costs, the Company intends to secure another distribution center, expand its current warehouse facilities in the United States or utilize public warehousing space. Management believes that there is an ample supply of warehousing space available at commercially reasonable rates. Wherever possible, the Company also solicits the cooperation of its vendors, through drop shipments to public warehouses and/or stores, in order to reduce its freight and handling costs. The Company believes that its existing Australian distribution arrangements, together with public warehousing space as needed, are sufficient to meet its current needs.

WHOLESALE OPERATIONS

  In Australia, the Company distributes proprietary and private brand name products and other imported merchandise, on a wholesale basis, through a wholly-owned Australian subsidiary, Pricotech Leisure Brands Pty

Ltd. ("Pricotech"). Wholesale products offered by Pricotech include Cook-On barbecues, Companion gas camping equipment, Igloo coolers and Kent home heaters. Pricotech distributes these products primarily to Australian mass merchants, chains and buying groups. Customers typically buy these products based on price. In the twelve months ended January 31, 1998, the five largest customers of Pricotech accounted for approximately 60% of its net sales of A$23.2 million. The Company's wholesale operations, in which its investment consists primarily of inventory and receivables, currently fill excess production capacity at the Company's manufacturing and enameling plants. The Company currently has no plans to operate a wholesale distribution business in the United States.

LICENSING AND FRANCHISING

  As of January 31, 1998, the Company licensed 46 Barbeques Galore stores, generally in rural areas of Australia, and franchised seven Barbeques Galore stores in the United States. The Company receives annual licensing fees and franchising royalties, and benefits primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore's merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typically provide the licensees and franchisees with exclusive geographical sales territories. Most of the Australian licensing agreements have an indefinite term but permit licensees to terminate their arrangements at will, while franchisees in the United States are generally contractually bound for fixed periods with renewal options. During the twelve months ended January 31, 1998, total net sales to licensee and franchisee stores was A$15.6 million and US$5.3 million, respectively. The Company estimates that the retail sales of Barbeques Galore products alone by licensees and franchisees was approximately A$24.5 million and US$2.8 million, respectively, in the same period. A number of the Company's existing licensees have refurbished their stores in accordance with the Company's established criteria (although no licensee is required to do so), and the Company maintains an assistance program to provide advice relating to these enhancements. The Company may license additional Barbeques Galore stores in Australia on a selective basis, although it does not intend to franchise any additional stores in the United States (except within geographical territories as required under existing franchising agreements).

COMPETITION

  The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Australia. The Company's retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company, and particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the retail market which the Company services may also result in new competition in the future. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. The Company believes that the following business strengths have contributed significantly to its past success and intends to further capitalize on those strengths in executing its growth strategy.

  Selection of Merchandise. Barbeques Galore offers an extensive selection of quality barbecues and barbecue accessories designed to suit consumer lifestyles, preferences and price points. Its stores offer a variety of barbecues, with a range of styles, finishes and special features, including the Company's proprietary brands as well as more than 60 other barbecues under different brand names. Accompanying these barbecues are an assortment of barbecue replacement parts and accessories which generate high margins. As the leading retail chain specializing in barbecues and related merchandise, Barbeques Galore offers consumers one-stop shopping convenience for virtually all of their barbecue cooking needs.

  Store Environment. The Company's stores offer a shopping environment which is consistent with its outdoor lifestyle image and promotes the total barbecuing experience. The Company's newer stores generally have high ceilings, wide aisles and extensively use natural materials such as wood and stone. Merchandise is displayed to convey the breadth and depth of the Company's product lines. An array of barbecues are displayed on the selling floor complete with accessories to provide the consumer the opportunity to compare and contrast different models. Store presentation is based on a detailed and comprehensive store plan regarding visual merchandising to assure that all stores provide a consistent portrayal of the Barbeques Galore image. Average store retail selling area is approximately 3,300 square feet in the United States and 8,400 square feet in Australia.

  Customer Service. The Company recognizes that customer service is fundamental to its success. The Company has a "satisfaction guaranteed" return policy and honors all manufacturer warranties for products sold at its stores. Store managers and sales associates undergo product and sales training programs which enable them to recommend merchandise that satisfies each customer's lifestyle and needs. The Company monitors each store's service performance and rewards high quality customer service both on a team and individual level. The Company believes that its employees' knowledge of its product offerings and the overall barbecue market, and their understanding of customer needs, are critical components of providing customer service and distinguish it from its competitors.

  Convenient Store Locations. The Company positions its stores in locations that maximize convenience and accessibility. Stores are typically situated at highly visible locations and in close proximity to middle to upper-income residential neighborhoods or areas of new housing construction. Stores generally feature ample customer parking space and ready access to major thoroughfares. Many stores are situated in retail power centers or close to complementary retail stores, further attracting customer traffic. As a result of its site selection criteria, the Company believes it has been effective in identifying successful new store locations.

  Integrated Manufacturing Operation; New Product Development. Through its vertically integrated operations, the Company manufactures a proprietary line of barbecues and home heaters for its retail stores. In addition, the Company has an experienced in-house research and development team dedicated to barbecue and home heater market analysis and product development that can identify and respond to changing consumer trends. The Company believes that controlling its own manufacturing operations allows it to realize higher margins, control product development and improve inventory flexibility and supply.

  Experienced Management Team. The Company's senior management team has an average of more than 28 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from 12 stores (including one licensed store) as of June 30, 1982 to 122 stores (including 53 licensed or franchised stores) as of January 31, 1998. The Company believes that management's experience positions it to execute its business and growth strategies. The directors and executive officers of the Company beneficially own approximately 39.1% of the Company's outstanding Ordinary Shares.

EMPLOYEES

  As of January 31, 1998, the Company employed a total of 1,029 persons, on a permanent, part-time or temporary basis. The number of temporary employees fluctuates depending on seasonal needs. None of the Company's employees is covered by a collective bargaining agreement, although to the Company's knowledge, nine workers in its enameling plant belong to a labor union.

TRADEMARKS AND PATENTS

  "Barbeques Galore," "Turbo," "Capt N Cook," "Bar-B-Chef" and "Cook-On" are federally registered trademarks and/or service marks in the United States. In addition, the Company owns a federal trademark registration for the distinctive configuration of its Turbo grill. The Company also uses the phrase "America's Largest Chain of Barbecue Stores" as a common-law trademark in the United States. "Barbeques Galore" and "Cook-On" are registered trademarks with the State of California. In Australia only, the Company uses the phrase "Your Outdoor Cooking and Camping Store" as a common-law trademark and, among others, the names "Norseman" and "Kent" as registered trademarks. The Company further utilizes a number of different trademarks relating to various barbecues, barbecue accessories, home heaters, camping equipment and outdoor furniture manufactured or offered by the Company. The Company is not presently aware of any claims of infringement or other challenges to the Company's right to use its marks and the Company's name in the United States.

  The Company owns an Australian patent with respect to a weighing stand apparatus for gas containers. The Company has a patent application pending in Australia for its "Flamethrower" gas grill ignition system. The Company also owns a number of copyrighted works, including brochures and other literature about its products and many drawings and designs that it uses in marketing those products.

GOVERNMENTAL REGULATION

  Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company believes that it is in substantial compliance with such regulations. The Company's products or personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters.

In addition, if the Company's level of foreign ownership exceeds 40%, the Company would be considered a foreign person and would require certain governmental approvals in connection with certain acquisitions in Australia. See "Item 6--Exchange Controls and other Limitations Affecting
Securityholders."

FACTORS THAT MAY AFFECT QUARTERLY OR ANNUAL OPERATING RESULTS

  The following are certain factors that should be considered in evaluating the business, financial conditions and results of operations of the Company. However, these factors should not be considered to be exclusive, and readers are urged to consider the statements made elsewhere in this Annual Report on Form 20-F.

  Implementation of Growth Strategy. The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its Company-owned store expansion program in the United States and its store refurbishment plan in Australia. Pursuant to the U.S. store expansion program, the Company opened 10 new stores in calendar 1997. The Company also currently intends to open approximately 15 new stores in the United States in each of calendar 1998 and 1999. The Company incurred capital expenditures relating to this program in the United States of approximately US$1.8 million in 1997 and expects to incur approximately US$3.2 million in each of calendar 1998 and 1999. Pursuant to the Company's Australian store refurbishment program, in calendar 1997, the Company remodeled five existing stores, opened one new store, relocated one store and closed one store. The Company further intends to refurbish four stores and open one new store in calendar 1998, and refurbish two stores and open two new stores in calendar 1999. The Company incurred capital expenditures relating to this program in Australia of approximately A$2.5 million in 1997 and expects to incur approximately A$1.5 million to A$2.5 million in each of calendar 1998 and 1999. The proposed expansion is substantially more rapid than the Company's historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that, as the Company opens new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. The failure of the Company to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would adversely affect the Company's future operating results.

  The success of the Company's growth strategy may also depend upon factors beyond its immediate control. The Company has retained outside real estate consultants to assist in site selection and lease negotiations, and may depend, to an increasing extent, on the services of such consultants and other real estate experts as it accelerates the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect the Company's new store expansion. Similarly, changes in national, regional or local real estate and market conditions could limit the ability of the Company to expand into target markets or sites.

  As part of its growth strategy, the Company intends to open stores in new markets where it will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by its store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past by the Company in its existing markets. As a result of its expansion program and its entry into new markets, primarily in the United States, and its refurbishment program in Australia, the Company has experienced, and expects to continue to experience, an increase in store pre-opening costs and refurbishment-related expenses. There can be no assurance that the Company will anticipate all of the challenges and changing demands that its expansion will impose on its management or operations, and the failure to adapt thereto would adversely affect the Company's implementation of its growth strategy.

  If the Company determined to, or was required to, close a Barbeques Galore store, the Company would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if the Company were able to sublet such store, the Company may incur significant costs in writing off leasehold improvements.

  In addition, the Company's proposed expansion plans will result in increased demand on the Company's managerial, operational and administrative resources. As a result of the foregoing, there can be no assurance that the Company will be able to successfully implement its growth strategies, continue to open new stores or maintain or increase its current growth levels. The Company's failure to achieve its expansion plan could have a material adverse effect on its future business, operating results and financial condition.

  Effect of Economic Conditions and Consumer Trends. The success of the Company's operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting the Company's business and results of operations. Such effects may be exacerbated by the significant current regional concentration of the Company's business in Australia and the Pacific West and Southwestern U.S. markets.

  The success of the Company depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. The Company believes it has benefited from a lifestyle trend toward consumers spending more quality time together in outdoor family gatherings and social activities. Any change in such trend could adversely affect consumer interest in the Company's major product lines. Moreover, the Company's products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If the Company misjudges either the market for its merchandise or its customers' purchasing habits, it may experience a material decline in sales or be required to sell inventory at reduced margins. The Company could also suffer a loss of customer goodwill if its manufacturing operations or stores do not adhere to its quality control or service procedures or otherwise fail to ensure satisfactory quality of the Company's products. These outcomes may have a material adverse effect on the Company's business, operating results and financial condition.

  Management of Operational Changes. The Company has identified a number of areas for improvement in its operations which will have a significant impact on the implementation of its growth strategy. The Company has, in recent years, replaced or upgraded its management information systems and integrated its central inventory management systems with point-of-sale terminals in Barbeques Galore stores, and currently plans to introduce automated replenishment of store inventory in Australia in the near term. In the United States, the Company is currently upgrading to the latest version of the JDA software and is using both outside consultants and the vendor to assist with the process. The total expected capital expenditure for such project is not expected to be significant (less than A$50,000). In addition, the Company intends to transfer its general ledger and accounts payable functions from its existing computer system to the above-mentioned JDA software system in the near future. The Company is currently in the process of relocating its enameling operations (which are located 10 miles away) to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, adding an in-line powder coating operation and rearranging the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. These changes are scheduled to be completed in June 1998. The relocation of the Company's enameling operations and related changes will cost approximately A$454,000 (of which A$369,000 has already been accrued), will require additional capital expenditures of approximately A$2.8 million and will require the Company to obtain a number of building, environmental and other governmental permits. In addition, as the Company expands into new regions or accelerates the rate of its U.S. store expansion, the Company may need additional warehouse capacity. In order to meet such needs, the Company intends to secure another distribution center or expand its current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. There can be no assurance as to whether or when the Company will be able to effect its systems upgrades, enameling plant relocation plans, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that the Company will not incur cost overruns or disruptions in its operations in connection therewith. The failure of the Company to effect these and any other necessary operational changes on a timely basis would adversely affect the ability of the Company to implement its growth strategy and, therefore, its business, financial condition and operating results.

  Competition. The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Australia. The Company's retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company, and particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the Company's segment of the retail industry may also result in new competition in the future.

  Seasonality; Weather; Fluctuations in Results. The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Since the Company has historically derived a greater portion of its sales from its larger Australian store base, these seasonal trends have generally resulted in increased sales and income during the Australian summer months of November through January and substantially lower-than-average sales and income during the months of February, March, May and July. The Company believes this is the general pattern associated with its segment of the Australian retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. The Company's quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected.

  Reliance on Systems. The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial, accounting and human resources. The Company's reliance upon such systems will likely increase upon the anticipated introduction of automated store replenishment in Australia. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, could have a material adverse effect upon the Company's business, operating results and financial condition. Like many computer systems, the Company's Wang computer system in Australia uses two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Therefore, in the Australian system, the Company's date critical functions relating to the year 2000 and beyond, such as sales, distribution, purchasing, inventory control, financial and human resource systems, may be adversely affected unless changes are made to this computer system. The Company expects to resolve these issues in a timely manner and is currently engaged in a review of all existing computer systems in order to implement the required changes, which may entail replacing the existing system. The Company expects that upgrades to its computer systems with respect to the year 2000 problem will require capital expenditures of approximately A$0.75 million. However, no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significant expense in resolving these issues. The Company's newly installed computer system in the United States has been designed to avoid the occurrence of such problems with the year 2000.

  Dependence on Key Employees. The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of The Galore Group (USA), Inc. and Director. These individuals have an average of 15 years of experience with the Company and have chief responsibility for the development of the Company's current business and growth strategies. The Company does not have employment contracts with any of its executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its new store expansion program in the United States and its store refurbishment plans in Australia. In August 1997, the Company appointed a Chief Operating Officer for its U.S. operations to manage daily operations in the United States, permitting Mr. Selati to concentrate on the Company's U.S. growth strategy.

  Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers. Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a majority of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could materially adversely affect the Company's business, operating results and financial condition.

  The Company purchases certain of its finished inventory and manufacturing parts and all of its raw materials from numerous vendors and suppliers and generally has no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 1998, the Company purchased inventory from over 400 vendors in the United States, Australia and Asia. In such period, approximately 25% of the Company's merchandise purchases were obtained from the Company's ten largest vendors. Although no vendor accounted for more than 5% of the Company's merchandise purchases in such period (other than Horan's Steel and Bromic), the Company considers certain barbecue brands to be significant to its business, especially in the United States. Also during such period, the Company purchased barbecue and home heater parts from over 50 suppliers in Asia, Australia and North America. Horan's Steel and Bromic supplied the Company with approximately 20% and 21%, respectively, of the Company's factory parts and raw material purchases, and approximately 80% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of the Company's key suppliers currently provide the Company with certain incentives, such as volume and trade discounts as well as other purchasing incentives. A reduction or discontinuance of these incentives could have an adverse effect on the Company. Although the Company believes that its relationships with its vendors and suppliers are good, any vendor or supplier could discontinue selling to the Company at any time.

  Product Liability and Governmental and Other Regulation. Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on the Company's business, operating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using a Company product. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although the Company maintains liability insurance in both Australia and the United States, there can be no assurance that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of the Company's product liability coverage is A$50 million. In the United States, the Company's U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$12 million and third party liability coverage limited at US$11 million. There is no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the sale or use of the Company's products.

  In addition, the Company's barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company's distribution facilities are also subject to workplace safety and labor relations regulations. The Company believes that it is in substantial compliance with such regulations. The sale of certain products by the Company may result in technical violations of certain of the Company's leases which prohibit the sale of flammable materials in or on the leased premises. As a barbecue and barbecue accessories store, the Company sells lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. The Company does not store containers of gas for barbecue grills in its stores. The Company stores matches, lighters and the like in closed containers or in displays where the chance of activation is remote, and does not store such items near open flames. Over the Company's operating history, the Company's landlords have been made aware that the Company sells such products. To date, no landlord has terminated or threatened termination of any lease due to such sales.

  The foregoing regulations and restrictions could have a material adverse effect on the Company's business, operating results or financial condition.

  Uncertainties Regarding Manufacturing and Distribution of Merchandise. The Company manufactures a substantial portion of the barbecues and home heaters sold in its stores and distributes merchandise to Barbeques Galore stores primarily from its distribution centers located at its headquarters in Australia and Irvine, California. Throughout the manufacturing process, the Company utilizes heavy machinery and equipment to produce and assemble barbecues and home heaters from parts and raw materials supplied from numerous third party suppliers. In distributing merchandise, the Company relies upon third party sea carriers to ship its manufactured products from Australia to the United States, as well as third party surface freight carriers to transport all its merchandise from its distribution centers and warehouses to stores. Accordingly, the Company is subject to numerous risks associated with the manufacturing and distribution of its merchandise, including supply interruptions, mechanical risks, labor stoppages or strikes, inclement weather, import regulation, changes in fuel prices, changes in the prices of parts and raw materials, economic dislocations and geopolitical trends. In addition, the Company believes that, while its distribution facilities are sufficient to meet Barbeques Galore's current needs, the Company may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

  Risks Related to Franchised and Licensed Stores. As of January 31, 1998, there were 46 licensed stores in Australia and seven franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from the Company. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The Company monitors its licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and requires the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although the Company believes that its licensees and franchisees are presently in substantial compliance with Company guidelines and that its license and franchise arrangements have not been problematic in any material respect in the past, serious or protracted failures by licensees or franchisees to adhere to Company standards could adversely affect customer loyalty and diminish the Company's brand name or reputation for quality products and services, and could require the Company to devote significant management attention and resources to enforcing its rights under such agreements. Conversely, if the Company fails to provide adequate support services or otherwise breaches its contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue thereunder. The licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

  Currency Fluctuations. The Company prepares its consolidated financial statements in Australian dollars, but a substantial portion of the Company's revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which the Company transacts its business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. In the past, the Company's Australian operations have hedged a major portion of its imports against exchange rate fluctuations with respect to the Australian dollar. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition.

ITEM 2. DESCRIPTION OF PROPERTY.

  The Company currently leases all of its stores and expects that its policy of leasing, rather than owning, store properties will continue as it expands. Existing store leases provide for original lease terms that generally range from two to ten years, with single or multiple renewal options that range from three to ten years at increased rents. Certain of the leases provide for scheduled rent increases or for contingent rent (based upon store sales exceeding stipulated amounts). The Company guarantees two franchised store leases, one of which is secured by the franchisee's rights in its Barbeques Galore franchise.

  In Sydney, Australia, the Company owns its headquarters and a 76,000 square foot portion of its distribution center. The Company leases the remaining 50,000 square feet of its distribution facilities, the adjacent 75,000 square foot barbecue and home heater factory (under a five-year lease with four successive five-year renewal options for a total maximum lease term of 25 years) and a 20,000 square foot wholesale and licensee store distribution center in Brisbane (under a five-year lease with one five-year renewal option). In addition, the Company leases its enameling plant premises. This lease will expire in June 1998 and, prior to expiration, the Company intends to move its enameling operations to its main factory and has, since January 31, 1998, purchased for A$3.5 million, a 45,000 square foot facility to house its assembly operations and certain administrative facilities. The Company is also able to, and periodically does, lease space for short terms in public warehouses in Australia. In Irvine, California, the Company leases its home office and 44,000 square foot U.S. distribution center under leases scheduled to expire in 2000 (subject to a two-year renewal option). As in Australia, additional public warehouse space is leased for short terms.

  The Company's ownership interest in its Sydney headquarters and all of its leasehold interests in real property are subject to a mortgage interest of Australia and New Zealand Banking Group Limited ("ANZ") under a Deed of Charge and related documents between ANZ (successor-in-interest to Westpac Banking Corporation) and the Company. See Exhibit No. 10.4 in "Item 19--Financial Statements and Exhibits."

ITEM 3. LEGAL PROCEEDINGS.

  There are no material pending legal proceedings against the Company. The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the business, results of operations or financial condition of the Company.

ITEM 4. CONTROL OF REGISTRANT.

  The Company is not, to its knowledge, directly owned or controlled by any other corporation or foreign government.

  The Company is not aware of any voting arrangements which may, at any subsequent date, result in a change of control of the Company.

  The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares as of April 20, 1998 by (i) each person or entity known to the Company to own beneficially 10% or more of the outstanding Ordinary Shares, and (ii) all directors and executive officers of the Company as a group:


                                                          AMOUNT AND NATURE
TITLE OF CLASS   NAME AND ADDRESS OF BENEFICIAL OWNER OF BENEFICIAL OWNERSHIP/1/ PERCENT OF CLASS
--------------   ------------------------------------ -------------------------- ----------------
Ordinary Shares  Sam Linz............................         1,293,8952(2)            28.5%
                 All directors and executive officers
                  as a group (9 persons)................       1,773,595               39.1%

(1) Applicable percentage of ownership for each shareholder is based on 4,541,652 Ordinary Shares outstanding as of April 20, 1998, together with applicable options for such shareholders. Excludes 203,038 Ordinary Shares issuable upon the exercise of stock options granted under the Executive Share Option Plan and 199,400 Ordinary Shares issuable upon the exercise of stock options to be granted under the 1997 Share Option Plan concurrently with the Initial Public Offering (the "Offering"). There are an additional 129,854 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Share Option Plan. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares subject to options exercisable within sixty (60) days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

(2) Includes 162,210 Ordinary Shares held by Wispjune Pty Limited ("Wispjune"), a company in which Mr. Linz owns a 72.5% interest, with Mr. Robert Gavshon and Mr. John Price, each a director of the Company, owning the remaining 22.5% and 5.0%, respectively, and 167,402 Ordinary Shares held by Geblon Pty Limited ("Geblon"), a company in which Mr. Linz and Mr. Gavshon each have a 50% ownership interest, with Mr. Linz retaining voting control of the company. Excludes 88,459 Ordinary Shares held by ANZ Nominees Limited on behalf of members of Mr. Linz's immediate family, and 14,322 Ordinary Shares held by Bosmana Pty Limited ("Bosmana"), a trustee of one of the Company's Superannuation Funds, of which Mr. Linz is one of the three directors. Mr. Linz disclaims beneficial ownership of the foregoing Ordinary Shares held by ANZ Nominees Limited and Bosmana, except to the extent of his pecuniary interest therein.

                           EXCHANGE RATE INFORMATION

  The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On January 31, 1998, the Noon Buying Rate was US$0.6693 = A$1.00. The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Australian dollars.

  Fluctuations in the exchange rate between the Australian dollar and the U.S. dollar may affect the Company's earnings, the book value of its assets and its shareholders' equity as expressed in Australian and U.S. dollars, and consequently may affect the market price for the ADSs. Such fluctuations will also affect the conversion into U.S. dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Item 5--Nature of Trading Market" and "Item 6-- Exchange Controls and Other Limitations Affecting Securityholders."

                                                                          PERIOD
TWELVE MONTHS ENDED JANUARY 31,                  AVERAGE(1)  HIGH   LOW    END
-------------------------------                  ---------- ------ ------ ------
1994
 First Quarter..................................   0.7020   0.7217 0.6692 0.7073
 Second Quarter.................................   0.6837   0.7095 0.6655 0.6900
 Third Quarter..................................   0.6639   0.6916 0.6450 0.6665
 Fourth Quarter.................................   0.6782   0.7108 0.6569 0.7086
1995
 First Quarter..................................   0.7143   0.7248 0.7016 0.7155
 Second Quarter.................................   0.7312   0.7452 0.7041 0.7395
 Third Quarter..................................   0.7400   0.7458 0.7303 0.7425
 Fourth Quarter.................................   0.7649   0.7780 0.7404 0.7566
1996
 First Quarter..................................   0.7383   0.7590 0.7229 0.7282
 Second Quarter.................................   0.7248   0.7442 0.7088 0.7385
 Third Quarter..................................   0.7508   0.7704 0.7312 0.7595
 Fourth Quarter.................................   0.7427   0.7607 0.7339 0.7463
1997
 First Quarter..................................   0.7717   0.7915 0.7483 0.7875
 Second Quarter.................................   0.7926   0.8025 0.7727 0.7727
 Third Quarter..................................   0.7895   0.7998 0.7731 0.7917
 Fourth Quarter.................................   0.7908   0.8162 0.7623 0.7623
1998
 First Quarter..................................   0.7786   0.7982 0.7574 0.7806
 Second Quarter.................................   0.7572   0.7866 0.7349 0.7478
 Third Quarter..................................   0.7279   0.7508 0.6866 0.7011
 Fourth Quarter.................................   0.6709   0.7126 0.6357 0.6845

--------
(1) Determined by averaging the closing price for each date in the period.

                                    PART II

ITEM 5. NATURE OF TRADING MARKET.

MARKET INFORMATION

  The Company's Ordinary Shares are traded on the Nasdaq National Market under the symbol BBQZY, as represented by American Depositary Shares ("ADSs"). The ADSs are represented by American Depositary Receipts issued by Morgan Guaranty Trust Company as Depositary. Each American Depositary Share represents one Ordinary Share of the Company.

  From April 1987 through December 1996, the Company listed its Ordinary Shares for trading on the ASE. In December 1996, the Company voluntarily delisted from the ASE and since such time, there had been no established foreign public market for the Ordinary Shares or ADSs.

  The following table sets forth the high and low closing sales prices of the Ordinary Shares on the Australian Stock Exchange from January 1, 1996 through the period ending January 31, 1998:

   FISCAL PERIOD                                                     HIGH   LOW
   -------------                                                     ----- -----
   Fiscal Year ended January 31, 1997
     First Quarter.................................................. 0.35  0.29
     Second Quarter................................................. 0.35  0.27
     Third Quarter.................................................. 0.385 0.28
     Fourth Quarter................................................. 0.39  0.385
   Fiscal Year ended January 31, 1998
     First Quarter..................................................   N/A   N/A
     Second Quarter.................................................   N/A   N/A
     Third Quarter..................................................   N/A   N/A
     Fourth Quarter.................................................   N/A   N/A

  The following table sets forth the range of high and low closing sale prices of the American Depositary Shares on the Nasdaq National Market for the fiscal periods indicated:

   FISCAL PERIOD                                                    HIGH   LOW
   -------------                                                    ----- -----
   Fiscal Year ended January 31, 1997
     First Quarter.................................................   N/A   N/A
     Second Quarter................................................   N/A   N/A
     Third Quarter.................................................   N/A   N/A
     Fourth Quarter................................................   N/A   N/A
   Fiscal Year ended January 31, 1998
     First Quarter.................................................   N/A   N/A
     Second Quarter................................................   N/A   N/A
     Third Quarter.................................................   N/A   N/A
     Fourth Quarter (November 17, 1997 through January 31, 1998)... 9.375 5.750

  As of April 15, 1998, there were three holders of record of American Depositary Shares and 90 additional holders of record of the Company's Ordinary Shares. Of the Ordinary Shares, to the Company's knowledge, three holders of record reside in the United States. The Company is unable to determine how many holders of record of American Depositary Shares reside in the U.S.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS.

RESTRICTIONS ON FOREIGN OWNERSHIP; ANTITAKEOVER RESTRICTIONS.

  Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the American Depository Receipts. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million or (ii) any direct or indirect ownership interest in Australian residential real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. However, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs are owned by foreign persons or their associates then the level of foreign ownership of the Company's equity securities is approximately 42.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

  The Company has additionally provided that all stock options outstanding under the Company's Executive Share Option Plan at such time as the Company becomes subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of the outstanding Ordinary Shares of the Company shall become immediately exercisable for a period of up to 120 days, measured from the date the Board notifies the optionee of the takeover bid. Similarly, the Company has provided that all stock options outstanding under the Company's 1997 Share Option Plan at such time as the Company is acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan, which, barring acceleration, will become exercisable on February 1, 1999 and 199,400 Ordinary Shares underlying stock options which were granted concurrently with the Offering under the 1997 Share Option Plan, which, barring acceleration, will become exercisable according to the terms of the 1997 Share Option Plan. Such investment restrictions and dilutive acceleration events could have a material adverse effect on the Company's ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers Act) to acquire the Company, including attempts that might result in a premium over market price to holders of ADSs.

  The Memorandum and Articles of Association of the Company (collectively, the "Articles") contain certain provisions that could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Articles, among other things, (i) in effect divide the Board of Directors of the Company into three classes, which serve for staggered three-year terms,
(ii) provide that the shareholders may amend or repeal special resolutions, including changes to the Articles and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present, (iii) require extended notice (of up to 21 days) for special resolutions considered by the Board of Directors, and (iv) authorize the Board of Directors, without any vote or action by shareholders of the Company, to issue, out of the Company's authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter. Although the Company currently has no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior share that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Articles referred to above, could have the effect of making it more difficult for a third party to acquire control of the Company.

  Australian law requires the transfer of shares in the Company to be made in writing, and stamp duty at the rate of 0.6% is payable in relation to any transfer of shares. No stamp duty will be payable in Australia on the transfer of ADSs provided that any instrument by which the ADSs are transferred is executed outside Australia.

  In certain circumstances, nonresidents of Australia may be subject to Australian tax on capital gains made on the disposal of shares or ADSs. The rate of Australian tax on taxable gains realized by non-residents of Australia is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%. These circumstances are described in "Taxation."

ITEM 7. TAXATION.


TAXATION

  Dividends. Fully franked dividends (i.e., dividends paid out of the Company's profits which have been subject to Australian income tax at the maximum corporate tax rate) which are paid to shareholders who are U.S. residents will not be subject to Australian income or Australian withholding taxes. Unfranked dividends (i.e., dividends that are paid out of profits that have not been subject to Australian income tax) are subject to Australian withholding tax when paid to U.S. resident shareholders. In the event the Company pays partially franked dividends, shareholders will be subject to withholding tax on the unfranked portion. Pursuant to the bilateral taxation convention between Australia and the United States (the "Treaty"), the withholding tax imposed on dividends paid by the Company to a U.S. resident is limited to 15%.

  Dividends which are paid to the Company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the Company's "foreign dividend account" ("FDA"). Where the Company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the Company is an FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of an FDA dividend gives rise to a debit in the Company's FDA account.

  Sales of ADSs or Ordinary Shares. U.S. residents who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together with associates) 10% or more of the issued share capital of a public Australian company are not liable for Australian capital gains tax on the disposal of shares or ADSs of such company.

  U.S. residents are subject to Australian capital gains tax on the disposal of shares or ADSs of a private Australian company where the disposal consideration exceeds the cost base (indexed for inflation where the shares or ADSs are held for 12 months or more) unless such a gain is exempt from Australian tax under the Treaty. The rate of Australian tax on taxable capital gains realized by U.S. residents is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%. U.S. residents who are subject to Australian tax on capital gains made on the disposal of shares or ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

  A company listed on a stock exchange (a "Listed Company") will be treated as a private company in respect of a fiscal year for Australian tax purposes if it is closely held (i.e. at any time during that fiscal year, not less than 75% of the paid up capital of the Company, voting power or dividend rights is held by 20 or fewer persons), unless the Australian Commissioner of Taxation (the "Commissioner"), pursuant to the discretion granted to him, rules that such company will be treated as a public company for such fiscal year. As the ADSs are listed for quotation on the Nasdaq National Market, the Company will be deemed a Listed Company.

  On July 9, 1997, the Commissioner ruled that the Company will be treated as a public company for Australian tax purposes for the year ending January 31, 1998. Such ruling is based on the Company's expectation that it will not be closely held at any time after the Offering. However, because the ownership of the Company must be continuously monitored, there can be no assurance that the Company will not become closely held, thereby losing its public company status.

  U.S. residents who are securities dealers or in whose hands a profit on disposal of ADSs or Ordinary Shares is regarded as Ordinary income and not as a capital gain (such ADSs and Ordinary Shares are referred to as "revenue assets") will be subject to Australian income tax on Australian source profits arising on the disposal of the ADSs or Ordinary Shares, unless such profits are exempt from Australian tax under the Treaty. Prospective investors should consult their own tax advisors in determining whether the ADSs or Ordinary Shares are revenue assets because such a conclusion depends on the particular facts and circumstances of the individual investor.

  Pursuant to the Treaty, capital gains or profits arising on the disposal of ADSs or Ordinary Shares which constitute "business profits" of an enterprise carried on by a U.S. resident who does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable are exempt from Australian tax. The term "business profits" is not defined in the Treaty and thus its meaning in the present context is that which the term has under Australian tax law. The Australian Courts have held that the term business profits is not confined to profits derived from the carrying on of a business but must embrace any profit of a business nature or commercial character. The term "permanent establishment" is defined in the Treaty to mean a fixed place of business through which an enterprise is carried on and includes an Australian branch of the U.S. resident and an agent (other than an agent of independent status) who is authorized to conclude contracts on behalf of the U.S. resident and habitually exercises that authority in Australia. Any capital gains or profits derived by a U.S. resident from the disposal of the ADSs or Ordinary Shares held as revenue assets (including gains derived by a securities dealer) will constitute business profits under the Treaty and, thus be exempt from Australian tax, provided that such holder does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable.

  U.S. residents with no taxable capital gains or income from sources in Australia other than dividends with respect to the Ordinary Shares or ADSs are not required to file an Australian income tax return.

STAMP DUTY

  Under the law as it currently stands, stamp duty is imposed in New South Wales on any transfer of shares (or rights to shares) in a company incorporated in New South Wales. In the absence of a relevant exemption, duty will be payable on the transfer of Ordinary Shares in the Company at the rate of A$0.60 for each A$100.00 of the higher of the consideration paid or payable to acquire the Ordinary Shares or unencumbered value of the Ordinary Shares. The availability of exemptions depends upon the particular circumstances of each transaction.

  Where the consideration is not less than the unencumbered value of the Ordinary Shares, duty will be payable by the person acquiring those shares. Where the consideration is less than the unencumbered value of the Ordinary Shares, or there is no consideration, the transferor and transferee are jointly and severally liable for the stamp duty.

  No stamp duty is currently payable in Australia on the transfer of ADSs or ADRs relating to Ordinary Shares in the Company provided that the transfer takes place without any written instrument.

  The current New South Wales stamp duty legislation will not apply to a transaction entered into on or after July 1, 1998. On that date, new stamp duty legislation is due to commence operation. That new legislation imposes stamp duty upon a dutiable transaction relating to "ADRs", whether or not that transaction is effected in writing. The term "ADR" is specifically defined in the new legislation. Durable transactions include a transfer, or an agreement for the sale or transfer, of "ADRs". It is unclear whether the ADSs or ADRs the subject of this Form 20-F fall within the definition of "ADR" in the new stamp duty legislation.

  The new stamp duty legislation contains a number of exemptions from ad valorem duty, including an exemption from duty for certain transfers to foreign residents of "ADRs" which are listed on a "recognised stock exchange". NASDAQ is such on exchange. The term "foreign resident" is specifically defined in the new stamp duty legislation. The availability of any one of the exemptions from stamp duty depends upon the particular circumstances of each transaction.

GIFT, ESTATE AND INHERITANCE TAXES

  There are no specific gift, estate or inheritance taxes in Australia. However, the transfer by a U.S. resident of Ordinary Shares or ADSs by way of gift or upon death may have Australian income tax and stamp duty implications.

ITEM 8. SELECTED FINANCIAL DATA

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                    SEVEN MONTHS ENDED     FISCAL YEAR ENDED
                                FISCAL YEAR ENDED JUNE 30,            JANUARY 31, (1)        JANUARY 31,(1)
                          ----------------------------------------  --------------------  ---------------------
                            1993      1994      1995       1996        1996       1997       1997       1998
                          --------- --------- ---------  ---------  ----------  --------  ----------  ---------
                                                                    (UNAUDITED)           (UNAUDITED)
                                                IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  A$114,973 A$124,635 A$138,057  A$141,691   A$92,074   A$98,752  A$148,369   A$179,325
Cost of goods sold(2)...     82,630    84,104    92,290     98,158     62,789     67,955    103,324     122,072
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Gross profit............     32,343    40,531    45,767     43,533     29,285     30,797     45,045      57,253
Selling, general
 andadministrative
 expenses...............     27,992    35,462    40,058     39,339     24,328     25,740     40,751      48,992
Store pre-opening
 costs..................        205       135        64        153        114        200        239         435
Relocation and closure
 costs(3)...............        --        --        --         875        --         461      1,336          20
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Operating income........      4,146     4,934     5,645      3,166      4,843      4,396      2,719       7,806
Equity in income of af-
 filiates, net
 of tax.................        412       660       963        836        709        252        379         547
Interest expense........      2,526     1,999     2,230      2,262      1,619      1,593      2,236       3,334
Other expense (in-
 come)(4)...............        --        --        --      (2,303)    (2,303)     1,132      1,132          -
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Income (loss) before in-
 come tax...............      2,032     3,595     4,378      4,043      6,236      1,923       (270)      5,019
Income tax expense (ben-
 efit)..................        176     1,278       573         98      1,286        366       (822)      1,488
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Net income..............  A$  1,856 A$  2,317 A$  3,805  A$  3,945   A$ 4,950   A$ 1,557  A$    552   A$  3,531
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Earnings per share (A$
 per share).............  A$   0.46 A$   0.53 A$   0.86  A$   0.89   A$  1.11   A$  0.38  A$   0.13   A$   1.43
                          ========= ========= =========  =========   ========   ========  =========   =========
Basic earnings per
 share(5)...............
Diluted earnings per
 share(5)...............  A$   0.46 A$   0.53 A$   0.86  A$   0.89   A$  1.11   A$  0.38  A$   0.13   A$   1.18
                          ========= ========= =========  =========   ========   ========  =========   =========
Weighted average shares
 outstanding(5).........      4,247     4,358     4,450      4,450      4,450      4,073      4,228       2,473
                          ========= ========= =========  =========   ========   ========  =========   =========
                                                            IN THOUSANDS
BALANCE SHEET DATA:
Working capital.........  A$ 16,600 A$ 25,400 A$ 26,856  A$ 24,710   A$25,139   A$22,552  A$ 22,552   A$ 36,917
Total assets............     55,400    60,538    67,624     66,562     67,544     67,970     67,970      82,074
Total long-term debt....     10,223    16,988    17,690     15,819     11,631     34,276     34,276      18,121
Shareholders' equity....     21,316    24,385    26,326     27,817     30,349     10,165     10,165      43,927
SELECTED U.S. OPERATING
 DATA:
Stores open at period-
 end....................                   17        17         21         19         25         25          34
Average net sales per
 store (in
 thousands)(6)..........            A$  1,389 A$  1,630  A$  1,572   A$   862   A$   822  A$  1,579   A$  1,731
Comparable store sales
 increase(7)............                  --       21.2%      10.0%      10.0%       4.1%       6.5%       18.9%
Selling square feet (in
 thousands).............                 49.3      51.3       59.5       55.7       72.7       70.2        96.6
Sales per selling square
 foot...................            A$    437 A$    519  A$    489   A$   279   A$   251  A$    469   A$    538
SELECTED AUSTRALIAN OP-
 ERATING
 DATA:
Stores open at period-
 end....................                   32        31         31         32         32         32          32
Average net sales per
 store (in
 thousands)(6)..........            A$  1,719 A$  1,844  A$  2,081   A$ 1,446   A$ 1,658  A$  2,222   A$  2,411
Comparable store sales
 increase(8)............                  --        4.3%       8.1%       6.0%      10.6%      11.6%        5.0%
Selling square feet (in
 thousands).............                275.3     273.9      279.9      272.3      281.2      276.6       291.2
Sales per selling square
 foot...................            A$    206 A$    216  A$    230   A$   165   A$   182  A$    256   A$    265

--------
(1) As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31 (effective January 31, 1997).
(2) Cost of goods sold includes the cost of merchandise sold during the periods, distribution and store-level occupancy costs.

(3) Includes A$262,000 incurred during the year ended June 30, 1996 in connection with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and a A$369,000 provision accrued in January 1997 in connection with the planned relocation of the Company's enameling facilities.
(4) Includes a A$2.3 million gain during the year ended June 30, 1996, related to the Company's sale of its equity interest in GLG New Zealand and a A$1.1 million charge incurred in December 1996 in connection with the Capital Reduction and delisting.
(5) Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net earnings available to ordinary shareholders, as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of Ordinary Shares and dilutive ordinary share equivalents for the period.
(6) For stores open at beginning of period indicated.
(7) The number of comparable stores used to compute such percentages was 17 for each of fiscal 1995 and 1996, 16 and 19 for the seven-month periods ended January 31, 1996 and 1997, respectively, and 19 and 25 for the fiscal years ended January 31, 1997 and 1998, respectively.
(8) The number of comparable stores used to compute such percentages was 32 and 31 for fiscal 1995 and 1996, respectively, 31 and 33 for the seven-month periods ended January 31, 1996 and 1997, respectively, and 33 and 32 for the fiscal years ended January 31, 1997 and 1998, respectively.


  Unaudited Additional Quarterly Consolidated Financial Data. The following table sets forth, for the periods indicated, certain selected statement of operations and operating data for each of the Company's last eight fiscal quarters. The quarterly statement of operations data and selected operating data set forth below were derived from unaudited financial statements of the Company, which in the opinion of management of the Company contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof.

                                                       QUARTER ENDED
                          ----------------------------------------------------------------------------
                          APR 30,   JUL 31,   OCT 31,  JAN 31,  APR 30,   JUL 31,   OCT 31,   JAN 31,
                            1996      1996      1996     1997     1997      1997      1997      1998
                          --------  --------  -------- -------- --------  --------  --------  --------
                                            IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENT OF OPERATIONS
 DATA
Net sales...............  A$27,653  A$31,967  A$35,255 A$53,494 A$30,366  A$40,028  A$43,539  A$65,392
Cost of goods sold,
warehouse,
distribution and occu-
pancy costs.............    20,207    22,879    24,249   35,989   20,891    27,529    29,815    43,836
                          --------  --------  -------- -------- --------  --------  --------  --------
Gross profit ...........     7,446     9,088    11,006   17,505    9,475    12,499    13,724    21,556
Selling, general and
administrative
expenses................     8,736     9,576    10,088   12,351    9,798    11,930    12,384    14,874
Store pre-opening
 costs..................       --         64        79       96      114        95        37       189
Relocation and closure
 costs..................       --        875       --       461      --        --        --         20
                          --------  --------  -------- -------- --------  --------  --------  --------
Operating income
 (loss).................    (1,290)   (1,427)      839    4,597     (437)      474     1,303     6,473
Equity in income of af-
 filiates...............        80        87       103      109       50       138       153       206
Interest expense........       410       438       678      710      879       881     1,111       463
Other expense (income)..       --        --         36    1,096      --        --        --        --
                          --------  --------  -------- -------- --------  --------  --------  --------
Income (loss) before in-
 come tax...............    (1,620)   (1,778)      228    2,900   (1,266)     (269)      345     6,216
Income tax expense (ben-
 efit)..................      (437)   (1,330)       98      847     (566)      (83)      143     1,996
                          --------  --------  -------- -------- --------  --------  --------  --------
Net income (loss).......  A$ 1,183  A$  (448) A$   130 A$ 2,053 A$  (700) A$  (186) A$   202  A$ 4,220
                          ========  ========  ======== ======== ========  ========  ========  ========
Earnings per share (A$
 per share)
Basic earnings per
share...................  A$  0.27  A$ (0.10) A$  0.03 A$  0.58 A$ (0.38) A$ (0.10) A$ (0.11) A$  0.97
                          ========  ========  ======== ======== ========  ========  ========  ========
Diluted earnings per
share...................  A$  0.26  A$ (0.10) A$  0.03 A$  0.52 A$ (0.38) A$ (0.10) A$ (0.11) A$  0.96
                          ========  ========  ======== ======== ========  ========  ========  ========
Weighted average shares
 outstanding............     4,450     4,450     4,450    3,569    1,844     1,844     1,844     4,336
                          ========  ========  ======== ======== ========  ========  ========  ========

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

  The Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "--Factors That May Affect Quarterly or Annual Operating Results" contained in "Item 1--Description of Business" and elsewhere in this Annual Report on Form 20-F.

OVERVIEW

  Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of January 31, 1998, the Company owned and operated 32 stores in all six states in Australia and 37 stores (including three U.S. Navy concession stores) in six states in the United States. In addition, as of such date, there were 46 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

  The Company derives its revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. These categories represented 43.1%, 34.4%, 8.9% and 12.9%, respectively, of the Company's net sales for the twelve months ended January 31, 1998, representing a 9.1%, 52.9%, (3.8)% and 19.6% increase (decrease) over their respective net sales levels for the twelve months ended January 31, 1997.

  The Company believes the majority of its future growth will result from the continuing expansion of its U.S. retail business, primarily through the opening of new stores, and the refurbishment of its Australian store base. Through its vertically integrated operations, the Company manufactures a proprietary line of barbecues and home heaters for its retail stores and licensees as well as other barbecue and home heater products for its wholesale customers.

RESULTS OF OPERATIONS

  The following table sets forth consolidated operating results of the Company as a percentage of net sales:

                                       TWELVE         SEVEN        TWELVE
                                       MONTHS        MONTHS        MONTHS
                                     ENDED JUNE    ENDED JAN.    ENDED JAN.
                                         30,           31,           31,
                                     ------------  ------------  ------------
                                     1995   1996   1996   1997   1997   1998
                                     -----  -----  -----  -----  -----  -----
Net Sales........................... 100.0% 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of goods sold, warehouse, dis-
 tribution and occupancy costs......  66.8   69.3   68.2   68.8   69.6   68.1
                                     -----  -----  -----  -----  -----  -----
Gross profit........................  33.2   30.7   31.8   31.2   30.4   31.9
Selling, general and administrative
 expenses...........................  29.0   27.8   26.4   26.1   27.5   27.3
Store pre-opening costs.............   0.0    0.1    0.1    0.2    0.2    0.2
Relocation--closure costs...........   0.0    0.6    0.0    0.5    0.9    0.0
                                     -----  -----  -----  -----  -----  -----
Operating income....................   4.2    2.2    5.3    4.4    1.8    4.4
Equity in income of affiliates, net
 of tax.............................   0.7    0.6    0.8    0.3    0.3    0.3
Interest expense....................   1.6    1.6    1.8    1.6    1.5    1.9
Other expense (income)..............   0.0   (1.6)  (2.5)   1.1    0.8    0.0
                                     -----  -----  -----  -----  -----  -----
Income (loss) before income tax.....   3.3    2.8    6.8    2.0   (0.2)   2.8
Income tax expense (benefit)........   0.4    0.1    1.4    0.4   (0.6)   0.8
                                     -----  -----  -----  -----  -----  -----
Net income (loss)...................   2.9%   2.7%   5.4%   1.6%   0.4%   2.0%
                                     =====  =====  =====  =====  =====  =====

TWELVE MONTHS ENDED JANUARY 31, 1998 COMPARED TO TWELVE MONTHS ENDED JANUARY 31, 1997 (UNAUDITED)

  Net sales increased by approximately A$30.9 million, or 20.9%, to A$179.3 million for the fiscal year ended January 31, 1998 from A$148.4 million for the fiscal year ended January 31, 1997. Eleven new stores were opened in the United States during the twelve months ended January 31, 1998 of which eight were in existing markets, including one franchise store in Atlanta, and the remaining three in San Antonio, Texas, Mandarin, Florida and Pearl Harbor, Hawaii (a U.S. Navy concession store). In Australia, one new store was opened and four refurbished or relocated. Comparable store sales increased 13% and contributed A$13.1 million to the increase in net sales. Comparable store sales increased 18.9% in the United States and 5.0% in Australia. Increased sales also resulted from stores not forming part of the comparative store sales, including new stores opened in the U.S. in the previous twelve months. The balance of the increased sales was primarily attributable to an A$3.8 million increase in Australian wholesale sales, mainly to mass merchandisers.

  Gross profit increased approximately A$12.3 million, or 27.1%, to A$57.3 million for the fiscal year ended January 31, 1998 from A$45.0 million for the fiscal year ended January 31, 1997. Gross margin (gross profit as a percentage of sales) increased to 31.9% during the fiscal year ended January 31, 1998 from 30.4% during the comparable period in 1997. The increase in gross margin was primarily due to production efficiencies gained in the Australian manufacturing operation. The increase was partially offset by a reduction in gross margin in the United States as a result mainly of a change in product mix and newer stores with a typically lower gross margin in their first year of operation and additional distribution costs incurred to support the store expansion program.

  Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$8.2 million, or 20.2%, to A$49.0 million for the fiscal year ended January 31, 1998 from A$40.8 million for the fiscal year ended January 31, 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 27.3% during the twelve months ended January 31, 1998 from 27.5% during the comparable period in 1997.

  Store pre-opening expenses increased A$196,000 to A$435,000 due to three more company-owned stores opening in the fiscal year ended January 31, 1998 than in the comparable period in 1997.

  Relocation and closure costs decreased by $1.3 million to A$20,000 for the fiscal year ended January 31, 1998. These costs mainly relate to the restructuring of the Licensee and Wholesale Divisions and the relocation of manufacturing operations.

  Operating income (excluding relocation and closure costs) increased by A$3.8 million to A$7.8 million for the fiscal year ended January 31, 1998 from A$4.1 million for the twelve months ended January 31, 1997. As a percentage of net sales, operating income (excluding relocation and closure costs) increased to 4.4% in the fiscal year ended January 31, 1998 from 2.7% in the comparable period in 1997.

  Income from affiliates increased by A$168,000 to A$547,000 in the fiscal year ended January 31, 1998 from A$379,000 in the fiscal year ended January 31, 1997. This increase resulted mainly from an increase in profitability of the Company's Taiwanese affiliate.

  Interest expense increased by A$1.1 million to A$3.3 million in the twelve months ended January 31, 1998 from A$2.2 million in the fiscal year ended January 31, 1997. The increase resulted from the interest at 10.25% per annum payable on convertible notes of A$10.0 million that were issued on December 31, 1996 and converted to Ordinary Shares concurrent with the Offering on November 7, 1997.

  The Company's effective tax rate was 29.6% in the twelve months ended January 31, 1998 and 304.4% during the comparable period in 1997 due, primarily, to a reduction in the valuation allowance in relation to the net deferred tax asset of the United States operation. The valuation allowance was fully written back during the fiscal year ended January 31, 1997, as the Company believed it would recoup the benefit of the tax losses and temporary differences which gave rise to the net deferred tax asset.

SEVEN MONTHS ENDED JANUARY 31, 1997 COMPARED TO SEVEN MONTHS ENDED JANUARY 31, 1996 (UNAUDITED)

  Net sales increased approximately A$6.7 million, or 7.3%, to A$98.8 million for the seven months ended January 31, 1997, from A$92.1 million for the seven months ended January 31, 1996. Four new stores were opened in the United States and one new store was opened in Australia during the seven months ended January 31, 1997, contributing approximately A$941,000 and A$610,000, respectively, to the increase in net sales. In addition, refurbishment was completed on two stores in Australia during the same period with these stores adding a further A$1.1 million to the increase in net sales. Comparable store sales increased 7.2% and contributed A$4.3 million of the increase in net sales for the seven months ended January 31, 1997. Comparable store sales increased 4.1% in the United States and 10.6% in Australia. A generally poor U.S. retail environment during the 1996 Olympic season impacted U.S. comparable store sales. The remaining portion of the increase in sales was attributable to sales resulting from two new stores opened in the United States in the preceding two quarters, a one-time close-out sale of wood heaters to Australian licensees and an increase in barbecue sales to Australian licensees. This increase in sales was partially offset by the loss of a major Australian wholesale customer and the Company's decision to discontinue third party enameling work.

  Gross profit increased approximately A$1.5 million, or 5.2%, to A$30.8 million for the seven months ended January 31, 1997 from A$29.3 million for the seven months ended January 31, 1996. Gross margin decreased to 31.2% during the seven months ended January 31, 1997 from 31.8% during the comparable period in 1996. The decrease in gross margin was primarily due to the Company's pursuit of increased market share in the high-volume, low-margin end of the Australian barbecue market. In addition, sales by new U.S. stores include a large portion of lower-margin sales during initial periods of operation. This, combined with increased freight costs for new stores located outside of California, also contributed to the decrease in gross margin.

  Selling, general and administrative expenses increased approximately A$1.4 million, or 5.8%, to A$25.7 million for the seven months ended January 31, 1997 from A$24.3 million for the seven months ended January 31, 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 26.1% for the seven months ended January 31, 1997 from 26.4% for the seven months ended January 31, 1996. The decrease was primarily due to improved operating leverage in the Australian store base and cost savings in the Australian licensee and wholesale divisions brought about by the restructuring of the licensee division. This decrease was partially offset by increased infrastructure spending in the United States related to Company expansion.

  Store pre-opening expenses increased A$86,000 to A$200,000 for the seven months ended January 31, 1997 from A$114,000 for the seven months ended January 31, 1996, primarily due to the opening of four new stores in the United States.

  Relocation and closure costs increased to A$461,000 for the seven months ended January 31, 1997 from A$0 for the seven months ended January 31, 1996 in connection with the organizational restructuring of the licensee and wholesale divisions and the provision for certain costs for the planned relocation of its enameling plant in 1998.

  Operating income (excluding relocation and closure costs) increased by A$14,000 to A$4,857,000 for the seven months ended January 31, 1997 from A$4,843,000 for the seven months ended January 31, 1996. As a percentage of net sales, operating income (excluding relocation and closure costs) decreased to 4.9% in the seven months ended January 31, 1997 from 5.3% in the comparable period in 1996.

  Income from affiliates decreased by A$457,000 to A$252,000 in the seven months ended January 31, 1997 from A$709,000 in the seven months ended January 31, 1996. This decrease resulted from the Company's sale of its equity interest in its New Zealand affiliate in December 1995.

  Interest expense remained constant at approximately A$1.6 million for the seven months ended January 31, 1997 and the seven months ended January 31, 1996.

  Other expense (income) increased to an expense of A$1.1 million for the seven months ended January 31, 1997 from income of A$2.3 million for the seven months ended January 31, 1996. In the 1997 period, the Company incurred expenses of approximately A$1.1 million related to the Capital Reduction, while in the 1996 period, the Company recognized a gain of A$2.3 million from the sale of its equity interest in its New Zealand affiliate, as described above.

  The Company's effective tax rate was 19.0% in the seven months ended January 31, 1997 and 20.6% in the seven months ended January 31, 1996. The difference in rates compared to the expected rate of 36% is a result of the exclusion from Australian taxation of equity in income from affiliates, the gain on sale of its equity in a New Zealand affiliate and a reduction in the valuation allowance in relation to the net deferred tax asset of the United States operation. The valuation allowance was fully written back in the seven months ended January 31, 1997 as the Company believed that it would recoup the benefit of the tax losses and temporary differences which gave rise to the net deferred tax asset. Excluding the effect of these items, the effective tax rate would have been 43.9% in the seven months ended January 31, 1997 and 37.1% in the seven months ended January 31, 1996. The difference is mainly attributable to increased state taxes in the United States for the seven months ended January 31, 1997.

TWELVE MONTHS ENDED JUNE 30, 1996 COMPARED TO TWELVE MONTHS ENDED JUNE 30,
1995

  Net sales increased approximately A$3.6 million, or 2.6%, to A$141.7 million for the fiscal year ended June 30, 1996 from A$138.1 million for the fiscal year ended June 30, 1995. Comparable store sales increased 5.0% and contributed approximately A$4.1 million of the increase in net sales for the 1996 fiscal year. Comparable store sales increased 10.0% in the United States and 8.1% in Australia. The combined comparable store sales increase was impacted by a decrease in the US$/A$ exchange rate of approximately 13.0% in that period. Sales during fiscal 1996 also increased as a result of the opening of four new Company-owned stores and two franchised stores in the United States, the opening of one new store in Australia and increases in other stores not included in the comparable store calculation. The combined sales increases were partially offset by decreases in the Australian licensee and wholesale divisions, primarily due to the declining wood heating market and overall softness in the Australian rural economy.

  Gross profit decreased approximately A$2.3 million, or 4.9%, to A$43.5 million for fiscal 1996 from A$45.8 million for fiscal 1995. As a percentage of net sales, gross margin decreased to 30.7% during fiscal 1996 from 33.2% during fiscal 1995. The decrease in gross margin in the 1996 period was primarily due to an increase in the cost of the Company's manufactured products as a result of the factory relocation, the one-time close-out sales of the Company's wood heating inventory and general pressure on margins in the Australian retail sector. In the United States, gross margin increased as a result of a change in sales mix towards higher margin proprietary products.

  Selling, general and administrative expenses decreased approximately A$719,000, or 1.8%, to A$39.3 million for fiscal 1996 from A$40.1 million for fiscal 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 27.8% during fiscal 1996 from 29.0% during fiscal 1995. The decrease was primarily due to increased operating leverage in its Australian store base resulting from store refurbishment and the restructuring of the Australian licensee division. This decrease was partially offset by infrastructure spending related to the opening of five new U.S. stores, including new hiring and staff training expenses.

  Store pre-opening expenses increased A$89,000 to A$153,000 during fiscal 1996 from A$64,000 for fiscal 1995, primarily due to the opening of four new stores in the United States.

  Relocation and closure costs increased to A$875,000 for fiscal 1996 from A$0 for fiscal 1995, primarily due to the relocation of the Company's manufacturing operation and the restructuring of the Company's Australian licensing division.

  Operating income (excluding relocation and closure costs) decreased A$1.6 million to A$4.0 million for fiscal 1996 from A$5.6 million for fiscal 1995. As a percentage of net sales, operating income (excluding relocation and closure costs) decreased to 2.8% in fiscal 1996 from 4.2% in fiscal 1995. Approximately A$2.3 million of the decrease was due to an increase in the cost of the Company's manufactured products following the factory relocation, the one-time close-out sales of the Company's wood heating inventory and general pressure on margins in the Australian retail sector. This decrease in gross profits was partially offset by a decrease in selling, general and administrative expenses of approximately A$719,000.

  Income from affiliates decreased A$127,000 to A$836,000 in fiscal 1996 from A$963,000 in fiscal 1995, due to the loss of income from the GLG New Zealand after the Company sold its equity interest therein in December 1995.

  Interest expense increased by A$32,000 to A$2,262,000 in fiscal 1996 from A$2,230,000 in fiscal 1995.

  Other income increased to A$2.3 million in fiscal 1996 from A$0 in fiscal 1995, due to the gain on the sale of the Company's New Zealand affiliate.

  The Company's effective tax rate was 2.4% in fiscal 1996 and 13.1% in fiscal 1995. The difference in rates is primarily the result of the exclusion from Australian taxation of both equity in income from affiliates and gain on the sale of its New Zealand affiliate, as well as a reduction in the valuation allowance for deferred tax assets due to the realization of net operating loss carryforwards against U.S. taxes. Excluding these items, the effective tax rate would have been 46.8% for the year ended June 30, 1996 and 31.2% for the year ended June 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations through cash flow from operations and bank borrowings. In November 1997, the Company completed the Offering, raising net proceeds of approximately US$13.8 million (approximately A$19.7 million). These funds have been used as set forth in this Annual Report in the section titled "Item 16-Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds."

  For the fiscal year ended January 31, 1998 and the fiscal year ended January 31, 1997 cash flow (used in) provided by operating activities was A$(1.1) million and A$10.63 million, respectively. The cash used by operations primarily reflects the increase in inventory levels related to the Company's pre-season build-up of inventories in Australia and the increased number of stores in the United States.

  Net cash flows used in investing activities for the fiscal year ended January 31, 1998 and the fiscal year end January 31, 1997 were A$4.5 million and A$6.0 million, respectively. The cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States and store refurbishments in Australia. The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion.

  The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch facilities and from the net proceeds from the Offering.

  At January 31, 1998 the Company had working capital of A$36.9 million. At January 31, 1998 the Company maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under its borrowing arrangements with ANZ and Merrill Lynch. As a consequence of the Offering, the Company is currently finalizing its funding and lines of credit arrangements with ANZ.

  The Company believes the proceeds raised from the Offering and the remaining ANZ and Merrill Lynch facilities are sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

NEW PRONOUNCEMENTS BY FINANCIAL ACCOUNTING STANDARDS BOARD

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for financial statements issued for periods beginning after December 15, 1997.

  The impact of these new pronouncements will be to increase the level of disclosure in subsequent financial statements.

UNAUDITED QUARTERLY RESULTS AND SEASONALITY

  The Company's quarterly results of operations have fluctuated, and are expected to continue to fluctuate materially, primarily because of the seasonality associated with the barbecue and fireplace industries and related item sales. The timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, changes in the Company's merchandise mix and overall economic conditions also contribute to fluctuations in the Company's quarterly results. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. The Company operates in both the Southern and Northern hemispheres, in order to partially offset the effects of seasonality, and offers fireplace products and (in Australia) home heaters in the fall and winter months. In anticipation of its peak selling season, the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Because of these fluctuations in net sales and net income (loss), the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Item 1-- Business--Factors That May Affect Quarterly or Annual Operating Results."

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

  Not applicable for the fiscal year ended January 31, 1998.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

  The executive officers, directors and key employees of the Company are as follows:

          NAME            AGE                           POSITION
          ----            ---                           --------
DIRECTORS AND EXECUTIVE
 OFFICERS OF THE COMPANY
Sam Linz................   58 Chairman of the Board
Robert Gavshon(1).......   50 Deputy Chairman of the Board and General Counsel
John Price..............   48 Head of Research and Product Development and Director
Sydney Selati...........   59 President-Galore USA and Director
Philip Gardiner(1)(2)...   51 Director
Gordon Howlett(1)(2)....   56 Director
David Glaser............   49 Company Secretary
David James.............   37 Chief Financial Officer
Kevin Ralphs............   44 Chief Financial Officer--Galore USA
KEY EMPLOYEES--AUSTRALIA
William Lyons...........   56 Managing Director of Manufacturing--Park-Tec
                              Engineering Pty Limited and Australian Enamellers Pty Limited
Ian Redmile.............   46 General Manager-Pricotech Leisure Brands Pty Limited
Peter Spring............   39 General Manager of Retail/Licensees--Barbeques Galore
                              Australia Pty Limited
Gary Whitehouse.........   48 General Manager of Logistics
KEY EMPLOYEES--UNITED
 STATES
L.D. "Chip" Brown.......   37 Chief Operating Officer--Galore USA
Michael Varley..........   50 Vice President of Purchasing, Distribution and Product
                              Development
Austin Yeh..............   50 Vice President and Director of Operations

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  SAM LINZ has served as Chairman of the Board since joining the Company in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited ("Rebel"), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and was a major shareholder until he sold his interest in July 1997. Prior to joining the Company, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 31 years of experience in the retail industry.

  ROBERT GAVSHON joined the Company in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel. Mr. Gavshon was one of the founders of Rebel and was a shareholder until he sold his interest in July 1997. Prior to joining the Company, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 16 years of experience in the retail industry.

  JOHN PRICE joined the Company in 1981 as General Manager of Wholesale and has served as Head of Research and Product Development since June 1989, and as Director of the Company since November 1989. Prior to joining the Company, Mr. Price helped found and was Managing Director of Cook-On-Gas Products Pty Limited, a developer and manufacturer of consumer gas products which was acquired by the Company in 1981. Mr. Price has over 25 years of experience in the development and marketing of consumer gas products.

  SYDNEY SELATI has served as Director of the Company since July 1997 and President of Galore USA since May 1988. From 1984 until 1988, Mr. Selati was President of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby's and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Linz. Mr. Selati has over 31 years of experience in the retail industry.

  PHILIP GARDINER has served as a non-executive Director of the Company since April 1987. Mr. Gardiner also serves as a director for several other Australian companies related to agriculture and mining and has, since 1994, been a Member and Chairman of the Western Australian Ministers for Primary Industry and Fisheries Wool Strategy Group (a state-government-appointed position). In addition, from 1979 to 1994, Mr. Gardiner served both as an executive and non-executive director for Macquarie Bank Limited, a prominent Australian banking institution. Currently, Mr. Gardiner is the full-time manager of his farm in Western Australia.

  GORDON HOWLETT has served as a non-executive Director of the Company since August 1991. Since April 1997, Mr. Howlett has served as Managing Director of Adshel Street Furniture Pty Ltd., specializing in advertising-related outdoor furniture such as bus shelters. Prior to that, from March 1994 to February 1997, Mr. Howlett served as the Executive General Manager of national and international operations at Qantas Airways Limited. From 1981 to 1994, Mr. Howlett was Managing Director of Avis Australia and Vice President of Avis throughout the Asia-Pacific region.

  DAVID GLASER has served as Company Secretary since March 1994. Mr. Glaser has also provided retail management accounting services for the retail subsidiary of the Company from February 1996 to April 1998 and, from July 1988 to February 1994, was the financial administrator to certain other of the Company's subsidiaries. Prior to joining the Company, Mr. Glaser was a partner at Arthur Andersen in South Africa. Mr. Glaser has extensive commercial experience in retail, manufacturing and service industries both locally and overseas.

  DAVID JAMES joined the Company in January 1992, serving the Company in several group financial roles, ultimately as General Manager-Finance & Administration until his departure in September 1996. From September 1996 to July 1997, Mr. James was employed by HMV Australia Pty Ltd., a subsidiary of EMI plc, as Finance Director. He rejoined the Company in July 1997 as Chief Financial Officer of the Company. Prior to 1992, Mr. James served as a Senior Audit Manager for KPMG in Australia.

  KEVIN RALPHS has served as Chief Financial Officer of Galore USA since February 1989. From May 1988 to February 1989, Mr. Ralphs served as Controller of Galore USA. Mr. Ralphs has also served as controller for American Digital Products, Inc., a distributor of computer peripherals in the Northeast United States, treasurer for Hosken Intermediaries, Inc., a New York reinsurance brokerage firm, and financial manager for Royal Beech-Nut (Pty) Ltd., a foreign subsidiary of Nabisco.

  WILLIAM LYONS has served as Managing Director of Manufacturing for Park-Tec Engineering Pty Limited, an operating subsidiary of the Company since September 1987. Prior to joining the Company, Mr. Lyons served as the Manager of Quintrex Marine, a division of Alcan, and as the Manager of Vass Electrical Engineering. Prior to managing Quintrex Marine and Vass Electrical Engineering, Mr. Lyons was involved in Design, Production and Factory Management of Cope Allman for 17 years.

  IAN REDMILE joined the Company in August 1992 as a State Manager for an Australian state and has served as General Manager of Pricotech, the Company's wholesaling subsidiary, since February 1997. Prior to joining the Company, Mr. Redmile has served as Key Account/Sales Manager for Unilever Australia for
12 years.

  PETER SPRING has served as General Manager of Retail/Licensees for Barbeques Galore Australian Pty Limited, an operating subsidiary of the Company since October 1995. Prior to that, Mr. Spring served as General Manager of the Operations of Pricotech and has served the Company since its inception in 1977.

  GARY WHITEHOUSE joined the Company in May 1990 as National Warehouse Manager and has served as General Manager of Logistics for the Company since July 1996. Prior to joining the Company, Mr. Whitehouse served as Financial Systems Accountant for Qantas Airways. Prior to that, Mr. Whitehouse held managerial positions, including commercial manager, state branch manager and warehousing/distribution manager.

  L.D. "CHIP" BROWN joined the Company in August 1997 as Chief Operating Officer of Galore USA. Prior to joining the Company, from September 1993 to July 1997, Mr. Brown served in a variety of operations including retail and technology-related positions at PepsiCo, Inc., in the capacities of Senior Director/Product Manager from November 1995 to July 1997, Process Team Leader from March 1995 to November 1995 and Market Manager from September 1993 to March 1995. Mr. Brown was a Division President with DeLoitte & Touche from 1991 to July 1993 and, prior to that, held a variety of positions at Ford Motor Company and General Electric Company.

  MICHAEL VARLEY joined the Company in January 1982 and served in a variety of sales- and buying-related positions, until May 1989 when he was appointed Vice President of Operations and Purchasing. Mr. Varley has served as Vice President of Purchasing, Distribution and Product Development since May 1994. From 1978 to 1981, Mr. Varley served as manufacturing/production manager for Mistral Fans, Inc., a manufacturing company, in both the United States and Australia. Prior to that, Mr. Varley worked as a product engineer and technical salesperson for several companies in the United Kingdom, South Africa and Australia.

  AUSTIN YEH has served as Vice President and Director of Operations for Galore USA since May 1994. Prior to joining Galore USA, Mr. Yeh served for 15 years as Director of Operations for C&R Clothiers, a major menswear retailer.

  At least one-third of the Board of Directors of the Company is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. The Board of Directors has a Compensation Committee comprised of Messrs. Gardiner and Howlett that reviews and makes recommendations for remuneration packages for executive directors and senior executives, and an Audit Committee presently comprised of Messrs. Gardiner, Gavshon and Howlett that advises on the establishment and maintenance of internal controls and ethical standards as well as on the quality and reliability of financial information provided by the Company's independent auditors.

  The Company is currently reviewing candidates for an additional independent director, residing in the United States. When such new director is designated, he or she may serve on the Audit Committee, and may replace one of the current members of the Audit Committee.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

  The aggregate annual compensation, including bonuses under the incentive program described below, paid by the Company to all directors and executive officers of the Company (nine persons) as a group for services (i) for the twelve-month period ended June 30, 1996 was A$1,258,896, (ii) for the twelve-month period ended January 31, 1997 was A$1,277,085 and (iii) for the twelve-month period ended January 31, 1998 was A$1,462,568. However, this aggregate compensation amount does not include any stock options granted to such individuals as more fully described below in the section titled "Item 12-- Options to Purchase Securities".

  The total amount set aside by the Company and its subsidiaries to provide superannuation benefits for such officers and directors for the twelve-month period ended January 31, 1998 was A$92,125.

  On February 1, 1997, the Company instituted an incentive program whereby certain executives will receive a bonus if certain budget objectives are attained during fiscal year 1998. Under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James will each receive a bonus of 20%, and Mr. Selati, Mr. Lyons, Mr. Spring, Mr. Redmile and Mr. Whitehouse will each receive a bonus of 10%, of their respective base salaries if the

Company achieves its budgeted pre-tax profit before trading contingencies for the fiscal year ended January 31, 1998. Mr. Selati, Mr. Lyons, Mr. Spring and Mr. Redmile will each receive an additional bonus of 10% of his base salary if his division achieves its budgeted operating contribution, regardless of whether or not the Company's budget is achieved. Additionally, Mr. Whitehouse will receive a bonus of 10% of his base salary if the Company's inventory level budget for fiscal 1998 is attained.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

  As of April 20, 1998, there were outstanding options to purchase a total of 402,438 Ordinary Shares granted by the Company, of which 221,038 were held by directors and officers of the Company. These outstanding options were granted under both the Company's Executive Share Option Plan and the 1997 Share Option Plan. There were no other warrants or rights to purchase the Company's Ordinary Shares outstanding as of April 20, 1998. The following table sets forth information concerning outstanding options as of April 20, 1998:

                                  NUMBER OF
                               ORDINARY SHARES   PRICE PER         OPTION
                                UNDER OPTION   ORDINARY SHARE EXPIRATION DATE
                               --------------- -------------- ----------------
Executive Share Option
 Plan(1)......................     203,038        A$  8.38    February 1, 2002
1997 Share Option Plan(2).....     199,400        US$11.00    October 1, 2007
Directors and Officers as a
 Group(3).....................     221,038             --            --

(1) Options under the Executive Share Option Plan will generally expire on the earlier of the Expiration Date or thirty days after the cessation of employment of the optionee or the executive controlling the optionee if the optionee is an entity (an "Entity Optionee"). For more information, see the "Executive Share Option Plan" description below.
(2) Options under the 1997 Share Option Plan will generally expire on the earlier of the Expiration Date or three months after the cessation of employment of the optionee. For more information, see the "1997 Share Option Plan" description below.
(3) Directors and Officers as a group received options under both the company's Executive Share Option Plan and the 1997 Share Option Plan. For more information on these plans, please see the "Executive Share Option Plan" and the 1997 Share Option Plan" descriptions below.

EXECUTIVE SHARE OPTION PLAN

  On January 31, 1997, the Company adopted the Executive Share Option Plan (the "Executive Plan"). Under the Executive Plan, a total of 203,038 Ordinary Shares were reserved for issuance. On January 31, 1997, the Board granted stock options comprising the entire share reserve under the Executive Plan. Each such stock option has an exercise price of A$8.38 per Ordinary Share. The Executive Plan terminated on December 31, 1997. Accordingly, no additional stock options will be granted under the Executive Share Option Plan. However, all options granted prior to the termination date of the Executive Plan are subject to the terms and conditions of the documents evidencing each such option.

  All stock options granted under the Executive Plan will become exercisable on February 1, 1999. The stock options will generally lapse thirty days after the cessation of the employment of the optionee (or Entity Optionee), whether or not exercisable. In addition, the stock options will automatically lapse
(i) if the optionee or Entity Optionee transfers, assigns, or encumbers any right or interest in the options without the Company's consent (except for a one-time exemption for a transfer by a director or Entity Optionee controlled by a director to an employee of the Company or its related entities) or (ii) for Entity Optionees, if the Entity Optionee ceases to be controlled by the employee or director of the Company who controlled the Entity Optionee on the date of grant. Each stock option will terminate five years after the grant date (the "Expiration Date"), if such options do not lapse or are not exercised prior to the Expiration Date. The stock options will automatically accelerate and become immediately exercisable, for the thirty days prior to their lapse, in the event the optionee (or executive controlling the Entity Optionee) ceases to be employed by the Company or a related entity due to death, permanent disability or ill health. In addition, the Board, in its sole discretion, may accelerate any outstanding stock option or extend the period until lapse, even if expired (but in no event to a date later than the Expiration Date), upon any other event terminating the employment of the optionee or the executive controlling the Entity Optionee. In the event the Company is subject to a takeover bid pursuant to which the offeror acquires at least thirty percent of the outstanding Ordinary Shares of the Company, the Board may accelerate stock options outstanding at that time for a period of up to 120 days measured from the date the Board notifies the optionee of the takeover bid. Any stock option exercised under the Executive Plan must be for a minimum of twenty percent of the stock options included in the relevant grant.

  In the event of changes to the Company's capital structure, appropriate adjustments will be made to the stock option exercise price and the number of shares subject to each outstanding stock option.

1997 SHARE OPTION PLAN

  The Company's 1997 Share Option Plan (the "1997 Plan") was adopted by the Board of Directors on October 1, 1997, and was approved by the shareholders as of October 7, 1997. A total of 329,254 Ordinary Shares have been authorized for issuance under the 1997 Plan. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31st of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive stock option grants for more than 27,438 Ordinary Shares per calendar year.

  The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members, consultants and other independent advisors of the Company, or any parent or subsidiary) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five percent (85%) of their fair market value on the option grant date.

  The 1997 Plan will be administered by the Compensation Committee. The Plan Administrator will have complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive stock option grants, the time or times when such grants are to be made, the number of shares subject to each such grant, the exercise and vesting schedule to be in effect for the grant, the maximum term for which any granted stock option is to remain outstanding and the status of any granted stock option as either an incentive stock option or a non-statutory stock option under the U.S. Federal tax laws.

  Options granted under the 1997 Plan will generally become exercisable in three equal annual installments measured from the option grant date. The exercise price for options granted under the 1997 Plan may be paid in cash or in Ordinary Shares valued at fair market value on the exercise date. The Company is in the process of establishing a procedure pursuant to which options under the 1997 Plan may be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding stock options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise.

  In the event that the Company is acquired by merger or asset sale, each outstanding stock option under the 1997 Plan will immediately accelerate and become fully exercisable for all of the shares subject to such outstanding options, unless such stock options are to be assumed or replaced by the successor corporation (or parent thereof). Any stock options that do not automatically accelerate upon the occurrence of a merger or asset sale of the Company, will immediately accelerate, and such repurchase rights will accordingly lapse, upon the involuntary termination of the optionee within 18 months after the effective date of the merger or asset sale. Stock options accelerated in connection with such involuntary termination will be exercisable as fully-vested shares until the earlier of (i) the expiration of the stock option term or (ii) a one (1)-year period measured from the effective date of the involuntary termination. The Plan Administrator has the authority to effect, with the consent of the affected option holders, the cancellation of outstanding stock options under the 1997 Plan in return for the grant of new stock options for the same or a different number of shares with an exercise price per share based upon the fair market value of the Ordinary Shares on the new grant date.

  The Board may amend or modify the 1997 Plan at any time. However, no such amendment or modification shall adversely affect the rights of any optionee without his or her consent. The 1997 Plan will terminate on October 1, 2007, unless sooner terminated by the Board.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

DELISTING TRANSACTION AND NOTE CONVERSION

  In December 1996, the Company delisted from the Australian Stock Exchange after repurchasing Ordinary Shares pursuant to a "Capital Reduction" program for a total consideration of A$20.1 million, exclusive of transaction costs, financed through the issuance and sale of A$10.0 million in aggregate principal amount of convertible promissory notes (the "Notes") and the borrowing of A$11.2 million under the ANZ facility. In connection with the Offering, the Company converted all of the Notes into 1,197,926 Ordinary Shares, 200,000 of which were sold in the Offering by the holders thereof. Certain holders of the Notes, including Fagume Pty Ltd., an affiliate of Gordon Howlett, a director of the Company, National Australia Trustees Ltd., on behalf of Philip Gardiner, a director of the Company, Michael Varley, Don and Mary McLeod, employees (and family) of the Company, Sarah Gavshon, the mother of Robert Gavshon, a director and executive officer of the Company, and Mildred Pogorelsky, the mother-in-law of Sam Linz, a director and executive officer of the Company, received Ordinary Shares pursuant to such conversion on the same terms as all other Noteholders. Upon conversion of the Notes, all debt instruments relating to the Notes by and among the Company, SBC Warburg Australia, as representative of the holders of the Notes, and Sam Linz, Robert Gavshon, Sydney Selati, John Price and affiliates of such individuals were terminated.

  SBC Warburg Australia, a financial advisor to a group of shareholders holding, in the aggregate, more than five percent of the outstanding Ordinary Shares of the Company, received underwriting and advising fees of A$750,000 in connection with the Offering and a one-time fee of A$15,000 in connection with the original issuance of the Notes.

  In connection with the issuance and sale of the Notes, the Company granted stock options to purchase up to an aggregate of 203,038 Ordinary Shares under the Executive Share Option Plan to Messrs. Sam Linz, Robert Gavshon, Sydney Selati and John Price, who are directors and executive officers of the Company and to David James and Kevin Ralphs who are executive officers of the Company. See "Item 12--Options to Purchase Securities from Registrant or Subsidiaries."

TRANSACTIONS WITH AFFILIATES

  The Company holds a one-third ownership interest in Bromic, which supplies gas valves and related products to the Company. Bromic receives approximately 28% of its revenues from sales to the Company, which in turn is Bromic's largest customer. In the year ended January 31, 1998, the Company purchased approximately A$4.0 million of products from Bromic. The Company guaranteed A$900,000 indebtedness of Bromic to ANZ, which was repaid in full in February 1997, releasing the guarantee.

  In addition, the Company holds a 50% equity interest in GLG Taiwan, which supplies the Company with grills, burners and other products. GLG Taiwan receives approximately 80% of its revenues from sales to the Company, which in turn is GLG Taiwan's largest customer. In the year ended January 31, 1998, the Company purchased approximately A$7.1 million of products from GLG Taiwan.

TRANSACTIONS INVOLVING PRINCIPAL SHAREHOLDERS

  Messrs. Linz, Gavshon, Selati and Price beneficially own 28.5%, 4.9%, 3.2% and 1.6%, respectively, of the outstanding Ordinary Shares of the Company. Accordingly, these individuals may exert substantial influence over the business and affairs of the Corporation, including the election of the Company's directors and the outcome of corporate actions requiring shareholder approval.

  From time to time in the past, Messrs. Linz, Gavshon and Selati and certain members of their respective families have advanced funds, re-payable on demand, to the Company to be used for general corporate purposes. As of January 31, 1997, the aggregate balance of these advances was A$1,231,000. Through these advances, the Company has been able to obtain funds at relatively attractive short-term borrowing rates of approximately 2% per annum below the overdraft rate received by the Company. As of July 31, 1997, the Company had repaid all amounts owing on such advances and terminated these borrowing arrangements. The Company may reinstate these or similar arrangements in the future if its Board of Directors determines that to do so would be in the best interests of the Company.

  The Company purchases labels for certain of its products from a relative (now deceased) of Mr. Price's wife. On an average yearly basis, the Company purchases approximately A$346,000 of such labels. Mr. and Mrs. Price receive no monetary benefit from this relationship.

  The Company leases cars for the use of Messrs. Linz, Gavshon, Price and Selati, at a rate of approximately A$3,909, A$3,910, A$1,620 and US$650, respectively, per month per car.

  The Company pays the premiums on a disability insurance policy naming Mr. Selati as the insured. If benefits were paid to Mr. Selati under this policy, he would receive approximately US$7,900 per month until he reaches age 65.

  In connection with the Capital Reduction, the Company acquired from Mr. Selati, who is the President of Galore USA and a Director of the Company, his 15% interest in that company, in exchange for the issuance to Mr. Selati of 137,189 Ordinary Shares, valued at A$1,000,000. The Company elected Mr. Selati to its Board of Directors on July 21, 1997.

  Mr. Linz's sister, together with her husband in one instance and her husband and son in the other instance, owns two entities ("Related Franchisors"), each of which operates one franchised Barbeques Galore store in Orange County, California. The Related Franchisors' franchise agreements provide the Related Franchisors with the exclusive right to open, upon Company approval, additional Barbeques Galore stores within a specified territory in Orange County.

  A portion of the Ordinary Shares and stock options repurchased or cancelled in connection with the Capital Reduction were repurchased from or cancelled in exchange for payment to principal shareholders of the Company. The Company repurchased or cancelled stock options, as applicable: 8,231 Ordinary Shares beneficially owned by Gordon Howlett, a director of the Company, for an aggregate of A$60,000; 37,107 Ordinary Shares beneficially owned by Philip Gardiner, a director of the Company, for an aggregate of A$270,482; stock options granted to Mr. Price for the purchase of 27,438 Ordinary Shares in exchange for A$10,000; and stock options granted to David Glaser, the Secretary of the Company, and Kevin Ralphs, the Chief Financial Officer of Galore USA, each for the purchase of 2,743 Ordinary Shares in exchange for A$2,500 each. These transactions were on terms the same as or less favorable than those provided to other shareholders or option holders whose interests were repurchased or cancelled.

  Upon consummation of the Offering, the Company granted options to purchase up to an aggregate of 18,000 Ordinary Shares to directors and executive officers of the Company at the Offering price. Mr. Kevin Ralphs received a grant of 10,000 Ordinary Shares, Mr. David James received a grant of 5,000 Ordinary Shares and Mr. David Glaser received a grant of 3,000 Ordinary Shares. These options become exercisable in equal installments on the third, fourth and fifth anniversaries of the Offering. See "Item 12-Options to Purchase Securities from Registrant or Subsidiaries."

  The Company leases certain retail facilities to Rebel Sport Ltd. ("Rebel") under an arms-length landlord-tenant relationship. For the seven months ended January 31, 1997 and the twelve months ended January 31, 1998, Rebel reimbursed the Company A$352,000 and A$260,000 for these leases. Until July 10, 1997, Messrs. Linz and Gavshon were directors and significant shareholders of Rebel.

COMPANY POLICY CONCERNING TRANSACTIONS WITH AFFILIATES

  Under the Australian Corporations Law, directors are prohibited from entering into transactions with the Company conferring a benefit on any director which are not on "arms-length" commercial terms, except where limited exemptions apply or detailed approval procedures are first observed. The Company has adopted a more stringent policy based on the Australian Corporations Law that requires that all transactions with directors, executive officers and other affiliates will be on terms that are believed to be at least as favorable to the Company as could be obtained from unaffiliated third parties and that such transactions must be approved by a majority of the Company's disinterested directors.

  The Company believes that the foregoing transactions with directors, executive officers and other affiliates were completed on terms as favorable to the Company as could have been obtained from unaffiliated third parties.

                                   PART III

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

  Not Applicable.

                                    PART IV

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

  Not Applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

DIVIDENDS

  Since the Ordinary Shares were delisted from the ASE on December 31, 1996, the Company has not declared or paid any cash dividends on its Ordinary Shares other than a dividend in an aggregate amount equal to A$500,000 paid on April 21, 1997. The Company does not anticipate paying any regular dividends on the Ordinary Shares or ADSs in the foreseeable future. In addition, the Company is subject to certain restrictions on the declaration or payment of dividends under the credit facility by and between the Company and the Australian and New Zealand Banking Group Limited (the "ANZ Facility"), as well as the term loan and revolving line of credit facility by and between Barbeques Galore, Inc. (the Company's U.S. operating subsidiary) and Merrill Lynch Business Financial Services, Inc. (the "Merrill Lynch Facility"). The ANZ and Merrill Lynch Credit Facilities contain restrictions on the declaration or payment of dividends by the Company.

CHANGES IN SECURITIES

  The Company convened a duly noticed special meeting of shareholders on October 7, 1997, at which a quorum was present. The shareholders voted to authorize the effectiveness of a reverse share split of Ordinary

Shares of the Company to take effect immediately before consummation of the Offering; and to authorize the Pricing Committee of the Board of Directors to determine the final ratio of such reverse share split. As a result, every
18.223 Ordinary Shares were exchanged for one Ordinary Share immediately prior to the Offering in November 1997.

  In addition, at the same meeting, the shareholders approved the 1997 Share Option Plan, to serve as the successor to its previous equity incentive plan. Immediately prior to the Offering, all holders of Notes of the Company converted such Notes into Ordinary Shares. Thereafter, all agreements defining the terms and conditions of the Notes were terminated.

USE OF PROCEEDS

  In November 1997, the Company registered, issued and sold 1,700,000 American Depositary Shares (each representing one Ordinary Share of the Company) at a price of US$11.00 per share, for an aggregate offering amount of US$18,700,000, including 1,500,000 ADSs sold by the Company for an aggregate offering amount of US$16.5 million and 200,000 ADSs registered for the selling security holders, at $11.00 per share for an aggregate offering amount of US$2.2 million. The ADSs were registered on a Form F-1 registration statement, Commission file number 333-37259 with the Securities and Exchange Commission, which registration statement became effective on November 6, 1997. The managing underwriters were J.P. Morgan & Co. and SBC Warburg Dillon Read Inc. The Company did not receive any of the proceeds from the offering of ADSs on behalf of the selling securityholders.

  In connection with the offering, the Company incurred approximately A$493,580 in registration expenses, approximately A$1,652,597 for underwriting expenses and A$1,749,506 for other related expenses. Approximately A$83,703 of other related expenses' consisted of direct or indirect reimbursements to directors or officers of the Company for expenses in connection with the offering. The net proceeds of the offering, after deducting the foregoing expenses, were approximately A$19.7 million.

  The Company has used a portion of the net proceeds of the offering as follows:

  Approximately A$12.0 million (approximately US$8.4 million) was used to repay indebtedness incurred under the ANZ Facility. Approximately US$1.8 million was used to repay all outstanding indebtedness under the Merrill Lynch Facility. The remaining A$5.1 million of the funds will be used to fund the expansion of the Company's operations in the United States.

ITEM 17. FINANCIAL STATEMENTS.

  The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS.

  The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F. Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

  The financial statements and independent auditors' reports are included on pages 38 to 63 of this Annual Report.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
 Barbeques Galore Limited

  We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Barbeques Galore Limited and subsidiaries for each of the two years in the period ended June 30, 1996. We have also previously audited, the consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of June 30, 1996 and June 30, 1995, not presented herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in Australia, that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of June 30, 1996 and June 30, 1995, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 1996 in conformity with generally accepted accounting principles in the United States.

/s/ Horwath Sydney Partnership
Horwath Sydney Partnership
August 8, 1997
Sydney, Australia

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
 Barbeques Galore Limited

  We have audited the accompanying consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of January 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended January 31, 1998 and the seven months ended January 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in Australia, the registrant's local standards, which are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 1998 and January 31, 1997 and the results of their operations and their cash flows for the years ended January 31, 1998 and the seven months ended January 31, 1997, in conformity with generally accepted accounting principles in the United States.

/s/ KPMG
KPMG
April 10, 1998
Sydney, Australia

                            BARBEQUES GALORE LIMITED

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS

                                         JANUARY 31,    JANUARY 31, JANUARY 31,
                                            1997           1998     1998 (US$)
                                      ----------------- ----------- -----------
                                      (IN A$ THOUSANDS,
                                      EXCEPT SHARE AND
                                       PER SHARE DATA)
ASSETS
Current assets:
Cash and cash equivalents...........       $    30        $   166     $   111
Accounts receivable, net............         7,350          9,862       6,601
Receivables from affiliates.........           362            143          96
Inventories.........................        33,928         43,030      28,800
Deferred income taxes...............         2,472          2,031       1,359
Prepaid expenses and other current
 assets.............................         1,131          1,079         722
                                           -------        -------     -------
Total current assets................        45,273         56,311      37,689
Non-current assets:
Receivables from affiliates.........           696            642         430
Property, plant and equipment, net..        18,348         21,038      14,081
Goodwill, net.......................         1,476          1,507       1,009
Deferred income taxes...............           871          1,194         799
Other non-current assets............         1,306          1,382         925
                                           -------        -------     -------
Total assets........................       $67,970        $82,074     $54,933
                                           =======        =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdraft......................       $ 1,826        $   --      $   --
Accounts payable and accrued liabil-
 ities..............................        13,693         16,648      11,143
Payables to related parties.........         1,231            --          --
Current maturities of long-term
 debt...............................         2,964            198         133
Current portion of obligations under
 capital leases.....................         1,395          1,729       1,157
Income taxes payable................         1,612            819         548
                                           -------        -------     -------
Total current liabilities...........        22,721         19,394      12,981
Non-current liabilities:
Long-term debt......................        20,718         14,716       9,849
Convertible notes...................        10,042            --          --
Obligations under capital leases,
 excluding current portion..........         3,516          3,405       2,279
Other long-term liabilities.........           808            632         423
                                           -------        -------     -------
Total liabilities...................        57,805         38,147      25,532
                                           -------        -------     -------
Shareholders' equity:
Ordinary shares, A$3.64 par value;
 authorized 27,437,853 shares.......         6,720         16,532      11,065
Additional paid-in capital..........         4,613         24,554      16,434
Foreign currency translation adjust-
 ment...............................           200          1,177         788
Retained earnings (deficit).........        (1,368)         1,664       1,114
                                           -------        -------     -------
Total shareholders' equity..........        10,165         43,927      29,401
Total liabilities and shareholders'
 equity.............................       $67,970        $82,074     $54,933
                                           =======        =======     =======

          See accompanying notes to Consolidated Financial Statements.

                            BARBEQUES GALORE LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED  YEAR ENDED
                           JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31, JANUARY 31,
                             1995       1996       1997        1997         1998        1998
                          ---------- ---------- ----------- -----------  ----------- -----------
                                                            (UNAUDITED)                 (US$)
                                   (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales...............   $138,057   $141,691    $98,752    $148,369     $179,325    $131,266
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....     92,290     98,158     67,955     103,324      122,072      89,357
                           --------   --------    -------    --------     --------    --------
Gross profit............     45,767     43,533     30,797      45,045       57,253      41,909
Selling, general, and
 administrative ex-
 penses.................     40,058     39,339     25,740      40,751       48,992      35,862
Store pre-opening
 costs..................         64        153        200         239          435         318
Relocation and closure
 costs..................        --         875        461       1,336           20          15
                           --------   --------    -------    --------     --------    --------
Operating income........   $  5,645   $  3,166    $ 4,396    $  2,719     $  7,806    $  5,714
                           --------   --------    -------    --------     --------    --------
Equity in income of af-
 filiates, net of tax...        963        836        252         379          547         400
Interest expense........      2,230      2,262      1,593       2,236        3,334       2,440
Other expenses (in-
 come)..................        --      (2,303)     1,132       1,132          --          --
                           --------   --------    -------    --------     --------    --------
Income (loss) before in-
 come taxes.............      4,378      4,043      1,923        (270)       5,019       3,674
Income tax expense (ben-
 efit)..................        573         98        366        (822)       1,488       1,089
                           --------   --------    -------    --------     --------    --------
Net income..............   $  3,805   $  3,945    $ 1,557    $    552     $  3,531    $  2,585
                           ========   ========    =======    ========     ========    ========
Earnings per share (A$
 per share):
Basic earnings per
 share..................   $   0.86   $   0.89    $  0.38    $   0.13     $   1.43    $   1.05
                           ========   ========    =======    ========     ========    ========
Diluted earnings per
 share..................   $   0.86   $   0.89    $  0.38    $   0.13     $   1.18    $   0.86
                           ========   ========    =======    ========     ========    ========
Weighted average shares
 outstanding
 (in thousands).........      4,450      4,450      4,073       4,228        2,473       2,473
                           ========   ========    =======    ========     ========    ========





          See accompanying notes to consolidated financial statements.

                            BARBEQUES GALORE LIMITED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                            FOREIGN
                                               ADDITIONAL  CURRENCY   RETAINED      TOTAL
                           SHARES    ORDINARY   PAID-IN   TRANSLATION EARNINGS  SHAREHOLDERS'
                         OUTSTANDING  SHARES    CAPITAL   ADJUSTMENT  (DEFICIT)    EQUITY
                         ----------- --------  ---------- ----------- --------  -------------
                           ('000)      (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balances at June 30,
 1994...................    4,450    $ 16,220   $ 14,113    $  468    $(6,416)    $ 24,385
Net income..............      --          --         --        --       3,805        3,805
Dividend of $0.4560 per
 share..................      --          --         --        --      (2,028)      (2,028)
Foreign currency trans-
 lation
 adjustment.............      --          --         --        164        --           164
                           ------    --------   --------    ------    -------     --------
Balances at June 30,
 1995...................    4,450      16,220     14,113       632     (4,639)      26,326
Net income..............      --          --         --        --       3,945        3,945
Dividend of $0.1367 per
 share..................      --          --         --        --        (608)        (608)
Dividend of $0.2733 per
 share..................      --          --         --        --      (1,217)      (1,217)
Foreign currency trans-
 lation
 adjustment.............      --          --         --       (629)       --          (629)
                           ------    --------   --------    ------    -------     --------
Balances at June 30,
 1996...................    4,450      16,220     14,113         3     (2,519)      27,817
Net income..............      --          --         --        --       1,557        1,557
Dividend of $0.0911 per
 share..................      --          --         --        --        (406)        (406)
Foreign currency trans-
 lation
 adjustment.............      --          --         --        197        --           197
Repurchase of ordinary
 shares.................   (2,744)    (10,000)   (10,000)      --         --       (20,000)
Issuance of ordinary
 shares.................      137         500        500       --         --         1,000
                           ------    --------   --------    ------    -------     --------
Balances at January 31,
 1997...................    1,843       6,720      4,613       200     (1,368)      10,165
Net income..............      --          --         --        --       3,531        3,531
Dividend of $0.2715 per
 share..................      --          --         --        --        (499)        (499)
Foreign currency trans-
 lation
 adjustment.............      --          --         --        977        --           977
Issuance of ordinary
 shares.................    1,500       5,460     18,149       --         --        23,609
Conversion of convert-
 ible notes.............    1,198       4,360      5,682       --         --        10,042
Initial public offering
 (the "Offering")
 costs..................      --          --      (3,898)      --         --        (3,898)
Other...................      --           (8)         8       --         --           --
                           ------    --------   --------    ------    -------     --------
Balances at January 31,
 1998...................    4,541    $ 16,532   $ 24,554    $1,177    $ 1,664     $ 43,927
                           ======    ========   ========    ======    =======     ========



          See accompanying notes to consolidated financial statements.

                            BARBEQUES GALORE LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            YEAR      YEAR
                           ENDED     ENDED    7 MONTHS TO YEAR ENDED  YEAR ENDED
                          JUNE 30,  JUNE 30,  JANUARY 31, JANUARY 31, JANUARY 31,
                            1995      1996       1997        1997        1998
                          --------  --------  ----------- ----------- -----------
                                                          (UNAUDITED)
                                                       (IN A$ THOUSANDS)
CASH FLOWS FROM OPERAT-
 ING ACTIVITIES:
 Net income.............  $  3,805  $  3,945   $  1,557    $    552    $  3,531
 Adjustments to recon-
  cile net income to net
  cash
  provided by operating
  activities:
 Depreciation and amor-
  tization..............     2,755     3,080      2,633       4,031       4,236
 Deferred income taxes..      (365)     (536)    (1,389)     (1,794)        118
 Amounts set aside to
  provisions............        70       270       (269)       (703)       (925)
 Gain on sale of affili-
  ate...................       --     (2,303)       --          --          --
 Undistributed income of
  affiliates............         4       124       (252)         (6)       (219)
 Loss (gain) on sale of
  property, plant and
  equipment.............       250        76        663         707         (52)
 Debt issue costs.......       --        --       1,132       1,132         --
 Changes in operating
  assets and liabili-
  ties:
 Receivables and prepaid
  expenses..............    (1,959)      275       (421)      1,292      (2,316)
 Inventories............    (4,942)    1,547      3,219       3,039      (9,185)
 Other assets...........      (203)       (6)        (1)        (45)        (81)
 Accounts payable and
  accrued liabilities...     2,326    (1,901)       332        2425       3,755
                          --------  --------   --------    --------    --------
Net cash provided by
 (used in) operating ac-
 tivities...............     1,741     4,571      7,204      10,630      (1,138)
                          --------  --------   --------    --------    --------
CASH FLOWS FROM INVEST-
 ING ACTIVITIES:
 Proceeds from sale of
  affiliate.............       --      2,222        173         173         --
 Proceeds from sale of
  property, plant and
  equipment.............       189        63         51          84         322
 Capital expenditures...    (2,242)   (4,609)    (3,201)     (6,602)     (5,000)
 Loan repayments re-
  ceived................       181     2,270        140         320         181
                          --------  --------   --------    --------    --------
Net cash provided by
 (used in) investing ac-
 tivities...............    (1,872)      (54)    (2,837)     (6,025)     (4,497)
                          --------  --------   --------    --------    --------
CASH FLOWS FROM FINANC-
 ING ACTIVITIES:
 Repayment of long-term
  debt..................   (19,305)  (12,661)    (4,304)     (4,711)    (34,111)
 Proceeds from long-term
  debt..................    21,135     9,429     21,534      19,522      24,274
 Debt issue costs.......       --        --      (1,132)     (1,132)        --
 Bank overdraft proceeds
  (repayments)..........       --      1,445        381       1,826      (1,826)
 Principal payments un-
  der capital leases....      (670)     (827)      (443)       (874)     (1,782)
 Dividends paid.........    (2,028)   (1,825)      (406)     (1,623)       (499)
 Repurchase of ordinary
  shares................       --        --     (20,000)    (20,000)        --
 Proceeds from issuance
  of ordinary shares....       --        --         --          --       23,609
 Offering costs.........       --        --         --          --       (3,898)
 Net cash provided by
  (used in) financing
  activities............      (868)   (4,439)    (4,370)     (6,992)      5,767
                          --------  --------   --------    --------    --------
Effects of exchange rate
 fluctuations...........       (26)      (60)         7         (24)          4
                          --------  --------   --------    --------    --------
Net increase (decrease)
 in cash and cash equiv-
 alents.................    (1,025)       18          4      (2,411)        136
Cash and cash equiva-
 lents at beginning of
 period.................     1,544       519         26       2,441          30
Adjustment to opening
 cash balance arising
 from
 deconsolidation of
 former subsidiary......       --       (511)       --          --          --
                          --------  --------   --------    --------    --------
Cash and cash equiva-
 lents at end of peri-
 od.....................  $    519  $     26   $     30    $     30    $    166
                          ========  ========   ========    ========    ========

          See accompanying notes to consolidated financial statements.

                           BARBEQUES GALORE LIMITED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) DESCRIPTION OF BUSINESS

  Barbeques Galore Limited ("Barbeques Galore" or "the Company") is an Australian resident company which is involved in the manufacture of barbecues and heaters, and wholesale and retail sales of barbecues, heaters, camping equipment, outdoor furniture, leisure products and related accessories through company-owned and licensed stores in Australia. The Company is also involved in the retailing, through Company-owned and franchised stores, of barbecues, fireplace equipment and accessories in the United States of America. The Company's manufacturing operations are located in Australia.

(B) PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(C) INVENTORIES

  Inventories are comprised of raw materials and stores, work in progress and finished goods. Inventories are valued at the lower of cost or market using the first-in, first-out ("FIFO") method.

(D) DERIVATIVE FINANCIAL INSTRUMENTS

  The Company uses foreign currency forward contracts to offset earnings fluctuations from anticipated foreign currency cash flows. These instruments are marked to market and the results recognized immediately as income or expense.

(E) INVESTMENTS IN AFFILIATED COMPANIES

  Investments in the ordinary shares of 20% to 50% owned companies are accounted for by the equity method.

(F) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. The method of depreciation and estimable useful lives over which property, plant and equipment are depreciated are as follows:

                                  METHOD     YEARS
                               ------------- -----
   Buildings                   Straight line    40
   Machinery and equipment     Straight line 8--12
   Leasehold improvements      Straight line 5--20
   Leased plant and equipment  Straight line  3--5

  Plant and equipment held under capital leases and leasehold improvements are amortized on a straight line basis over the shorter of the lease term or estimated useful life of the asset.

(G) GOODWILL

  Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight line basis over the expected periods to be benefited, generally 20 years.

                           BARBEQUES GALORE LIMITED

(H) RESEARCH AND DEVELOPMENT, AND ADVERTISING

  Research and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

                            YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                             JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                               1995       1996       1997        1997         1998
                            ---------- ---------- ----------- -----------  -----------
                                                              (UNAUDITED)
                                                (IN A$ THOUSANDS)
   Research and develop-
    ment...................   $  996     $1,260     $  541      $1,070       $  924
   Advertising.............    7,161      7,478      5,319       7,547        8,397
                              ------     ------     ------      ------       ------

(I) INCOME TAXES

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that includes the enactment date.

(J) SHARE OPTION PLAN

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, in 1996, under which the Company elected to continue following the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for its share option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying share exceeded the exercise price.

(K) COMMITMENTS AND CONTINGENCIES

  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(L) USE OF ESTIMATES

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(M) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

  The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on July 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted operating net cash flows expected to be generated by the asset. If such assets are considered to be impaired,

                           BARBEQUES GALORE LIMITED
impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

(N) RENT EXPENSE, SURPLUS LEASED SPACE AND LEASE INCENTIVES

  The Company leases certain store locations under operating leases which provide for annual payments that increase over the lives of the leases. Total payments under the leases are expensed as incurred over the lease terms.

  Where premises under a non-cancelable operating lease become vacant during the lease term, a charge is recognized on that date equal to the present value of the expected future lease payments less any expected future sub-lease income.

  If the Company receives incentives provided by a lessor to enter into an operating lease agreement, these incentives are brought to account as reductions in rent expense over the term of the lease on a straight-line basis.

(O) REVENUE RECOGNITION

  Revenue (net of returns and allowances) is recognized at the point of shipment for wholesale sales to external customers and the point of sale for retail goods.

(P) CASH AND CASH EQUIVALENTS

  Cash includes cash on hand and at bank. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(Q) STORE PRE-OPENING COSTS

  Store pre-opening costs are expensed when incurred.

(R) EARNINGS PER SHARE

  Basic earnings per share are computed by dividing net earnings available to ordinary shareholders by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net earnings available to ordinary shareholders as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period.

(S) FOREIGN CURRENCY TRANSLATION

  Foreign currency transactions are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the year end rates. Gains and losses from conversion of monetary assets and liabilities, whether realized or unrealized, are included in income or loss before income taxes as they arise.

  Assets and liabilities of overseas subsidiaries are translated at year end rates and operating results at the average rates ruling during the year.

  The information in US dollars in the consolidated balance sheets and consolidated statements of operations is presented solely for the convenience of the reader and has been translated at the Noon Buying Rate on January

                           BARBEQUES GALORE LIMITED

31, 1998 of US$0.6693 per A$1.00 and at the average rate for the fiscal year ended January 31, 1998 of US$0.7320 per $A1.00 respectively. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate.

  See accompanying notes to consolidated financial statements.

2. DERIVATIVE FINANCIAL INSTRUMENTS

  The notional amount of foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable totaled:

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Foreign exchange contracts...........................   $4,232       $--
                                                           ======       ====

  The fair value of these contracts at each period end is not significant. All of the currency derivatives expire within one year and are for United States dollars. The counterparties to the contracts are major financial institutions. The risk of loss to the Company in the event of non-performance by a counterparty is not significant.

3. ACCOUNTS RECEIVABLE

  Accounts receivable consists of the following:

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Trade accounts receivable............................   $6,903      $9,929
   Less: Reserve for doubtful accounts..................     (377)       (497)
                                                           ------      ------
                                                            6,526       9,432
   Receivables from related parties.....................      125          88
   Other receivables....................................      699         342
                                                           ------      ------
                                                           $7,350      $9,862
                                                           ======      ======

4. INVENTORIES

  The major classes of inventories are as follows:

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Finished goods.......................................   $29,470     $37,999
   Work in progress.....................................     1,778       1,328
   Raw materials........................................     3,116       4,222
                                                           -------     -------
                                                            34,364      43,549
   Less: Reserve for obsolescence.......................      (436)       (519)
                                                           -------     -------
                                                           $33,928     $43,030
                                                           =======     =======

                           BARBEQUES GALORE LIMITED

5. INVESTMENTS IN AFFILIATED COMPANIES

  Investments in affiliated companies consist of 33 1/3 percent of the ordinary shares of Bromic Pty Limited and subsidiaries ("Bromic"), an Australian Group which imports and distributes componentry to the gas and appliance industries, and 50 percent of the ordinary shares of GLG Trading Pte Limited ("GLG"), a Singapore company which acts as a buying office for Barbeques Galore and other third parties. The shareholding in this company was originally 100 percent but was reduced to 50 percent on July 1, 1995 by issuing shares in that company to a Director of GLG who is also the General Manager of that company.

  The Company also previously held a 50 percent interest in GLG (NZ) Limited ("GLG NZ"). This investment was sold in December 1995 for total consideration of A$2,395,000. A gain on sale of A$2,303,000 has been recognized in the income statement and is included in other expenses (income).

  Bromic provides liquid petroleum gas cylinders and related products such as manifolds, bundy tubes, glass and barbecue ignitions to the Company. GLG supplies cast iron used in the manufacture of burners, hot plates and grills, small assembled barbecues and certain accessories such as tongs and warming racks. Purchasing from GLG NZ consisted mainly of cowls, flue kits, spare parts and other heating equipment.

  Sales to affiliated companies are not significant. Interest is also charged on amounts owing from affiliates at commercial rates but is not significant. Amounts owing from affiliates are in relation to cash advances.

  Prices charged between the Company and its affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end are as follows:

                             YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                              JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                                1995       1996       1997        1997         1998
                             ---------- ---------- ----------- -----------  -----------
                                                               (UNAUDITED)
                                                 (IN A$ THOUSANDS)
   Purchases from affili-
    ates:
   --Bromic................    $3,953     $3,769     $2,320      $3,476       $ 4,019
   --GLG NZ................       197        188        --          188           --
   --GLG Pte Ltd...........       --       5,446      3,336       3,840         7,148
                               ------     ------     ------      ------       -------
                               $4,150     $9,403     $5,656      $7,504       $11,167
                               ======     ======     ======      ======       =======
   Dividends received or
    due and receivable from
    affiliates
   --Bromic................    $  250     $  175     $  --       $  175       $   250
   --GLG NZ................       717        495        --          --            --
   --GLG Pte Ltd...........       --         198        --          198            83
                               ------     ------     ------      ------       -------
                                $ 967     $  868     $  --       $  373       $   333
                               ======     ======     ======      ======       =======

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Receivable from affiliates:
   --Bromic.............................................   $  863       $592
   --GLG NZ.............................................      195        --
   --GLG Pte Ltd........................................      --         193
                                                           ------       ----
                                                           $1,058       $785
                                                           ======       ====
   Investment in affiliates.............................   $  491       $710
                                                           ======       ====

                           BARBEQUES GALORE LIMITED

  Investments in affiliates are included in the balance sheet as other non-current assets. As the shares of these entities are not traded, the investment in these companies is carried at the equity accounted value representing cost plus the Company's share of undistributed profits. Income statement information has been presented for the respective twelve month periods. The balance date of all affiliates is June 30. Combined summarized financial data at their most recent balance dates and January 31, 1998 are as follows:

                                     JUNE 30,  JUNE 30,  JUNE 30,  JANUARY 31,
                                       1995      1996      1997       1998
                                     --------  --------  --------  -----------
                                               (IN A$ THOUSANDS)
   Current assets................... $13,974   $ 7,229   $ 6,925     $ 7,414
   Current liabilities..............  13,734     4,778     3,666       4,038
                                     -------   -------   -------     -------
   Working capital..................     240     2,451     3,259       3,376
   Property, plant and equipment,
    net.............................   6,131     1,307     1,215       1,224
   Other assets.....................     389       549       408         223
   Long-term debt...................  (4,261)   (2,498)   (2,412)     (2,417)
                                     -------   -------   -------     -------
   Shareholders' equity............. $ 2,499   $ 1,809   $ 2,470     $ 2,406
                                     =======   =======   =======     =======
   Sales............................ $37,049   $22,926   $18,034     $11,336
                                     =======   =======   =======     =======
   Gross profit..................... $11,983   $ 9,025   $ 4,637     $ 2,797
                                     =======   =======   =======     =======
   Net income....................... $ 2,131   $ 1,484   $   963     $   940
                                     =======   =======   =======     =======

6. PROPERTY, PLANT AND EQUIPMENT

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Land and buildings...................................   $ 3,198     $ 3,218
   Machinery and equipment..............................    15,453      18,001
   Leasehold improvements...............................     6,110       8,262
   Assets under capital leases..........................     6,912       8,298
                                                           -------     -------
                                                            31,673      37,779
   Less: Accumulated depreciation/amortization             (13,325)    (16,741)
                                                           -------     -------
                                                           $18,348     $21,038
                                                           =======     =======

7.GOODWILL

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Goodwill.............................................   $1,704      $1,800
   Less: Accumulated amortization.......................     (228)       (293)
                                                           ------      ------
                                                           $1,476      $1,507
                                                           ======      ======

8.LEASES

  The Company is obligated under various capital leases for store improvements and certain machinery and equipment that expire at various dates during the next five years. The capital leases for store improvements relate to the purchase of furniture and fixtures installed in retail stores. These retail stores are all managed under

                           BARBEQUES GALORE LIMITED
operating leases. Machinery and equipment under capital leases includes leased machinery, office furniture and fixtures and certain motor vehicles. All capital lease liabilities are secured by the asset to which the lease relates. The gross amount of store improvements and machinery and equipment and related accumulated amortization recorded under capital leases are as follows:

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Store improvements...................................   $3,119      $4,966
   Machinery and equipment..............................    3,793       3,332
                                                           ------      ------
                                                            6,912       8,298
   Less: Accumulated amortization.......................   (2,216)     (3,473)
                                                           ------      ------
                                                           $4,696      $4,825
                                                           ======      ======

  The Company also has entered into non-cancelable operating leases, primarily for retail stores. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) consisted of the following:

                      YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                       JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                         1995       1996       1997        1997         1998
                      ---------- ---------- ----------- -----------  -----------
                                                        (UNAUDITED)
                                          (IN A$ THOUSANDS)
   Rental expense....   $9,609     $9,867     $6,181      $10,153      $11,948
                        ======     ======     ======      =======      =======

  Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of January 31, 1998 are:

                                                             CAPITAL  OPERATING
                                                             LEASES    LEASES
                                                             -------  ---------
                                                             (IN A$ THOUSANDS)
   Year ending January 31,
   1999....................................................  $2,203    $11,819
   2000....................................................   1,670     10,248
   2001....................................................   1,429      8,348
   2002....................................................     594      6,870
   2003....................................................     211      4,971
   Years subsequent to 2003................................     --      16,041
                                                             ------    -------
   Total minimum lease payments............................   6,107    $58,297
                                                                       =======
   Less: Amount representing interest (at rates ranging
    from 7.3% to 13.5%)....................................    (973)
                                                             ------
   Present value of net minimum capital lease payments.....   5,134
                                                             ------
   Less: Current portion of obligations under capital
    leases.................................................  (1,729)
                                                             ------
   Obligations under capital leases, excluding current por-
    tion...................................................  $3,405
                                                             ======

                           BARBEQUES GALORE LIMITED

9.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities consist of the following:

                                                       JANUARY 31, JANUARY 31,
                                                          1997        1998
                                                       ----------- -----------
                                                          (IN A$ THOUSANDS)
   Trade accounts payable.............................   $ 4,968     $ 6,477
   Accrued liabilities................................     5,887       7,416
   Employee benefits..................................     1,745       1,976
   Other..............................................     1,093         779
                                                         -------     -------
                                                         $13,693     $16,648
                                                         =======     =======

  Included in other liabilities at January 31, 1998 is an amount of $369,000 in respect of the planned relocation of the enameling facilities. The accrual relates to future lease costs on the vacated premises, the writedown of plant that will be scrapped (allowing for future depreciation charges until the planned exit date) and costs to make good the premises. An exit plan was established and approved by the Board of Directors prior to January 31, 1997. The expected completion is June 1998.

10.LONG-TERM DEBT

  Long-term debt consists of the following:

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Current:
   Bank bills...........................................   $ 2,964     $   198
                                                           -------     -------
                                                           $ 2,964     $   198
                                                           =======     =======
   Non-current:
   Bank bills...........................................   $18,568     $12,566
   Property loan........................................     2,150       2,150
                                                           -------     -------
                                                           $20,718     $14,716
                                                           =======     =======

  The Company and its subsidiaries have access to a facility with the Australia and New Zealand Banking Group Limited ("ANZ") (the "ANZ Facility") with credit facilities aggregating up to A$41,700,000, comprising a multi-purpose facility of A$31,700,000 and a trade finance facility of A$10,000,000. As at January 31, 1998 the Company had not utilized A$25,890,000 of the total facility. The ANZ Facility is secured by a first security interest over the assets of the Company's present and future Australian assets. The Company has agreed to grant to ANZ, and ANZ is in the process of creating, a second security interest (subordinate to a lien under the Merrill Lynch Facility detailed below) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company.

  Bank bills are generally taken out over a 90 day period and rolled over at the end of their respective terms. As at January 31, 1998, the weighted average interest rate accruing on the bank bills utilized under the ANZ Facility was 6.2% per annum.

  The property loan is accruing interest at a rate of 9.6% per annum and is secured by a registered first mortgage over the freehold property of the Company.

                           BARBEQUES GALORE LIMITED

  All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company's performance and the normal terms and conditions, including financial covenants, applicable to bank lending. The Company was in compliance with the financial covenants set out in the ANZ Facility agreement as at January 31, 1998.

  The Company has historically renegotiated its credit facilities on similar terms and conditions. Negotiations with the ANZ Bank with respect to an extension of the existing facility are well advanced and the bank has formally indicated its willingness to extend the facility. For this reason, the majority of the outstanding balance relating to bank bills and term loans is classified as a non-current liability.

  In addition, in February 1995, the Company's US subsidiary ("Galore USA") entered into a five year credit facility with Merrill Lynch. This facility includes a term loan of US$600,000 and a revolving line of credit of US$1,250,000. Indebtedness under the term loan and the revolving line of credit accrues interest at the 30 day commercial paper rates plus 2.7% or 2.65% respectively, and is payable monthly. The Merrill Lynch facility is secured by a first security interest in all Galore USA present and future assets. Pursuant to the Offering on November 7, 1997, the Company utilised a portion of the net proceeds to repay all outstanding indebtedness under the aforementioned term loan and revolving line of credit facility. As of January 31, 1998 Galore USA had not utilised US$1,845,000 of this facility.

  The Company's total long-term debt matures as follows:

         YEAR ENDING JANUARY, 31                 (IN A$ THOUSANDS)
         -----------------------                 -----------------
         1999...................................      $   198
         2000...................................       14,716
                                                      -------
                                                      $14,914
                                                      =======

  In conjunction with the Capital Reduction in December 1996 (detailed in Note 12 to the consolidated financial statements), the Company issued unsecured convertible notes with a face value of A$8.38 amounting to A$10,041,952. The notes carried an interest rate of 10.25% per annum, included financial covenants and conferred rights to the noteholders as creditors and not as shareholders. Immediately prior to the consummation of the Offering, all outstanding convertible notes of the Company were converted into 1,197,926 ordinary shares of A$3.64 each.

11. INCOME TAXES

  Income (loss) before income taxes was taxed under the following jurisdictions:

                      YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                       JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                         1995       1996       1997        1997         1998
                      ---------- ---------- ----------- -----------  -----------
                                                        (UNAUDITED)
                                          (IN A$ THOUSANDS)
   Australia.........   $2,905     $2,730     $ 3,091      $(755)      $4,614
   United States.....    1,473      1,313      (1,168)       485          405
                        ------     ------     -------      -----       ------
                        $4,378     $4,043     $ 1,923      $(270)      $5,019
                        ======     ======     =======      =====       ======

                           BARBEQUES GALORE LIMITED

  The expense (benefit) for income taxes is presented below:

                      YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                       JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                         1995       1996       1997        1997         1998
                      ---------- ---------- ----------- -----------  -----------
                                                        (UNAUDITED)
                                          (IN A$ THOUSANDS)
   Current:
   Australia.........   $ 906      $ 477      $1,670       $ 738       $1,107
   United States.....      32        157          85         234          263
                        -----      -----      ------       -----       ------
                          938        634       1,755         972        1,370
                        -----      -----      ------       -----       ------
   Deferred:
   Australia.........    (365)      (536)       (499)       (904)         286
   United States.....     --         --         (890)       (890)        (168)
                        $ 573      $  98      $  366       $(822)      $1,488
                        =====      =====      ======       =====       ======

  Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the Australian federal income tax rate to pretax income (loss) from continuing operations as a result of the following:

                             YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED  YEAR ENDED
                              JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31, JANUARY 31,
                                1995       1996       1997        1997        1998
                             ---------- ---------- ----------- ----------- -----------
                                                               (UNAUDITED)
                                (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
   Computed "expected" tax
    expense (benefit)......    $1,445     $1,455      $ 692      $  (97)     $1,807
   Increase (reduction) in
    income
    taxes resulting from:
   State taxes, net of fed-
    eral tax benefit.......        32        157         56         208          29
   Change in the valuation
    allowance..............      (474)      (663)      (388)     (1,109)        (79)
   Equity in earnings of
    affiliates not
    subject to taxation....      (318)      (301)       (91)       (136)        (79)
   Capital profit on sale
    of affiliate...........       --        (829)       --          --          --
   Other, net..............      (112)       279         97         312        (190)
                               ------     ------      -----      ------      ------
                                $ 573     $   98      $ 366      $ (822)     $1,488
                               ======     ======      =====      ======      ======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                        JANUARY 31, JANUARY 31,
                                                           1997        1998
                                                        ----------- -----------
                                                           (IN A$ THOUSANDS)
   Deferred tax assets:
   Provisions not presently deductible................    $1,482      $1,521
   Plant and equipment, due to differences in depreci-
    ation.............................................       424         637
   Inventories, due to capitalized costs..............       195         263
   Borrowing expenses capitalized for tax purposes....       302          12
   Leases, due to differences in lease payments, in-
    terest and amortization...........................       136         113
   Unearned income....................................       116         --
   Net operating loss carryforward....................       562         299
   Other..............................................       432         573
                                                          ------      ------
   Total gross deferred tax assets....................    $3,649      $3,418
                                                          ======      ======

                           BARBEQUES GALORE LIMITED

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Deferred tax liabilities:
   Prepayments..........................................   $  178      $  193
   Rebates receivable...................................      128         --
                                                           ------      ------
   Total gross deferred tax liabilities.................      306         193
                                                           ------      ------
   Net deferred tax asset...............................   $3,343      $3,225
                                                           ======      ======

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the company will need to generate future taxable income of approximately A$808,307 prior to the expiration of the net operating loss carryforwards in 2012. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely that not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

12. SHAREHOLDERS' EQUITY

  On December 31, 1996, the Company consummated a series of transactions to effect a reduction in the ordinary shares of the Company (the "Capital Reduction"). Pursuant to the Capital Reduction, the Company repurchased and cancelled 2,743,878 fully paid ordinary shares and 101,520 options to purchase ordinary shares, for a total consideration of A$20,078,000. The Company financed the Capital Reduction through:

  (i) issuance and sale of A$10,041,952 in convertible notes; and

  (ii) provision of an additional standby facility of A$12,000,000 from the Company's bankers, ANZ. Pursuant to the Offering on November 7, 1997, the Company utilised a portion of the net proceeds to repay the aforementioned indebtedness incurred under the credit facility.

  The effect of the Capital Reduction was to reduce the ordinary shares of the Company to A$6,219,661 (comprising 1,706,542 fully paid ordinary shares of A$3.64 each) from A$16,220,000 (comprising 4,450,420 fully paid ordinary shares of A$3.64 each). Subsequent to the consummation of the Capital Reduction, all outstanding ordinary shares were owned by the executive directors of the Company and their related interests and the Company's pension plan. The Company was delisted from the Australian Stock Exchange following the Capital Reduction.

  The Company incurred costs in connection with the Capital Reduction of approximately $1,132,000. These amounts have been expensed and are included in other expenses (income) in the consolidated statements of operations for the period to January 31, 1997.

  Additionally, in connection with the Capital Reduction, the Company also acquired the remaining 15% interest in The Galore Group (USA) Inc. ("Galore USA") from Mr. Sydney Selati, President of Galore USA, for consideration of A$1,000,000. The transaction was effected by the issuance of 137,189 ordinary shares ($7.29 per share) of the Company. Mr. Sydney Selati was subsequently appointed a director of Barbeques Galore on July 21, 1997.

                           BARBEQUES GALORE LIMITED

  On November 7, 1997 the Company completed the Offering. As a part of the offer process the following changes in securities occurred:

  . Immediately prior to the consummation of the Offering, all outstanding issued share capital of the Company was subject to a 18.223-for-1 reverse share split; as a result, the issued and outstanding capital of the Company was reduced to 1,843,726 ordinary shares with a par value of A$3.64 each.

  . Immediately prior to the consummation of the Offering, all outstanding convertible notes of the Company were converted into 1,197,926 ordinary shares.

  . Pursuant to the Offering, the Company sold 1,500,000 American Depositary Shares (ADSs) at a price of US$11.00 per share.

  . Pursuant to the Offering, a further 200,000 ADSs were sold by certain shareholders of the Company at a price of US$11.00 per share.

13.SHARE OPTION PLANS

EXECUTIVE SHARE OPTION PLAN

  Effective January 31, 1997, the Company adopted an executive share option plan (the "Executive Plan") under which the Board of Directors granted certain members of management options to purchase ordinary shares in the Company. A total of 203,038 options were issued under the Executive Plan with an exercise price of A$8.38 per share. The options do not vest until February 1, 1999 after which each Optionholder is entitled to subscribe for one fully paid ordinary share. The options are not quoted and are due to expire on the earlier of the 5th anniversary from the issue date or, subject to certain conditions, on cessation of employment.

  The fair value of each share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 5.93%; no dividend yield; expected lives of 1.5 years and volatility of 80.28%. The fair value of the options as at January 31, 1998 has been calculated to be A$462,931.

1997 SHARE OPTION PLAN

  Under the terms of the Company's 1997 share option plan (the "1997 Plan"), a total of 329,254 ordinary shares have been authorized for issuance. The 1997 Plan received approval from the Board of Directors of the Company on October 1, 1997 and was approved by the shareholders as of October 7, 1997. Options to purchase 199,400 ordinary shares with an exercise price of US$11.00 per share were granted concurrently with the Offering including 18,000 ordinary shares to executive officers of the Company. Each of the options granted concurrently with the Offering will generally become exercisable in three equal installments on the third, fourth and fifth anniversaries of the Offering. The number of ordinary shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the ordinary shares outstanding on December 31 of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive option grants for more than 27,438 ordinary shares per calendar year.

  The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members and independent consultants) may, at the discretion of the Plan Administrator, be granted options to purchase ordinary shares at an exercise price not less than eighty-five percent (85%) of their fair market value on the grant date.

                           BARBEQUES GALORE LIMITED

  The Plan Administrator will have complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive option grants, the time or times when such option grants are to be made, the number of shares subject to each such grant, the vesting schedule to be in effect for the option grant, the maximum term for which any granted option is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws.

  The fair value of each share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 5.93%; no dividend yield; expected lives of 5 years and volatility of 80.28%. The fair value of the options as at January 31, 1998 has been calculated to be A$794,134.

TERMINATED PLAN

  On November 25, 1993, the Company adopted a share option plan ("the 1993 Plan") pursuant to which the Company's Board of Directors could grant share options to officers and key employees. 128,958 options were granted with an exercise price of A$5.83 on November 25, 1993. On November 28, 1995, the Company granted a further 27,438 options with an exercise price of A$5.65.

  On December 31, 1996 and in connection with the Capital Reduction, all outstanding options were repurchased by the Company from the optionholders. Compensation for the cancellation of the 101,520 options amounted to A$78,000.

  The total compensation paid by the Company to cancel the options has been expensed during the 7 months to January 31, 1997 and is included in selling, general and administrative expenses.

  The Company applies APB Opinion No. 25 in accounting for its share option plans and, accordingly, no compensation cost has been recognized for its share options in the seven-month period to 31 January 1997 and the year ended 31 January 1997 and 1998, respectively. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS 123 the Company's net income would have been reduced to the pro forma amounts indicated below:

                              7 MONTHS TO       YEAR ENDED       YEAR ENDED
                            JANUARY 31, 1997 JANUARY 31, 1997 JANUARY 31, 1998
                            ---------------- ---------------- ----------------
                                 (IN A$ THOUSANDS, EXCEPT PER SHARE DATA)
   Net income
    As reported............      $1,557           $ 552            $3,531
    Pro forma..............       1,557             552             3,239
   Net income per common
   and common equivalent
   share
    As reported............      $ 0.38           $0.13            $ 1.43
    Pro forma..............      $ 0.38           $0.13            $ 1.31

                           BARBEQUES GALORE LIMITED

SUMMARY

  A summary of the status of the Company's Executive, 1997 and 1993 share option plans as of June 30, 1995 and 1996, and January 31, 1997 and 1998, and changes during the years ended on those dates is presented below:

                                                    WEIGHTED--      OPTIONS
                                                     AVERAGE     EXERCISABLE AT
                                        OPTIONS   EXERCISE PRICE    YEAR END
                                        --------  -------------- --------------
   Outstanding balance at July 1, 1994   117,982     A$ 5.83
   Forfeited..........................   (10,975)       5.83
                                        --------     -------        -------
   Outstanding balance at June 30,
    1995..............................   107,007        5.83        107,007
                                        --------     -------        -------
   Granted............................    27,438        5.65
   Forfeited..........................   (32,925)       5.83
                                        --------     -------        -------
   Outstanding balance at June 30,
    1996..............................   101,520        5.78        101,520
                                        --------     -------        -------
   Granted............................   203,038        8.38
   Cancelled..........................  (101,520)       5.78
                                        --------     -------        -------
   Outstanding balance at January 31,
    1997..............................   203,038        8.38            --
                                        --------     -------        -------
   Granted............................   199,400       16.44
                                        --------     -------        -------
   Outstanding balance at January 31,
    1998..............................   402,438     A$12.37            --
                                        ========     =======        =======

  The options exercisable at June 30, 1995 and 1996 were in relation to the 1993 share option plan. The 1993 share option plan was terminated during the period ended January 31, 1997. The weighted average fair value of options granted during the years ended January 31, 1997 and 1998 were $2.28 and $4.01, respectively.

  The following table summarizes information about share options outstanding at January 31, 1998:

            NUMBER                 WEIGHTED-AVERAGE
        OUTSTANDING AT                REMAINING                       WEIGHTED- AVERAGE
       JANUARY 31, 1998            CONTRACTUAL LIFE                    EXERCISE PRICE
       ----------------            ----------------                   -----------------
           $203,038                   1.5 years                            $ A8.38
            199,400                   5.0 years                              16.44
           --------
            402,438                   3.2 years                            A$12.37
           ========

14.COMMITMENTS AND CONTINGENCIES

  Product liability claims have been made against certain companies in the group which are not expected to result in any material loss to the Company.

  The Company entered into a joint and several guarantee together with the directors of Bromic Pty Limited in favour of ANZ in respect of a A$900,000 facility. On February 25, 1997, ANZ released the Company from this guarantee.

                           BARBEQUES GALORE LIMITED

15. GEOGRAPHIC SEGMENT INFORMATION

  Financial information by geographic region is summarized below:

                                                              UNITED
                                                    AUSTRALIA STATES    TOTAL
                                                    --------- -------  --------
                                                        (IN A$ THOUSANDS)
   12 MONTHS TO JANUARY 31, 1998
   Net revenues...................................  $117,613  $61,712  $179,325
                                                    ========  =======  ========
   Operating income...............................  $  7,309  $   497  $  7,806
                                                    ========  =======  ========
   Identifiable assets............................  $ 59,560  $22,514  $ 82,074
                                                    ========  =======  ========
   12 MONTHS TO JANUARY 31, 1997
   Net revenues...................................  $108,003  $40,366  $148,369
                                                    ========  =======  ========
   Operating income (loss)........................  $  2,076  $   643  $  2,719
                                                    ========  =======  ========
   Identifiable assets............................  $ 53,162  $14,808  $ 67,970
                                                    ========  =======  ========
   7 MONTHS TO JANUARY 31, 1997
   Net revenues...................................  $ 75,997  $22,755  $ 98,752
                                                    ========  =======  ========
   Operating income (loss)........................  $  5,537  $(1,141) $  4,396
                                                    ========  =======  ========
   Identifiable assets............................  $ 53,162  $14,808  $ 67,970
                                                    ========  =======  ========
   12 MONTHS TO JUNE 30, 1996
   Net revenues...................................  $104,737  $36,954  $141,691
                                                    ========  =======  ========
   Operating income...............................  $  1,828  $ 1,338  $  3,166
                                                    ========  =======  ========
   Identifiable assets............................  $ 53,225  $13,337  $ 66,562
                                                    ========  =======  ========
   12 MONTHS TO JUNE 30, 1995
   Net revenues...................................  $104,051  $34,006  $138,057
                                                    ========  =======  ========
   Operating income...............................  $  4,206  $ 1,439  $  5,645
                                                    ========  =======  ========
   Identifiable assets............................  $ 55,337  $12,287  $ 67,624
                                                    ========  =======  ========

16.  RELATED PARTY TRANSACTIONS

  The directors of the Company believe that transactions with related parties are on normal terms and conditions no more favourable than those available to other third parties unless otherwise stated.

  Amounts are advanced to the Company by the directors at a commercial rate of interest.

  The company shares premises and incurs rent and operating expenses on behalf of Rebel Sport Limited. Mr. Linz and Mr. Gavshon were directors and significant shareholders of Rebel Sport Limited up until July 10, 1997. These amounts are payable to the Company on 30 day terms.

                           BARBEQUES GALORE LIMITED

The above related party transactions and amounts outstanding at each period end are as follows:

                                                       JANUARY 31, JANUARY 31,
                                                          1997        1998
                                                       ----------- -----------
                                                          (IN A$ THOUSANDS)
   Amounts owing to directors or director related en-
    tities...........................................    $1,231       $ --

                             YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                              JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                                1995       1996       1997        1997         1998
                             ---------- ---------- ----------- -----------  -----------
                                                               (UNAUDITED)
                                                 (IN A$ THOUSANDS)
   Interest costs incurred
    in respect of amounts
    advanced by directors
    or
    director related enti-
    ties...................    $  222     $   97     $   50      $   96       $   44
   Amounts advanced to
    Rebel Sport
    Limited................       683        678        410         713          320
   Amounts reimbursed by
    Rebel Sport Limited....       597        703        352        (641)         260
                               ======     ======     ======      ======       ======

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   Cash paid during the pe-
    riod for:
   Interest................    $2,418     $2,327     $1,528      $2,432       $3,362
   Income taxes............       559        968        423         812        2,163
                               ======     ======     ======      ======       ======

  During the period ended January 31, 1997 the Company acquired Mr. Sydney Selati's 15% interest in Galore USA for consideration of A$1,000,000. The transaction was effected by the issuance of 137,189 ordinary shares (A$7.29 per share) of the Company.

  During the periods, the Company acquired plant and equipment by means of capital leases which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

                             YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                              JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                                1995       1996       1997        1997         1998
                             ---------- ---------- ----------- -----------  -----------
                                                               (UNAUDITED)
                                                 (IN A$ THOUSANDS)
   Equipment acquired under
    capital leases.........    $1,883     $1,682     $1,471      $1,893       $1,729
                               ======     ======     ======      ======       ======

  On July 1, 1995, the company's interest in GLG Trading Pte Limited was reduced from 100% to 50% by the issue of additional shares in GLG Trading Pte Limited. The deconsolidation of GLG Trading Pte Limited has resulted in the reversal of the opening cash balance of GLG Trading Pte Limited in the Statement of Cash Flows as the Company has accounted for its investment on an equity basis from July 1, 1995.

18.PENSION PLANS

  The Company and its Australian subsidiaries have established defined contribution pension plans for the provision of benefits to their Australian employees on retirement, death or disability. Benefits provided under the plans are based on contributions for each employee. Company contributions are 6% or gross salary for all employees except for certain executives for whom the Company contributes 10%.

                           BARBEQUES GALORE LIMITED

  The Company and employees contribute various percentages of gross income. The plans are of an accumulation type and as such, the Company has:

  . no commitment to fund retirement benefits other than the percentage of each employee's salary as prescribed by the relevant trust deed; and

  . no legal obligation to cover any shortfall in the funds' obligations to provide benefits to employees on retirement.

  The pension plans comply with Australian regulatory provisions set by the Insurance and Superannuation Commission. The Company has complied with the provisions of the Superannuation Guarantee Charge Act.

  The Company also sponsors a defined contribution plan in the United States covering substantially all employees who meet specified age and service requirements. Company contributions are discretionary.

  Contributions expensed under these plans were as follows:

                            YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                             JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                               1995       1996       1997        1997         1998
                            ---------- ---------- ----------- -----------  -----------
                                                              (UNAUDITED)
                                                (IN A$ THOUSANDS)
   Contribution expense....    $919      $1,015      $600        $996        $1,113
                               ====      ======      ====        ====        ======

19.EARNINGS PER SHARE

                                  YEAR ENDED              YEAR ENDED              7 MONTHS TO
                                 JUNE 30, 1995           JUNE 30, 1996         JANUARY 31, 1997
                            ----------------------- ----------------------- -----------------------
                                          PER SHARE               PER SHARE               PER SHARE
                            INCOME SHARES  AMOUNT   INCOME SHARES  AMOUNT   INCOME SHARES  AMOUNT
                            ------ ------ --------- ------ ------ --------- ------ ------ ---------
                                      (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
   Income.................. $3,805                  $3,945                  $1,557
                            ------                  ------                  ------
   BASIC EPS
   Income available to
    common shareholders....  3,805 4,450    $0.86    3,945 4,450    $0.89    1,557 4,073    $0.38
                                            =====                   =====                   =====
   EFFECT OF DILUTIVE
    SECURITIES
   Convertible shares net
    of tax.................    --    --                --    --                 56    79
   Options demand
    exercised..............    --    --                --    --                --     93
                            ------ -----    -----   ------ -----    -----   ------ -----    -----
   DILUTED EPS
   Income available to
    common shareholders
    plus assumed
    conversions............ $3,805 4,450    $0.86   $3,945 4,450    $0.89   $1,613 4,245    $0.38
                            ====== =====    =====   ====== =====    =====   ====== =====    =====

                           BARBEQUES GALORE LIMITED

                                     YEAR ENDED              YEAR ENDED
                                     JANUARY 31,             JANUARY 31,
                                        1997                    1998
                               ----------------------- -----------------------
                                             PER SHARE               PER SHARE
                               INCOME SHARES  AMOUNT   INCOME SHARES  AMOUNT
                               ------ ------ --------- ------ ------ ---------
                                     (UNAUDITED)
                                (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                    DATA)
   Income.....................  $552                   $3,531
                                ----                   ------
   BASIC EPS
   Income available to common
    shareholders..............   552  4,228    $0.13    3,531 2,473    $1.43
                                               =====                   =====
   EFFECT OF DILUTIVE
    SECURITIES
   Convertible shares net of
    tax.......................   --     --                504   919
   Options demand exercised...   --     --                --     41
                                ----  -----    -----   ------ -----    -----
   DILUTED EPS
   Income available to common
    shareholders plus assumed
    conversions...............  $552  4,228    $0.13   $4,035 3,433    $1.18
                                ====  =====    =====   ====== =====    =====

  Options to purchase 199,400 shares of A$16.44 per share were outstanding at January 31, 1998 but were not included in the computation of diluted EPS as the options exercise price was greater than the average market price of the common shares. These options expire on October 1, 2007.

20.SUBSEQUENT EVENT

  The Company purchased a property for approximately A$3.5 million pursuant to a decision to relocate its enameling operations to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters.

  ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)The following documents are filed as part of this Annual Report on Form 20-
F:

                                                                           PAGE
                                                                          NUMBER
                                                                          ------
   Independent Auditor's Reports.........................................   38
   Consolidated Balanced Sheets..........................................   40
   Consolidated Statements of Operations.................................   41
   Consolidated Statements of Shareholders' Equity.......................   42
   Consolidated Statements of Cash Flows.................................   43
   Notes to Consolidated Financial Statements............................   44
   Exhibits.

(b)Exhibits

   EXHIBIT
   NUMBER
   -------
   **10.5  Major Agreements relating to the Registrant's U.S. Operating
           Subsidiary's Credit Facility with Merrill Lynch Business Financial
           Services Inc. ("Merrill Lynch"), including Term WCMA Loan and
           Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA Note, Loan and
           Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by
           the Registrant relating to Term WCMA Loan and Security Agreement No.
           9502340701; Unconditional Guaranty by the Registrant relating to
           WCMA Note, Loan and Security Agreement No. 231-07710; Term WCMA Note
           No. 9502340701; Letter dated November 27, 1996 from Merrill Lynch to
           Galore USA re: WCMA line of credit variation; Letter and Letter
           Agreement dated August 27, 1997 from Merrill Lynch to Galore U.S.A.
           re: WCMA line of credit variation. Letter Agreement dated January
           20, 1998 from Merrill Lynch to Galore USA re: amendment to WCMA
           Note, Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.
   23.1    Consent of Horwath Sydney Partnership.
   23.2    Consent of KPMG.
   24.1    Powers of Attorney (see page 64).
  --------
   **      Last listed agreement filed herein as an exhibit to this Annual
           Report; all other listed documents incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration
           No. 33-37259) pursuant to Rule 12b-32 of the Exchange Act.

                                 EXHIBIT INDEX

 **10.5 Major Agreements relating to the Registrant's U.S. Operating
        Subsidiary's Credit Facility with Merrill Lynch Business Financial
        Services Inc. ("Merrill Lynch"), including Term WCMA Loan and Security
        Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA Note, Loan and Security Agreement
        No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the Registrant relating to Term WCMA Loan and Security Agreement No. 9502340701; Unconditional
        Guaranty by the Registrant relating to WCMA Note, Loan and Security
        Agreement No. 231-07710; Term WCMA Note No. 9502340701; Letter dated
        November 27, 1996 from Merrill Lynch to Galore USA re: WCMA line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore U.S.A. re: WCMA line of credit variation.
        Letter Agreement dated January 20, 1998 from Merrill Lynch to Galore
        USA re: amendment to WCMA Note, Loan and Security Agreement No. 231-
        07T10, modifying locations of collateral and change in maturity date to February 28, 1998.
   23.1 Consent of Horwath Sydney Partnership.
   23.2 Consent of KPMG.
   24.1 Powers of Attorney (see page 64).

** Last listed agreement filed herein; all other listed documents incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 33-37259) pursuant to Rule 12b-32 of the Exchange Act.

                                  SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, Barbeques Galore, a corporation organized and existing under the laws of the Commonwealth of Australia, has duly caused this report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized on April 30, 1998.

                                          BARBEQUES GALORE

                                                    /s/ Robert Gavshon
                                          By __________________________________
                                                      Robert Gavshon
                                              Deputy Chairman of the Board of
                                                       Directors and
                                                      General Counsel

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Gavshon and Sydney Selati and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 20-F, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT ON FORM 20-F HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

            /s/ Sam Linz               Chairman of the          April 30, 1998
-------------------------------------   Board and Director
              Sam Linz                  (Principal
                                        Executive Officer)

           /s/ David James             (Principal Financial     April 30, 1998
-------------------------------------   Officer and
             David James                Accounting Officer)

         /s/ Robert Gavshon            Deputy Chairman of       April 30, 1998
-------------------------------------   the Board and
           Robert Gavshon               Director

           /s/ John Price              Director                 April 30, 1998
-------------------------------------
             John Price

         /s/ Philip Gardiner           Director                 April 30, 1998
-------------------------------------
           Philip Gardiner

         /s/ Gordon Howlett            Director                 April 30, 1998
-------------------------------------
           Gordon Howlett

          /s/ Sydney Selati            Director and             April 30, 1998
-------------------------------------   Authorized U.S.
            Sydney Selati               Representative