Form 20-F/A
period 1998-01-31
BARBEQUES GALORE LTD
filed 1998-05-20
CIK 1047326

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                               FORM 20-F/A

   FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934 OR

[X] AMENDMENT NO. 1 TO ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended January 31, 1998

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
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

       AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                NOT APPLICABLE
                               (Title of Class)

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                   4,541,652

  Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days. Yes  X    No
                                                   ---      ---

  Indicate by check mark which financial statement item the registrant has
elected to follow: Item 17     Item 18  X

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            TABLE OF CONTENTS

PART I.....................................................................   1
 Item  1. DESCRIPTION OF BUSINESS..........................................   1
 Item  2. DESCRIPTION OF PROPERTY..........................................  13
 Item  3. LEGAL PROCEEDINGS................................................  14
 Item  4. CONTROL OF REGISTRANT............................................  14

PART II....................................................................  15
 Item  5. NATURE OF TRADING MARKET.........................................  15
 Item  6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITYHOLDERS..................................................  16
 Item  7. TAXATION.........................................................  18
 Item  8. SELECTED FINANCIAL DATA..........................................  20
 Item  9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          RESULTS OF OPERATIONS............................................  22
 Item 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......  28
 Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT...............  29
 Item 11. COMPENSATION OF DIRECTORS AND OFFICERS...........................  31
 Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES...  32
 Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...................  34

PART III...................................................................  36
 Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.......................  36

PART IV....................................................................  36
 Item 15. DEFAULTS UPON SENIOR SECURITIES..................................  36
 Item 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
          SECURITIES AND USE OF PROCEEDS...................................  36
 Item 17. FINANCIAL STATEMENTS.............................................  37
 Item 18. FINANCIAL STATEMENTS.............................................  37
 Item 19. FINANCIAL STATEMENTS AND EXHIBITS................................  62

SIGNATURES.................................................................  64

                                TRADEMARKS

  BARBEQUES GALORE(R), TURBO(R), CAPT N COOK(R), COOK-ON(R) and BAR-B-CHEF(R) are federally registered trademarks and/or service marks in the United States. The Company also uses the phrase AMERICA'S LARGEST CHAIN OF BARBEQUE STORES(TM) as a common-law trademark in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, the Company or its subsidiaries have registered, among others, the names NORSEMAN and KENT, and additionally use the phrase YOUR OUTDOOR COOKING AND CAMPING STORE as a common-law trademark. This Amendment contains other trade names, trademarks and service marks of the Company and other organizations.

This Amendment to the Annual Report on Form 20-F ("Annual Report"), as filed with the Securities and Exchange Commission on April 30, 1998 ("Amendment"), contains certain statements of a forward-looking nature relating to future events affecting Barbeques Galore Limited ("Barbeques Galore" or the "Company"), a public limited company organized under the laws of Australia or the markets or industries in which it operates or the future financial performance of the Company. Readers are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors identified in this report, including the matters set forth under the caption "Item 9--Management's Discussion and Analysis of Financial Conditions and Results of Operations--Factors that May Affect Quarterly or Annual Operating Results," which could cause events or actual results to differ materially from those indicated by such forward-looking statements. In addition, readers should carefully review other information contained in this Amendment and in the Company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC").

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

  In April 1987, the Company listed its Ordinary Shares on the Australian Stock Exchange (the "ASE"). In October 1996, as part of its plans to accelerate new store expansion in the United States, the Company announced its intention to repurchase shares from the public and delist from the ASE (pursuant to a transaction which was consummated as of December 31, 1996) and to seek capital in the United States. The Company consummated its initial public offering (the "Offering") in the United States in November 1997.

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

  Reliance on Systems. In the United States, the Company has installed a JDA Software Group Inc. ("JDA") system on an IBM AS400 platform, which allows it to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. The Company currently runs its general ledger and accounts payable applications on its pre-existing computer system, but intends to transfer these functions to the more powerful JDA system in the near future. At the store level, the Company has installed POS computer terminals as its cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by its POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

  In Australia, Barbeques Galore has installed a system which runs on a proprietary Wang VS software environment, together with a Novell network utilizing Microsoft applications. This software processes all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. As in the United States, each store in Australia is equipped with POS terminals that receive pricing and inventory information and permit the Company to poll sales transaction data daily. The Australian system provides a range of reporting and inquiry capability at both the store and corporate levels similar to that in the United States. The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial, accounting and human resources. The Company's reliance upon such systems will likely increase upon the anticipated introduction of automated store replenishment in Australia. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, could have a material adverse effect upon the Company's business, operating results and financial condition.

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

                                    PART II

ITEM 5. NATURE OF TRADING MARKET.

MARKET INFORMATION

  The Company's Ordinary Shares are traded on the Nasdaq National Market ("NASDAQ") under the symbol BBQZY, as represented by American Depositary Shares ("ADSs"). The ADSs are represented by American Depositary Receipts issued by Morgan Guaranty Trust Company as Depositary. Each American Depositary Share represents one Ordinary Share of the Company.

  From April 1987 through December 1996, the Company listed its Ordinary Shares for trading on the ASE. In December 1996, the Company voluntarily delisted from the ASE and since such time, there had been no established foreign public market for the Ordinary Shares or ADSs.

  The following table sets forth the high and low closing sales prices of the Ordinary Shares on the ASE from January 1, 1996 through the period ending January 31, 1998:

   FISCAL PERIOD                                                  HIGH     LOW
   -------------                                                 ------- -------
   Fiscal Year ended January 31, 1997
     First Quarter.............................................. A$0.35  A$0.29
     Second Quarter.............................................   0.35    0.27
     Third Quarter..............................................   0.385   0.28
     Fourth Quarter.............................................   0.39    0.385
   Fiscal Year ended January 31, 1998
     First Quarter..............................................     N/A     N/A
     Second Quarter.............................................     N/A     N/A
     Third Quarter..............................................     N/A     N/A
     Fourth Quarter.............................................     N/A     N/A

  The following table sets forth the range of high and low closing sale prices of the American Depositary Shares on the Nasdaq National Market for the fiscal periods indicated:

   FISCAL PERIOD                                               HIGH     LOW
   -------------                                             -------- --------
   Fiscal Year ended January 31, 1997
     First Quarter..........................................      N/A      N/A
     Second Quarter.........................................      N/A      N/A
     Third Quarter..........................................      N/A      N/A
     Fourth Quarter.........................................      N/A      N/A
   Fiscal Year ended January 31, 1998
     First Quarter..........................................      N/A      N/A
     Second Quarter.........................................      N/A      N/A
     Third Quarter..........................................      N/A      N/A
     Fourth Quarter (November 7, 1997 through January 31,
      1998)................................................. US$9.375 US$5.750

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

ITEM 8. SELECTED FINANCIAL DATA

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                    SEVEN MONTHS ENDED    TWELVE MONTHS ENDED
                                FISCAL YEAR ENDED JUNE 30,            JANUARY 31, (1)        JANUARY 31,(1)
                          ----------------------------------------  --------------------  ---------------------
                            1993      1994      1995       1996        1996       1997       1997       1998
                          --------- --------- ---------  ---------  ----------  --------  ----------  ---------
                                                                    (UNAUDITED)           (UNAUDITED)
                                                IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  A$114,973 A$124,635 A$138,057  A$141,691   A$92,074   A$98,752  A$148,369   A$179,325
Cost of goods sold(2)...     82,630    84,104    92,290     98,158     62,789     67,955    103,324     122,072
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Gross profit............     32,343    40,531    45,767     43,533     29,285     30,797     45,045      57,253
Selling, general
 andadministrative ex-
 penses.................     27,992    35,462    40,058     39,339     24,328     25,740     40,751      48,992
Store pre-opening
 costs..................        205       135        64        153        114        200        239         435
Relocation and closure
 costs(3)...............        --        --        --         875        --         461      1,336          20
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Operating income........      4,146     4,934     5,645      3,166      4,843      4,396      2,719       7,806
Equity in income of af-
 filiates, net of tax...        412       660       963        836        709        252        379         547
Interest expense........      2,526     1,999     2,230      2,262      1,619      1,593      2,236       3,334
Other expense (in-
 come)(4)...............        --        --        --      (2,303)    (2,303)     1,132      1,132          -
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Income (loss) before in-
 come tax...............      2,032     3,595     4,378      4,043      6,236      1,923       (270)      5,019
Income tax expense (ben-
 efit)..................        176     1,278       573         98      1,286        366       (822)      1,488
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Net income..............  A$  1,856 A$  2,317 A$  3,805  A$  3,945   A$ 4,950   A$ 1,557  A$    552   A$  3,531
                          --------- --------- ---------  ---------   --------   --------  ---------   ---------
Earnings per share (A$
 per share).............  A$   0.46 A$   0.53 A$   0.86  A$   0.89   A$  1.11   A$  0.38  A$   0.13   A$   1.43
                          ========= ========= =========  =========   ========   ========  =========   =========
Basic earnings per
 share(5)...............
Diluted earnings per
 share(5)...............  A$   0.46 A$   0.53 A$   0.86  A$   0.89   A$  1.11   A$  0.38  A$   0.13   A$   1.18
                          ========= ========= =========  =========   ========   ========  =========   =========
Weighted average shares
 outstanding(5).........      4,047     4,358     4,450      4,450      4,450      4,073      4,228       2,473
                          ========= ========= =========  =========   ========   ========  =========   =========
IN THOUSANDS
BALANCE SHEET DATA:
Working capital.........  A$ 16,600 A$ 25,400 A$ 26,856  A$ 24,710   A$25,139   A$22,552  A$ 22,552   A$ 36,917
Total assets............     55,400    60,538    67,624     66,562     67,544     67,970     67,970      82,074
Total long-term debt....     10,223    16,988    17,690     15,819     11,631     34,276     34,276      18,121
Shareholders' equity....     21,316    24,385    26,326     27,817     30,349     10,165     10,165      43,927
SELECTED U.S. OPERATING
 DATA:
Stores open at period-
 end....................                   17        17         21         19         25         25          34
Average net sales per
 store (in
 thousands)(6)..........            A$  1,389 A$  1,630  A$  1,572   A$   862   A$   822  A$  1,579   A$  1,731
Comparable store sales
 increase(7)............                  --       21.2%      10.0%      10.0%       4.1%       6.5%       18.9%
Selling square feet (in
 thousands).............                 49.3      51.3       59.5       55.7       72.7       70.2        96.6
Sales per selling square
 foot...................            A$    437 A$    519  A$    489   A$   279   A$   251  A$    469   A$    538
SELECTED AUSTRALIAN
 OPERATING DATA:
Stores open at period-
 end....................                   32        31         31         32         32         32          32
Average net sales per
 store (in
 thousands)(6)..........            A$  1,719 A$  1,844  A$  2,081   A$ 1,446   A$ 1,658  A$  2,222   A$  2,411
Comparable store sales
 increase(8)............                  --        4.3%       8.1%       6.0%      10.6%      11.6%        5.0%
Selling square feet (in
 thousands).............                275.3     273.9      279.9      272.3      281.2      276.6       291.2
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

                                                       QUARTER ENDED
                          ---------------------------------------------------------------------------
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
Basic earnings per
share...................  A$  0.27  A$ (0.10) A$  0.03 A$  0.58 A$ (0.38) A$ (0.10) A$  0.11 A$  0.97
                          ========  ========  ======== ======== ========  ========  ======== ========
Diluted earnings per
share...................  A$  0.26  A$ (0.10) A$  0.03 A$  0.52 A$ (0.38) A$ (0.10) A$  0.11 A$  0.96
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
                          ========  ========  ======== ======== ========  ========  ======== ========

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

  The Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "--Factors That May Affect Quarterly or Annual Operating Results" contained in "Item 1--Description of Business" and elsewhere in the Annual Report.

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
                                     =====  =====  =====  =====  =====  =====

TWELVE MONTHS ENDED JANUARY 31, 1998 COMPARED TO TWELVE MONTHS ENDED JANUARY 31, 1997 (UNAUDITED)

  Net sales increased by approximately A$30.9 million, or 20.9%, to A$179.3 million for the fiscal year ended January 31, 1998 from A$148.4 million for the twelve months ended January 31, 1997. Eleven new stores were opened in the United States during the twelve months ended January 31, 1998 of which eight were in existing markets, including one franchise store in Atlanta, and the remaining three in San Antonio, Texas, Mandarin, Florida and Pearl Harbor, Hawaii (a U.S. Navy concession store). In Australia, one new store was opened and four refurbished or relocated. Comparable store sales increased 13% and contributed A$13.1 million to the increase in net sales. Comparable store sales increased 18.9% in the United States and 5.0% in Australia. Increased sales also resulted from stores not forming part of the comparative store sales, including new stores opened in the U.S. in the previous twelve months. The balance of the increased sales was primarily attributable to an A$3.8 million increase in Australian wholesale sales, mainly to mass merchandisers.

  Gross profit increased approximately A$12.3 million, or 27.1%, to A$57.3 million for the fiscal year ended January 31, 1998 from A$45.0 million for the twelve months ended January 31, 1997. Gross margin (gross profit as a percentage of sales) increased to 31.9% during the fiscal year ended January 31, 1998 from 30.4% during the comparable period in 1997. The increase in gross margin was primarily due to production efficiencies gained in the Australian manufacturing operation. The increase was partially offset by a reduction in gross margin in the United States as a result mainly of a change in product mix and newer stores with a typically lower gross margin in their first year of operation and additional distribution costs incurred to support the store expansion program.

  Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$8.2 million, or 20.2%, to A$49.0 million for the fiscal year ended January 31, 1998 from A$40.8 million for the twelve months ended January 31, 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 27.3% during the twelve months ended January 31, 1998 from 27.5% during the comparable period in 1997.

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

  Income from affiliates increased by A$168,000 to A$547,000 in the fiscal year ended January 31, 1998 from A$379,000 in the twelve months ended January 31, 1997. This increase resulted mainly from an increase in profitability of the Company's Taiwanese affiliate.

  Interest expense increased by A$1.1 million to A$3.3 million in the twelve months ended January 31, 1998 from A$2.2 million in the twelve months ended January 31, 1997. The increase resulted from the interest at 10.25% per annum payable on convertible notes of A$10.0 million that were issued on December 31, 1996 and converted to Ordinary Shares concurrent with the Offering on November 7, 1997.

  The Company's effective tax rate was 29.6% in the twelve months ended January 31, 1998 and 304.4% during the comparable period in 1997 due, primarily, to a reduction in the valuation allowance in relation to the net deferred tax asset of the United States operation. The valuation allowance was fully written back during the twelve months ended January 31, 1997, as the Company believed it would recoup the benefit of the tax losses and temporary differences which gave rise to the net deferred tax asset.

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

  In July 1994, the Company and ANZ entered into a credit facility (the "ANZ Facility") by and between the Company and the Australian and New Zealand Banking Group Limited ("ANZ"). The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice, and is currently undergoing modification as a consequence of changes in the Company resulting from the Offering in the United States. The Company expects that its new credit facility with ANZ will be finalized in June 1998. Under the ANZ Facility, as in effect immediately prior to the Offering, the Company and its subsidiaries had credit facilities aggregating up to A$53.7 million, including a real property loan in principal amount of A$2.2 million, a multi-purpose facility in principal amount of A$30.0 million, and a trade finance facility in principal amount of A$10.0 million. Indebtedness under the property loan bore interest at 9.35% per annum and was subject to a variable prepayment penalty depending on the term of the loan. The Company also utilized a standby credit facility in principal amount of A$12.0 million in order to fund a capital reduction transaction, all of such standby credit facility having been repaid upon consummation of the Offering in November 1997. The majority of the remainder of the Company's borrowings under the ANZ Facility were usually in the form of 90- to 180-day bills, which typically bore interest at a market rate plus an additional percentage fee to ANZ of approximately 1.25%. No significant prepayment penalties were associated with these loans. The ANZ Facility was secured by a first security interest in all present and future assets of the Company located in Australia and a second security interest being taken (subordinate to a lien under the Merrill Lynch Facility) in all assets of the Company located in the United States. In addition, the ANZ Facility was guaranteed by each subsidiary of the Company, including The Galore Group (USA), Inc. ("Galore USA"). Although the Company generally maintains a good working relationship with ANZ, the Company can provide no assurance that the terms of the revised ANZ Facility will be as favorable to the Company as the terms of the ANZ Facility in place immediately prior to the consummation of the Offering.

  In February 1995, Barbeques Galore Inc., the Company's U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch Business Financial Services ("Merrill Lynch"). As currently in effect, such facility includes a term loan in aggregate principal amount of US$600,000 (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$1,250,000 (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.65% or 2.70%, respectively, and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets. The Merrill Lynch Facility is guaranteed by the Company and Galore USA, the parent of Barbeques Galore, Inc.

  In October 1996, the Company, SBC Warburg Dillon Read Australia Limited ("SBC Warburg Australia"), as representative of the holders of convertible notes of the Company, and certain principal shareholders of the Company entered into certain debt instruments, pursuant to which the Company issued and sold A$10.0 million in aggregate principal amount of convertible notes (the "Convertible Notes" or "Notes") in December 1996. All of the Convertible Notes were converted into 1,197,926 Ordinary Shares of the Company in connection with the consummation of the Offering in the United States in November 1997. Certain holders of Ordinary Shares acquired upon conversion of the Convertible Notes were Selling Shareholders in the Offering, selling an aggregate of 200,000 Ordinary Shares acquired upon conversion of the Convertible Notes. The remainder of the Ordinary Shares received upon such conversion are subject to certain registration rights under which the holders may require the Company to register such Ordinary Shares.

  For the fiscal year ended January 31, 1998, the seven months ended January 31, 1997 and the twelve-month period ended June 30, 1996, cash flow (used in) provided by operating activities was A$(1.1) million, A$7.2 million and A$4.6 million, respectively. The cash used by operations primarily reflects the increase in inventory levels related to the Company's pre-season build-up of inventories in Australia and the increased number of stores in the United States.

  Net cash flows used in investing activities for the fiscal year ended January 31, 1998, the seven months ended January 31, 1997, and the twelve-month period ended June 30, 1996 were A$4.5 million, A$2.8 million and A$0.06 million, respectively. The cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States and store refurbishments in Australia. The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion.

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

                                  NUMBER OF
                               ORDINARY SHARES   PRICE PER         OPTION
                                UNDER OPTION   ORDINARY SHARE EXPIRATION DATE
                               --------------- -------------- ----------------
Executive Share Option
 Plan(1)......................     203,038        A$  8.38    February 1, 2002
1997 Share Option Plan(2).....     199,400        US$11.00    November 6, 2002
Directors and Officers as a
 Group(3).....................     221,038             --            --

--------
(1) Options under the Executive Share Option Plan will generally expire on the earlier of the Expiration Date or thirty days after the cessation of employment of the optionee or the executive controlling the optionee if the optionee is an entity (an "Entity Optionee"). For more information, see the "Executive Share Option Plan" description below.
(2) Options under the 1997 Share Option Plan will generally expire on the earlier of the Expiration Date or three months after the cessation of employment of the optionee. For more information, see the "1997 Share Option Plan" description below.

(3) Directors and Officers as a group received options under both the company's Executive Share Option Plan and the 1997 Share Option Plan. For more information on these plans, please see the "Executive Share Option Plan" and the "1997 Share Option Plan" descriptions below.

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

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

DELISTING TRANSACTION AND NOTE CONVERSION

  In December 1996, the Company delisted from the ASE after repurchasing Ordinary Shares pursuant to a "Capital Reduction" program for a total consideration of A$20.1 million, exclusive of transaction costs, financed through the issuance and sale of A$10.0 million in aggregate principal amount of Convertible Notes and the borrowing of A$11.2 million under the ANZ Facility. In connection with the Offering, the Company converted all of the Notes into 1,197,926 Ordinary Shares, 200,000 of which were sold in the Offering by the holders thereof. Certain holders of the Notes, including Fagume Pty Ltd., an affiliate of Gordon Howlett, a director of the Company, National Australia Trustees Ltd., on behalf of Philip Gardiner, a director of the Company, Michael Varley, Don and Mary McLeod, employees (and family) of the Company, Sarah Gavshon, the mother of Robert Gavshon, a director and executive officer of the Company, and Mildred Pogorelsky, the mother-in-law of Sam Linz, a director and executive officer of the Company, received Ordinary Shares pursuant to such conversion on the same terms as all other Noteholders. Upon conversion of the Notes, all debt instruments relating to the Notes by and among the Company, SBC Warburg Australia, as representative of the holders of the Notes, and Sam Linz, Robert Gavshon, Sydney Selati, John Price and affiliates of such individuals were terminated.

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

                                    PART IV

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

  Not Applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

DIVIDENDS

  Since the Ordinary Shares were delisted from the ASE on December 31, 1996, the Company has not declared or paid any cash dividends on its Ordinary Shares other than a dividend in an aggregate amount equal to A$500,000 paid on April 21, 1997. The Company does not anticipate paying any regular dividends on the Ordinary Shares or ADSs in the foreseeable future. In addition, the Company is subject to certain restrictions on the declaration or payment of dividends under the ANZ Facility, as well as the Merrill Lynch Facility. The ANZ and Merrill Lynch Facilities contain restrictions on the declaration or payment of dividends by the Company.

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

USE OF PROCEEDS

  In November 1997, the Company registered, issued and sold 1,700,000 American Depositary Shares (each representing one Ordinary Share of the Company) at a price of US$11.00 per share, for an aggregate offering amount of US$18,700,000, including 1,500,000 ADSs sold by the Company for an aggregate offering amount of US$16.5 million and 200,000 ADSs registered for the selling security holders, at $11.00 per share for an aggregate offering amount of US$2.2 million. The ADSs were registered on a Form F-1 registration statement, Commission file number 333-37259 with the Securities and Exchange Commission, which registration statement became effective on November 3, 1997. The managing underwriters were J.P. Morgan & Co. and SBC Warburg Dillon Read Inc. The Company did not receive any of the proceeds from the offering of ADSs on behalf of the selling securityholders.

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

  The financial statements and independent auditors' reports are included on pages 38 to 61 of this Amendment.

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

/s/ KPMG
KPMG
April 10, 1998
Sydney, Australia

                            BARBEQUES GALORE LIMITED

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS

                                         JANUARY 31,    JANUARY 31, JANUARY 31,
                                            1997           1998     1998 (US$)
                                      ----------------- ----------- -----------
                                      (IN A$ THOUSANDS,
                                      EXCEPT SHARE AND
                                       PER SHARE DATA)
ASSETS
Current assets:
Cash and cash equivalents...........       $    30        $   166     $   111
Accounts receivable, net............         7,350          9,862       6,601
Receivables from affiliates.........           362            143          96
Inventories.........................        33,928         43,030      28,800
Deferred income taxes...............         2,472          2,031       1,359
Prepaid expenses and other current
 assets.............................         1,131          1,079         722
                                           -------        -------     -------
Total current assets................        45,273         56,311      37,689
Non-current assets:
Receivables from affiliates.........           696            642         430
Property, plant and equipment, net..        18,348         21,038      14,081
Goodwill, net.......................         1,476          1,507       1,009
Deferred income taxes...............           871          1,194         799
Other non-current assets............         1,306          1,382         925
                                           -------        -------     -------
Total assets........................       $67,970        $82,074     $54,933
                                           =======        =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdraft......................       $ 1,826        $   --      $   --
Accounts payable and accrued liabil-
 ities..............................        13,693         16,648      11,143
Payables to related parties.........         1,231            --          --
Current maturities of long-term
 debt...............................         2,964            198         133
Current portion of obligations under
 capital leases.....................         1,395          1,729       1,157
Income taxes payable................         1,612            819         548
                                           -------        -------     -------
Total current liabilities...........        22,721         19,394      12,981
Non-current liabilities:
Long-term debt......................        20,718         14,716       9,849
Convertible notes...................        10,042            --          --
Obligations under capital leases,
 excluding current portion..........         3,516          3,405       2,279
Other long-term liabilities.........           808            632         423
                                           -------        -------     -------
Total liabilities...................        57,805         38,147      25,532
                                           -------        -------     -------
Shareholders' equity:
Ordinary shares, A$3.64 par value;
 authorized 27,437,853 shares.......         6,720         16,532      11,065
Additional paid-in capital..........         4,613         24,554      16,434
Foreign currency translation adjust-
 ment...............................           200          1,177         788
Retained earnings (deficit).........        (1,368)         1,664       1,114
                                           -------        -------     -------
Total shareholders' equity..........        10,165         43,927      29,401
                                           -------        -------     -------
Total liabilities and shareholders'
 equity.............................       $67,970        $82,074     $54,933
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

                            BARBEQUES GALORE LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            YEAR      YEAR
                           ENDED     ENDED    7 MONTHS TO YEAR ENDED  YEAR ENDED
                          JUNE 30,  JUNE 30,  JANUARY 31, JANUARY 31, JANUARY 31,
                            1995      1996       1997        1997        1998
                          --------  --------  ----------- ----------- -----------
                                                          (UNAUDITED)
                                                       (IN A$ THOUSANDS)
CASH FLOWS FROM OPERAT-
 ING ACTIVITIES:
 Net income.............  $  3,805  $  3,945   $  1,557    $    552    $  3,531
 Adjustments to recon-
  cile net income to net
  cash
  provided by operating
  activities:
 Depreciation and amor-
  tization..............     2,755     3,080      2,633       4,031       4,236
 Deferred income taxes..      (365)     (536)    (1,389)     (1,794)        118
 Amounts set aside to
  provisions............        70       270       (269)       (703)       (925)
 Gain on sale of affili-
  ate...................       --     (2,303)       --          --          --
 Undistributed income of
  affiliates............         4       124       (252)         (6)       (219)
 Loss (gain) on sale of
  property, plant and
  equipment.............       250        76        663         707         (52)
 Debt issue costs.......       --        --       1,132       1,132         --
 Changes in operating
  assets and liabili-
  ties:
 Receivables and prepaid
  expenses..............    (1,959)      275       (421)      1,292      (2,316)
 Inventories............    (4,942)    1,547      3,219       3,039      (9,185)
 Other assets...........      (203)       (6)        (1)        (45)        (81)
 Accounts payable and
  accrued liabilities...     2,326    (1,901)       332        2425       3,755
                          --------  --------   --------    --------    --------
Net cash provided by
 (used in) operating ac-
 tivities...............     1,741     4,571      7,204      10,630      (1,138)
                          --------  --------   --------    --------    --------
CASH FLOWS FROM INVEST-
 ING ACTIVITIES:
 Proceeds from sale of
  affiliate.............       --      2,222        173         173         --
 Proceeds from sale of
  property, plant and
  equipment.............       189        63         51          84         322
 Capital expenditures...    (2,242)   (4,609)    (3,201)     (6,602)     (5,000)
 Loan repayments re-
  ceived................       181     2,270        140         320         181
                          --------  --------   --------    --------    --------
Net cash provided by
 (used in) investing ac-
 tivities...............    (1,872)      (54)    (2,837)     (6,025)     (4,497)
                          --------  --------   --------    --------    --------
CASH FLOWS FROM FINANC-
 ING ACTIVITIES:
 Repayment of long-term
  debt..................   (19,305)  (12,661)    (4,304)     (4,711)    (34,111)
 Proceeds from long-term
  debt..................    21,135     9,429     21,534      19,522      24,274
 Debt issue costs.......       --        --      (1,132)     (1,132)        --
 Bank overdraft proceeds
  (repayments)..........       --      1,445        381       1,826      (1,826)
 Principal payments un-
  der capital leases....      (670)     (827)      (443)       (874)     (1,782)
 Dividends paid.........    (2,028)   (1,825)      (406)     (1,623)       (499)
 Repurchase of ordinary
  shares................       --        --     (20,000)    (20,000)        --
 Proceeds from issuance
  of ordinary shares....       --        --         --          --       23,609
 Offering costs.........       --        --         --          --       (3,898)
                          --------  --------   --------    --------    --------
 Net cash provided by
  (used in) financing
  activities............      (868)   (4,439)    (4,370)     (6,992)      5,767
                          --------  --------   --------    --------    --------
Effects of exchange rate
 fluctuations...........       (26)      (60)         7         (24)          4
                          --------  --------   --------    --------    --------
Net increase (decrease)
 in cash and cash equiv-
 alents.................    (1,025)       18          4      (2,411)        136
Cash and cash equiva-
 lents at beginning of
 period.................     1,544       519         26       2,441          30
Adjustment to opening
 cash balance arising
 from
 deconsolidation of
 former subsidiary......       --       (511)       --          --          --
                          --------  --------   --------    --------    --------
Cash and cash equiva-
 lents at end of peri-
 od.....................  $    519  $     26   $     30    $     30    $    166
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

                           BARBEQUES GALORE LIMITED

(H) RESEARCH AND DEVELOPMENT, AND ADVERTISING

  Research and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

                            YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                             JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                               1995       1996       1997        1997         1998
                            ---------- ---------- ----------- -----------  -----------
                                                              (UNAUDITED)
                                                (IN A$ THOUSANDS)
   Research and develop-
    ment...................   $  996     $1,260     $  541      $1,070       $  924
   Advertising.............    7,161      7,478      5,319       7,547        8,397
                              ======     ======     ======      ======       ======

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

                                     JUNE 30,  JUNE 30,  JUNE 30,  JANUARY 31,
                                       1995      1996      1997       1998
                                     --------  --------  --------  -----------
                                               (IN A$ THOUSANDS)
   Current assets................... $13,974   $ 7,229   $ 6,925     $ 7,414
   Current liabilities..............  13,734     4,778     3,666       4,038
                                     -------   -------   -------     -------
   Working capital..................     240     2,451     3,259       3,376
   Property, plant and equipment,
    net.............................   6,131     1,307     1,215       1,224
   Other assets.....................     389       549       408         223
   Long-term debt...................  (4,261)   (2,498)   (2,412)     (2,417)
                                     -------   -------   -------     -------
   Shareholders' equity............. $ 2,499   $ 1,809   $ 2,470     $ 2,406
                                     =======   =======   =======     =======
   Sales............................ $37,049   $22,926   $18,034     $18,460
                                     =======   =======   =======     =======
   Gross profit..................... $11,983   $ 9,025   $ 4,637     $ 4,571
                                     =======   =======   =======     =======
   Net income....................... $ 2,131   $ 1,484   $   963     $ 1,176
                                     =======   =======   =======     =======

6. PROPERTY, PLANT AND EQUIPMENT

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Land and buildings...................................   $ 3,198     $ 3,218
   Machinery and equipment..............................    15,453      18,001
   Leasehold improvements...............................     6,110       8,262
   Assets under capital leases..........................     6,912       8,298
                                                           -------     -------
                                                            31,673      37,779
   Less: Accumulated depreciation/amortization             (13,325)    (16,741)
                                                           -------     -------
                                                           $18,348     $21,038
                                                           =======     =======

7. GOODWILL

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Goodwill.............................................   $1,704      $1,800
   Less: Accumulated amortization.......................     (228)       (293)
                                                           ------      ------
                                                           $1,476      $1,507
                                                           ======      ======

8. LEASES

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
                                                             ======

                           BARBEQUES GALORE LIMITED

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

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

10. LONG-TERM DEBT

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

  The Company has historically renegotiated its credit facilities on similar terms and conditions. Negotiations with ANZ with respect to an extension of the existing facility are well advanced and ANZ has formally indicated its willingness to extend the facility. For this reason, the majority of the outstanding balance relating to bank bills and term loans is classified as a non-current liability.

  In February 1995, Barbeques Galore Inc., the Company's U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch Business Financial Services ("Merrill Lynch"). As currently in effect, such facility includes a term loan in aggregate principal amount of US$600,000 (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$1,250,000 (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.65% or 2.70%, respectively, and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets. The Merrill Lynch Facility is guaranteed by the Company and Galore USA, the parent of Barbeques Galore, Inc. Pursuant to the Offering on November 7, 1997, the Company utilised a portion of the net proceeds to repay all outstanding indebtedness under the aforementioned term loan and revolving line of credit facility. As of January 31, 1998 Galore USA had not utilised US$1,845,000 of this facility.

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
                        ======     ======     =======      =====       ======

                           BARBEQUES GALORE LIMITED

  The expense (benefit) for income taxes is presented below:

                      YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                       JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                         1995       1996       1997        1997         1998
                      ---------- ---------- ----------- -----------  -----------
                                                        (UNAUDITED)
                                          (IN A$ THOUSANDS)
   Current:
   Australia.........   $ 906      $ 477      $1,670       $ 738       $1,107
   United States.....      32        157          85         234          263
                        -----      -----      ------       -----       ------
                          938        634       1,755         972        1,370
                        -----      -----      ------       -----       ------
   Deferred:
   Australia.........    (365)      (536)       (499)       (904)         286
   United States.....     --         --         (890)       (890)        (168)
                        -----      -----      ------       -----       ------
                        $ 573      $  98      $  366       $(822)      $1,488
                        =====      =====      ======       =====       ======

  Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the Australian federal income tax rate to pretax income (loss) from continuing operations as a result of the following:

                             YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED  YEAR ENDED
                              JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31, JANUARY 31,
                                1995       1996       1997        1997        1998
                             ---------- ---------- ----------- ----------- -----------
                                                               (UNAUDITED)
                                (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
   Computed "expected" tax
    expense (benefit)......    $1,445     $1,455      $ 692      $   (97)    $1,807
   Increase (reduction) in
    income
    taxes resulting from:
   State taxes, net of fed-
    eral tax benefit.......        32        157         56          208         29
   Change in the valuation
    allowance..............      (474)      (663)      (388)      (1,109)       (79)
   Equity in earnings of
    affiliates not
    subject to taxation....      (318)      (301)       (91)        (136)       (79)
   Capital profit on sale
    of affiliate...........       --        (829)       --           --         --
   Other, net..............      (112)       279         97          312       (190)
                               ------     ------      -----      -------     ------
                               $  573     $   98      $ 366      $  (822)    $1,488
                               ======     ======      =====      =======     ======

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
                                                           ======      ======

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the company will need to generate future taxable income of approximately A$808,307 prior to the expiration of the net operating loss carryforwards in 2012. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

12. SHAREHOLDERS' EQUITY

  On December 31, 1996, the Company consummated a series of transactions to effect a reduction in the ordinary shares of the Company (the "Capital Reduction"). Pursuant to the Capital Reduction, the Company repurchased and cancelled 2,743,878 fully paid ordinary shares and 101,520 options to purchase ordinary shares, for a total consideration of A$20,078,000. The Company financed the Capital Reduction through:

  (i) issuance and sale of A$10,041,952 in convertible notes; and

  (ii) provision of an additional standby facility of A$12,000,000 from ANZ. Pursuant to the Offering on November 7, 1997, the Company utilised a portion of the net proceeds to repay the aforementioned indebtedness incurred under the standby facility.

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

  Additionally, in connection with the Capital Reduction, the Company also acquired the remaining 15% interest in Galore USA from Mr. Sydney Selati, President of Galore USA, for consideration of A$1,000,000. The transaction was effected by the issuance of 137,189 ordinary shares ($7.29 per share) of the Company. Mr. Sydney Selati was subsequently appointed a director of Barbeques Galore on July 21, 1997.

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

13. SHARE OPTION PLANS

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

  The following table summarizes information about share options outstanding at January 31, 1998:

            NUMBER                 WEIGHTED-AVERAGE
        OUTSTANDING AT                REMAINING                       WEIGHTED- AVERAGE
       JANUARY 31, 1998            CONTRACTUAL LIFE                    EXERCISE PRICE
       ----------------            ----------------                   -----------------
           203,038                    1.5 years                            A$ 8.38
           199,400                    5.0 years                              16.44
           -------
           402,438                    3.2 years                            A$12.37
           =======

14. COMMITMENTS AND CONTINGENCIES

  Product liability claims have been made against certain companies in the group which are not expected to result in any material loss to the Company.

  The Company entered into a joint and several guarantee together with the directors of Bromic Pty Limited in favour of ANZ in respect of a A$900,000 facility. On February 25, 1997, ANZ released the Company from this guarantee.

                            BARBEQUES GALORE LIMITED

15. GEOGRAPHIC SEGMENT INFORMATION

  Financial information by geographic region is summarized below on the basis that the Operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries:

                                                              UNITED
                                                    AUSTRALIA STATES    TOTAL
                                                    --------- -------  --------
                                                        (IN A$ THOUSANDS)
   12 MONTHS TO JANUARY 31, 1998
   Net revenues...................................  $117,613  $61,712  $179,325
                                                    ========  =======  ========
   Operating income...............................  $  7,309  $   497  $  7,806
                                                    ========  =======  ========
   Identifiable assets............................  $ 59,560  $22,514  $ 82,074
                                                    ========  =======  ========
   12 MONTHS TO JANUARY 31, 1997
   Net revenues...................................  $108,003  $40,366  $148,369
                                                    ========  =======  ========
   Operating income...............................  $  2,076  $   643  $  2,719
                                                    ========  =======  ========
   Identifiable assets............................  $ 53,162  $14,808  $ 67,970
                                                    ========  =======  ========
   7 MONTHS TO JANUARY 31, 1997
   Net revenues...................................  $ 75,997  $22,755  $ 98,752
                                                    ========  =======  ========
   Operating income (loss)........................  $  5,537  $(1,141) $  4,396
                                                    ========  =======  ========
   Identifiable assets............................  $ 53,162  $14,808  $ 67,970
                                                    ========  =======  ========
   12 MONTHS TO JUNE 30, 1996
   Net revenues...................................  $104,737  $36,954  $141,691
                                                    ========  =======  ========
   Operating income...............................  $  1,828  $ 1,338  $  3,166
                                                    ========  =======  ========
   Identifiable assets............................  $ 53,225  $13,337  $ 66,562
                                                    ========  =======  ========
   12 MONTHS TO JUNE 30, 1995
   Net revenues...................................  $104,051  $34,006  $138,057
                                                    ========  =======  ========
   Operating income...............................  $  4,206  $ 1,439  $  5,645
                                                    ========  =======  ========
   Identifiable assets............................  $ 55,337  $12,287  $ 67,624
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

                           BARBEQUES GALORE LIMITED

The above related party transactions and amounts outstanding at each period end are as follows:

                                                       JANUARY 31, JANUARY 31,
                                                          1997        1998
                                                       ----------- -----------
                                                          (IN A$ THOUSANDS)
   Amounts owing to directors or director related en-
    tities...........................................    $1,231       $ --
                                                         ======       =====

                             YEAR ENDED YEAR ENDED 7 MONTHS TO YEAR ENDED   YEAR ENDED
                              JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31,  JANUARY 31,
                                1995       1996       1997        1997         1998
                             ---------- ---------- ----------- -----------  -----------
                                                               (UNAUDITED)
                                                 (IN A$ THOUSANDS)
   Interest costs incurred
    in respect of amounts
    advanced by directors
    or
    director related enti-
    ties...................    $  222     $   97     $   50      $   96       $   44
   Amounts advanced to
    Rebel Sport
    Limited................       683        678        410         713          320
   Amounts reimbursed by
    Rebel Sport Limited....       597        703        352        (641)         260
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

18. PENSION PLANS

  The Company and its Australian subsidiaries have established defined contribution pension plans for the provision of benefits to their Australian employees on retirement, death or disability. Benefits provided under the plans are based on contributions for each employee. Company contributions are 6% of gross salary for all employees except for certain executives for whom the Company contributes 10%.

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

19. EARNINGS PER SHARE

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

20. SUBSEQUENT EVENT

  The Company purchased a property for approximately A$3.5 million pursuant to a decision to relocate its enameling operations to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters.

  ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)  The following documents are filed as part of this Amendment:

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

(b)  Exhibits

   EXHIBIT
   NUMBER
   -------
   *10.5   Major Agreements relating to the Registrant's U.S. Operating
           Subsidiary's Credit Facility with Merrill Lynch Business Financial
           Services Inc. ("Merrill Lynch"), including Term WCMA Loan and
           Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA Note, Loan and
           Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by
           the Registrant relating to Term WCMA Loan and Security Agreement No.
           9502340701; Unconditional Guaranty by the Registrant relating to
           WCMA Note, Loan and Security Agreement No. 231-07710; Term WCMA Note
           No. 9502340701; Letter dated November 27, 1996 from Merrill Lynch to
           Galore USA re: WCMA line of credit variation; Letter and Letter
           Agreement dated August 27, 1997 from Merrill Lynch to Galore U.S.A.
           re: WCMA line of credit variation. Letter Agreement dated January
           20, 1998 from Merrill Lynch to Galore USA re: amendment to WCMA
           Note, Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.
   23.1    Consent of Horwath Sydney Partnership.
   23.2    Consent of KPMG.
   24.1    Powers of Attorney (see page 64).
  --------
   *       Incorporated herein by reference to the Registrant's Registration
           Statement on Form F-1 (Registration No. 333-37259); and the Annual
           Report previously filed with the Commission on April 30, 1998, pursuant to Rule 12b-32 of the Exchange Act.

                                 EXHIBIT INDEX

 *10.5  Major Agreements relating to the Registrant's U.S. Operating
        Subsidiary's Credit Facility with Merrill Lynch Business Financial
        Services Inc. ("Merrill Lynch"), including Term WCMA Loan and Security
        Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA Note, Loan and Security Agreement
        No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the Registrant relating to Term WCMA Loan and Security Agreement No. 9502340701; Unconditional
        Guaranty by the Registrant relating to WCMA Note, Loan and Security
        Agreement No. 231-07710; Term WCMA Note No. 9502340701; Letter dated
        November 27, 1996 from Merrill Lynch to Galore USA re: WCMA line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore U.S.A. re: WCMA line of credit variation.
        Letter Agreement dated January 20, 1998 from Merrill Lynch to Galore
        USA re: amendment to WCMA Note, Loan and Security Agreement No. 231-
        07T10, modifying locations of collateral and change in maturity date to February 28, 1998.
   23.1 Consent of Horwath Sydney Partnership.
   23.2 Consent of KPMG.
   24.1 Powers of Attorney (see page 64).

* Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-37259); and the Annual Report previously filed with the Commission on April 30, 1998, pursuant to Rule 12b-32 of the Exchange Act.

                                  SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, Barbeques Galore, a corporation organized and existing under the laws of the Commonwealth of Australia, has duly caused this Amendment No. 1 to the Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized on May 20, 1998.

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

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS AMENDMENT NO. 1 TO THE REPORT ON FORM 20-F HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


                                       Chairman of the
               *                        Board and Director        May 20, 1998
-------------------------------------   (Principal
            Sam Linz                    Executive Officer)

                                       (Principal Financial
               *                        Officer and               May 20, 1998
-------------------------------------   Accounting Officer)
           David James

                                       Deputy Chairman of
               *                        the Board and             May 20, 1998
-------------------------------------   Director
         Robert Gavshon


               *                       Director                   May 20, 1998
-------------------------------------
           John Price


               *                       Director                   May 20, 1998
-------------------------------------
         Philip Gardiner


               *                       Director                   May 20, 1998
-------------------------------------
         Gordon Howlett

                                       Director and
               *                        Authorized U.S.           May 20, 1998
-------------------------------------   Representative
         Sydney Selati

* Pursuant to Power of Attorney previously filed with the Commission.