Form 20-F
period 1999-01-31
BARBEQUES GALORE LTD
filed 1999-05-03
CIK 1047326

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

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934
  For the fiscal year ended January 31, 1999
                                      OR
[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934
  For the transition period from        to

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

  Indicate by check mark which financial statement item the registrant has
elected to follow: Item 17     Item 18  X

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

PART I.....................................................................   1
 Item  1. DESCRIPTION OF BUSINESS..........................................   1
 Item  2. DESCRIPTION OF PROPERTY..........................................  14
 Item  3. LEGAL PROCEEDINGS................................................  15
 Item  4. CONTROL OF REGISTRANT............................................  15
 Item  5. NATURE OF TRADING MARKET.........................................  16
 Item  6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
SECURITYHOLDERS............................................................  17
 Item  7. TAXATION.........................................................  18
 Item  8. SELECTED FINANCIAL DATA..........................................  21
 Item  9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS......................................................  23
 Item 9A.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........  32
 Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT...............  34
 Item 11. COMPENSATION OF DIRECTORS AND OFFICERS...........................  36
 Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES...  36
 Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...................  39
PART II....................................................................  41
 Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.......................  41
PART III...................................................................  41
 Item 15. DEFAULTS UPON SENIOR SECURITIES..................................  41
 Item 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
SECURITIES AND USE OF PROCEEDS.............................................  41
PART IV....................................................................  42
 Item 17. FINANCIAL STATEMENTS.............................................  42
 Item 18. FINANCIAL STATEMENTS.............................................  42
 Item 19. FINANCIAL STATEMENTS AND EXHIBITS................................  67
SIGNATURES.................................................................  70

                                  TRADEMARKS

  BARBEQUES GALORE(R), TURBO(R), CAPT N COOK(R), COOK-ON(R) and BAR-B-CHEF(R) are federally registered trademarks and/or service marks in the United States. The Company also uses the phrase AMERICA'S LARGEST CHAIN OF BARBEQUE STORES^ as a common-law trademark in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, the Company or its subsidiaries have registered, among others, the names NORSEMAN and KENT, and additionally use the phrase YOUR OUTDOOR COOKING AND CAMPING STORE as a common-law trademark. This report contains other trade names, trademarks and service marks of the Company and other organizations.

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

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

  Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. Organized as an Australian corporation in 1982, the Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories which are displayed in a store format that emphasizes social activities and healthy outdoor lifestyles. Its stores also carry a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of January 31, 1999, the Company owned and operated 33 stores in all six states in Australia and 46 stores (including three U.S. Navy concession stores) in nine states in the United States. In addition, as of such date, there were 48 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

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

  The Company's growth strategy is to continue expansion of its U.S. store base and to continue refurbishing (through relocating or remodeling) existing stores in Australia. During the twelve months ended January 31, 1999, the Company grew from 37 to 46 Company-owned stores (including three U.S. Navy concession stores), representing a 24% increase in the number of owned stores in the United States. The Company currently plans to open approximately 16 new stores in the United States in calendar 1999 comprising 12 Company-owned stores and four franchise stores. The majority of the new stores will open in existing markets whilst the new franchise stores belong to existing franchisees. Of the 12 new Company-owned stores three have already opened as of March 8, 1999, five are under construction and the remaining four are in lease negotiation. The Company also currently intends to open approximately 15 new stores in the United States in calendar 2000. In addition, the Company has initiated a major refurbishment plan for its Australian store base to enhance store productivity. During the twelve months ended January 31, 1999, three stores have been refurbished in Australia with an average increase in sales of approximately 27.9% during that period for those stores.

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

Seasonality; Weather; Fluctuations In Results

  The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, the Company regularly experiences monthly losses. These seasonal trends result in the Company experiencing a loss in its first fiscal quarter. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. The Company's quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected.

Manufacturing

  In its Australian factory facilities, the Company manufactures barbecues under its proprietary Turbo, Capt N Cook, Cook-On and Bar-B-Chef brands and certain private label brands, as well as home heaters under its proprietary Norseman and Kent brands. During the twelve months ended January 31, 1999, proprietary barbecue retail sales represented approximately 35% and 29% of the Company's total net sales in the United States and Australia, respectively. The Company believes that controlling its own manufacturing operations allows it to realize higher margins, control product development and improve inventory flexibility and supply, without affecting its relationships with third party vendors. The Company's manufacturing operations are closely coordinated with its research and development activities. The Company has a research and development team which is dedicated to barbecue market analysis and product development. The ten members of this research and development team have an average of over 13 years of industry experience. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with the Company's other departments (in both the United States and Australia) and suppliers to develop the annual Barbeques Galore product line. The Company expended approximately A$1.0 million during the twelve-month period ended January 31, 1999, on research and development activities.

  In the manufacturing process, metal barbecue frames are fabricated and, where required, vitreous enameled at the Company's factory, located at its headquarters in Sydney, Australia. Automated inhouse powder coating and painting facilities commenced during mid-November 1998 after successful trials during the previous month and replaced the outside powder coating and painting contractors. Gas barbecue manifolds are assembled by hand and tested individually at the factory for compliance with Australian Gas Association and American Gas Association standards. On completion of the decorative, surface finishing processes, the barbecue frames are delivered to the assembly and packaging area where they are assembled in the Company's automated production line from the completed frames, burners and other parts (or, in certain cases, shipped to the Company's U.S. distribution center for assembly). Barbeques Galore maintains strict quality control standards and its barbecues are under limited warranty for one to ten years from the date of retail purchase, depending on the part being warranted.

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

  In order to streamline its manufacturing operations to enhance production efficiencies, in July 1996, the Company relocated its barbecue manufacturing operations to the location of its corporate headquarters and distribution center in Sydney, Australia. The Company has completed the relocation of its enameling operations, which are now operational, to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation commencing mid-November 1998 after successful trials during the previous month. In addition, the Company rearranged the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. The relocation of the Company's enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs and required additional capital expenditures of approximately A$2.8 million. See "Factors That May Affect Quarterly or Annual Operating Results-- Management of Operational Changes".

Purchasing

  The Company believes that it has good relationships with its merchandise vendors and suppliers of parts and raw materials and does not anticipate that, as the number of its stores or its manufacturing volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

  Retail. The Company deals with its merchandise vendors principally on an order-by-order basis and does not maintain any long-term purchase contracts with any vendor. Merchandise mix is purchased for its U.S. and Australian stores by the Company's central buying staffs in its respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including the Company's research and development team, store employees, focus groups, customer surveys, industry conventions and trade shows. During the twelve months ended January 31, 1999, the Company purchased its inventory from over 500 vendors in the United States, Australia and Asia. No single vendor accounted for more than 5% of merchandise purchases during this period, although the Company considers certain barbecue brands to be significant to its business, especially in the United States. The Company does not believe that the loss of any single brand, including those made by

Weber-Stephen Products Co., Onward Multi-Corp or Fiesta Gas Grills Inc., would have a material adverse effect on its operating results. Approximately 25% of the Company's merchandise purchases were obtained in such period from the Company's ten largest vendors. See "Factors That May Affect Quarterly or Annual Operating Results--Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers."

  Manufacturing. The Company also purchases parts and raw materials for use in its manufacturing and enameling operations. During the twelve months ended January 31, 1999, the Company's buying staffs purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during this period, other than Horan's Steel Pty Ltd ("Horan's Steel"), an Australian steel distributor, Bromic Pty Ltd ("Bromic"), an Australian gas components importer, Sheet Metal Supplies Pty Ltd ("SMS"), Bright & Bartholomew Pty Ltd ("Bright") and Amcor Fibre Packaging Australia ("Amcor"), (a member of the Amcor Ltd Group), which accounted for approximately 10%, 15%, 15%, 7% and 6% of these purchases, respectively. There are no formal supply contracts between the Company and any of its suppliers. In the case of SMS and Amcor, prices are fixed for a year in advance. In December 1997, the Company appointed SMS as its steel supplier with full effect from May 1998. Other major suppliers of barbecue components include G.L.G. Trading Pte. Ltd. ("GLG Taiwan"), a Taiwanese company that purchases grills, burners and other products directly from factories in China and Taiwan. The Company has a 50% ownership interest in GLG Taiwan and a one-third ownership interest in Bromic. Approximately 79% of the Company's factory parts and raw material purchases were obtained in such twelve-month period from the Company's ten largest suppliers. In order to set production budgets, the price of certain parts and raw materials such as steel is negotiated and fixed well in advance of production usage. The Company uses back-up suppliers to ensure competitive pricing. In addition, some of the Company's key suppliers currently provide the Company with certain purchasing incentives, such as volume rebates and trade discounts. See "Factors That May Affect Quarterly or Annual Operating Results--Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers."

Distribution

  The Company maintains a 44,000 square foot distribution center at its U.S. headquarters in Irvine, California and a 151,000 square foot combined distribution and warehousing facility at, and nearby its Australian headquarters. In May 1998, the Company purchased, for approximately A$1.75 million, with an additional A$1.3 million (including A$320,000 for racking) needed to upgrade the property, a distribution facility nearby its existing Australian distribution facilities which replaces a leased distribution facility and eliminates the necessity to utilize public warehousing space in Sydney, in the foreseeable future. The purchase of this property closed in June 1998. The Company also uses smaller warehouses in Perth (operated by an independent distributor) and Brisbane, Australia, for its wholesale and licensee distribution operations and leases additional public warehouse space in Sydney, Los Angeles and Texas as necessary.

  Merchandise is delivered by vendors and suppliers to the Company's distribution facilities and, in certain instances, directly to stores, where it is inspected and logged into the Company's centralized inventory management systems. Merchandise is then shipped by Company trucks or third party surface freight weekly or twice weekly, providing stores with a steady flow of merchandise. Shipments by the Company's Australian operations to its Irvine distribution center are made by third party sea freight, so that its Irvine distribution center can maintain about three months of Company-manufactured inventory at all times, which the Company believes is sufficient to meet expected U.S. store requirements for such products.

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

Wholesale Operations

  In Australia, the Company distributes proprietary and private brand name products and other imported merchandise, on a wholesale basis, through a wholly-owned Australian subsidiary, Pricotech Leisure Brands Pty Ltd. ("Pricotech"). Wholesale products offered by Pricotech include Cook-On barbecues, Companion gas camping equipment, Igloo coolers and Kent home heaters. Pricotech distributes these products primarily to Australian mass merchants, chains and buying groups. Customers typically buy these products based on price. In the twelve months ended January 31, 1999, the five largest customers of Pricotech accounted for approximately 59% of its net sales of A$24.0 million. The Company's wholesale operations, in which its investment consists primarily of inventory and receivables, currently fill excess production capacity at the Company's manufacturing and enameling plants. The Company currently has no plans to operate a wholesale distribution business in the United States.

Licensing and Franchising

  As of January 31, 1999, the Company licensed 48 Barbeques Galore stores, generally in rural areas of Australia, and franchised seven Barbeques Galore stores in the United States. The Company receives annual licensing fees and franchising royalties, and benefits primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore's merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typically provide the licensees and franchisees with exclusive geographical sales territories. Most of the Australian licensing agreements have an indefinite term but permit licensees to terminate their arrangements at will, while franchisees in the United States are generally contractually bound for fixed periods with renewal options. During the twelve months ended January 31, 1999, total net sales to licensee and franchisee stores was A$17.5 million and US$5.5 million, respectively. The Company estimates that the retail sales of Barbeques Galore products alone by licensees and franchisees was approximately A$27.5 million and US$3.2 million, respectively, in the same period. A number of the Company's existing licensees have refurbished their stores in accordance with the Company's established criteria (although no licensee is required to do so), and the Company maintains an assistance program to provide advice relating to these enhancements. The Company may license additional Barbeques Galore stores in Australia on a selective basis, although it does not intend to franchise any additional stores in the United States (except within geographical territories as required under existing franchising agreements).

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

  Store Environment. The Company's stores offer a shopping environment which is consistent with its outdoor lifestyle image and promotes the total barbecuing experience. The Company's newer stores generally have high ceilings, wide aisles and extensively use natural materials such as wood and stone. Merchandise is displayed to convey the breadth and depth of the Company's product lines. An array of barbecues is displayed on the selling floor complete with accessories to provide the consumer the opportunity to compare and contrast different models. Store presentation is based on a detailed and comprehensive store plan regarding visual merchandising to assure that all stores provide a consistent portrayal of the Barbeques Galore image. Average store retail selling area is approximately 3,300 square feet in the United States and 9,300 square feet in Australia.

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

  Experienced Management Team. The Company's senior management team has an average of more than 29 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from 12 stores (including one licensed store) as of June 30, 1982 to 134 stores (including 55 licensed or franchised stores) as of January 31, 1999. The Company believes that management's experience positions it to execute its business and growth strategies. The directors and executive officers of the Company beneficially own approximately 41.1% of the Company's outstanding Ordinary Shares.

Employees

  As of January 31, 1999, the Company employed a total of 1,025 persons, on a permanent, part-time or temporary basis. The number of temporary employees fluctuates depending on seasonal needs. None of the Company's employees is covered by a collective bargaining agreement, although to the Company's knowledge, six workers in its enameling plant belong to a labor union. The Company considers its relations with employees to be good and believes that its employee turnover rate is low.

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

Governmental Regulation

  Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company believes that it is in substantial compliance with such regulations. The Company's products or personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. See "Factors That May Affect Quarterly or Annual Operating Results--Product Liability and Governmental and Other Regulations".

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

  Implementation of Growth Strategy. The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its Company-owned store expansion program in the United States and its store refurbishment plan in Australia. Pursuant to the U.S. store expansion program, the Company opened 10 new stores in calendar 1997 and opened 10 new stores and closed one store in calendar 1998. The Company also currently intends to open approximately 16 new stores (including four franchise stores) in calendar 1999 and approximately 15 new stores in calendar 2000 in the United States. The Company incurred capital expenditures relating to this program in the United States of approximately US$1.8 million and US$1.9 million in calendar 1997 and 1998 respectively and expects to incur approximately US$2.8 million and US$3.5 million in each of calendar 1999 and 2000. Pursuant to the Company's Australian store refurbishment program, in calendar 1997, the Company remodeled five existing stores, opened one new store, relocated one store and closed one store. In calendar 1998, the Company refurbished one store, relocated two stores and in March 1998, opened its one planned new store. The Company further intends to refurbish one store, relocate three stores and open two new stores in calendar 1999. The Company incurred capital expenditures relating to this program in Australia of approximately A$2.5 million and A$1.4 million in calendar 1997 and 1998 respectively and expects to incur approximately A$2.2 million in calendar 1999. The proposed expansion is substantially more rapid than the Company's historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that, as the Company opens new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. The failure of the Company to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would adversely affect the Company's future operating results.

  The success of the Company's growth strategy may also depend upon factors beyond its immediate control. The Company has retained outside real estate consultants to assist in site selection and lease negotiations and may depend, to an increasing extent, on the services of such consultants and other real estate experts as it accelerates the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect the Company's new store expansion. Similarly, changes in national, regional or local real estate and market conditions could limit the ability of the Company to expand into target markets or sites.

  As part of its growth strategy, the Company intends to open stores in new markets where it will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by its store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past by the Company in its existing markets. As a result of its expansion program and its entry into new markets, primarily in the United States, and its refurbishment program in Australia, the Company has experienced, and expects to continue to experience, an increase in store pre-opening costs and refurbishment-related expenses. There can be no assurance that the Company will anticipate all of the challenges and changing demands that its expansion will impose on its management or operations and the failure to adapt thereto, would adversely affect the Company's implementation of its growth strategy.

  If the Company determined to, or was required to, close a Barbeques Galore store, the Company would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if the Company were able to sublet such store, the Company may incur significant costs in writing off leasehold improvements.

  In addition, the Company's proposed expansion plans will result in increased demand on the Company's managerial, operational and administrative resources. As a result of the foregoing, there can be no assurance that the Company will be able to successfully implement its growth strategies, continue to open new stores or maintain or increase its current growth levels. The Company's failure to achieve its expansion plan could have a material adverse effect on its future business, operating results and financial condition. See "--Management of Operational Changes" and "--Reliance on Systems".

  Effect of Economic Conditions and Consumer Trends. The success of the Company's operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting the Company's business and results of operations. Such effects may be exacerbated by the significant current regional concentration of the Company's business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

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

  Management of Operational Changes. The Company has identified a number of areas for improvement in its operations which will have a significant impact on the implementation of its growth strategy. The Company has, in recent years, replaced or upgraded its management information systems and integrated its central inventory management systems with point-of-sale terminals in Barbeques Galore stores, and currently plans to introduce automated replenishment of store inventory in Australia in the near term. In the United States, the Company is currently upgrading to the latest version of software by JDA Software Group Inc. ("JDA") and is using both outside consultants and the vendor to assist with the process. The total expected capital expenditure for such project is not expected to be significant. In addition, the Company intends to transfer its general ledger and accounts payable functions from its existing computer system to the above-mentioned JDA software system in the near future. The Company has completed the relocation of its enameling operations which are now operational, to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation commencing mid-November 1998 after successful trials during the previous month. In addition, the Company rearranged the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. The relocation of the Company's enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs required additional capital expenditures of approximately A$2.8 million and the obtaining of a number of building, environmental and other governmental permits. In addition, as the Company expands into new regions or accelerates the rate of its U.S. store expansion, the Company may need additional warehouse capacity. In order to meet such needs, the Company intends to secure another distribution center or expand its current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. There can be no assurance as to whether or when the Company will be able to effect its systems upgrades, enameling plant relocation plans, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that the Company will not incur cost overruns or disruptions in its operations in connection therewith. The failure of the Company to effect these and any other necessary operational changes on a timely basis would adversely affect the ability of the Company to implement its growth strategy and, therefore, its business, financial condition and operating results.

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

  Seasonality; Weather; Fluctuations in Results. The Company's business is subject to substantial seasonal variations which have caused and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, the Company regularly experiences monthly losses. These seasonal trends result in the Company experiencing a loss in its first fiscal quarter. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. The Company's quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected.

  Reliance on Systems. In the United States, the Company has installed a JDA system on an IBM AS400 platform, which allows it to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. The Company currently runs its general ledger and accounts payable applications on its pre-existing computer system, but intends to transfer these functions to the more powerful JDA system in the near future. At the store level, the Company has installed Point of Sale ("POS") computer terminals as its cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by its Point-of-Sale terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

  In Australia, the existing Wang VS system is being replaced by a SUN Systems Ultra 60 running a UNIX environment. The Company has also installed a Microsoft NT Server for all its desktop applications which in the future will be the Microsoft suite of software.

  The Company's Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based Point of Sale registers which manage all sales transactions and store based purchasing transactions. At the end of each day's processing, the data from each register is consolidated onto one register which has an attached modem and which is polled daily to upload the data to the head office system. The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, could have a material adverse effect upon the Company's business, operating results and financial condition.

  As the head office system was not able to handle dates beyond January 1, 2000, the Company has decided to replace its existing hardware and software rather than reworking the existing software to be Year 2000 compatible. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure." The Company has appointed Berger Software, an Australian software house, specializing in distribution and warehouse management software to supply the main business application software. The new system will also handle financial accounting functions and the Company will also be integrating an Executive Information system to provide additional interrogation capabilities. The existing store POS software is Year 2000 compatible and runs in a DOS environment on stand alone store-based PCs. These systems are 486MHz PCs, some of which are almost five years old. The Company is proposing the replacement of these superseded PCs with Windows based PCs and Windows NT Servers in each store. The application software will be converted to run in a Windows environment. This new platform will enable the Company to create a Company Intranet and allow for implementation of the latest in software applications.

  Envisaged benefits flowing therefrom include the introduction of E-Commerce, sophisticated customer loyalty programs and the combination of EFTPOS into the new POS hardware which will improve customer throughput and reduce bank charges. It is anticipated that this upgrade to the stores' POS systems at an approximate cost of A$1.3 million will be undertaken during 1999, thus ensuring that the POS hardware is Year 2000 compatible. The store systems will continue to be polled on a daily basis and the data transmitted back to head office, for loading into the new Berger software system, producing all the necessary management reporting.

  The Company expects that the Information Systems replacement and upgrade which will be customized to its requirements will necessitate capital expenditures of approximately A$0.9 million. Work is currently underway and implementation is scheduled for mid-1999, although no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significant expense in resolving these issues. The Company's newly installed computer system in the United States has been designed to avoid the occurrence of such problems with the year 2000.

  Dependence on Key Employees. The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of Barbeques Galore, Inc., the Company's U.S. operating subsidiary and Director. These individuals have an average of 16 years of experience with the Company and have chief responsibility for the development of the Company's current business and growth strategies. L.D. "Chip" Brown's employment terminated on August
24, 1998 and The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA") is seeking a suitable replacement to take on the functions of Chief Operating Officer for the Company's U.S. Operations. The Company does not have employment contracts with any of its executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its new store expansion program in the United States and its store refurbishment plans in Australia.

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

  The Company purchases certain of its finished inventory and manufacturing parts and all of its raw materials from numerous vendors and suppliers and generally has no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 1999, the Company purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, approximately 25% of the Company's merchandise purchases were obtained from the Company's ten largest vendors. Although no vendor accounted for more than 5% of the Company's merchandise purchases in such period, the Company considers certain barbecue brands to be significant to its business, especially in the United States. Also during such period, the Company purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. Horan's Steel, Bromic, SMS, Bright and Amcor supplied the Company with approximately 10%, 15%, 15%, 7% and 6% respectively, of the Company's factory parts and raw material purchases during this period and approximately 79% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of the Company's key suppliers currently provide the Company with certain incentives, such as volume and trade discounts as well as other purchasing incentives. A reduction or discontinuance of these incentives could have an adverse effect on the Company. Although the Company believes that its relationships with its vendors and suppliers are good, any vendor or supplier could discontinue selling to the Company at any time.

  Product Liability and Governmental and Other Regulations. Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on the Company's business, operating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using a Company product. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although the Company maintains liability insurance in both Australia and the United States, there can be no assurance that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of the Company's product liability coverage is A$100 million, any one claim and in the aggregate. In the United States, the Company's U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$11 million. There is no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the sale or use of the Company's products.

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

  Risks Related to Franchised and Licensed Stores. As of January 31, 1999, there were 48 licensed stores in Australia and seven franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from the Company. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The Company monitors its licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and requires the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although the Company believes that its licensees and franchisees are presently in substantial compliance with Company guidelines and that its license and franchise arrangements have not been problematic in any material respect in the past, serious or protracted failures by licensees or franchisees to adhere to Company standards could adversely affect customer loyalty and diminish the Company's brand name or reputation for quality products and services, and could require the Company to devote significant management attention and resources to enforcing its rights under such agreements. Conversely, if the Company fails to provide adequate support services or otherwise breaches its contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue thereunder. The licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

  Currency Fluctuations. The Company prepares its consolidated financial statements in Australian dollars, but a substantial portion of the Company's revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which the Company transacts its business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. Prior to the current fiscal year, the Company's Australian operations have hedged a major portion of its imports against exchange rate fluctuations with respect to the Australian dollar. During the twelve months ended January 31, 1999, the Company has hedged a portion of its imports against exchange rate fluctuations. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. Such currency issues could, thus, affect the market price for the American Depositary Shares ("ADSs"). Although the Company does not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guaranty Trust Company as Depositary, of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Exchange Rate Information", "Item 5-- Nature of Trading Market" and "Item 6--Exchange Controls and Other Limitations Affecting Securityholders."

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

  In Sydney, Australia, the Company owns its headquarters and a 151,000 square foot combined distribution and warehousing facility, a 75,000 square foot portion of which was purchased by the Company in the second quarter of 1999 for approximately A$1.75 million, with an additional A$1.3 million (including A$320,000 for racking) needed to upgrade prior to full usage. The Company additionally owns its own assembly facility in Australia, measuring 51,000 square feet which was purchased for A$3.5 million during the first quarter of 1999 and which also accommodates part of the Company's administrative facilities. The additional Company-owned space replaces the distribution facility that the Company previously leased in Australia and eliminates the necessity to utilize public warehousing space in Sydney, in the foreseeable future. The Company leases the adjacent 75,000 square foot barbecue and home heater factory (under a five-year lease with four successive five-year renewal options for a total maximum lease term of 25 years) and a 20,000 square foot wholesale and license store distribution center in Brisbane (under a five-year lease with one five-year renewal option) which will continue until May 31, 1999 whereafter the Company will be using limited public warehousing space in Brisbane and the majority of its distribution for Queensland will be undertaken from Sydney. In addition, the Company has completed the relocation of its enameling operations, which are now operational, to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation commencing mid-November 1998 after successful trials during the previous month. In Irvine, California, the Company leases its home office and a 44,000 square foot U.S. distribution center under leases scheduled to expire in 2002. As in Australia, additional public warehouse space is leased for short terms. See "Description of Business--Manufacturing."

  The Company's ownership interest in its Sydney headquarters and all of its leasehold interests in real property are subject to a mortgage interest of Australia and New Zealand Banking Group Limited ("ANZ") governed by a Letter of Offer and related documents between ANZ (successor-in-interest to Westpac Banking Corporation) and the Company. See Exhibit No. 10.3 in "Item 19-- Financial Statements and Exhibits."

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

  The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares as of April 13, 1999 by (i) each person or entity known to the Company to own beneficially 10% or more of the outstanding Ordinary Shares, and (ii) all directors and executive officers of the Company as a group:

                                                         Amount and Nature
Title of Class         Name of Beneficial Owner       of Beneficial Ownership Percent of Class
--------------         ------------------------       ----------------------- ----------------
Ordinary Shares  Sam Linz............................        1,303,439(2)          28.9%
                 All directors and executive officers
                 as a group (9 persons)..............        1,745,826             41.1%

(1) Applicable percentage of ownership for each shareholder is based on 4,541,652 Ordinary Shares outstanding as of April 13, 1999, together with applicable options for such shareholders. Includes 203,038 Ordinary Shares issuable upon the exercise of stock options granted under the Executive Share Option Plan but excludes 243,096 Ordinary Shares issuable upon the exercise of stock options to be granted under the 1997 Share Option Plan concurrently with the Initial Public Offering (the "Offering"). There are an additional 131,575 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Share Option Plan. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares subject to options exercisable within sixty (60) days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

(2) Includes 162,205 Ordinary Shares held by Wispjune Pty Limited ("Wispjune"), a company in which Mr. Linz owns a 72.5% interest, with Mr. Robert Gavshon and Mr. John Price, (or companies associated with them), each a director of the Company, owning the remaining 22.5% and 5.0%, respectively, 167,402 Ordinary Shares held by Geblon Pty Limited ("Geblon"), a company in which Mr. Linz and Mr. Gavshon each have a 50% ownership interest, with Mr. Linz retaining voting control of the company Geblon and 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited. Excludes 78,912 Ordinary Shares previously held by ANZ Nominees Limited on behalf of members of Mr. Linz's immediate family, 10,756 Ordinary Shares previously held by Bosmana Pty Limited ("Bosmana"), on behalf of The Galore Management Superannuation Fund, for which Mr. Linz, Mr. Gavshon, Mr. James and a fourth Company employee serve as the four trustees (the group having voting and dispositive power) and 3,567 Ordinary Shares previously held by Galore Group Nominees Pty Ltd. ("Galore Nominees"), on behalf of The Galore Staff Superannuation Fund, for which Mr. Linz, Mr. Gavshon and two other Company employees serve at the four trustees (the group having voting and dispositive power). Mr. Linz disclaims beneficial ownership of the foregoing Ordinary Shares held by ANZ Nominees Limited, Bosmana and Galore Nominees, except to the extent of his pecuniary interest therein. None of Messrs. Linz, Gavshon or James individually or by agreement has voting or investment control over the securities held by ANZ Nominees, Bosmana or Galore Nominees.

                           EXCHANGE RATE INFORMATION

  The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On January 29, 1999, the Noon Buying Rate was US$0.6297 = A$1.00. The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Australian dollars.

  Fluctuations in the exchange rate between the Australian dollar and the U.S. dollar may affect the Company's earnings, the book value of its assets and its shareholders' equity as expressed in Australian and U.S. dollars, and consequently may affect the market price for the ADSs. Such fluctuations will also affect the conversion into U.S. dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Item 5--Nature of Trading Market" and "Item 6-- Exchange Controls and Other Limitations Affecting Security holders."

                                                                           Period
Twelve Months Ended January 31,                   Average(1)  High   Low    End
-------------------------------                   ---------- ------ ------ ------
1995
  First Quarter..................................   0.7143   0.7248 0.7016 0.7155
  Second Quarter.................................   0.7312   0.7452 0.7041 0.7395
  Third Quarter..................................   0.7400   0.7458 0.7303 0.7425
  Fourth Quarter.................................   0.7649   0.7780 0.7404 0.7566
1996
  First Quarter..................................   0.7383   0.7590 0.7229 0.7282
  Second Quarter.................................   0.7248   0.7442 0.7088 0.7385
  Third Quarter..................................   0.7508   0.7704 0.7312 0.7595
  Fourth Quarter.................................   0.7427   0.7607 0.7339 0.7463
1997
  First Quarter..................................   0.7717   0.7915 0.7483 0.7875
  Second Quarter.................................   0.7926   0.8025 0.7727 0.7727
  Third Quarter..................................   0.7895   0.7998 0.7731 0.7917
  Fourth Quarter.................................   0.7908   0.8162 0.7623 0.7623
1998
  First Quarter..................................   0.7786   0.7982 0.7574 0.7806
  Second Quarter.................................   0.7572   0.7866 0.7349 0.7478
  Third Quarter..................................   0.7279   0.7508 0.6866 0.7011
  Fourth Quarter.................................   0.6709   0.7126 0.6357 0.6845
1999
  First Quarter..................................   0.6650   0.6868 0.6440 0.6520
  Second Quarter.................................   0.6082   0.6520 0.5867 0.6070
  Third Quarter..................................   0.5985   0.6328 0.5550 0.6250
  Fourth Quarter.................................   0.6279   0.6457 0.6070 0.6297

--------
(1) Determined by averaging the closing price for each date in the period.

ITEM 5. NATURE OF TRADING MARKET.

Market Information

  The Company's Ordinary Shares are traded on The Nasdaq Stock Market(R) ("NASDAQ") under the symbol BBQZY, as represented by ADSs. The ADSs are represented by American Depositary Receipts issued by Morgan Guaranty Trust Company as Depositary. Each American Depositary Share represents one Ordinary Share of the Company.

  From April 1987 through December 1996, the Company listed its Ordinary Shares for trading on the ASE. In December 1996, the Company voluntarily delisted from the ASE and since such time, there had been no established foreign public market for the Ordinary Shares or ADSs.

  The following table sets forth the range of high and low closing sale prices of the American Depositary Shares on the Nasdaq National Market for the fiscal periods indicated.

Fiscal Period                High     Low
-------------              -------- --------
Fiscal Year ended January
 31, 1998
  First Quarter...........      N/A      N/A
  Second Quarter..........      N/A      N/A
  Third Quarter...........      N/A      N/A
  Fourth Quarter (November
   7, 1997 through January
   31, 1998).............. US$9.375 US$5.750
Fiscal Year ended January
 31, 1999
  First Quarter........... US$11.00  US$6.38
  Second Quarter..........    10.19     7.25
  Third Quarter...........     7.50     2.63
  Fourth Quarter..........     7.63     4.50

  As of March 31, 1999, there were 26 holders of record of American Depositary Shares and 38 additional holders of record of the Company's Ordinary Shares. Of the Ordinary Shares, to the Company's knowledge, 10 holders of record reside in the United States. The Company is unable to determine how many holders of record of American Depositary Shares reside in the U.S.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS.

Restrictions on Foreign Ownership; Antitakeover Restrictions.

  Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million or (ii) any direct or indirect ownership interest in Australian residential real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. However, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs are owned by foreign persons or their associates then the level of foreign ownership of the Company's equity securities will be approximately 64.8%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

  The Company has additionally provided that all stock options outstanding under the Company's Executive Share Option Plan at such time as the Company becomes subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of the outstanding Ordinary Shares of the Company shall become immediately exercisable for a period of up to 120 days, measured from the date the Board notifies the optionee of the takeover bid. Similarly, the Company has provided that all stock options outstanding under the Company's 1997 Share Option Plan at such time as the Company is acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan, which, barring acceleration, will become exercisable on February 1, 1999 and 243,096 Ordinary Shares underlying stock options granted under the Company's 1997 Share Option Plan, which, barring acceleration, will become exercisable as to 225,450 in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003 and as to 17,646 in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003 according to the terms of the 1997 Share Option Plan. Such investment restrictions and dilutive acceleration events could have a material adverse effect on the Company's ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers
Act) to acquire the Company, including attempts that might result in a premium over market price to holders of ADSs. See "Item 12--Executive Share Option Plan" and "Item 12--1997 Share Option Plan."

  The Constitution of the Company contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Constitution, among other things, (i) in effect divide the Board of Directors of the Company into three classes, which serve for staggered three-year terms, (ii) provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present, (iii) require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors, and (iv) authorize the Board of Directors, without any vote or action by shareholders of the Company, to issue, out of the Company's authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter. Although the Company currently has no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior share that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third party to acquire control of the Company.

  In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of shares or ADSs. The rate of Australian tax on taxable gains realized by non-residents of Australia is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%. These circumstances are described in "Item 7--Taxation."

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

  A company listed on a stock exchange (a "Listed Company") will be treated as a private company in respect of a fiscal year for Australian tax purposes if it is closely held (i.e. at any time during that fiscal year, not less than 75% of the paid up capital of the Company, voting power or dividend rights are held by 20 or fewer persons), unless the Australian Commissioner of Taxation (the "Commissioner"), pursuant to the discretion granted to him, rules that such company will be treated as a public company for such fiscal year. As the ADSs are listed for quotation on the Nasdaq National Market, the Company will be deemed a Listed Company. The Company currently qualifies as a public Australian company; however, because the ownership of the Company must be continuously monitored, there can be no assurance that the Company will not become closely held, thereby losing its public company status.

  Non-residents of Australia who are securities dealers or in whose hands a profit on disposal of ADSs or Ordinary Shares is regarded as Ordinary income and not as a capital gain (such ADSs and Ordinary Shares are referred to as "revenue assets") will be subject to Australian income tax on Australian source profits arising on the disposal of the ADSs or Ordinary Shares, unless such profits are exempt from Australian tax under the Treaty. Prospective investors should consult their own tax advisors in determining whether the ADSs or Ordinary Shares are revenue assets because such a conclusion depends on the particular facts and circumstances of the individual investor.

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

  U.S. residents with no taxable capital gains or income (or deductible losses) from sources in Australia other than dividends with respect to the Ordinary Shares or ADSs are not required to file an Australian income tax return.

Stamp Duty

  Under the law as it currently stands, stamp duty is imposed in the Australian Capital Territory on any transfer of shares in a company incorporated in the Australian Capital Territory and will be payable on the transfer of Ordinary Shares in the Company. In the absence of a relevant exemption, duty will be payable on the transfer of Ordinary Shares in the Company at the rate of A$0.60 for each A$100.00 of the higher of the consideration paid or payable to acquire the Ordinary Shares and the unencumbered value of the Ordinary Shares. This duty is payable by the transferee.

  The current stamp duty legislation in the Australian Capital Territory imposes stamp duty on a dutiable transaction relating to "ADRs", whether or not that transaction is effected in writing. Dutiable transactions include a transfer, an agreement for sale or transfer and a declaration of trust. The term "ADR" is specifically defined in the legislation and requires the depositary to hold the underlying Ordinary Shares as trustee for the ADR holder.

  The stamp duty legislation contains a number of exemptions from ad valorem duty, including an exemption from duty for certain transfers to foreign residents of "ADRs" which are listed on a "recognized stock exchange." NASDAQ is such an exchange. The term "foreign resident" is specifically defined in the stamp duty legislation. A person is a foreign resident if they are not resident or domiciled in Australia. A company is a foreign resident if it is incorporated outside Australia, does not have its central management and control in Australia, and does not have its voting power controlled by shareholders resident in Australia.

  There are a number of other exemptions from duty on the transfer of Ordinary Shares or ADRs. The availability of exemptions depends upon the particular circumstances surrounding each transaction. These include exemptions relating to deceased estates, transfers between trustees and beneficiaries, bankrupt estates, divorces, securities lending transactions and reconstructions of corporate groups. You should consult a legal adviser in relation to the precise terms and availability of any exemption.

Gift, Estate and Inheritance Taxes

  There are no specific gift, estate or inheritance taxes in Australia. However, the transfer by a U.S. resident of Ordinary Shares or ADSs by way of gift or upon death may have Australian income tax and stamp duty implications.

ITEM 8. SELECTED FINANCIAL DATA.

                      Selected Consolidated Financial Data

                                                           Seven Months Ended         Twelve Months Ended
                           Fiscal Year Ended June 30,        January 31,(1)             January 31,(1)
                          ------------------------------  --------------------  --------------------------------
                            1994      1995       1996        1996       1997       1997       1998       1999
                          --------- ---------  ---------  ----------- --------  ----------- ---------  ---------
                                                          (Unaudited)           (Unaudited)
                                                 In thousands, except per share data
Statement of Operations
 Data:
Net sales...............  A$124,635 A$138,057  A$141,691   A$92,074   A$98,752   A$148,369  A$179,325  A$224,984
Cost of goods sold(2)...     84,104    92,290     98,158     62,789     67,955     103,324    122,072    152,708
                          --------- ---------  ---------   --------   --------   ---------  ---------  ---------
Gross profit............     40,531    45,767     43,533     29,285     30,797      45,045     57,253     72,276
Selling, general and
 administrative
 expenses...............     35,462    40,058     39,339     24,328     25,740      40,751     48,992     61,796
Store pre-opening
 costs..................        135        64        153        114        200         239        435        810
Relocation and closure
 costs(3)...............        --        --         875        --         461       1,336         20        --
                          --------- ---------  ---------   --------   --------   ---------  ---------  ---------
Operating income........      4,934     5,645      3,166      4,843      4,396       2,719      7,806      9,670
Equity in income of
 affiliates, net of
 tax....................        660       963        836        709        252         379        547        514
Interest expense........      1,999     2,230      2,262      1,619      1,593       2,236      3,334      2,163
Other expense
 (income)(4)............        --        --      (2,303)    (2,303)     1,132       1,132        --         --
                          --------- ---------  ---------   --------   --------   ---------  ---------  ---------
Income (loss) before
 income tax.............      3,595     4,378      4,043      6,236      1,923        (270)     5,019      8,021
Income tax expense
 (benefit)..............      1,278       573         98      1,286        366        (822)     1,488      2,814
                          --------- ---------  ---------   --------   --------   ---------  ---------  ---------
Net income..............  A$  2,317 A$  3,805  A$  3,945   A$ 4,950   A$ 1,557   A$    552  A$  3,531  A$  5,207
                          ========= =========  =========   ========   ========   =========  =========  =========
Basic earnings per
 share(5)...............  A$   0.53 A$   0.86  A$   0.89   A$  1.11   A$  0.38   A$   0.13  A$   1.43  A$   1.15
                          ========= =========  =========   ========   ========   =========  =========  =========
Diluted earnings per
 share(5)...............  A$   0.53 A$   0.86  A$   0.89   A$  1.11   A$  0.38   A$   0.13  A$   1.18  A$   1.13
                          ========= =========  =========   ========   ========   =========  =========  =========
Weighted average shares
 outstanding(5).........      4,358     4,450      4,450      4,450      4,073       4,228      2,473      4,542
                          ========= =========  =========   ========   ========   =========  =========  =========
In thousands
Balance Sheet Data:
Working capital.........  A$ 25,400 A$ 26,856  A$ 24,710   A$25,139   A$22,552   A$ 22,552  A$ 36,917  A$ 39,994
Total assets............     60,538    67,624     66,562     67,544     67,970      67,970     82,074    101,212
Total long-term debt....     16,988    17,690     15,819     11,631     34,276      34,276     18,121     29,030
Shareholders' equity....     24,385    26,326     27,817     30,349     10,165      10,165     43,927     49,113
Selected U.S. Operating
 Data:
Stores open at period-
 end....................         17        17         21         19         25          25         34         43
Average net sales per
 store (in
 thousands)(6)..........  A$  1,389 A$  1,630  A$  1,572   A$   862   A$   822   A$  1,579  A$  1,731  A$  2,292
Comparable store sales
 increase(7)............        --       21.2%      10.0%      10.0%       4.1%        6.5%      18.9%      10.9%
Selling square feet (in
 thousands).............       49.3      51.3       59.5       55.7       72.7        70.2       96.6      129.8
Sales per selling square
 foot...................  A$    437 A$    519  A$    489   A$   279   A$   251   A$    469  A$    538  A$    637
Selected Australian
 Operating Data:
Stores open at period-
 end....................         32        31         31         32         32          32         32         33
Average net sales per
 store (in
 thousands)(6)..........  A$  1,719 A$  1,844  A$  2,081   A$ 1,446   A$ 1,658   A$  2,222  A$  2,411  A$  2,702
Comparable store sales
 increase(8)............        --        4.3%       8.1%       6.0%      10.6%       11.6%       5.0%       8.8%
Selling square feet (in
 thousands).............      275.3     273.9      279.9      272.3      281.3       276.6      291.2      307.1
Sales per selling square
 foot...................  A$    206 A$    216  A$    230   A$   165   A$   182   A$    256  A$    265  A$    282

--------
(1) As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31 (effective January 31, 1997).

(2) Cost of goods sold includes the cost of merchandise sold during the periods, warehouse, distribution and store-level occupancy costs.
(3) Includes A$262,000 incurred during the year ended June 30, 1996 in connection with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and a A$369,000 provision accrued in January 1997 in connection with the planned relocation of the Company's enameling facilities.
(4) Includes a A$2.3 million gain during the year ended June 30, 1996, related to the Company's sale of its equity interest in GLG New Zealand and a A$1.1 million charge incurred in December 1996 in connection with the Capital Reduction and delisting.
(5) Basic earnings per share are computed by dividing net income by the weighed average number of ordinary shares. Diluted earnings per share are computed by divided net earnings available to ordinary shareholders, as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of Ordinary Shares and dilutive ordinary share equivalents for the period.
(6) For store open at beginning of period indicated.
(7) The number of comparable stores used to compute such percentages was 17 for each of fiscal 1995 and 1996, 16 and 19 for the seven-month periods ended January 31, 1996 and 1997, respectively, and 19, 25 and 33 for the fiscal years ended January 31, 1997, 1998 and 1999 respectively.
(8) The number of comparable stores used to compute such percentages was 32 and 31 for fiscal 1995 and 1996, respectively, 31 and 33 for the seven-month periods ended January 31, 1996 and 1997, respectively, and 33, 34 and 33 for the fiscal years ended January 31, 1997, 1998 and 1999 respectively.

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

                                                       Quarter Ended
                          ---------------------------------------------------------------------------
                          Apr. 30,  July 31,  Oct. 31, Jan. 31, Apr. 30,  July 31, Oct. 31,  Jan. 31,
                            1997      1997      1997     1998     1998      1998     1998      1999
                          --------  --------  -------- -------- --------  -------- --------  --------
                                            In thousands, except per share data
Statement of Operations
 Data:
Net sales...............  A$30,366  A$40,028  A$43,539 A$65,392 A$36,744  A$54,433 A$58,102  A$75,705
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....    20,891    27,529    29,815   43,836   25,117    36,492   40,258    50,841
                          --------  --------  -------- -------- --------  -------- --------  --------
Gross profit............     9,475    12,499    13,724   21,556   11,627    17,941   17,844    24,864
Selling, general and
 administrative
 expenses...............     9,798    11,930    12,384   14,874   12,462    15,273   16,028    18,054
Store pre-opening
 costs..................       114        95        37      189      147       282      243       138
Relocation and closure
 costs..................       --        --        --        20       15       --       (11)      (25)
                          --------  --------  -------- -------- --------  -------- --------  --------
Operating income
 (loss).................      (437)      474     1,303    6,473     (997)    2,386    1,584     6,697
Equity in income of
 affiliates net of tax..        50       138       153      206       96       138      196        84
Interest expense........       879       881     1,111      463      388       446      666       663
                          --------  --------  -------- -------- --------  -------- --------  --------
Income (loss) before
 income tax.............    (1,266)     (269)      345    6,216   (1,289)    2,078    1,114     6,118
Income tax expense
 (benefit)..............      (566)      (83)      143    1,996     (502)      802      255     2,259
                          --------  --------  -------- -------- --------  -------- --------  --------
Net income (loss).......  A$  (700) A$  (186) A$   202 A$ 4,220 A$  (787) A$ 1,276 A$   859  A$ 3,859
                          ========  ========  ======== ======== ========  ======== ========  ========
Basic earnings per
 share..................  A$ (0.38) A$ (0.10) A$  0.11 A$  0.97 A$ (0.17) A$  0.28 A$  0.19  A$  0.85
                          ========  ========  ======== ======== ========  ======== ========  ========
Diluted earnings per
 share..................  A$ (0.38) A$ (0.10) A$  0.11 A$  0.96 A$ (0.17) A$  0.28 A$  0.19  A$  0.83
                          ========  ========  ======== ======== ========  ======== ========  ========
Weighted average shares
 outstanding............     1,844     1,844     1,844    4,336    4,542     4,542    4,542     4,542
                          ========  ========  ======== ======== ========  ======== ========  ========

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

  Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "--Factors That May Affect Quarterly or Annual Operating Results" contained in "Item I--Description of Business" and elsewhere in the Annual Report.

Overview

  Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of January 31, 1999, the Company owned and operated 33 stores in all six states in Australia and 46 stores (including three U.S. Navy concession stores) in nine states in the United States. In addition, as of such date, there were 48 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

  The Company derives its revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. These categories represented 38.4%, 42.2%, 7.9% and 10.7% respectively, of the Company's net sales for the twelve months ended January 31, 1999, representing an 11.9%, 53.9%, 12.2% and 3.6% increase over their respective net sales levels for the twelve months ended January 31, 1998.

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

Results of Operations

  The following table sets forth for the periods indicated, certain selected statement of operations data as a percentage of net sales:

                           Twelve Months      Seven Months          Twelve Months
                          Ended June 30,     Ended Jan. 31,        Ended Jan. 31,
                          ----------------  -----------------  ------------------------
                           1995     1996       1996     1997      1997     1998   1999
                          -------  -------  ----------- -----  ----------- -----  -----
                                            (Unaudited)        (Unaudited)
Statement of Operations
 Data:
Net sales...............    100.0%   100.0%    100.0%   100.0%    100.0%   100.0% 100.0%
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....     66.8     69.3      68.2     68.8      69.6     68.1   67.9
                          -------  -------     -----    -----     -----    -----  -----
Gross profit............     33.2     30.7      31.8     31.2      30.4     31.9   32.1
Selling, general and
 administrative
 expenses...............     29.0     27.8      26.4     26.1      27.5     27.3   27.5
Store pre-opening
 costs..................      0.0      0.1       0.1      0.2       0.2      0.2    0.3
Relocation and closure
 costs..................      0.0      0.6       0.0      0.5       0.9      0.0    0.0
                          -------  -------     -----    -----     -----    -----  -----
Operating income........      4.2      2.2       5.3      4.4       1.8      4.4    4.3
Equity in income of af-
 filiates, net of tax...      0.7      0.6       0.8      0.3       0.3      0.3    0.2
Interest expense........      1.6      1.6       1.8      1.6       1.5      1.9    0.9
Other expense (income)..      0.0     (1.6)     (2.5)     1.1       0.8      0.0    0.0
                          -------  -------     -----    -----     -----    -----  -----
Income (loss) before in-
 come tax...............      3.3      2.8       6.8      2.0      (0.2)     2.8    3.6
Income tax expense (ben-
 efit)..................      0.4      0.1       1.4      0.4      (0.6)     0.8    1.3
                          -------  -------     -----    -----     -----    -----  -----
Net income..............      2.9%     2.7%      5.4%     1.6%      0.4%     2.0%   2.3%
                          =======  =======     =====    =====     =====    =====  =====

  There has been no material impact of inflation and changing prices on the Company's net sales and operating income for the twelve months ended January 31, 1997 through 1999, respectively.

Twelve Months ended January 31, 1999 compared to Twelve Months ended January 31, 1998

  Net sales increased by approximately A$45.7 million, or 25.5%, to A$225.0 million for the fiscal year ended January 31, 1999 from A$179.3 million for the fiscal year ended January 31, 1998. Ten new stores were opened and one store closed in the United States during the twelve months ended January 31, 1999 of which three were in existing markets and the remaining seven in Greensboro and Cary, North Carolina, Sterling, Fairfax Fredricksburg and Springfield, Virginia and White Marsh, Maryland. In Australia, one new store was opened and three stores refurbished or relocated. Comparable store sales increased 17.3% and contributed A$21.9 million to the increase in net sales. Comparable store sales increased 10.9% in the United States and 8.8% in Australia. Increased sales also resulted from stores not forming part of the comparative store sales, including new stores opened in the U.S. in the previous twelve months. The balance of the increased sales was primarily attributable to a A$1.9 million increase in Australian licensing and a A$0.8 million increase in Australian wholesale.

  Gross profit increased approximately A$15.0 million, or 26.2%, to A$72.3 million for the fiscal year ended January 31, 1999 from A$57.3 million for the fiscal year ended January 31, 1998. Gross margin (gross profit as a percentage of sales) increased to 32.1% during the fiscal year ended January 31, 1999 from 31.9% during the fiscal year ended January 31, 1998. The increase in gross margin was primarily attributable to the reduced cost of goods arising from the weak Australian dollar, purchased by the U.S. operation from Australia. This was partially offset by product sales mix at the Company's newer U.S. stores and pricing pressures on lower end barbecues in Australia.

  Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$12.8 million, or 26.1%, to A$61.8 million for the fiscal year ended January 31, 1999 from A$49.0 million for the fiscal year ended January 31, 1998. As a percentage of net sales, selling, general and administrative expenses increased to 27.5% during the fiscal year ended January 31, 1999 from 27.3% during the comparable period in 1998 primarily due to an increase in payroll costs in the home office in the United States.

  Store pre-opening costs increased A$375,000 to A$810,000 for the fiscal year ended January 31, 1999 from A$435,000 for the fiscal year ended January 31, 1998, primarily due to the number and timing of United States' store opening expenditure.

  Relocation and closure costs decreased by A$20,000 to A$0 for the fiscal year ended January 31, 1999, from A$20,000 for the fiscal year ended January 31, 1998.

  Operating income (excluding relocation and closure costs) increased by A$1.8 million to A$9.6 million for the fiscal year ended January 31, 1999 from A$7.8 million for the fiscal year ended January 31, 1998. As a percentage of net sales, operating income (excluding relocation and closure costs) decreased to 4.3% in the fiscal year ended January 31, 1999 from 4.4% in the fiscal year ended January 31, 1998.

  Income from affiliates decreased by A$33,000 to A$514,000 in the fiscal year ended January 31, 1999 from A$547,000 in the fiscal year ended January 31, 1998. This decrease resulted mainly from a decrease in profitability of the Company's affiliate, Bromic.

  Interest expense decreased by A$1.2 million to A$2.2 million in the fiscal year ended January 31, 1999 from A$3.3 million in the fiscal year ended January 31, 1998. The decrease reflects the reduced debt usage of the Company following the capital raising in November 1997 and the conversion into Ordinary Shares in November 1997 of the convertible notes of A$10.0 million which carried interest at 10.25% per annum. This reduction was partially offset by the interest cost related to the acquisition of warehouse and distribution properties in Australia during the fiscal year ended January 31, 1999 and increased working capital requirements.

  The Company's effective tax rate was 35.1% in the fiscal year ended January 31, 1999 and 29.6% during the comparable period in 1998 due to a higher effective tax rate.

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

  Gross profit increased approximately A$12.3 million, or 27.1%, to A$57.3 million for the fiscal year ended January 31, 1998 from A$45.0 million for the fiscal year ended January 31, 1997. Gross margin (gross profit as a percentage of sales) increased to 31.9% during the twelve months ended January 31, 1998 from 30.4% during the comparable period in 1997. The increase in gross margin was primarily due to production efficiencies gained in the Australian manufacturing operation. The increase was partially offset by a reduction in gross margin in the United States as a result mainly of a change in product mix and newer stores with a typically lower gross margin in their first year of operation and additional distribution costs incurred to support the store expansion program.

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

Twelve Months ended June 30, 1996 compared to Twelve Months ended June 30,
1995

  Net sales increased approximately A$3.6 million, or 2.6%, to A$141.7 million for the fiscal year ended June 30, 1996 from A$138.1 million for the fiscal year ended June 30, 1995. Comparable store sales increased 5.0% and contributed approximately A$4.1 million of the increase in net sales for the 1996 fiscal year. Comparable store sales increased 10.0% in the United States and 8.1% in Australia. The combined comparable store sales increase was impacted by a decrease in the US$/A$exchange rate of approximately 13.0% in that period. Sales during fiscal 1996 also increased as a result of the opening of four new Company-owned stores and two franchised stores in the United States, the opening of one new store in Australia and increases in other stores not included in the comparable store calculation. The combined sales increases were partially offset by decreases in the Australian licensee and wholesale divisions, primarily due to the declining wood heating market and overall softness in the Australian rural economy.

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

Liquidity and Capital Resources

  The Company has historically financed its operations through cash flow from operations and bank borrowings. In November 1997, the Company completed the Offering, raising net proceeds of approximately US$13.8 million (approximately A$19.7 million). These funds have been used as set forth in this Annual Report in the section titled "Item 16--Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds".

  In June 1998, the Company and ANZ entered into a credit facility (the "ANZ Facility"), revised from a previous facility entered into in July 1994. The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice. Under this revised facility, the Company and its subsidiaries have access to facilities up to A$47.6 million comprising a multi-purpose facility in principal amount of A$16.6 million, a trade finance facility in principal amount of A$16.5 million, real property loans in principal amount of A$8.5 million and a further seasonal trade finance facility of A$6.0 million. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined in the paragraph following) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company and Galore USA. The property loans accrue interest at rates varying from 6.9% to 9.6% per annum and are secured by registered first mortgages over the respective freehold properties of the Company.

  In February 1995, Barbeques Galore Inc., the Company's U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch Business Financial Services, Inc., ("Merrill Lynch") which has been amended from time to time. As of January 31, 1999, such facility includes a term loan in aggregate principal amount of US$375,000 (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$1.0 million (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

  In October 1996, the Company, Warburg Dillon Read Australia Limited ("Warburg Australia"), as representative of the holders of convertible notes of the Company, and certain principal shareholders of the Company entered into certain debt instruments, pursuant to which the Company issued and sold A$10.0 million in aggregate principal amount of convertible notes (the "Convertible Notes" or "Notes") in December 1996. All of the Convertible Notes were converted into 1,197,926 Ordinary Shares of the Company in connection with the consummation of the Offering in the United States in November 1997. Certain holders of Ordinary Shares acquired upon conversion of the Convertible Notes were Selling Shareholders in the Offering, selling an aggregate of 200,000 Ordinary Shares acquired upon conversion of the Convertible Notes

  During 1998, pursuant to an agreement with certain holders of the Convertible Notes (all of which were converted into Ordinary Shares in connection with the Company's Offering), the Company registered 1,044,845 Ordinary Shares on Form F-1 (the "Resale F-1"), each having a par value of A$3.64 and each represented by one American Depositary Share (each, a "Resale ADS") for resale by shareholders of the Company under the Securities Act of 1933, as amended. 997,926 of these Ordinary Shares were received upon the conversion of the Convertible Notes. The remainder of these Ordinary Shares were registered voluntarily by the Company and are presently held by long-term shareholders of the Company who may wish to divest all or a portion of their holdings in the Company. On or about April 22, 1999, the Company removed from registration 979,731 Resale ADSs that remained unsold as of December 15, 1998, the date at which all shareholders listed on the Resale F-1 became entitled to sell their Resale ADSs pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

  For the fiscal years ended January 31, 1999 and 1998, the seven months ended January 31, 1997 and the twelve-month period ended June 30, 1996, cash flow provided by (used in) operating activities was

A$6.5 million, A$(1.1) million, A$7.2 million and A$4.6 million, respectively. The cash used by operations primarily reflects the increase in inventory levels related to the Company's build-up of inventories and the increased number of stores in the United States.

  Net cash flows used in investing activities for the fiscal years ended January 31, 1999 and 1998, the seven months ended January 31, 1997, and the twelve-month period ended June 30, 1996 were A$13.1 million, A$4.5 million, A$2.8 million and A$0.06 million, respectively. The cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States, store refurbishments in Australia and the acquisition of properties as detailed in "Item 2--Description of Property." The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion.

  The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities and from the net proceeds from the Offering.

  At January 31, 1999 the Company had working capital of A$40.0 million. At January 31, 1999 the Company maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under its borrowing arrangements with ANZ and Merrill Lynch.

  The Company believes the ANZ and Merrill Lynch Facilities are sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

Year 2000 Readiness Disclosure

  The Company established a Year 2000 compliance team in 1997, under the guidance of the Chief Financial Officer, which reports periodically to the Board of Directors and Audit Committee. To date, a full evaluation of potential Year 2000 risks has been completed and a comprehensive compliance program developed.

  While the Company cannot be certain that the consequence of Year 2000 compliance issues will not have a material effect on its business, results of operation or financial condition, it has established and is well advanced with, a rigorous program aimed at minimizing or negating any such effects. As part of the ongoing Year 2000 compliance process, the Company has examined the key risk areas and considered the degree of application to its business activities and future operations.

  Information Technology ("IT") Systems": In Australia, the Company is currently replacing its entire core IT system, along with the majority of peripheral hardware and software components such as personal computers, printers and desktop applications. The replacement core IT system has been represented as Year 2000 compliant and should be operational by mid-1999.

  In the USA, the Company's recently installed computer system has been represented to avoid the occurrence of Year 2000 problems. Minor modifications and upgrades are currently being undertaken and full compliance is anticipated by July 1999.

  Non-IT Systems: As with any modern business operation, the Company expects that some degree of non-compliance will be identified in certain technology assets such as telephone systems, office equipment and security systems. All potential systems at risk have been identified and an inventory of equipment and the vendors involved, compiled. The Company is currently in the process of contacting these vendors to ascertain whether each item of equipment is Year 2000 compliant or, if necessary, what remedial action (and cost) is required to achieve compliance.

  Products: The Company's products do not utilize embedded technology and the risk, therefore, associated with holding or repairing non-compliant products, is negligible. The Company does not believe it will encounter any significant product warranty or obsolete inventory write-offs arising from Year 2000 issues.

  Third Party Relationships: The majority of the Company's customers and, therefore, revenue base, is from retail sales from which little credit risk arises. Those customers to whom credit facilities are provided are currently being contacted by mail questionnaire, to allow the Company to assess their state of readiness in relation to Year 2000 issues. This program is expected to be completed by mid-1999. Further follow-up may be required in cases where the Company is not satisfied with a customers' level of compliance.

  The Company is dependent on a large number of vendors from various countries for a significant proportion of its merchandise, parts and raw materials. While there are generally no long term purchase contracts, (and no vendor accounts for more than 5% of the Company's merchandise), its results from operations could be adversely affected by a disruption of supply from key vendors. It has been widely reported that such disruptions could occur if a vendor was to experience major Year 2000 compliance problems. A mail questionnaire program is also being conducted to assess the level of compliance of all current vendors. Again, Company policy will be to discontinue supply arrangements with any vendor who is unable to demonstrate adequate compliance after mid-1999.

  The Company has also included service providers and other key business partners such as banks, telecommunication providers, transport and shipping companies in the compliance program. While the Company expects that most of this group is likely to achieve compliance, its status will be monitored for any adverse indications of risk to the Company.

 Costs to Address the Company's Year 2000 Issues

  Based on the preceding evaluation of the Company's state of readiness and having regard to the most likely outcomes in relation to each area of risk, the Company has estimated that the total cost to address Year 2000 issues will be approximately A$0.9 million. The vast majority of this estimate relates to the replacement of the Australian IT systems and also includes allowances for minor non-IT systems remediation.

  To date, less than A$0.4 million of the above estimate has been expended. There has been no material impact on the Company's results from operations to date.

 Risks of the Company's Year 2000 Issues

  The risks which the Company faces in relation to Year 2000 issues have been referred to above. Although the Company has no reason to expect that any significant third party impact will arise, given the compliance program now in place, no assurance can be made that the impact of these risk areas will not be greater than currently identified, nor that no other risk issues may arise. The Company is unable to estimate whether there will be any additional significant costs arising from Year 2000 issues.

 The Company's Contingency Plans for Year 2000 Issues

  At the present time the Company has not developed a detailed contingency plan. As the outcome of its compliance program becomes known, the Company will re-evaluate the need for, and extent of, any contingency plans.

New Pronouncements by Financial Accounting Standards Board

  Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") was issued by the Financial Accounting Standards Board in June 1998 and is effective for the Company's quarter ending July 31, 1999. Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

  The Company has not determined the impact that Statement 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.

Unaudited Quarterly Results and Seasonality

  The Company's quarterly results of operations have fluctuated, and are expected to continue to fluctuate materially, primarily because of the seasonality associated with the barbecue and fireplace industries and related item sales. The timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, changes in the Company's merchandise mix and overall economic conditions also contribute to fluctuations in the Company's quarterly results. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. In order to partially offset the effects of seasonality, the Company operates in both the Southern and Northern hemispheres which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. In anticipation of its peak selling season, the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Because of these fluctuations in net sales and net income
(loss), the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Item 1--Description of Business--Factors That May Affect Quarterly or Annual Operating Results."

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

  Market risks relating to the Company's operations result primarily form changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

  The Company's functional currency is the Australian dollar although it transacts a portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in U.S. dollars.

  Prior to the current fiscal year, the Company's Australian operations have hedged a major portion of its imports against exchange rate fluctuations with respect to the Australian dollar. During the twelve months ended January 31, 1999, the Company has hedged a portion of its imports against exchange rate fluctuations. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition.

  The notional amount of foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable amounted to A$609,000 as of January 31, 1999. The counterparties to the contracts (expressed in United States dollars and which expire within one year), are major financial institutions and the risk of loss to the Company in the event of non-performance by a counterparty, is not significant.

  In addition, the Company had entered into certain "Converting Forward" transactions as of January 31, 1999 amounting in total to US$1,500,000 with expiration dates varying from February 26, 1999 through to June 30, 1999 and a uniform strike rate of US$0.63.

  The notional value of foreign currency contracts approximates the fair value.

Interest Rate Risk

  As the Company has long-term debt under the facilities with the Australia and New Zealand Group Limited ("ANZ") and Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch"), it is exposed to changes in interest rates.

  The ANZ facility comprises bank bills which are generally taken out over a 90-day period and rolled over at the end of their respective terms. As of January 31, 1999, the weighted average interest rate accruing on the bank bills utilized under the ANZ Facility was 5.7% per annum. In addition, property loans under the facility accrue interest at rates varying from 6.9% to 9.6% per annum.

  The Merrill Lynch facility includes a term loan of US$375,000 and a revolving line of credit amounting to US$1.0 million. Indebtedness under the term loan and revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly.

  The Company's total long-term debt matures as follows:

        Year ending January 31,                               (in A$ thousands)
        -----------------------                               -----------------
        2000.................................................      $   172
        2001.................................................       24,171
                                                                   -------
                                                                   $24,343

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

  The executive officers, directors and key employees of the Company are as follows:

          Name            Age                              Position
          ----            ---                              --------
Directors and Executive
 Officers of the Company
Sam Linz................   59 Chairman of the Board
Robert Gavshon(1)(2)....   51 Deputy Chairman of the Board and General Counsel
John Price..............   48 Head of Research and Product Development and Director
Sydney Selati...........   60 President--Galore USA and Director
Edgar Berner(1).........   67 Director
Gordon Howlett (1)(2)...   57 Director
David Glaser............   50 Company Secretary
David James.............   38 Chief Financial Officer
Kevin Ralphs............   45 Chief Financial Officer--Galore USA

Key Employees--Australia
William Lyons...........   56 Managing Director of Manufacturing--Park-Tec
                              Engineering Pty Limited and Australian Enamellers Pty Limited
Ian Redmile.............   47 General Manager--Pricotech Leisure Brands Pty Limited
Peter Spring............   40 General Manager of Retail/Licensees--Barbeques Galore
                              (Aust) Pty Limited
Gary Whitehouse.........   49 General Manager of Logistics

Key Employees--United
 States
Michael Varley..........   52 Vice President of Purchasing, Distribution and Product Development
Austin Yeh..............   51 Vice President and Director of Operations

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  SAM LINZ has served as Chairman of the Board since joining the Company in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited ("Rebel"), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and was a major shareholder until he sold his interest in July 1997. Prior to joining the Company, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 32 years of experience in the retail industry.

  ROBERT GAVSHON joined the Company in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel. Mr. Gavshon was one of the founders of Rebel and was a shareholder until he sold his interest in July 1997. Prior to joining the Company, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 17 years of experience in the retail industry.

  JOHN PRICE joined the Company in 1981 as General Manager of Wholesale and has served as Head of Research and Product Development since June 1989, and as Director of the Company since November 1989. Prior to joining the Company, Mr. Price helped found and was Managing Director of Cook-On-Gas Products Pty Limited, a developer and manufacturer of consumer gas products which was acquired by the Company in 1981. Mr. Price has over 26 years of experience in the development and marketing of consumer gas products.

  SYDNEY SELATI has served as Director of the Company since July 1997 and President of Galore USA since May 1988. From 1984 until 1988, Mr. Selati was President of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby's and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Linz. Mr. Selati has over 32 years of experience in the retail industry.

  EDGAR BERNER was appointed as a non-executive Director of the Company on September 1, 1998. Mr Berner is a private investor and consultant to emerging companies. He is presently Vice President of RealAge, Inc., an internet health information company and also serves on the Board of Directors of Hot Topic, Inc., a music oriented retail chain of stores and Garden Fresh, Inc., a national soup and salad buffet restaurant chain.

  GORDON HOWLETT has served as a non-executive Director of the Company since August 1991. Mr. Howlett is the Chief Executive Officer of Thorn Asia Pacific and is a non-executive Director of Arthur Yates & Company Limited, Kennards Hire Pty Limited and George Norman & Co Pty Limited. Mr Howlett's previous business experience was as Executive General Manager--Operations Qantas Airways from 1994 to 1997 and Managing Director of Avis Australia and Vice President of Avis throughout Asia Pacific from 1981 to 1994.

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

  KEVIN RALPHS has served as Chief Financial Officer of Galore USA since February 1989. From May 1988 to February 1989, Mr. Ralphs served as Controller of Galore USA. Mr. Ralphs has also served as controller for American Digital Products, Inc., a distributor of computer peripherals in the Northeast United States, treasurer for Hosken Intermediaries, Inc., a reinsurance brokerage firm, and financial manager for Royal Beech-Nut (Pty) Ltd., a foreign subsidiary of Nabisco.

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

  PETER SPRING has served as General Manager of Retail/Licensees for Barbeques Galore (Aust) Pty Limited, an operating subsidiary of the Company since October 1995. Prior to that, Mr. Spring served as General Manager of the Operations of Pricotech and has served the Company since its inception in 1977.

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

  At least one-third of the Board of Directors of the Company is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. The Board of Directors has a Compensation Committee comprised of Messrs. Gavshon, Howlett and Linz that reviews and makes recommendations for remuneration packages for executive directors and senior executives, and an Audit Committee presently comprised of Messrs. Berner, Gavshon and Howlett that advises on the establishment and maintenance of internal controls and ethical standards as well as on the quality and reliability of financial information provided by the Company's independent auditors.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

  The aggregate annual compensation, including bonuses under the incentive program described below, paid by the Company to all directors and executive officers of the Company (nine persons) as a group for services (i) for the twelve-month period ended June 30, 1996 was A$1,258,896, (ii) for the twelve-month period ended January 31, 1997 was A$1,277,085, (iii) for the twelve-month period ended January 31, 1998 was A$1,462,568 and for the twelve-month period ended January 31, 1999 was A$1,671,241. However, this aggregate compensation amount does not include any stock options granted to such individuals as more fully described below in the section titled "Item 12-- Options to Purchase Securities from Registrant or Subsidiaries".

  The total amount set aside by the Company and its subsidiaries to provide superannuation benefits for such officers and directors for the twelve-month period ended January 31, 1999 was A$107,711.

  On February 1, 1998, the Company instituted an incentive program whereby certain executives will receive a bonus if certain budget objectives are attained during fiscal year 1999. Under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James will each receive a bonus of 20%, and Mr. Selati, Mr. Lyons, Mr. Spring, Mr. Redmile and Mr. Whitehouse will each receive a bonus of 10%, of their respective base salaries if the Company achieves its budgeted pre-tax profit before trading contingencies for the fiscal year ended January 31, 1999. Mr. Selati, Mr. Lyons, Mr. Spring and Mr. Redmile will each receive an additional bonus of 10% of his base salary if his division achieves its budgeted operating contribution, regardless of whether or not the Company's budget is achieved. Additionally, Mr. Whitehouse will receive a bonus of 10% of his base salary if the Company's inventory level budget for fiscal 1999 is attained.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

  As of April 13, 1999 there were outstanding options to purchase a total of 446,134 Ordinary Shares granted by the Company, of which 284,934 were held by directors and officers of the Company. These outstanding options were granted under both the Company's Executive Share Option Plan and the 1997 Share Option Plan. There were no other warrants or rights to purchase the Company's Ordinary Shares outstanding as of April 13, 1999. The following table sets forth information concerning outstanding options as of April 13, 1999:

                                  Number Of
                               Ordinary Shares   Price Per         Option
                                Under Option   Ordinary Share Expiration Date
                               --------------- -------------- ----------------
Executive Share Option Plan
 (1)..........................     203,038         A$8.38     February 1, 2002
1997 Share Option Plan (2)....      17,646        US$8.50     August 31, 2003
1997 Share Option Plan (2)....     225,450        US$5.20     November 8, 2003
Directors and Officers as a
 Group (3)....................     284,934            --            --

--------
(1) Options under the Executive Share Option Plan will generally expire on the earlier of the Expiration Date or thirty days after the cessation of employment of the optionee or the executive controlling the optionee is an entity (an "Entity Optionee"). For more information, see the "Executive Share Option Plan" description below.

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

  All stock options granted under the Executive Plan became exercisable on February 1, 1999. The stock options will generally lapse thirty days after the cessation of the employment of the optionee (or the executive controlling the optionee, if the optionee is an entity (an "Entity Optionee")), whether or not exercisable. In addition, the stock options will automatically lapse (i) if the optionee or Entity Optionee transfers, assigns, or encumbers any right or interest in the options without the Company's consent (except for a one-time exemption for a transfer by a director or Entity Optionee controlled by a director to an employee of the Company or its related entities) or (ii) for Entity Optionees, if the Entity Optionee ceases to be controlled by the employee or director of the Company who controlled the Entity Optionee on the date of grant. Each stock option will terminate five years after the grant date (the "Expiration Date"), if such options do not lapse or are not exercised prior to the Expiration Date. The stock options will automatically accelerate and become immediately exercisable, for the thirty days prior to their lapse, in the event the optionee (or executive controlling the Entity Optionee) ceases to be employed by the Company or a related entity due to death, permanent disability or ill health. In addition, the Board, in its sole discretion, may accelerate any outstanding stock option or extend the period until lapse, even if expired (but in no event to a date later than the Expiration Date), upon any other event terminating the employment of the optionee or the executive controlling the Entity Optionee. In the event the Company is subject to a takeover bid pursuant to which the offeror acquires at least thirty percent of the outstanding Ordinary Shares of the Company, the Board may accelerate stock options outstanding at that time for a period of up to 120 days measured from the date the Board notifies the optionee of the takeover bid. Any stock option exercised under the Executive Plan must be for a minimum of twenty percent of the stock options included in the relevant grant.

  In the event of changes to the Company's capital structure, appropriate adjustments will be made to the stock option exercise price and the number of shares subject to each outstanding stock option.

1997 Share Option Plan

  The Company's 1997 Share Option Plan (the "1997 Plan") was adopted by the Board of Directors on October 1, 1997, and was approved by the shareholders as of October 7, 1997. A total of 374,671 Ordinary Shares have been authorized for issuance under the 1997 Plan. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31 of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive stock option grants for more than 27,438 Ordinary Shares per calendar year.

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

  The Board of Directors pursuant to a meeting on September 1, 1998, granted options to a Director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003.

  As a result of recent decreases in the market price of the Company's Ordinary Shares, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the current market price. Consequently and in order to provide all employees with the continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancellation/regrant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was cancelled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option"), was granted in replacement thereof. The New Options are exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were cancelled and regranted under the program.

  In addition to the cancellation and regrant program on November 9, 1998, the Board of Directors granted further options to directors, an officer and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above.

  The Board may amend or modify the 1997 Plan at any time. However, no such amendment or modification shall adversely affect the rights of any optionee without his or her consent. The 1997 Plan will terminate on October 1, 2007, unless sooner terminated by the Board.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

Delisting Transaction and Note Conversion

  In December 1996, the Company delisted from the ASE after repurchasing Ordinary Shares pursuant to a "Capital Reduction" program for a total consideration of A$20.1 million, exclusive of transaction costs, financed through the issuance and sale of A$10.0 million in aggregate principal amount of Convertible Notes (the "Notes") and the borrowing of A$11.2 million under the ANZ Facility. In connection with the Offering, the Company converted all of the Notes into 1,197,926 Ordinary Shares, 200,000 of which were sold in the Offering by the holders thereof. Certain holders of the Notes, including Fagume Pty Ltd., an affiliate of Gordon Howlett, a director of the Company, National Australia Trustees Ltd., on behalf of Philip Gardiner, a former director of the Company, Michael Varley, an employee of the Company, Don and Mary McLeod, a former employee of the Company and his wife, Sarah Gavshon, the mother of Robert Gavshon, a director and executive officer of the Company, and Mildred Pogorelsky, the mother-in-law of Sam Linz, a director and executive officer of the Company, received Ordinary Shares pursuant to such conversion on the same terms as all other Noteholders. Upon conversion of the Notes, all debt instruments relating to the Notes by and among the Company, Warburg Australia, as representative of the holders of the Notes, and Sam Linz, Robert Gavshon, Sydney Selati, John Price and affiliates of such individuals were terminated.

  Warburg Australia, a financial advisor to a group of shareholders holding, in the aggregate, more than five percent of the outstanding Ordinary Shares of the Company, received underwriting and advising fees of A$750,000 in connection with the Offering and a one-time fee of A$15,000 in connection with the original issuance of the Notes.

  In connection with the issuance and sale of the Notes, the Company granted stock options to purchase up to an aggregate of 203,038 Ordinary Shares under the Executive Share Option Plan to Messrs. Sam Linz, Robert Gavshon, Sydney Selati and John Price, who are directors and executive officers of the Company and to David James and Kevin Ralphs who are executive officers of the Company. See "Item 12-Options to Purchase Securities and Registrant or Subsidiaries."

Transactions with Affiliates

  The Company holds a one-third ownership interest in Bromic, which supplies gas valves and related products to the Company. Bromic receives approximately 20% of its revenues from sales to the Company, which in turn is Bromic's second largest customer. In the year ended January 31, 1999, the Company purchased approximately A$2.7 million of products from Bromic.

  In addition, the Company holds a 50% equity interest in GLG Taiwan, which supplies the Company with grills, burners and other products. GLG Taiwan receives approximately 80% of its revenues from sales to the Company, which in turn is GLG Taiwan's largest customer. In the year ended January 31, 1999, the Company purchased approximately A$8.6 million of products from GLG Taiwan.

Transactions Involving Principal Shareholders

  Messrs. Linz, Gavshon, Selati and Price beneficially own 28.9%, 6.1%, 3.8% and 2.0%, respectively, of the outstanding Ordinary Shares of the Company. Accordingly, these individuals may exert substantial influence over the business and affairs of the Company, including the election of the Company's directors and the outcome of corporate actions requiring shareholder approval.

  From time to time in the past, Messrs. Linz, Gavshon and Selati and certain members of their respective families have advanced funds, re-payable on demand, to the Company to be used for general corporate purposes. As of January 31, 1997, the aggregate balance of these advances was A$1,231,000. Through these advances, the Company has been able to obtain funds at relatively attractive short-term borrowing rates of approximately 2% per annum below the overdraft rate received by the Company. As of July 31, 1997, the Company had repaid all amounts owing on such advances and terminated these borrowing arrangements. The Company has reinstated similar arrangements which the Board of Directors has determined are in the best interests of the Company.

  The Company leases cars for the use of Messrs. Linz, Gavshon, Price and Selati, at a rate of approximately A$3,909, A$3,910, A$1,620 and US$912, respectively, per month per car.

  The Company pays the premiums on a disability insurance policy naming Mr. Selati as the insured. If benefits were paid to Mr. Selati under this policy, he would receive approximately US$7,900 per month until he reaches age 65.

  In connection with the Capital Reduction, the Company acquired from Mr. Selati, who is the President of Galore USA and a Director of the Company, his 15% interest in the company, in exchange for the issuance to Mr. Selati of 137,189 Ordinary Shares, valued at A$1,000,000. The Company elected Mr. Selati to its Board of Directors on July 21, 1997.

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

  Pursuant to his appointment as a non-executive Director of the Company on September 1, 1998, options to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share were granted by the Company to Mr. Edgar Berner under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. See "Item 12-- Options to Purchase Securities from Registrant or Subsidiaries."

  Pursuant to the cancellation and regrant program on November 9, 1998, option to purchase up to an aggregate of 46,250 Ordinary Shares at a price of US$5.20 per Ordinary Share were granted by the Company to Directors and an Executive Officer of the Company under the 1997 Plan, excerisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Sydney Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares and Mr. Gordon Howlett and Mr. David James each received a grant of 2,500 Ordinary Shares. See "Item 12-- Options to Purchase Securities from Registrant or Subsidiaries."

  The Company leases certain retail facilities to Rebel Sport Ltd. ("Rebel") under an arms-length landlord-tenant relationship. For the seven months ended January 31, 1997, the twelve months ended January 31, 1998 and the twelve months ended January 31, 1999, Rebel reimbursed the Company A$352,000, A$260,000 and A$710,000, respectively, for these leases. Until July 10, 1997, Messrs. Linz and Gavshon were directors and significant shareholders of Rebel.

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

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

  Not applicable.

                                   PART III

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

Changes in Securities

  The Company convened a duly noticed special meeting of shareholders on October 7, 1997, at which a quorum was present. The shareholders voted to authorize the effectiveness of a reverse share split of Ordinary Shares of the Company to take effect immediately before consummation of the Offering and to authorize the Pricing Committee of the Board of Directors to determine the final ratio of such reverse share split. As a result, every 18.223 Ordinary Shares were exchanged for one Ordinary Share immediately prior to the Offering in November 1997.

  In addition, at the same meeting, the shareholders approved the 1997 Share Option Plan, to serve as the successor to its previous equity incentive plan. Immediately prior to the Offering, all holders of Notes of the Company converted such Notes into Ordinary Shares. Thereafter, all agreements defining the terms and conditions of the Notes were terminated.

Use of Proceeds

  In November 1997, the Company registered, issued and sold 1,700,000 American Depositary Shares (each representing one Ordinary Share of the Company) at a price of US$11.00 per share, for an aggregate offering amount of US$18,700,000 including 1,500,000 ADSs sold by the Company for an aggregate offering amount of US$16.5 million and 200,000 ADSs registered for the selling security holders, at $11.00 per share for an aggregate offering amount of US$2.2 million. The ADSs were registered on a Form F-1 registration statement, Commission file number 333-37259 with the Securities and Exchange Commission, which registration statement became effective on November 3, 1997. The managing underwriters were J.P. Morgan & Co. and Warburg Dillon Read Inc. The Company did not receive any of the proceeds from the offering of ADSs on behalf of the selling security holders.

  In connection with the offering, the Company incurred approximately A$493,580 in registration expenses, approximately A$1,652,597 for underwriting expenses and approximately A$1,749,506 for other related expenses. Approximately A$83,703 of other related expenses consisted of direct or indirect reimbursement to directors or officers of the Company for expenses in connection with the offering. The net proceeds of the offering, after deducting the foregoing expenses, were approximately US$13.8 million (approximately A$19.7 million).

  The Company has used a portion of the net proceeds of the offering as follows:

  Approximately US$8.4 million (approximatelyA$12.0 million) was used to repay indebtedness incurred under the ANZ Facility. Approximately US$1.8 million was used to repay all outstanding indebtedness under the Merrill Lynch Facility. The remaining funds, approximately US$3.6 million (approximately A$5.1 million), have been used to fund a portion of the Company's operations and investing activities and to continue the expansion of the Company's operations in the United States.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS.

  The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS.

  The Company has elected to provide financial statements pursuant to Item 18 of Form 20-F. Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

  The financial statements and independent auditors' reports are included on pages 43 to 66 of this Annual Report.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
 Barbeques Galore Limited

  We have audited the accompanying consolidated statement of operations, shareholders' equity and cash flows of Barbeques Galore Limited and subsidiaries for the year ended June 30, 1996. We have also previously audited the consolidated balance sheet of Barbeques Galore Limited and subsidiaries as of June 30, 1996, not presented herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in Australia, that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of June 30, 1996, and the results of their operations and their cash flows for the year ended June 30, 1996, in conformity with generally accepted accounting principles in the United States.

/s/ Horwath Sydney Partnership
Horwath Sydney Partnership
March 10, 1999
Sydney, Australia

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
 Barbeques Galore Limited

  We have audited the accompanying consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of January 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended January 31, 1999 and 1998 and the seven months ended January 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in Australia which are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 1999 and 1998 and the results of their operations and their cash flows for the years ended January 31, 1999 and 1998 and the seven months ended January 31, 1997, in conformity with generally accepted accounting principles in the United States.

/s/ KPMG
KPMG
March 10, 1999
Sydney, Australia

                            BARBEQUES GALORE LIMITED

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS

                                      January 31, January 31,    January 31,
                                         1998        1999           1999
                                      ----------- ----------- -----------------
                                          (in A$thousands
                                        except share data)    (in US$thousands)
Assets
Current assets:
Cash and cash equivalents...........    $   166    $    811        $   510
Accounts receivable, net............      9,862      11,916          7,490
Receivables from affiliates.........        143         --             --
Inventories, net....................     43,030      47,095         29,604
Deferred income taxes...............      2,031       2,238          1,407
Prepaid expenses and other current
 assets.............................      1,079       1,346            846
                                        -------    --------        -------
Total current assets................     56,311      63,406         39,857
Non-current assets:
Receivables from affiliates.........        642         848            533
Property, plant and equipment, net..     21,038      32,620         20,505
Goodwill, net.......................      1,507       1,418            891
Deferred income taxes...............      1,194       1,030            648
Other non-current assets............      1,382       1,880          1,182
                                        -------    --------        -------
Total assets........................    $82,074    $101,202        $63,616
                                        =======    ========        =======

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabil-
 ities..............................    $16,648    $ 17,813        $11,197
Payables to affiliates..............        --          168            106
Current maturities of long-term
 debt...............................        198         172            108
Current portion of obligations under
 capital leases.....................      1,729       2,029          1,275
Income taxes payable................        819       2,062          1,296
                                        -------    --------        -------
Total current liabilities...........     19,394      22,244         13,982
Non-current liabilities:
Long-term debt......................     14,716      24,171         15,194
Obligations under capital leases,
 excluding current portion..........      3,405       4,859          3,055
Other long-term liabilities.........        632         815            512
                                        -------    --------        -------
Total liabilities...................     38,147      52,089         32,743
                                        -------    --------        -------
Shareholders' equity:
Ordinary shares--authorized
 27,437,853 shares; 4,541,652 issued
 shares.............................     16,532      40,733         25,605
Additional paid-in capital..........     24,554         --             --
Accumulated other comprehensive in-
 come...............................      1,177       1,509            949
Retained earnings...................      1,664       6,871          4,319
                                        -------    --------        -------
Total shareholders' equity..........     43,927      49,113         30,873
                                        -------    --------        -------
Total liabilities and shareholders'
 equity.............................    $82,074    $101,202        $63,616
                                        =======    ========        =======

          See accompanying notes to Consolidated Financial Statements.

                            BARBEQUES GALORE LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          Year ended 7 months to Year ended  Year ended  Year ended      Year ended
                           June 30,  January 31, January 31, January 31, January 31,    January 31,
                             1996       1997        1997        1998        1999            1999
                          ---------- ----------- ----------- ----------- ----------- ------------------
                                                 (unaudited)                         (in US$ thousands)
                              (in A$ thousands, except share and per share data)
Net sales...............   $141,691    $98,752    $148,369    $179,325    $224,984        $140,255
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....     98,158     67,955     103,324     122,072     152,708          95,198
                           --------    -------    --------    --------    --------        --------
Gross profit............     43,533     30,797      45,045      57,253      72,276          45,057
Selling, general and
 administrative
 expenses...............     39,339     25,740      40,751      48,992      61,796          38,524
Store pre-opening
 costs..................        153        200         239         435         810             505
Relocation and closure
 costs..................        875        461       1,336          20         --              --
                           --------    -------    --------    --------    --------        --------
Operating income........   $  3,166    $ 4,396    $  2,719    $  7,806    $  9,670        $  6,028
                           --------    -------    --------    --------    --------        --------
Equity in income of
 affiliates, net of
 tax....................        836        252         379         547         514             320
Interest expense........      2,262      1,593       2,236       3,334       2,163           1,348
Other expenses
 (income)...............     (2,303)     1,132       1,132         --          --              --
                           --------    -------    --------    --------    --------        --------
Income (loss) before
 income taxes...........      4,043      1,923        (270)      5,019       8,021           5,000
Income tax expense
 (benefit)..............         98        366        (822)      1,488       2,814           1,754
                           --------    -------    --------    --------    --------        --------
Net income..............      3,945      1,557         552       3,531       5,207           3,246
Other comprehensive
 income (loss)..........       (629)       197        (113)        977         332             207
                           --------    -------    --------    --------    --------        --------
Net income after other
 comprehensive income
 (loss).................   $  3,316    $ 1,754    $    439    $  4,508    $  5,539        $  3,453
                           ========    =======    ========    ========    ========        ========
Earnings per share (A$
 per share):
Basic earnings per
 share..................   $   0.89    $  0.38    $   0.13    $   1.43    $   1.15        $   0.72
                           ========    =======    ========    ========    ========        ========
Diluted earnings per
 share..................   $   0.89    $  0.38    $   0.13    $   1.18    $   1.13        $   0.70
                           ========    =======    ========    ========    ========        ========
Weighted average shares
 outstanding (in
 thousands).............      4,450      4,073       4,228       2,473       4,542           4,542
                           ========    =======    ========    ========    ========        ========


          See accompanying notes to Consolidated Financial Statements.

                           BARBEQUES GALORE LIMITED

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                               Additional     Other     Retained      Total
                           Shares    Ordinary   Paid-In   Comprehensive Earnings  Shareholders'
                         Outstanding  Shares    Capital      Income     (Deficit)    Equity
                         ----------- --------  ---------- ------------- --------- -------------
                           ('000)       (in A$ thousands, except share and per share data)
Balances at June 30,
 1995...................     4,451   $ 16,220   $ 14,113     $  632      $(4,639)   $ 26,326
Net income..............       --         --         --         --         3,945       3,945
Dividend of $0.1367 per
 share..................       --         --         --         --          (608)       (608)
Dividend of $0.2733 per
 share..................       --         --         --         --        (1,217)     (1,217)
Foreign currency
 translation
 adjustment.............       --         --         --        (629)         --         (629)
                           -------   --------   --------     ------      -------    --------
Balances at June 30,
 1996...................     4,451     16,220     14,113          3       (2,519)     27,817
Net income..............       --         --         --         --         1,557       1,557
Dividend of $0.0911 per
 share..................       --         --         --         --          (406)       (406)
Foreign currency
 translation
 adjustment.............       --         --         --         197          --          197
Repurchase of ordinary
 shares.................    (2,744)   (10,000)   (10,000)       --           --      (20,000)
Issuance of ordinary
 shares.................       137        500        500        --           --        1,000
                           -------   --------   --------     ------      -------    --------
Balances at January 31,
 1997...................     1,844      6,720      4,613        200       (1,368)     10,165
Net income..............       --         --         --         --         3,531       3,531
Dividend of $0.2715 per
 share..................       --         --         --         --          (499)       (499)
Foreign currency
 translation
 adjustment.............       --         --         --         977          --          977
Issuance of ordinary
 shares.................     1,500      5,460     18,149        --           --       23,609
Conversion of
 convertible notes......     1,198      4,360      5,682        --           --       10,042
Initial public offering
 (the "Offering")
 costs..................       --         --      (3,898)       --           --       (3,898)
Other...................       --          (8)         8        --           --          --
Balances at January 31,
 1998...................     4,542     16,532     24,554      1,177        1,664      43,927
Net income..............       --         --         --         --         5,207       5,207
Foreign currency
 translation
 adjustment.............       --         --         --         332          --          332
Offering costs..........       --         --        (353)       --           --         (353)
Transfer of balance of
 additional paid-in
 capital to ordinary
 shares on July 1, 1998
 resulting from
 amendments to the
 Australian Corporations
 Law....................       --      24,201    (24,201)       --           --          --
                           -------   --------   --------     ------      -------    --------
Balances at January 31,
 1999...................     4,542   $ 40,733   $    --      $1,509      $ 6,871    $ 49,113
                           =======   ========   ========     ======      =======    ========

  The Australian Company Law Review Act (the "Act") came into effect on July 1, 1998. The Act abolished par value shares and any amounts standing to the credit of "Additional Paid-In Capital" became part of the value of Ordinary Shares on that date. Effective July 1, 1998, Ordinary Shares do not have a nominal or par value.

          See accompanying notes to Consolidated Financial Statements

                            BARBEQUES GALORE LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          Year ended 7 months to    Year ended    Year ended  Year ended
                           June 30,  January 31,   January 31,    January 31, January 31,
                             1996       1997           1997          1998        1999
                          ---------- ----------- ---------------- ----------- -----------
                                                   (unaudited)
                                                 (in A$thousands)
Cash flows from operat-
 ing activities:
 Net income.............   $  3,945   $  1,557       $    552      $  3,531    $  5,207
 Adjustments to
  reconcile net income
  to net cash provided
  by (used in) operating
  activities:
 Depreciation and
  amortization..........      3,080      2,633          4,031         4,236       5,975
 Deferred income taxes..       (536)    (1,389)        (1,794)          118         (42)
 Amounts set aside to
  provisions............        270       (269)          (703)         (925)        602
 Gain on sale of
  affiliate.............     (2,303)       --             --            --          --
 Undistributed income of
  affiliates............        124       (252)            (6)         (219)       (317)
 Loss (gain) on sale of
  property, plant and
  equipment.............         76        663            707           (52)         73
 Debt issue costs.......        --       1,132          1,132           --          --
 Changes in operating
  assets and
  liabilities:
 Receivables and prepaid
  expenses..............        275       (421)         1,292        (2,316)     (2,510)
 Inventories............      1,547      3,219          3,039        (9,185)     (3,800)
 Other assets...........         (6)        (1)           (45)          (81)        (59)
 Accounts payable and
  accrued liabilities...     (1,901)       332          2,425         3,755       1,392
                           --------   --------       --------      --------    --------
Net cash provided by
 (used in) operating
 activities.............      4,571      7,204         10,630        (1,138)      6,521
                           --------   --------       --------      --------    --------
Cash flows from invest-
 ing activities:
 Proceeds from sale of
  affiliate.............      2,222        173            173           --          --
 Proceeds from sale of
  property, plant and
  equipment.............         63         51             84           322          28
 Capital expenditures...     (4,609)    (3,201)        (6,602)       (5,000)    (13,181)
 Loan repayments
  received..............      2,270        140            320           181          43
                           --------   --------       --------      --------    --------
Net cash (used in) in-
 vesting activities.....        (54)    (2,837)        (6,025)       (4,497)    (13,110)
                           --------   --------       --------      --------    --------
Cash flows from financ-
 ing activities:
 Repayment of long-term
  debt..................    (12,661)    (4,304)        (4,711)      (34,111)    (10,021)
 Proceeds from long-term
  debt..................      9,429     21,534         19,522        24,274      19,450
 Debt issue costs.......        --      (1,132)        (1,132)          --          --
 Bank overdraft proceeds
  (repayments)..........      1,445        381          1,826        (1,826)        --
 Principal payments
  under capital leases..       (827)      (443)          (874)       (1,782)     (1,844)
 Dividends paid.........     (1,825)      (406)        (1,623)         (499)        --
 Repurchase of ordinary
  shares................        --     (20,000)       (20,000)          --          --
 Proceeds from issuance
  of ordinary shares....        --         --             --         23,609         --
 Offering costs.........        --         --             --         (3,898)       (353)
 Net cash (used in)
  provided by financing
  activities............     (4,439)    (4,370)        (6,992)       (5,767)     (7,232)
                           --------   --------       --------      --------    --------
Effects of exchange rate
 fluctuations...........        (60)         7            (24)            4           2
                           --------   --------       --------      --------    --------
Net increase (decrease)
 in cash and cash
 equivalents............         18          4         (2,411)          136         645
                           --------   --------       --------      --------    --------
Cash and cash
 equivalents at
 beginning of period....        519         26          2,441            30         166
                           --------   --------       --------      --------    --------
Adjustment to opening
 cash balance arising
 from deconsolidation of
 former subsidiary......       (511)       --             --            --          --
                           --------   --------       --------      --------    --------
Cash and cash equiva-
 lents at end of peri-
 od.....................   $     26   $     30       $     30      $    166    $    811
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

(f) Property, plant and equipment

  Property, plant and equipment are stated at cost. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. The method of depreciation and estimable useful lives over which property, plant and equipment are depreciated, is as follows:

                                                                Method     Years
                                                             ------------- -----
Buildings................................................... Straight line    40
Machinery and equipment..................................... Straight line 8--12
Leasehold improvements...................................... Straight line 5--20
Leased plant and equipment.................................. Straight line  3--5

  Plant and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

(g) Goodwill

  Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. The Company

                           BARBEQUES GALORE LIMITED
assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using an appropriate discount rate. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(h) Research and development, and advertising

  Research and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

                            Year ended 7 months to Year ended  Year ended  Year ended
                             June 30,  January 31, January 31, January 31, January 31,
                               1996       1997        1997        1998        1999
                            ---------- ----------- ----------- ----------- -----------
                                                   (unaudited)
                                                (in A$ thousands)
   Research and develop-
    ment...................   $1,260     $  541      $1,070      $  924      $1,047
   Advertising.............    7,478      5,319       7,547       8,397       9,605
                              ======     ======      ======      ======      ======

(i) Income taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that includes the enactment date. The Company does not provide for income tax on foreign currency translation adjustments since it does not provide for such taxes on undistributed earnings of foreign subsidiaries.

(j) Share option plan

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, in 1996, under which the Company elected to continue following the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for its share option plan. Usually, compensation expense is recorded on the date of grant only if the market price of the underlying share exceeded the exercise price.

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

                           BARBEQUES GALORE LIMITED

 (m) Impairment of long-lived assets and long-lived assets to be disposed of

  The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted operating net cash flows expected to be generated by the asset. If such assets are considered to be impaired, impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 (n) Rent expense, surplus leased space and lease incentives

  The Company leases certain store locations under operating leases, which provide for annual payments that increase over the lives of the leases. Total payments under the leases are expensed as incurred over the lease terms.

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

 (r) Earnings per share

  Basic earnings per share are computed by dividing net earnings available to ordinary shareholders by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net earnings available to ordinary shareholders, as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

 (s) Foreign currency translation

  Foreign currency transactions are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted

                           BARBEQUES GALORE LIMITED
at the year end rates. Gains and losses from conversion of monetary assets and liabilities, whether realized or unrealized, are included in income (loss) before income taxes as they arise.

  Assets and liabilities of overseas subsidiaries are translated at year-end rates and operating results at the average rates ruling during the year.

  The information in US dollars in the consolidated balance sheets and consolidated statements of operations is presented solely for the convenience of the reader and has been translated at the spot rate on January 29, 1999 of US$0.6286 per A$1.00 and at the average rate for the fiscal year ended January 31, 1999 of US$0.6234 per A$1.00 respectively. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate.

 (t) Comprehensive income

  During 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The only component of comprehensive income that impacts the Company is foreign currency translation adjustments. The net gain (loss) associated with the foreign currency translation adjustments for the year ended June 30, 1996, the seven months ended January 31, 1997 and the twelve months ended January 31, 1997, 1998 and 1999 was A$(629,000), A$197,000, A$(113,000), A$977,000 and A$332,000
respectively. Accumulated other comprehensive income at January 31, 1998 and 1999 consisted solely of foreign currency translation adjustments with credit balances of A$1.2 million and A$1.5 million respectively. The adoption of this standard had no impact on the Company's results of operations or shareholders' equity. Prior year financial statements have been reclassified to conform to SFAS No. 130 requirements.

2. Derivative Financial Instruments

  The notional amount of foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable totaled:

                                                         January 31, January 31,
                                                            1998        1999
                                                         ----------- -----------
                                                            (in A$ thousands)
   Foreign exchange contracts...........................    $--         $609
                                                            ====        ====

  The fair value of these contracts at each balance date is not significant. All of the currency derivatives expire within one year and are for United States dollars. The counterparties to the contracts are major financial institutions. The risk of loss to the Company in the event of non-performance by a counterparty is not significant.

3. Accounts Receivable

  Accounts receivable consists of the following:

                                                         January 31, January 31,
                                                            1998        1999
                                                         ----------- -----------
                                                            (in A$ thousands)
   Trade accounts receivable............................   $9,929      $11,682
   Less: Reserve for doubtful accounts..................     (497)        (424)
                                                           ------      -------
                                                            9,432       11,258
   Receivables from related parties.....................       88          --
   Other receivables....................................      342          658
                                                           ------      -------
                                                           $9,862      $11,916
                                                           ======      =======

                           BARBEQUES GALORE LIMITED

4. INVENTORIES

  The major classes of inventories are as follows:

                                                         JANUARY 31, JANUARY 31,
                                                            1998        1999
                                                         ----------- -----------
                                                            (IN A$THOUSANDS)
   Finished goods.......................................   $37,999     $42,524
   Work in progress.....................................     1,328       1,542
   Raw materials........................................     4,222       3,283
                                                           -------     -------
                                                            43,549      47,349
   Less: Reserve for obsolescence.......................      (519)       (254)
                                                           -------     -------
                                                           $43,030     $47,095
                                                           =======     =======

5. INVESTMENTS IN AFFILIATED COMPANIES

  Investments in affiliated companies consist of 33.33 percent of the ordinary shares of Bromic Pty Limited and subsidiaries ("Bromic"), an Australian Group which imports and distributes componentry to the gas and appliance industries, and 50 percent of the ordinary shares of GLG Trading Pte Limited ("GLG"), a Singapore company which acts as a buying office for Barbeques Galore and other third parties. The shareholding in this company was originally 100 percent but was reduced to 50 percent on July 1, 1995 by issuing shares in that company to a Director of GLG who is also the General Manager of that company, during the year ended June 30, 1996.

  The Company also previously held a 50 percent interest in GLG (NZ) Limited ("GLG NZ"). This investment was sold in December 1995 for total consideration of A$2,395,000. A gain on sale of A$2,303,000 has been recognized in the income statement and is included in other expenses (income) during the year ended June 30, 1996.

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

                           BARBEQUES GALORE LIMITED

  Prices charged between the Company and its affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end are as follows:

                             Year ended 7 months to Year ended  Year ended  Year ended
                              June 30,  January 31, January 31, January 31, January 31,
                                1996       1997        1997        1998        1999
                             ---------- ----------- ----------- ----------- -----------
                                                    (unaudited)
                                                  (in A$thousands)
   Purchases from
    affiliates:
   --Bromic................    $3,769     $2,320      $3,476      $ 4,019     $ 2,729
   --GLG NZ................       188        --          188          --          --
   --GLG Trading Pte Ltd...     5,446      3,336       3,840        7,148       8,562
                               ------     ------      ------      -------     -------
                               $9,403     $5,656      $7,504      $11,167     $11,291
                               ======     ======      ======      =======     =======
   Dividends received or
    due and receivable from
    affiliates:
   --Bromic................    $  175     $  --       $  175      $   250     $   --
   --GLG NZ................       495        --          --           --          --
   --GLG Trading Pte Ltd...       198        --          198           83         197
                               ------     ------      ------      -------     -------
                               $  868     $  --       $  373      $   333     $   197
                               ======     ======      ======      =======     =======

                                                         January 31, January 31,
                                                            1998        1999
                                                         ----------- -----------
                                                            (in A$thousands)
   Receivable from affiliates (net):
   --Bromic                                                 $592       $  432
   --GLG Trading Pte Ltd................................     193          248
                                                            ----       ------
                                                            $785       $  680
                                                            ====       ======
   Investment in affiliates.............................    $710       $1,027
                                                            ====       ======

  Investments in affiliates are included in the balance sheet as other non-current assets. The investment in these companies is carried at the equity accounted value representing cost plus the Company's share of undistributed profits. Combined summarized financial data as at June 30, 1996 and 1997 and January 31, 1998 and 1999 is as follows:

                                   June 30,  June 30,  January 31, January 31,
                                     1996      1997       1998        1999
                                   --------  --------  ----------- -----------
                                               (in A$thousands)
   Current assets................. $ 7,229   $ 6,925     $ 7,414     $ 7,605
   Current liabilities............   4,778     3,666       4,038       3,334
                                   -------   -------     -------     -------
   Working capital................   2,451     3,259       3,376       4,271
   Property, plant and equipment,
    net...........................   1,307     1,215       1,224       1,157
   Other assets...................     549       408         223          61
   Long-term debt.................  (2,498)   (2,412)     (2,417)     (2,312)
                                   -------   -------     -------     -------
   Shareholders' equity........... $ 1,809   $ 2,470     $ 2,406     $ 3,177
                                   =======   =======     =======     =======
   Sales.......................... $22,926   $18,034     $18,460     $17,806
                                   =======   =======     =======     =======
   Gross profit................... $ 9,025   $ 4,637     $ 4,571     $ 4,307
                                   =======   =======     =======     =======
   Net income..................... $ 1,484   $   963     $ 1,176     $ 1,164
                                   =======   =======     =======     =======

                           BARBEQUES GALORE LIMITED

  Income statement information has been presented for the respective twelve-month periods. The balance date of all affiliates is June 30.

6. Property, Plant and Equipment

                                                         January 31, January 31,
                                                            1998        1999
                                                         ----------- -----------
                                                            (in A$ thousands)
   Land and buildings...................................  $  3,218    $  9,275
   Machinery and equipment..............................    18,001      21,097
   Leasehold improvements...............................     8,262      11,153
   Assets under capital leases..........................     8,298      11,587
                                                          --------    --------
                                                            37,779      53,112
   Less: Accumulated depreciation / amortization........   (16,741)    (20,492)
                                                          --------    --------
                                                          $ 21,038    $ 32,620
                                                          ========    ========

7. Goodwill

                                                         January 31, January 31,
                                                            1998        1999
                                                         ----------- -----------
                                                            (in A$ thousands)
   Goodwill.............................................   $1,800      $1,800
   Less: Accumulated amortization.......................     (293)       (382)
                                                           ------      ------
                                                           $1,507      $1,418
                                                           ======      ======

8. Leases

  The Company is obligated under various capital leases for store improvements and certain machinery and equipment that expire at various dates during the next five years. The capital leases for store improvements relate to the purchase of furniture and fixtures installed in retail stores. These retail stores are all managed under operating leases. Machinery and equipment under capital leases include leased machinery, office furniture and fixtures and certain motor vehicles. All capital lease liabilities are secured by the asset to which the lease relates. The gross amount of store improvements and machinery and equipment and related accumulated amortization recorded under capital leases is as follows:

                                                         January 31, January 31,
                                                            1998        1999
                                                         ----------- -----------
                                                            (in A$ thousands)
   Store improvements...................................   $ 4,966     $ 6,155
   Machinery and equipment..............................     3,332       5,432
                                                           -------     -------
                                                             8,298      11,587
   Less: Accumulated amortization.......................    (3,473)     (4,836)
                                                           -------     -------
                                                           $ 4,825     $ 6,751
                                                           =======     =======

                           BARBEQUES GALORE LIMITED

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

                      Year ended 7 months to Year ended  Year ended Year ended
                       June 30,  January 31, January 31,  January   January 31,
                         1996       1997        1997      31, 1998     1999
                      ---------- ----------- ----------- ---------- -----------
                                       (unaudited)
                                          (in A$ thousands)
   Rental expenses...   $9,867     $6,181      $10,153    $11,948     $15,667
                        ======     ======      =======    =======     =======

  Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of January 31, 1999 are:

                                                            Capital  Operating
                                                            leases    leases
                                                            -------  ---------
                                                            (in A$ thousands)
   Year ending January 31,
   2000.................................................... $ 2,548   $13,195
   2001....................................................   2,215    11,621
   2002....................................................   1,371    10,253
   2003....................................................     983     8,248
   2004....................................................     958     6,856
   Years subsequent to 2004................................     --     18,890
                                                            -------   -------
   Total minimum lease payments............................   8,075   $69,063
                                                                      =======
   Less: Amounts representing interest (at rates ranging
    from 7.1% to 13.5%)....................................  (1,187)
                                                            -------
   Present value of net minimum capital lease payments.....   6,888
                                                            -------
   Less: Current portion of obligations under capital
    leases.................................................  (2,029)
                                                            -------
   Obligations under capital leases, excluding current
    portion................................................ $ 4,859
                                                            =======

9. Accounts Payable and Accrued Liabilities

  Accounts payable and accrued liabilities consist of the following:

                                                       January 31, January 31,
                                                          1998        1999
                                                       ----------- -----------
                                                          (in A$ thousands)
   Trade accounts payable.............................   $ 6,477     $ 7,394
   Accrued liabilities................................     7,416       6,831
   Employee benefits..................................     1,976       2,123
   Other..............................................       779       1,465
                                                         -------     -------
                                                         $16,648     $17,813
                                                         =======     =======

                           BARBEQUES GALORE LIMITED

10. Long-Term Debt

  Long-term debt consists of the following:

                                                         January 31, January 31,
                                                            1998        1999
                                                         ----------- -----------
                                                            (in A$thousands)
   Current:
   Bank bills...........................................   $   198     $   172
                                                           =======     =======
   Non-current:
   Bank bills...........................................   $12,566     $15,721
   Property loans.......................................     2,150       8,450
                                                           -------     -------
                                                           $14,716     $24,171
                                                           =======     =======

  Effective June 1998, the Company and its subsidiaries have access to a facility with the Australia and New Zealand Banking Group Limited ("ANZ") (the "ANZ Facility") revised from a previous facility entered into in July 1994. Under this revised facility, the Company and its subsidiaries have access to facilities up to A$47,600,000, comprising a multi-purpose facility in principal amount of A$16,650,000, a trade finance facility in principal amount of A$16,500,000, real property loans in principal amount of A$8,450,000 and a further seasonal trade finance facility of A$6.0 million. As at January 31, 1999 the Company had not utilized A$22,762,000 of the total facility. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility detailed below) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company as well as The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA").

  Bank bills are generally taken out over a 90-day period and rolled over at the end of their respective terms. As at January 31, 1999, the weighted average interest rate accruing on the bank bills utilized under the ANZ Facility was 5.7% per annum.

  The property loans accrue interest at rates varying from 6.9% to 9.6% per annum and are secured by registered first mortgages over the respective freehold properties of the Company.

  All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company's performance and the normal terms and conditions, including financial covenants, applicable to bank lending. The Company was in compliance with the financial covenants set out in the ANZ Facility agreement as at January 31, 1999.

  The Company has historically renegotiated its credit facilities on similar terms and conditions. For this reason, the majority of the outstanding balance relating to bank bills and term loans is classified as a non-current liability.

  In February 1995, Barbeques Galore, Inc., the Company's U.S. operating subsidiary, entered into a five-year credit facility with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch") which has been amended from time to time. As currently in effect, such facility includes a term loan in aggregate principal amount of US$375,000 (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$1.0 million (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by the Company and The Galore Group USA, Inc., the parent of Barbeques Galore, Inc. As of January 31, 1999 Barbeques Galore, Inc. had not utilized US$281,000 of this facility.

                            BARBEQUES GALORE LIMITED

  The Company's total long-term debt matures as follows:

         Year ending January 31,                  (in A$thousands)
         -----------------------                  ----------------
         2000....................................     $   172
         2001....................................      24,171
                                                      -------
                                                      $24,343
                                                      =======

11. Income Taxes

  Income (loss) before income taxes was taxed under the following jurisdictions:

                     Year ended 7 months to Year ended  Year ended  Year ended
                      June 30,  January 31, January 31, January 31, January 31,
                        1996       1997        1997        1998        1999
                     ---------- ----------- ----------- ----------- -----------
                                            (unaudited)
                                          (in A$thousands)
   Australia........   $2,730     $3,091       $(755)     $4,614      $7,822
   United States....    1,313     (1,168)        485         405         199
                       ------     ------       -----      ------      ------
                       $4,043     $1,923       $(270)     $5,019      $8,021
                       ======     ======       =====      ======      ======

  The expense (benefit) for income taxes is presented below:

                     Year ended 7 months to Year ended  Year ended  Year ended
                      June 30,  January 31, January 31, January 31, January 31,
                        1996       1997        1997        1998        1999
                     ---------- ----------- ----------- ----------- -----------
                                            (unaudited)
                                          (in A$thousands)
   Current:
   Australia........   $ 477      $ 1,670     $   738     $1,107      $2,697
   United States....     157           85         234        263         159
                       -----      -------     -------     ------      ------
                         634        1,755         972      1,370       2,856
                       -----      -------     -------     ------      ------
   Deferred:
   Australia........    (536)        (499)       (904)       286          38
   United States....     --          (890)       (890)      (168)        (80)
                       -----      -------     -------     ------      ------
                        (536)      (1,389)     (1,794)       118         (42)
                       -----      -------     -------     ------      ------
                       $  98      $   366     $  (822)    $1,488      $2,814
                       =====      =======     =======     ======      ======

                           BARBEQUES GALORE LIMITED

  Income tax expense (benefit) differed from the amounts computed by applying the Australian federal income tax rate of 36% to pretax income (loss) as a result of the following:

                            Year ended 7 months to Year ended  Year ended  Year ended
                             June 30,  January 31, January 31, January 31, January 31,
                               1996       1997        1997        1998        1999
                            ---------- ----------- ----------- ----------- -----------
                                                   (unaudited)
                                                (in A$ thousands)
   Computed "expected" tax
    expense (benefit)......   $1,455      $ 692      $   (97)    $1,807      $2,888
   Increase (reduction) in
    income taxes resulting
    from:
   State taxes, net of
    federal tax benefit....      157         56          208         29          11
   Change in the valuation
    allowance..............     (663)      (388)      (1,109)       (79)        --
   Equity in earnings of
    affiliates not subject
    to taxation............     (301)       (91)        (136)      (196)       (185)
   Capital profit on sale
    of affiliate...........     (829)       --           --         --          --
   Other, net..............      279         97          312        (73)        100
                              ------      -----      -------     ------      ------
                              $   98      $ 366      $  (822)    $1,488      $2,814
                              ======      =====      =======     ======      ======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability is presented below:

                                                        January 31, January 31,
                                                           1998        1999
                                                        ----------- -----------
                                                           (in A$ thousands)
   Deferred tax assets:
   Provisions not presently deductible................    $1,521      $1,294
   Plant and equipment, due to differences in depreci-
    ation.............................................       637         867
   Inventories, due to capitalized costs..............       263         490
   Leases, due to differences in lease payments, in-
    terest and amortization...........................       113          78
   Net operating loss carry forward...................       299          92
   Other..............................................       585         612
                                                          ------      ------
   Total deferred tax assets..........................    $3,418      $3,433
                                                          ------      ------
   Deferred tax liability:
   Prepayments........................................       193         165
                                                          ------      ------
   Total deferred tax liability.......................    $  193      $  165
                                                          ------      ------
   Net deferred tax asset.............................    $3,225      $3,268
                                                          ======      ======

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset associated with the net operating loss carryforwards, the company will need to generate future taxable income of approximately A$273,624 prior to the expiration of the net operating loss carryforwards in 2012. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible

                           BARBEQUES GALORE LIMITED
differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

12. Share Option Plans

 Executive Share Option Plan

  Effective January 31, 1997, the Company adopted an executive share option plan (the "Executive Plan") under which the Board of Directors granted certain members of management options to purchase ordinary shares in the Company. A total of 203,038 options were issued under the Executive Plan with an exercise price of A$8.38 per share. The options vest from February 1, 1999 after which each Optionholder is entitled to subscribe for one fully paid ordinary share. The options are not quoted and are due to expire on the earlier of the 5th anniversary from the issue date or, subject to certain conditions, on cessation of employment.

  The fair value of each share option grant was estimated to be A$1.12 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.49%; no dividend yield; expected life of 2.5 years and volatility of 17.97%.

 1997 Share Option Plan

  Under the terms of the Company's 1997 Share Option Plan (the "1997 Plan"), a total of 374,671 Ordinary Shares have been authorized for issuance. The 1997 Plan received approval from the Board of Directors of the Company on October 1, 1997 and was approved by the shareholders as of October 7, 1997.

  The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company's employ or service (including officers and other employees, non-employees Board members and independent consultants) may, at the discretion of the Plan Administrator, be granted options to purchase Ordinary Shares at an exercise price not less than eight-five per cent (85%) of their fair market value on the grant date.

  The Plan Administrator has complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive option grants, the time or times when such option grants are to be made, the number of shares subject to each such grant, the vesting schedule to be in effect for the option grant, the maximum term for which any granted option is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws.

  The Board of Directors, pursuant to a meeting on September 1, 1998, granted options to a Director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003.

  As a result of recent decreases in the market price of the Company's Ordinary Shares, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the current market price. Consequently and in order to provide all employees with the continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancellation/regrant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was cancelled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option"), was granted in replacement thereof. The New Options are exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were cancelled and regranted under the program.

                           BARBEQUES GALORE LIMITED

  In addition to the cancellation and regrant program on November 9, 1998, the Board of Directors granted further options to directors, officer and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above.

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

  The fair value of the 17,646 and 48,250 share option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 4.7%; no dividend yield and volatility of 84.42%. The incremental value of 177,200 regranted options was A$1.54 per option. Due to unrecognized compensation costs per original option of A$8.04, the total compensation cost to be recognized from the date of regrant is A$9.58. The expected lives and fair value of the options as at grant date are as hereunder:

       Number of                 Expected                             Weighted Average Fair
        Options                 Lives (yrs)                             Value Per Option
       ---------                -----------                           ---------------------
         17,646                     4.6                                      A$5.20
        177,200                     4.8                                        9.58
         48,250                     4.8                                        5.44
        -------                                                              ------
        243,096                                                              A$8.44
        =======                                                              ======

  A summary of the status of the Company's Executive and share option plans as of June 30, 1996, and January 31, 1997, 1998 and 1999 and changes during the periods ended on those dates is presented below:

                                                      Weighted --     Options
                                                        average     exercisable
                                           Options   exercise price at year end
                                           --------  -------------- -----------
   Outstanding balance at July 1, 1995...   107,007      A$5.83       107,007
                                                         ------       -------
   Granted...............................    27,438        5.65
   Forfeited.............................   (32,925)       5.83
                                           --------      ------       -------
   Outstanding balance at June 30, 1996..   101,520        5.78       101,520
                                                         ------       -------
   Granted...............................   203,038        8.38
   Cancelled.............................  (101,520)       5.78
                                           --------      ------       -------
   Outstanding balance at January 31,
    1997.................................   203,038        8.38           --
                                                         ------       -------
   Granted...............................   199,400       16.44
                                           --------      ------       -------
   Outstanding balance at January 31,
    1998.................................   402,438       12.37           --
                                                         ------       -------
   Granted...............................    65,896       10.00
   Forfeited.............................   (22,200)      16.44
   Cancelled.............................  (177,200)      16.44
   Regranted.............................   177,200        8.20
                                           --------      ------       -------
   Outstanding balance at January 31,
    1999.................................   446,134      A$8.55       203,038
                                           ========      ======       =======

  The options exercisable at June 30, 1996 were in relation to the 1993 share option plan, which was terminated during the period ended January 31, 1997. The weighted average fair value of options granted during the period ended January 31, 1997 and the years ended January 31, 1998 and 1999 were A$2.28, A$10.76 and

                           BARBEQUES GALORE LIMITED

A$5.38, respectively. As 177,200 options were cancelled and re-priced in the current year, they did not form part of the weighted average fair value of options granted during the year ended January 31, 1999.

  The following table summarizes information about share options outstanding at January 31, 1999:

                                     WEIGHTED-AVERAGE                 WEIGHTED --
       NUMBER OUTSTANDING          REMAINING CONTRACTUAL                 AVERAGE
       AT JANUARY 31, 1999             LIFE (YEARS)                  EXERCISE PRICE
       -------------------         ---------------------             --------------
             203,038                        2.5                          A$8.38
              17,646                        4.6                           14.91
             225,450                        4.8                            8.20
             -------                        ---                          ------
             446,134                        3.8                          A$8.55
             =======                        ===                          ======

  The Company applies APB Opinion No. 25 in accounting for its share option plans and, accordingly, no compensation cost has been recognized for its share options in the seven month period to January 31, 1997 and the years ended January 31, 1997, 1998 and 1999, respectively. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS 123 the Company's net income would have been reduced to the pro forma amounts indicated below:

                                7 MONTHS TO YEAR ENDED  YEAR ENDED  YEAR ENDED
                                JANUARY 31, JANUARY 31, JANUARY 31, JANUARY 31,
                                   1997        1997        1998        1999
                                ----------- ----------- ----------- -----------
                                            (UNAUDITED)
                                    (IN A$THOUSANDS, EXCEPT PER SHARE DATA)
   Net income
     As reported...............   $1,557       $ 552      $3,531      $5,207
     Pro forma.................   $1,557       $ 552      $3,239      $4,830
   Primary earnings per share
     As reported...............   $ 0.38       $0.13      $ 1.43      $ 1.15
     Pro forma.................   $ 0.38       $0.13      $ 1.31      $ 1.06
   Diluted earnings per share
     As reported...............   $ 0.38       $0.13      $ 1.18      $ 1.13
     Pro forma.................   $ 0.38       $0.13      $ 0.94      $ 1.05

13. COMMITMENTS AND CONTINGENCIES

  Product liability claims have been made against certain companies in the group which are not expected to result in any material loss to the Company.

14. SEGMENTS AND RELATED INFORMATION

  The Company is engaged in the retail industry and operated through stores located in two geographic segments, Australia and the United States.

  The accounting policies of the reportable segments are the same as those described in note 1 of Notes to Consolidated Financial Statements. The Company measures the performance of its operating segments based on gross margin and operating income, which is defined as income before equity income of affiliates, net of tax, interest expense, other expenses (income) and income taxes. In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

                            BARBEQUES GALORE LIMITED

  Summarized financial information concerning the Company's reportable segments are as follows:

                                               Australia United States  Total
                                               --------- ------------- --------
                                                       (in A$thousands)
   12 months to January 31, 1999
   Revenues from external customers........... $130,011     $94,973    $224,984
                                               ========     =======    ========
   Gross margin............................... $ 42,827     $29,449    $ 72,276
                                               ========     =======    ========
   Operating income........................... $  9,438     $   232    $  9,670
                                               ========     =======    ========
   Total assets............................... $ 68,449     $32,753    $101,202
                                               ========     =======    ========
   12 months to January 31, 1998
   Revenues from external customers........... $117,613     $61,712    $179,325
                                               ========     =======    ========
   Gross margin............................... $ 38,468     $18,785    $ 57,253
                                               ========     =======    ========
   Operating income........................... $  7,309     $   497    $  7,806
                                               ========     =======    ========
   Total assets............................... $ 59,560     $22,514    $ 82,074
                                               ========     =======    ========
   12 months to January 31, 1997 (unaudited)
   Revenues from external customers........... $108,003     $40,366    $148,369
                                               ========     =======    ========
   Operating income........................... $  2,076     $   643    $  2,719
                                               ========     =======    ========
   Total assets............................... $ 53,162     $14,808    $ 67,970
                                               ========     =======    ========
   7 months to January 31, 1997
   Revenues from external customers........... $ 75,997     $22,755    $ 98,752
                                               ========     =======    ========
   Operating income (loss).................... $  5,537     $(1,141)   $  4,396
                                               ========     =======    ========
   Total assets............................... $ 53,162     $14,808    $ 67,970
                                               ========     =======    ========
   12 months to June 30, 1996
   Revenues from external customers........... $104,737     $36,954    $141,691
                                               ========     =======    ========
   Operating income........................... $  1,828     $ 1,338    $  3,166
                                               ========     =======    ========
   Total assets............................... $ 53,225     $13,337    $ 66,562
                                               ========     =======    ========

                           BARBEQUES GALORE LIMITED

15. Related Party Transactions

  The Company shares premises and incurs rent and operating expenses on behalf of Rebel Sport Limited. Mr. Linz and Mr. Gavshon were directors and significant shareholders of Rebel Sport Limited up until July 10, 1997. These amounts are payable to the Company on 30 day terms.

                         Year ended 7 months to Year ended  Year ended  Year ended
                          June 30,  January 31, January 31, January 31, January 31,
                            1996       1997        1997        1998        1999
                         ---------- ----------- ----------- ----------- -----------
                                                (unaudited)
                                             (in A$ thousands)
Interest costs incurred
 in respect of amounts
 advanced by directors
 or director related
 entities...............    $ 97       $ 50        $ 96        $ 44        $ 38
Amounts advanced to
 Rebel Sport Limited....     678        410         713         320         --
Amounts reimbursed by
 (to) Rebel Sport
 Limited................     703        352        (641)        260         --
                            ====       ====        ====        ====        ====

16. Supplemental Disclosure of Cash Flow Information

                         Year ended 7 months to Year ended  Year ended  Year ended
                          June 30,  January 31, January 31, January 31, January 31,
                            1996       1997        1997        1998        1999
                         ---------- ----------- ----------- ----------- -----------
                                                (unaudited)
                                             (in A$ thousands)
Cash paid during the
 period for:
Interest................   $2,327     $1,528      $2,432      $3,362      $2,273
Income taxes............      968        423         812       2,163       2,114
                           ======     ======      ======      ======      ======

  During the seven-month period ended January 31, 1997 the Company acquired Mr. Sydney Selati's 15% interest in Galore USA for consideration of A$1,000,000. The transaction was effected by the issuance of 137,189 Ordinary Shares (A$7.29 per share) of the Company.

The Company acquired plant and equipment by means of capital leases, which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

                          Year ended 7 months to Year ended  Year ended  Year ended
                           June 30,  January 31, January 31, January 31, January 31,
                             1996       1997        1997        1998        1999
                          ---------- ----------- ----------- ----------- -----------
                                                 (unaudited)
                                              (in A$ thousands)
Equipment acquired under
 capital leases.........    $1,682     $1,471      $1,893      $1,729      $3,589
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

                           BARBEQUES GALORE LIMITED

17. Pension Plans

  During the fiscal year, the Company resolved to establish two new superannuation funds, Barbeques Galore CustomSuper Plan (for all permanent full time and part time employees) and Barbeques Galore SuperLeader Plan (for all casual employees) and managed under the AMP CustomSuper and SuperLeader Master Trust Deeds respectively. Both new funds are successors to the defined contribution pension plans established by the Company and its Australian subsidiaries for the provision of benefits to their Australian employees on retirement, death or disability.

  The Company also sponsors a defined contribution plan in the United States covering substantially all employees who meet specified age and service requirements. Company contributions are discretionary.

  Contributions expensed under these plans were as follows:

                            Year ended 7 months to Year ended  Year ended  Year ended
                             June 30,  January 31, January 31, January 31, January 31,
                               1996       1997        1997        1998        1999
                            ---------- ----------- ----------- ----------- -----------
                                                   (unaudited)
                                                (in A$ thousands)
   Contribution expense....   $1,015      $600        $996       $1,113      $1,355
                              ======      ====        ====       ======      ======

18. Earnings Per Share

                                    Year ended                   7 months to
                                  June 30, 1996                January 31, 1997
                            ----------------------------  ----------------------------
                                                  Per                           Per
                                                 share                         share
                             Income    Shares    amount    Income    Shares    amount
                            --------- --------  --------  --------- --------  --------
                             (in A$ thousands, except share and per share data)
   Income.................. $   3,945                     $   1,557
                            ---------                     ---------
   Basic EPS
   Income available to
    common shareholders....     3,945    4,450  $   0.89      1,557    4,073  $   0.38
                                                ========                      ========
   Effect of Dilutive
    Securities
   Convertible shares net
    of tax.................       --       --                    56       79
   Options deemed
    exercised..............       --       --                   --        93
                            --------- --------            --------- --------
   Diluted EPS
   Income available to
    common shareholders
    plus assumed
    conversions............ $   3,945    4,450  $   0.89  $   1,613    4,245  $   0.38
                            ========= ========  ========  ========= ========  ========

                            BARBEQUES GALORE LIMITED

                                   Year ended              Year ended           Year ended
                                January 31, 1997        January 31, 1998     January 31, 1999
                            ------------------------- -------------------- --------------------
                                                Per                  Per                  Per
                                               share                share                share
                            Income   Shares    amount Income Shares amount Income Shares amount
                            ------ ----------- ------ ------ ------ ------ ------ ------ ------
                                   (unaudited)
                                     (in A$thousands, except share and per share data)
   Income..................  $552                     $3,531               $5,207
                             ----                     ------               ------
   Basic EPS
   Income available to
    common shareholders....   552     4,228    $0.13   3,531 2,473  $1.43   5,207 4,542  $1.15
                                               =====                =====                =====
   Effect of Dilutive
    Securities
   Convertible shares net
    of tax.................    56        79              504   919            --    --
   Options deemed
    exercised..............   --         93              --     41            --     53
                             ----     -----           ------ -----         ------ -----
   Diluted EPS
   Income available to
    common shareholders
    plus assumed
    conversions............  $608     4,400    $0.13  $4,035 3,433  $1.18  $5,207 4,595  $1.13
                             ====     =====    =====  ====== =====  =====  ====== =====  =====

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following documents are filed as part of this Annual Report on Form 20-
F:

                                                                           PAGE
                                                                          NUMBER
                                                                          ------
   Independent Auditors' Reports.........................................   43
   Consolidated Balance Sheets...........................................   45
   Consolidated Statements of Operations.................................   46
   Consolidated Statement of Shareholders' Equity........................   47
   Consolidated Statements of Cash Flows.................................   48
   Notes to Consolidated Financial Statements............................   49

(b) Exhibits

   EXHIBIT
   NUMBER
   -------
      3.1*    Memorandum and Articles of Association.
      4.1*    Form of Specimen of American Depositary Receipt.
      4.2*    Form of Deposit Agreement among the Registrant, Morgan Guaranty
              Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder.
     10.1*    Executive Share Option Plan.
     10.2*    1997 Share Option Plan.
     10.3+    Major Agreements relating to the Registrant's credit facility with Australia and New Zealand Banking Corporation Group
              Limited ("ANZ"), including the formal Letter of Offer from ANZ to Directors of the Company, dated May 25, 1998, approving the
              Letter of Offer from ANZ to the Company.
     10.4*    Major Agreements relating to the Registrant's U.S. operating subsidiary's credit facility with Merrill Lynch Business
              Financial Services Inc. ("Merrill Lynch"), including Term
              WCMA(R) Loan and Security Agreement No. 9502340701, dated as of
              February 23, 1995 by and between Galore USA and Merrill Lynch;
              WCMA(R) Note, Loan and Security Agreement No. 231-07T10 dated as of February 23, 1995 by and between Galore USA and Merrill
              Lynch; Unconditional Guaranty by the Registrant relating to
              WCMA(R) Note, Loan and Security Agreement No. 9502340701;
              Unconditional Guaranty by the Registrant relating to WCMA(R)
              Note, Loan and Security Agreement No. 231-07710; Term WCMA(R)
              Note No. 9502340701; Letter dated November 27, 1996 from
              Merrill Lynch to Galore USA re: WCMA(R) line of credit
              variation; Letter and Letter Agreement date August 27, 1997 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter Agreement dated January 20, 1998 from Merrill
              Lynch to Galore USA re: amendment to WCMA Note, Loan and
              Security Agreement No. 231-07T10, modifying locations of
              collateral and change in maturity date to February 28, 1998.
     10.5*    Deeds of purchase of Registrant's headquarters facility and assembly operations facility.
     10.6*    Lease dated as of March 6, 1992 by and between Galore USA and
              Phoenix Business Center Partners re: Irvine, California U.S.
              headquarters and distribution facility.
     10.7+    Contract for the sale of land for the Registrant's warehousing and distribution facility.
     10.8**   WCMA Note, Loan and Security Agreement No. 231-07T10, as
              amended.
     10.9**   Deeds of purchase of Registrant's headquarters facility and assembly operations facility, as amended.
     10.10*** Major Agreements relating to the Registrant's credit facility with Australia and New Zealand Banking Corporation Group
              Limited ("ANZ"), including the formal Letter of Offer from ANZ to Directors of the Registrant, dated May 25, 1998; resolutions of the Directors of the Registrant, dated June 26, 1998
              approving the Letter of Offer from ANZ to the Registrant.

   Exhibit
   Number
   -------
     10.11*** Contract for the sale of land for the Registrant's wharehousing and distribution operations.
     23.1     Consent of Horwath Sydney Partnership.
     23.2     Consent of KPMG.
     24.1     Powers of Attorney (see page 70).

--------
  * Previously filed in the Registrant's Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated by reference herein.
 ** Previously filed in the Registrant's Report of Foreign Issuer on Form 6-K, filed with the Commission on June 15, 1998, and incorporated by reference herein.
*** Previously filed in the Registrant's Report of Foreign Issuer on Form 6-K, filed with the Commission on September 14, 1998, and incorporated by reference herein.
  + Previously filed in the Registrant's Post-Effective Amendment No. 1 to the
    Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on September 21, 1998, and incorporated by reference herein.

                                 EXHIBIT INDEX

   Exhibit
   Number
   -------
    3.1*    Memorandum and Articles of Association.
    4.1*    Form of Specimen of American Depositary Receipt.
    4.2*    Form of Deposit Agreement among the Registrant, Morgan Guaranty
            Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder.
   10.1*    Executive Share Option Plan.
   10.2*    1997 Share Option Plan.
   10.3+    Major Agreements relating to the Registrant's credit facility with
            Australia and New Zealand Banking Corporation Group Limited
            ("ANZ"), including the formal Letter of Offer from ANZ to Directors of the Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the Company.
   10.4*    Major Agreements relating to the Registrant's U.S. operating subsidiary's credit facility with Merrill Lynch Business Financial
            Services Inc. ("Merrill Lynch"), including Term WCMA(R) Loan and
            Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and
            Security Agreement No. 231-07T10 dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by
            the Registrant relating to WCMA(R) Note, Loan and Security
            Agreement No. 9502340701; Unconditional Guaranty by the Registrant
            relating to WCMA(R) Note, Loan and Security Agreement No. 231-
            07710; Term WCMA(R) Note No. 9502340701; Letter dated November 27,
            1996 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter and Letter Agreement date August 27, 1997 from
            Merrill Lynch to Galore USA re: WCMA(R) line of credit variation;
            Letter Agreement dated January 20, 1998 from Merrill Lynch to
            Galore USA re: amendment to WCMA Note, Loan and Security Agreement
            No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.
   10.5*    Deeds of purchase of Registrant's headquarters facility and assembly operations facility.
   10.6*    Lease dated as of March 6, 1992 by and between Galore USA and
            Phoenix Business Center Partners re: Irvine, California U.S.
            headquarters and distribution facility.
   10.7+    Contract for the sale of land for the Registrant's warehousing and distribution facility.
   10.8**   WCMA Note, Loan and Security Agreement No. 231-07T10, as amended.
   10.9**   Deeds of purchase of Registrant's headquarters facility and assembly operations facility, as amended.
   10.10*** Major Agreements relating to the Registrant's credit facility with
            Australia and New Zealand Banking Corporation Group Limited
            ("ANZ"), including the formal Letter of Offer from ANZ to Directors of the Registrant, dated May 25, 1998; resolutions of the Directors of the Registrant, dated June 26, 1998 approving the Letter of
            Offer from ANZ to the Registrant.
   10.11*** Contract for the sale of land for the Registrant's wharehousing and distribution operations.
   23.1     Consent of Horwath Sydney Partnership.
   23.2     Consent of KPMG.
   24.1     Powers of Attorney (see page 70).

--------

  * Previously filed in the Registrant's Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated by reference herein.
 ** Previously filed in the Registrant's Report of Foreign Issuer on Form 6-K, filed with the Commission on June 15, 1998, and incorporated by reference herein.
*** Previously filed in the Registrant's Report of Foreign Issuer on Form 6-K, filed with the Commission on September 14, 1998, and incorporated by reference herein.
  + Previously filed in the Registrant's Post-Effective Amendment No. 1 to the
    Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on September 21, 1998, and incorporated by reference herein.

                                  SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, Barbeques Galore, a corporation organized and existing under the laws of the Commonwealth of Australia, has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorised on May 3, 1999.

                                          BARBEQUES GALORE LIMITED

                                                    /s/ Robert Gavshon
                                          By___________________________________
                                                      Robert Gavshon
                                              Deputy Chairman of the Board of
                                               Directors and General Counsel

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Robert Gavshon and Sydney Selati, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 20-F, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, may lawfully do or cause to be done by virtue hereof.

  IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report on Form 20-F has been signed by the following in the capacities and on the dates indicated:


            /s/ Sam Linz               Chairman of the             May 3, 1999
-------------------------------------   Board and Director
              Sam Linz                  (Principal
                                        Executive Officer)

           /s/ David James             Principal Financial         May 3, 1999
-------------------------------------   Officer and
             David James                Accounting Officer

         /s/ Robert Gavshon            Deputy Chairman of          May 3, 1999
-------------------------------------   the Board and
           Robert Gavshon               Director

           /s/ John Price              Director                    May 3, 1999
-------------------------------------
             John Price

          /s/ Edgar Berner             Director                    May 3, 1999
-------------------------------------
            Edgar Berner

         /s/ Gordon Howlett            Director                    May 3, 1999
-------------------------------------
           Gordon Howlett

          /s/ Sydney Selati            Director and                May 3, 1999
-------------------------------------   Authorized U.S.
            Sydney Selati               Representative