Form 20-F
period 2000-01-31
BARBEQUES GALORE LTD
filed 2000-05-01
CIK 1047326

===============================================================================

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

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the fiscal year ended January 31, 2000

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the transition period from ______ to _______

                       Commission file number 333-37259

                           BARBEQUES GALORE LIMITED
            (Exact name of registrant as specified in its charter)

    Australian Capital Territory,              327 Chisholm Road, Auburn,
              Australia                        Sydney, NSW 2144 Australia
   (Jurisdiction of incorporation                 (Address of principal
          or organization)                         executive offices)

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

                                   4,541,652

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No

  Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17     Item 18 [X]
===============================================================================

This report contains certain statements of a forward-looking nature relating to future events affecting Barbeques Galore Limited ("Barbeques Galore" or the "Company"), a public limited company organized under the laws of Australia, or the markets or industries in which it operates or the future financial performance of the Company. Readers are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors identified in this report, including the matters set forth under the caption "Item 9--Management's Discussion and Analysis of Financial Conditions and Results of Operations--Factors that May Affect Quarterly or Annual Operating Results," which could cause events or actual results to differ materially from those indicated by such forward-looking statements. In addition, readers should carefully review other information contained in this Annual Report on Form 20-F ("Annual Report") and in the Company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC").

                                    PART I

ITEM 1. DESCRIPTION OF BUSINESS.

   Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. Organized as an Australian corporation in 1982, the Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories which are displayed in a store format that emphasizes social activities and healthy outdoor lifestyles. Its stores also carry a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of January 31, 2000, the Company owned and operated 35 stores in all six states in Australia and 54 stores (including three U.S. Navy concession stores) in ten states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and 11 franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

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

   The Company's growth strategy is to continue expansion of its U.S. store base and to continue refurbishing (through relocating or remodeling) existing stores in Australia. During the twelve months ended January 31, 2000, the Company grew from 46 to 54 Company-owned stores (including three U.S. Navy concession stores), representing a 17% increase in the number of owned stores in the United States. The Company currently plans to open approximately 12 new Company-owned stores in the United States in fiscal 2001, the majority of which will open in existing markets. Of the 12 new Company-owned stores two have already opened as of March 26, 2000, five are under construction and three of the remaining five are in lease negotiation. The Company also currently intends to open approximately 15 new stores in the United States in fiscal 2002. In addition, the Company some time ago initiated a major refurbishment plan for its Australian store base to enhance store productivity. During the twelve months ended January 31, 2000, four stores have been refurbished in Australia with an average increase in sales of approximately 34.1% during that period for those stores.

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

   In April 1987, the Company listed its Ordinary Shares on the Australian Stock Exchange (the "ASE"). In October 1996, as part of its plans to accelerate new store expansion in the United States, the Company announced its intention to repurchase shares from the public, delist from the ASE (pursuant to a transaction which was consummated as of December 31, 1996) and to seek capital in the United States. The Company consummated its initial public offering (the "Offering") in the United States in November 1997.

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

Manufacturing

   In its Australian factory facilities, the Company manufactures barbecues under its proprietary Turbo, Capt N Cook, Cook-On and Bar-B-Chef brands and certain private label brands, as well as home heaters under its proprietary Norseman and Kent brands. During the twelve months ended January 31, 2000, proprietary barbecue retail sales represented approximately 35% and 26% of the Company's total net sales in the United States and Australia, respectively. The Company believes that controlling its own manufacturing operations allows it to realize higher margins, control product development and improve inventory flexibility and supply, without affecting its relationships with third party vendors. The Company's manufacturing operations are closely coordinated with its research and development activities. The Company has a research and development team which is dedicated to barbecue market analysis and product development. The ten members of this research and development team have an average of over 14 years of industry experience. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with the Company's other departments (in both the United States and Australia) and suppliers to develop the annual Barbeques Galore product line. The Company expended approximately A$1.0 million during the twelve-month period ended January 31, 2000, on research and development activities.

   In the manufacturing process, metal barbecue frames are fabricated and, where required, vitreous enameled at the Company's factory, located at its headquarters in Sydney, Australia. Automated inhouse powder coating and painting facilities commenced during mid-November 1998 and replaced the outside powder coating and painting contractors. Gas barbecue manifolds are assembled by hand and tested individually at the factory for compliance with Australian Gas Association and American Gas Association standards. On completion of the decorative, surface finishing processes, the barbecue frames are delivered to the assembly and packaging area where they are assembled on the Company's automated production lines. In certain cases, product is shipped to the Company's U.S. distribution center for assembly. Barbeques Galore maintains strict quality control standards and its barbecues are under limited warranty for one to five years from the date of retail purchase, depending on the part being warranted.

   Management believes that the Company's existing manufacturing and enameling operations are sufficient to meet anticipated production increases that may arise from its current store expansion and refurbishment programs.

   In order to streamline its manufacturing operations to enhance production efficiencies, the Company relocated its barbecue manufacturing operations in July 1996 to the location of its corporate headquarters and distribution center in Sydney, Australia. The Company completed the relocation of its enameling operations in fiscal 1999 to the same facilities as its barbecue and home heater manufacturing operations, adjacent to its Australian headquarters, with the in-line powder coating operation commencing mid-November 1998. In addition, the Company rearranged the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. The relocation of the Company's enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs, required additional capital expenditures of approximately A$2.8 million and the obtaining of building, environmental and other governmental permits. See "Factors That May Affect Quarterly or Annual Operating Results--Management of Operational Changes."

Purchasing

   The Company believes that it has good relationships with its merchandise vendors and suppliers of parts and raw materials and does not anticipate that, as the number of its stores or its manufacturing volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

   Retail. The Company deals with its merchandise vendors principally on an order-by-order basis and does not maintain any long-term purchase contracts with any vendor. Merchandise is purchased for its U.S. and Australian stores by the Company's central buying staffs in its respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including the Company's research and development team, store employees, focus groups, customer surveys, industry conventions and trade shows. During the twelve months ended January 31, 2000, the Company purchased its inventory from over 500 vendors in the United States, Australia and Asia. No single vendor accounted for more than 5% of merchandise purchases during this period, although the Company considers certain barbecue brands to be significant to its business, especially in the United States. The Company does not believe that the loss of any single brand, including those made by Weber-Stephen Products Co., Dynamic Cooking Systems, Onward Multi-Corp or Fiesta Gas Grills Inc., would have a material adverse effect on its operating results. Approximately 25% of the Company's merchandise purchases were obtained in such period from the Company's ten largest vendors. See "Factors That May Affect Quarterly or Annual Operating Results--Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers."

   Manufacturing. The Company also purchases parts and raw materials for use in its manufacturing and enameling operations. During the twelve months ended January 31, 2000, the Company's buying staffs purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during this period, other than Sheet Metal Supplies Pty Ltd ("SMS"), a steel distributor and Bromic Pty Ltd ("Bromic"), an Australian gas components importer, which accounted for approximately 18% and 11% of these purchases, respectively. There are no formal supply contracts between the Company and any of its suppliers and in the case of SMS, prices are fixed for a year in advance. In December 1997, the Company appointed SMS as its steel supplier with full effect from May 1998. Other major suppliers of barbecue components include G.L.G. Trading Pte. Ltd. ("GLG "), a Singapore company that purchases grills, burners and other products directly from factories in China and Taiwan. The Company has a 50% ownership interest in GLG and a one-third ownership interest in Bromic. Approximately 64% of the Company's factory parts and raw material purchases were obtained in such twelve-month period from the Company's ten largest suppliers. In order to set production budgets, the price of certain parts and raw materials such as steel, is negotiated and fixed well in advance of production usage. The Company uses back-up suppliers to ensure competitive pricing. In addition, some of the Company's key suppliers currently provide the Company with certain purchasing incentives, such as volume rebates and trade discounts. See "Factors That May Affect Quarterly or Annual Operating Results--Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers."

Distribution

   The Company maintains a 57,000 square foot distribution center at its U.S. headquarters in Irvine, California, a 27,000 square foot distribution center in Charlotte, North Carolina and a 151,000 square foot combined distribution and warehousing facility as part of its Australian headquarters. In May 1998, the Company purchased, for approximately A$1.75 million, with an additional A$1.3 million (including A$320,000 for racking) needed to upgrade the property, a distribution facility nearby its existing Australian distribution facilities which replaced a leased distribution facility and eliminated the necessity to utilize significant public warehousing space in Sydney, in the foreseeable future. The Company also uses smaller warehouses in Perth (operated by an independent distributor) and Brisbane, Australia, for its wholesale and licensee distribution operations and leases additional public warehouse space in Sydney, Los Angeles and Texas as necessary.

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

   As the Company expands into new regions or accelerates the rate of its U.S. store expansion, it may eventually need additional warehouse capacity. In order to meet such needs and to minimize the impact of freight costs, the Company may secure another distribution center, expand its current warehouse facilities in the United States or utilize public warehousing space. Management believes that there is an ample supply of warehousing space available at commercially reasonable rates. Wherever possible, the Company also solicits the cooperation of its vendors, through drop shipments to public warehouses and/or stores, in order to reduce its freight and handling costs. The Company believes that its existing Australian distribution arrangements, together with public warehousing space as needed, are sufficient to meet its current needs.

Wholesale Operations

   In Australia, the Company distributes proprietary and private brand name products and other imported merchandise, on a wholesale basis, through a wholly-owned Australian subsidiary, Pricotech Leisure Brands Pty Ltd. ("Pricotech"). Wholesale products offered by Pricotech include Cook-On barbecues, Companion gas camping equipment, Igloo coolers and Kent home heaters. Pricotech distributes these products primarily to Australian mass merchants, chains and buying groups. Customers typically buy these products based on price. In the twelve months ended January 31, 2000, the five largest customers of Pricotech accounted for approximately 58% of its net sales of A$23.0 million. The Company's wholesale operations, in which its investment consists primarily of inventory and receivables, currently fill excess production capacity at the Company's manufacturing and enameling plants. The Company currently has no plans to operate a wholesale distribution business in the United States.

Licensing and Franchising

   As of January 31, 2000, the Company licensed 49 Barbeques Galore stores, generally in rural areas of Australia, and franchised 11 Barbeques Galore stores in the United States. The Company receives annual licensing fees and franchising royalties, and benefits primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore's merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typically provide the licensees and franchisees with exclusive geographical sales territories. Most of the Australian licensing agreements have an indefinite term but permit licensees to terminate their arrangements at will, while franchisees in the United States are generally contractually bound for fixed periods with renewal options. During the twelve months ended January 31, 2000, total net sales to licensee and franchisee stores was A$17.9 million and US$6.5 million, respectively. The Company estimates that the retail sales of Barbeques Galore products alone by licensees and franchisees was approximately A$28.1 million and US$3.8 million, respectively, in the same period. A number of the Company's existing licensees have refurbished their stores in accordance with the Company's established criteria (although no licensee is required to do so), and the Company maintains an assistance program to provide advice relating to these enhancements. The Company may license additional Barbeques Galore stores in Australia on a selective basis, although it does not intend to franchise any additional stores in the United States (except within geographical territories as required under existing franchising agreements).

Competition

   The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Australia. The Company's retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. The Company's manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company and, particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the Company's segment of the retail industry may also result in new competition in the future. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service, the attractive presentation of merchandise within its store and on its web site. The Company believes that the following business strengths have contributed significantly to its past success and intends to further capitalize on those strengths in executing its growth strategy.

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

   Store Environment. The Company's stores offer a shopping environment which is consistent with its outdoor lifestyle image and promotes the total barbecuing experience. The Company's newer stores generally have high ceilings, wide aisles and extensively use natural materials such as wood and stone. Merchandise is displayed to convey the breadth and depth of the Company's product lines. An array of barbecues is displayed on the selling floor complete with accessories to provide the consumer the opportunity to compare and contrast different models. Store presentation is based on a detailed and comprehensive store plan regarding visual merchandising to assure that all stores provide a consistent portrayal of the Barbeques Galore image. Average store retail selling area is approximately 3,450 square feet in the United States and 9,496 square feet in Australia.

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

   On-line Retail Opportunities. In May 1999, the Company's e-Commerce site, www.bbqgalore.com went live with minimal marketing. Sales from the site have been recorded in all 50 states in the U.S.A. and, as a result, the Company is reaching customers in regions where it currently does not have a retail store presence.

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

   Experienced Management Team. The Company's senior management team has an average of more than 30 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from 12 stores (including one licensed store) as of June 30, 1982 to 149 stores (including 60 licensed or franchised stores) as of January 31, 2000. The Company believes that management's experience positions it to execute its business and growth strategies. The directors and executive officers of the Company beneficially own approximately 40.7% of the Company's outstanding Ordinary Shares.

Employees

   As of January 31, 2000, the Company employed a total of 1,174 persons, on a permanent, part-time or temporary basis. The number of temporary employees fluctuates depending on seasonal needs. None of the Company's employees is covered by a collective bargaining agreement, although to the Company's knowledge, approximately six workers in its enameling plant belong to a labor union. The Company considers its relations with employees to be good and believes that its employee turnover rate is low.

Trademarks and Patents

   "Barbeques Galore," "Turbo," "Capt N Cook," "Cook-On" and "Bar-B-Chef" are federally registered trademarks and/or service marks in the United States. In addition, the Company owns a federal trademark registration for the distinctive configuration of its Turbo grill. The Company also uses the phrases "America's Largest Chain of Barbecue Stores" and "Not a Barbecue Aisle. A Barbecue Store," as common-law trademarks in the United States. "Barbeques Galore" and "Cook-On" are registered trademarks with the State of California. In Australia only, the Company uses the phrases "Your Outdoor Cooking and Camping Store" and "We Know the Outdoors Inside Out," as common-law trademarks and, among others, the names "Norseman" and "Kent" as registered trademarks. The Company further utilizes a number of different trademarks relating to various barbecues, barbecue accessories, home heaters, camping equipment and outdoor furniture manufactured or offered by the Company. The Company is not presently aware of any claims of infringement or other challenges to the Company's right to use its marks and the Company's name in the United States.

   The Company also owns a number of copyrighted works, including brochures and other literature about its products and many drawings and designs that it uses in marketing those products.

Governmental Regulation

   Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company believes that it is in substantial compliance with such regulations. The Company's products or personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. See "Factors That May Affect Quarterly or Annual Operating Results--Product Liability and Governmental and Other Regulations."

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

   Implementation of Growth Strategy. The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its Company-owned store expansion program in the United States and its store refurbishment plan in Australia. Pursuant to the U.S. store expansion program, the Company opened 10 new stores in fiscal 1998 and opened 10 new stores and closed one store in fiscal 1999. During the 12 months ended January 31, 2000 the Company opened 12 new stores (including four franchise stores). The Company also currently intends to open approximately 12 new stores in fiscal 2001 and approximately 15 new stores in fiscal 2002 in the United States. The Company incurred capital expenditures relating to this program in the United States of approximately US$1.8 million, US$1.9 million and US$1.6 million in fiscal 1998, 1999 and 2000, respectively and expects to incur approximately US$3.2 million and US$4.0 million in each of fiscal 2001 and 2002. Pursuant to the Company's Australian store refurbishment program, in fiscal 1998, the Company remodeled five existing stores, opened one new store, relocated one store and closed one store. In fiscal 1999, the Company refurbished one store, relocated two stores and opened one new store. During the 12 months ended January 31, 2000 the Company opened two new stores, relocated three stores and refurbished one store. The Company further intends to refurbish one store and relocate one store in fiscal 2001. The Company incurred capital expenditures relating to this program in Australia of approximately A$2.5 million, A$1.4 million and A$1.8 million in fiscal 1998, 1999 and 2000, respectively and expects to incur approximately A$0.8 million in fiscal 2001. The proposed expansion is substantially more rapid than the Company's historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that, as the Company opens new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. The failure of the Company to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect the Company's future operating results.

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

   In addition, the Company's proposed expansion plans will result in increased demand on the Company's managerial, operational and administrative resources. As a result of the foregoing, there can be no assurance that the Company will be able to successfully implement its growth strategies, continue to open new stores or maintain or increase its current growth levels. The Company's failure to achieve its expansion plan could have a material adverse effect on its future business, operating results and financial condition. See "--Management of Operational Changes" and "--Reliance on Systems."

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

   Management of Operational Changes. The Company has identified a number of areas for improvement in its operations which will have a significant impact on the implementation of its growth strategy. The Company has, in recent years, replaced or upgraded its management information systems and currently plans to introduce automated replenishment of store inventory in Australia in the near term. In the United States, the Company has recently upgraded to the latest version of Point of Sale ("POS") software by JDA Software Group Inc. ("JDA"). The total capital expenditure for such project was not significant. In addition, the Company recently transferred its general ledger and accounts payable applications from its existing computer system to the above-mentioned JDA software system. The Company completed the relocation of its enameling operations in fiscal 1999, to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation commencing mid-November 1998. In addition, the Company rearranged the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. The relocation of the Company's enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs, required additional capital expenditures of approximately A$2.8 million and the obtaining of a number of building, environmental and other governmental permits. In addition, as the Company expands into new regions or accelerates the rate of its U.S. store expansion, the Company may need additional warehouse capacity. In order to meet such needs, the Company leased a 27,000 square foot distribution center in Charlotte, North Carolina in February 2000 for a period of five years, with a renewal option for a further five years and may in the future, need to secure further distribution centers or expand its current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. There can be no assurance as to whether or when the Company will be able to effect its systems upgrades, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that the Company will not incur cost overruns or disruptions in its operations in connection therewith. The failure of the Company to effect these and any other necessary operational changes on a timely basis would adversely affect the ability of the Company to implement its growth strategy and, therefore, its business, financial condition and operating results.

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

   In Australia, the Wang VS system has been replaced by a SUN Systems Ultra 60 running a UNIX environment. The Company has also installed a Microsoft NT Server for all its desktop applications with the Microsoft suite of software.

   The Company's Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based POS registers which manage all sales transactions and store based purchasing transactions. At the end of each day's processing, the data from each register is consolidated onto one register which has an attached modem and which is polled daily to upload the data to the head office system. The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, could have a material adverse effect upon the Company's business, operating results and financial condition.

   As the head office system was not able to handle dates beyond January 1, 2000, the Company decided to replace its existing hardware and software, rather than rework the existing software to be Year 2000 compatible and appointed Berger Software, an Australian software house, specializing in distribution and warehouse management software, to supply the main business application software. The new system handles financial accounting functions and the Company has integrated an Executive Information system to provide additional interrogation capabilities. The replacement core IT system has been represented Year 2000 compliant and was commissioned on August 1, 1999.

   The existing store POS software is Year 2000 compatible and runs in a DOS environment on stand alone store-based PCs. These systems are 486MHz PCs, some of which are almost five years old and will be replaced with a new POS system during the second quarter of fiscal 2001. The new system will run a Windows NT network with IBM Pentium PCs acting as POS registers. The store checkout registers will be networked to an In Store Processor ("ISP") which will be located in the back office of each store. Consolidated data will thus become readily available on the ISP of each store's activity and the ISP will be polled daily to transfer the captured store data back to head office for integration into the head office system. The POS application software has been supplied by SVI Systems, a U.S. based software company specializing in retail solution software.

   The new POS system is currently being acceptance tested with the intention being to pilot the software at certain stores prior to installation throughout the group and is currently scheduled for completion by the end of June 2000.

   Dependence on Key Employees. The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of Barbeques Galore, Inc., the Company's U.S. operating subsidiary and Director. These individuals have an average of 17 years of experience with the Company and have chief responsibility for the development of the Company's current business and growth strategies. Benjamin A. Ramsey, Jr. was promoted to the newly created position of Executive Vice President of Barbeques Galore, Inc. on August 26, 1999 and simultaneously assumed responsibility for store operations, human resources, training and development, new store development and barbecue sales to real estate developers and contractors. The Company does not have employment contracts with any of its executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its new store expansion program in the United States and its store refurbishment plans in Australia.

   Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers. Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a majority of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology, export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could materially adversely affect the Company's business, operating results and financial condition.

   The Company purchases certain of its finished inventory and manufacturing parts and all of its raw materials from numerous vendors and suppliers and generally has no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2000, the Company purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, approximately 25% of the Company's merchandise purchases were obtained from the Company's ten largest vendors. Although no vendor accounted for more than 5% of the Company's merchandise purchases in such period, the Company considers certain barbecue brands to be significant to its business, especially in the United States. Also during such period, the Company purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. SMS and Bromic supplied the Company with approximately 18% and 11% respectively, of the Company's factory parts and raw material purchases during this period and approximately 64% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of the Company's key suppliers currently provide the Company with certain purchasing incentives, such as volume rebates and trade discounts. A reduction or discontinuance of these incentives could have an adverse effect on the Company. Although the Company believes that its relationships with its vendors and suppliers are good, any vendor or supplier could discontinue selling to the Company at any time.

   Product Liability and Governmental and Other Regulations. Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on the Company's business, operating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using a Company product. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although the Company maintains liability insurance in both Australia and the United States, there can be no assurance that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of the Company's product liability coverage is A$100 million, any one claim and in the aggregate. In the United States, the Company's U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$25 million. There is no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the sale or use of the Company's products.

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

   Risks Related to Franchised and Licensed Stores. As of January 31, 2000, there were 49 licensed stores in Australia and 11 franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from the Company. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The Company monitors its licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and requires the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although the Company believes that its licensees and franchisees are presently in substantial compliance with Company guidelines and that its license and franchise arrangements have not been problematic in any material respect in the past, serious or protracted failures by licensees or franchisees to adhere to Company standards could adversely affect customer loyalty and diminish the Company's brand name or reputation for quality products and services, and could require the Company to devote significant management attention and resources to enforcing its rights under such agreements. Conversely, if the Company fails to provide adequate support services or otherwise breaches its contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue thereunder. The licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

   Currency Fluctuations. The Company prepares its consolidated financial statements in Australian dollars, but a substantial portion of the Company's revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which the Company transacts its business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. The Company's Australian operations generally hedge a major portion of its imports against exchange rate fluctuations with respect to the Australian dollar. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. Such currency issues could, thus, affect the market price for the American Depositary Shares ("ADSs"). Although the Company does not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guaranty Trust Company as Depositary, of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Exchange Rate Information," "Item 5--Nature of Trading Market" and "Item 6-- Exchange Controls and Other Limitations Affecting Securityholders."

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

   In Sydney, Australia, the Company owns its headquarters and a 151,000 square foot combined distribution and warehousing facility, a 75,000 square foot portion of which was purchased by the Company in the second quarter of fiscal 1999 for approximately A$1.75 million, with an additional A$1.3 million (including A$320,000 for racking) needed to upgrade prior to full usage. The Company additionally owns its own assembly facility in Australia, measuring 51,000 square feet which was purchased for A$3.5 million during the first quarter of fiscal 1999 and which also accommodates part of the Company's administrative facilities. The additional Company-owned space replaced the distribution facility that the Company previously leased in Australia and eliminated the necessity to utilize significant public warehousing space in Sydney, in the foreseeable future. The Company leases the adjacent 75,000 square foot barbecue and home heater factory (under a five-year lease with four successive five-year renewal options for a total maximum lease term at present of 20 years) and uses limited public warehousing space in Brisbane. In addition, the Company completed the relocation of its enameling operations in fiscal 1999 to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation commencing mid-November 1998. In Irvine, California, the Company leases its home office and a 57,000 square foot U.S. distribution center under leases scheduled to expire in 2002. The 27,000 square foot distribution center in Charlotte, North Carolina was leased in February 2000 for a period of five years with a renewal option for a further five years. As in Australia, additional public warehouse space is leased for short terms. See "Description of Business--Manufacturing" and "Description of Business--Distribution".

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

   The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares as of March 31, 2000 by (i) each person or entity known to the Company to own beneficially 10% or more of the outstanding Ordinary Shares, and (ii) all directors and executive officers of the Company as a group:

                                                Amount and Nature
 Title of Class  Name of Beneficial Owner   of Beneficial Ownership(1) Percent of Class
 --------------  ------------------------   -------------------------- ----------------
 Ordinary Shares Sam Linz................           1,303,439 (2)           28.9%
                 All directors and
                 executive officers
                 as a group (10
                 persons)................           1,725,826               40.7%

(1) Applicable percentage of ownership for each shareholder is based on 4,541,652 Ordinary Shares outstanding as of March 31, 2000, together with applicable options for such shareholders. Includes 203,038 Ordinary Shares issuable upon the exercise of stock options granted under the Executive Share Option Plan but excludes 161,091 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan. There are an additional 44,972 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Share Option Plan. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares subject to options exercisable within sixty (60) days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

(2) Includes 162,205 Ordinary Shares held by Rebel Concepts Pty Limited ("Concepts"), a company in which Mr. Linz owns a 72.5% interest, with Mr. Robert Gavshon and Mr. John Price, (or companies associated with them), each a director of the Company, owning the remaining 22.5% and 5.0%, respectively, 167,402 Ordinary Shares held by Geblon Pty Limited ("Geblon"), a company in which Mr. Linz and Mr. Gavshon each have a 50% ownership interest, with Mr. Linz retaining voting control of the company and 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.

                           EXCHANGE RATE INFORMATION

   The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On January 31, 2000, the Noon Buying Rate was US$0.6382 = A$1.00. The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Australian dollars.

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

                                                                          Period
Twelve Months Ended January 31,                 Average(1)   High   Low    End
-------------------------------                ------------ ------ ------ ------
1996
  First Quarter...............................    0.7383    0.7590 0.7229 0.7282
  Second Quarter..............................    0.7248    0.7442 0.7088 0.7385
  Third Quarter...............................    0.7508    0.7704 0.7312 0.7595
  Fourth Quarter..............................    0.7427    0.7607 0.7339 0.7463
1997
  First Quarter...............................    0.7717    0.7915 0.7483 0.7875
  Second Quarter..............................    0.7926    0.8025 0.7727 0.7727
  Third Quarter...............................    0.7895    0.7998 0.7731 0.7917
  Fourth Quarter..............................    0.7908    0.8162 0.7623 0.7623
1998
  First Quarter...............................    0.7786    0.7982 0.7574 0.7806
  Second Quarter..............................    0.7572    0.7866 0.7349 0.7478
  Third Quarter...............................    0.7279    0.7508 0.6866 0.7011
  Fourth Quarter..............................    0.6709    0.7126 0.6357 0.6845
1999
  First Quarter...............................    0.6650    0.6868 0.6440 0.6520
  Second Quarter..............................    0.6082    0.6520 0.5867 0.6070
  Third Quarter...............................    0.5985    0.6328 0.5550 0.6250
  Fourth Quarter..............................    0.6279    0.6457 0.6070 0.6297
2000
  First Quarter...............................    0.6374    0.6620 0.6179 0.6620
  Second Quarter..............................    0.6583    0.6712 0.6415 0.6522
  Third Quarter...............................    0.6482    0.6633 0.6300 0.6376
  Fourth Quarter..............................    0.6451    0.6687 0.6265 0.6382

--------
(1) Determined by averaging the closing price for each date in the period.

ITEM 5. NATURE OF TRADING MARKET.

Market Information

   Effective October 11, 1999 the Company's Ordinary Shares were traded on The Nasdaq Stock Market(R) ("Nasdaq") under the symbol BBQZ, as represented by ADSs, pursuant to changes to Nasdaq requirements, in terms of which the Company was no longer required to add the letter "Y" to the end of its Nasdaq ticker symbol. The ADSs are represented by American Depositary Receipts issued by Morgan Guaranty Trust Company as Depositary. Each American Depositary Share represents one Ordinary Share of the Company.

   From April 1987 through December 1996, the Company listed its Ordinary Shares for trading on the ASE. In December 1996, the Company voluntarily delisted from the ASE and since such time, there had been no established foreign public market for the Ordinary Shares or ADSs.

   The following table sets forth the range of high and low closing sale prices of the American Depositary Shares on Nasdaq for the fiscal periods indicated.

Fiscal Period                                                    High     Low
-------------                                                  -------- -------
Fiscal Year ended January 31, 1999
  First Quarter............................................... US$11.00 US$6.38
  Second Quarter..............................................    10.19    7.25
  Third Quarter...............................................     7.50    2.63
  Fourth Quarter..............................................     7.63    4.50
Fiscal Year ended January 31, 2000
  First Quarter...............................................  US$7.81 US$5.69
  Second Quarter..............................................     8.38    6.25
  Third Quarter...............................................     7.50    5.94
  Fourth Quarter..............................................     9.75    2.50

   As of March 15, 2000, there were 17 holders of record of American Depositary Shares and 32 additional holders of record of the Company's Ordinary Shares. Of the Ordinary Shares, to the Company's knowledge, nine holders of record reside in the United States. The Company is unable to determine how many holders of record of American Depositary Shares reside in the U.S.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITYHOLDERS.

Restrictions on Foreign Ownership; Antitakeover Restrictions.

   Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totalling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. However, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs are owned by foreign persons or their associates then the level of foreign ownership of the Company's equity securities will be approximately 65.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

   The Company has additionally provided that all stock options outstanding under the Company's Executive Share Option Plan at such time as the Company becomes subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of the outstanding Ordinary Shares of the Company shall become immediately exercisable for a period of up to 120 days, measured from the date the Board notifies the optionee of the takeover bid. Similarly, the Company has provided that all stock options outstanding under the Company's 1997 Share Option Plan at such time as the Company is acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan which became exercisable on February 1, 1999 and 375,116 Ordinary Shares underlying stock options granted under the Company's 1997 Share Option Plan, which, barring acceleration, will become exercisable as to 213,650 in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003 and as to 161,466 in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004 according to the terms of the 1997 Share Option Plan. Such investment restrictions and dilutive acceleration events could have a material adverse effect on the Company's ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers Act) to acquire the Company, including attempts that might result in a premium over market price to holders of ADSs. See "Item 12--Executive Share Option Plan" and "Item 12-- 1997 Share Option Plan."

   The Constitution of the Company contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Constitution , among other things, (i) in effect divide the Board of Directors of the Company into three classes, which serve for staggered three-year terms, (ii) provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present, (iii) require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors, and (iv) authorize the Board of Directors, without any vote or action by shareholders of the Company, to issue, out of the Company's authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter. Although the Company currently has no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior share that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third party to acquire control of the Company.

   In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. Under the existing law, the rate of Australian tax on capital gains realized by non-residents of Australia is 36% for companies and, for individuals, the rate of tax increases from 29% to a maximum of 47%. The rate of Australian tax for non-resident companies will reduce to 34% for the 2001 income year (for most taxpayers, the year ended June 30, 2001) and to 30% thereafter. Non-resident individuals are entitled to an exemption of 50% of otherwise taxable capital gains on the disposal of Ordinary Shares or ADSs that have been held for 12 months or more. These circumstances are described in "Item 7--Taxation."

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

   Dividends which are paid to the Company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the Company's "foreign dividend account" ("FDA"). Where the Company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the Company is an FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of an FDA dividend gives rise to a debit in the Company's FDA account. The Australian Federal Government has announced that it intends to extend the dividend withholding tax exemption to all types of foreign income derived by an Australian company with effect from July 1, 2001. As part of this extension, the FDA will be replaced by a "foreign income account" ("FIA").

   Sales of ADSs or Ordinary Shares. U.S. residents who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together with associates) 10% or more of the issued share capital of a public Australian company are not liable for Australian capital gains tax on the disposal of shares or ADSs of such company.

   U.S. residents are subject to Australian capital gains tax on the disposal of shares or ADSs of a private Australian company where the disposal consideration exceeds the cost base unless such a gain is exempt from Australian tax under the Treaty. The rate of Australian tax on taxable capital gains realized by U.S. residents is 36% for companies, reducing to 34% for the 2001 income year (for most taxpayers, the year ending June 30, 2001) and 30% thereafter. For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the shares or ADSs are held for 12 months or more, an individual is entitled to an exemption of 50% of the otherwise taxable capital gain. U.S. residents who are subject to Australian tax on capital gains made on the disposal of shares or ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

   A company listed on a stock exchange (a "Listed Company") will be treated as a private company in respect of a fiscal year for Australian tax purposes if it is closely held (i.e. at any time during that fiscal year, not less than 75% of the paid up capital of the Company, voting power or dividend rights are held by 20 or fewer persons), unless the Australian Commissioner of Taxation (the "Commissioner"), pursuant to the discretion granted to him, rules that such company will be treated as a public company for such fiscal year. As the ADSs are listed for quotation on Nasdaq, the Company will be deemed a Listed Company. The Company currently qualifies as a public Australian company; however, because the ownership of the Company must be continuously monitored, there can be no assurance that the Company will not become closely held, thereby losing its public company status.

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

ITEM 8. SELECTED FINANCIAL DATA.

                                                   Selected Consolidated Financial Data
                                                       Seven Months
                                Fiscal Year Ended      Ended January
                                    June 30,              31,(1)           Twelve Months Ended January 31,(1)
                               --------------------  ------------------  ------------------------------------------
                                 1995       1996       1996      1997      1997       1998       1999       2000
                               ---------  ---------  --------  --------  ---------  ---------  ---------  ---------
                                                    In thousands, except per share data
Statement of Operations Data:
Net sales...............       A$138,057  A$141,691  A$92,074  A$98,752  A$148,369  A$179,325  A$224,984  A$260,683
Cost of goods sold (2)..          92,290     98,158    62,789    67,955    103,324    122,072    152,708    176,261
                               ---------  ---------  --------  --------  ---------  ---------  ---------  ---------
Gross margin............          45,767     43,533    29,285    30,797     45,045     57,253     72,276     84,422
Selling, general and
 administrative
 expenses...............          40,058     39,339    24,328    25,740     40,751     48,992     61,796     72,358
Store pre-opening
 costs..................              64        153       114       200        239        435        810        411
Relocation and closure
 costs (3)..............             --         875       --        461      1,336         20        --         --
                               ---------  ---------  --------  --------  ---------  ---------  ---------  ---------
Operating income........           5,645      3,166     4,843     4,396      2,719      7,806      9,670     11,653
Equity in income of
 affiliates, net of
 tax....................             963        836       709       252        379        547        514        551
Interest expense........           2,230      2,262     1,619     1,593      2,236      3,334      2,163      2,276
Other expense (income)
 (4)....................             --      (2,303)   (2,303)    1,132      1,132        --         --         --
                               ---------  ---------  --------  --------  ---------  ---------  ---------  ---------
Income (loss) before
 income tax.............           4,378      4,043     6,236     1,923       (270)     5,019      8,021      9,928
Income tax expense
 (benefit)..............             573         98     1,286       366       (822)     1,488      2,814      3,714
                               ---------  ---------  --------  --------  ---------  ---------  ---------  ---------
Net income..............       A$  3,805  A$  3,945  A$ 4,950  A$ 1,557  A$    552  A$  3,531  A$  5,207  A$  6,214
                               =========  =========  ========  ========  =========  =========  =========  =========
Basic earnings per share
 (5)....................       A$   0.86  A$   0.89  A$  1.11  A$  0.38  A$   0.13  A$   1.43  A$   1.15  A$   1.37
                               =========  =========  ========  ========  =========  =========  =========  =========
Diluted earnings per
 share (5)..............       A$   0.86  A$   0.89  A$  1.11  A$  0.38  A$   0.13  A$   1.18  A$   1.13  A$   1.34
                               =========  =========  ========  ========  =========  =========  =========  =========
Weighted average shareso
 utstanding (5).........           4,450      4,450     4,450     4,073      4,228      2,473      4,542      4,542
                               =========  =========  ========  ========  =========  =========  =========  =========
In thousands
Balance Sheet Data:
Working capital                A$ 26,856  A$ 24,710  A$25,139  A$22,552  A$ 22,552  A$ 36,917  A$ 41,162  A$ 41,210
Total assets............          67,624     66,562    67,544    67,970     67,970     82,074    101,202    112,879
Total long-term debt....          17,690     15,819    11,631    34,276     34,276     18,121     29,030     25,929
Shareholders' equity....          26,326     27,817    30,349    10,165     10,165     43,927     49,113     54,923
Selected U.S. Operating
 Data:
Stores open at period-
 end....................              17         21        19        25         25         34         43         51
Average net sales per
 store (in thousands)
 (6)....................       A$  1,630  A$  1,572  A$   862  A$   822  A$  1,579  A$  1,731  A$  2,292  A$  2,287
Comparable store sales
 increase (7)...........            21.2%      10.0%     10.0%      4.1%       6.5%      18.9%      10.9%      14.6%
Selling square feet (in
 thousands).............            51.3       59.5      55.7      72.7       70.2       96.6      129.8      168.7
Sales per selling square
 foot...................       A$    519  A$    489  A$   279  A$   251  A$    469  A$    538  A$    637  A$    637
Selected Australian
 Operating Data:
Stores open at period-
 end....................              31         31        32        32         32         32         33         35
Average net sales per
 store (in thousands)
 (6)....................       A$  1,844  A$  2,081  A$ 1,446  A$ 1,658  A$  2,222  A$  2,411  A$  2,702  A$  2,791
Comparable store sales
 increase (8)...........             4.3%       8.1%      6.0%     10.6%      11.6%       5.0%       8.8%       3.9%
Selling square feet (in
 thousands).............           273.9      279.9     272.3     281.3      276.6      291.2      307.1      332.3
Sales per selling square
 foot...................       A$    216  A$    230  A$   165  A$   182  A$    256  A$    265  A$    282  A$    289

-------
(1) As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31 (effective January 31, 1997).
(2) Cost of goods sold includes the cost of merchandise sold during the periods, warehouse, distribution and store-level occupancy costs.

(3) Includes A$262,000 incurred during the year ended June 30, 1996 in connection with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and a A$369,000 provision accrued in January 1997 in connection with the planned relocation of the Company's enameling facilities.
(4) Includes a A$2.3 million gain during the year ended June 30, 1996, related to the Company's sale of its equity interest in GLG New Zealand and a A$1.1 million charge incurred in December 1996 in connection with the Capital Reduction and delisting.
(5) Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net earnings available to ordinary shareholders, as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of Ordinary Shares and dilutive ordinary share equivalents for the period.
(6) For stores open at beginning of period indicated.
(7) The number of comparable stores used to compute such percentages was 17 for each of fiscal 1995 and 1996, 16 and 19 for the seven-month periods ended January 31, 1996 and 1997 respectively and 19, 25, 33 and 43 for the fiscal years ended January 31, 1997, 1998, 1999 and 2000 respectively.
(8) The number of comparable stores used to compute such percentages was 32 and 31 for fiscal 1995 and 1996 respectively, 31 and 33 for the seven-month periods ended January 31, 1996 and 1997 respectively and 33, 34, 33 and 33 for the fiscal years ended January 31, 1997, 1998, 1999 and 2000 respectively.

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

                                                       Quarter Ended
                          ---------------------------------------------------------------------------
                          Apr. 30,  July 31, Oct. 31,  Jan. 31,  Apr. 30,  July 31, Oct. 31, Jan. 31,
                            1998      1998     1998      1999      1999      1999     1999     2000
                          --------  -------- --------  --------  --------  -------- -------- --------
                                            In thousands, except per share data
Statement of Operations
 Data:
Net sales...............  A$36,744  A$54,433 A$58,102  A$75,705  A$46,515  A$62,847 A$65,158 A$86,163
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....    25,117    36,492   40,258    50,841    32,804    42,033   44,319   57,105
                          --------  -------- --------  --------  --------  -------- -------- --------
Gross margin............    11,627    17,941   17,844    24,864    13,711    20,814   20,839   29,058
Selling, general and
 administrative
 expenses...............    12,462    15,273   16,028    18,054    14,899    17,904   18,599   20,956
Store pre-opening
 costs..................       147       282      243       138       496       100       42     (227)
Relocation and closure
 costs..................        15       --       (11)      (25)      --        --       --       --
                          --------  -------- --------  --------  --------  -------- -------- --------
Operating income
 (loss).................      (997)    2,386    1,584     6,697    (1,684)    2,810    2,198    8,329
Equity in income of
 affiliates, net of
 tax....................        96       138      196        84        38       127       70      316
Interest expense........       388       446      666       663       519       568      626      563
                          --------  -------- --------  --------  --------  -------- -------- --------
Income (loss) before
 income tax.............    (1,289)    2,078    1,114     6,118    (2,165)    2,369    1,642    8,082
Income tax expense
 (benefit)..............      (502)      802      255     2,259      (834)    1,033      537    2,978
                          --------  -------- --------  --------  --------  -------- -------- --------
Net income (loss).......      (787)    1,276      859     3,859    (1,331)    1,336    1,105    5,104
Other comprehensive
 income (loss)..........       435       597     (515)     (185)   (1,256)      384      318      150
                          --------  -------- --------  --------  --------  -------- -------- --------
Net income (loss) after
 other comprehensive
 income (loss)..........  A$  (352) A$ 1,873 A$   344  A$ 3,674  A$(2,587) A$ 1,720 A$ 1,423 A$ 5,254
                          ========  ======== ========  ========  ========  ======== ======== ========
Basic earnings (loss)
 per share..............  A$ (0.17) A$  0.28 A$  0.19  A$  0.85  A$ (0.29) A$  0.29 A$  0.24 A$  1.12
                          ========  ======== ========  ========  ========  ======== ======== ========
Diluted earnings (loss)
 per share..............  A$ (0.17) A$  0.28 A$  0.19  A$  0.84  A$ (0.29) A$  0.29 A$  0.24 A$  1.11
                          ========  ======== ========  ========  ========  ======== ======== ========
Weighted average shares
 outstanding............     4,542     4,542    4,542     4,542     4,542     4,542    4,542    4,542
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

Overview

   Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of January 31, 2000, the Company owned and operated 35 stores in all six states in Australia and 54 stores (including three U.S. Navy concession stores) in ten states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and 11 franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

   The Company derives its revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. These categories represented 36.9%, 46.7%, 7.0% and 8.8% respectively, of the Company's net sales for the twelve months ended January 31, 2000, representing an 11.3%, 28.1%, 2.5% and (5.0%) increase/(decrease) over their respective net sales levels for the twelve months ended January 31, 1999.

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

Results of Operations

   The following table sets forth for the periods indicated, certain selected statement of operations data as a percentage of net sales:

                                                             Twelve Months
                                                            Ended Jan. 31,
                                                           -------------------
                                                           1998   1999   2000
                                                           -----  -----  -----
Statement of Operations Data:
Net sales................................................  100.0% 100.0% 100.0%
Cost of goods sold, warehouse, distribution and occupancy
 costs...................................................   68.1   67.9   67.6
                                                           -----  -----  -----
Gross margin.............................................   31.9   32.1   32.4
Selling, general and administrative expenses.............   27.3   27.5   27.7
Store pre-opening costs..................................    0.2    0.3    0.2
                                                           -----  -----  -----
Operating income.........................................    4.4    4.3    4.5
Equity in income of affiliates, net of tax...............    0.3    0.2    0.2
Interest expense.........................................    1.9    0.9    0.9
                                                           -----  -----  -----
Income before income tax.................................    2.8    3.6    3.8
Income tax expense.......................................    0.8    1.3    1.4
                                                           -----  -----  -----
Net income...............................................    2.0%   2.3%   2.4%
                                                           =====  =====  =====

   There has been no material impact of inflation and changing prices on the Company's net sales and operating income for the twelve months ended January 31, 1998 through 2000, respectively.

Twelve Months ended January 31, 2000 compared to Twelve Months ended January 31, 1999

   Net sales increased by approximately A$35.7 million, or 15.9% to A$260.7 million for the fiscal year ended January 31, 2000 from A$225.0 million for the fiscal year ended January 31, 1999. Eight new stores were opened in the United States during the twelve months ended January 31, 2000 of which six were in existing markets and the remaining two in Arboretum and South Park, North Carolina. A further four franchise stores were opened during this period. In Australia, two new stores were opened, three stores were relocated and one store was refurbished during this period. Comparable group store sales increased 7.2% and contributed A$11.5 million to the increase in net sales. Comparable store sales increased 14.6% in the U.S. and 3.9% in Australia. Increased sales of A$24.9 million also resulted from stores not forming part of the comparative store sales, including eight new stores which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$0.5 million increase in sales to Australian licensees, partially offset by a A$1.2 million decrease in Australian wholesale sales.

   Gross margin increased approximately A$12.1 million, or 16.7% to A$84.4 million for the fiscal year ended January 31, 2000 from A$72.3 million for the fiscal year ended January 31, 1999. Gross margin percentage increased to 32.4% during the fiscal year ended January 31, 2000 from 32.1% during the comparable period in 1999. The increase in gross margin percentage was mainly attributable to product mix, leverage off a higher sales base and improved manufacturing efficiencies.

   Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$10.6 million, or 17.2% to A$72.4 million for the fiscal year ended January 31, 2000 from A$61.8 million for the fiscal year ended January 31, 1999. As a percentage of net sales, selling, general and administrative expenses increased to 27.7% during the fiscal year ended January 31, 2000 from 27.5% during the comparable period in 1999 primarily due to increased freight costs and rebates to wholesale customers.

   Store pre-opening expenses decreased by A$399,000 to A$411,000 for the fiscal year ended January 31, 2000 from A$810,000 for the comparable period in 1999 due to the number and timing of United States' store opening expenditure.

   Operating income increased by A$2.0 million to A$11.7 million for the fiscal year ended January 31, 2000 from A$9.7 million for the fiscal year ended January 31, 1999.

   Income from affiliates increased by A$37,000 to A$551,000 for the fiscal year ended January 31, 2000 from A$514,000 for the fiscal year ended January 31, 1999. This increase resulted mainly from an increase in the profitability of Bromic, offset by a decrease in profitability of GLG.

   Interest expense increased by A$0.1 million to A$2.3 million for the fiscal year ended January 31, 2000 from A$2.2 million for the fiscal year ended January 31, 1999. The increase resulted mainly from the increase in the number of new stores in the United States and general working capital requirements.

   The Company's effective tax rate was 37.4% for the fiscal year ended January 31, 2000 and 35.1% for the comparable period. The increase in effective rate is as a result of the higher proportion of taxed U.S.A. earnings as well as the write-down of the deferred tax asset to reflect the incoming reduction of company taxation rates in Australia.

Twelve Months ended January 31, 1999 compared to Twelve Months ended January 31, 1998

   Net sales increased by approximately A$45.7 million, or 25.5%, to A$225.0 million for the fiscal year ended January 31, 1999 from A$179.3 million for the fiscal year ended January 31, 1998. Ten new stores were opened and one store closed in the United States during the twelve months ended January 31, 1999 of which three were in existing markets and the remaining seven in Greensboro and Cary, North Carolina, Sterling, Fairfax Fredricksburg and Springfield, Virginia and White Marsh, Maryland. In Australia, one new store was opened and three stores refurbished or relocated. Comparable group store sales increased 17.3% and contributed A$21.9 million to the increase in net sales. Comparable store sales increased 10.9% in the United States and 8.8% in Australia. Increased sales also resulted from stores not forming part of the comparative store sales, including new stores opened in the U.S. in the previous twelve months. The balance of the increased sales was primarily attributable to a A$1.9 million increase in Australian licensing and a A$0.8 million increase in Australian wholesale.

   Gross profit increased approximately A$15.0 million, or 26.2%, to A$72.3 million for the fiscal year ended January 31, 1999 from A$57.3 million for the fiscal year ended January 31, 1998. Gross margin percentage increased to 32.1% during the fiscal year ended January 31, 1999 from 31.9% during the fiscal year ended

January 31, 1998. The increase in gross margin was primarily attributable to the reduced cost of goods arising from the weak Australian dollar, purchased by the U.S. operation from Australia. This was partially offset by product sales mix at the Company's newer U.S. stores and pricing pressures on lower end barbecues in Australia.

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

Liquidity and Capital Resources

   The Company has historically financed its operations through cash flow from operations and bank borrowings. In November 1997, the Company completed the Offering, raising net proceeds of approximately US$13.8 million (approximately A$19.7 million). These funds have been used as set forth in this Annual Report in the section titled "Item 16--Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds."

   In June 1998, the Company and ANZ entered into a credit facility (the "ANZ Facility"), revised from a previous facility entered into in July 1994. The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice. Under this revised facility, the Company and its subsidiaries have access to facilities up to A$49.6 million comprising a multi-option, overdraft, leasing, foreign currency and other facilities in principal amount of A$35.15 million, real property loans in principal amount of A$8.45 million and a further seasonal trade finance facility of A$6.0 million. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined in the paragraph following) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company, including The Galore Group (USA) , Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA"). The property loans accrue interest at rates varying from 6.8% to 7.4% per annum and are secured by registered first mortgages over the respective freehold properties of the Company.

   In February 1995, Barbeques Galore Inc., the Company's U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch Business Financial Services, Inc., ("Merrill Lynch") which has been amended from time to time. As of January 31, 2000, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the "Merrill Lynch Facility"). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

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

   For the fiscal years ended January 31, 2000, 1999 and 1998, cash flow provided by (used in) operating activities was A$10.7 million, A$6.5 million and A$(1.1) million, respectively. The cash used in operations primarily reflects the increase in inventory levels related to the Company's build-up of inventories and the increased number of stores in the United States.

   Net cash flows used in investing activities for the fiscal years ended January 31, 2000, 1999 and 1998 were A$5.5 million, A$13.1 million and A$4.5 million, respectively. The cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States, store refurbishments in Australia and the acquisition of properties as detailed in "Item 2--Description of Property." The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion.

   The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities and from the net proceeds from the Offering.

   At January 31, 2000 the Company had working capital of A$41.2 million and maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under its borrowing arrangements with ANZ and Merrill Lynch.

   The Company believes the ANZ and Merrill Lynch Facilities are sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

New Pronouncements by Financial Accounting Standards Board

   Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") was issued by the Financial Accounting Standards Board in June 1998 and, as amended, is effective for the Company's fiscal year commencing February 1, 2001. Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

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

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

   Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

   The Company's functional currency is the Australian dollar although it transacts a portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in U.S. dollars.

   The Company's Australian operations generally hedge a major portion of its imports against exchange rate fluctuations with respect to the Australian dollar. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition.

   The notional amount of foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable is set out below. The counterparties to the contracts, are major financial institutions and the risk of loss to the Company in the event of non-performance by a counterparty, is not significant.

                                January 31, January 31, January 31, January 31,
                                   1999        2000        1999        2000
                                ----------- ----------- ----------- -----------
                                (weighted average rate)    (in A$ thousands)
   Buy U.S. dollars
   Not later than one year.....   0.6335        Nil        $604        $Nil
                                  ======        ===        ====        ====

   The fair value of foreign currency contracts is not significant.

Interest Rate Risk

   As the Company has long-term debt under the facilities with ANZ and Merrill Lynch, it is exposed to changes in interest rates.

   The ANZ facility comprises bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 170 days. As of January 31, 1999 and January 31, 2000, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

                               January 31, January 31, January 31,  January 31,
                                  1999        2000         1999         2000
                               ----------- ----------- ------------ ------------
                                  (in A$ thousands)    (interest rate per annum)
   Bank bills.................   $15,721     $12,242   5.7%         6.2%
   Property loans.............     8,450       8,450   6.9% to 9.6% 6.8% to 7.4%

   As of January 31, 2000, the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly.

   The Company's total long-term debt matures as follows:

        Year ending January 31,                               (in A$ thousands)
        -----------------------                               -----------------
        2001.................................................      $    22
        2002.................................................       20,692
                                                                   -------
                                                                   $20,714
                                                                   =======

   The fair value of long term debt is not significant.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT.

   The executive officers, directors and key employees of the Company are as follows:

          Name            Age Position
          ----            --- --------
Directors and Executive
 Officers of the Company
Sam Linz................   60 Chairman of the Board
Robert Gavshon (1)(2)...   52 Deputy Chairman of the Board and General Counsel
John Price..............   49 Head of Research and Product Development and Director
Sydney Selati...........   61 President--Galore USA and Director
Edgar Berner (1)(2).....   68 Director
Gordon Howlett (1)(2)...   58 Director
David Glaser............   51 Company Secretary
David James.............   39 Chief Financial Officer
Kevin Ralphs............   46 Chief Financial Officer--Galore USA
Benjamin Ramsey.........   45 Executive Vice President--Galore USA

Key Employees--Australia
Gary Heading............   49 General Manager of Retail/Licensees--Barbeques Galore
                              (Aust) Pty Limited
Jeffrey Fisher..........   33 Retail Development Manager--Barbeques Galore (Aust) Pty
                              Limited
William Lyons...........   57 Managing Director of Manufacturing--Park-Tec Engineering
                              Pty Limited and Australian Enamellers Pty Limited
Ian Redmile.............   48 General Manager--Pricotech Leisure Brands Pty Limited
Peter Spring............   41 Chief Operating Officer
Gary Whitehouse.........   50 General Manager of Logistics

Key Employees--United
 States
Michael Varley..........   53 Vice President of Purchasing, Distribution and Product
                              Development
Austin Yeh..............   52 Vice President and Director of Staff Training

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

   SAM LINZ has served as Chairman of the Board since joining the Company in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited ("Rebel"), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and was a major shareholder until he sold his interest in July 1997. Prior to joining the Company, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 33 years of experience in the retail industry.

   ROBERT GAVSHON joined the Company in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel. Mr. Gavshon was one of the founders of Rebel and was a shareholder until he sold his interest in July 1997. Prior to joining the Company, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 18 years of experience in the retail industry.

   JOHN PRICE joined the Company in 1981 as General Manager of Wholesale and has served as Head of Research and Product Development since June 1989, and as Director of the Company since November 1989. Prior to joining the Company, Mr. Price helped found and was Managing Director of Cook-On-Gas Products Pty Limited, a developer and manufacturer of consumer gas products which was acquired by the Company in 1981. Mr. Price has over 27 years of experience in the development and marketing of consumer gas products.

   SYDNEY SELATI has served as Director of the Company since July 1997 and President of Galore USA since May 1988. From 1984 until 1988, Mr. Selati was President of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby's and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Linz. Mr. Selati has over 33 years of experience in the retail industry.

   EDGAR BERNER was appointed as a non-executive Director of the Company on September 1, 1998. Mr Berner is a private investor and consultant to emerging companies. He is presently Vice President and on the Board of Directors of RealAge, Inc., a privately held internet health information company and also serves on the Board of Directors of Hot Topic, Inc., (NASDAQ), a teen oriented retail chain of stores and Garden Fresh, Inc., (NASDAQ) a national soup and salad buffet restaurant chain.

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

   BENJAMIN RAMSEY joined the Company in March 1993 and held several management positions within Galore USA until August 1999 when he was appointed Executive Vice President. Mr Ramsey previously spent 10 years associated with 7-Eleven Food Stores/Southland Corporation in managerial positions and was subsequently a franchise holder for a further 4 years.

   JEFFREY FISHER joined the Company in 1993 as Retail Development Manager of Retail/Licensees for Barbeques Galore (Aust) Pty Limited, an operating subsidiary of the Company. Prior thereto, Mr Fisher served for five years as Retail Development Manager for John Danks & Son and also held various retail management positions with the Coles Myer group of companies.

   GARY HEADING joined the Company in 1983 and served as National Operations Manager of Retail/Licensees since 1996 before his appointment in May 1999 to the position of General Manager of Retail/Licensees for Barbeques Galore
(Aust) Pty Limited.

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

   PETER SPRING was appointed Chief Operating Officer--Australian Operations in May 1999, having earlier served as General Manager of Retail/Licensees for Barbeques Galore (Aust) Pty Limited since October 1995. Prior thereto, Mr. Spring served as General Manager of Operations for Pricotech and has served the Company since its inception in 1977.

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

   AUSTIN YEH has served as Vice President and Director of Staff Training since August 1999. Prior to that and from May 1994, Mr Yeh served as Vice President and Director of Operations for Galore USA. Prior to joining Galore USA, Mr. Yeh served for 15 years as Director of Operations for C&R Clothiers, a major menswear retailer.

   At least one-third of the Board of Directors of the Company is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. The Board of Directors has a Compensation Committee comprised of Messrs. Berner, Gavshon and Howlett that reviews and makes recommendations for remuneration packages for executive directors and senior executives, and an Audit Committee presently comprised of Messrs. Berner, Gavshon and Howlett that advises on the establishment and maintenance of internal controls and ethical standards as well as on the quality and reliability of financial information provided by the Company's independent auditors.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

   The aggregate annual compensation, including bonuses under the incentive program described below, paid by the Company to all directors and executive officers of the Company as a group for services (i) for the twelve-month period ended January 31, 1998 (nine persons) was A$1,462,568, (ii) for the twelve-month period ended January 31, 1999 (nine persons) was A$1,671,241 and
(iii) for the twelve month period ended January 31, 2000 (ten persons) was A$1,851,637. However, this aggregate compensation amount does not include any stock options granted to such individuals as more fully described below in the section titled "Item 12--Options to Purchase Securities from Registrant or Subsidiaries".

   The total amount set aside by the Company and its subsidiaries to provide superannuation benefits for such officers and directors for the twelve-month period ended January 31, 2000 was A$184,638.

   On February 1, 1999, the Company continued with an incentive program whereby certain executives would receive a bonus if certain budget objectives were attained during fiscal year 2000. Under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James would each receive a bonus of 20% and Mr. Selati, Mr. Lyons,

Mr. Spring, Mr. Redmile and Mr. Whitehouse would each receive a bonus of 10%, of their respective base salaries, if the Company achieved its budgeted pre-tax profit before trading contingencies for the fiscal year ending January 31, 2000. Mr. Selati, Mr. Lyons, Mr. Spring and Mr. Redmile would each receive an additional bonus of 10% of his base salary if his division achieved its budgeted operating contribution, regardless of whether or not the Company's budget was achieved. Additionally, Mr. Whitehouse would receive a bonus of 10% of his base salary if the Company's inventory level budget for fiscal 2000 was attained.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

   As of March 31, 2000 there were outstanding options to purchase a total of 578,154 Ordinary Shares granted by the Company, of which 364,129 were held by directors and officers of the Company. These outstanding options were granted under both the Company's Executive Share Option Plan and the 1997 Share Option Plan. There were no other warrants or rights to purchase the Company's Ordinary Shares outstanding as of March 31, 2000. The following table sets forth information concerning outstanding options as of March 31, 2000:

                                       Number Of    Price Per
                                    Ordinary Shares Ordinary       Option
                                     Under Option     Share   Expiration Date
                                    --------------- --------- ----------------
Executive Share Option Plan (1)....     203,038       A$8.38  February 1, 2002
1997 Share Option Plan (2).........     213,650      US$5.20  November 8, 2003
1997 Share Option Plan (2).........     161,466      US$6.38  January 6, 2005
Directors and Officers as a Group
 (3)...............................     364,129          --          --

--------
(1) Options under the Executive Share Option Plan will generally expire on the earlier of the Expiration Date or thirty days after the cessation of employment of the optionee (or the executive controlling the optionee, if the optionee is an entity (an "Entity Optionee")). For more information, see the "Executive Share Option Plan" description below.

(2) Options under the 1997 Share Option Plan will generally expire on the earlier of the Expiration Date or three months after the cessation of employment of the optionee. For more information, see the "1997 Share Option Plan" description below.

(3) Directors and Officers as a group received options under both the company's Executive Share Option Plan and the 1997 Share Option Plan. For more information on these plans, see the "Executive Share Option Plan" and the "1997 Share Option Plan" descriptions below.

Executive Share Option Plan

   On January 31, 1997, the Company adopted the Executive Share Option Plan (the "Executive Plan"), pursuant to which, a total of 203,038 Ordinary Shares were reserved for issuance. On January 31, 1997, the Board granted stock options comprising the entire share reserve under the Executive Plan. Each such stock option has an exercise price of A$8.38 per Ordinary Share. The Executive Plan terminated on December 31, 1997. Accordingly, no additional stock options will be granted under the Executive Share Option Plan. However, all options granted prior to the termination date of the Executive Plan are subject to the terms and conditions of the documents evidencing each such option.

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

1997 Share Option Plan

   The Company's 1997 Share Option Plan (the "1997 Plan") was adopted by the Board of Directors on October 1, 1997, and approved by the shareholders as of October 7, 1997. As of January 31, 2000, a total of 420,088 Ordinary Shares have been authorized for issuance under the 1997 Plan. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31 of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive stock option grants for more than 27,438 Ordinary Shares per calendar year.

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

   In the event that the Company is acquired by merger or asset sale, each outstanding stock option under the 1997 Plan will immediately accelerate and become fully exercisable for all of the shares subject to such outstanding options, unless such stock options are to be assumed or replaced by the successor corporation (or parent thereof). Any stock options that do not automatically accelerate upon the occurrence of a merger or asset sale of the Company, will immediately accelerate, and such repurchase rights will accordingly lapse, upon the involuntary termination of the optionee within 18 months after the effective date of the merger or asset sale. Stock options accelerated in connection with such involuntary termination will be exercisable as fully-vested shares until the earlier of (i) the expiration of the stock option term or (ii) a one (1)- year period measured from the effective date of the involuntary termination. The Plan Administrator has the authority to effect, with the consent of the affected option holders, the cancellation of outstanding stock options under the 1997 Plan in return for the grant of new stock options for the same or a different number of shares with an exercise price per share based upon the fair market value of the Ordinary Shares on the new grant date.

   The Board of Directors pursuant to a meeting on September 1, 1998, granted options to a Director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently cancelled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options granted to the same Director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004.

   As a result of decreases in the market price of the Company's Ordinary Shares, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancellation/regrant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was cancelled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option"), was granted in replacement thereof. The New Options are exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were cancelled and regranted under the program. During the fiscal year ended January 31, 2000, a total of 11,800 New Options were forfeited.

   In addition to the cancellation and regrant program on November 9, 1998, the Board of Directors granted further options to directors, an officer and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above.

   Pursuant to the aforementioned circulating resolution of directors, further options were granted to directors, officers and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004.

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

   In connection with the issuance and sale of the Notes, the Company granted stock options to purchase up to an aggregate of 203,038 Ordinary Shares under the Executive Share Option Plan to Messrs. Sam Linz, Robert Gavshon, Sydney Selati and John Price, who are directors and executive officers of the Company and to David James and Kevin Ralphs who are executive officers of the Company. See "Item 12--Options to Purchase Securities and Registrant or Subsidiaries."

Transactions with Affiliates

   The Company holds a one-third ownership interest in Bromic, which supplies gas valves and related products to the Company. Bromic receives approximately 19% of its revenues from sales to the Company, which in turn is Bromic's second largest customer. In the year ended January 31, 2000, the Company purchased approximately A$3.4 million of products from Bromic. Subsequent to January 31, 2000, the Company invested A$2.0 million for a one-third equity interest in Renegade Gas Pty Limited ("Renegade"), an Australian company which recently entered the gas distribution business. Renegade is affiliated to Bromic which recently commenced operations in the U.S.A.

   In addition, the Company holds a 50% equity interest in GLG, which supplies the Company with grills, burners and other products. GLG receives approximately 90% of its revenues from sales to the Company, which in turn is GLG's largest customer. In the year ended January 31, 2000, the Company purchased approximately A$8.3 million of products from GLG.

Transactions Involving Principal Shareholders

   Messrs. Linz, Gavshon, Selati and Price beneficially own 28.9%, 6.1%, 3.8% and 1.6%, respectively, of the outstanding Ordinary Shares of the Company. Accordingly, these individuals may exert substantial influence over the business and affairs of the Company, including the election of the Company's directors and the outcome of corporate actions requiring shareholder approval.

   From time to time in the past, Messrs. Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand, to the Company to be used for general corporate purposes. Through these advances, the Company has been able to obtain funds at relatively attractive short-term borrowing rates of approximately 2% per annum below the overdraft rate charged to the Company by its bankers. As of July 31, 1997, the Company had repaid all amounts owing on such advances and terminated these borrowing arrangements. The Company has reinstated similar arrangements which the Board of Directors has determined are in the best interests of the Company.

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

   In connection with the Capital Reduction, the Company acquired from Mr. Selati, who is the President of Galore USA and a Director of the Company, his 15% interest in the company, in exchange for the issuance to Mr. Selati of 137,189 Ordinary Shares valued at A$1,000,000. The Company elected Mr. Selati to its Board of Directors on July 21, 1997.

   Mr. Linz's sister, together with her husband in one instance and her husband and son in three other instances, owns four entities ("Related Franchisors"), each of which operates one franchised Barbeques Galore store in Orange County, California. The Related Franchisors' franchise agreements provide the Related Franchisors with the exclusive right to open, upon Company approval, additional Barbeques Galore stores within a specified territory in Orange County.

   Pursuant to his appointment as a non-executive Director of the Company on September 1, 1998, options to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share were granted by the Company to Mr. Edgar Berner under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently cancelled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options to the same Director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004. See "Item 12--Options to Purchase Securities from Registrant or Subsidiaries."

   Pursuant to the cancellation and regrant program on November 9, 1998, options to purchase up to an aggregate of 46,250 Ordinary Shares at a price of US$5.20 per Ordinary Share were granted by the Company to Directors and an Executive Officer under the 1997 Plan, excerisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Sydney Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares and Mr. Gordon Howlett and Mr. David James each received a grant of 2,500 Ordinary Shares. Pursuant to the aforementioned circulating resolution of directors, options to purchase up to an aggregate of 75,195 Ordinary Shares at a price of US$6.38 per Ordinary Share were granted to Directors and Executive Officers under the 1997 Plan, exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 20,200 Ordinary Shares, Mr. Sydney Selati received a grant of 10,100 Ordinary Shares, Mr. John Price received a grant of 6,425 Ordinary Shares, Mr. David James received a grant of 5,300 Ordinary Shares, Mr. Benjamin Ramsey received a grant of 4,000 Ordinary Shares, Mr. Edgar Berner received a grant of 4,410 Ordinary Shares, Mr. Kevin Ralphs received a grant of 3,185 Ordinary Shares, Mr. David Glaser received a grant of 750 Ordinary Shares and Mr. Gordon Howlett received a grant of 625 Ordinary Shares. See "Item 12--Options to Purchase Securities from Registrant or Subsidiaries."

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

                                   PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

   Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES.

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

   On December 3, 1999 the Company announced that its Board of Directors had authorized the repurchase of up to 450,000 Ordinary Shares of Barbeques Galore Limited common stock as market conditions become favourable. The purchase program will expire on January 31, 2002 or upon reaching an aggregate purchase quantity of 450,000 Ordinary Shares. To date, the Company has not repurchased any Ordinary Shares pursuant to the repurchase program. Purchases pursuant to the program will be made as part of an effective use of the Company's resources.

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

   The Company has used the net proceeds of the offering as follows:

   Approximately US$8.4 million (approximately A$12.0 million) was used to repay indebtedness incurred under the ANZ Facility. Approximately US$1.8 million was used to repay all outstanding indebtedness under the Merrill Lynch Facility. The remaining funds, approximately US$3.6 million (approximately A$5.1 million), have been used to fund a portion of the Company's operations and investing activities and to continue the expansion of the Company's operations in the United States.

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

   The financial statements and independent auditors' reports are included on pages 40 to 61 of this Annual Report.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Barbeques Galore Limited

   We have audited the accompanying consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of January 31, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended January 31, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 2000 and 1999 and the results of their operations and their cash flows for the years ended January 31, 2000, 1999 and 1998, in conformity with generally accepted accounting principles in the United States.

/s/ KPMG
KPMG
March 10, 2000
Sydney, Australia

                            BARBEQUES GALORE LIMITED

                          CONSOLIDATED BALANCE SHEETS

                                      January 31, January 31,    January 31,
                                         1999        2000            2000
                                      ----------- ----------- ------------------
                                         (in A$ thousands     (in US$ thousands
                                        except share data)    except share data)
Assets
Current assets:
Cash and cash equivalents...........   $    811    $     33        $    21
Accounts receivable, net............     11,916      14,792          9,440
Inventories, net....................     47,095      54,022         34,477
Deferred income taxes...............      2,238       2,368          1,511
Prepaid expenses and other current
 assets.............................      1,346       1,039            663
                                       --------    --------        -------
Total current assets................     63,406      72,254         46,112
Non-current assets:
Receivables from affiliates.........        848         748            477
Property, plant and equipment, net..     32,620      34,970         22,318
Goodwill, net.......................      1,418       1,327            847
Deferred income taxes...............      1,030       1,646          1,051
Other non-current assets............      1,880       1,934          1,234
                                       --------    --------        -------
Total assets........................   $101,202    $112,879        $72,039
                                       ========    ========        =======
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued
 liabilities........................   $ 16,753    $ 26,014        $16,602
Payables to related parties.........      1,060         700            447
Payables to affiliates..............        168          47             30
Current maturities of long-term
 debt...............................        172          22             14
Current portion of obligations under
 capital leases.....................      2,029       2,405          1,535
Income taxes payable................      2,062       1,856          1,184
                                       --------    --------        -------
Total current liabilities...........     22,244      31,044         19,812
Non-current liabilities:
Long-term debt......................     24,171      20,692         13,206
Obligations under capital leases,
 excluding current portion..........      4,859       5,237          3,342
Other long-term liabilities.........        815         983            627
                                       --------    --------        -------
Total liabilities...................     52,089      57,956         36,987
                                       --------    --------        -------
Shareholders' equity:
Ordinary shares, no par value--
 authorized 27,437,853 shares;
 4,541,652 issued shares............     40,733      40,733         25,996
Accumulated other comprehensive
 income.............................      1,509       1,105            705
Retained earnings...................      6,871      13,085          8,351
                                       --------    --------        -------
Total shareholders' equity..........     49,113      54,923         35,052
                                       --------    --------        -------
Total liabilities and shareholders'
 equity.............................   $101,202    $112,879        $72,039
                                       ========    ========        =======

          See accompanying notes to Consolidated Financial Statements.

                            BARBEQUES GALORE LIMITED

                       CONSOLIDATED STATEMENTS OF INCOME

                          Year ended  Year ended  Year ended      Year ended
                          January 31, January 31, January 31,    January 31,
                             1998        1999        2000            2000
                          ----------- ----------- ----------- ------------------
                               (in A$ thousands, except       (in US$ thousands,
                               share and per share data)       except share and
                                                               per share data)
Net sales...............   $179,325    $224,984    $260,683        $168,766
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....    122,072     152,708     176,261         114,111
                           --------    --------    --------        --------
Gross margin............     57,253      72,276      84,422          54,655
Selling, general and
 administrative
 expenses...............     48,992      61,796      72,358          46,845
Store pre-opening
 costs..................        435         810         411             266
Relocation and closure
 costs..................         20          --          --              --
                           --------    --------    --------        --------
Operating income........      7,806       9,670      11,653           7,544
                           --------    --------    --------        --------
Equity in income of
 affiliates, net of
 tax....................        547         514         551             356
Interest expense........      3,334       2,163       2,276           1,473
                           --------    --------    --------        --------
Income before income
 tax....................      5,019       8,021       9,928           6,427
Income tax expense......      1,488       2,814       3,714           2,404
                           --------    --------    --------        --------
Net income..............      3,531       5,207       6,214           4,023
Other comprehensive
 income (loss)..........        977         332        (404)           (262)
                           --------    --------    --------        --------
Net income after other
 comprehensive income
 (loss).................   $  4,508    $  5,539    $  5,810        $  3,761
                           ========    ========    ========        ========
Earnings per share:
Basic earnings per
 share..................   $   1.43    $   1.15    $   1.37        $   0.89
                           ========    ========    ========        ========
Diluted earnings per
 share..................   $   1.18    $   1.13    $   1.34        $   0.87
                           ========    ========    ========        ========
Weighted average shares
 outstanding (in
 thousands).............      2,473       4,542       4,542           4,542
                           ========    ========    ========        ========


          See accompanying notes to Consolidated Financial Statements.

                            BARBEQUES GALORE LIMITED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                           Accumulated
                                               Additional     Other     Retained      Total
                           Shares    Ordinary   Paid-In   Comprehensive Earnings  Shareholders'
                         Outstanding  Shares    Capital      Income     (Deficit)    Equity
                         ----------- --------  ---------- ------------- --------- -------------
                           ('000)        (in A$ thousands, except share and per share data)
Balances at January 31,
 1997...................    1,844    $ 6,720    $  4,613     $  200      $(1,368)    $10,165
Net income..............      --         --          --         --         3,531       3,531
Dividend of $0.2715 per
 share..................      --         --          --         --          (499)       (499)
Foreign currency
 translation
 adjustment.............      --         --          --         977          --          977
Issuance of ordinary
 shares.................    1,500      5,460      18,149        --           --       23,609
Conversion of
 convertible notes......    1,198      4,360       5,682        --           --       10,042
Initial public offering
 (the "Offering")
 costs..................      --         --       (3,898)       --           --       (3,898)
Other...................      --          (8)          8        --           --          --
                            -----    -------    --------     ------      -------     -------
Balances at January 31,
 1998...................    4,542     16,532      24,554      1,177        1,664      43,927
Net income..............      --         --          --         --         5,207       5,207
Foreign currency
 translation
 adjustment.............      --         --          --         332          --          332
Offering costs..........      --         --         (353)       --           --         (353)
Transfer of balance of
 additional paid-in
 capital to ordinary
 shares on July 1, 1998
 resulting from
 amendments to the
 Australian Corporations
 Law....................      --      24,201     (24,201)       --           --          --
                            -----    -------    --------     ------      -------     -------
Balances at January 31,
 1999...................    4,542     40,733         --       1,509        6,871      49,113
Net income..............      --         --          --         --         6,214       6,214
Foreign currency
 translation
 adjustment.............      --         --          --        (404)         --         (404)
                            -----    -------    --------     ------      -------     -------
Balances at January 31,
 2000...................    4,542    $40,733    $    --      $1,105      $13,085     $54,923
                            =====    =======    ========     ======      =======     =======

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


          See accompanying notes to Consolidated Financial Statements

                            BARBEQUES GALORE LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Year ended  Year ended  Year ended
                                              January 31, January 31, January 31,
                                                 1998        1999        2000
                                              ----------- ----------- -----------
                                                       (in A$thousands)
Cash flows from operating activities:
 Net income.................................    $ 3,531     $ 5,207     $ 6,214
 Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
 Depreciation and amortization..............      4,236       5,975       6,462
 Deferred income taxes......................        118         (42)       (245)
 Amounts set aside to provisions............       (925)        602         349
 Undistributed income of affiliates.........       (219)       (317)        (52)
 Loss (gain) on sale of property, plant and
  equipment.................................        (52)         73         (10)
 Changes in operating assets and
  liabilities:
 Receivables and prepaid expenses...........     (2,316)     (2,510)     (3,118)
 Inventories................................     (9,185)     (3,800)     (7,091)
 Other assets...............................        (81)        (59)          4
 Accounts payable and accrued liabilities...      3,755       1,392       8,192
                                                -------     -------     -------
Net cash provided by (used in) operating
 activities.................................     (1,138)      6,521      10,705
                                                -------     -------     -------
Cash flows from investing activities:
 Proceeds from sale of property, plant and
  equipment.................................        322          28         139
 Capital expenditures.......................     (5,000)    (13,181)     (5,777)
 Loan repayments received...................        181          43         100
                                                -------     -------     -------
Net cash (used in) investing activities.....     (4,497)    (13,110)    ( 5,538)
                                                -------     -------     -------
Cash flows from financing activities:
 Repayment of long-term debt................    (34,111)    (10,021)    (18,129)
 Proceeds from long-term debt...............     24,274      19,450      14,500
 Bank overdraft proceeds (repayments).......     (1,826)         --          --
 Principal payments under capital leases....     (1,782)     (1,844)     (2,316)
 Dividend paid..............................       (499)         --          --
 Proceeds from issuance of ordinary shares..     23,609          --          --
 Offering costs.............................     (3,898)       (353)         --
                                                -------     -------     -------
  Net cash (used in) provided by financing
   activities...............................      5,767       7,232      (5,945)
                                                -------     -------     -------
Effects of exchange rate fluctuations.......          4           2          --
                                                -------     -------     -------
Net increase (decrease) in cash and cash
 equivalents................................        136         645        (778)
Cash and cash equivalents at beginning of
 period.....................................         30         166         811
                                                -------     -------     -------
Cash and cash equivalents at end of period..    $   166     $   811     $    33
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

(f) Property, plant and equipment

   Property, plant and equipment are stated at cost. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. The method of depreciation and estimable useful lives over which property, plant and equipment is depreciated, are as follows:

                                                                Method     Years
                                                             ------------- -----
Building.................................................... Straight line    40
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


(g) Goodwill

   Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using an appropriate discount rate. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

                           BARBEQUES GALORE LIMITED

(h) Research and development, and advertising

   Research and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

                                             Year ended  Year ended  Year ended
                                             January 31, January 31, January 31,
                                                1998        1999        2000
                                             ----------- ----------- -----------
                                                      (in A$thousands)
   Research and development.................   $  924      $1,047      $ 1,014
   Advertising..............................    8,397       9,605       11,022
                                               ======      ======      =======

(i) Income taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not provide for income tax on foreign currency translation adjustments since it does not provide for such taxes on undistributed earnings of foreign subsidiaries.

(i) Share option plan

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, in 1996, under which the Company elected to continue following the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for its share option plan. Generally, compensation expense is recorded on the date of grant only if the market price of the underlying share exceeded the exercise price.

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

(m)  Impairment of long-lived assets and long-lived assets to be disposed of

   The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted operating net cash flows expected to be generated by the asset. If such assets are considered to be impaired, impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                           BARBEQUES GALORE LIMITED

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

(s) Foreign currency translation

   Foreign currency transactions are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the year end rates. Gains and losses from conversion of monetary assets and liabilities, whether realized or unrealized, are included in income before income taxes as they arise.

   Assets and liabilities of overseas subsidiaries are translated at year-end rates and operating results at the average rates ruling during the year.

   The information in US dollars in the consolidated balance sheets and consolidated statements of operations is presented solely for the convenience of the reader and has been translated at the spot rate on January 31, 2000 of US$0.6382 per A$1.00 and at the average rate for the fiscal year ended January 31, 2000 of US$0.6474 per A$1.00, respectively. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate.

                           BARBEQUES GALORE LIMITED

(t) Comprehensive income

   The only component of comprehensive income that impacts the Company is foreign currency translation adjustments. The net gain (loss) associated with the foreign currency translation adjustments for the years ended January 31, 1998, 1999 and 2000 was A$977,000, A$332,000 and A$(404,000), respectively.
Accumulated other comprehensive income at January 31, 1999 and 2000 consisted solely of foreign currency translation adjustments with credit balances of A$1.5 million and A$1.1 million, respectively.

2.  Derivative Financial Instruments

   The notional amount of foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable is set out below. The counterparties to the contracts are major financial institutions and the risk of loss to the Company in the event of non-performance by a counterparty is not significant.

                                January 31, January 31, January 31, January 31,
                                   1999        2000        1999        2000
                                ----------- ----------- ----------- -----------
                                (weighted average rate)    (in A$ thousands)
   Buy U.S. dollars
   Not later than one year.....   0.6335        Nil        $604        $Nil
                                  ======        ===        ====        ====

   The fair value of foreign currency contracts is not significant.

3. Accounts Receivable

   Accounts receivable consists of the following:

                                                         January 31, January 31,
                                                            1999        2000
                                                         ----------- -----------
                                                            (in A$ thousands)
   Trade accounts receivable............................  $ 11,682     $14,432
   Less: Reserve for doubtful accounts..................      (424)       (463)
                                                          --------     -------
                                                            11,258      13,969
   Other receivables....................................       658         823
                                                          --------     -------
                                                          $ 11,916     $14,792
                                                          ========     =======

4. Inventories

   The major classes of inventories are as follows:

                                                         January 31, January 31,
                                                            1999        2000
                                                         ----------- -----------
                                                            (in A$ thousands)
   Finished goods.......................................  $ 42,524     $50,018
   Work in progress.....................................     1,542       1,425
   Raw materials........................................     3,283       2,997
                                                          --------     -------
                                                            47,349      54,440
   Less: Reserve for obsolescence.......................      (254)       (418)
                                                          --------     -------
                                                          $ 47,095     $54,022
                                                          ========     =======

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

   Prices charged between the Company and its affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end are as follows:

                                           Year ended  Year ended  Year ended
                                           January 31, January 31, January 31,
                                              1998        1999        2000
                                           ----------- ----------- -----------
                                                    (in A$ thousands)
   Purchases from affiliates:
   --Bromic...............................   $ 4,019     $ 2,729     $ 3,371
   --GLG Trading Pte Ltd..................     7,148       8,562       8,261
                                             -------     -------     -------
                                             $11,167     $11,291     $11,632
                                             =======     =======     =======
   Dividends received or due and
    receivable from affiliates:
   --Bromic...............................   $   250     $   --      $   200
   --GLG Trading Pte Ltd..................        83         197         299
                                             -------     -------     -------
                                             $   333     $   197     $   499
                                             =======     =======     =======

                                                         January 31, January 31,
                                                            1999        2000
                                                         ----------- -----------
                                                            (in A$ thousands)
   Receivable from affiliates (net):
   --Bromic.............................................   $  432      $  453
   --GLG Trading Pte Ltd................................      248         248
                                                           ------      ------
                                                           $  680      $  701
                                                           ======      ======
   Investment in affiliates.............................   $1,002      $1,054
                                                           ======      ======

                            BARBEQUES GALORE LIMITED

   Investments in affiliates are included in the balance sheet as other non-current assets. The investment in these companies is carried at the equity accounted value representing cost plus the Company's share of undistributed profits. Combined summarized, unaudited, financial data as at January 31, 1998, 1999 and 2000 is as follows:

                                            January 31, January 31, January 31,
                                               1998        1999        2000
                                            ----------- ----------- -----------
                                                     (in A$ thousands)
   Current assets..........................   $ 7,414     $ 7,605     $ 8,927
   Current liabilities.....................     4,038       3,334       4,558
                                              -------     -------     -------
   Working capital.........................     3,376       4,271       4,369
   Property, plant and equipment, net......     1,224       1,157       1,149
   Other assets............................       223          61         326
   Long-term debt..........................    (2,417)     (2,312)     (2,418)
                                              -------     -------     -------
   Shareholders' equity....................   $ 2,406     $ 3,177     $ 3,426
                                              =======     =======     =======
   Sales...................................   $18,460     $17,806     $20,545
                                              =======     =======     =======
   Gross margin............................   $ 4,571     $ 4,307     $ 4,514
                                              =======     =======     =======
   Net income..............................   $ 1,176     $ 1,164     $ 1,422
                                              =======     =======     =======

   Income statement information has been presented for the respective twelve-month periods. The balance dates of Bromic and GLG are June 30 and December 31, respectively.

6. Property, Plant and Equipment

                                                         January 31, January 31,
                                                            1999        2000
                                                         ----------- -----------
                                                            (in A$ thousands)
   Land and buildings...................................  $  9,275     $ 9,546
   Machinery and equipment..............................    21,097      24,651
   Leasehold improvements...............................    11,153      12,534
   Assets under capital leases..........................    11,587      12,940
                                                          --------     -------
                                                            53,112      59,671
   Less: Accumulated depreciation/amortization..........   (20,492)    (24,701)
                                                          --------     -------
                                                          $ 32,620     $34,970
                                                          ========     =======

7. Goodwill

                                                         January 31, January 31,
                                                            1999        2000
                                                         ----------- -----------
                                                            (in A$ thousands)
   Goodwill.............................................   $ 1,800     $1,800
   Less: Accumulated amortization.......................      (382)      (473)
                                                           -------     ------
                                                           $ 1,418     $1,327
                                                           =======     ======

                           BARBEQUES GALORE LIMITED

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

                                                         January 31, January 31,
                                                            1999        2000
                                                         ----------- -----------
                                                            (in A$ thousands)
   Store improvements...................................   $ 6,155     $7,132
   Machinery and equipment..............................     5,432      5,808
                                                           -------     ------
                                                            11,587     12,940
   Less: Accumulated amortization.......................    (4,836)    (5,269)
                                                           -------     ------
                                                           $ 6,751     $7,671
                                                           =======     ======

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

                                             January 31, January 31, January 31,
                                                1998        1999        2000
                                             ----------- ----------- -----------
                                                      (in A$ thousands)
   Rental expenses..........................   $11,948     $15,667     $18,765
                                               =======     =======     =======

   Future minimum capital lease payments and future minimum lease payments under non-cancelable operating leases as of January 31, 2000 are:

                                                            Capital  Operating
                                                            leases    leases
                                                            -------  ---------
                                                            (in A$ thousands)
   Year ending January 31,
   2001.................................................... $ 2,940   $15,631
   2002....................................................   2,124    14,733
   2003....................................................   1,715    12,563
   2004....................................................   1,653    10,639
   2005....................................................     400     9,313
   Years subsequent to 2005................................     --     20,835
                                                            -------   -------
   Total minimum lease payments............................   8,832   $83,714
                                                            =======   =======
   Less: Amounts representing interest.....................  (1,190)
                                                            -------
   Present value of net minimum capital lease payments.....   7,642
   Less: Current portion of obligations under capital
    leases.................................................  (2,405)
                                                            -------
   Obligations under capital leases, excluding current
    portion................................................ $ 5,237
                                                            =======

                           BARBEQUES GALORE LIMITED

9. Accounts Payable and Accrued Liabilities

   Accounts payable and accrued liabilities consist of the following:

                                                       January 31, January 31,
                                                          1999        2000
                                                       ----------- -----------
                                                          (in A$ thousands)
   Trade accounts payable.............................  $  7,394     $12,053
   Accrued liabilities................................     6,831      11,037
   Employees benefits.................................     2,123       2,577
   Other..............................................       405         347
                                                        --------     -------
                                                        $ 16,753     $26,014
                                                        ========     =======

10. Long-Term Debt

   Long-term debt consists of the following:

                                                         January 31, January 31,
                                                            1999        2000
                                                         ----------- -----------
                                                            (in A$ thousands)
   Current:
   Bank bills...........................................  $    172     $    22
                                                          ========     =======
   Non-current:
   Bank bills...........................................  $ 15,721     $12,242
   Property loans.......................................     8,450       8,450
                                                          --------     -------
                                                          $ 24,171     $20,692
                                                          ========     =======


   Effective June 1998, the Company and its subsidiaries have access to a facility with the Australia and New Zealand Banking Group Limited ("ANZ") (the "ANZ Facility") revised from a previous facility entered into in July 1994. Under this revised facility, the Company and its subsidiaries have access to facilities up to A$49,600,000, comprising a multi-option facility in principal amount of A$35,150,000, real property loans in principal amount of A$8,450,000 (secured by registered first mortgages over the respective freehold properties of the Company) and a further seasonal trade finance facility of A$6,000,000. As of January 31, 2000 the Company had not utilized A$27,400,000 of the total facility. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility detailed below) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company as well as The Galore Group
(USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore
USA").

   The ANZ facility comprises bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to approximately 170 days. As of January 31, 1999 and 2000, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

                              January 31, January 31, January 31,  January 31,
                                 1999        2000         1999         2000
                              ----------- ----------- ------------ ------------
                                 (in A$ thousands)    (interest rate per annum)
   Bank bills................   $15,721     $12,242   5.7%         6.2%
   Property loans............     8,450       8,450   6.9% to 9.6% 6.8% to 7.4%

                           BARBEQUES GALORE LIMITED

   All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company's performance and the normal terms and conditions, including financial covenants, applicable to bank lending. The Company was in compliance with the financial covenants set out in the ANZ Facility agreement as at January 31, 2000.

   The Company has historically renegotiated its credit facilities on similar terms and conditions. For this reason, the majority of the outstanding balance relating to bank bills and term loans is classified as a non-current liability.

   In February 1995, Barbeques Galore, Inc., the Company's U.S. operating subsidiary, entered into a five-year credit facility with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch") which has been amended from time to time. As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the "Merrill Lynch Facility"). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly. The aggregate rate as at January 31, 2000 was 8.42%. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by the Company and The Galore Group USA, Inc., the parent of Barbeques Galore, Inc.

   The Company's total long-term debt matures as follows:

   Year ending January 31,                                    (in A$ thousands)
   -----------------------                                    -----------------
   2001......................................................      $    22
   2002......................................................       20,692
                                                                   -------
                                                                   $20,714
                                                                   =======

11. Income Taxes

   Income before income taxes was taxed under the following jurisdictions:

                                             Year ended  Year ended  Year ended
                                             January 31, January 31, January 31,
                                                1998        1999        2000
                                             ----------- ----------- -----------
                                                      (in A$ thousands)
   Australia................................   $4,614      $7,822      $8,270
   United States............................      405         199       1,658
                                               ------      ------      ------
                                               $5,019      $8,021      $9,928
                                               ======      ======      ======

   The expense (benefit) for income taxes is presented below:

                                             Year ended  Year ended  Year ended
                                             January 31, January 31, January 31,
                                                1998        1999        2000
                                             ----------- ----------- -----------
                                                      (in A$ thousands)
   Current:
   Australia...............................    $1,107      $2,697      $2,929
   United States...........................       263         159       1,530
                                               ------      ------      ------
                                                1,370       2,856       4,459
                                               ======      ======      ======
   Deferred:
   Australia...............................       286          38          87
   United States...........................      (168)        (80)       (832)
                                               ------      ------      ------
                                                  118         (42)       (745)
                                               ------      ------      ------
                                               $1,488      $2,814      $3,714
                                               ======      ======      ======

                           BARBEQUES GALORE LIMITED

   Income tax expense differed from the amounts computed by applying the Australian federal income tax rate of 36% to pretax income as a result of the following:

                                           Year ended  Year ended  Year ended
                                           January 31, January 31, January 31,
                                              1998        1999        2000
                                           ----------- ----------- -----------
                                                    (in A$ thousands)
   Computed "expected" tax expense........   $1,807      $2,888      $3,574
   Increased (reduction) in income taxes
    resulting from:
   Restatement of net deferred tax assets
    pursuant to change in taxation rate...      --          --          221
   State taxes, net of federal tax
    benefit...............................       29          11          86
   Change in the valuation allowance......      (79)        --          --
   Equity in earnings of affiliates not
    subject to taxation...................     (196)       (185)       (198)
   Other, net.............................      (73)        100          31
                                             ------      ------      ------
                                             $1,488      $2,814      $3,714
                                             ======      ======      ======

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability is presented below:

                                                       January 31, January 31,
                                                          1999        2000
                                                       ----------- -----------
                                                          (in A$ thousands)
   Deferred tax assets:
   Provisions not presently deductible................   $1,294      $1,491
   Plant and equipment, due to differences in
    depreciation......................................      867         777
   Inventories, due to capitalized costs..............      490         945
   Leases, due to differences in lease payments,
    interest and amortization.........................       78           1
   Net operating loss carryforward....................       92         237
   Other..............................................      612         707
                                                         ------      ------
   Total deferred tax assets..........................   $3,433      $4,158
                                                         ------      ------
   Deferred tax liability:
   Prepayments........................................      165         144
                                                         ------      ------
   Total deferred tax liability.......................   $  165      $  144
                                                         ------      ------
   Net deferred tax asset.............................   $3,268      $4,014
                                                         ======      ======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset associated with the net operating loss carryforwards, the company will need to generate future taxable income of approximately A$694,000 prior to the expiration of the net operating loss carryforwards in 2012. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                           BARBEQUES GALORE LIMITED

12. Share Option Plans

 Executive Share Option Plan

   Effective January 31, 1997, the Company adopted an executive share option plan (the "Executive Plan") under which the Board of Directors granted certain members of management options to purchase Ordinary Shares in the Company. A total of 203,038 options were issued under the Executive Plan with an exercise price of A$8.38 per share and became exercisable on February 1, 1999 after which each optionholder became entitled to subscribe for one fully paid Ordinary Share. The options are not quoted and are due to expire on the earlier of the 5th anniversary from the issue date or, subject to certain conditions, on cessation of employment.

   The fair value of each share option grant was estimated to be A$1.12 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.49%; no dividend yield; expected life of 2.5 years and volatility of 17.97%.

 1997 Share Option Plan

   Under the terms of the Company's 1997 Share Option Plan (the "1997 Plan"), a total of 420,088 Ordinary Shares have been authorized for issuance. The 1997 Plan was adopted by the Board of Directors on October 1, 1997 and approved by the shareholders as of October 7, 1997.

   The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members, consultants and other independent advisers of the Company, or any parent or subsidiary) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eight-five per cent (85%) of their fair market value on the option grant date.

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

   The Board of Directors, pursuant to a meeting on September 1, 1998, granted options to a Director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently cancelled pursuant to a circulating resolution of the directors on January 10, 2000 and replaced with options granted to the same Director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal instalments on January 7, 2003, January 7, 2004 and December 7, 2004.

   As a result of decreases in the market price of the Company's Ordinary Shares, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancellation/regrant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was cancelled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option"), was granted in replacement thereof. The New Options are exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. All other

                           BARBEQUES GALORE LIMITED
terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were cancelled and regranted under the program. During the fiscal year ended January 31, 2000, a total of 11,800 New Options were forfeited.

   In addition to the cancellation and regrant program on November 9, 1998, the Board of Directors granted further options to directors, an officer and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above.

   Pursuant to the aforementioned circulating resolution of directors, further options were granted to directors, officers and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal instalments on January 7, 2003, January 7, 2004 and December 7, 2004.

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

   The fair value of the 48,250 share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 4.7%; no dividend yield and volatility of 84.42%. The incremental value of the 177,200 regranted options (reduced by 11,800 options forfeited during the 12 months ended January 31, 2000) was A$1.54 per option; due to unrecognized compensation costs per original option of A$8.04, the total compensation cost to be recognized from the date of regrant was A$9.58.

   The fair value of the 17,646 and 143,820 share option grants was estimated on the date of the grant using the Block-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.7%; no dividend yield and volatility of 78.35%.

   The expected lives and fair value of the options as at grant date are as hereunder:

       Number of                 Expected                             Weighted Average Fair
        Options                 Lives (yrs)                             Value Per Option
       ---------                -----------                           ---------------------
         165,400                    4.8                                      A$9.58
          48,250                    4.8                                        5.44
          17,646                    4.9                                        6.60
         143,820                    4.9                                        6.60
         -------                                                             ------
         375,116                                                             A$7.77
         =======                                                             ======

                           BARBEQUES GALORE LIMITED

   A summary of the status of the Company's Executive and 1997 Plan as of January 31, 1998, 1999 and 2000 and changes during the periods ended on those dates is presented below:

                                                    Weighted --     Options
                                                      average     exercisable
                                         Options   exercise price at year end
                                         --------  -------------- -----------
   Outstanding balance at January 31,
    1997................................  203,038      $ 8.38           --
                                                       ------       -------
   Granted..............................  199,400       16.44
                                         --------      ------       -------
   Outstanding balance at January 31,
    1998................................  402,438       12.37           --
                                                       ------       -------
   Granted..............................   65,896       10.00
   Forfeited............................  (22,200)      16.44
   Cancelled............................ (177,200)      16.44
   Regranted............................  177,200        8.20
                                         --------      ------       -------
   Outstanding balance at January 31,
    1999................................  446,134        8.55       203,038
                                                       ------       -------
   Cancelled............................  (17,646)      14.91
   Granted..............................  161,466        9.75
   Forfeited............................  (11,800)       8.20
                                         --------      ------       -------
   Outstanding balance at January 31,
    2000................................  578,154      A$8.70       203,038
                                         ========      ======       =======

   The weighted average fair value of options granted during the years ended January 31, 1998, 1999 and 2000 were A$10.76, A$5.38 and A$6.60 respectively.

   The following table summarizes information about share options outstanding at January 31, 2000:

       Number outstanding            Weighted-average                    Weighted--
         at January 31,            remaining contractual                  average
              2000                     life (years)                    exercise price
       ------------------          ---------------------               --------------
            203,038                         1.5                            A$8.38
             48,250                         3.8                              8.20
            165,400                         3.8                              8.20
             17,646                         4.9                              9.75
            143,820                         4.9                              9.75
            -------                         ---                            ------
            578,154                         3.3                            A$8.69
            =======                         ===                            ======

                           BARBEQUES GALORE LIMITED

   The Company applies APB Opinion No. 25 in accounting for its share option plans and, accordingly, no compensation cost has been recognized for its share options in the years ended January 31, 1998, 1999 and 2000, respectively. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                            Year ended  Year ended  Year ended
                                            January 31, January 31, January 31,
                                               1998        1999        2000
                                            ----------- ----------- -----------
                                            (in A$ thousands, except per share
                                                           data)
   Net income
     As reported...........................   $3,531      $5,207      $6,214
     Pro forma.............................   $3,239      $4,830      $5,894
   Primary earnings per share
     As reported...........................   $ 1.43      $ 1.15      $ 1.37
     Pro forma.............................   $ 1.31      $ 1.06      $ 1.30
   Diluted earnings per share
     As reported...........................   $ 1.18      $ 1.13      $ 1.34
     Pro forma.............................   $ 0.94      $ 1.05      $ 1.27

13. Commitments and Contingencies

   Product liability claims have been made against certain companies in the group which are not expected to result in any material loss to the Company.

14. Segments and Related Information

   The Company is engaged in the retail industry and operated through stores located in two geographic segments, Australia and the United States.

   The accounting policies of the reportable segments are the same as those described in note 1 of Notes to Consolidated Financial Statements. The Company measures the performance of its operating segments based on gross margin and operating income, which is defined as income before equity income of affiliates, net of tax, interest expense and income taxes. In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

                           BARBEQUES GALORE LIMITED

   Summarized financial information concerning the Company's reportable segments is as follows:


                                               Australia United States  Total
                                               --------- ------------- --------
                                                      (in A$ thousands)
   12 months to January 31, 2000
   Revenues from external customers........... $139,023    $121,660    $260,683
                                               ========    ========    ========
   Gross margin............................... $ 45,707    $ 38,715    $ 84,422
                                               ========    ========    ========
   Operating income........................... $  9,724    $  1,929    $ 11,653
                                               ========    ========    ========
   Total assets............................... $ 71,188    $ 41,691    $112,879
                                               ========    ========    ========
   12 months to January 31, 1999
   Revenues from external customers........... $130,011    $ 94,973    $224,984
                                               ========    ========    ========
   Gross margin............................... $ 42,827    $ 29,449    $ 72,276
                                               ========    ========    ========
   Operating income........................... $  9,438    $    232    $  9,670
                                               ========    ========    ========
   Total assets............................... $ 68,449    $ 32,753    $101,202
                                               ========    ========    ========
   12 months to January 31, 1998
   Revenues from external customers........... $117,613    $ 61,712    $179,325
                                               ========    ========    ========
   Gross margin............................... $ 38,468    $ 18,785    $ 57,253
                                               ========    ========    ========
   Operating income........................... $  7,309    $    497    $  7,806
                                               ========    ========    ========
   Total assets............................... $ 59,560    $ 22,514    $ 82,074
                                               ========    ========    ========

15. Related Party Transactions

   The Company shares premises and incurs rent and operating expenses on behalf of Rebel Sport Limited. Mr. Linz and Mr. Gavshon were directors and significant shareholders of Rebel Sport Limited up until July 10, 1997. These amounts are payable to the Company on 30 day terms. Messrs Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand, to the Company to be used for general corporate purposes at rates approximately 2% per annum below the overdraft rate charged to the Company by its bankers.

                                            Year ended  Year ended  Year ended
                                            January 31, January 31, January 31,
                                               1998        1999        2000
                                            ----------- ----------- -----------
                                                     (in A$ thousands)
   Interest costs incurred in respect of
    amounts advanced by directors or
    director related entities..............    $ 44        $102         $44
   Amounts advanced to Rebel Sport
    Limited................................     320         --          --
   Amounts reimbursed by Rebel Sport
    Limited................................     260         --          --
                                               ====        ====         ===

                           BARBEQUES GALORE LIMITED

16. Supplemental Disclosure of Cash Flow Information

                                             Year ended  Year ended  Year ended
                                             January 31, January 31, January 31,
                                                1998        1999        2000
                                             ----------- ----------- -----------
                                                      (in A$ thousands)
   Cash paid during the period for:
   Interest.................................   $3,362      $2,273      $2,273
   Income taxes.............................    2,163       2,114       3,685
                                               ======      ======      ======

   The Company acquired plant and equipment by means of capital leases, which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

                                          Year ended  Year ended  Year ended
                                          January 31, January 31, January 31,
                                             1998        1999        2000
                                          ----------- ----------- -----------
                                                   (in A$ thousands)
   Equipment acquired under capital
    leases...............................   $1,729      $3,589      $3,070
                                            ======      ======      ======

17. Pension Plans

   The Company has established two new superannuation funds, Barbeques Galore CustomSuper Plan (for all permanent full time and part time employees) and Barbeques Galore SuperLeader Plan (for all casual employees) and managed under the AMP CustomSuper and SuperLeader Master Trust Deeds respectively. Both new funds are successors to the defined contribution pension plans established by the Company and its Australian subsidiaries for the provision of benefits to their Australian employees on retirement, death or disability.

   The Company also sponsors a defined contribution plan in the United States covering substantially all employees who meet specified age and service requirements. Company contributions are discretionary.

   Contributions expensed under these plans were as follows:

                                             Year ended  Year ended  Year ended
                                             January 31, January 31, January 31,
                                                1998        1999        2000
                                             ----------- ----------- -----------
                                                      (in A$ thousands)
   Contribution expense.....................   $1,113      $1,355      $1,625
                                               ======      ======      ======

                            BARBEQUES GALORE LIMITED

18. Earnings Per Share

                              Year ended           Year ended           Year ended
                           January 31, 1998     January 31, 1999     January 31, 2000
                         -------------------- -------------------- --------------------
                                        Per                  Per                  Per
                                       share                share                share
                         Income Shares amount Income Shares amount Income Shares amount
                         ------ ------ ------ ------ ------ ------ ------ ------ ------
                               (in A$ thousands, except share and per share data)
Income.................. $3,531               $5,207               $6,214
                         ------               ------               ------
Basic EPS
Income available to
 common shareholders....  3,531 2,473  $1.43   5,207 4,542  $1.15   6,214 4,542  $1.37
                                       =====                =====                =====
Effect of Dilutive
 Securities
Convertible shares net
 of tax.................    504   919            --    --             --    --
Options deemed
 exercised..............    --     41            --     53            --     91
                         ------ -----         ------ -----         ------ -----
Diluted EPS
Income available to
 common shareholders
 plus assumed
 conversions............ $4,035 3,433  $1.18  $5,207 4,595  $1.13  $6,214 4,633  $1.34
                         ====== =====  =====  ====== =====  =====  ====== =====  =====

19. Subsequent Event

   The Company invested A$2.0 million for a one-third equity interest in Renegade Gas Pty Limited ("Renegade"), an Australian company which recently entered the gas distribution business. Renegade is affiliated to Bromic (refer note 5) which recently commenced operations in the U.S.A.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following documents are filed as part of this Annual Report on Form 20-
F:

                                                                           Page
                                                                          Number
                                                                          ------
   Independent Auditors' Report..........................................   40
   Consolidated Balance Sheets...........................................   41
   Consolidated Statements of Income.....................................   42
   Consolidated Statement of Shareholders' Equity........................   43
   Consolidated Statements of Cash Flows.................................   44
   Notes to Consolidated Financial Statements............................   45

(b) Exhibits

  Exhibit
   Number
  -------
   3.1*    Memorandum and Articles of Association.
   4.1*    Form of Specimen of American Depositary Receipt.
   4.2*    Form of Deposit Agreement among the Registrant, Morgan Guaranty
           Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder.
  10.1*    Executive Share Option Plan.
  10.2*    1997 Share Option Plan.
  10.3+    Major Agreements relating to the Registrant's credit facility with
           Australia and New Zealand Banking Corporation Group Limited ("ANZ"),
           including the formal Letter of Offer from ANZ to Directors of the
           Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the Company.
  10.4*    Major Agreements relating to the Registrant's U.S. operating subsidiary's credit facility with Merrill Lynch Business Financial
           Services Inc. ("Merrill Lynch"), including Term WCMA(R) Loan and
           Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and
           Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by
           the Registrant relating to WCMA(R) Note, Loan and Security Agreement
           No. 9502340701; Unconditional Guaranty by the Registrant relating to
           WCMA(R) Note, Loan and Security Agreement No. 231-07710; Term
           WCMA(R) Note No. 9502340701; Letter dated November 27, 1996 from
           Merrill Lynch to Galore USA re: WCMA(R) line of credit variation;
           Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter Agreement dated January 20, 1998 from Merrill Lynch to Galore USA re:
           amendment to WCMA(R) Note, Loan and Security Agreement No. 231-
           07T10, modifying locations of collateral and change in maturity date to February 28, 1998.
  10.5*    Deeds of purchase of Registrant's headquarters facility and assembly operations facility.
  10.6*    Lease dated as of March 6, 1992 by and between Galore USA and
           Phoenix Business Center Partners re: Irvine, California U.S.
           headquarters and distribution facility.
  10.7+    Contract for the sale of land for the Registrant's warehousing and distribution facility.
  10.8**   WCMA(R) Note, Loan and Security Agreement No. 231-07T10, as amended.
  10.9**   Deeds of purchase of Regisrant's headquarters facilty and assembly operations facility, as amended.
  10.10*** Major Agreements relating to the Registrant's credit facility with
           Australia and New Zealand Banking Corporation Group Limited ("ANZ"),
           including the formal Letter of Offer from ANZ to Directors of the
           Registrant, dated May 25, 1998; resolutions of the Directors of the
           Registrant, dated June 26, 1998 approving of the Letter of Offer from ANZ to the Registrant.
  10.11*** Contract for the sale of land for the Registrant's warehousing and distribution operations.
  23.1     Consent of KPMG.
  24.1     Powers of Attorney (see page 65).

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

                                 EXHIBIT INDEX

 Exhibit
  Number
 -------
  3.1*    Memorandum and Articles of Association.
  4.1*    Form of Specimen of American Depositary Receipt.
  4.2*    Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust
          Company of New York, as Depositary, and holders from time to time of
          ADSs issued thereunder.
 10.1*    Executive Share Option Plan.
 10.2*    1997 Share Option Plan.
 10.3+    Major Agreements relating to the Registrant's credit facility with
          Australia and New Zealand Banking Corporation Group Limited ("ANZ"),
          including the formal Letter of Offer from ANZ to Directors of the
          Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the Company.
 10.4*    Major Agreements relating to the Registrant's U.S. operating subsidiary's credit facility with Merrill Lynch Business Financial
          Services Inc. ("Merrill Lynch"), including Term WCMA(R) Loan and
          Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and
          Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by
          the Registrant relating to WCMA(R) Note, Loan and Security Agreement
          No. 9502340701; Unconditional Guaranty by the Registrant relating to
          WCMA(R) Note, Loan and Security Agreement No. 231-07710; Term WCMA(R)
          Note No. 9502340701; Letter dated November 27, 1996 from Merrill
          Lynch to Galore USA re: WCMA(R) line of credit variation; Letter and
          Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore
          USA re: WCMA(R) line of credit variation; Letter Agreement dated
          January 20, 1998 from Merrill Lynch to Galore USA re: amendment to
          WCMA(R) Note, Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28,
          1998.
 10.5*    Deeds of purchase of Registrant's headquarters facility and assembly operations facility.
 10.6*    Lease dated as of March 6, 1992 by and between Galore USA and Phoenix
          Business Center Partners re: Irvine, California U.S. headquarters and distribution facility.
 10.7+    Contract for the sale of land for the Registrant's warehousing and distribution facility.
 10.8**   WCMA(R) Note, Loan and Security Agreement No. 231-07T10, as amended.
 10.9**   Deeds of purchase of Regisrant's headquarters facility and assembly operations facility, as amended.
 10.10*** Major Agreements relating to the Registrant's credit facility with
          Australia and New Zealand Banking Corporation Group Limited ("ANZ"),
          including the formal Letter of Offer from ANZ to Directors of the
          Registrant, dated May 25, 1998; resolutions of the Directors of the
          Registrant, dated June 26, 1998 approving of the Letter of Offer from
          ANZ to the Registrant.
 10.11*** Contract for the sale of land for the Registrant's warehousing and distribution operations.
 23.1     Consent of KPMG.
 24.1     Powers of Attorney (see page 65).

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

                                  SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, Barbeques Galore, a corporation organized and existing under the laws of the Commonwealth of Australia, has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorised on May 1, 2000.

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

   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report on Form 20-F has been signed by the following in the capacities and on the dates indicated:

          /s/ Sam Linz               Chairman of the Board and       May 1, 2000
____________________________________  Director (Principal
              Sam Linz                Executive Officer)

        /s/ David James              Principal Financial and         May 1, 2000
____________________________________  Accounting Officer
            David James

       /s/ Robert Gavshon            Deputy Chairman of the Board    May 1, 2000
____________________________________  and Director
           Robert Gavshon

         /s/ John Price              Director                        May 1, 2000
____________________________________
             John Price

        /s/ Edgar Berner             Director                        May 1, 2000
____________________________________
            Edgar Berner

       /s/ Gordon Howlett            Director                        May 1, 2000
____________________________________
           Gordon Howlett

       /s/ Sydney Selati             Director and Authorized U.S.    May 1, 2000
____________________________________  Representative
           Sydney Selati