Form 20-F
period 2001-01-31
BARBEQUES GALORE LTD
filed 2001-05-01
CIK 1047326

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended January 31, 2001

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from             to

                       Commission file number 333-37259

                           BARBEQUES GALORE LIMITED
            (Exact name of registrant as specified in its charter)

   Australian Capital Territory, Australia               327 Chisholm Road, Auburn,
       (Jurisdiction of incorporation                    Sydney, NSW 2144 Australia
              or organization)                    (Address of principal executive offices)

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

                           4,541,652 Ordinary Shares

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

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

 PART I...................................................................   1
  Item  1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.........    1
  Item  2. OFFER STATISTICS AND EXPECTED TIMETABLE.......................    1
  Item  3. KEY INFORMATION...............................................    1
  Item  4. INFORMATION ON OUR COMPANY....................................   10
  Item  5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................   19
  Item  6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................   27
  Item  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............   34
  Item  8. FINANCIAL INFORMATION.........................................   37
  Item  9. THE OFFER AND LISTING.........................................   37
  Item 10. ADDITIONAL INFORMATION........................................   38
  Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....   42
  Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........   43
 PART II..................................................................  44
  Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............   44
  Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
           USE OF PROCEEDS...............................................   44
  Item 15. NOT APPLICABLE................................................   44
  Item 16. NOT APPLICABLE................................................   44
 PART III.................................................................  44
  Item 17. FINANCIAL STATEMENTS..........................................   44
  Item 18. FINANCIAL STATEMENTS..........................................   44
  Item 19. EXHIBITS......................................................   45
 SIGNATURES...............................................................  46

                                  TRADEMARKS

   BARBEQUES GALORE, TURBO, CAPT'N COOK, COOK-ON and BAR-B-CHEF are federally registered trademarks and/or service marks in the United States. We also use the phrases AMERICA'S LARGEST CHAIN OF BARBEQUE STORES and NOT A BARBECUE AISLE. A BARBECUE STORE as common-law trademarks in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, we have registered, among others, the names NORSEMAN and KENT, and additionally use the phrases YOUR OUTDOOR COOKING AND CAMPING STORE and WE KNOW THE OUTDOORS INSIDE OUT as common-law trademarks. This report contains other trade names, trademarks and service marks of ours and other organizations.

   This Annual Report on Form 20-F ("Annual Report") report contains certain statements of a forward-looking nature relating to future events affecting Barbeques Galore Limited ("Barbeques Galore" or the "Company"), a public limited company organized under the laws of Australia, or the markets or industries in which it operates or the future financial performance of the Company. You are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, you should specifically consider the various factors identified in this report, including the matters set forth under the caption "Item 3. Key Information-D. Risk Factors," which could cause events or actual results to differ materially from those indicated by such forward-looking statements. In addition, you should carefully review other information contained in this Annual Report and in our periodic reports and other documents filed with the Securities and Exchange Commission ("SEC"). Unless the context requires otherwise, references to "Barbeques Galore," "we," "our," "us" and similar terms, refer to Barbeques Galore Limited and its consolidated subsidiaries.

                                    PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

   Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

   Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

   You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected financial data for the fiscal year ended January 31, 1997 is derived from unaudited financial statements (see note 1). The selected financial data as of January 31, 1997, 1998 and 1999 and for the fiscal year ended January 31, 1998 is derived from our audited consolidated financial statements. We have not, however, included our audited consolidated financial statements for those periods in this Annual Report. The selected financial data as of January 31, 2000 and 2001 and for the fiscal years ended January 31, 1999, 2000 and 2001, is derived from our audited financial statements which have been audited by KPMG, independent auditors and is included in "Item 18. Financial Statements."

   Our consolidated financial statements are prepared in accordance with U.S. GAAP. Since our Ordinary Shares were delisted from the Australian Stock Exchange (the "ASE") on December 31, 1996, we have not declared nor paid any cash dividends on our Ordinary Shares, other than a dividend in an aggregate amount equal to A$500,000 which was paid on April 21, 1997. We do not anticipate paying any regular dividends on the Ordinary Shares or American Depositary Shares ("ADSs") in the foreseeable future. In addition, we are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined. See "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources."

                                     Year Ended January 31,  (/1/)
                              ------------------------------------------------
                                1997      1998      1999      2000      2001
                              --------  --------  --------  --------  --------
                                (In A$ thousands, except per share data)
Statement of Operations
 Data:
Net sales...................  $148,369  $179,325  $224,984  $260,683  $304,471
Cost of goods sold,
 warehouse, distribution and
 occupancy costs............   103,324   122,072   152,708   176,261   207,175
                              --------  --------  --------  --------  --------
Gross margin................    45,045    57,253    72,276    84,422    97,296
Selling, general and
 administrative expenses....    40,751    48,992    61,796    72,358    87,365
Store pre-opening costs.....       239       435       810       411       639
Relocation and closure
 costs (/2/)................     1,336        20       --        --        --
                              --------  --------  --------  --------  --------
Operating income............     2,719     7,806     9,670    11,653     9,292
Equity in income of
 affiliates, net of tax.....       379       547       514       551       340
Interest expense............     2,236     3,334     2,163     2,276     2,920
Other expense (/3/).........     1,132       --        --        --        --
                              --------  --------  --------  --------  --------
Income (loss) before income
 tax........................      (270)    5,019     8,021     9,928     6,712
Income tax expense
 (benefit)..................      (822)    1,488     2,814     3,714     2,229
                              --------  --------  --------  --------  --------
Net income..................  $    552  $  3,531  $  5,207  $  6,214  $  4,483
                              ========  ========  ========  ========  ========
Earnings per share: (/4/)
  Basic.....................  A$  0.13  A$  1.43  A$  1.15  A$  1.37  A$  0.99
                              ========  ========  ========  ========  ========
  Diluted...................  A$  0.13  A$  1.18  A$  1.13  A$  1.34  A$  0.96
                              ========  ========  ========  ========  ========
Weighted average shares
 outstanding: (/4/)
  Basic.....................     4,228     2,473     4,542     4,542     4,542
                              ========  ========  ========  ========  ========
  Diluted...................     4,400     3,432     4,595     4,633     4,689
                              ========  ========  ========  ========  ========
In thousands
Balance Sheet Data:
Working capital.............  $ 22,552  $ 36,917  $ 41,162  $ 41,210  $ 56,520
Total assets................    67,970    82,074   101,202   112,879   131,497
Total long-term debt........    34,276    18,121    29,030    25,929    36,554
Shareholders' equity........    10,165    43,927    49,113    54,923    64,232
Selected U.S. Operating
 Data:
Stores open at period-end...        25        34        43        51        61
Average net sales per store
 (in thousands) (/5/).......  $  1,579  $  1,731  $  2,292  $  2,287  $  2,661
Comparable store sales
 increase (/6/).............       6.5%     18.9%     10.9%     14.6%      6.4%
Selling square feet (in
 thousands).................      70.2      96.6     129.8     168.7     195.7
Sales per selling square
 foot.......................  $    469  $    538  $    637  $    637  $    660
Selected Australian
 Operating Data:
Stores open at period-end...        32        32        33        35        35
Average net sales per store
 (in thousands) (/5/) ......  $  2,222  $  2,411  $  2,702  $  2,791  $  2,721
Comparable store sales
 increase (/7/).............      11.6%      5.0%      8.8%      3.9%      1.4%
Selling square feet (in
 thousands).................     276.6     291.2     307.1     332.3     348.3
Sales per selling square
 foot.......................  $    256  $    265  $    282  $    289  $    273

--------
(/1/)As of April 9, 1997, we changed our fiscal year end from June 30 to January 31, (effective January 31, 1997).

(/2/)Includes A$262,000 incurred during the year ended June 30, 1996 in connection with the restructuring of our Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of our barbecue manufacturing operations and a A$369,000 provision accrued in January 1997 in connection with the planned relocation of our enameling facilities.

(/3/)Includes a A$1.1 million charge incurred in December 1996 in connection with our repurchase of shares from the public and delisting from the ASE. See "Item 4. Information on Our Company-A. History and Development of Our Company."

(/4/)Basic earnings per share are computed by dividing net income available to ordinary shareholders, by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net income available to ordinary shareholders, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, we use the treasury stock method.

(/5/)For stores open at beginning of period indicated.

(/6/)The number of comparable stores used to compute such percentages was 19, 25, 33, 43 and 52, for the fiscal years ended January 31, 1997, 1998, 1999, 2000 and 2001, respectively.

(/7/)The number of comparable stores used to compute such percentages was 33, 34, 33, 33 and 35, for the fiscal years ended January 31, 1997, 1998, 1999, 2000 and 2001, respectively.

Exchange Rates

   The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On January 31, 2001, the Noon Buying Rate was US$0.5480 = A$1.00. The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Australian dollars.

   Fluctuations in the exchange rate between the Australian dollar and the U.S. dollar may affect our earnings, the book value of our assets and shareholders' equity as expressed in Australian and U.S. dollars, and consequently may affect the market price for the ADSs. Such fluctuations will also affect the conversion into U.S. dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Item 9-The Offer and Listing-Price Range of our ADSs on the Nasdaq Stock Market(R) ("Nasdaq")" and "Item 10. Additional Information-D. Exchange Control-Restrictions on Foreign Ownership; Antitakeover Restrictions."

                                                                          Period
                                              Average (/1/)  High   Low    End
                                              ------------- ------ ------ ------
   Year Ended January 31,
   1999......................................    0.6271     0.6868 0.5550 0.6271
   2000......................................    0.6451     0.6640 0.6265 0.6382
   2001......................................    0.5734     0.6387 0.5112 0.5480
   Month
   October 2000..............................    0.5280     0.5450 0.5181 0.5181
   November 2000.............................    0.5218     0.5280 0.5112 0.5262
   December 2000.............................    0.5466     0.5590 0.5372 0.5560
   January 2001..............................    0.5552     0.5712 0.5432 0.5480
   February 2001.............................    0.5338     0.5540 0.5213 0.5248
   March 2001................................    0.5031     0.5292 0.4881 0.4881
   April 26, 2001............................                             0.5057

--------
(/1/)Determined by averaging the closing price for each date in the period.

B. CAPITALIZATION AND INDEBTEDNESS

   Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

   Not applicable.

D. RISK FACTORS

   The following are certain factors that should be considered in evaluating our business, financial conditions and results of operations. However, these factors should not be considered to be exclusive and you are urged to consider the statements made elsewhere herein and in our other publicly filed documents.

If we fail to successfully increase the number of Company-owned stores in the United States or complete the refurbishment of our stores in Australia, our growth rate will be detrimentally affected and our business could suffer.

   Our growth is dependent, in large part, upon our ability to successfully execute our Company-owned store expansion program in the United States and our store refurbishment in Australia.

   The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor and, if necessary, obtaining additional financing for those sites. We cannot assure you that we will be able to locate suitable store sites or enter into suitable lease agreements. In addition, we cannot assure you that, as we open new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. Our failure to open new stores or relocate or remodel existing stores on a timely basis or otherwise achieve our expansion plan could have a material adverse effect on our future business, operating results and financial condition.

If we fail to properly identify and address the challenges presented by our expansion into new markets, our business could be detrimentally affected.

   As part of our growth strategy, we intend to open stores in new markets where we will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by our store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those we have encountered in the past in our existing markets. As a result of our expansion program and entry into new markets, primarily in the United States, and our refurbishment in Australia, we have experienced, and expect to continue to experience, an increase in store pre-opening costs and refurbishment-related expenses. We cannot assure you that we will anticipate all of the challenges and changing demands that our expansion will impose on our management or operations. If we fail to obtain acceptance in markets in which we currently have limited or no presence, it would adversely affect our future operating results.

We rely on the services of certain experts and consultants to help implement our expansion plans, and if these experts and consultants fail to perform as required, this could detrimentally affect our business.

   The success of our growth strategy may also depend upon factors beyond our immediate control. We have retained outside real estate consultants to assist in site selection and lease negotiations and may depend, to an increasing extent, on the services of such consultants and other real estate experts as we accelerate the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect our new store expansion. Similarly, changes in national, regional or local real estate and market conditions could limit our ability to expand into target markets or sites.

Failure to hire, train and retain competent managers and personnel could have a material adverse affect on our business.

   If we determined or were required, to close a Barbeques Galore store, we would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if we were able to sublet such store, we may incur significant costs in writing off leasehold improvements. In addition, our proposed expansion plans will result in increased demand on our managerial, operational and administrative resources. In addition, we must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of our growth. Our failure to attract qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

Weakening economic conditions may have an adverse effect on our business and results of operation.

   The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse effects may be exacerbated by the significant current regional concentration of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

Changing merchandise trends or consumer demands could adversely affect our sales.

   Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend towards consumers spending more quality time together in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers' purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing operations or stores do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

If we fail to execute certain operational changes, our ability to implement our growth strategy would be adversely affected.

   We have identified a number of areas for improvement in our operations which will have a significant impact on the implementation of our growth strategy. We have, in recent years, replaced or upgraded our management information systems and currently plan to introduce automated replenishment of store inventory in Australia in the near term. We completed the relocation of our enameling operations in fiscal 1999, to the same facilities as our barbecue and home heater manufacturing operations adjacent to our Australian headquarters, with the in-line powder coating operation commencing mid-November 1998. In addition, we rearranged the assembly, warehouse and Australian distribution operations to further improve our production flow, inventory control and distribution management. The relocation of our enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs, required additional capital expenditures of approximately A$2.8 million and the obtaining of building, environmental and other governmental permits. In addition, as we expand into new regions or accelerate the rate of our U.S. store expansion, we may need additional warehouse capacity. In order to meet these needs, we leased a 27,000 square foot distribution center in Charlotte, North Carolina in February 2000 for a period of five years, with a renewal option for a further five years and may in the future, need to secure further distribution centers, expand our current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. We cannot assure you as to whether or when we will be able to effect our systems upgrades, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that we will not incur cost overruns or disruptions in our operations in connection therewith. Our failure to effect these and any other necessary operational changes on a timely basis would adversely affect our ability to implement our growth strategy and, therefore, our business, financial condition and operating results.

Intense competition in our market could prevent us from increasing or sustaining our revenues.

   The retail and distribution markets for barbecues and our other product offerings are highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. Our manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service, the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future. If we fail to compete effectively, we may be unable to increase our market share or our market share may decline which could adversely affect our revenues.

Our revenues fluctuate from period to period and are subject to various factors including seasonality and weather.

   Our business is subject to substantial seasonal variations which have caused and are expected to continue to cause, our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. Partially offsetting the effects of seasonality, we operate in both the Southern and Northern hemispheres, which have opposite seasons and offer fireplace products and (in Australia) home heaters, in the fall and winter months. However, sales of any of our major product lines (in particular home heaters), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past, experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross margins during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

We rely on certain computer systems to obtain daily sales information from our stores and to operate and monitor all major aspects of our business. Our failure to maintain and upgrade core computer systems which operate and monitor all major aspects of our business could have a material adverse effect upon our business.

   In the United States, we have installed a JDA Software Group Inc. ("JDA") system on an IBM AS400 platform which allows us to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. At the store level, we have installed Point of Sale ("POS") computer terminals as our cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by our POS terminals and transferred into the main JDA system daily. The store checkout registers are networked to an In-Store Processor ("ISP") which is located in the back office of each store. This makes consolidated data of each store's activity readily available on the ISP which is polled daily to transfer the captured store data back to head office for integration into the head office system. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis. In Australia, we have installed a SUN Systems Ultra 60 running a UNIX environment and a Microsoft NT Server for all our desktop applications with the Microsoft suite of software.

   Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based POS registers which manage all sales transactions and store based purchasing transactions. At the end of each day's processing, the data from each register is consolidated onto one register which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our existing management information systems in operating and monitoring all major aspects of our business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

Our success depends on several of our directors, senior management and employees, and they may not remain with us in the future.

   Our success is largely dependent on the efforts and abilities of our directors, senior management and employees, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Product Management and Development and Director, and Sydney Selati, President of Barbeques Galore, Inc., our U.S. operating subsidiary and Director. These individuals have an average of 18 years of experience with us and have chief responsibility for the development of our current business and growth strategies. During fiscal 2000, Benjamin A. Ramsey, Jr. was promoted to the newly created position of Executive Vice President of Barbeques Galore, Inc. and assumed responsibility for store operations, human resources, training and development, new store development and barbecue sales to real estate developers and contractors, and Peter Spring was promoted to the newly created position of Chief Operating Officer-Australia and assumed responsibility for the day-to-day operations. We do not have employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

We face business, political and economic risk because we transact business outside of the United States.

   Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a majority of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including:

  .  tariffs;

  .  customs duties and other trade barriers;

  .  difficulties in staffing and managing foreign operations;

  . political instability, expropriation, nationalization and other political risks;

  . foreign exchange controls, technology, export and import restrictions or prohibitions;

  .  delays from customs brokers or government agencies;

  .  seasonal reductions in business activity; and

  . subjection to multiple taxation regimes and potentially adverse tax consequences.

   Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

   We purchase certain of our finished inventory and manufacturing parts and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2001, we purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, approximately 25% of our merchandise purchases were obtained from our ten largest vendors. Although no vendor accounted for more than 5% of our merchandise purchases in such period, we consider certain barbecue brands to be significant to our business, especially in the United States. Also during such period, we purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. Sheet Metal Supplies Pty Limited ("SMS"), a steel distributor, Bromic Pty Limited ("Bromic"), an Australian gas components importer and Sandvik Australia Pty Limited ("Sandvik"), a stainless steel distributor, supplied us with approximately 14%, 9% and 7% respectively, of our factory parts and raw material purchases during this period and approximately 67% of our factory parts and raw material purchases were obtained from our ten largest suppliers. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of our key suppliers currently provide us with certain purchasing incentives, such as volume rebates and trade discounts. A reduction or discontinuance of these incentives could have an adverse effect on our business.

Our products and the personal use thereof are subject to certain government regulations which could influence product liability claims and impact the manner in which we distribute our products.

   Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. We cannot assure you that certain jurisdictions in which we operate will not impose additional restrictions on the sale or use of our products.

Product liability claims could materially adversely affect our customer relations and costs.

   Failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using one or more of our products. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. In the event of such an occurrence, we could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Even if such circumstances were beyond our control, our business, operating results and financial condition could be materially adversely affected. Although we maintain liability insurance in both Australia and the United States, we cannot assure you that such insurance will provide sufficient coverage in any particular case.

One of our former insurance providers has been placed into provisional liquidation and the impact of this on our insurance coverage is unclear.

   We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited ("HIH") during the 12 months ending June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its controlled entities ("HIH Group") have been placed into provisional liquidation and we have been advised that the Provisional Liquidators expect to be in a position to provide further information to policyholders during the coming weeks. In the interim, we have replaced these insurance policies with other insurers. We have no material claims against us in relation to the period during which we were covered by HIH. Furthermore, to the best of our knowledge and belief, we are unaware of any claims which may arise against us in relation to any events during the period which we were covered by HIH. It is also unknown at this stage what amounts, if any, would be recoverable from the Provisional Liquidators of the HIH Group were such claims to arise.

Our manufacturing and enameling operations are subject to government regulations.

   Our barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. Our distribution facilities are also subject to workplace safety and labor relations regulations. We believe that we are in substantial compliance with such regulations. As a barbecue and barbecue accessories store, we sell lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. We do not store containers of gas for barbecue grills in our stores. We store matches, lighters and the like in closed containers or in displays where the chance of activation is remote, and do not store these items near open flames. Our sale of certain products may result in technical violations of certain of our leases which prohibit the sale of flammable materials in or on the leased premises. Over our operating history, we have made our landlords aware that we sell these products. To date, no landlord has terminated or threatened termination of any lease due to these sales. Violations of these regulations and restrictions could have a material adverse effect on our business, operating results or financial condition.

We depend on third-party carriers to distribute our products.

   We manufacture a substantial portion of the barbecues and home heaters that we sell in our stores. We distribute merchandise to our stores primarily from our distribution centers located at our headquarters in Australia and Irvine, California and in Charlotte, North Carolina. In distributing merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia to the United States, as well as third-party surface freight carriers to transport all of our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

  .  mechanical risks;

  .  labor stoppages or strikes;

  .  inclement weather;

  .  import regulation;

  .  changes in fuel prices;

  .  changes in the prices of parts and raw materials; and

  .  economic dislocations and geopolitical trends.

   In addition, we believe that, while our distribution facilities are sufficient to meet our current needs, we may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

Failure of our franchisees and licensees to adhere to our standards could adversely affect customer loyalty and diminish our brand name and reputation.

   As of January 31, 2001, there were 49 licensed stores in Australia and 11 franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from us. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. We monitor our licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and require the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services, and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

   The majority of the licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

Foreign currency fluctuations could adversely affect our results.

   We prepare our consolidated financial statements in Australian dollars but a substantial portion of our revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, we are subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which we transact our business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar.

   However, in our U.S. operations, we have not, and currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could, thus, affect the market price for the ADSs. Although we do not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guaranty Trust Company as Depositary, of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Item 3. Key Information-A. Selected Financial Data-Exchange Rates" and "Item 9. The Offer and Listing-Price Range of our ADSs on the Nasdaq Stock Market(R) ("Nasdaq")."

ITEM 4. INFORMATION ON OUR COMPANY

A. HISTORY AND DEVELOPMENT OF OUR COMPANY

   We opened our first store in Sydney, Australia in 1977 to serve an unfilled niche in the retail market for versatile, well-designed barbecues. We incorporated in the Australian Capital Territory, Australia as a limited liability company on June 16, 1982. Since then, we have become the leading barbecue retailer in Australia, with an estimated 90% consumer awareness level and an approximately 30% retail market share. In 1980, we opened our first U.S. store in Los Angeles.

   During the 1980s, we vertically integrated our operations by expanding into barbecue manufacturing in order to capture higher margins, control product development and improve inventory flexibility and supply. Fireplace products and, in Australia, home heaters were added to take advantage of the winter selling season. In

Australia, we further diversified our product line through the addition of camping equipment and outdoor furniture, both of which complement our main barbecue line. Information concerning principal capital expenditure currently in progress, the distribution of these investments geographically and the method of financing is set out in "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources."

   In April 1987, we listed our Ordinary Shares on the ASE. In October 1996, as part of our plans to accelerate new store expansion in the United States, we announced our intention to repurchase shares from the public, delist from the ASE (pursuant to a transaction which was consummated as of December 31, 1996) and to seek capital in the United States. We consummated our initial public offering (the "Offering") in the United States in November 1997.

   Our principal executive and registered offices are located at 327 Chisholm Road, Auburn, NSW 2144, Australia. Our telephone number is 61 2 9704 4177. Our internet addresses are www.bbqgalore.com and www.barbequesgalore.com.au . Information contained in our web sites does not constitute a part of this document.

   Our agent for service in the United States is the President, Barbeques Galore Inc., 15041 Bake Parkway, Suite A, Irvine, California 92718, telephone
(949) 597 2400.

B. BUSINESS OVERVIEW

Description of Business

   We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. We base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. Our stores carry a wide assortment of barbecues and related accessories displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of January 31, 2001, we owned and operated 35 stores in all six states in Australia and 64 stores (including three U.S. Navy concession stores) in ten states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and 11 franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

   Our unique retailing concept differentiates us from our competitors by (i) offering an extensive selection of barbecues and related accessories to suit all consumer lifestyles, preferences and price points, (ii) showcasing these products at convenient store locations with a shopping environment that promotes the total barbecuing experience and (iii) providing exceptional customer service through well-trained sales associates who have in-depth knowledge of the products and understanding of customer needs. These competitive strengths are enhanced by our barbecue and home heater manufacturing operations, which enable us to realize higher margins, control product development and improve inventory flexibility and supply.

   Our growth strategy is to continue expansion of our U.S. store base and, where appropriate, to continue refurbishing (through relocating or remodeling), existing stores in Australia. During the twelve months ended January 31, 2001, we grew from 54 to 64 company-owned stores (including three U.S. Navy concession stores), representing a 19% increase in the number of company-owned stores in the United States. We currently plan to open four new company-owned stores in the United States in fiscal 2002, in existing established markets and to refurbish two of our older stores and relocate one. Of the four new company-owned stores, one has already opened during early March 2001, in Cupertino, California, just South of San Francisco, a further one store is scheduled to open during the first quarter of fiscal 2002 and two more during the second quarter of fiscal 2002. Looking ahead and in view of the uncertain economic climate in fiscal 2002, we are taking a cautious approach to our U.S. store expansion program. In addition, we initiated some time ago, a major refurbishment plan for our

Australian store base to enhance store productivity. During the twelve months ended January 31, 2001, two stores have been refurbished in Australia with an average increase in sales of approximately 8.1% during that period for those stores.

   The following table sets forth, for the periods indicated, the percentage of our main categories of product sold:

                                                               Year Ended
                                                               January 31,
                                                            -------------------
                                                            1999   2000   2001
                                                            -----  -----  -----
     Barbecues.............................................  67.5%  66.7%  67.9%
     Barbecue accessories..................................  10.3   11.5   12.3
     Camping equipment.....................................   7.8    8.1    5.9
     Heating and fireplace equipment.......................   9.9    7.7    7.6
     Outdoor furniture.....................................   4.5    6.0    6.3
                                                            -----  -----  -----
                                                            100.0% 100.0% 100.0%
                                                            =====  =====  =====

   We are engaged in the retail industry and operated through stores located in two geographical segments, Australia and the United States of America. The following table sets forth the geographical distribution of our revenues from external customers in A$ thousands and by percentage, for the periods indicated:

                                        Year Ended January 31,
                            -------------------------------------------------
                                 1999             2000             2001
                            ---------------  ---------------  ---------------
                                           (In A$ thousands)
Revenues from external
 customers
  Australia................  $130,011  57.8%  $139,023  53.3%  $141,701  46.5%
  United States of
   America.................    94,973  42.2%   121,660  46.7%   162,770  53.5%
                            --------- -----  --------- -----  --------- -----
    Total.................. A$224,984 100.0% A$260,683 100.0% A$304,471 100.0%
                            ========= =====  ========= =====  ========= =====

Seasonality; Weather; Fluctuations in Results

   Our business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. These seasonal trends result in our experiencing a loss during our first fiscal quarter.

   We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. Partially offsetting the effects of seasonality, we operate in both the Southern and Northern hemispheres which have opposite seasons and, we offer fireplace products and (in Australia), home heaters in the fall and winter months. However, sales of any of our major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past, experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason our sales or gross margins during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

Manufacturing

   In our Australian factory facilities, we manufacture barbecues under our proprietary Turbo, Capt'N Cook, Cook-On and Bar-B-Chef brands and certain private label brands, as well as home heaters under our proprietary Norseman and Kent brands. During the twelve months ended January 31, 2001, proprietary barbecue retail sales represented approximately 28% and 29% of our total net sales in the United States and Australia, respectively. We believe that controlling our own manufacturing operations allows us to realize higher margins, control product development and improve inventory flexibility and supply, without affecting our relationships with third party vendors. Our manufacturing operations are closely coordinated with our product management and development activities. We have a product management and development team which is dedicated to barbecue market analysis and product development. The ten members of this product management and development team have an average of over 15 years of industry experience. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with our other departments (in both the United States and Australia) and suppliers, to develop the annual Barbeques Galore product line. We expended approximately A$1.0 million during the twelve-month period ended January 31, 2001, on product management and development activities.

   In the manufacturing process, metal barbecue frames are fabricated and, depending upon requirements, vitreous enameled or powder coated at our factory, located at our headquarters in Sydney, Australia. Automated inhouse powder coating and painting facilities commenced during mid-November 1998 and replaced the outside powder coating and painting contractors. Gas barbecue manifolds are assembled by hand and tested individually at the factory for compliance with Australian Gas Association and American Gas Association standards. On completion of the decorative, surface finishing processes, the barbecue frames are delivered to the assembly and packaging area where they are assembled. In certain cases, product is shipped to our U.S. distribution center for assembly. We maintain strict quality control standards and our barbecues are under limited warranty for one to five years from the date of retail purchase, depending on the part being warranted.

   Management believes that our existing manufacturing, enameling and powder coating operations are sufficient to meet anticipated production increases that may arise from our current store expansion and growth strategy.

   In order to streamline our manufacturing operations to enhance production efficiencies, we relocated our barbecue manufacturing operations in July 1996 to the location of our corporate headquarters and distribution center in Sydney, Australia. We completed the relocation of our enameling operations in fiscal 1999 to the same facilities as our barbecue and home heater manufacturing operations, adjacent to our Australian headquarters, with the in-line powder coating operation commencing mid-November 1998. In addition, we rearranged the assembly, warehouse and Australian distribution operations to further improve our production flow, inventory control and distribution management. The relocation of our enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs, required additional capital expenditures of approximately A$2.8 million and the obtaining of building, environmental and other governmental permits. See "Item
3. Key Information-D. Risk Factors."

Purchasing

   We believe we have good relationships with our merchandise vendors and suppliers of parts and raw materials and do not anticipate that, as the number of our stores or our manufacturing volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

   Retail. We deal with our merchandise vendors principally on an order-by-order basis and do not maintain any long-term purchase contracts with any vendor. Merchandise is purchased for our U.S. and Australian stores by our central buying staffs in our respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including our product management and development team, store employees, focus groups, customer surveys, industry conventions and trade shows. During the twelve months ended January 31, 2001, we purchased our inventory from over 500 vendors in the United States, Australia and Asia. No single vendor accounted for more than 5% of merchandise purchases during this period, although we consider certain barbecue brands to be significant to our business, especially in the United States. We do not believe that the loss of any single brand, including those made by Weber-Stephen Products Co., Dynamic Cooking Systems or Onward Multi-Corp., would have a material adverse effect on our operating results. Approximately 25% of our merchandise purchases were obtained in such period from our ten largest vendors. See "Item 3. Key Information-D. Risk Factors."

   Manufacturing. We also purchase parts and raw materials for use in our manufacturing and enameling operations. During the twelve months ended January 31, 2001, our buying staffs purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during this period, other than SMS, Bromic and Sandvik which accounted for approximately 14%, 9% and 7% of these purchases, respectively. There are no formal supply contracts between us and any of our suppliers and in the case of SMS, prices are fixed for a year in advance. Other major suppliers of barbecue components include G.L.G. Trading Pte. Limited ("GLG"), a Singapore company that purchases grills, burners and other products directly from factories in China and Taiwan. We have a 50% ownership interest in GLG and a one-third ownership interest in Bromic. Approximately 67% of our factory parts and raw material purchases were obtained in such twelve-month period from our ten largest suppliers. In order to set production budgets, the price of certain parts and raw materials such as steel, is negotiated and fixed well in advance of production usage. We use back-up suppliers to ensure competitive pricing. In addition, some of our key suppliers currently provide us with certain purchasing incentives, such as volume rebates and trade discounts. See "Item
3. Key Information-D. Risk Factors"

Distribution

   We maintain a 57,000 square foot distribution center at our U.S. headquarters in Irvine, California, a 27,000 square foot distribution center in Charlotte, North Carolina and a 172,000 square foot combined distribution and warehousing facility as part of our Australian headquarters. In May 1998, we purchased, for approximately A$1.75 million, with an additional A$1.3 million (including A$320,000 for racking) needed to upgrade the property, a distribution facility nearby our existing Australian distribution facilities which replaced a leased distribution facility and eliminated the necessity to utilize significant public warehousing space in Sydney, in the foreseeable future. We also use smaller warehouses in Perth (operated by an independent distributor) and Brisbane, Australia, for our retail, licensee and wholesale distribution operations and lease additional public warehouse space in Sydney, Orange County, California and Texas, as necessary.

   Merchandise is delivered by vendors and suppliers to our distribution facilities and, in certain instances, directly to stores, where it is inspected and logged into our centralized inventory management systems. Merchandise is then shipped by our trucks or third party surface freight weekly or twice weekly, providing stores with a steady flow of merchandise. Shipments by our Australian operations to our Irvine distribution center are made by third party sea freight, so that our Irvine distribution center can maintain about two months of Company-manufactured inventory at all times, which we believe is sufficient to meet expected U.S. store requirements for such products.

   We maintain separate inventory management systems in Australia and the United States which allow us to closely monitor sales and track in-store inventory. Current plans include the introduction of an automated store inventory replenishment system in order to better manage our inventory. We estimate that our inventory shrinkage represents no more than 0.5% of our aggregate retail sales. We and our advisors are not aware of any barbecue industry source from which an industry average shrinkage rate can be derived. However, we believe that the general shrinkage rate for retailers is approximately 1.5% to 2.0% and that our rate compares favorably to that of other retailers.

   As we expand into new regions or accelerate the rate of our U.S. store expansion, we may eventually need additional warehouse capacity. In order to meet such needs and to minimize the impact of freight costs, we may secure another distribution center, expand our current warehouse facilities in the United States or utilize public warehousing space. Management believes that there is an ample supply of warehousing space available at commercially reasonable rates. Wherever possible, we also solicit the cooperation of our vendors, through drop shipments to public warehouses and/or stores, in order to reduce our freight and handling costs. We believe that our existing Australian distribution arrangements, together with public warehousing space as needed, are sufficient to meet our current needs.

Wholesale Operations

   In Australia, we distribute proprietary and private brand name products and other imported merchandise, on a wholesale basis, through a wholly-owned Australian subsidiary, Pricotech Leisure Brands Pty Ltd. ("Pricotech"). Wholesale products offered by Pricotech include Cook-On barbecues, Companion gas camping equipment, Igloo coolers and Kent home heaters. Pricotech distributes these products primarily to Australian mass merchants, chains and buying groups. Customers typically buy these products based on price. In the twelve months ended January 31, 2001, the five largest customers of Pricotech accounted for approximately 60% of its net sales of A$23.8 million. Our wholesale operations, in which our investment consists primarily of inventory and receivables, currently fill excess production capacity at our manufacturing and enameling plants. We currently have no plans to operate a wholesale distribution business in the United States.

Licensing and Franchising

   As of January 31, 2001, we licensed 49 Barbeques Galore stores, generally in rural areas of Australia, and franchised 11 Barbeques Galore stores in the United States. We receive annual licensing fees and franchising royalties, and benefit primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore's merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typically provide the licensees and franchisees with exclusive geographical sales territories. Most of the Australian licensing agreements have an indefinite term but permit licensees to terminate their arrangements at will, while franchisees in the United States are generally contractually bound for fixed periods with renewal options. During the twelve months ended January 31, 2001, total net sales to licensee and franchisee stores was A$18.1 million and US$6.2 million, respectively. We estimate that the retail sales of Barbeques Galore products alone by licensees and franchisees was approximately A$28.4 million and US$3.6 million, respectively, in the same period. A number of our existing licensees have refurbished their stores in accordance with our established criteria (although no licensee is required to do so), and we maintain an assistance program to provide advice relating to these enhancements. We may license additional Barbeques Galore stores in Australia on a selective basis, although we do not intend to franchise any additional stores in the United States (except within geographical territories as required under existing franchising agreements).

Competition

   The retail and distribution markets for barbecues and our other product offerings are highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. Our manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service, the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future.

   We believe that the following business strengths have contributed significantly to our past success and intend to further capitalize on those strengths in executing our growth strategy.

   Selection of Merchandise. We offer an extensive selection of quality barbecues and barbecue accessories designed to suit consumer lifestyles, preferences and price points. Our stores offer a variety of barbecues, with a range of styles, finishes and special features, including our proprietary brands as well as more than 60 other barbecues under different brand names. Accompanying these barbecues are an assortment of barbecue replacement parts and accessories which generate high margins. As the leading retail chain specializing in barbecues and related merchandise, we offer consumers one-stop shopping convenience for virtually all their barbecue cooking needs.

   Store Environment. Our stores offer a shopping environment which is consistent with our outdoor lifestyle image and promotes the total barbecuing experience. Our newer stores generally have high ceilings, wide aisles and extensively use natural materials such as wood and stone. Merchandise is displayed to convey the breadth and depth of our product lines. An array of barbecues is displayed on the selling floor complete with accessories to provide the consumer with the opportunity to compare and contrast different models. Store presentation is based on a detailed and comprehensive store plan regarding visual merchandising to ensure that all stores provide a consistent portrayal of the Barbeques Galore image. Average store retail selling area is approximately 3,450 square feet in the United States and 9,950 square feet in Australia.

   Customer Service. We recognize that customer service is fundamental to our success. We have a "satisfaction guaranteed" return policy and honor all manufacturer warranties for products sold at our stores. Store managers and sales associates undergo product and sales training programs which enable them to recommend merchandise that satisfies each customer's lifestyle and needs. We monitor each store's service performance and reward high quality customer service both on a team and individual level. We believe that our employees' knowledge of our product offerings and the overall barbecue market and their understanding of customer needs, are critical components of providing customer service and distinguish us from our competitors.

   Convenient Store Locations. We position our stores in locations that maximize convenience and accessibility. Stores are typically situated at highly visible locations and in close proximity to middle to upper-income residential neighborhoods or areas of new housing construction. Stores generally feature ample customer parking space and ready access to major thoroughfares. Many stores are situated in retail power centers or close to complementary retail stores, further attracting customer traffic. As a result of our site selection criteria, we believe we have been effective in identifying successful new store locations.

   On-line Retail Opportunities. In May 1999, our e-Commerce site, www.bbqgalore.com went live with minimal marketing. Sales from the site have been recorded in all 50 states in the U.S.A. and, as a result, we are reaching customers in regions where we currently do not have a retail store presence.

   Integrated Manufacturing Operation; New Product Development. Through our vertically integrated operations, we manufacture a proprietary line of barbecues and home heaters for our retail stores. In addition, we have an experienced in-house product management and development team dedicated to barbecue and home heater market analysis and product development that can identify and respond to changing consumer trends. We believe that controlling our own manufacturing operations allows us to realize higher margins, control product development and improve inventory flexibility and supply.

   Experienced Management Team. Our senior management team has an average of more than 31 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from 12 stores (including one licensed store) as of June 30, 1982 to 159 stores (including 60 licensed or franchised stores) as of January 31, 2001. We believe that management's experience positions us to execute our business and growth strategies. Our directors and senior management beneficially own approximately 41.01% of our outstanding Ordinary Shares.

Trademarks and Patents

   "Barbeques Galore," "Turbo," "Capt'N Cook," "Cook-On" and "Bar-B-Chef" are federally registered trademarks and/or service marks in the United States. In addition, we own a federal trademark registration for the distinctive configuration of our Turbo grill. We also use the phrases "America's Largest Chain of Barbecue Stores" and "Not a Barbecue Aisle. A Barbecue Store," as common-law trademarks in the United States. "Barbeques Galore" and "Cook-On" are registered trademarks with the State of California. In Australia only, we use the phrases "Your Outdoor Cooking and Camping Store" and "We Know the Outdoors Inside Out," as common-law trademarks and, among others, the names "Norseman" and "Kent" as registered trademarks. We further utilize a number of different trademarks relating to various barbecues, barbecue accessories, home heaters, camping equipment and outdoor furniture manufactured or offered by us. We are not presently aware of any claims of infringement or other challenges to our right to use our marks and our name in the United States.

   We also own a number of copyrighted works, including brochures and other literature about our products and many drawings and designs that we use in marketing those products.

Governmental Regulation

   Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our barbecue and home heater manufacturing, enameling and powder coating operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. We believe that we are in substantial compliance with such regulations. Our products or personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. See "Item 3. Key information-
D. Risk Factors."

   In addition, if our level of foreign ownership exceeds 40%, we would be considered a foreign person and would require certain governmental approvals in connection with certain acquisitions in Australia. See "Item 10. Additional Information-D. Exchange Control-Restrictions on Foreign Ownership; Antitakeover Restrictions."

C. ORGANIZATIONAL STRUCTURE

   We are an Australian resident company involved in the manufacture of barbecues and heaters and the wholesale and retail sale of barbecues, heaters, camping equipment, outdoor furniture, leisure products and related accessories through Company-owned and licensed stores in Australia. We are also involved in the retailing, through Company-owned and franchised stores, of barbecues, fireplace equipment and accessories in the United States of America. Our manufacturing operations are located in Australia.

   As of April 10, 2001, our listing of subsidiaries is as follows:

   Barbeques Galore Limited
   whose controlled entities are:

     Barbeques Galore (Aust) Pty Limited
     whose controlled entities are:

       Galore Pty Limited
       The Galore Group (International) Pty Limited whole controlled entity is:

         The Galore Group (U.S.A.), Inc.
         whose controlled entities are:

              Barbeques Galore, Inc.
              Barbeques Galore Online, Inc., (formerly Pool Patio "N Things,
              Inc.)

     Barbeques Galore Services Pty Limited
     whose controlled entities are:

       Cook-on-Gas Products (Australia) Pty Limited whose controlled entities are:

         Bosmana Pty Limited
         Cougar Leisure Products Pty Limited

       G.L.G. Australia Pty Limited
       whose controlled entities are:

         Australian Enamellers Pty Limited
         Douglas Manufacturing Pty Limited
         Park-Tec Engineering Pty Limited

       Pricotech Leisure Brands Pty Limited
       Redgun Pty Limited

     Galore Group Nominees Pty Limited
     Vilbrent Pty Limited

   (a): All the abovementioned subsidiaries are incorporated in Australia with the exception of:

       The Galore Group (U.S.A.), Inc;
       Barbeques Galore, Inc; and
       Barbeques Galore Online, Inc., (formerly Pool Patio "N Things, Inc.)

   which are incorporated in the United States of America.

   (b): All the abovementioned subsidiaries have ordinary shares as issued share capital and are 100% owned.

D. PROPERTY, PLANTS AND EQUIPMENT

   We currently lease all our stores and expect that our policy of leasing, rather than owning, store properties will continue as we expand. Existing store leases provide for original lease terms that generally range from two to ten years, with single or multiple renewal options that range from three to ten years at increased rents. Certain of the leases provide for scheduled rent increases or for contingent rent (based upon store sales exceeding stipulated amounts). We guarantee two franchised store leases, one of which is secured by the franchisee's rights in our Barbeques Galore franchise.

   In Sydney, Australia, we own our headquarters and a 172,000 square foot combined distribution and warehousing facility, a 75,000 square foot portion of which was purchased by us in the second quarter of fiscal 1999 for approximately A$1.75 million, with an additional A$1.3 million (including A$320,000 for racking) needed to upgrade prior to full usage. We additionally own our own assembly facility in Australia, measuring 61,000 square feet which was purchased for A$3.5 million during the first quarter of fiscal 1999 and which also accommodates part of our administrative facilities. The additional company-owned space replaced the distribution facility that we previously leased in Australia and eliminated the necessity to utilize significant public warehousing space in Sydney, in the foreseeable future. We lease the adjacent 75,000 square foot barbecue and home heater factory (under a five-year lease with three successive five-year renewal options for a total maximum lease term at present of 19 years) and use limited public warehousing space in Brisbane. In addition, we completed the relocation of our enameling operations in fiscal 1999 to the same facilities as our barbecue and home heater manufacturing operations adjacent to our Australian headquarters, with the in-line powder coating operation commencing mid-November 1998. In Irvine, California, we lease our home office and a 57,000 square foot U.S. distribution center under leases scheduled to expire in 2002. The 27,000 square foot distribution center in Charlotte, North Carolina was leased in February 2000 for a period of five years with a renewal option for a further five years. As in Australia, additional public warehouse space is leased for short terms. See "Item 4. Information on our Company-B. Business Overview-Manufacturing" and "- Distribution."

   Our ownership interest in our Sydney headquarters and all our leasehold interests in real property are subject to a mortgage interest of Australia and New Zealand Banking Group Limited ("ANZ") governed by a Letter of Offer and related documents between ANZ (successor-in-interest to Westpac Banking Corporation) and ourselves. See "Item 19. Exhibits-Exhibit Number 10.3."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Item 3. Key Information-D. Risk Factors" and elsewhere in this Annual Report.

Overview

   We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. We base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and our first U.S. store in Los Angeles in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of January 31, 2001, we owned and operated 35 stores in all six states in Australia and 64 stores (including three U.S. Navy concession stores) in ten states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and 11 franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

   We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. These categories represented 30.8%, 53.8%, 6.1% and 9.3% respectively, of our net sales for the twelve months ended January 31, 2001, representing a 3.3%, 33.5%, 1.2% and 14.6% increase over their respective net sales levels for the twelve months ended January 31, 2000.

   We believe the majority of our future growth will result from the continuing expansion of our U.S. retail business, primarily through the opening of new stores, and the refurbishment of our Australian store base. Through our vertically integrated operations, we manufacture a proprietary line of barbecues and home heaters for our retail stores and licensees as well as other barbecue and home heater products for our wholesale customers.

   A goods and services tax ("GST") was introduced in Australia from July 1, 2000. In order to provide the reader with more comparable information, the wholesale sales tax on Australian sales, which was abolished from that date, has been removed from all reported sales in the table on page 22.

   The wholesale sales tax was previously included in cost of goods sold as it was not recoverable from taxation authorities or vendors and was consequently embedded in sales revenue. The GST in not included in reported sales and cost of sales figures from July 1, 2000 as the GST is payable or recoverable to/from Australian taxation authorities. The financial information as presented in the consolidated statements of operations and other comprehensive income (loss) has been adjusted in the table on page 22 to remove the wholesale sales tax from net sales previously reported to provide more comparable information for users of the financial statements.

A. RESULTS OF OPERATIONS

   The following table sets forth for the periods indicated, certain selected statement of operations data as a percentage of net sales:

                                                       Year Ended Jan. 31,
                                                       ----------------------
                                                        1999    2000    2001
                                                       ------  ------  ------
Statement of Operations Data:
Net sales.............................................  100.0%  100.0%  100.0%
Cost of goods sold, warehouse, distribution and
 occupancy costs......................................   67.9    67.6    68.0
                                                       ------  ------  ------
Gross margin..........................................   32.1    32.4    32.0
Selling, general and administrative expenses..........   27.5    27.7    28.7
Store pre-opening costs...............................    0.3     0.2     0.2
                                                       ------  ------  ------
Operating income......................................    4.3     4.5     3.1
Equity in income of affiliates, net of tax............    0.2     0.2     0.1
Interest expense......................................    0.9     0.9     1.0
                                                       ------  ------  ------
Income before income tax..............................    3.6     3.8     2.2
Income tax expense....................................    1.3     1.4     0.7
                                                       ------  ------  ------
Net income............................................    2.3%    2.4%    1.5%
                                                       ======  ======  ======

   There has been no material impact of inflation and changing prices on our net sales and operating income for the twelve months ended January 31, 1999 through 2001, respectively.

Twelve Months Ended January 31, 2001 Compared to Twelve Months Ended January 31, 2000

   Net sales increased by approximately A$43.8 million, or 16.8%, to A$304.5 million for the fiscal year ended January 31, 2001 from A$260.7 million for the fiscal year ended January 31, 2000. Ten new stores were opened in the United States during the twelve months ended January 31, 2001, two of which marked our initial entry into the Southeast Florida market. In Australia two stores were refurbished and one store relocated during this period. Comparable store sales increased 6.4% in the United States and 1.4% in Australia and contributed

A$23.7 million to the increase in net sales. Increased sales of A$16.3 million also resulted from stores not forming part of the comparative store sales, including ten new stores which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$3.6 million increase in Australian wholesale sales and a A$0.2 million increase in sales to Australian licensees.

   A goods and services tax ("GST") was introduced in Australia from July 1, 2000. To make proper comparisons, the wholesale sales tax on Australian sales which was abolished from that date, should be removed from all reported sales prior to this date. The GST is not included in reported sales figures since July 1, 2000. The financial information as presented in the consolidated statements of operations and other comprehensive income (loss) has been adjusted in the "Analysis of Impact Pursuant to the Introduction of GST on Reported Sales and Gross Margin" appearing below, to remove the wholesale sales tax from net sales previously reported.

   Based on the pro-forma financial information, net sales increased by approximately A$47.9 million, or 18.8% to A$302.8 million for the fiscal year ended January 31, 2001 from A$254.9 million for the fiscal year ended January 31, 2000.

   Reported gross margin increased approximately A$12.9 million, or 15.3% to A$97.3 million for the fiscal year ended January 31, 2001 from A$84.4 million for the fiscal year ended January 31, 2000. Gross margin percentage decreased to 32.0% during the fiscal year ended January 31, 2001 from 32.4% during the comparable period in 2000. The decrease in gross margin percentage was mainly attributable to a change in product mix and the increased Australian cost of imported product pursuant to the depreciation of the A$ against the US$; this in turn, was offset by the timing of supplier rebates and a decrease in the cost of imported product into the U.S.A. resulting from a favorable exchange rate for the U.S.A. operation.

   The introduction of the GST as detailed above also impacted cost of goods sold, warehouse, distribution and occupancy costs and gross margin percentage. Based on the pro-forma financial information, gross margin percentage decreased to 32.1% during the fiscal year ended January 31, 2001 from 33.1% during the comparable period in 2000. The decrease in the pro-forma gross margin percentage was mainly attributable to the factors detailed in the paragraph above.

   Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$15.0 million, or 20.7%, to A$87.4 million for the fiscal year ended January 31, 2001 from A$72.4 million for the fiscal year ended January 31, 2000. As a percentage of net sales, selling, general and administrative expenses increased to 28.7% during the fiscal year ended January 31, 2001 from 27.7% during the comparable period in 2000. This percentage increase was primarily due to lower leverage off the overall sales base, increased advertising expenditure in the U.S.A. and Australian retail and increased U.S.A. staffing in the executive, product management and development, purchasing and accounting departments.

   Store pre-opening expenses increased by A$228,000 to A$639,000 for the fiscal year ended January 31, 2001 from A$411,000 for the comparable period, due to the number and timing of United States' store openings.

   Operating income decreased by A$2.4 million to A$9.3 million for the fiscal year ended January 31, 2001 from A$11.7 million for the fiscal year ended January 31, 2000.

   Income from affiliates decreased by A$211,000 to A$340,000 for the fiscal year ended January 31, 2001 from A$551,000 for the fiscal year ended January 31, 2000 due to a decrease in the profitability of Bromic.

   Interest expense increased by A$0.6 million to A$2.9 million for the fiscal year ended January 31, 2001 from A$2.3 million for the fiscal year ended January 31, 2000 due to a higher usage of seasonal borrowings in the third quarter.

   Our effective tax rate was 33.2% for the fiscal year ended January 31, 2001 and 37.4% during the comparable period as a result of the write-down of the deferred tax asset for the fiscal year ended January 2001 and the decrease in the Australian tax rate for this year from 36% to 34%.

Analysis of Impact Pursuant to the Introduction of GST on Reported Sales And Gross Margin

   A goods and services tax ("GST") was introduced in Australia from July 1, 2000. To make proper comparisons the wholesale sales tax on Australian sales, which was abolished from that date, has been removed from all reported sales prior to this date in the pro-forma section of the table to provide the reader with more comparable information. The GST is not included in reported sales figures since July 1, 2000.

                                         Year Ended January 31,
                              ------------------------------------------------
                                1997      1998      1999      2000      2001
                              --------  --------  --------  --------  --------
                                           (In A$ thousands)
Pro-forma
Net sales...................  $144,151  $174,687  $219,804  $254,912  $302,717
Cost of goods sold,
 warehouse, distribution and
 occupancy costs............    99,106   117,434   147,528   170,490   205,421
                              --------  --------  --------  --------  --------
Gross margin................  $ 45,045  $ 57,253  $ 72,276  $ 84,422  $ 97,296
                              ========  ========  ========  ========  ========
Gross margin percentage.....      31.2%     32.8%     32.9%     33.1%     32.1%
                              ========  ========  ========  ========  ========
Reported
Net sales...................  $148,369  $179,325  $224,984  $260,683  $304,471
Cost of goods sold,
 warehouse, distribution and
 occupancy costs............   103,324   122,072   152,708   176,261   207,175
                              --------  --------  --------  --------  --------
Gross margin................  $ 45,045  $ 57,253  $ 72,276  $ 84,422  $ 97,296
                              ========  ========  ========  ========  ========
Gross margin percentage.....      30.4%     31.9%     32.1%     32.4%     32.0%
                              ========  ========  ========  ========  ========

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

   Our effective tax rate was 37.4% for the fiscal year ended January 31, 2000 and 35.1% for the comparable period. The increase in effective rate is as a result of the higher proportion of taxed U.S.A. earnings as well as the write-down of the deferred tax asset to reflect the incoming reduction of company taxation rates in Australia.

QUARTERLY RESULTS

Unaudited Quarterly Results and Seasonality

   Our quarterly results of operations have fluctuated, and are expected to continue to fluctuate materially, primarily because of the seasonality associated with the barbecue and fireplace industries and related item sales. The timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, changes in our merchandise mix and overall economic conditions also contribute to fluctuations in our quarterly results. We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres which have opposite seasons, and offer fireplace products and (in Australia) home heaters in the fall and winter months. In anticipation of our peak selling season, we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, we have regularly experienced monthly losses. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Item 3. Key Information-D. Risk Factors."

Unaudited Additional Quarterly Consolidated Financial Data

   The following table sets forth, for the periods indicated, certain selected statement of operations and operating data for each of our last eight fiscal quarters. The quarterly statement of operations data and selected operating data set forth below were derived from our unaudited financial statements, which in the opinion of management of Barbeques Galore contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof:

                                                       Quarter Ended
                          ---------------------------------------------------------------------------
                          Apr. 30,  July 31, Oct. 31, Jan. 31,  Apr. 30,  July 31,  Oct. 31, Jan. 31,
                            1999      1999     1999     2000      2000      2000      2000     2001
                          --------  -------- -------- --------  --------  --------  -------- --------
                                         (In A$ thousands, except per share data)
Statement of Operations
Data:
Net sales...............  $46,515   $62,847  $65,158  $86,163   $56,640   $78,430   $73,391  $96,010
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....   32,804    42,033   44,319   57,105    39,194    51,914    49,002   67,065
                          -------   -------  -------  -------   -------   -------   -------  -------
Gross margin............   13,711    20,814   20,839   29,058    17,446    26,516    24,389   28,945
Selling, general and
 administrative
 Expenses...............   14,899    17,904   18,599   20,956    18,607    21,541    22,523   24,694
Store pre-opening
 costs..................      496       100       42     (227)      403        58       142       36
                          -------   -------  -------  -------   -------   -------   -------  -------
Operating income
 (loss).................   (1,684)    2,810    2,198    8,329    (1,564)    4,917     1,724    4,215
Equity in income (loss)
 of affiliates, net of
 tax....................       38       127       70      316        18       (36)       72      286
Interest expense........      519       568      626      563       530       707       885      798
                          -------   -------  -------  -------   -------   -------   -------  -------
Income (loss) before
 income tax.............   (2,165)    2,369    1,642    8,082    (2,076)    4,174       911    3,703
Income tax expense
 (benefit)..............     (834)    1,033      537    2,978      (747)    1,485       324    1,167
                          -------   -------  -------  -------   -------   -------   -------  -------
Net income (loss).......   (1,331)    1,336    1,105    5,104    (1,329)    2,689       587    2,536
Other comprehensive
 income (loss)..........   (1,256)      384      318      150     2,092       762     4,002   (2,030)
                          -------   -------  -------  -------   -------   -------   -------  -------
Net income (loss) after
 other comprehensive
 income (loss)..........  $(2,587)  $ 1,720  $ 1,423  $ 5,254   $   763   $ 3,451   $ 4,589  $   506
                          =======   =======  =======  =======   =======   =======   =======  =======
Earnings (loss) per
 share:
 Basic..................  $ (0.29)  $  0.29  $  0.24  $  1.12   $ (0.29)  $  0.59   $  0.13  $  0.56
                          =======   =======  =======  =======   =======   =======   =======  =======
 Diluted................  $ (0.29)  $  0.29  $  0.24  $  1.11   $ (0.29)  $  0.57   $  0.13  $  0.56
                          =======   =======  =======  =======   =======   =======   =======  =======
Weighted average shares
 outstanding:
 Basic..................    4,542     4,542    4,542    4,542     4,542     4,542     4,542    4,542
                          =======   =======  =======  =======   =======   =======   =======  =======
 Diluted................    4,542     4,662    4,629    4,619     4,542     4,757     4,686    4,542
                          =======   =======  =======  =======   =======   =======   =======  =======

Foreign Exchange Fluctuations

   See "Item 3. Key Information-A. Selected Financial Data-Exchange Rates" and "-D. Risk Factors."

Governmental Regulation

   See "Item 4. Information on our Company-B. Business Overview-Governmental Regulation."

B. LIQUIDITY AND CAPITAL RESOURCES

   We have historically financed our operations through cash flow from operations and bank borrowings. In June 1998, we entered into a credit facility (the "ANZ Facility") with ANZ, revised from a previous facility entered into in July 1994. The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice. Under this revised facility, we have access to facilities up to A$55.73 million comprising a multi-option, overdraft, leasing, foreign currency and other facilities in principal amount of A$47.28 million and real property loans in principal amount of A$8.45 million. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined below) in all our assets in the United States. The ANZ

Facility is further guaranteed by each of our subsidiaries, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA"). The property loans accrue interest at rates varying from 6.9% to 7.5% per annum and are secured by registered first mortgages over our respective freehold properties.

   All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, our performance and the normal terms and conditions, including financial covenants, applicable to bank lending. We were in compliance with the financial convenants set out in the ANZ Facility agreement as at January 31, 2001.

   We have historically renegotiated our credit facilities on similar terms and conditions. As the company is able to roll-over bank bills which are generally taken out for periods varying from approximately 30 to 90 days, the majority of the outstanding balance relating to bank bills and property loans is classified as a non-current liability.

   Our total long-term debt matures as follows:

     Year ending January 31,                                  (In A$ thousands)
     -----------------------                                  -----------------
     2002....................................................      $    15
     2003....................................................       30,456
                                                                   -------
                                                                   $30,471
                                                                   =======

   In February 1995, Barbeques Galore Inc., our U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch Business Financial Services, Inc., ("Merrill Lynch") which has been amended from time to time. As of January 31, 2001, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the "Merrill Lynch Facility"). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by us and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

   During 1998, pursuant to an agreement with certain holders of our Convertible Notes (the "Convertible Notes" or "Notes"), all of which were converted into Ordinary Shares in connection with our Offering, we registered 1,044,845 Ordinary Shares on Form F-1 (the "Resale F-1"), each having a par value of A$3.64 and each represented by one ADS (each, a "Resale ADS") for resale by our shareholders under the Securities Act of 1933, as amended. 997,926 of these Ordinary Shares were received upon the conversion of the Convertible Notes. The remainder of these Ordinary Shares were registered voluntarily by us and are presently held by our long-term shareholders who may wish to divest all or a portion of their holdings. On or about April 22, 1999, we removed from registration 979,731 Resale ADSs that remained unsold as of December 15, 1998, the date at which all shareholders listed on the Resale F-1 became entitled to sell their Resale ADSs pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

   For the fiscal years ended January 31, 2001, 2000 and 1999, cash flows provided by (used in) operating activities were A$(0.1) million, A$10.7 million and A$6.5 million, respectively. The cash flows used in operations primarily reflect the increase in inventory levels related to our build-up of inventories and the increased number of stores in the United States.

   Net cash flows used in investing activities for the fiscal years ended January 31, 2001, 2000 and 1999 were A$7.1 million, A$5.5 million and A$13.1 million, respectively. The cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States, store refurbishments and relocations in Australia and the acquisition of properties as detailed in "Item 4. Information on our Company-
D. Property, Plants and Equipment." We anticipate that we will continue to incur significant capital commitments in connection with further expansion.

   The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities and from the net proceeds from the Offering.

   At January 31, 2001 we had working capital of A$56.5 million and maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under our borrowing arrangements with ANZ and Merrill Lynch.

   We believe the ANZ and Merrill Lynch Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

C. RESEARCH AND DEVELOPMENT

   See "Item 4. Information on our Company-B. Business Overview-
Manufacturing."

D. TREND INFORMATION

   This information has been disclosed elsewhere throughout this Annual
Report.

E. RECENT ACCOUNTING PRONOUNCEMENTS

   Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") was issued by the Financial Accounting Standards Board in June 1998 and, as amended by SFAS 137 and SFAS 138, is effective for our fiscal year commencing February 1, 2001. Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

   We adopted Statement 133, as amended by SFAS 137 and SFAS 138, on February 1, 2001. We did not have any material derivative instruments outstanding as of January 31, 2001. As a result, the adoption of Statement 133, as amended by SFAS 137 and SFAS 138, did not have a material impact on our consolidated financial statements.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, ("SAB101") "Revenue Recognition in Financial Statements." SAB101 summarizes certain of the SEC's staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements. The implementation date of SAB101 was delayed by the issuance of SAB101A and, subsequently, SAB101B. The issuance of SAB101B delayed the mandatory implementation date of SAB101 to the fourth fiscal quarter of fiscal years beginning after December 15, 1999.

   Accordingly, SAB101, as amended by SAB101B, was adopted by us in the fourth quarter of fiscal year 2001, effective February 1, 2001. SAB101 did not have a material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

   Our directors, senior management and key employees are as follows:

              Name               Age Position
              ----               --- --------
 Directors and Senior Management
 Sam Linz.......................  61 Chairman of the Board
 Robert Gavshon (/1/)...........  53 Deputy Chairman of the Board and General
                                     Counsel
 John Price.....................  50 Head of Product Management and Development
                                     and Director
 Sydney Selati..................  62 President-Galore USA and Director
 Edgar Berner (/1/)(/2/)........  69 Director
 Gordon Howlett (/1/)(/2/)......  59 Director
 David Glaser...................  52 Company Secretary
 David James....................  40 Chief Financial Officer
 Kevin Ralphs...................  47 Chief Financial Officer-Galore USA
 Peter Spring...................  42 Chief Operating Officer-Australia
 Benjamin Ramsey................  46 Executive Vice President-Galore USA
 Key Employees-Australia
 Monique Collister..............  53 Group Organizational Development Manager
 Jeffrey Fisher.................  34 Retail Development Manager-Barbeques
                                     Galore (Aust) Pty Limited
 Gary Heading...................  50 General Manager of Retail/Licensees-
                                     Barbeques Galore (Aust) Pty Limited
 Joel Kahan.....................  46 General Manager-Group Information
                                     Technology
 Kevin Meltzer..................  38 General Manager of Manufacturing-Park-Tec
                                     Engineering Pty Limited and Australian
                                     Enamellers Pty Limited
 Ian Redmile....................  49 General Manager-Pricotech Leisure Brands
                                     Pty Limited
 Key Employees-United States
 Todd Budde.....................  36 Business Process and Information Systems
                                     Manager
 Michael Varley.................  54 Vice President of Purchasing, Distribution
                                     and Product Development

--------
(/1/)Member of the Audit Committee

(/2/)Member of the Compensation Committee

   SAM LINZ has served as Chairman of the Board since joining us in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited ("Rebel"), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and a major shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 34 years of experience in the retail industry.

   ROBERT GAVSHON joined us in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel. Mr. Gavshon was one of the founders of Rebel and a shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 19 years of experience in the retail industry.

   JOHN PRICE joined us in 1981 as General Manager of Wholesale and has served as Head of Product Management and Development since June 1989, and as a Director since November 1989. Prior to joining us,

Mr. Price helped found and was Managing Director of Cook-On-Gas Products Pty Limited, a developer and manufacturer of consumer gas products which was acquired by us in 1981. Mr. Price has over 28 years of experience in the development and marketing of consumer gas products.

   SYDNEY SELATI has served as a Director since July 1997 and President of Galore USA since May 1988. From 1984 until 1988, Mr. Selati was President of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby's and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Linz. Mr. Selati has over 34 years of experience in the retail industry.

   EDGAR BERNER was appointed as a non-executive Director on September 1, 1998. Mr Berner is a private investor and consultant to emerging companies. He is presently Vice President and on the Board of Directors of RealAge, Inc., a privately held internet health information company and also serves on the Board of Directors of Hot Topic, Inc., (NASDAQ), a teen oriented retail chain of stores and Garden Fresh, Inc., (NASDAQ), a national soup and salad buffet restaurant chain.

   GORDON HOWLETT has served as a non-executive Director since August 1991. Mr. Howlett is the Chief Executive Officer of Thorn Asia Pacific and a non-executive Director of Arthur Yates & Co. Limited, Kennards Hire Pty Limited and George Norman & Co. Pty Limited. Mr Howlett's previous business experience was as Executive General Manager-Operations Qantas Airways from 1994 to 1997 and Managing Director of Avis Australia and Vice President of Avis throughout Asia Pacific, from 1981 to 1994.

   DAVID GLASER has served as Company Secretary since March 1994. Mr. Glaser has also provided retail management accounting services for our retail subsidiary from February 1996 to April 1998 and, from July 1988 to January 1996, was the financial administrator to certain of our other subsidiaries. Prior to joining us, Mr. Glaser was a partner at Arthur Andersen in South Africa. Mr. Glaser has extensive commercial experience in retail, manufacturing and service industries, both locally and overseas.

   DAVID JAMES joined us in January 1992, serving in several group financial roles and ultimately as General Manager-Finance & Administration until his departure in September 1996. From September 1996 to July 1997, Mr. James was employed as Finance Director by HMV Australia Pty Limited, a subsidiary of EMI plc. He rejoined us in July 1997 as Chief Financial Officer. Prior to 1992, Mr. James served as a Senior Audit Manager for KPMG in Australia.

   KEVIN RALPHS has served as Chief Financial Officer of Galore USA since February 1989. From May 1988 to February 1989, Mr. Ralphs served as Controller of Galore USA. Mr. Ralphs has also served as controller for American Digital Products, Inc., a distributor of computer peripherals in the Northeast United States, treasurer for Hosken Intermediaries, Inc., a reinsurance brokerage firm, and financial manager for Royal Beech-Nut (Pty) Limited, a foreign subsidiary of Nabisco.

   PETER SPRING joined us in 1977, serving in our warehouse and distribution operations and was appointed Chief Operating Officer-Australia in May 1999, having earlier served as General Manager of Retail/Licensees for Barbeques Galore (Aust) Pty Limited since October 1995. Prior thereto, Mr. Spring served as General Manager of Operations for Pricotech.

   BENJAMIN RAMSEY joined us in March 1993 and held several management positions within Galore USA until August 1999 when he was appointed Executive Vice President. Mr Ramsey previously spent 10 years associated with 7-Eleven Food Stores/Southland Corporation in managerial positions and was subsequently a franchise holder for a further four years.

   MONIQUE COLLISTER joined us in April 1997 as the Training and Development Manager for the Retail Division. Since March 1999, Ms. Collister has served as the Group Organizational Development Manager for both the USA and Australian operations and has a mandate to ensure the development of employees at all levels of the organization. Ms. Collister emigrated to Australia in 1996 and prior to joining us, served as a Training and Development Specialist for Honeywell Australasia. Ms. Collister has had extensive overseas experience in personnel training with Walmart Candada, Pitney Bowes and Kinney Canada.

   JEFFREY FISHER joined us in 1993 as Retail Development Manager of Retail/Licensees for Barbeques Galore (Aust) Pty Limited, our retail/licensee operating subsidiary. Prior thereto, Mr Fisher served for five years as Retail Development Manager for John Danks & Son and also held various retail management positions with the Coles Myer group of companies.

   GARY HEADING joined us in 1983 and served as National Operations Manager of Retail/Licensees since 1996 before his appointment in May 1999, to the position of General Manager of Retail/Licensees for Barbeques Galore (Aust) Pty Limited.

   JOEL KAHAN joined us in June 1990 as Head of Information Technology and has been responsible for all aspects of our information technology infrastructure consisting of the Head Office systems and applications as well as our POS system. Prior to joining us, Mr. Kahan served in technical roles at Computer Sciences Corp. and Sperry Univac and was also a Project Manager in a Software House and Data Processing Manager for an automotive component manufacturing company.

   KEVIN MELTZER joined us in May 1999 and served as Operations Manager at Park-Tec Engineering Pty Limited and Australian Enamellers Pty Limited until September 2000 when he was appointed to the position of General Manager, Manufacturing. Prior to joining us, Mr. Meltzer worked at Cape Gate Fence and Wire Works Pty Limited in South Africa, from 1989 to 1999, as Industrial Engineer, Production Planner, Sales and Export Manager and Production Manager.

   IAN REDMILE joined us in August 1992 as a State Manager for an Australian state and has served as General Manager of Pricotech, our wholesaling subsidiary, since February 1997. Prior to joining us, Mr. Redmile served as Key Account/Sales Manager for Unilever Australia for 12 years.

   TODD BUDDE joined us in January 1998 as Business Process and Information Systems Manager. Prior to joining us, Mr. Budde served as Information Systems Manager with The Toro Company which has more than 4,700 employees world-wide and is a leading provider of outdoor maintenance and beautification products for home, recreation and commercial landscapes. Mr. Budde also has over 15 years of experience in various Information System Management roles with Toshiba America, Medtronic and Western Dental and Proton.

   MICHAEL VARLEY joined us in January 1982 and served in a variety of sales- and buying-related positions, until May 1989 when he was appointed Vice President of Operations and Purchasing. Mr. Varley has served as Vice President of Purchasing, Distribution and Product Development since May 1994. From 1978 to 1981, Mr. Varley served as manufacturing/production manager for Mistral Fans, Inc., a manufacturing company, in both the United States and Australia. Prior to that, Mr. Varley worked as a product engineer and technical salesperson for several companies in the United Kingdom, South Africa and Australia.

B. COMPENSATION OF DIRECTORS AND OFFICERS

   The aggregate annual compensation, including bonuses under the incentive program described below, paid by us to all our directors and senior management as a group for services for the fiscal year ended January 31, 2001 (11 persons) was A$2,915,188. However, this aggregate compensation amount does not include any stock options granted to such individuals as more fully described below in the section titled "Item 6. Directors and Senior Management-E. Share Ownership for Directors and Senior Management-Options to Purchase Securities from Registrant or Subsidiaries."

   The total amount set aside by us and our subsidiaries to provide superannuation benefits for directors and senior management for the fiscal year ended January 31, 2001 was A$205,745.

   On February 1, 2000, we continued with an incentive program whereby certain executives would receive a bonus if certain budget objectives were attained during fiscal year 2001. Under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James would each receive a bonus of 20% and Mr. Selati, Mr. Spring, Mr. Redmile and Mr. Whitehouse would each receive a bonus of 10%, of their respective base salaries, if we achieved our budgeted pre-tax profit before trading contingencies for the fiscal year ending January 31, 2001. Mr. Selati, Mr. Spring and Mr. Redmile would each receive an additional bonus of 10% of his base salary if his division achieved its budgeted operating contribution, regardless of whether or not our budget was achieved. Additionally, Mr. Whitehouse would receive a bonus of 10% of his base salary if our inventory level budget for fiscal 2001 was attained.

C. BOARD COMPOSITION AND COMMITTEES

   At least one-third of our Board of Directors is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. The Board of Directors has a Compensation Committee comprised of Messrs. Berner and Howlett that reviews and makes recommendations for remuneration packages for executive directors and senior executives, and an Audit Committee presently comprised of Messrs. Howlett (Chairman), Berner and Gavshon that advises on the establishment and maintenance of internal controls and ethical standards, the quality and reliability of financial information and information provided by our independent auditors.

D. EMPLOYEES

   As of January 31, 2001, we employed a total of 1,345 persons, on a permanent, part-time or temporary basis. The number of temporary employees fluctuates depending on seasonal needs. None of our employees is covered by a collective bargaining agreement and to our knowledge, none of our employees belongs to a labor union. We consider our relations with employees to be good and believe that our employee turnover rate is low.

E. SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

   The following table provides certain information with respect to the beneficial ownership of our Ordinary Shares, including Ordinary Shares held directly or in the form of ADSs and share options granted as of April 10, 2001, based on an aggregate of 4,744,690 Ordinary Shares outstanding as of such date, for each of our directors and all of our directors and senior management as a group as of such date.

                                                       Ordinary Shares (/1/)
                                                     Beneficially Owned (/2/)
                                                     -------------------------
     Directors                                           Number         %
     ---------                                       -------------- ----------
     Sam Linz (/3/).................................      1,369,289      28.86
     Robert Gavshon.................................        289,349       6.10
     John Price.....................................         73,830       1.56
     Sydney Selati..................................        179,933       3.79
     Edgar Berner...................................          3,000         *
     Gordon Howlett.................................          8,000         *
     David Glaser (/4/).............................             *          *
     David James (/4/)..............................             *          *
     Kevin Ralphs (/4/).............................             *          *
     Benjamin Ramsey (/4/)..........................             *          *
     Peter Spring (/4/).............................             *          *
     All directors and senior management as a group
      (11 persons)..................................      1,945,764      41.01

--------
 *   Less than 1% of our outstanding shares.

(/1/)The number of Ordinary Shares listed in this table includes Ordinary
     Shares held directly or in the form of ADSs and share options granted.

(/2/)Applicable percentage of ownership for each shareholder is based on 4,541,652 Ordinary Shares outstanding as of April 10, 2001, together with applicable options for such shareholders. Includes 203,038 Ordinary Shares issuable upon the exercise of stock options granted under the Executive Share Option Plan (the "Executive Plan") but excludes 161,091 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan (the "1997 Plan"). There are an additional 103,289 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Plan. Ordinary Shares subject to options exercisable within sixty (60) days of April 10, 2001 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.

(/3/)Includes 162,205 Ordinary Shares held by Rebel Concepts Pty Limited, a company in which Mr. Linz owns a 72.5% interest, with Mr. Robert Gavshon and Mr. John Price, (or companies associated with them), each a director of Barbeques Galore Limited, owning the remaining 22.5% and 5.0% respectively, 167,402 Ordinary Shares held by Geblon Pty Limited, a company in which Mr. Linz and Mr. Gavshon each have a 50% ownership interest, with Mr. Linz retaining voting control of the company and 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.

(/4/)Beneficially owns less than 1% of our outstanding shares.

Share Options for Directors

   The following table contains information pertaining to share options held by directors as of April 10, 2001:

                         Number of Ordinary Per Share Exercise Price
                         Shares Issuable on          in US$
                         Exercise of Option (except where indicated)          Exercisable Period
                         ------------------ ------------------------          ------------------
Sam Linz................       65,850                A$8.38          February 1, 1999 to February 1, 2002
                               15,000                 $5.20          November 9, 2001 to October 9, 2003
                               20,200                 $6.38          January 7, 2003 to December 7, 2004
Robert Gavshon..........       65,850                A$8.38          February 1, 1999 to February 1, 2002
                               15,000                 $5.20          November 9, 2001 to October 9, 2003
                               20,200                 $6.38          January 7, 2003 to December 7, 2004
John Price..............       21,950                A$8.38          February 1, 1999 to February 1, 2002
                                3,750                 $5.20          November 9, 2001 to October 9, 2003
                                6,425                 $6.38          January 7, 2003 to December 7, 2004
Sydney Selati...........       32,925                A$8.38          February 1, 1999 to February 1, 2002
                                7,500                 $5.20          November 9, 2001 to October 9, 2003
                               10,100                 $6.38          January 7, 2003 to December 7, 2004
Edgar Berner............       22,056                 $6.38          January 7, 2003 to December 7, 2004
Gordon Howlett..........        2,500                 $5.20          November 9, 2001 to October 9, 2003
                                  625                 $6.38          January 7, 2003 to December 7, 2004

Options to Purchase Securities from Registrant or Subsidiaries

   As of April 10, 2001 there were outstanding options to purchase a total of 565,254 Ordinary Shares granted by us, of which 389,129 were held by our directors and senior management. These outstanding options were granted under both our Executive Plan and 1997 Plan. There were no other warrants or rights to purchase our Ordinary Shares outstanding as of April 10, 2001. The following table sets forth information concerning outstanding options as of April 10, 2001:

                                                       Price
                                         Number Of      Per
                                      Ordinary Shares Ordinary      Option
                                       Under Option    Share   Expiration Date
                                      --------------- -------- ----------------
Executive Plan (/1/)................      203,038      A$8.38  February 1, 2002
1997 Plan (/2/).....................      203,950     US$5.20  November 8, 2003
1997 Plan (/2/).....................      158,266     US$6.38  January 6, 2005
Directors and senior management as a
 group (/3/)........................      389,129         --         --

--------
(/1/)Options under the Executive Plan will generally expire on the earlier of the Expiration Date or thirty days after the cessation of employment of the optionee (or the executive controlling the optionee, if the optionee is an entity (an "Entity Optionee")). For more information, see the "Executive Share Option Plan" description below.

(/2/)Options under the 1997 Plan will generally expire on the earlier of the Expiration Date or three months after the cessation of employment of the optionee. For more information, see the "1997 Share Option Plan" description below.

(/3/)Directors and senior management as a group received options under both our Executive Plan and 1997 Plan. For more information on these plans, see the "Executive Share Option Plan" and the "1997 Share Option Plan" descriptions below.

Executive Share Option Plan

   On January 31, 1997, we adopted the Executive Plan, pursuant to which, a total of 203,038 Ordinary Shares were reserved for issuance. On January 31, 1997, the Board granted stock options comprising the entire share reserve under the Executive Plan. Each such stock option has an exercise price of A$8.38 per Ordinary Share. The Executive Plan terminated on December 31, 1997. Accordingly, no additional stock options will be granted under the Executive Plan. However, all options granted prior to the termination date of the Executive Plan are subject to the terms and conditions of the documents evidencing each such option.

   All stock options granted under the Executive Plan became exercisable on February 1, 1999. The stock options will generally lapse 30 days after the cessation of the employment of the optionee (or the executive controlling the optionee, if the optionee is an Entity Optionee, whether or not exercisable. In addition, the stock options will automatically lapse (i) if the optionee or Entity Optionee transfers, assigns, or encumbers any right or interest in the options without our consent (except for a one-time exemption for a transfer by a director or Entity Optionee controlled by a director to an employee of Barbeques Galore Limited or our related entities) or (ii) for Entity Optionees, if the Entity Optionee ceases to be controlled by the employee or director of Barbeques Galore Limited who controlled the Entity Optionee on the date of grant. Each stock option will terminate five years after the grant date (the "Expiration Date"), if such options do not lapse or are not exercised prior to the Expiration Date.

   The stock options will automatically accelerate and become immediately exercisable, for the 30 days prior to their lapse, in the event the optionee (or executive controlling the Entity Optionee) ceases to be employed by us or a related entity due to death, permanent disability or ill health. In addition, the Board of Directors, in its sole discretion, may accelerate any outstanding stock option or extend the period until lapse, even if expired (but in no event to a date later than the Expiration Date), upon any other event terminating the employment of the optionee or the executive controlling the Entity Optionee. In the event we are subject to a takeover bid pursuant to which the offeror acquires at least 30% of our outstanding Ordinary Shares, the Board of Directors may accelerate stock options outstanding at that time for a period of up to 120 days measured from the date the Board of Directors notifies the optionee of the takeover bid. Any stock option exercised under the Executive Plan must be for a minimum of 20% of the stock options included in the relevant grant.

   In the event of changes to our capital structure, appropriate adjustments will be made to the stock option exercise price and the number of shares subject to each outstanding stock option.

1997 Share Option Plan

   Our 1997 Plan was adopted by the Board of Directors on October 1, 1997, and approved by shareholders as of October 7, 1997. As of January 31, 2001, a total of 465,505 Ordinary Shares have been authorized for issuance under the 1997 Plan. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31 of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive stock option grants for more than 27,438 Ordinary Shares per calendar year.

   The 1997 Plan consists of the Option Grant Program, under which eligible individuals in our employ or service (including our officers and other employees, non-employee Board members, consultants and other independent advisors, or any parent or subsidiary) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five percent (85%) of their fair market value on the option grant date.

   The 1997 Plan is administered by the Compensation Committee. The Plan Administrator has complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive stock option grants, the time or times when such grants are to be made, the number of shares subject to each such grant, the exercise and vesting schedule to be in effect for the grant, the maximum term for which any granted stock option is to remain outstanding and the status of any granted stock option as either an incentive stock option or a non- statutory stock option under the U.S. Federal tax laws.

   Options granted under the 1997 Plan will generally become exercisable in three equal annual instalments measured from the option grant date. The exercise price for options granted under the 1997 Plan may be paid in cash or in Ordinary Shares valued at fair market value on the exercise date. We are in the process of establishing a procedure pursuant to which options under the 1997 Plan may be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding stock options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise.

   In the event we are acquired by merger or asset sale, each outstanding stock option under the 1997 Plan will immediately accelerate and become fully exercisable for all of the shares subject to such outstanding options, unless such stock options are to be assumed or replaced by the successor corporation (or parent thereof). Any stock options that do not automatically accelerate upon the occurrence of a merger or asset sale, will immediately accelerate, and such repurchase rights will accordingly lapse, upon the involuntary termination of the optionee within 18 months after the effective date of the merger or asset sale. Stock options accelerated in connection with such involuntary termination will be exercisable as fully-vested shares until the earlier of (i) the expiration of the stock option term or (ii) a one (1)-year period measured from the effective date of the involuntary termination.

   The Plan Administrator has the authority to effect, with the consent of the affected option holders, the cancellation of outstanding stock options under the 1997 Plan in return for the grant of new stock options for the same or a different number of shares with an exercise price per share based upon the fair market value of the Ordinary Shares on the new grant date.

   The Board of Directors pursuant to a meeting on September 1, 1998, granted options to a Director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal instalments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently cancelled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options granted to the same Director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal instalments on January 7, 2003, January 7, 2004 and December 7, 2004.

   As a result of decreases in the market price of our Ordinary Shares during the latter part of 1998, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the continuing opportunity to acquire our Ordinary Shares at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancellation/re-grant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was cancelled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option"), was granted in replacement thereof. The New Options are exercisable in three equal instalments on November 9, 2001, November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were cancelled and re-granted under the program. During the fiscal year ended January 31, 2001, a total of 12,900 New Options were forfeited.

   In addition to the cancellation and re-grant program on November 9, 1998, the Board of Directors granted further options to directors, a member of senior management and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above.

   Pursuant to the aforementioned circulating resolution of directors, further options were granted to directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal instalments on January 7, 2003, January 7, 2004 and December 7, 2004.

   The Board may amend or modify the 1997 Plan at any time. However, no such amendment or modification shall adversely affect the rights of any optionee without his or her consent. The 1997 Plan will terminate on October 1, 2007, unless sooner terminated by the Board.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

   The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our Ordinary Shares including Ordinary Shares held directly or in the form of ADSs and share options granted as of April 10, 2001, based on an aggregate of 4,744,690 Ordinary Shares outstanding as of such date:

                                                         Ordinary Shares (/1/)
                                                       Beneficially Owned (/2/)
                                                       -------------------------
     Name of beneficial holder                             Number         %
     -------------------------                         -------------- ----------
     Sam Linz (/3/)...................................      1,369,289      28.86
     FMR Co. .........................................        513,500      10.82
     Robert Gavshon...................................        289,349       6.10

--------
(/1/)The number of Ordinary Shares listed in this table includes Ordinary
     Shares held directly or in the form of ADSs and share options granted.

(/2/)Applicable percentage of ownership for each shareholder is based on 4,541,652 Ordinary Shares outstanding as of April 10, 2001, together with applicable options for such shareholders. Includes 203,038 Ordinary Shares issuable upon the exercise of stock options granted under the Executive Share Option Plan (the "Executive Plan") but excludes 161,091 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan (the

     "1997 Plan"). There are an additional 103,289 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Plan. Ordinary Shares subject to options exercisable within sixty (60) days of April 10, 2001 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.

(/3/)Includes 162,205 Ordinary Shares held by Rebel Concepts Pty Limited, a company in which Mr. Linz owns a 72.5% interest, with Mr. Robert Gavshon and Mr. John Price, (or companies associated with them), each a director of Barbeques Galore Limited, owning the remaining 22.5% and 5.0% respectively, 167,402 Ordinary Shares held by Geblon Pty Limited, a company in which Mr. Linz and Mr. Gavshon each have a 50% ownership interest, with Mr. Linz retaining voting control of the company and 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.

   We are not, to our knowledge, directly owned or controlled by any other corporation or foreign government and are not aware of any voting arrangements which may, at any subsequent date, result in a change of control.

B. RELATED PARTY TRANSACTIONS

Company Policy Concerning Transactions with Affiliates

   Under the Australian Corporations Law, directors are prohibited from entering into transactions with us that confer a benefit on any director if the transaction is not on "arms-length" commercial terms, except where limited exemptions apply or detailed approval procedures are first observed. We have adopted a more stringent policy based on the Australian Corporations Law that requires all transactions with directors, senior management and other affiliates be on terms that are believed to be at least as favorable to us as could be obtained from unaffiliated third parties and that such transactions must be approved by a majority of our disinterested directors.

   We believe that the following transactions with directors, senior management and other affiliates were completed on terms as favorable to us as could have been obtained from unaffiliated third parties.

Transactions with Affiliates

   We hold a one-third ownership interest in Bromic which supplies gas valves and related products to us. Bromic receives approximately 14% of its revenues from sales to us and we are Bromic's second largest customer. During the year ended January 31, 2001, we purchased approximately A$2.8 million of products from Bromic. Subsequent to January 31, 2001, we invested A$2.0 million for a one-third equity interest in Renegade Gas Pty Limited ("Renegade"), an Australian company which operates as an industrial and domestic gas distributor. Renegade and Bromic (which commenced operations in the U.S.A during 2000), have common shareholders.

   In addition, we hold a 50% equity interest in GLG which supplies us with grills, burners and other products. GLG receives approximately 90% of its revenues from sales to us and we are GLG's largest customer. During the year ended January 31, 2001, we purchased approximately A$12.4 million of products from GLG.

Transactions Involving Principal Shareholders

   Messrs. Linz, Gavshon, Selati and Price beneficially own 28.9%, 6.1%, 3.8% and 1.6%, respectively, of our outstanding Ordinary Shares. Accordingly, these individuals may exert substantial influence over our business and affairs, including the election of our directors and the outcome of corporate actions requiring shareholder approval.

   From time to time in the past, Messrs. Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand to us, to be used for general corporate purposes. Through these advances, we have been able to obtain funds at relatively attractive short-term borrowing rates of approximately 2% per annum below the overdraft rate charged to us by our bankers. Prior to the Offering, we had repaid all amounts owing on such advances and terminated these borrowing arrangements. We have reinstated similar arrangements which the Board of Directors has determined are in our best interests.

   We lease cars for the use of Messrs. Linz, Gavshon, Price and Selati, at a rate of approximately A$3,795, A$3,885, A$1,977 and US$1,531, respectively, per month per car.

   We pay the premiums on a disability insurance policy naming Mr. Selati as the insured. If benefits were paid to Mr. Selati under this policy, he would receive approximately US$7,900 per month until he reaches age 65.

   Mr. Linz's sister, together with her husband in one instance and her husband and son in three other instances, owns four entities ("Related Franchisors"), each of which operates one franchised Barbeques Galore store in Orange County, California. The Related Franchisors' franchise agreements provide the Related Franchisors with the exclusive right to open, upon our approval, additional Barbeques Galore stores within a specified territory in Orange County.

   Pursuant to his appointment as a non-executive Director on September 1, 1998, options to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share were granted by us to Mr. Edgar Berner under the 1997 Plan, exercisable in three equal instalments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently cancelled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options to the same Director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal instalments on January 7, 2003, January 7, 2004 and December 7, 2004. See "Item 6. Directors, Senior Management and Employees-E. Share Ownership for Directors and Senior Management-1997 Share Option Plan".

   Pursuant to the cancellation and regrant program on November 9, 1998, options to purchase up to an aggregate of 46,250 Ordinary Shares at a price of US$5.20 per Ordinary Share were granted by us to Directors and a member of senior management under the 1997 Plan, exercisable in three equal instalments on November 9, 2001, November 9, 2002 and October 9, 2003. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Sydney Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares and Mr. Gordon Howlett and Mr. David James each received a grant of 2,500 Ordinary Shares. Pursuant to the aforementioned circulating resolution of directors, options to purchase up to an aggregate of 75,195 Ordinary Shares at a price of US$6.38 per Ordinary Share were granted to Directors and Senior Management under the 1997 Plan, exercisable in three equal instalments on January 7, 2003, January 7, 2004 and December 7, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 20,200 Ordinary Shares, Mr. Sydney Selati received a grant of 10,100 Ordinary Shares, Mr. John Price received a grant of 6,425 Ordinary Shares, Mr. David James received a grant of 5,300 Ordinary Shares, Mr. Edgar Berner received a grant of 4,410 Ordinary Shares, Mr. Benjamin Ramsey received a grant of 4,000 Ordinary Shares, Mr. Kevin Ralphs received a grant of 3,185 Ordinary Shares, Mr. David Glaser received a grant of 750 Ordinary Shares and Mr. Gordon Howlett received a grant of 625 Ordinary Shares. See "Item 6. Directors, Senior Management and Employees-E. Share Ownership for Directors and Senior Management-1997 Share Option Plan".

   Certain of our directors were also granted options to purchase up to an aggregate of 203,038 Ordinary Shares at a price of A$8.38 per Ordinary Share. See "Item 6. Directors, Senior Management and Employees-E. Share Ownership for Directors and Senior Management."

C. INTEREST OF EXPERTS AND COUNSEL

  Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

   Please see Item 18 for a list of the financial statements filed as part of this Annual Report.

Dividend Policy

   We do not anticipate paying any regular dividends on the Ordinary Shares or ADSs in the foreseeable future. In addition, we are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined. See "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources."

Legal Proceedings

   There are no material pending legal proceedings against us. We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our business, results of operations or financial condition.

B. SIGNIFICANT CHANGES

   There have been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and require disclosure in this Annual Report and for which disclosure was not made in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Price Range of our ADSs on the Nasdaq Stock Market(R) ("Nasdaq")

   Effective October 11, 1999 our Ordinary Shares were traded on Nasdaq under the symbol BBQZ, as represented by ADSs, pursuant to changes to Nasdaq requirements, in terms of which we were no longer required to add the letter "Y" to the end of our Nasdaq ticker symbol. The ADSs are represented by American Depositary Receipts ("ADRs") issued by Morgan Guaranty Trust Company of New York as Depositary. Each ADS represents one Ordinary Share.

   From April 1987 through December 1996, we listed our Ordinary Shares for trading on the ASE. In December 1996, we voluntarily delisted from the ASE and since such time, there has been no established foreign public market for the Ordinary Shares or ADSs.

   The following table sets forth the range of high and low closing sale prices of the ADSs on Nasdaq for the fiscal periods indicated:

                                                                Price Per ADS
                                                                  on Nasdaq
                                                               ----------------
                                                                 High     Low
                                                               -------- -------
   (a) Annual high and low market prices
     February 1, 1998 to January 31, 1999..................... US$11.00 US$2.63
     February 1, 1999 to January 31, 2000.....................     9.75    2.50
     February 1, 2000 to January 31, 2001.....................    11.50    3.00
   (b) Quarterly high and low market prices
     Fiscal Year ended January 31, 2000
       First Quarter.......................................... US$ 7.81 US$5.69
       Second Quarter.........................................     8.38    6.25
       Third Quarter..........................................     7.50    5.94
       Fourth Quarter.........................................     9.75    2.50
     Fiscal Year ended January 31, 2001
       First Quarter.......................................... US$11.50 US$7.75
       Second Quarter.........................................     9.31    8.06
       Third Quarter..........................................     8.88    5.94
       Fourth Quarter.........................................     6.06    3.00
   (c) Monthly high and low market prices
     October 2000............................................. US$ 7.44 US$5.94
     November 2000............................................     6.06    4.94
     December 2000............................................     5.00    3.00
     January 2001.............................................     4.63    3.88
     February 2001............................................     4.38    4.00
     March 2001...............................................     4.38    2.50

   As of April 10, 2001, there were 15 holders of record of ADSs and 28 additional holders of record of our Ordinary Shares. Of the Ordinary Shares, to our knowledge, six holders of record reside in the United States. We are unable to determine how many holders of record of ADSs reside in the United States.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

   Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

   Previously filed in our Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998 and incorporated by reference herein.

C. MATERIAL CONTRACTS

   Not applicable.

D. EXCHANGE CONTROL

Restrictions on Foreign Ownership; Antitakeover Restrictions

   Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the course of trading, in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totalling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia. However, there would be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If all of the ADSs are owned by foreign persons or their associates then the level of foreign ownership of our equity securities will be approximately 67.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

   We have additionally provided that all stock options outstanding under our Executive Plan at such time as we become subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of our outstanding Ordinary Shares shall become immediately exercisable for a period of up to 120 days, measured from the date the Board of Directors notifies the optionee of the takeover bid. Similarly, we have provided that all stock options outstanding under our 1997 Plan at such time as we are acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Plan which became exercisable on February 1, 1999 and 362,216 Ordinary Shares underlying stock options granted under our 1997 Plan, which, barring acceleration, will become exercisable as to 203,950 in three equal instalments on November 9, 2001, November 9, 2002 and October 9, 2003 and as to 158,266 in three equal instalments on January 7, 2003, January 7, 2004 and December 7, 2004 according to the terms of the 1997 Plan. Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible, attempts by certain entities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that might result in a premium over market price to holders of ADSs. See "Item 6. Directors, Senior Management and Employees-E. Share Ownership for Directors and Senior Management-Executive Share Option Plan" and "-1997 Share Option Plan".

   Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Provisions contained in the Constitution , among other things:

  . in effect divide the Board of Directors into three classes, which serve for staggered three-year terms;

  . provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present;

  . require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors; and

  . authorize the Board of Directors, without any vote or action by our shareholders, to issue, out of our authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter.

   Although we currently have no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior shares that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third-party to acquire control of us.

   In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residents of Australia is 34% for companies for the 2001 income year (for most taxpayers, the year ending June 30, 2001) and 30% thereafter. For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. These circumstances are described in "Item 10. Additional Information-E. Taxation."

E. TAXATION

   Dividends. Fully franked dividends (i.e., dividends paid out of the Company's profits which have been subject to Australian income tax at the maximum corporate tax rate) which are paid to shareholders who are U.S. residents will not be subject to Australian income or Australian withholding, taxes. Unfranked dividends (i.e., dividends that are paid out of profits that have not been subject to Australian income tax) are subject to Australian withholding tax when paid to U.S. resident shareholders. In the event the Company pays partially franked dividends, shareholders will be subject to withholding tax on the unfranked portion. Pursuant to the bilateral taxation convention between Australia and the United States (the "Treaty"), the withholding tax imposed on dividends paid by the Company to a U.S. resident is limited to 15%.

   Dividends which are paid to the Company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the Company's "foreign dividend account" ("FDA"). Where the Company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the Company is an FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of an FDA dividend gives rise to a debit in the Company's FDA account. The Australian Federal Government has announced that it intends to extend the dividend withholding tax exemption to all types of foreign income derived by an Australian company with effect from July 1, 2002. As part of this extension, the FDA will be replaced by a "foreign income account" ("FIA").

   Sales of ADSs or Ordinary Shares. U.S. residents who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together with associates) 10% or more of the issued share capital of a public Australian company are not liable for Australian capital gains tax on the disposal of shares or ADSs of such company.

   U.S. residents are subject to Australian capital gains tax on the disposal of shares or ADSs of a private Australian company where the disposal consideration exceeds the cost base unless such a gain is exempt from Australian tax under the Treaty. The rate of Australian tax on taxable capital gains realized by U.S. residents is 34% for companies for the 2001 income year (for most taxpayers, the year ending June 30, 2001) and 30% thereafter. For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. U.S. residents who are subject to Australian tax on capital gains made on the disposal of shares or ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

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

   The current stamp duty legislation in the Australian Capital Territory imposes stamp duty on a dutiable transaction relating to ADRs, whether or not that transaction is effected in writing. Dutiable transactions include a transfer, an agreement for sale or transfer and a declaration of trust. The term ADR is specifically defined in the legislation and requires the depositary to hold the underlying Ordinary Shares as trustee for the ADR holder.

   The stamp duty legislation contains a number of exemptions from ad valorem duty, including an exemption from duty for certain transfers to foreign residents of ADRs which are listed on a "recognized stock exchange." Nasdaq is such an exchange. The term "foreign resident" is specifically defined in the stamp duty legislation. A person is a foreign resident if they are not resident or domiciled in Australia. A company is a foreign resident if it is incorporated outside Australia, does not have its central management and control in Australia, and does not have its voting power controlled by shareholders resident in Australia.

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

Gift, Estate and Inheritance Taxes

   There are no specific gift, estate or inheritance taxes in Australia. However, the transfer by a U.S. resident of Ordinary Shares or ADSs by way of gift or upon death, may have Australian income tax and stamp duty implications.

F. DIVIDENDS AND PAYING AGENTS

   Not applicable.

G. STATEMENTS BY EXPERTS

   Not applicable.

H. DOCUMENTS ON DISPLAY

   All documents relating to us which are referred to in this Annual Report are available at our principal executive and registered offices at 327 Chisholm Road, Auburn, NSW 2144, Australia.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

   Our functional currency is the Australian dollar although we transact a portion of our business in foreign currencies and accordingly have foreign currency exposure through our sales in the United States and purchases from overseas suppliers in U.S. dollars.

   Our Australian operations generally hedge a major portion of our imports against exchange rate fluctuations with respect to the Australian dollar. However, in our U.S. operations, we have not, and currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

   We utilize foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counterparties to the contracts are major financial institutions and the risk of loss to us in the event of non-performance by a counterparty, is not significant. There were no foreign currency forward contracts outstanding as at January 31, 2000 and 2001, respectively.

Interest Rate Risk

   Because we have long-term debt under the facilities with ANZ and Merrill Lynch, we are exposed to changes in interest rates.

   The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 170 days. As of January 31, 2000 and 2001, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

                               January 31, January 31, January 31,  January 31,
                                  2000        2001         2000         2001
                               ----------- ----------- ------------ ------------
                                  (In A$ thousands)    (Interest rate per annum)
   Bank bills.................   $12,242     $22,006       6.2%         7.2%
   Property loans.............     8,450       8,450   6.8% to 7.4% 6.9% to 7.5%

   As of January 31, 2001 the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly.

   Our total long-term debt matures as follows:

     Year ending January 31,                                  (In A$ thousands)
     -----------------------                                  -----------------
     2002....................................................      $    15
     2003....................................................       30,456
                                                                   -------
                                                                   $30,471
                                                                   =======

   The difference between the carrying value and fair value of long term debt is not significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Changes in Securities

   On December 3, 1999 we announced that our Board of Directors had authorized the repurchase of up to 450,000 ADRs of Barbeques Galore Limited as market conditions become favorable. The repurchase program will expire on January 31, 2002 or upon reaching an aggregate purchase quantity of 450,000 ADRs. Commencing March 23, 2001 and thereafter, we have repurchased, at a cost of US$791,563 and from available resources, 265,000 ADRs on the open market, pursuant to the repurchase program.

ITEM 15.

  Not applicable.

ITEM 16.

  Not applicable.

                                   PART III

ITEM 17. FINANCIAL STATEMENTS

   See Item 18 for a list of the Financial Statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

   The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

  Independent Auditors' Report.

  Consolidated Balance Sheets as of January 31, 2000 and 2001.

  Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the years ended January 31, 1999, 2000 and 2001.

  Consolidated Statements of Shareholders' Equity for the years ended January 31, 1999, 2000 and 2001.

  Consolidated Statements of Cash Flows for the years ended January 31, 1999, 2000 and 2001.

  Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

   The following exhibits are filed as part of this Annual Report:

 Exhibit
 Number
 -------
   3.1   Memorandum and Articles of Association. (/1/)
   4.1   Form of Specimen of American Depositary Receipt. (/1/)
   4.2   Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust
         Company of New York, as Depositary, and holders from time to time of
         ADSs issued thereunder. (/1/)
  10.1   Executive Share Option Plan. (/1/)
  10.2   1997 Share Option Plan. (/1/)
  10.3   Major Agreements relating to the Registrant's credit facility with
         Australia and New Zealand Banking Corporation Group Limited ("ANZ"),
         including the formal Letter of Offer from ANZ to Directors of the
         Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the Company. (/2/)
  10.4   Major Agreements relating to the Registrant's U.S. operating subsidiary's credit facility with Merrill Lynch Business Financial
         Services Inc. ("Merrill Lynch"), including Term WCMA(R) Loan and
         Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and
         Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the
         Registrant relating to WCMA(R) Note, Loan and Security Agreement No.
         9502340701; Unconditional Guaranty by the Registrant relating to
         WCMA(R) Note, Loan and Security Agreement No. 231-07710; Term WCMA(R)
         Note No. 9502340701; Letter dated November 27, 1996 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter and Letter
         Agreement dated August 27, 1997 from Merrill Lynch to Galore USA re:
         WCMA(R) line of credit variation; Letter Agreement dated January 20,
         1998 from Merrill Lynch to Galore USA re: amendment to WCMA(R) Note,
         Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998. (/1/)
  10.5   Deeds of purchase of Registrant's headquarters facility and assembly operations facility. (/1/)
  10.6   Lease dated as of March 6, 1992 by and between Galore USA and Phoenix
         Business Center Partners re: Irvine, California U.S. headquarters and distribution facility. (/1/)
  10.7   Contract for the sale of land for the Registrant's warehousing and distribution facility. (/2/)
  10.8   WCMA(R) Note, Loan and Security Agreement No. 231-07T10, as
         amended. (/3/)
  10.9   Deeds of purchase of Registrant's headquarters facility and assembly operations facility, as amended. (/3/)
  10.10  Major Agreements relating to the Registrant's credit facility with
         Australia and New Zealand Banking Corporation Group Limited ("ANZ"),
         including the formal Letter of Offer from ANZ to Directors of the
         Registrant, dated May 25, 1998; resolutions of the Directors of the
         Registrant, dated June 26, 1998 approving of the Letter of Offer from
         ANZ to the Registrant. (/4/)
  10.11  Contract for the sale of land for the Registrant's warehousing and distribution operations. (/4/)
  21.1   List of Subsidiaries as of April 10, 2001.
  23.1   Consent of KPMG.
  24.1   Power of Attorney (see page 46).

--------
(/1/)Previously filed in the Registrant's Registration Statement on Form F-1
     (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.

(/2/)Previously filed in the Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on September 21, 1998, and incorporated herein by reference.

(/3/)Previously filed in the Registrant's Report of Foreign Issuer on Form 6-
     K, filed with the Commission on June 15, 1998, and incorporated herein by reference.

(/4/)Previously filed in the Registrant's Report of Foreign Issuer on Form 6-
     K, filed with the Commission on September 14, 1998, and incorporated herein by reference.

                                  SIGNATURES

   The Registrant, Barbeques Galore Limited, a corporation organized and existing under the laws of the Commonwealth of Australia, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf, thereunto duly authorised on May 1, 2001.

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

   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report on Form 20-F has been signed by the following in the capacities and on the dates indicated:

          /s/ Sam Linz               Chairman of the Board and       May 1, 2001
____________________________________  Director (Principal
              Sam Linz                Executive Officer)

        /s/ David James              Principal Financial and         May 1, 2001
____________________________________  Accounting Officer
            David James

       /s/ Robert Gavshon            Deputy Chairman of the Board    May 1, 2001
____________________________________  and Director
           Robert Gavshon

         /s/ John Price              Director                        May 1, 2001
____________________________________
             John Price

        /s/ Edgar Berner             Director                        May 1, 2001
____________________________________
            Edgar Berner

       /s/ Gordon Howlett            Director                        May 1, 2001
____________________________________
           Gordon Howlett

       /s/ Sydney Selati             Director and Authorized U.S.    May 1, 2001
____________________________________  Representative
           Sydney Selati

                           FINANCIAL STATEMENTS INDEX

                                                                        Pages
                                                                       Numbers
                                                                       -------
Independent Auditors' Report..........................................    48
Consolidated Balance Sheets...........................................    49
Consolidated Statements of Operations and Other Comprehensive Income
 (Loss)...............................................................    50
Consolidated Statement of Shareholders' Equity........................    51
Consolidated Statements of Cash Flows.................................    52
Notes to Consolidated Financial Statements............................    53

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Barbeques Galore Limited

   We have audited the accompanying consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of January 31, 2001 and 2000 and the related consolidated statements of operations and other comprehensive income
(loss), shareholders' equity and cash flows for the years ended January 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 2001 and 2000 and the results of their operations and their cash flows for the years ended January 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG
KPMG
March 9, 2001
Sydney, Australia

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                      January 31, January 31,    January 31,
                                         2000        2001           2001
                                      ----------- ----------- -----------------
                                         (In A$ thousands     (In US$ thousands
                                        except share data)    except share data)
Assets
Current assets:
Cash and cash equivalents...........   $     33    $     34        $    18
Accounts receivable, net............     14,792      15,797          8,635
Receivables from affiliates.........        --            3              2
Inventories, net....................     54,022      65,122         35,596
Deferred income taxes...............      2,368       1,736            949
Prepaid expenses and other current
 assets.............................      1,039       2,872          1,570
                                       --------    --------        -------
Total current assets................     72,254      85,564         46,770
Non-current assets:
Receivables from affiliates.........        748         642            351
Property, plant and equipment, net..     34,970      40,007         21,868
Goodwill, net.......................      1,327       1,238            677
Deferred income taxes...............      1,646       1,435            784
Other non-current assets............      1,934       2,611          1,427
                                       --------    --------        -------
Total assets........................   $112,879    $131,497        $71,877
                                       ========    ========        =======
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued
 liabilities........................   $ 26,014    $ 26,160        $14,299
Payables to related parties.........        700         349            191
Payables to affiliates..............         47         --             --
Current maturities of long-term
 debt...............................         22          15              8
Current portion of obligations under
 capital leases.....................      2,405       2,520          1,377
Income taxes payable................      1,856         --             --
                                       --------    --------        -------
Total current liabilities...........     31,044      29,044         15,875
Non-current liabilities:
Long-term debt......................     20,692      30,456         16,648
Obligations under capital leases,
 excluding current portion..........      5,237       6,098          3,333
Other long-term liabilities.........        983       1,667            911
                                       --------    --------        -------
Total liabilities...................     57,956      67,265         36,767
                                       --------    --------        -------
Shareholders' equity:
Ordinary shares, no par value--
 authorized 27,437,853 shares;
 4,541,652 issued shares............     40,733      40,733         22,265
Accumulated other comprehensive
 income.............................      1,105       5,931          3,242
Retained earnings...................     13,085      17,568          9,603
                                       --------    --------        -------
Total shareholders' equity..........     54,923      64,232         35,110
                                       --------    --------        -------
Total liabilities and shareholders'
 equity.............................   $112,879    $131,497        $71,877
                                       ========    ========        =======

          See accompanying notes to Consolidated Financial Statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS AND
                       OTHER COMPREHENSIVE INCOME (LOSS)

                          Year ended  Year ended  Year ended  Year ended January
                          January 31, January 31, January 31,        31,
                             1999        2000        2001            2001
                          ----------- ----------- ----------- ------------------
                                                              (In US$ thousands,
                               (In A$ thousands, except        except share and
                               share and per share data)       per share data)
Net sales...............   $224,984    $260,683    $304,471        $173,366
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....    152,708     176,261     207,175         117,914
                           --------    --------    --------        --------
Gross margin............     72,276      84,422      97,296          55,452
Selling, general and
 administrative
 expenses...............     61,796      72,358      87,365          49,909
Store pre-opening
 costs..................        810         411         639             379
                           --------    --------    --------        --------
Operating income........      9,670      11,653       9,292           5,164
                           --------    --------    --------        --------
Equity in income of
 affiliates, net of
 tax....................        514         551         340             185
Interest expense........      2,163       2,276       2,920           1,663
                           --------    --------    --------        --------
Income before income
 tax....................      8,021       9,928       6,712           3,686
Income tax expense......      2,814       3,714       2,229           1,225
                           --------    --------    --------        --------
Net income..............      5,207       6,214       4,483           2,461
Other comprehensive
 income (loss)..........        332        (404)      4,826           2,748
                           --------    --------    --------        --------
Net income after other
 comprehensive income
 (loss).................   $  5,539    $  5,810    $  9,309        $  5,209
                           ========    ========    ========        ========
Earnings per share:
  Basic.................   $   1.15    $   1.37    $   0.99        $   0.54
                           ========    ========    ========        ========
  Diluted...............   $   1.13    $   1.34    $   0.96        $   0.52
                           ========    ========    ========        ========
Weighted average shares
 outstanding (in
 thousands):
  Basic.................      4,542       4,542       4,542           4,542
                           ========    ========    ========        ========
  Diluted...............      4,595       4,633       4,689           4,689
                           ========    ========    ========        ========


          See accompanying notes to Consolidated Financial Statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                          Accumulated
                                              Additional     Other                  Total
                           Shares    Ordinary  Paid-In   Comprehensive Retained Shareholders'
                         Outstanding  Shares   Capital      Income     Earnings    Equity
                         ----------- -------- ---------- ------------- -------- -------------
                           ('000)              (In A$ thousands, except share data)
Balances at January 31,
 1998...................    4,542    $16,532   $24,554      $1,177     $ 1,664     $43,927
Net income..............      --         --         --         --        5,207       5,207
Foreign currency
 translation
 adjustment.............      --         --         --         332         --          332
Initial public offering
 ("the Offering")
 costs..................      --         --       (353)        --          --         (353)
Transfer of balance of
 additional paid-in
 capital to ordinary
 shares on July 1, 1998
 resulting from
 amendments to the
 Australian Corporations
 Law....................      --      24,201   (24,201)        --          --          --
                            -----    -------   -------      ------     -------     -------
Balances at January 31,
 1999...................    4,542     40,733       --        1,509       6,871      49,113
Net income..............      --         --        --          --        6,214       6,214
Foreign currency
 translation
 adjustment.............      --         --        --         (404)        --         (404)
                            -----    -------   -------      ------     -------     -------
Balances at January 31,
 2000...................    4,542     40,733       --        1,105      13,085      54,923
Net income..............      --         --        --          --        4,483       4,483
Foreign currency
 translation
 adjustment.............      --         --        --        4,826         --        4,826
                            -----    -------   -------      ------     -------     -------
Balances at January 31,
 2001...................    4,542    $40,733   $   --       $5,931     $17,568     $64,232
                            =====    =======   =======      ======     =======     =======

   The Australian Company Law Review Act (the "Act") came into effect on July 1, 1998. The Act abolished par value shares and any amounts standing to the credit of "Additional Paid-In Capital" became part of the value of Ordinary Shares on that date. Effective July 1, 1998, Ordinary Shares do not have a nominal or par value.



         See accompanying notes to Consolidated Financial Statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Year ended  Year ended  Year ended
                                              January 31, January 31, January 31,
                                                 1999        2000        2001
                                              ----------- ----------- -----------
                                                       (In A$ thousands)
Cash flows from operating activities:
  Net income................................   $  5,207    $  6,214    $  4,483
  Adjustments to reconcile net income to net
   cash provided by (used in) operating
   activities:
  Depreciation and amortization.............      5,975       6,462       7,594
  Deferred income taxes.....................        (42)       (245)        843
  Amounts set aside to provisions...........        602         349        (278)
  Undistributed income of affiliates........       (317)        (52)        105
  Loss (gain) on sale of property, plant and
   equipment................................         73         (10)        (30)
  Changes in operating assets and
   liabilities:
  Receivables and prepaid expenses..........     (2,510)     (3,118)     (3,424)
  Inventories...............................     (3,800)     (7,091)    (11,027)
  Other assets..............................        (59)          4          21
  Accounts payable and accrued liabilities..      1,392       8,192       1,566
                                               --------    --------    --------
Net cash provided by (used in) operating
 activities.................................      6,521      10,705        (147)
                                               --------    --------    --------
Cash flows from investing activities:
  Proceeds from sale of property, plant and
   equipment................................         28         139         332
  Capital expenditures......................    (13,181)     (5,777)     (7,558)
  Loan repayments received..................         43         100         106
                                               --------    --------    --------
Net cash (used in) investing activities.....    (13,110)    ( 5,538)     (7,120)
                                               --------    --------    --------
Cash flows from financing activities:
  Repayment of long-term debt...............    (10,021)    (18,129)    (21,500)
  Proceeds from long-term debt..............     19,450      14,500      31,257
  Principal payments under capital leases...     (1,844)     (2,316)     (2,489)
  Offering costs............................       (353)        --          --
                                               --------    --------    --------
    Net cash provided by (used in) financing
     activities.............................      7,232      (5,945)      7,268
                                               --------    --------    --------
Effects of exchange rate fluctuations.......          2         --          --
                                               --------    --------    --------
Net increase (decrease) in cash and cash
 equivalents................................        645        (778)          1
Cash and cash equivalents at beginning of
 period.....................................        166         811          33
                                               --------    --------    --------
Cash and cash equivalents at end of period..   $    811    $     33    $     34
                                               ========    ========    ========

          See accompanying notes to Consolidated Financial Statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

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

(f) Property, plant and equipment

   Property, plant and equipment are stated at cost net of accumulated depreciation. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. The method of depreciation and estimable useful lives over which property, plant and equipment is depreciated, are as follows:

                                                                Method     Years
                                                             ------------- -----
Building.................................................... Straight line   40
Machinery and equipment..................................... Straight line 8-12
Leasehold improvements...................................... Straight line 5-20
Leased plant and equipment.................................. Straight line  3-5

   Plant and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Obligations under capital leases are reduced by payments of principal. The interest components of the capital lease payments are charged to the consolidated statements of operations and other comprehensive income (loss).

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

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

(h) Product management and development, and advertising

   Product management and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

                                           Year ended  Year ended  Year ended
                                           January 31, January 31, January 31,
                                              1999        2000        2001
                                           ----------- ----------- -----------
                                                    (In A$ thousands)
   Product management and development.....   $1,047      $ 1,014     $ 1,044
   Advertising............................    9,605       11,022      13,588
                                             ======      =======     =======

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

(j) Share option plan

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, in 1996, under which we elected to continue following the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for our share option plan. Generally, compensation expense is recorded on the date of grant only if the market price of the underlying share exceeded the exercise price.

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

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

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

(n) Rent expense, surplus leased space and lease incentives

   The Company leases certain store locations under operating leases, which provide for annual payments that increase over the lives of the leases. Total payments under the leases are expensed on a straight-line basis over the lease term unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed.

   Where premises under a non-cancellable operating lease become vacant during the lease term, a charge is recognized on that date equal to the present value of the expected future lease payments less any expected future sub-lease income.

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

(r) Earnings per share

   Basic earnings per share are computed by dividing net income available to ordinary shareholders, by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net income available to ordinary shareholders, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

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

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   Assets and liabilities of overseas subsidiaries are translated at year-end rates and operating results at the average rates ruling during the year.

(t) Convenience translation (unaudited)

   The information in US dollars in the consolidated balance sheets and consolidated statements of operations and other comprehensive income (loss) is presented solely for the convenience of the reader and has been translated at the spot rate on January 31, 2001 of US$0.5466 per A$1.00 and at the average rate for each quarter in respect of the fiscal year ended January 31, 2001 which equates to an annual equivalent of US$0.5694 per A$1.00, respectively. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate.

(u) Other comprehensive income

   The only component of other comprehensive income (loss) that impacts the Company is foreign currency translation adjustments. The net gain (loss) associated with the foreign currency translation adjustments for the years ended January 31, 1999, 2000 and 2001 was A$332,000, A$(404,000) and
A$4,826,000, respectively. Accumulated other comprehensive income at January 31, 2000 and 2001 consisted solely of foreign currency translation adjustments with credit balances of A$1.1 million and A$5.9 million, respectively.

(v) Goods and Services Tax

   A Goods and Services Tax ("GST") was introduced in Australia from July 1, 2000. The GST is not included in reported sales since July 1, 2000. A wholesale sales tax on sales in effect in Australia prior to July 1, 2000 was abolished as of that date. Sales tax amounts were included in sales and cost of sales for all periods presented prior to July 1, 2000.

2. Derivative Financial Instruments

   The Company utilizes foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counterparties to the contracts are major financial institutions and the risk of loss to the Company in the event of non-performance by a counterparty is not significant. There were no foreign currency forward contracts outstanding as at January 31, 2000 and 2001, respectively.

3. Accounts Receivable

   Accounts receivable consists of the following:

                                                         January 31, January 31,
                                                            2000        2001
                                                         ----------- -----------
                                                            (In A$ thousands)
   Trade accounts receivable...........................    $14,432     $15,121
   Less: Reserve for doubtful accounts.................       (463)       (308)
                                                           -------     -------
                                                            13,969      14,813
   Other receivables...................................        823         984
                                                           -------     -------
                                                           $14,792     $15,797
                                                           =======     =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

4. Inventories

   The major classes of inventories are as follows:

                                                         January 31, January 31,
                                                            2000        2001
                                                         ----------- -----------
                                                            (In A$ thousands)
   Finished goods.......................................   $50,018     $61,069
   Work in progress.....................................     1,425         539
   Raw materials........................................     2,997       3,859
                                                           -------     -------
                                                            54,440      65,467
   Less: Reserve for obsolescence.......................      (418)       (345)
                                                           -------     -------
                                                           $54,022     $65,122
                                                           =======     =======

5. Investments in Affiliated Companies

   Investments in affiliated companies consist of a one-third ownership of the ordinary shares of Bromic Pty Limited and subsidiaries ("Bromic"), an Australian group which imports and distributes componentry to the gas and appliance industries, and 50% of the ordinary shares of GLG Trading Pte Limited ("GLG"), a Singapore company which acts as a buying office for Barbeques Galore and other third parties.

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

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   Prices charged between the Company and our affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end are as follows:

                                           Year ended  Year ended  Year ended
                                           January 31, January 31, January 31,
                                              1999        2000        2001
                                           ----------- ----------- -----------
                                                    (In A$ thousands)
   Purchases from affiliates:
   -Bromic................................   $ 2,729     $ 3,371     $ 2,777
   -GLG Trading Pte Limited...............     8,562       8,261      12,403
                                             -------     -------     -------
                                             $11,291     $11,632     $15,180
                                             =======     =======     =======
   Dividends received or due and
    receivable from affiliates:
   -Bromic................................   $   --      $   200     $   200
   -GLG Trading Pte Limited...............       197         299         226
                                             -------     -------     -------
                                             $   197     $   499     $   426
                                             =======     =======     =======

                                                         January 31, January 31,
                                                            2000        2001
                                                         ----------- -----------
                                                            (In A$ thousands)
   Receivable from affiliates (net):
   -Bromic..............................................   $  453       $397
   -GLG Trading Pte Limited.............................      248        248
                                                           ------       ----
                                                           $  701       $645
                                                           ======       ====
   Investment in affiliates.............................   $1,054       $949
                                                           ======       ====

   Investments in affiliates are included in the balance sheet as other non-current assets. The investment in these companies is carried at the equity accounted value representing cost plus the Company's share of undistributed profits, less dividends. Combined summarized and unaudited, financial data as at and for the years ended January 31, 1999, 2000 and 2001, is as follows:

                                            January 31, January 31, January 31,
                                               1999        2000        2001
                                            ----------- ----------- -----------
                                                     (In A$ thousands)
   Current assets..........................   $ 7,605     $ 8,927     $10,102
   Current liabilities.....................    (3,334)     (4,558)     (5,711)
                                              -------     -------     -------
   Working capital.........................     4,271       4,369       4,391
   Property, plant and equipment, net......     1,157       1,149       1,237
   Other assets............................        61         326         684
   Long-term debt..........................    (2,312)     (2,418)     (2,194)
                                              -------     -------     -------
   Shareholders' equity....................   $ 3,177     $ 3,426     $ 4,118
                                              =======     =======     =======
   Sales...................................   $17,806     $20,545     $21,396
                                              =======     =======     =======
   Gross margin............................   $ 4,307     $ 4,514     $ 3,923
                                              =======     =======     =======
   Net income..............................   $ 1,164     $ 1,422     $   777
                                              =======     =======     =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   Income statement information has been presented for the respective twelve-month periods ended January 31, 2001. The balance dates of Bromic and GLG are June 30 and December 31, respectively.

6. Property, Plant and Equipment

                                                         January 31, January 31,
                                                            2000        2001
                                                         ----------- -----------
                                                            (In A$ thousands)
   Land and buildings...................................  $  9,546    $  9,546
   Machinery and equipment..............................    24,651      28,432
   Leasehold improvements...............................    12,534      14,055
   Assets under capital leases..........................    12,940      13,595
                                                          --------    --------
                                                            59,671      65,628
   Less: Accumulated depreciation/amortization..........   (24,701)    (25,621)
                                                          --------    --------
                                                          $ 34,970    $ 40,007
                                                          ========    ========

7. Goodwill

                                                         January 31, January 31,
                                                            2000        2001
                                                         ----------- -----------
                                                            (In A$ thousands)
   Goodwill.............................................   $1,800      $1,800
   Less: Accumulated amortization.......................     (473)       (562)
                                                           ------      ------
                                                           $1,327      $1,238
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

                                                         January 31, January 31,
                                                            2000        2001
                                                         ----------- -----------
                                                            (In A$ thousands)
   Store improvements...................................   $ 7,132     $ 5,489
   Machinery and equipment..............................     5,808       8,106
                                                           -------     -------
                                                            12,940      13,595
   Less: Accumulated amortization.......................    (5,269)     (4,944)
                                                           -------     -------
                                                           $ 7,671     $ 8,651
                                                           =======     =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   The Company also has entered into non-cancellable operating leases, primarily for retail stores. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) consisted of the following:

                                             January 31, January 31, January 31,
                                                1999        2000        2001
                                             ----------- ----------- -----------
                                                      (In A$ thousands)
   Rental expenses .........................   $15,667     $18,765     $23,071
                                               =======     =======     =======

   Future minimum capital lease payments and future minimum lease payments under non-cancellable operating leases as of January 31, 2001 are:

                                                            Capital  Operating
                                                            leases    leases
                                                            -------  ---------
                                                            (in A$ thousands)
   Year ending January 31,
   2002....................................................   3,095    21,484
   2003....................................................   2,621    18,846
   2004....................................................   2,555    16,482
   2005....................................................   1,209    14,520
   2006....................................................     473    11,234
   Years subsequent to 2006................................     --     29,265
                                                            -------  --------
   Total minimum lease payments............................   9,953  $111,831
   Less: Amounts representing interest.....................   1,335
                                                            -------
   Present value of net minimum capital lease payments ....   8,618
   Less: Current portion of obligations under capital
    leases.................................................  (2,520)
                                                            -------
   Obligations under capital leases, excluding current
    portion................................................ $ 6,098
                                                            =======

9. Accounts Payable and Accrued Liabilities

   Accounts payable and accrued liabilities consist of the following:

                                                       January 31, January 31,
                                                          2000        2001
                                                       ----------- -----------
                                                          (In A$ thousands)
   Trade accounts payable.............................   $12,053     $14,150
   Accrued liabilities................................    11,037       8,949
   Employees benefits.................................     2,577       2,617
   Other..............................................       347         444
                                                         -------     -------
                                                         $26,014     $26,160
                                                         =======     =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

10. Long-Term Debt

   Long-term debt consists of the following:

                                                         January 31, January 31,
                                                            2000        2001
                                                         ----------- -----------
                                                            (In A$ thousands)
   Current:
   Bank bills...........................................  $     22     $    15
                                                          ========     =======
   Non-current:
   Bank bills...........................................  $ 12,242     $22,006
   Property loans.......................................     8,450       8,450
                                                          --------     -------
                                                          $ 20,692     $30,456
                                                          ========     =======

   Effective June 1998, the Company and its subsidiaries have access to a facility with the Australia and New Zealand Banking Group Limited ("ANZ") (the "ANZ Facility") revised from a previous facility entered into in July 1994. Under this revised facility, the Company and its subsidiaries have access to facilities up to A$55,734,000, comprising a multi-option, overdraft, leasing, foreign currency and other facilities in principal amount of A$47,284,000 and real property loans in principal amount of A$8,450,000 (secured by registered first mortgages over the respective freehold properties of the Company). As of January 31, 2001 the Company had not utilized A$32,022,000 of the total facility. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility detailed below) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company as well as The Galore Group
(USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore
USA").

   The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to approximately 170 days. As of January 31, 2000 and 2001, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

                              January 31, January 31, January 31,  January 31,
                                 2000        2001         2000         2001
                              ----------- ----------- ------------ ------------
                                 (In A$ thousands)    (Interest rate per annum)
   Bank bills................   $12,242     $22,006   6.2%         7.2%
   Property loans............     8,450       8,450   6.8% to 7.4% 6.9% to 7.5%

   All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company's performance and the normal terms and conditions, including financial covenants, applicable to bank lending. The Company was in compliance with the financial covenants set out in the ANZ Facility agreement as at January 31, 2001.

   The Company has historically renegotiated its credit facilities on similar terms and conditions. Because the Company is able to roll-over bank bills generally taken out for periods varying from approximately 30 to 90 days, the majority of the outstanding balance relating to bank bills and property loans is classified as a non-current liability.

   In February 1995, Barbeques Galore, Inc., the Company's U.S. operating subsidiary, entered into a five-year credit facility with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch") which has been amended from time to time. As currently in effect, such facility comprises a revolving line of credit in aggregate principal

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES amount of US$1.0 million (the "Merrill Lynch Facility"). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

   The Company's total long-term debt matures as follows:

   Year ending January 31,                                    (In A$ thousands)
   -----------------------                                    -----------------
   2002......................................................      $    15
   2003......................................................       30,456
                                                                   -------
                                                                   $30,471
                                                                   =======

11. Income Taxes

   Income before income taxes was taxed under the following jurisdictions:

                                             Year ended  Year ended  Year ended
                                             January 31, January 31, January 31,
                                                1999        2000        2001
                                             ----------- ----------- -----------
                                                      (In A$ thousands)
   Australia...............................    $7,822      $8,270      $6,396
   United States...........................       199       1,658         316
                                               ------      ------      ------
                                               $8,021      $9,928      $6,712
                                               ======      ======      ======

   The expense (benefit) for income taxes is presented below:

                                             Year ended  Year ended  Year ended
                                             January 31, January 31, January 31,
                                                1999        2000        2001
                                             ----------- ----------- -----------
                                                      (In A$ thousands)
   Current:
   Australia................................   $2,697      $2,929      $1,125
   United States............................      159       1,530         262
                                               ------      ------      ------
                                                2,856       4,459       1,387
                                               ======      ======      ======
   Deferred:
   Australia................................       38          87       1,148
   United States............................      (80)       (832)       (306)
                                               ------      ------      ------
                                                 (42)        (745)        842
                                               ------      ------      ------
                                               $2,814      $3,714      $2,229
                                               ======      ======      ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   Income tax expense differed from the amounts computed by applying the Australian federal income tax rate of 34% (Years ended January 31, 1999 and 2000: 36%) to pretax income as a result of the following:

                                            Year ended  Year ended  Year ended
                                            January 31, January 31, January 31,
                                               1999        2000        2001
                                            ----------- ----------- -----------
                                                     (In A$ thousands)
   Computed "expected" tax expense........    $2,888      $3,574      $2,282
   Increased (reduction) in income taxes
    resulting from:
   Restatement of net deferred tax assets
    pursuant to change in taxation rate...       --          221         (67)
   State taxes, net of federal tax
    benefit...............................        11          86          37
   Equity in earnings of affiliates not
    subject to taxation...................      (185)       (198)       (141)
   Other, net.............................       100          31         118
                                              ------      ------      ------
                                              $2,814      $3,714      $2,229
                                              ======      ======      ======

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability is presented below:

                                                       January 31, January 31,
                                                          2000        2001
                                                       ----------- -----------
                                                          (In A$ thousands)
   Deferred tax assets:
   Provisions not presently deductible................   $1,491      $1,460
   Plant and equipment, due to differences in
    depreciation......................................      777       1,007
   Inventories, due to capitalized costs..............      945         882
   Leases, due to differences in lease payments,
    interest and amortization.........................        1         (70)
   Net operating loss carryforward....................      237         209
   Other..............................................      707        (184)
                                                         ------      ------
   Total deferred tax assets..........................   $4,158      $3,304
                                                         ------      ------
   Deferred tax liability:
   Prepayments........................................      144         133
                                                         ------      ------
   Total deferred tax liability.......................   $  144      $  133
                                                         ------      ------
   Net deferred tax asset.............................   $4,014      $3,171
                                                         ======      ======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset associated with the net operating loss carryforwards, the Company will need to generate future taxable income of approximately A$538,000 prior to the expiration of the net operating loss carryforwards in 2012. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

12. Share Option Plans

 Executive Share Option Plan

   Effective January 31, 1997, the Company adopted the Executive Share Option Plan (the "Executive Plan") pursuant to which the Board of Directors granted certain members of management options to purchase Ordinary Shares in the Company. A total of 203,038 options were issued under the Executive Plan with an exercise price of A$8.38 per share and became exercisable on February 1, 1999 after which each optionholder became entitled to subscribe for one fully paid Ordinary Share. The options are not quoted and are due to expire on the earlier of the 5th anniversary from the issue date or, subject to certain conditions, on cessation of employment.

   The fair value of each share option grant was estimated to be A$1.12 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.49%; no dividend yield; expected life of 2.5 years and volatility of 17.97%.

 1997 Share Option Plan

   Under the terms of the Company's 1997 Share Option Plan (the "1997 Plan"), a total of 465,505 Ordinary Shares have been authorized for issuance. The 1997 Plan was adopted by the Board of Directors on October 1, 1997 and approved by shareholders as of October 7, 1997.

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

   The 1997 Plan is administered by the Compensation Committee. The Plan Administrator has complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive stock option grants, the time or times when such grants are to be made, the number of shares subject to each such grant, the exercise and vesting schedule to be in effect for the grant, the maximum term for which any granted stock option is to remain outstanding and the status of any granted stock option as either an incentive stock option or a non-statutory stock option under the U.S. Federal tax laws.

   The Board of Directors, pursuant to a meeting on September 1, 1998, granted options to a Director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal instalments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently cancelled pursuant to a circulating resolution of the directors on January 10, 2000 and replaced with options granted to the same Director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal instalments on January 7, 2003, January 7, 2004 and December 7, 2004.

   As a result of decreases in the market price of the Company's Ordinary Shares during the latter part of 1998, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancellation/re-grant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was cancelled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option"), was granted in replacement thereof. The New Options are exercisable in three equal instalments on November 9, 2001, November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were cancelled and re-granted under the program. During the fiscal year ended January 31, 2001, a total of 12,900 New Options were forfeited.

   In addition to the cancellation and re-grant program on November 9, 1998, the Board of Directors granted further options to directors, a member of senior management and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above.

   Pursuant to the aforementioned circulating resolution of directors, further options were granted to directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal instalments on January 7, 2003, January 7, 2004 and December 7, 2004.

   The fair value of the 48,250 share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 4.7%; no dividend yield and volatility of 84.42%. The incremental value of the 177,200 regranted options (reduced by 21,500 options forfeited of which 9,700 options are in respect of the 12 months ended January 31, 2001) was A$1.54 per option, which, when added to the compensation cost per the original option of A$8.04, results in a total compensation cost from the date of re-grant, of A$9.58.

   The fair value of the 17,646 and 143,820 share option grants (the latter reduced by 3,200 options forfeited in respect of the 12 months ended January 31, 2001), was estimated on the date of the grant using the Block-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.7%; no dividend yield and volatility of 78.35%.

   The expected lives and fair value of the options as at grant date are as hereunder:

       Number of                 Expected                             Weighted Average Fair
        Options                 Lives (yrs)                             Value Per Option
       ---------                -----------                           ---------------------
        155,700                     4.8                                      A$9.58
         48,250                     4.8                                        5.44
         17,646                     4.9                                        6.60
        140,620                     4.9                                        6.60
        -------                                                              ------
        362,216                                                              A$7.73
        =======                                                              ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   A summary of the status of the Company's Executive Plan and 1997 Plan as of January 31, 1999, 2000 and 2001 and changes during the periods ended on those dates is presented below:

                                                     Weighted-      Options
                                                      average     exercisable
                                         Options   exercise price at year end
                                         --------  -------------- -----------
   Outstanding balance at January 31,
    1998................................  402,438     A$12.37           --
                                                      -------       -------
   Granted..............................   65,896       10.00
   Forfeited............................  (22,200)      16.44
   Cancelled............................ (177,200)      16.44
   Regranted............................  177,200        8.20
                                         --------     -------       -------
   Outstanding balance at January 31,
    1999................................  446,134        8.55       203,038
                                                      -------       -------
   Cancelled............................  (17,646)      14.91
   Regranted............................   17,646        9.75
   Granted..............................  143,820        9.75
   Forfeited............................  (11,800)       8.20
                                         --------     -------       -------
   Outstanding balance at January 31,
    2000................................  578,154        8.70       203,038
                                                      -------       -------
   Forfeited............................  (12,900)       8.58
                                         --------     -------       -------
   Outstanding balance at January 31,
    2001................................  565,254     A$ 8.70       203,038
                                         ========     =======       =======

   The weighted average fair value of options granted during the years ended January 31, 1999, 2000 and 2001 was A$5.38, A$6.60 and A$nil, respectively.

   The following table summarizes information about share options outstanding at January 31, 2001:

       Number outstanding            Weighted-average                    Weighted-
         at January 31,            remaining contractual                  average
              2001                      life (years)                   exercise price
       ------------------          ---------------------               --------------
            203,038                         0.5                            A$8.38
            155,700                         2.8                              8.20
             48,250                         2.8                              8.20
             17,646                         3.9                              9.75
            140,620                         3.9                              9.75
            -------                                                        ------
            565,254                         2.3                            A$8.70
            =======                                                        ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   The Company applies APB Opinion No. 25 in accounting for its share option plans and, accordingly, no compensation cost has been recognized for its share options in the years ended January 31, 1999, 2000 and 2001 respectively. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                        Year ended January 31,
                                                        -----------------------
                                                         1999    2000    2001
                                                        ------- ------- -------
                                                           (In A$ thousands,
                                                        except per share data)
   Net income
     As reported....................................... $ 5,207 $ 6,214 $ 4,483
     Pro forma......................................... $ 4,830 $ 5,894 $ 4,001
   Primary earnings per share
     As reported....................................... $  1.15 $  1.37 $  0.99
     Pro forma......................................... $  1.06 $  1.30 $  0.88
   Diluted earnings per share
     As reported....................................... $  1.13 $  1.34 $  0.96
     Pro forma......................................... $  1.05 $  1.27 $  0.85

13. Commitments and Contingencies

   There are no material pending legal proceedings against us. We are involved in various product liability claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our business, results of operations or financial condition.

   The Company placed a major portion of its insurances with HIH Casualty and General Insurance Limited ("HIH") during the 12 months ending June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its controlled entities ("HIH Group") have been placed into provisional liquidation and the Company has been advised that the Provisional Liquidators expect to be in a position to provide further information to policyholders during the coming weeks. In the interim, the Company has replaced its insurances with other insurers. The Company has no material claims against it in relation to the period during which it enjoyed cover with HIH. Furthermore, to the best of the Company's knowledge and belief, it is unaware of any claims which may arise against it in relation to any events during the period of cover with HIH. It is also unknown at this stage what amounts, if any, would be recoverable from the Provisional Liquidators of the HIH Group, were such claims, to arise.

14. Segments and Related Information

   The Company is engaged in the retail industry and operates through stores located in two geographic segments, Australia and the United States.

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

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   Summarized financial information concerning our reportable segments is as follows:

                                               Australia United States  Total
                                               --------- ------------- --------
                                                      (In A$ thousands)
   12 months to January 31, 2001
   Revenues from external customers........... $141,701    $162,770    $304,471
                                               ========    ========    ========
   Gross margin............................... $ 47,074    $ 50,222    $ 97,296
                                               ========    ========    ========
   Operating income........................... $  8,962    $    330    $  9,292
                                               ========    ========    ========
   Total assets............................... $ 73,861    $ 57,636    $131,497
                                               ========    ========    ========
   12 months to January 31, 2000
   Revenues from external customers........... $139,023    $121,660    $260,683
                                               ========    ========    ========
   Gross margin............................... $ 45,707    $ 38,715    $ 84,422
                                               ========    ========    ========
   Operating income........................... $  9,724    $  1,929    $ 11,653
                                               ========    ========    ========
   Total assets............................... $ 71,188    $ 41,691    $112,879
                                               ========    ========    ========
   12 months to January 31, 1999
   Revenues from external customers........... $130,011    $ 94,973    $224,984
                                               ========    ========    ========
   Gross margin............................... $ 42,827    $ 29,449    $ 72,276
                                               ========    ========    ========
   Operating income........................... $  9,438    $    232    $  9,670
                                               ========    ========    ========
   Total assets............................... $ 68,449    $ 32,753    $101,202
                                               ========    ========    ========

15. Related Party Transactions

   Messrs Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand, to the Company to be used for general corporate purposes at rates approximately 2% per annum below the overdraft rate charged to the Company by its bankers.

                                                                 Year ended
                                                                January 31,
                                                               --------------
                                                               1999 2000 2001
                                                               ---- ---- ----
                                                                   (In A$
                                                                 thousands)
   Interest costs incurred in respect of amounts advanced by
    directors or director related entities.................... $102 $44  $33
                                                               ==== ===  ===

16. Supplemental Disclosure of Cash Flow Information

                                                        Year ended January 31,
                                                        -----------------------
                                                         1999    2000    2001
                                                        ------- ------- -------
                                                           (In A$ thousands)
   Cash paid during the period for:
   Interest............................................ $ 2,273 $ 2,273 $ 2,333
   Income taxes........................................   2,114   3,685   2,499
                                                        ======= ======= =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   The Company acquired plant and equipment by means of capital leases, which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

                                                        Year ended January 31,
                                                        -----------------------
                                                         1999    2000    2001
                                                        ------- ------- -------
                                                           (In A$ thousands)
   Equipment acquired under capital leases............. $ 3,589 $ 3,070 $ 3,465
                                                        ======= ======= =======

17. Pension Plans

   The Company has established two new superannuation funds, Barbeques Galore CustomSuper Plan (for all permanent full time and part time employees) and Barbeques Galore SuperLeader Plan (for all casual employees) and managed under the AMP CustomSuper and SuperLeader Master Trust Deeds respectively. Both new funds are successors to the defined contribution pension plans established by the Company and its Australian subsidiaries for the provision of benefits to its Australian employees on retirement, death or disability.

   The Company also sponsors a defined contribution plan in the United States covering substantially all employees who meet specified age and service requirements. Company contributions are discretionary.

   Contributions expensed under these plans were as follows:

                                                         Year ended January 31,
                                                         -----------------------
                                                          1999    2000    2001
                                                         ------- ------- -------
                                                            (In A$ thousands)
   Contribution expense................................. $ 1,355 $ 1,625 $ 1,898
                                                         ======= ======= =======

18. Earnings Per Share

                              Year ended           Year ended           Year ended
                           January 31, 1999     January 31, 2000     January 31, 2001
                         -------------------- -------------------- --------------------
                                        Per                  Per                  Per
                                       share                share                share
                         Income Shares amount Income Shares amount Income Shares amount
                         ------ ------ ------ ------ ------ ------ ------ ------ ------
                               (In A$ thousands, except share and per share data)
Net income ............. $5,207               $6,214               $4,483
                         ------               ------               ------
Basic earnings per
 share:
Net income available to
 common shareholders ...  5,207 4,542  $1.15   6,214 4,542  $1.37   4,483 4,542  $0.99
                                       =====                =====                =====
Effect of dilutive
 securities:
Options deemed
 exercised..............           53                   91                  147
                         ------ -----         ------ -----         ------ -----
Diluted earnings per
 share:
Net income available to
 common shareholders
 plus assumed
 conversions ........... $5,207 4,595  $1.13  $6,214 4,633  $1.34  $4,483 4,689  $0.96
                         ====== =====  =====  ====== =====  =====  ====== =====  =====

19. Subsequent Event

   The Company invested A$2.0 million for a one-third equity interest in Renegade Gas Pty Limited ("Renegade"), an Australian industrial and domestic gas distributor. Renegade and Bromic (which commenced operations in the U.S.A. during 2000), have common shareholders (refer note 5).