Form 20-F
period 2002-01-31
BARBEQUES GALORE LTD
filed 2002-05-01
CIK 1047326

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
    EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

   For the fiscal year ended January 31, 2002

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

   For the transition period from to

                       Commission file number 333-37259

                           BARBEQUES GALORE LIMITED
            (Exact name of registrant as specified in its charter)

                 Australian Capital     327 Chisholm Road, Auburn,
                Territory, Australia
                  (Jurisdiction of      Sydney, NSW 2144 Australia
                    incorporation
                  or organization)        (Address of principal
                                           executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                         (Name of each exchange
                (Title of each class)     on which registered)
                        None                 Not Applicable


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

                           4,541,652 Ordinary Shares

   Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.   Yes [X]   No [_]

   Indicate by check mark which financial statement item the registrant has elected to follow:

      Item 17 [_]   Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

PART I.......................................................................  1
   Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........  1
   Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.........................  1
   Item 3.   KEY INFORMATION.................................................  1
   Item 4.   INFORMATION ON OUR COMPANY......................................  9
   Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................... 18
   Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................... 30
   Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............... 38
   Item 8.   FINANCIAL INFORMATION........................................... 40
   Item 9.   THE OFFER AND LISTING........................................... 41
   Item 10.  ADDITIONAL INFORMATION.......................................... 42
   Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...... 46
   Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......... 47

PART II...................................................................... 48
   Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................. 48
   Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
             OF PROCEEDS..................................................... 48
   Item 15.  NOT APPLICABLE.................................................. 48
   Item 16.  NOT APPLICABLE.................................................. 48

PART III..................................................................... 48
   Item 17.  FINANCIAL STATEMENTS............................................ 48
   Item 18.  FINANCIAL STATEMENTS............................................ 48
   Item 19.  EXHIBITS........................................................ 49

SIGNATURES................................................................... 50

                                  TRADEMARKS

   BARBEQUES GALORE, TURBO, CAPT'N COOK, COOK-ON and BAR-B-CHEF are federally registered trademarks and/or service marks in the United States. Also currently in the process of registration in the United States, are TURBO APOLLO, KENT and KENT--THE FLAME OF THE FUTURE. We use the phrases AMERICA'S LARGEST CHAIN OF BARBEQUE STORES and RIGHT IN YOUR BACKYARD as common-law trademarks in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, we have registered, among others, the names NORSEMAN, KENT and SAXON, and additionally use the phrases YOUR OUTDOOR COOKING AND CAMPING STORE and WE KNOW THE OUTDOORS INSIDE OUT as common-law trademarks. This Annual Report contains other trade names, trademarks and service marks of ours and other organizations.

   This Annual Report on Form 20-F ("Annual Report") report contains certain statements of a forward-looking nature relating to future events affecting Barbeques Galore Limited ("Barbeques Galore" or the "Company"), a public limited company organized under the laws of Australia, or the markets or industries in which it operates or the future financial performance of the Company. We caution you that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, you should specifically consider the various factors identified in this Annual Report, including the matters set forth under the caption "Item 3. Key Information-D. Risk Factors," which could cause events or actual results to differ materially from those indicated by such forward-looking statements. In addition, you should carefully review other information contained in this Annual Report and in our periodic reports and other documents filed with the Securities and Exchange Commission ("SEC"). Unless the context requires otherwise, references to "Barbeques Galore," "we," "our," "us" and similar terms, refer to Barbeques Galore Limited and its consolidated subsidiaries.

                                    PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

   Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

   Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

   You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected financial data as of January 31, 1998, 1999 and 2000 and for the fiscal years ended January 31, 1998 and 1999, is derived from our audited consolidated financial statements. We have not, however, included our audited consolidated financial statements for those periods in this Annual Report. The selected financial data as of January 31, 2001 and 2002 and for the fiscal years ended January 31, 2000, 2001 and 2002, is derived from our audited financial statements, audited by KPMG, independent auditors and included in "Item 18. Financial Statements."

   Our consolidated financial statements are prepared in accordance with U.S. GAAP. Since our Ordinary Shares were delisted from the Australian Stock Exchange (the "ASE") on December 31, 1996, we have not declared nor paid any cash dividends on our Ordinary Shares, other than a dividend in an aggregate amount equal to A$500,000 which was paid on April 21, 1997. We may pay dividends on the Ordinary Shares or American Depositary Shares ("ADSs") in the future. In addition, we are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined on page 26. See "Item 5. Operating and Financial Review and Prospects--B. Liquidity and Capital Resources."

                                                                 Year Ended January 31,
                                                   ------------------------------------------------
                                                     1998      1999      2000      2001      2002
                                                   --------  --------  --------  --------  --------
                                                        (In A$ thousands, except per share data)
Statement of Operations Data:
Net sales......................................... $179,325  $224,984  $260,683  $304,471  $333,276
Cost of goods sold, warehouse, distribution and
  occupancy costs.................................  122,072   152,708   176,261   207,175   235,345
                                                   --------  --------  --------  --------  --------
Gross profit......................................   57,253    72,276    84,422    97,296    97,931
Selling, general and administrative expenses......   48,992    61,796    72,358    87,365    97,047
Store pre-opening costs...........................      435       810       411       639       137
Closure costs.....................................       20        --        --        --     2,207(1)
                                                   --------  --------  --------  --------  --------
Operating income (loss)...........................    7,806     9,670    11,653     9,292    (1,460)
Equity in income of affiliates, net of tax........      547       514       551       340       295
Interest expense..................................    3,334     2,163     2,276     2,920     2,785
                                                   --------  --------  --------  --------  --------
Income (loss) before income tax...................    5,019     8,021     9,928     6,712    (3,950)
Income tax expense (benefit)......................    1,488     2,814     3,714     2,229    (1,412)
                                                   --------  --------  --------  --------  --------
Net income (loss)................................. $  3,531  $  5,207  $  6,214  $  4,483  $ (2,538)
                                                   ========  ========  ========  ========  ========
Earnings (loss) per share:(2)
   Basic.......................................... $   1.43  $   1.15  $   1.37  $   0.99  $  (0.60)
                                                   ========  ========  ========  ========  ========
   Diluted........................................ $   1.18  $   1.13  $   1.34  $   0.96  $  (0.60)
                                                   ========  ========  ========  ========  ========
Weighted average shares outstanding:(2)
   Basic..........................................    2,473     4,542     4,542     4,542     4,231
                                                   ========  ========  ========  ========  ========
   Diluted........................................    3,432     4,595     4,633     4,689     4,231
                                                   ========  ========  ========  ========  ========

                                                                      In thousands
Balance Sheet Data:
Working capital................................... $ 36,917  $ 41,162  $ 41,210  $ 56,520  $ 48,004
Total assets......................................   82,074   101,202   112,879   131,497   125,096
Total long-term debt..............................   18,121    29,030    25,929    36,554    29,200
Net assets........................................   43,927    49,113    54,923    64,232    62,292
Share capital.....................................   16,532    40,733    40,733    40,733    38,537
Additional paid-in capital........................   24,554        --        --        --        --
Ordinary shares outstanding.......................    4,542     4,542     4,542     4,542     4,117

Selected U.S. Operating Data:
Stores open at period-end(3)......................       34        43        51        61        63
Average net sales per store (in thousands)(4)..... $  1,731  $  2,292  $  2,287  $  2,661  $  2,816
Comparable store sales increase (decrease)(5).....     18.9%     10.9%     14.6%      6.4%     (2.6%)
Selling square feet (in thousands)................     96.6     129.8     168.7     195.7     219.4
Sales per selling square foot..................... $    538  $    637  $    637  $    660  $    783

Selected Australian Operating Data:
Stores open at period-end.........................       32        33        35        35        36
Average net sales per store (in thousands)(4)..... $  2,411  $  2,702  $  2,791  $  2,721  $  2,693
Comparable store sales increase (decrease)(6).....      5.0%      8.8%      3.9%      1.4%     (0.2%)
Selling square feet (in thousands)................    291.2     307.1     332.3     348.3     356.9
Sales per selling square foot..................... $    265  $    282  $    289  $    273  $    264

--------
(1) Relates to the closure of seven U.S. stores, two of which were closed during the fiscal year ended January 31, 2002, one during February 2002 and a further four due for closure prior to January 2003.
(2) Basic earnings (loss) per share are computed by dividing net income (loss) available to ordinary shareholders, by the weighted average number of ordinary shares. Diluted earnings (loss) per share are computed by dividing net income (loss) available to ordinary shareholders, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, we use the treasury stock method.
(3) Excludes three Military concession stores and the e-Commerce site.
(4) For stores open at beginning of period indicated.
(5) The number of comparable stores used to compute such percentages was 25, 33, 43, 52 and 62, for the fiscal years ended January 31, 1998, 1999, 2000, 2001 and 2002, respectively.
(6) The number of comparable stores used to compute such percentages was 34, 33, 33, 35 and 35, for the fiscal years ended January 31, 1998, 1999, 2000, 2001 and 2002, respectively.

Exchange Rates

   The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On January 31, 2002, the Noon Buying Rate was US$0.5072 = A$1.00. The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Australian dollars.

   Fluctuations in the exchange rate between the Australian dollar and the U.S. dollar may affect our earnings, the book value of our assets and shareholders' equity as expressed in Australian and U.S. dollars, and consequently may affect the market price for the ADSs. Such fluctuations will also affect the conversion into U.S. dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Item 9--The Offer and Listing--Price Range of our ADSs on the Nasdaq Stock Market(R) ("Nasdaq")" and "Item 10. Additional Information--D. Exchange Control--Restrictions on Foreign Ownership; Antitakeover Restrictions."

                                                                        Period
                                               Average(1)  High   Low    End
                                               ---------- ------ ------ ------
  Year Ended January 31,
  1998........................................   0.7339   0.7978 0.6347 0.6852
  1999........................................   0.6271   0.6868 0.5550 0.6271
  2000........................................   0.6451   0.6640 0.6265 0.6382
  2001........................................   0.5734   0.6387 0.5112 0.5480
  2002........................................   0.5137   0.5540 0.4828 0.5072
  Month
  October 2001................................   0.5042   0.5139 0.4923 0.5030
  November 2001...............................   0.5165   0.5217 0.5076 0.5203
  December 2001...............................   0.5138   0.5201 0.5047 0.5117
  January 2002................................   0.5170   0.5238 0.5060 0.5072
  February 2002...............................   0.5128   0.5177 0.5070 0.5167
  March 2002..................................   0.5256   0.5336 0.5177 0.5333
  April 22, 2002..............................                          0.5390

--------
(1) Determined by averaging the closing price for each date in the period.

B.  CAPITALIZATION AND INDEBTEDNESS

   Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

   Not applicable.

D.  RISK FACTORS

   The following are certain factors that you should consider when evaluating our business, financial conditions and results of operations. However, these factors are not exclusive and you are urged to consider the statements made elsewhere in this Annual Report and in our other publicly filed documents.

Failure to hire, train and retain competent managers and personnel could have a material adverse affect on our business.

   If we determined or were required, to close a Barbeques Galore store, we would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if we were able to sublet such store, we may incur significant costs in writing off leasehold improvements. In addition, when we embark on expansion, it will result in increased demand on our managerial, operational and administrative resources. We must be able to hire, train and retain competent managers and personnel and manage the systems and operational components when we grow. Our failure to attract and retain qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

Weakening economic conditions may have an adverse affect on our business and results of operation.

   The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If the economic conditions of 2001 were to continue, or deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse affects may be exacerbated by the significant current regional concentration of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

Changing merchandise trends, consumer demands or product quality, could adversely affect our sales.

   Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend towards consumers spending more quality time together in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers' purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing sources or stores, do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

If we fail to execute certain operational changes, our ability to implement our business strategies would be adversely affected.

   We have identified a number of areas for improvement in our operations which will have a significant impact on our business strategies. In addition, when we expand into new regions, we may need additional warehouse capacity. We may in the future, need to secure further distribution centers, expand our current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. We cannot assure you as to whether or when we will be able to effect any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that we will not incur cost overruns or disruptions in our operations in connection therewith. Our failure to effect these and any other necessary operational changes on a timely basis would adversely affect our expense structure and, therefore, our business, financial condition and operating results.

Intense competition in our market could prevent us from increasing or sustaining our revenues.

   The retail and distribution markets for barbecues and our other product offerings are highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. Our manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future. If we fail to compete effectively, we may be unable to increase our market share or our market share may decline which could adversely affect our revenues.

Our revenues fluctuate from period to period and are subject to various factors including seasonality and weather.

   Our business is subject to substantial seasonal variations which have caused and are expected to continue to cause, our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment, outdoor furniture and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres, which have opposite seasons and offer fireplace products and (in Australia) home heaters, in the fall and winter months. However, sales of any of our major product lines (in particular home heaters), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past, experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross margins during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

Our failure to maintain and upgrade core computer systems which operate and monitor all major aspects of our business could have a material adverse effect upon our business.

   We rely on certain management information systems to obtain daily sales information from our stores and to operate and monitor all major aspects of our business.

   Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based point-of-sale ("POS") registers which manage all sales transactions and store based purchasing transactions. The store check out registers are networked to an In-Store Processor ("ISP") located in the back office of each store. At the end of each day's processing, the data from each register is consolidated onto the ISP which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our management information systems in operating and monitoring all major aspects of our business, including sales, gross profits, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

Our success depends on several of our directors, senior management and employees, and they may not remain with us in the future.

   Our success is largely dependent on the efforts and abilities of our directors, senior management and employees, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Product Management and Development and Director, and Sydney Selati, Director and President of Barbeques Galore, Inc., our U.S. operating subsidiary. These individuals have an average of 19 years of experience with us and have chief responsibility for the development of our current business. We do not have employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

We face business, political and economic risk because we transact business outside of the United States.

   Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a large proportion of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including:

  .   tariffs;

  .   customs duties and other trade barriers;

  .   difficulties in staffing and managing foreign operations;

  . political instability, expropriation, nationalization and other political risks;

  . foreign exchange controls, technology, export and import restrictions or prohibitions;

  .   the difficulties of compliance with foreign laws and regulations;

  .   delays from customs brokers or government agencies;

  .   seasonal reductions in business activity;

  . subjection to multiple taxation regimes and potentially adverse tax consequences; and

  .   acts of terrorism.

   Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

   We purchase certain of our finished inventory and manufacturing parts and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2002, we purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, approximately 25% of our merchandise purchases were obtained from our ten largest vendors. Although no vendor accounted for more than 5% of our merchandise purchases in such period, we consider certain barbecue brands to be significant to our business, especially in the United States. Also during such period, we purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. Sheet Metal Supplies Pty Limited ("SMS"), a steel distributor, Bromic Pty Limited

("Bromic"), an Australian gas components importer and Sandvik Australia Pty Limited ("Sandvik"), a stainless steel distributor, supplied us with approximately 14%, 9% and 9% respectively, of our factory parts and raw material purchases during this period and approximately 64% of our factory parts and raw material purchases were obtained from our ten largest suppliers. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of, or tariffs imposed on, such parts or raw materials, especially steel, which has fluctuated in the past. In addition, some of our key suppliers currently provide us with certain purchasing incentives, such as volume rebates and trade discounts. A reduction or discontinuance of these incentives could have an adverse effect on our business.

Our products and the personal use thereof are subject to certain government regulations which could influence product liability claims and impact the manner in which we distribute our products.

   Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our products and their personal use are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. We cannot assure you that certain jurisdictions in which we operate will not impose additional restrictions on the sale or use of our products. Such restrictions may negatively impact our sales and cause our business to suffer.

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

One of our former insurance providers has been placed into liquidation and the impact of this on our insurance coverage is unclear.

   We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited ("HIH") during the 12 months ending June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries ("HIH Group") have been placed into liquidation. We have replaced these insurance policies with other insurers and have no material claims against us on foot in relation to the period during which we were covered by HIH. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period we were covered by HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group were such claims to arise.

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

   We manufacture, or have manufactured for us, a substantial portion of the barbecues and home heaters that we sell in our stores. We distribute merchandise to our stores primarily from our distribution centers located at our headquarters in Australia, in Irvine, California and Charlotte, North Carolina. In distributing merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia to the United States, as well as third-party surface freight carriers to transport all of our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

  .   mechanical risks;

  .   labor stoppages or strikes;

  .   inclement weather;

  .   import regulation; and

  .   changes in fuel prices.

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

   As of January 31, 2002, there were 50 licensed stores in Australia and nine franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees to whom we sell proprietary and other store products, and provide support services. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. We monitor our licensed and franchised stores to assure their conformity to our standards and image and require the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services, and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

   The majority of the licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon ninety days' notice.

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

   However, in our U.S. operations, we have not, and currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net income
(loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could, thus, affect the market price for the ADSs. We may pay dividends on the Ordinary Shares or the ADSs in the future and accordingly, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guaranty Trust Company as Depositary, of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Item 3. Key Information--A. Selected Financial Data--Exchange Rates" and "Item 9. The Offer and Listing--Price Range of our ADSs on the Nasdaq Stock Market(R) ("Nasdaq")."

ITEM 4.  INFORMATION ON OUR COMPANY

A.  HISTORY AND DEVELOPMENT OF OUR COMPANY

   We opened our first store in Sydney, Australia in 1977 to serve an unfilled niche in the retail market for versatile, well-designed barbecues and incorporated in the Australian Capital Territory, Australia as a limited liability company on June 16, 1982. Since then, we have become the leading barbecue retailer in Australia, with a high consumer awareness level and an approximately 30% retail market share. In 1980, we opened our first U.S. store in Los Angeles.

   During the 1980s, we vertically integrated our operations by expanding into barbecue manufacturing in order to capture higher margins, control product development and improve inventory flexibility and supply. Fireplace products and, in Australia, home heaters were added to take advantage of the winter selling season. We further diversified our product line through the addition of camping equipment and outdoor furniture in Australia and other backyard products in both the United States and Australia, all of which complement our main barbecue line. Information concerning principal capital expenditure currently in progress, the distribution of these investments geographically and the method of financing is set out in "Item 5. Operating and Financial Review and Prospects--B. Liquidity and Capital Resources."

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

   Our principal executive and registered offices are located at 327 Chisholm Road, Auburn, NSW 2144, Australia. Our telephone number is 61 2 9704 4177. Our Internet addresses are www.bbqgalore.com and www.barbequesgalore.com.au. Information contained in our web sites does not constitute a part of this document.

   Our agent for service in the United States is the President, Barbeques Galore Inc., 15041 Bake Parkway, Suite A, Irvine, California 92618, telephone
(949) 597 2400.

B.  BUSINESS OVERVIEW

Description of Business

   We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. Our stores carry a wide assortment of barbecues and related accessories displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, camping equipment, outdoor furniture and backyard products. As of January 31, 2002, we owned and operated 34 stores in all six states in Australia as well as two wood heating outlets in Tasmania, Australia and 66 stores (including three U.S. Military concession stores) in ten states in the United States. In addition, as of such date, there were 50 licensed stores in Australia and nine franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

   Our unique retailing concept differentiates us from our competitors by:

      (i) offering an extensive selection of barbecues and related accessories to suit all consumer lifestyles, preferences and price points;

     (ii) showcasing these products at convenient store locations with a shopping environment that promotes the total barbecuing experience; and

    (iii) providing exceptional customer service through well-trained sales associates who have in-depth knowledge of the products and understanding of customer needs.

   Our barbecue and home heater manufacturing operations enhance these competitive strengths and strategic alliances, which enable us to realize higher margins, control product development and improve inventory flexibility and supply.

   In the United States, our strategy for the immediate future, is to consolidate our existing store base and increase market share through our traditional product categories and the introduction of certain backyard products. During the twelve months ended January 31, 2002, we grew from 64 to 66 company-owned stores (including three U.S. Military concession stores), representing a 3% increase in the number of company-owned stores in the United States.

   In Australia, our strategy is to grow market share in our traditional categories, streamline our camping offer and introduce backyard products in an inviting merchandizing environment. In the area of manufacturing, our strategy is to strengthen our strategic alliances with overseas manufacturers.

   The following table sets forth, for the periods indicated, the percentage of our main categories of product sold:

                                              Year Ended January 31,
                                              ---------------------
                                               2000     2001  2002
                                              -----    -----  -----
              Barbecues......................  66.7%    67.9%  67.3%
              Barbecue accessories...........  11.5     12.3   14.7
              Camping equipment..............   8.1      5.9    4.1
              Heating and fireplace equipment   7.7      7.6    8.0
              Outdoor furniture..............   6.0      6.3    5.9
                                              -----    -----  -----
                                              100.0%   100.0% 100.0%
                                              =====    =====  =====

   We are engaged in the retail industry and operate through stores located in two geographical segments, Australia and the United States of America. The following table sets forth the geographical distribution of our revenues from external customers in A$ thousands and by percentage, for the periods indicated:

                                            Year Ended January 31,
                              -------------------------------------------------
                                    2000             2001             2002
                              ---------------  ---------------  ---------------
                                              (In A$ thousands)
Revenues from external
  customers..................
   Australia.................  $139,023  53.3%  $141,701  46.5%  $141,806  42.5%
   United States of America..   121,660  46.7%   162,770  53.5%   191,470  57.5%
                              --------- -----  --------- -----  --------- -----
       Total................. A$260,683 100.0% A$304,471 100.0% A$333,276 100.0%
                              ========= =====  ========= =====  ========= =====

Information Systems

   In the United States, we have installed a JDA Software Group Inc. (''JDA'') system on an IBM AS400 platform which allows us to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. At the store level, we have installed POS computer terminals as our cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation with each store's transaction data being captured by our POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, gross profit information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

   In Australia, we have installed a SUN Systems Ultra 60 running a UNIX environment and a Microsoft NT Serverfor all our desktop applications with the Microsoft suite of software. The POS system in all company-owned stores runs a Windows NT network with IBM Pentium PCs acting as POS registers. The store checkout registers are networked to an In-Store Processor ("ISP") located in the back office of each store. This makes consolidated data of each store's activity readily available on the ISP which is polled daily to transfer the captured store data back to head office for integration into the head office system. SVI Solutions, Inc., a U.S. based software company specializing in retail solution software, supplied the POS application software.

   We are currently in the process of implementing two distinct software modules from Berger Software Pty Limited, known respectively as Distribution Requirements Planning ("DRP") and Paperless Warehouse Management System, operating through the use of Radio Frequency ("RF") devices which are either handheld or attached to forklift trucks.

   The DRP (scheduled to "go live" in May 2002):

  . switches the emphasis from 'when to order' to a more functional and practical 'when do we really need it'; and

  . balances supply against demand for every product in each period for a given planning horizon.

   The RF devices which operate with bar-coding technology, will increase warehouse throughput and efficiencies and, together with DRP outlined earlier, are anticipated to yield substantial benefits to us.

   In addition, we are finalizing the update of our POS software to the latest Australian version, supplied by SVI Retail Pty Limited (Receiver and Manager Appointed) and which will run on the existing hardware with effect from May 2002; in consequence thereof, several operations previously performed manually, will now be computerized, resulting in improved service levels to our stores. We do not foreshadow any difficulties with on-going software maintenance.

Seasonality; Weather; Fluctuations in Results

   Our business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income (loss) for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. These seasonal trends result in our experiencing a loss during our first fiscal quarter.

   We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres which have opposite seasons. Additionally, we offer fireplace products and (in Australia), home heaters in the fall and winter months. However, sales of any of our major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past, experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason our sales or gross margins during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

Manufacturing

   In our Australian factory facilities, we manufacture barbecues under our proprietary Turbo, Capt'N Cook, Cook-On and Bar-B-Chef brands and certain private label brands, as well as home heaters under our proprietary Norseman, Kent and Saxon brands. During the twelve months ended January 31, 2002, proprietary barbecue retail sales represented approximately 29% and 23% of our total net sales in the United States and Australia, respectively. We believe that controlling our own manufacturing operations allows us to realize higher margins, control product development and improve inventory flexibility and supply. Our manufacturing operations are closely coordinated with our product management and development activities. We have a product management and development team which is dedicated to barbecue market analysis and product development. The ten members of this product management and development team have an average of over 16 years of industry experience. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with our other departments (in both the United States and Australia) and suppliers, to develop the annual Barbeques Galore product line. We expended approximately A$1.1 million during the twelve-month period ended January 31, 2002, on product management and development activities.

   Our factory in Sydney, Australia, manufactures fully welded barbecue frames, roasting hoods, barbecue carts and solid fuel home heaters. Products are enameled, powder coated or painted, depending on demand. The gas manifolds are assembled by hand and tested individually for compliance to Australian Gas Association, American Gas Association and European Union, requirements. On completion of the decorative surface finishing, fabricated products are delivered to the assembly plant where they are assembled and packed. In certain cases, product is shipped to our U.S. distribution centers for assembly.

   We believe that our existing manufacturing, enameling and powder coating operations are sufficient to meet any production increases that may arise in the future. In addition, we are, as mentioned earlier, developing strategic alliances with overseas manufacturers, particularly in China, for the production of certain of our barbecues.

   During fiscal 2002, we also cemented our position as Australia's leading wood heater manufacturer and distributor with the acquisition of Saxon Wood Heaters, which we believe will make a positive contribution to our performance. The purchase added to our existing manufacturing business and brought two well-reputed brand names, "Saxon" and "Austwood", to the Barbeques Galore line of self-manufactured products.

Purchasing

   We believe we have good relationships with our merchandise vendors and suppliers of parts and raw materials and do not anticipate that, as the number of our stores or our manufacturing volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

   Retail. We deal with our merchandise vendors principally on an order-by-order basis and do not maintain any long-term purchase contracts with any vendor. Merchandise is purchased for our U.S. and Australian stores by our central buying staffs in our respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including our product management and development team, store employees, focus groups, customer surveys, industry conventions and trade shows. During the twelve months ended January 31, 2002, we purchased our inventory from over 500 vendors in the United States, Australia and Asia. No single vendor accounted for more than 5% of merchandise purchases during this period, although we consider certain barbecue brands to be significant to our business, especially in the United States. We do not believe that the loss of any single brand, including those made by Weber-Stephen Products Co., Dynamic Cooking Systems or Onward Multi-Corp., would have a material adverse effect on our operating results. Approximately 25% of our merchandise purchases were obtained in such period from our ten largest vendors. See "Item 3. Key Information--D. Risk Factors."

   Manufacturing. We also purchase parts and raw materials for use in our manufacturing and enameling operations. During the twelve months ended January 31, 2002, our buying staffs purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during this period, other than SMS, Bromic and Sandvik which accounted for approximately 14%, 9% and 9% of these purchases, respectively. We do not have formal supply contracts with any of our suppliers and in the case of SMS, prices are fixed for a year in advance. Other major suppliers of barbecue components included G.L.G. Trading Pte. Limited ("GLG"), a Singapore company which acted as a buying office for Barbeques Galore and other third parties, purchasing grills, burners and other products directly from factories in China and Taiwan until cessation of those activities on December 31, 2001. The buying office has been dismantled and the administration of Asian purchases is currently being handled from Hong Kong. We have a 50% ownership interest in GLG and a one-third ownership interest in Bromic. Approximately 64% of our factory parts and raw material purchases were obtained in such twelve-month period from our ten largest suppliers. In order to set production budgets, the price of certain parts and raw materials such as steel, is negotiated and fixed well in advance of production usage. We use back-up suppliers to ensure competitive pricing. In addition, some of our key suppliers currently provide us with certain purchasing incentives, such as volume rebates and trade discounts. See "Item 3. Key Information--D. Risk Factors."

Distribution

   We currently maintain a 57,000 square foot distribution center at our U.S. headquarters in Irvine, California, a 27,000 square foot distribution center in Charlotte, North Carolina and a 172,000 square foot combined distribution and warehousing facility as part of our Australian headquarters. The additional company-owned space acquired, eliminated the necessity to utilize significant public warehousing space in Sydney, in the foreseeable future. We also use smaller warehouses in Melbourne, Brisbane and Perth, Australia (operated by independent distributors), for our retail, licensee and wholesale distribution operations and lease additional public warehouse space in Orange County, California and Dallas County, Texas, for short terms, as necessary.

   Commencing May 2002, Barbeques Galore, Inc. will be relocating its Irvine distribution center to a 98,821 square foot facility in Ontario, California. This move has been necessitated entirely due to the existing physical constraints and is anticipated to result in enhanced distribution efficiencies.

   Vendors and suppliers deliver merchandise to our distribution facilities and, in certain instances, directly to stores, where it is inspected and logged into our centralized inventory management systems. Merchandise is then shipped by our trucks or third party surface freight weekly or twice weekly, thereby providing stores with a steady flow of merchandise. Shipments by our Australian operations to our Irvine distribution center are made by third party sea freight, so that our Irvine distribution center can maintain about two months of Company-manufactured inventory at all times, which we believe is sufficient to meet expected U.S. store requirements for such products.

   We maintain separate inventory management systems in Australia and the United States which allow us to closely monitor sales and track in-store inventory. Current plans include the introduction of an automated store inventory replenishment system in order to better manage our inventory. We estimate that our inventory shrinkage represents no more than 0.5% of our aggregate retail sales. We and our advisors are not aware of any barbecue industry source from which an industry average shrinkage rate can be derived. However, we believe that the general shrinkage rate for retailers is approximately 1.5% to 2.0% of retail sales and that our rate compares favorably to that of other retailers.

   As we expand into new regions, we may eventually need additional warehouse capacity. In order to meet such needs and to minimize the impact of freight costs, we may secure another distribution center, expand our current warehouse facilities in the United States or utilize public warehousing space. We believe that there is an ample supply of warehousing space available at commercially reasonable rates. Wherever possible, we also solicit the cooperation of our vendors, through drop shipments to public warehouses and/or stores, in order to reduce our freight and handling costs. We believe that our existing Australian distribution arrangements, together with public warehousing space as needed, are sufficient to meet our current needs.

Wholesale Operations

   In Australia, we distribute proprietary and private brand name products and other imported merchandise, on a wholesale basis, through a wholly-owned Australian subsidiary, Pricotech Leisure Brands Pty Ltd. ("Pricotech"). Wholesale products offered by Pricotech include Cook-On barbecues, Companion gas camping equipment, Igloo coolers and Kent and Saxon, home heaters. Pricotech distributes these products primarily to Australian mass merchants, chains and buying groups. Customers typically buy these products based on price. In the twelve months ended January 31, 2002, the five largest customers of Pricotech accounted for approximately 71% of its net sales of A$24.8 million. Our wholesale operations, in which our investment consists primarily of inventory and receivables, sources the majority of its inventory from overseas manufacturers.

Licensing and Franchising

   As of January 31, 2002, we licensed 50 Barbeques Galore stores, generally in rural areas of Australia, and franchised nine Barbeques Galore stores in the United States. We receive annual licensing fees and franchising royalties, and benefit primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore's merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typically provide the licensees and franchisees with exclusive geographical sales territories. Most of the Australian licensing agreements have an indefinite term but permit licensees to terminate their arrangements at will, while franchisees in the United States are generally contractually bound for fixed periods with renewal options. During the twelve months ended January 31, 2002, total net sales to licensee and franchisee stores were A$20.0 million and US$6.5 million, respectively. We estimate that the retail sales of Barbeques Galore products alone by licensees and franchisees were approximately

A$31.5 million and US$3.9 million, respectively, in the same period. A number of our existing licensees have refurbished their stores in accordance with our established criteria (although no licensee is required to do so), and we maintain an assistance program to provide advice relating to these enhancements. We may license additional Barbeques Galore stores in Australia on a selective basis, although we do not intend to franchise any additional stores in the United States (except within geographical territories as required under existing franchising agreements).

Competition

   The retail and distribution markets for barbecues and our other product offerings are highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. Our manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future.

   We believe that the following business strengths have contributed significantly to our past success and intend to further capitalize on those strengths in executing our business strategy.

   Selection of Merchandise. We offer an extensive selection of quality barbecues and barbecue accessories designed to suit consumer lifestyles, preferences and price points. Our stores offer a variety of barbecues, with a range of styles, finishes and special features, including our proprietary brands as well as more than 60 other barbecues under different brand names. Accompanying these barbecues is an assortment of barbecue replacement parts and accessories which generate high margins. As the leading retail chain specializing in barbecues and related merchandise, we offer consumers one-stop shopping convenience for virtually all their barbecue cooking needs.

   Store Environment. Our stores offer a shopping environment which is consistent with our outdoor lifestyle image and promotes the total barbecuing experience. Our newer stores generally have high ceilings, wide aisles and extensively use natural materials such as wood and stone. Merchandise is displayed to convey the breadth and depth of our product lines. An array of barbecues is displayed on the selling floor complete with accessories to provide the consumer with the opportunity to compare and contrast different models. Store presentation is based on a detailed and comprehensive store plan regarding visual merchandising to ensure that all stores provide a consistent portrayal of the Barbeques Galore image. Average store retail selling area is approximately 3,450 square feet in the United States and 9,920 square feet in Australia.

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

   Integrated Manufacturing Operation; New Product Development. Through our vertically integrated operations, we manufacture, or have manufactured for us, a proprietary line of barbecues and home heaters for our retail stores. In addition, we have an experienced in-house product management and development team dedicated to barbecue and home heater market analysis and product development that can identify and respond to changing consumer trends. We believe that having our own manufacturing operations and strategic alliances with overseas manufacturers, allows us to realize higher margins, control product development and improve inventory flexibility and supply.

   Experienced Management Team. Our senior executive management team has an average of more than 32 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from 12 stores (including one licensed store) as of June 30, 1982 to 161 stores (including 59 licensed or franchised stores) as of January 31, 2002. We believe that management's experience positions us to execute our business and growth strategies. Our directors and senior management beneficially own approximately 38.98% of our outstanding Ordinary Shares.

Trademarks and Patents

   "Barbeques Galore," "Turbo," "Capt'N Cook," "Cook-On" and "Bar-B-Chef" are federally registered trademarks and/or service marks in the United States. Also currently in the process of registration in the United States, are "Turbo Apollo", "Kent" and "Kent--The Flame of the Future". In addition, we own a federal trademark registration for the distinctive configuration of our Turbo grill. We use the phrases "America's Largest Chain of Barbecue Stores" and "Right in Your Backyard," as common-law trademarks in the United States. "Barbeques Galore" and "Cook-On" are registered trademarks with the State of California. In Australia, we use the phrases "Your Outdoor Cooking and Camping Store" and "We Know the Outdoors Inside Out," as common-law trademarks and, have registered as trademarks, among others, the names "Norseman", "Kent" and "Saxon". We further utilize a number of different trademarks relating to various barbecues, barbecue accessories, home heaters, camping equipment and outdoor furniture manufactured or offered by us. We are not presently aware of any claims of infringement or other challenges to our right to use our marks and our name in the United States and Australia.

   We also own a number of copyrighted works, including brochures and other literature about our products and many drawings and designs that we use in marketing those products.

Governmental Regulation

   Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our barbecue and home heater manufacturing, enameling and powder coating operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. We believe that we are in substantial compliance with such regulations. Our products or personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. See "Item 3. Key information--D. Risk Factors."

   In addition, if our level of foreign ownership exceeds 40%, we would be considered a foreign person and would require certain governmental approvals in connection with certain acquisitions in Australia. See "Item 10. Additional Information--D. Exchange Control--Restrictions on Foreign Ownership; Antitakeover Restrictions."

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

   As of April 26, 2002, our listing of subsidiaries is as follows:

   Barbeques Galore Limited
   whose controlled entities are:

      Galore Group Nominees Pty Limited
      Vilbrent Pty Limited
      Barbeques Galore (Aust) Pty Limited
      whose controlled entities are:

          Galore Pty Limited
          The Galore Group (International) Pty Limited whose controlled entity is:

             The Galore Group (U.S.A.), Inc.
             whose controlled entities are:

                 Barbeques Galore, Inc.
                 Barbeques Galore Online, Inc.

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

          Barbeques Galore Online, Inc.

       which are incorporated in the United States of America.

   (b): All the abovementioned subsidiaries have ordinary shares as issued share capital and are 100% owned.

D.  PROPERTY, PLANTS AND EQUIPMENT

   We currently lease all our stores and expect that our policy of leasing, rather than owning, store properties will continue. Existing store leases provide for original lease terms that generally range from two to ten years, with single or multiple renewal options that range from three to ten years at increased rents. Certain of the leases provide for scheduled rent increases or for contingent rent (based upon store sales exceeding stipulated amounts). We guarantee two franchised store leases, one of which is secured by the franchisee's rights in our Barbeques Galore franchise.

   In Sydney, Australia, we own our headquarters, a 172,000 square foot combined distribution and warehousing facility and a 61,000 square foot assembly facility which also accommodates part of our administrative facilities. The additional company-owned space acquired, eliminated the necessity to utilize significant public warehousing space in Sydney, in the foreseeable future. We lease the adjacent 75,000 square foot barbecue and home heater factory (which includes our enameling and in-line powder coating operations) under a five-year lease with three successive five-year renewal options for a total maximum lease term at present of 18 years and use smaller warehouses in Melbourne, Brisbane and Perth, Australia (operated by independent distributors), for our retail, licensee and wholesale distribution operations.

   In Irvine, California, we currently lease our headquarters and a 57,000 square foot U.S. distribution center under leases scheduled to expire in 2002. Commencing May 2002, Barbeques Galore, Inc. will be relocating its distribution center to a 98,821 square foot facility in Ontario, California and its headquarters to a 12,696 square foot facility in Lake Forest, California. This move has been necessitated entirely due to the existing physical constraints. The relocation to Ontario (under a five-year and seven-months lease with an option to renew for an additional five-years), is anticipated to result in enhanced distribution efficiencies without any significant disruption to either staff or corporate activities, at the new Lake Forest corporate headquarters which has also been leased, for a period of five years. The 27,000 square foot distribution center in Charlotte, North Carolina has been leased for a period of five years with a renewal option for a further five years. Additional public warehouse space is leased in Orange County, California and Dallas County, Texas for short terms, as necessary. See "Item 4. Information on our Company--B. Business Overview--Manufacturing" and "--Distribution."

   Our ownership interest in our Sydney headquarters and all our leasehold interests in real property are subject to a mortgage interest of Australia and New Zealand Banking Group Limited ("ANZ") governed by a Letter of Offer and related documents between ANZ (successor-in-interest to Westpac Banking Corporation) and ourselves. See "Item 19. Exhibits--Exhibit Number 10.3."

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Item 3. Key Information--D. Risk Factors" and elsewhere in this Annual Report.

Overview

   We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and our first U.S. store in Los Angeles in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, camping equipment, outdoor furniture and backyard products. As of January 31, 2002, we owned and operated 34 stores in all six states in Australia as well as two heating outlets in Tasmania, Australia and 66 stores (including three U.S. Military concession stores) in ten states in the United States. In addition, as of such date, there were 50 licensed stores in Australia and nine franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

   We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. These categories represented 28.2%, 57.5%, 6.1% and 8.1% respectively, of our net sales for the twelve months ended January 31, 2002, representing a (1.0%), 17.6%, (10.6%) and (3.3%) (decrease) increase over their respective net sales levels for the twelve months ended January 31, 2001.

   A goods and services tax ("GST") was introduced in Australia from July 1, 2000. In order to provide the reader with more comparable information, the wholesale sales tax on Australian sales, which was abolished from that date, has been removed from all reported sales in the table on page 21.

   The wholesale sales tax was previously included in cost of goods sold as it was not recoverable from taxation authorities or vendors and was consequently embedded in sales revenue. The GST is not included in reported sales and cost of sales figures from July 1, 2000 as the GST is payable to, or recoverable from, Australian taxation authorities. The financial information as presented in the consolidated statements of operations and other comprehensive (loss) income has been adjusted in the table on page 21 to remove the wholesale sales tax from net sales previously reported so as to provide more comparable information for users of the financial statements.

Critical Accounting Policies

   In response to the Securities and Exchange Commission's ("SEC") Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified the critical accounting policies that are most important to the portrayal of our financial condition and results of operations. The policies set forth below require management's most subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

  Store Closure Costs

   We assess the impairment of identifiable long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

  . significant underperformance relative to expected historical or projected future operating results;

  . significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  .   significant negative industry or economic trends.

   When we determine that the carrying value of long-lived may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model.

   During fiscal 2002, our decision to close seven U.S. stores as referred to on page 19, triggered an impairment review of identifiable net assets in relation to these stores. As a result of this impairment review, leasehold improvements with a net book value of $1,018,000 have been written down to nil.

   In addition to these asset write-downs and costs of $567,000 incurred in relation to the store closures, we raised a provision of $622,000 as of January 31, 2002 in relation to stores to be closed during the forthcoming fiscal year. The provision was made in relation to lease buyout costs, future contractual rental costs to be incurred following closure and prior to sub-lease and, commission expenses related to sub-leasing these stores. In calculating this provision, we made estimates in relation to the period of time it would take to secure a suitable sub-leasee following closure of the stores and the amount of future expenses that would be incurred. If our assumptions prove to be inaccurate, then the actual amount of cash outflows as a result of the closure of these stores may be in excess of the amount provided.

  Inventory Reserves

   In assessing the adequacy of our reserve for stock obsolescence, we make assumptions in relation to future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Liquidity

   We have historically financed our operations through cash flows from operations and bank borrowings.

   All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, our performance and the normal terms and conditions, including financial covenants, applicable to bank lending.

   The success of our operations depends upon a number of factors related to consumer spending. These include future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. This could affect the level of cash flows from operations and our ability to meet the financial covenants applicable to our bank lending.

Off Balance Sheet Arrangements

   Our off-balance sheet arrangements are limited to the leasing of plant and equipment and motor vehicles through operating leases. The leases do not expose us to any liabilities not recognized in the balance sheet.

Contractual Cash Commitments

   The table below summarizes our contractual cash commitments by payment date:

                                       Less than                     After 5
                               Total    1 year   1-3 years 4-5 years  years
                              -------- --------- --------- --------- -------
    Long term debt........... $ 25,076            $25,076
    Capital lease obligations    7,229  $ 2,708     3,989   $   532
    Operating leases.........  115,919   22,931    38,624    25,440  $28,924
                              --------  -------   -------   -------  -------
       Total................. $148,224  $25,639   $67,689   $25,972  $28,924
                              ========  =======   =======   =======  =======

A.  RESULTS OF OPERATIONS

   The following table sets forth for the periods indicated, certain selected statement of operations data as a percentage of net sales:

                                                                 Year Ended Jan. 31,
                                                                -------------------
                                                                2000   2001   2002
                                                                -----  -----  -----
Statement of Operations Data:
Net sales...................................................... 100.0% 100.0% 100.0%
Cost of goods sold, warehouse, distribution and occupancy costs  67.6   68.0   70.6
                                                                -----  -----  -----
Gross profit...................................................  32.4   32.0   29.4
Selling, general and administrative expenses...................  27.7   28.7   29.1
Store pre-opening costs........................................   0.2    0.2     --
Relocation and closure costs...................................    --     --    0.7
                                                                -----  -----  -----
Operating income (loss)........................................   4.5    3.1   (0.4)
Equity in income of affiliates, net of tax.....................   0.2    0.1    0.1
Interest expense...............................................   0.9    1.0    0.9
                                                                -----  -----  -----
Income (loss) before income tax................................   3.8    2.2   (1.2)
Income tax expense (benefit)...................................   1.4    0.7   (0.4)
                                                                -----  -----  -----
Net income (loss)..............................................   2.4%   1.5%  (0.8%)
                                                                =====  =====  =====

   There has been no material impact of inflation and changing prices on our net sales and operating income for the twelve months ended January 31, 2000 through 2002, respectively.

Twelve Months Ended January 31, 2002 Compared to Twelve Months Ended January 31, 2001

   Net sales increased by approximately A$28.8 million, or 9.5%, to A$333.3 million for the fiscal year ended January 31, 2002 from A$304.5 million for the fiscal year ended January 31, 2001. In the United States, we opened four new company-owned stores and closed two company-owned and two franchised stores during the twelve months ended January 31, 2002. In Australia, two licensed stores were opened and one company-store and one licensed store closed. Comparable store sales decreased 2.6% in the United States and 0.2% in Australia due to difficult economic conditions and low consumer confidence in both the United States and Australia. As a result of the material depreciation of the A$ against the US$, comparative store sales increased on a group basis when expressed in A$ terms and contributed A$11.2 million to the increase in net sales. Increased sales of A$16.5 million also resulted from stores not forming part of the comparative store sales, including four new stores which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$2.0 million increase in sales to Australian licensees and a A$0.9 million decrease in Australian wholesale sales.

   A GST was introduced in Australia from July 1, 2000. To make proper comparisons, the wholesale sales tax on Australian sales which was abolished from that date, should be removed from all reported sales prior to this date. The GST is not included in reported sales figures since July 1, 2000. The financial information as presented in the consolidated statements of operations and other comprehensive (loss) income has been adjusted in the "Analysis of Impact Pursuant to the Introduction of GST on Reported Sales and Gross Profit" appearing on page 26, to remove the wholesale sales tax from net sales previously reported. With effect from the fiscal 2003 year, no further adjustments will be required to make proper comparisons. Based on the pro-forma financial information, net sales increased by approximately A$30.6 million, or 10.1% to A$333.3 million for the fiscal year ended January 31, 2002 from A$302.7 million for the fiscal year ended January 31, 2001.

   Reported gross profit increased approximately A$0.6 million, or 0.6% to A$97.9 million for the fiscal year ended January 31, 2002 from A$97.3 million for the fiscal year ended January 31, 2001. Gross profit percentage decreased to 29.4% during the fiscal year ended January 31, 2002 from 32.0% during the comparable period in 2001. The decrease in gross profit percentage was mainly attributable to both the United States and Australian operations feeling the impact of the economic environment as consumer confidence remained low and demand shifted down to lower-priced ticket items.

   In Australia the cost of imported product increased pursuant to the depreciation of the A$ against the US$ whilst sales programs were initiated to clear slow moving lines in the camping and furniture ranges. Margins were further impacted by the aforementioned shift towards "low-end" barbecues which have lower margins.

   In the United States, margins were adversely impacted by a shift towards certain stainless steel products that have lower margins and the effect of aggressive promotional discounts. This in turn was partially offset by a decrease in the cost of imported product into the USA resulting from a favorable exchange rate for the USA operation.

   The introduction of the GST as detailed above also impacted cost of goods sold, warehouse, distribution and occupancy costs and gross profit percentage. As mentioned earlier and with effect from the fiscal 2002 year, no further adjustments will be required to make proper comparisons. Based on the pro-forma financial information, gross profit percentage decreased to 29.4% during the fiscal year ended January 31, 2002 from 32.1% during the comparable period in 2001. The decrease in the pro-forma gross profit percentage was mainly attributable to the factors detailed in the paragraph above.

   Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$9.6 million, or 11.0%, to A$97.0 million for the fiscal year ended January 31, 2002 from A$87.4 million for the fiscal year ended January 31, 2001. As a percentage of net sales, selling, general and administrative expenses increased to 29.1% during the fiscal year ended January 31, 2002 from 28.7% during the comparable period in 2001. This percentage increase was primarily due to the opening of new stores and a lower leverage off a weaker sales base in the USA.

   Store pre-opening expenses decreased by A$502,000 to A$137,000 for the fiscal year ended January 31, 2002 from A$639,000 for the comparable period, due to the number and timing of United States' store openings.

   Closure costs increased by A$2,207,000 for the fiscal year ended January 31, 2002 from $ nil for the comparable period and is all attributable to the closure of seven U.S. stores, two of which were closed during the 2002 fiscal year, one during February 2002 and a further four due for closure prior to January 2003. These stores were identified as requiring closure as a result of historic underperformance. Closure costs of $1.2 million were incurred comprising $611,000 in relation to the write down of leasehold improvements, $194,000 in relation to lease buy-out costs, $248,000 in relation to future contractual lease costs to be incurred following closure and prior to sub-lease and, $125,000 in relation to commission expenses associated with sub-leasing.

   In addition costs amounting to $1.0 million were provided for as at January 31, 2002 comprising the following:

  .   write-down of leasehold improvements totaling $407,000;

  .   lease buyout costs of $291,000;

  . $186,000 set aside to cover contractual rental costs to be incurred following closure of the stores and prior to sub-lease; and

  . $145,000 in commission expenses relating to the sub-leasing of these stores.

   These costs will be financed through cashflows from operations and undrawn finance facilities. We estimate, based on recent historic performance that the closure of these seven U.S. stores will decrease net sales by approximately $9.9 million and increase operating income by approximately $1.9 million.

   Operating (loss) increased by (A$10.8) million to (A$1.5) million for the fiscal year ended January 31, 2002 from an operating income of A$9.3 million for the fiscal year ended January 31, 2001.

   Income from affiliates decreased by A$45,000 to A$295,000 for the fiscal year ended January 31, 2002 from A$340,000 for the fiscal year ended January 31, 2001 due to a decrease in the profitability of GLG until December 31, 2001. This was partially offset by an increase in the profitability of Bromic.

   Interest expense decreased by A$0.1 million to A$2.8 million for the fiscal year ended January 31, 2002 from A$2.9 million for the fiscal year ended January 31, 2001.

   Our effective tax rate was 35.7% (benefit) for the fiscal year ended January 31, 2002 and 33.2% expense during the comparable period as a result of using a linear rate for the fiscal year ended January 31, 2002, the decrease in the Australian tax rate for this year from 34% to 30% and the taxing of USA losses at a rate of 34%.

Twelve Months Ended January 31, 2001 Compared to Twelve Months Ended January 31, 2000

   Net sales increased by approximately A$43.8 million, or 16.8%, to A$304.5 million for the fiscal year ended January 31, 2001 from A$260.7 million for the fiscal year ended January 31, 2000. We opened ten new company-owned stores in the United States during the twelve months ended January 31, 2001, two of which marked our initial entry into the Southeast Florida market. In Australia we refurbished two company-owned stores and relocated one company-owned store during this period. Comparable store sales increased 6.4% in the United States and 1.4% in Australia and contributed A$23.7 million to the increase in net sales. Increased sales of A$16.3 million also resulted from stores not forming part of the comparative store sales, including ten new stores which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$3.6 million increase in Australian wholesale sales and a A$0.2 million increase in sales to Australian licensees.

   A GST was introduced in Australia from July 1, 2000. To make proper comparisons, the wholesale sales tax on Australian sales which was abolished from that date, should be removed from all reported sales prior to this date. The GST is not included in reported sales figures since July 1, 2000. The financial information as presented in the consolidated statements of operations and other comprehensive income (loss) has been adjusted in the "Analysis of Impact Pursuant to the Introduction of GST on Reported Sales and Gross Profit" appearing on page 26, to remove the wholesale sales tax from net sales previously reported.

   Based on the pro-forma financial information, net sales increased by approximately A$47.9 million, or 18.8% to A$302.8 million for the fiscal year ended January 31, 2001 from A$254.9 million for the fiscal year ended January 31, 2000.

   Reported gross profit increased approximately A$12.9 million, or 15.3% to A$97.3 million for the fiscal year ended January 31, 2001 from A$84.4 million for the fiscal year ended January 31, 2000. Gross profit percentage decreased to 32.0% during the fiscal year ended January 31, 2001 from 32.4% during the comparable period in 2000. The decrease in gross profit percentage was mainly attributable to a change in product mix and the increased Australian cost of imported product pursuant to the depreciation of the A$ against the US$; this in turn, was offset by the timing of supplier rebates and a decrease in the cost of imported product into the U.S.A. resulting from a favorable exchange rate for the U.S.A. operation.

   The introduction of the GST as detailed above also impacted cost of goods sold, warehouse, distribution and occupancy costs and gross profit percentage. Based on the pro-forma financial information, gross profit percentage decreased to 32.1% during the fiscal year ended January 31, 2001 from 33.1% during the comparable period in 2000. The decrease in the pro-forma gross profit percentage was mainly attributable to the factors detailed in the paragraph above.

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

Analysis of Impact Pursuant to the Introduction of GST on Reported Sales And Gross Profit

   A GST was introduced in Australia from July 1, 2000. To make proper comparisons the wholesale sales tax on Australian sales, which was abolished from that date, has been removed from all reported sales prior to this date in the pro-forma section of the table to provide the reader with more comparable information. The GST is not included in reported sales figures since July 1, 2000.

                                                             Year Ended January 31,
                                                ------------------------------------------------
                                                  1998      1999      2000      2001      2002
                                                --------  --------  --------  --------  --------
                                                                (In A$ thousands)
Pro-forma
Net sales...................................... $174,687  $219,804  $254,912  $302,717  $333,276
Cost of goods sold, warehouse, distribution and
  occupancy costs..............................  117,434   147,528   170,490   205,421   235,345
                                                --------  --------  --------  --------  --------
Gross profit................................... $ 57,253  $ 72,276  $ 84,422  $ 97,296  $ 97,931
                                                ========  ========  ========  ========  ========
Gross profit percentage........................     32.8%     32.9%     33.1%     32.1%     29.4%
                                                ========  ========  ========  ========  ========
Reported
Net sales...................................... $179,325  $224,984  $260,683  $304,471  $333,276
Cost of goods sold, warehouse, distribution and
  occupancy costs..............................  122,072   152,708   176,261   207,175   235,345
                                                --------  --------  --------  --------  --------
Gross profit................................... $ 57,253  $ 72,276  $ 84,422  $ 97,296  $ 97,931
                                                ========  ========  ========  ========  ========
Gross profit percentage........................     31.9%     32.1%     32.4%     32.0%     29.4%
                                                ========  ========  ========  ========  ========

QUARTERLY RESULTS

Unaudited Quarterly Results and Seasonality

   Our quarterly results of operations have fluctuated, and are expected to continue to fluctuate materially, primarily because of the seasonality associated with the barbecue and fireplace industries and related item sales. The timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, changes in our merchandise mix and overall economic conditions also contribute to fluctuations in our quarterly results. We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres which have opposite seasons, and offer fireplace products and (in Australia) home heaters in the fall and winter months. In anticipation of our peak selling season, we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, we have regularly experienced monthly losses. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Item 3. Key Information--D. Risk Factors."

Unaudited Additional Quarterly Consolidated Financial Data

   The following table sets forth, for the periods indicated, certain selected statement of operations and operating data for each of our last eight fiscal quarters. The quarterly statement of operations data and selected operating data set forth below were derived from our unaudited financial statements, which in our opinion contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof:

                                                                                   Quarter Ended
                                                      ----------------------------------------------------------------------
                                                      Apr. 30, July 31, Oct. 31, Jan. 31, Apr. 30, July 31, Oct. 31, Jan. 31,
                                                        2000     2000     2000     2001     2001     2001     2001     2002
                                                      -------- -------- -------- -------- -------- -------- -------- --------
                                                                     (In A$ thousands, except per share data)
Statement of Operations Data:
Net sales............................................ $56,640  $78,430  $73,391  $96,010  $63,029  $90,518  $81,813  $97,916
Cost of goods sold, warehouse, distribution and
 occupancy costs.....................................  39,194   51,914   49,002   67,065   44,506   61,493   59,943   68,790
                                                      -------  -------  -------  -------  -------  -------  -------  -------
Gross profit.........................................  17,446   26,516   24,389   28,945   18,523   29,025   21,870   29,126
Selling, general and administrative expenses.........  18,607   21,541   22,523   24,694   22,641   25,669   24,562   24,788
Store pre-opening costs..............................     403       58      142       36       51       38       80      (32)
Closure costs........................................      --       --       --       --       --       --       --    2,207
                                                      -------  -------  -------  -------  -------  -------  -------  -------
Operating (loss) income..............................  (1,564)   4,917    1,724    4,215   (4,169)   3,318   (2,772)   2,163
Equity in (loss) income of affiliates, net of tax....      18      (36)      72      286       (7)      37       98      167
Interest expense.....................................     530      707      885      798      734      704      686      661
                                                      -------  -------  -------  -------  -------  -------  -------  -------
(Loss) income before income tax......................  (2,076)   4,174      911    3,703   (4,910)   2,651   (3,360)   1,669
Income tax (benefit) expense.........................    (747)   1,485      324    1,167   (1,437)     733   (1,248)     540
                                                      -------  -------  -------  -------  -------  -------  -------  -------
Net (loss) income....................................  (1,329)   2,689      587    2,536   (3,473)   1,918   (2,112)   1,129
Other comprehensive income (loss)....................   2,092      762    4,002   (2,030)   2,323    1,031        8     (568)
                                                      -------  -------  -------  -------  -------  -------  -------  -------
Net income (loss) after other comprehensive income
 (loss).............................................. $   763  $ 3,451  $ 4,589  $   506  $(1,150) $ 2,949  $(2,104) $   561
                                                      =======  =======  =======  =======  =======  =======  =======  =======
(Loss) earnings per share:
   Basic............................................. $ (0.29) $  0.59  $  0.13  $  0.56  $ (0.78) $  0.45  $ (0.49) $  0.27
                                                      =======  =======  =======  =======  =======  =======  =======  =======
   Diluted........................................... $ (0.29) $  0.57  $  0.13  $  0.56  $ (0.78) $  0.45  $ (0.49) $  0.27
                                                      =======  =======  =======  =======  =======  =======  =======  =======
Weighted average shares outstanding:
   Basic.............................................   4,542    4,542    4,542    4,542    4,435    4,277    4,277    4,139
                                                      =======  =======  =======  =======  =======  =======  =======  =======
   Diluted...........................................   4,542    4,757    4,686    4,542    4,435    4,277    4,277    4,139
                                                      =======  =======  =======  =======  =======  =======  =======  =======

Foreign Exchange Fluctuations

   See "Item 3. Key Information--A. Selected Financial Data-Exchange Rates" and "--D. Risk Factors."

Governmental Regulation

   See "Item 4. Information on our Company--B. Business Overview--Governmental Regulation."

B.  LIQUIDITY AND CAPITAL RESOURCES

   We have historically financed our operations through cash flow from operations and bank borrowings. We have access to a facility with ANZ (the "ANZ Facility") up to A$52.2 million comprising a multi-option, overdraft, leasing, foreign currency and other facilities in principal amount of A$43.7 million and real property loans in principal amount of A$8.45 million (secured by registered first mortgages over our respective freehold properties). As of January 31, 2002 we had not utilized A$19.5 million of the total facility. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined below) in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA").

   All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, our performance and the normal terms and conditions, including financial covenants, applicable to bank lending. Historically, we have renegotiated our credit facilities on similar terms and conditions and, as we are able to roll-over bank bills (generally taken out for periods varying from approximately 30 to 90 days), the outstanding balance relating to bank bills and property loans is classified as a non-current liability.

   Our total long-term debt matures as follows:

                                                   Year ending January 31,
                                                   -----------------------
                                                      (In A$ thousands)
      2003........................................         $    --
      2004........................................          25,076
                                                           -------
                                                           $25,076
                                                           =======

   Barbeques Galore Inc., our U.S. operating subsidiary, has access to a credit facility with Merrill Lynch Business Financial Services, Inc., ("Merrill Lynch"). As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the "Merrill Lynch Facility"). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by us and The Galore Group
(USA), Inc., the parent of Barbeques Galore, Inc. As at January 31, 2002, there were no drawings against this facility.

   During 1998, pursuant to an agreement with certain holders of our Convertible Notes (the "Convertible Notes" or "Notes"), all of which were converted into Ordinary Shares in connection with our Offering, we registered 1,044,845 Ordinary Shares on Form F-1 (the "Resale F-1"), each having a par value of A$3.64 and each represented by one ADS (each, a "Resale ADS") for resale by our shareholders under the Securities Act of 1933, as amended. 997,926 of these Ordinary Shares were received upon the conversion of the Convertible Notes. The remainder of these Ordinary Shares was registered voluntarily by us and was held by our long-term shareholders who might wish to divest all or a portion of their holdings. On or about April 22, 1999, we removed from registration 979,731 Resale ADSs that remained unsold as of December 15, 1998, the date at which all shareholders listed on the Resale F-1 became entitled to sell their Resale ADSs pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

   For the fiscal years ended January 31, 2002, 2001 and 2000, cash flows provided by (used in) operating activities were A$14.2 million, A$(0.1) million and A$10.7 million, respectively. The cash flows provided by operating activities reflect the decrease in receivables, prepaid expenses and inventories and the increase in accounts payable and accrued liabilities.

   Net cash flows used in investing activities for the fiscal years ended January 31, 2002, 2001 and 2000 were A$4.1 million, A$7.1 million and A$5.5 million, respectively. The cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States.

   The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities.

   At January 31, 2002 we had working capital of A$48.0 million and maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under our borrowing arrangements with ANZ and Merrill Lynch.

   We believe the ANZ and Merrill Lynch Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

   There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

C.  RESEARCH AND DEVELOPMENT

   See "Item 4. Information on our Company--B. Business Overview-Manufacturing."

D.  TREND INFORMATION

   This information has been disclosed elsewhere throughout this Annual Report.

E.  RECENT ACCOUNTING PRONOUNCEMENTS

   Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") was issued by the Financial Accounting Standards Board ("FASB") in June 1998 and, as amended by SFAS 137 and SFAS 138, is effective for our fiscal year commencing February 1, 2001. Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Pursuant to the standard, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. Pursuant to the standard, if certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

   We adopted Statement 133, as amended by SFAS 137 and SFAS 138, on February 1, 2001. We did not have any derivative instruments outstanding as of January 31, 2001 and 2002. The adoption of Statement 133, as amended by SFAS 137 and SFAS 138, has, therefore, had no impact on our consolidated financial statements as at January 31, 2001 and 2002, respectively.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, ("SAB101") "Revenue Recognition in Financial Statements." SAB101 summarizes certain of the SEC's staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements. The implementation date of SAB101 was delayed by the issuance of SAB101A and, subsequently, SAB101B. The issuance of SAB101B delayed the mandatory implementation date of SAB101 to the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Accordingly, we adopted SAB101, as amended by SAB101B, in the fourth quarter of fiscal year 2001, effective November 1, 2000. SAB101 has not had a material impact on our consolidated financial statements as at January 31, 2001 and 2002, respectively.

   In June 2001, the FASB issued Statement No. 141, Business Combinations ("Statement 141") and Statement No. 142, Goodwill and Intangible Assets ("Statement 142"). Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 also requires recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("Statement 144"). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement 142 until its life is determined to no longer be indefinite.

   The provisions of Statement 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. We are required to adopt the provisions of Statement 142 on February 1, 2002. Retroactive application of Statements 141 and 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Effective February 1, 2002, we shall no longer amortize goodwill.

   We have evaluated the impact of Statement 141 and believe it will not have a material impact on our results of operations, financial position or liquidity.

   As a result of ceasing to amortize goodwill, we estimate that operating income will increase by approximately $114,000 during the year ending January 31, 2003. Statement 142 provides for a six-month transitional period from the effective date of adoption for us to perform an assessment as to whether there is an indication that goodwill is impaired. To the extent that an indication of impairment exists, we must perform a second test to measure the amount of such impairment with the second test to be performed as soon as possible, but no later than the end of the fiscal year. Any impairment measured as of the date of adoption will be recognized as the cumulative effect of a change in accounting policy. Because of the extensive effort needed to complete this assessment, we have neither determined whether there is any indication that goodwill is impaired nor the amount of any potential impairment.

   In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations ("Statement 143"). Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 will be effective for us as of February 1, 2003. We have evaluated the impact of Statement 143 and believe it will not have a material impact on our results of operations, financial position or liquidity.

   In August 2001, the FASB issued Statement 144, which addresses financial accounting and reporting for the impairment of long-lived assets and which will supersede Statement 121 with respect to the accounting for the impairment or disposal of long-lived assets and Accounting Principals Board Opinion No. 30 ("Opinion 30") for the disposal of a segment of a business. Statements 144 retains the requirements of Statement 121 to:

      (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and

      (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.

   Statement 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of. Statement 144 retains the basic provisions for Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather that a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

   Statement 144 will be effective for us as of February 1, 2002. We have evaluated the impact of Statement 144 and believe it will not have a material impact on our results of operations, financial position or liquidity.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

   Our directors, senior management and key employees are as follows:

            Name             Age Position
            ----             --- --------
Directors and Senior Management
Sam Linz.................... 62  Chairman of the Board
Robert Gavshon(1)........... 54  Deputy Chairman of the Board and General Counsel
John Price.................. 51  Head of Product Management and Development and
                                 Director
Sydney Selati............... 63  President--Galore USA and Director
Edgar Berner(1)(2).......... 70  Director
Gordon Howlett(1)(2)........ 60  Director
David Glaser................ 53  Company Secretary
David James................. 41  Chief Financial Officer
Kevin Ralphs................ 48  Chief Financial Officer--Galore USA

Key Employees--Australia
Monique Collister........... 54  Group Organizational Development Manager
Jeffrey Fisher.............. 35  Retail Development Manager--Barbeques Galore (Aust)
                                 Pty Limited
Gary Heading................ 51  General Manager of Retail/Licensees--Barbeques
                                 Galore (Aust) Pty Limited
Steve Katsilis.............. 36  Group Information Technology Manager
Kevin Meltzer............... 39  General Manager of Manufacturing--Park-Tec
                                 Engineering Pty Limited and Australian Enamellers Pty
                                 Limited
Ian Redmile................. 50  General Manager--Pricotech Leisure Brands Pty
                                 Limited
Gary Whitehouse............. 52  General Manager--Logistics

Key Employees--United States
Todd Budde.................. 37  Business Process and Information Systems Manager
Benjamin Ramsey............. 47  Executive Vice President--Galore USA
Michael Varley.............. 55  Vice President of Purchasing, Distribution and Product
                                 Development

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

   Sam Linz has served as Chairman of the Board since joining us in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited ("Rebel"), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and a major shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 35 years of experience in the retail industry.

   Robert Gavshon joined us in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel. Mr. Gavshon was one of the founders of Rebel and a shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 20 years of experience in the retail industry.

   John Price joined us in 1981 as General Manager of Wholesale and has served as Head of Product Management and Development since June 1989, and as a Director since November 1989. Prior to joining us, Mr. Price helped found and was Managing Director of Cook-On-Gas Products Pty Limited, a developer and manufacturer of consumer gas products which was acquired by us in 1981. Mr. Price has over 29 years of experience in the development and marketing of consumer gas products.

   Sydney Selati has served as a Director since July 1997 and President of Galore USA since May 1988. From 1984 until 1988, Mr. Selati was President of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby's and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Linz. Mr. Selati has over 35 years of experience in the retail industry.

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

   Gordon Howlett has served as a non-executive Director since August 1991 and as Chairman of our Audit Committee since November 1991. Mr. Howlett is the Chief Executive Officer of Thorn Asia Pacific, Chairman of Kennards Hire Pty Limited and a non-executive Director of Arthur Yates Limited. Mr. Howlett's previous business experience was as Executive General Manager--Operations Qantas Airways from 1994 to 1997 and Managing Director of Avis Australia and Vice President of Avis throughout Asia Pacific, from 1981 to 1994.

   David Glaser has served as Company Secretary since March 1994. Mr. Glaser has also provided retail management accounting services for our retail subsidiary from February 1996 to April 1998 and, from July 1989 to January 1996, was the financial administrator to certain of our other subsidiaries. Prior to joining us, Mr. Glaser was a partner at Arthur Andersen in South Africa. Mr. Glaser has extensive commercial experience in retail, manufacturing and service industries, both locally and overseas.

   David James joined us in January 1992, serving in several group financial roles and ultimately as General Manager--Finance & Administration until his departure in September 1996. From September 1996 to July 1997, Mr. James was employed as Finance Director by HMV Australia Pty Limited, a subsidiary of EMI plc. He rejoined us in July 1997 as Chief Financial Officer. Prior to 1992, Mr. James served as a Senior Audit Manager for KPMG in Australia.

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

   Monique Collister joined us in April 1997 as the Training and Development Manager for the Retail Division. Since March 1999, Ms. Collister has served as the Group Organizational Development Manager for both the USA and Australian operations and has a mandate to ensure the development of employees at all levels of the organization. Ms. Collister emigrated to Australia in 1996 and prior to joining us, served as a Training and Development Specialist for Honeywell Australasia. Ms. Collister has had extensive overseas experience in personnel training with Walmart Canada, Pitney Bowes and Kinney Canada.

   Jeffrey Fisher joined us in 1993 as Retail Development Manager of Retail/Licensees for Barbeques Galore (Aust) Pty Limited, our retail/licensee operating subsidiary. Prior to joining us, Mr. Fisher served for five years as Retail Development Manager for John Danks & Son and also held various retail management positions with the Coles Myer group of companies.

   Gary Heading joined us in 1983 and served as National Operations Manager of Retail/Licensees since 1996 before his appointment in May 1999, to the position of General Manager of Retail/Licensees for Barbeques Galore (Aust) Pty Limited.

   Steve Katsilis joined us in 1985 where he initially worked at our Kogarah store in Australia. In 1989 he was appointed store manager of our Silverwater store and the following year, moved to head office as Stock Control Manager prior to his appointment in 1993 as Information Technology Manager and in 2002 as Group Information Technology Manager.

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

   Gary Whitehouse joined us in May 1990 as National Warehouse Manager and has served as General Manager of Logistics since July 1996. Prior to joining us, Mr. Whitehouse served as Financial Systems Accountant for Qantas Airways. Prior to that, Mr. Whitehouse held managerial positions, including commercial manager, state branch manager and warehousing/distribution manager.

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

   Benjamin Ramsey joined us in March 1993 and held several management positions within Galore USA until August 1999 when he was appointed Executive Vice President. Mr. Ramsey previously spent ten years associated with 7-Eleven Food Stores/Southland Corporation in managerial positions and was subsequently a franchise holder for a further four years.

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

B.  COMPENSATION

   The aggregate annual compensation, including bonuses under the incentive program described below, paid by us to all our directors and senior management as a group for services for the fiscal year ended January 31, 2002 (9 persons) was A$2,092,856. However, this aggregate compensation amount does not include any stock options granted to such individuals as more fully described below in the section titled "Item 6. Directors and Senior Management--E. Share Ownership for Directors and Senior Management--Options to Purchase Securities from Registrant or Subsidiaries."

   The total amount set aside by us and our subsidiaries to provide superannuation benefits for directors and senior management for the fiscal year ended January 31, 2002 was A$191,379.

   On February 1, 2001, we continued with an incentive program whereby certain executives would receive a bonus if certain budget objectives were attained during fiscal year 2002. Under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James would each receive a bonus of 20% and Mr. Selati, Mr. Redmile and Mr. Whitehouse would each receive a bonus of 10%, of their respective base salaries, if we achieved our budgeted pre-tax profit before trading contingencies for the fiscal year 2002. Mr. Selati, Mr. Redmile, Mr. Meltzer and Mr. Nicola would each receive an additional bonus of 10% of his respective base salary if his division achieved its budgeted operating contribution, regardless of whether or not our budget was achieved. Additionally, Mr. Whitehouse would receive a bonus of 10% of his base salary if our inventory level budget for the fiscal year 2002 was attained.

C.  BOARD PRACTICES

   At least one-third of our Board of Directors is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. Furthermore, our directors do not have contracts that provide for benefits upon termination of their services with us. The Board of Directors has a Compensation Committee comprised of Messrs. Berner and Howlett that reviews and makes recommendations for remuneration packages for executive directors and senior executives, and an Audit Committee presently comprised of Messrs. Howlett (Chairman), Berner and Gavshon that advises on the establishment and maintenance of internal controls and ethical standards, the quality and reliability of financial information and information provided by our independent auditors.

   On November 28, 1991, the Board of Directors adopted an Audit Committee Charter to govern the conduct and set forth the responsibilities of the Audit Committee. We are filing the Audit Committee Charter as Exhibit 99.1 to this Annual Report.

D.  EMPLOYEES

   As of January 31, 2002, we employed a total of 1,238 persons, on a permanent, part-time or temporary basis of whom 747 were employed in Australia and 491 in the United States. The number of temporary employees fluctuates depending on seasonal needs. Some of our employees at Park-Tec Engineering Pty Limited ("Park-Tec") have become members of the Australian Metal Workers Union ("AMWU"). We are currently negotiating with the AMWU to enter into an Enterprise Bargaining Agreement in respect of our Park-Tec employees. We consider our relations with employees to be good and believe that our employee turnover rate is low.

E.  SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

   The following table provides certain information with respect to the beneficial ownership of our Ordinary Shares, including Ordinary Shares held directly or in the form of ADSs as of April 12, 2002, based on an aggregate of 4,541,652 Ordinary Shares outstanding as of such date, for each of our directors and all of our directors and senior management as a group as of such date.

                                                                  Ordinary Shares(1), (2), (5)
                                                                       Beneficially Owned
                                                                  ---------------------------
Directors                                                             Number            %
---------                                                            ---------        -----
Sam Linz(3)...................................................... 1,234,738        27.19
Robert Gavshon...................................................   307,200         6.76
John Price.......................................................    51,880         1.14
Sydney Selati....................................................   159,708         3.52
Edgar Berner.....................................................     3,000          *
Gordon Howlett...................................................     8,000          *
David Glaser(4)..................................................     *              *
David James(4)...................................................     *              *
Kevin Ralphs(4)..................................................     *              *
All directors and senior management as a group (9 persons)....... 1,770,426        39.98%

--------
*   Less than 1% of our outstanding shares.
(1) The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of ADSs.
(2) Applicable percentage of ownership for each shareholder is based on 4,541,652 Ordinary Shares outstanding as of April 12, 2002, together with applicable options for such shareholders but excludes 237,777 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan (the "1997 Plan"). There are an additional 97,270 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Plan. Ordinary Shares subject to options exercisable within sixty days of April 12, 2002 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. As of April 12, 2002, no such options were required to be included in the aforementioned computation. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.
(3) Includes 162,205 Ordinary Shares held by Rebel Concepts Pty Limited, a company in which Mr. Linz owns a 72.5% interest, with Mr. Robert Gavshon and Mr. John Price, (or companies associated with them), each a director of Barbeques Galore Limited, owning the remaining 22.5% and 5.0% respectively and 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.
(4) Beneficially owns less than 1% of our outstanding shares.
(5) Excludes options made available to non-executive directors and certain employees, to purchase up to an aggregate of 70,000 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003.

Share Options for Directors

   The following table contains information pertaining to share options held by directors as of April 12, 2002:

                                   Number of Ordinary
                                   Shares Issuable on
                                      Exercise of     Per Share Exercise
                                       Option(1)         Price in US$            Exercisable Period
                                   ------------------ ------------------ -----------------------------------
Sam Linz..........................       15,000             $5.20        November 9, 2002 to October 9, 2003
                                         20,200             $6.38        January 7, 2003 to December 7, 2004
                                         27,438             $2.54        July 1, 2002 to October 1, 2007

Robert Gavshon....................       15,000             $5.20        November 9, 2002 to October 9, 2003
                                         20,200             $6.38        January 7, 2003 to December 7, 2004
                                         27,438             $2.54        July 1, 2002 to October 1, 2007

John Price........................        3,750             $5.20        November 9, 2002 to October 9, 2003
                                          6,425             $6.38        January 7, 2003 to December 7, 2004
                                          9,067             $2.54        July 1, 2002 to October 1, 2007

Sydney Selati.....................        7,500             $5.20        November 9, 2002 to October 9, 2003
                                         10,100             $6.38        January 7, 2003 to December 7, 2004
                                         13,829             $2.54        July 1, 2002 to October 1, 2007

Edgar Berner......................       22,056             $6.38        January 7, 2003 to December 7, 2004

Gordon Howlett....................        2,500             $5.20        November 9, 2002 to October 9, 2003
                                            625             $6.38        January 7, 2003 to December 7, 2004

--------
(1) Excludes options made available to non-executive directors and certain employees, to purchase up to an aggregate of 70,000 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003.

Options to Purchase Securities from Registrant or Subsidiaries

   As of April 12, 2002 there were outstanding options to purchase a total of 409,402 Ordinary Shares granted by us, of which our directors and senior management held 237,777. These outstanding options were granted under our 1997 Plan. There were no other warrants or rights to purchase our Ordinary Shares outstanding as of April 12, 2002. The following table sets forth information concerning outstanding options as of April 12, 2002:

                                       Number Of    Price Per
                                    Ordinary Shares Ordinary      Option
                                     Under Option     Share   Expiration Date
                                    --------------- --------- ----------------
 1997 Plan(1)......................     176,250      US$5.20  November 8, 2003
 1997 Plan(1)......................     148,466      US$6.38  January 6, 2005
 1997 Plan(1)......................      84,686      US$4.10  October 1, 2007
 Directors and senior management as
   a group(2)(3)...................     237,777           --         --

--------
(1) Options under the 1997 Plan will generally expire on the earlier of the Expiration Date or three months after the cessation of employment of the optionee. For more information, see the "1997 Share Option Plan" description below.
(2) Directors and senior management as a group received options under our 1997 Plan. For more information, see the "1997 Share Option Plan" description below.
(3) Excludes options made available to non-executive directors and certain employees, to purchase up to an aggregate of 70,000 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003.

Executive Share Option Plan

   On January 31, 1997, we adopted the Executive Plan, pursuant to which a total of 203,038 Ordinary Shares were reserved for issuance with the Board granting stock options comprising the entire share reserve under the Executive Plan, to certain directors and senior management, at an exercise price of A$8.38 per Ordinary Share.

   The options granted under the Executive Plan expired by their terms on February 1, 2002, the day the Executive Plan lapsed. No options granted under the Executive Plan were exercised prior to its lapse and no new options may be granted under the Executive Plan.

1997 Share Option Plan

   Our 1997 Plan was adopted by the Board of Directors on October 1, 1997, and approved by shareholders as of October 7, 1997. As of January 31, 2002, a total of 506,672 Ordinary Shares have been authorized for issuance under the 1997 Plan. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31 of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive stock option grants for more than 27,438 Ordinary Shares per calendar year.

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

   The Board of Directors has determined that the Compensation Committee shall be the Plan Administrator charged with administering the 1997 Plan. The Plan Administrator has complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive stock option grants, the time or times when such grants are to be made, the number of shares subject to each such grant, the exercise and vesting schedule to be in effect for the grant, the maximum term for which any granted stock option is to remain outstanding and the status of any granted stock option as either an incentive stock option or a non-statutory stock option under the U.S. Federal tax laws.

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

   In the event we are acquired via a merger or an asset sale, each outstanding stock option under the 1997 Plan will immediately accelerate and become fully exercisable for all of the shares subject to such outstanding options, unless such stock options are to be assumed or replaced by the successor corporation (or parent thereof). Any stock options that do not automatically accelerate upon the occurrence of a merger or asset sale, will immediately accelerate, and such repurchase rights will accordingly lapse, upon the involuntary termination of the optionee within 18 months after the effective date of the merger or asset sale. Stock options accelerated in connection with such involuntary termination will be exercisable as fully-vested shares until the earlier of (i) the expiration of the stock option term or (ii) a one (1)-year period measured from the effective date of the involuntary termination.

   The Plan Administrator has the authority to effect, with the consent of the affected option holders, the cancelation of outstanding stock options under the 1997 Plan in return for the grant of new stock options for the same or a different number of shares with an exercise price per share based upon the fair market value of the Ordinary Shares on the new grant date.

   The Board of Directors pursuant to a meeting on September 1, 1998, granted options to a Director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options granted to the same Director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004.

   As a result of decreases in the market price of our Ordinary Shares during the latter part of 1998, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the continuing opportunity to acquire our Ordinary Shares at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancelation/re-grant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was canceled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option"), was granted in replacement thereof. The New Options became/are exercisable in three equal installments on November 9, 2001 (none of which were exercised), November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were canceled and re-granted under the program. During the fiscal year ended January 31, 2002, a total of 26,700 New Options, exercisable at US$5.20 per Ordinary Share, were forfeited.

   In addition to the cancelation and re-grant program on November 9, 1998, the Board of Directors granted further options to directors, a member of senior management and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above. During the fiscal year ended January 31, 2002, a total of 1,000 options, exercisable at US$5.20 per Ordinary Share, were forfeited.

   Pursuant to the aforementioned circulating resolution of directors, further options were granted to directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004. During the fiscal year ended January 31, 2002, a total of 9,800 options, exercisable at US$6.38 per Ordinary Share, were forfeited.

   The Board of Directors pursuant to a meeting on March 19, 2002, granted options to executive directors and senior management to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on October 1, 2007.

   On April 16, 2002, the Board of Directors made available options to non-executive directors and certain employees, to purchase up to an aggregate of 70,000 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003 until expiration on October 1, 2007.

   The Board may amend or modify the 1997 Plan at any time. However, no such amendment or modification shall adversely affect the rights of any optionee without his or her consent. The 1997 Plan will terminate on October 1, 2007, unless sooner terminated by the Board.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

   The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our Ordinary Shares including Ordinary Shares held directly or in the form of ADSs as of April 12, 2002, based on an aggregate of 4,541,662 Ordinary Shares outstanding as of such date:

                                          Ordinary Shares(1)(2)
                                           Beneficially Owned
                                          ---------------------
                Name of beneficial holder    Number       %
                -------------------------  ---------    -----
                     Sam Linz(3)......... 1,234,738    27.19
                     Robert Gavshon......   307,200     6.76

--------
(1) The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of ADSs.
(2) Applicable percentage of ownership for each shareholder is based on 4,541,652 Ordinary Shares outstanding as of April 12, 2002, together with applicable options for such shareholders but excludes 237,777 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan (the "1997 Plan"). There are an additional 97,270 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Plan. Ordinary Shares subject to options exercisable within sixty days of April 12, 2002 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. As of April 12, 2002, no such options were required to be included in the aforementioned computation. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.
(3) Includes 162,205 Ordinary Shares held by Rebel Concepts Pty Limited, a company in which Mr. Linz owns a 72.5% interest, with Mr. Robert Gavshon and Mr. John Price, (or companies associated with them), each a director of Barbeques Galore Limited, owning the remaining 22.5% and 5.0% respectively and 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.

   We are not, to our knowledge, directly owned or controlled by any other corporation or foreign government and are not aware of any voting arrangements which may, at any subsequent date, result in a change of control. We are not aware of any arrangements which may at a subsequent date result in a change in control in us.

B.  RELATED PARTY TRANSACTIONS

Company Policy Concerning Transactions with Affiliates

   Under the Australian Corporations Law, directors are prohibited from entering into transactions with us that confer a benefit on any director if the transaction is not on "arms-length" commercial terms, except where limited exemptions apply or detailed approval procedures are first observed. We have adopted a more stringent policy based on the Australian Corporations Act 2001 that requires all transactions with directors, senior management and other affiliates be on terms that are believed to be at least as favorable to us as could be obtained from unaffiliated third parties and that such transactions must be approved by a majority of our disinterested directors.

   We believe that the following transactions with directors, senior management and other affiliates were completed on terms as favorable to us as could have been obtained from unaffiliated third parties.

Transactions with Affiliates

   We hold a one-third ownership interest in Bromic which supplies gas valves and related products to us. Bromic receives approximately 11% of its revenues from sales to us and we are Bromic's second largest customer. During the year ended January 31, 2002, we purchased approximately A$2.2 million of products from Bromic. We also hold a one-third equity interest in Renegade Gas Pty Limited ("Renegade"), an Australian company which operates as an industrial and domestic gas distributor.

   In addition, we hold a 50% equity interest in GLG which acted as a buying office, supplying us with grills, burners and other products prior to cessation of that activity on December 31, 2001. The buying office has been dismantled and the administration of the Asian purchases is currently being handled from Hong Kong. During the year ended January 31, 2002, we purchased approximately A$15.7 million of products from GLG.

Transactions Involving Principal Shareholders

   Messrs. Linz, Gavshon, Selati and Price beneficially own 27.19%, 6.76%, 3.52% and 1.14%, respectively, of our outstanding Ordinary Shares. Accordingly, these individuals may exert substantial influence over our business and affairs, including the election of our directors and the outcome of corporate actions requiring shareholder approval.

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

   We own the cars for the use of Messrs. Linz and Gavshon, and lease cars for Messrs. Price and Selati, at a rate of approximately A$1,977 and US$1,531, respectively, per month per car.

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

   Pursuant to his appointment as a non-executive Director on September 1, 1998, we granted options to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share to Mr. Edgar Berner under the 1997 Plan. These options are exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options to the same Director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004. See "Item 6. Directors, Senior Management and Employees--E. Share Ownership for Directors and Senior Management--1997 Share Option Plan."

   On November 9, 1998, we granted options to purchase up to an aggregate of 46,250 Ordinary Shares at a price of US$5.20 per Ordinary Share to Directors and a member of senior management under the 1997 Plan, exercisable in three equal installments on November 9, 2001 (none of which were exercised), November 9, 2002 and October 9, 2003. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Sydney Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares and Mr. Gordon Howlett and Mr. David James each received a grant of 2,500 Ordinary Shares. Pursuant to the aforementioned circulating resolution of directors, options to purchase up to an aggregate of 71,195 Ordinary Shares at a price of US$6.38 per Ordinary Share were granted to Directors and Senior Management under the 1997 Plan, exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 20,200 Ordinary Shares, Mr. Sydney Selati received a grant of 10,100 Ordinary Shares, Mr. John Price received a grant of 6,425 Ordinary Shares, Mr. David James received a grant of 5,300 Ordinary Shares, Mr. Edgar Berner received a grant of 4,410 Ordinary Shares, Mr. Kevin Ralphs received a grant of 3,185 Ordinary Shares, Mr. David Glaser received a grant of 750 Ordinary Shares and Mr. Gordon Howlett received a grant of 625 Ordinary Shares. See "Item 6. Directors, Senior Management and Employees--E. Share Ownership for Directors and Senior Management--1997 Share Option Plan".

   On March 19, 2002, we granted options to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2002. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 27,438 Ordinary Shares, Mr. Sydney Selati received a grant of 13,829 Ordinary Shares, Mr. John Price received a grant of 9,067 Ordinary Shares, Mr. David James received a grant of 5,762 Ordinary Shares and Mr. Kevin Ralphs received a grant of 1,152 Ordinary Shares. See "Item 6. Directors, Senior Management and Employees--E. Share Ownership for Directors and Senior Management--1997 Share Option Plan".

   On April 16, 2002, we made available options to non-executive directors and certain employees, to purchase up to an aggregate of 70,000 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003.

   We also granted to certain of our directors options to purchase up to an aggregate of 203,038 Ordinary Shares at a price of A$8.38 per Ordinary Share pursuant to the Executive Plan which lapsed on February 1, 2002.

C.  INTEREST OF EXPERTS AND COUNSEL

   Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

   Please see Item 18 for a list of the financial statements filed as part of this Annual Report.

Dividend Policy

   We may pay dividends on the Ordinary Shares or ADSs in the future. In addition, we are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined. See "Item 5. Operating and Financial Review and Prospects--B. Liquidity and Capital Resources."

Legal Proceedings

   There are no material legal proceedings pending against us. We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our business, results of operations or financial condition.

B.  SIGNIFICANT CHANGES

   There have been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and which require disclosure in this Annual Report and for which we have not provided disclosure in this Annual Report.

ITEM 9.  THE OFFER AND LISTING

Price Range of our ADSs on the Nasdaq Stock Market(R) ("Nasdaq")

   Our Offering was completed on November 7, 1997 and our Ordinary Shares, as represented by ADSs, were traded on Nasdaq under the symbol BBQZY. Effective October 11, 1999, pursuant to changes to Nasdaq requirements, we were no longer required to add the letter "Y" to the end of our Nasdaq ticker symbol and we changed our symbol to BBQZ. The ADSs are represented by American Depositary Receipts ("ADRs") issued by Morgan Guaranty Trust Company of New York as Depositary. Each ADS represents one Ordinary Share.

   From April 1987 through December 1996, we listed our Ordinary Shares for trading on the ASE. In December 1996, we voluntarily delisted from the ASE and since such time, there has been no established foreign public market for the Ordinary Shares or ADSs.

   The following table sets forth the range of high and low closing sale prices of the ADSs on Nasdaq for the fiscal periods indicated:

                                                     Price Per ADS on Nasdaq
                                                     -----------------------
                                                         High        Low
                                                       --------    -------
    (a) Annual high and low market prices
       February 1, 1999 to January 31, 2000......... US$ 9.75     US$2.50
       February 1, 2000 to January 31, 2001.........    11.50        3.00
       February 1, 2001 to January 31, 2002.........     4.75        1.73

    (b) Quarterly high and low market prices
       Fiscal Year ended January 31, 2001
           First Quarter............................ US$11.50     US$7.75
           Second Quarter...........................     9.31        8.06
           Third Quarter............................     8.88        5.94
           Fourth Quarter...........................     6.06        3.00
       Fiscal Year ended January 31, 2002
           First Quarter............................ US$ 4.75     US$2.19
           Second Quarter...........................     3.65        2.67
           Third Quarter............................     3.15        1.73
           Fourth Quarter...........................     2.51        1.78

    (c) Monthly high and low market prices
       October 2001................................. US$ 2.39     US$1.73
       November 2001................................     2.33        1.78
       December 2001................................     2.30        2.00
       January 2002.................................     2.51        2.10
       February 2002................................     2.49        2.08
       March 2002...................................     3.10        2.10

   As of April 12, 2002, there were 17 holders of record of ADSs and 29 additional holders of record of our Ordinary Shares. Of the Ordinary Shares, to our knowledge, six holders of record reside in the United States. We are unable to determine how many holders of record of ADSs reside in the United States.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

   Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

   Previously filed as exhibit 3.1 in our Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998 and incorporated by reference herein.

C.  MATERIAL CONTRACTS

   On January 18, 2002, we entered into a lease agreement with Arrowood Investments, Inc., a California Corporation. The agreement is for the lease of our new warehouse and distribution facility located at 3355 East Cedar Street, Ontario, California 91761. The property occupies a 98,821 square foot portion of a 436,945 square foot concrete building that is situated on approximately
18.23 acres of land. The lease commenced on March 1, 2002 and expires on September 30, 2007. The monthly rent for the first 33 months is $34,587 after which the monthly rent increases to $36,563 for the remainder of the lease term. The lease agreement for the Ontario facility is attached to this Annual Report as Exhibit 10.12.

   On March 27, 2002, we entered into a lease agreement with Bake Orchard Partners, LLC, a California limited liability company. The agreement is for the lease of our new U.S. headquarters which will be located at 10 Orchard Road, Suite 200, Lake Forest, California 92630. The office space is located on the second floor of the building and occupies 12,696 square feet. The lease commences on May 1, 2002 and expires on September 30, 2007. The monthly rent starts at $146,472 and increases 4% annually. The lease agreement for the Lake Forest headquarters is attached to this Annual Report as Exhibit 10.13.

D.  EXCHANGE CONTROL

Restrictions on Foreign Ownership; Antitakeover Restrictions

   Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer (the "Treasurer") or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the course of trading, shares acquired in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or planned future ownership or lease of property in Australia.

However, there would be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If foreign persons or their associates were to own all of the ADSs then the level of foreign ownership of our equity securities would be approximately 67.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

   We have additionally provided that all stock options outstanding under our 1997 Plan at such time as we are acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 409,402 Ordinary Shares underlying stock options granted under our 1997 Plan, which, barring acceleration, became/will become exercisable as to 176,250 in three equal installments on November 9, 2001, (none of which were exercised), November 9, 2002 and October 9, 2003, as to 148,466 in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004 and as to 84,686 in full at any time on or after July 1, 2002, according to the terms of the 1997 Plan. Additionally, on April 16, 2002, we made available options to non-executive directors and certain employees, to purchase up to an aggregate of 70,000 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003. Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible, attempts by certain entities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that might result in a premium over market price to holders of ADSs. See "Item 6. Directors, Senior Management and Employees--E. Share Ownership for Directors and Senior Management "--1997 Share Option Plan."

   Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Provisions contained in the Constitution, among other things:

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

   In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residents of Australia is 30% for companies for the 2002 income year (which for most taxpayers is the year ending June 30, 2002). For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. These circumstances are described in "Item 10. Additional Information--E. Taxation."

E.  TAXATION

   Dividends. Fully franked dividends (i.e., dividends paid out of the Company's profits which have been subject to Australian income tax at the maximum corporate tax rate) which are paid to shareholders who are U.S. residents will not be subject to Australian income or Australian withholding, taxes. Unfranked dividends (i.e., dividends that are paid out of profits that have not been subject to Australian income tax) are subject to Australian withholding tax when paid to U.S. resident shareholders. In the event the Company pays partially franked dividends, shareholders will be subject to withholding tax on the unfranked portion. Pursuant to the bilateral taxation convention between Australia and the United States (the "Treaty"), the withholding tax imposed on dividends paid by the Company to a U.S. resident is limited to 15%. Refer, however, to "Proposed changes to the Treaty," below.

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

   U.S. residents are subject to Australian capital gains tax on the disposal of shares or ADSs of a private Australian company where the disposal consideration exceeds the cost base unless such a gain is exempt from Australian tax under the Treaty. The rate of Australian tax on taxable capital gains realized by U.S. residents is 30% for companies for the 2002 income year (for most taxpayers, the year ending June 30, 2002). For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. U.S. residents who are subject to Australian tax on capital gains made on the disposal of shares or ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

   A company listed on a stock exchange (a "Listed Company") will be treated as a private company in respect of a fiscal year for Australian tax purposes if it is closely held (i.e. at any time during that fiscal year, not less than 75% of the paid up capital of the Company, voting power or dividend rights of such company are held by 20 or fewer persons), unless the Australian Commissioner of Taxation (the "Commissioner"), pursuant to the discretion granted to him, rules that such company will be treated as a public company for such fiscal year. As the ADSs are listed for quotation on Nasdaq, the Company will be deemed a Listed Company. The Company currently qualifies as a public Australian company; however, because the ownership of the Company must be continuously monitored, we cannot assure you that the Company will not become closely held, thereby losing its public company status. If the Company were to lose its public company status, it would become a private Australian company and the paragraph immediately preceding this one, would apply to the Company.

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

   Pursuant to the Treaty, capital gains or profits arising on the disposal of ADSs or Ordinary Shares which constitute "business profits" of an enterprise carried on by a U.S. resident who does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable are exempt from Australian tax. Refer, however, to "Proposed changes to the Treaty," below. The term "business profits" is not defined in the Treaty and thus its meaning in the present context is that which the term has under Australian tax law. The Australian Courts have held that the term business profits is not confined to profits derived from the carrying on of a business but must embrace any profit of a business nature or commercial character. The term "permanent establishment" is defined in the Treaty to mean a fixed place of business through which an enterprise is carried on and includes an Australian branch of the U.S. resident and an agent (other than an agent of independent status) who is authorized to conclude contracts on behalf of the U.S. resident and habitually exercises that authority in Australia. Any capital gains or profits derived by a U.S. resident from the disposal of the ADSs or Ordinary Shares held as revenue assets (including gains derived by a securities dealer) will constitute business profits under the Treaty and, thus be exempt from Australian tax, provided that such holder does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable.

   The view of the Commissioner is that the Treaty in its current form would not preclude Australia from taxing a capital gain realised by a U.S. resident on the sale of ADSs or Ordinary Shares.

   U.S. residents with no taxable capital gains or income (or deductible losses) from sources in Australia other than dividends with respect to the Ordinary Shares or ADSs are not required to file an Australian income tax return.

   Proposed changes to the Treaty. On September 27, 2001, the Governments of the United States and Australia signed a Protocol ("the Protocol") amending the existing Treaty. The Protocol will come into force once both countries have ratified it and will not have effect in Australia before July 1, 2003.

   Broadly, subject to the two exceptions mentioned below, the existing tax treatment of dividends paid to U.S. residents will continue; that is, no withholding tax will be imposed on the franked component of dividends paid to a U.S. resident shareholder and 15% withholding tax will be imposed on the unfranked component of dividends. The two exceptions are:

      (a) no withholding tax will be imposed on unfranked dividends paid to a U.S. resident company which is beneficially entitled to 80% of the voting power (for a 12 month period prior to the date the dividend is declared) of the Company and the U.S. resident company satisfies a public listing requirement; and

      (b) a withholding tax limit of 5% will apply to unfranked dividends paid to a U.S. resident company that holds at least 10% of voting power in the Company but does not meet the 80% test mentioned above.

   The Protocol will also amend the Treaty to the effect that Australia will not be precluded by the Treaty from taxing capital gains derived by a U.S. resident on the sale of ADSs or Ordinary Shares.

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

   Prior to July 1, 2001, transactions involving ADRs were expressly subject to stamp duty in the Australian Capital Territory. The inclusion of ADRs as an express item of dutiable property and an exemption for certain transfers of ADRs to foreign residents, were removed with effect from July 1, 2001. Duty, therefore, is now chargeable on a dutiable transaction relating to ADRs that create an interest in an Ordinary Share, whether or not that transaction is effected in writing. Dutiable transactions include a transfer, an agreement for sale or transfer and a declaration of trust. The term ADR is specifically defined in the legislation and requires the depositary to hold the underlying Ordinary Shares as trustee for the ADR holder.

   There are a number of other exemptions from duty on the transfer of Ordinary Shares. The availability of exemptions depends upon the particular circumstances surrounding each transaction. These include exemptions relating to deceased estates, transfers between trustees and beneficiaries, bankrupt estates, divorces and reconstructions of corporate groups. You should consult a legal adviser in relation to the precise terms and availability of any exemption.

Gift, Estate and Inheritance Taxes

   There are no specific gift, estate or inheritance taxes in Australia. However, the transfer by a U.S. resident of Ordinary Shares or ADSs by way of gift or upon death, may have Australian income tax and stamp duty implications.

F.  DIVIDENDS AND PAYING AGENTS

   Not applicable.

G.  STATEMENTS BY EXPERTS

   Not applicable.

H.  DOCUMENTS ON DISPLAY

   All documents relating to us to which we referred in this Annual Report are available at our principal executive and registered offices at 327 Chisholm Road, Auburn, NSW 2144, Australia.

I.   SUBSIDIARY INFORMATION

   Not applicable.

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

   Our Australian operations generally hedge a major portion of our imports against exchange rate fluctuations with respect to the Australian dollar. However, in our U.S. operations, we have not, and currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net income
(loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

   We utilize foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counter parties to the contracts are major financial institutions and the risk of loss to us in the event of non-performance by a counter party, is not significant. There were no foreign currency forward contracts outstanding as at January 31, 2001 and 2002, respectively.

Interest Rate Risk

   Because we have long term debt under the facilities with ANZ and Merrill Lynch, we are exposed to changes in interest rates.

   The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 170 days. As of January 31, 2001 and 2002, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

                              January 31, January 31, January 31,  January 31,
                                 2001        2002        2001         2002
                              ----------- ----------- ------------ ------------
                                 (In A$ thousands)    (Interest rate per annum)
Bank bills...................   $22,006     $16,626       7.2%         5.6%
Property loans...............     8,450       8,450   6.9% to 7.5% 6.9% to 7.5%

   As of January 31, 2002 the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly.

   Our total long-term debt matures as follows:

Year ending January 31,
-----------------------                                        (In A$ thousands)
2003..........................................................      $    --
2004..........................................................       25,076
                                                                    -------
                                                                    $25,076
                                                                    =======

   The difference between the carrying value and fair value of long term debt is not significant.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   We have not had any events of default under any of our existing credit facilities described in this Annual Report. We are not in arrears with regard to the payment of any dividends and have not issued any preferred stock.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Changes in Securities

   On December 3, 1999 we announced that our Board of Directors had authorized the repurchase of up to 450,000 ADRs of Barbeques Galore Limited as market conditions become favorable. The repurchase program will expire on January 31, 2002 or upon reaching an aggregate purchase quantity of 450,000 ADRs. Commencing March 23, 2001 and thereafter, we have repurchased, at a cost of US$1,122,063 and from available resources, 425,000 ADRs on the open market, pursuant to the repurchase program.

ITEM 15.

   Not applicable.

ITEM 16.

   Not applicable.

                                   PART III

ITEM 17.  FINANCIAL STATEMENTS

   See Item 18 for a list of the Financial Statements filed as part of this Annual Report.

ITEM 18.  FINANCIAL STATEMENTS

   The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

       Independent Auditors' Report.

       Consolidated Balance Sheets as of January 31, 2001 and 2002.

       Consolidated Statements of Operations and Other Comprehensive (Loss) Income for the years ended January 31, 2000, 2001 and 2002.

       Consolidated Statements of Shareholders' Equity for the years ended January 31, 2000, 2001 and 2002.

       Consolidated Statements of Cash Flows for the years ended January 31, 2000, 2001 and 2002.

       Notes to the Consolidated Financial Statements.

ITEM 19.  EXHIBITS

   The following exhibits are filed as part of this Annual Report:

Exhibit
Number
------

   3.1  Memorandum and Articles of Association.(1)

   4.1  Form of Specimen of American Depositary Receipt.(1)

   4.2  Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York,
        as Depositary, and holders from time to time of ADSs issued thereunder.(1)

  10.1  Executive Share Option Plan.(1)

  10.2  1997 Share Option Plan.(1)

  10.3  Major Agreements relating to the Registrant's credit facility with Australia and New Zealand
        Banking Corporation Group Limited ("ANZ"), including the formal Letter of Offer from ANZ to
        Directors of the Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the
        Company.(2)

  10.4  Major Agreements relating to the Registrant's U.S. operating subsidiary's credit facility with Merrill
        Lynch Business Financial Services Inc. ("Merrill Lynch"), including Term WCMA(R) Loan and
        Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and Security Agreement No. 231-07T10, dated as of
        February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the
        Registrant relating to WCMA(R) Note, Loan and Security Agreement No. 9502340701; Unconditional
        Guaranty by the Registrant relating to WCMA(R) Note, Loan and Security Agreement No. 231-07710;
        Term WCMA(R) Note No. 9502340701; Letter dated November 27, 1996 from Merrill Lynch to
        Galore USA re: WCMA(R) line of credit variation; Letter and Letter Agreement dated August 27,
        1997 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter Agreement dated January 20, 1998 from Merrill Lynch to Galore USA re: amendment to WCMA(R) Note, Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.(1)

  10.5  Deeds of purchase of Registrant's headquarters facility and assembly operations facility.(1)

  10.6  Lease dated as of March 6, 1992 by and between Galore USA and Phoenix Business Center Partners re: Irvine, California U.S. headquarters and distribution facility.(1)

  10.7  Contract for the sale of land for the Registrant's warehousing and distribution facility.(2)

  10.8  WCMA(R) Note, Loan and Security Agreement No. 231-07T10, as amended.(1)

  10.9  Deeds of purchase of Registrant's headquarters facility and assembly operations facility, as amended.(1)

 10.10  Major Agreements relating to the Registrant's credit facility with Australia and New Zealand
        Banking Corporation Group Limited ("ANZ"), including the formal Letter of Offer from ANZ to
        Directors of the Registrant, dated May 25, 1998; resolutions of the Directors of the Registrant, dated
        June 26, 1998 approving of the Letter of Offer from ANZ to the Registrant.(3)

 10.11  Contract for the sale of land for the Registrant's warehousing and distribution operations.(3)

 10.12  Lease Agreement between the Company and Arrowood Investments, Inc., dated January 18, 2002 for the lease of real property located at 3355 East Cedar Street, Ontario, California 91761.

 10.13  Lease Agreement between the Company and Bake Orchard Partners, LLC, dated March 27, 2002 for the lease of real property located at 10 Orchard Road, Suite 200, Lake Forest, California 92630.

  21.1  List of Subsidiaries as of April 26, 2002.

  23.1  Consent of KPMG.

  24.1  Power of Attorney (see page 50).

  99.1  Audit Committee Charter.

--------
(1) Previously filed in the Registrant's Registration Statement on Form F-1, filed with the Commission on June 12, 1998, and incorporated herein by reference.
(2) Previously filed in the Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed with the Commission on September 21, 1998, and incorporated herein by reference.
(3) Previously filed in the Registrant's Report of Foreign Issuer on Form 6-K, filed with the Commission on September 14, 1998, and incorporated herein by reference.

                                  SIGNATURES

   The Registrant, Barbeques Galore Limited, a corporation organized and existing under the laws of the Commonwealth of Australia, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf, thereunto duly authorized on May 1, 2002.

                                     Barbeques Galore Limited

                                     By:           /s/  ROBERT GAVSHON
                                         -----------------------------------
                                                     Robert Gavshon
                                             Deputy Chairman of the Board of
                                                        Directors
                                                   and General Council

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

   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 20-F has been signed by the following in the capacities and on the dates indicated:


        /s/ SAM LINZ          Chairman of the Board               May 1, 2002
-----------------------------   and Director (Principal Executive
          Sam Linz              Officer)

       /s/ DAVID JAMES        Principal Financial and             May 1, 2002
-----------------------------   Accounting Officer
         David James

     /s/ ROBERT GAVSHON       Deputy Chairman of the Board        May 1, 2002
-----------------------------   and Director
       Robert Gavshon

       /s/ JOHN PRICE         Director                            May 1, 2002
-----------------------------
         John Price

      /s/ SYDNEY SELATI       Director and Authorized U.S.        May 1, 2002
-----------------------------   Representative
        Sydney Selati

      /s/ EDGAR BERNER        Director                            May 1, 2002
-----------------------------
        Edgar Berner

     /s/ GORDON HOWLETT       Director                            May 1, 2002
-----------------------------
       Gordon Howlett

                          FINANCIAL STATEMENTS INDEX

                                                                       Page
                                                                      Numbers
                                                                      -------
Independent Auditors' Report.........................................   52

Consolidated Balance Sheets..........................................   53

Consolidated Statements of Operations and Other Comprehensive (Loss)
  Income.............................................................   54

Consolidated Statement of Shareholders' Equity.......................   55

Consolidated Statements of Cash Flows................................   56

Notes to Consolidated Financial Statements...........................   57

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Barbeques Galore Limited

   We have audited the accompanying consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of January 31, 2002 and 2001 and the related consolidated statements of operations and other comprehensive (loss) income, shareholders' equity and cash flows for the years ended January 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 2002 and 2001 and the results of their operations and their cash flows for the years ended January 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                        /s/  KPMG
                                          --------------------------------------
                                                          KPMG

March 15, 2002
Sydney, Australia

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                 January 31, January 31,     January 31,
                                                                    2001        2002            2002
                                                                 ----------- ----------- -------------------
                                                                                          (In US$ thousands
                                                                    (In A$ thousands     except share data--
                                                                   except share data)         Unaudited
                                                                 ----------------------  -------------------
                            ASSETS
Current assets:
   Cash and cash equivalents....................................  $     34    $     35         $    18
   Accounts receivable, net.....................................    15,797      13,238           6,722
   Receivables from affiliates..................................         3          --              --
   Inventories, net.............................................    65,122      63,259          32,123
   Deferred income taxes........................................     1,736       1,182             600
   Prepaid expenses and other current assets....................     2,872       2,009           1,020
                                                                  --------    --------         -------
       Total current assets.....................................    85,564      79,723          40,483
Non-current assets:
   Receivables from affiliates..................................       642         896             455
   Property, plant and equipment, net...........................    40,007      37,236          18,908
   Goodwill, net................................................     1,238       1,126             572
   Deferred income taxes........................................     1,435       3,600           1,828
   Other non-current assets.....................................     2,611       2,515           1,277
                                                                  --------    --------         -------
       Total assets.............................................  $131,497    $125,096         $63,523
                                                                  ========    ========         =======
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities........................  $ 26,160    $ 29,278         $14,867
   Payables to related parties..................................       349         152              77
   Current maturities of long-term debt.........................        15          --              --
   Current portion of obligations under capital leases..........     2,520       2,289           1,162
                                                                  --------    --------         -------
       Total current liabilities................................    29,044      31,719          16,106
Non-current liabilities:
   Long-term debt...............................................    30,456      25,076          12,734
   Obligations under capital leases, excluding current portion..     6,098       4,124           2,094
   Other long-term liabilities..................................     1,667       1,885             957
                                                                  --------    --------         -------
       Total liabilities........................................    67,265      62,804          31,891
                                                                  --------    --------         -------
Shareholders' equity:
   Ordinary shares, no par value--authorized 27,437,853 shares;
     4,541,652 issued shares; 4,541,652 outstanding shares......    40,733      40,733          20,684
   Accumulated other comprehensive income.......................     5,931       8,725           4,431
   Retained earnings............................................    17,568      15,030           7,632
                                                                  --------    --------         -------
                                                                    64,232      64,488          32,747
   Less: Treasury stock at cost--425,000 ordinary shares........        --      (2,196)         (1,115)
                                                                  --------    --------         -------
       Total shareholders' equity...............................    64,232      62,292          31,632
                                                                  --------    --------         -------
       Total liabilities and shareholders' equity...............  $131,497    $125,096         $63,523
                                                                  ========    ========         =======

         See accompanying notes to Consolidated Financial Statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE (LOSS) INCOME

                                                       Year ended  Year ended  Year ended      Year ended
                                                       January 31, January 31, January 31,    January 31,
                                                          2000        2001        2002            2002
                                                       ----------- ----------- ----------- ------------------
                                                            (In A$ thousands, except       (In US$ thousands,
                                                            share and per share data)       except share and
                                                                                            per share data--
                                                                                               Unaudited)
Net sales.............................................  $260,683    $304,471    $333,276        $171,621
Cost of goods sold, warehouse, distribution and
  occupancy costs.....................................   176,261     207,175     235,345         121,184
                                                        --------    --------    --------        --------
Gross profit..........................................    84,422      97,296      97,931          50,437
Selling, general and administrative expenses..........    72,358      87,365      97,047          49,963
Store pre-opening costs...............................       411         639         137              70
Closure costs.........................................        --          --       2,207           1,139
                                                        --------    --------    --------        --------
Operating income (loss)...............................    11,653       9,292      (1,460)           (735)
Equity in income of affiliates, net of tax............       551         340         295             151
Interest expense......................................     2,276       2,920       2,785           1,433
                                                        --------    --------    --------        --------
Income (loss) before income tax.......................     9,928       6,712      (3,950)         (2,017)
Income tax expense (benefit)..........................     3,714       2,229      (1,412)           (722)
                                                        --------    --------    --------        --------
Net income (loss).....................................     6,214       4,483      (2,538)         (1,295)
Other comprehensive (loss) income.....................      (404)      4,826       2,794           1,439
                                                        --------    --------    --------        --------
Net income after other comprehensive (loss) income....  $  5,810    $  9,309    $    256        $    144
                                                        ========    ========    ========        ========
Earnings (loss) per share:
   Basic..............................................  $   1.37    $   0.99    $  (0.60)       $  (0.31)
                                                        ========    ========    ========        ========
   Diluted............................................  $   1.34    $   0.96    $  (0.60)       $  (0.31)
                                                        ========    ========    ========        ========
Weighted average shares outstanding (in thousands):
   Basic..............................................     4,542       4,542       4,231           4,231
                                                        ========    ========    ========        ========
   Diluted............................................     4,633       4,689       4,231           4,231
                                                        ========    ========    ========        ========


         See accompanying notes to Consolidated Financial Statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                      Accumulated
                                                         Other                           Total
                                  Shares    Ordinary Comprehensive Retained Treasury Shareholders'
                                Outstanding  Shares     Income     Earnings  Stock      Equity
                                ----------- -------- ------------- -------- -------- -------------
                                  ('000)                 (In A$ thousands, except share data)
Balances at January 31, 1999...    4,542     40,733      1,509       6,871       --      49,113
Net income.....................       --         --         --       6,214       --       6,214
Foreign currency translation
  adjustment...................       --         --       (404)         --       --        (404)
                                   -----     ------     ------     -------  -------     -------
Balances at January 31, 2000...    4,542     40,733      1,105      13,085       --      54,923
Net income.....................       --         --         --       4,483       --       4,483
Foreign currency translation
  adjustment...................       --         --      4,826          --       --       4,826
                                   -----     ------     ------     -------  -------     -------
Balances at January 31, 2001...    4,542     40,733      5,931      17,568       --      64,232
Net (loss).....................       --         --         --      (2,538)      --      (2,538)
Foreign currency translation
  adjustment...................       --         --      2,794          --       --       2,794
Repurchase of ordinary shares--
  treasury stock...............       --         --         --          --   (2,196)     (2,196)
                                   -----     ------     ------     -------  -------     -------
Balances at January 31, 2002...    4,542     40,733     $8,725     $15,030  $(2,196)    $62,292
                                   =====     ======     ======     =======  =======     =======


         See accompanying notes to Consolidated Financial Statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Year ended  Year ended  Year ended
                                                                       January 31, January 31, January 31,
                                                                          2000        2001        2002
                                                                       ----------- ----------- -----------
                                                                                (In A$ thousands)
Cash flows from operating activities:
   Net income (loss)..................................................  $  6,214    $  4,483    $ (2,538)
   Adjustments to reconcile net income (loss) to net cash provided by
     (used in) operating activities:
   Depreciation and amortization......................................     6,462       7,594       7,712
   Deferred income taxes..............................................      (245)        843      (1,611)
   Amounts set aside to provisions....................................       349        (278)        697
   Undistributed income of affiliates.................................       (52)        105         246
   Loss (gain) on sale of property, plant and equipment...............       (10)        (30)        648
   Changes in operating assets and liabilities:
   Receivables and prepaid expenses...................................    (3,118)     (3,424)      3,237
   Inventories........................................................    (7,091)    (11,027)      1,736
   Other assets.......................................................         4          21         (33)
   Accounts payable and accrued liabilities...........................     8,192       1,566       4,127
                                                                        --------    --------    --------
Net cash provided by (used in) operating activities...................    10,705        (147)     14,221
                                                                        --------    --------    --------
Cash flows from investing activities:
   Proceeds from sale of property, plant and equipment................       139         332         337
   Capital expenditures...............................................    (5,777)     (7,558)     (4,214)
   Loan repayments received...........................................       100         106          --
   Loan repayments (paid).............................................        --          --        (254)
                                                                        --------    --------    --------
Net cash (used in) investing activities...............................    (5,538)     (7,120)     (4,131)
                                                                        --------    --------    --------
Cash flows from financing activities:
   Repayment of long-term debt........................................   (18,129)    (21,500)    (31,500)
   Proceeds from long-term debt.......................................    14,500      31,257      26,105
   Principal payments under capital leases............................    (2,316)     (2,489)     (2,498)
   Repurchase of ordinary shares--treasury stock......................        --          --      (2,196)
                                                                        --------    --------    --------
Net cash (used in) provided by financing activities...................    (5,945)      7,268     (10,089)
                                                                        --------    --------    --------
Net (decrease) increase in cash and cash equivalents..................      (778)          1           1
Cash and cash equivalents at beginning of period......................       811          33          34
                                                                        --------    --------    --------
Cash and cash equivalents at end of period............................  $     33    $     34    $     35
                                                                        ========    ========    ========


         See accompanying notes to Consolidated Financial Statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

  (a) Description of business

   Barbeques Galore Limited ("Barbeques Galore" or "the Company") is an Australian resident company which is involved in the manufacture of barbecues and heaters, and wholesale and retail sales of barbecues, heaters, camping equipment, outdoor furniture, backyard products, leisure products and related accessories through Company-owned and licensed stores in Australia. The Company is also involved in the retailing, through Company-owned and franchised stores, of barbecues, fireplace equipment and accessories and backyard products in the United States of America. The Company's manufacturing operations are located in Australia.

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

                                                        Method     Years
                                                     ------------- -----
        Buildings................................... Straight line  40
        Machinery and equipment..................... Straight line 8-12
        Leasehold improvements...................... Straight line 5-20
        Leased plant and equipment.................. Straight line 3-5

   Plant and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Obligations under capital leases are reduced by payments of principal. The interest components of the capital lease payments are charged to the consolidated statements of operations and other comprehensive (loss) income.

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

  (h) Product management and development, and advertising

   Product management and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

                                             Year ended  Year ended  Year ended
                                             January 31, January 31, January 31,
                                                2000        2001        2002
                                             ----------- ----------- -----------
                                                      (In A$ thousands)
Product management and development..........   $ 1,014     $ 1,044     $ 1,076
Advertising.................................    11,022      13,588      15,325
                                               =======     =======     =======

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

  (j) Share option plan

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, in 1996, under which it elected to continue following the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for its share option plan. Generally, compensation expense is recorded on the date of grant only if the market price of the underlying share exceeded the exercise price.

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

  (r) Earnings (loss) per share

   Basic earnings (loss) per share are computed by dividing net income (loss) available to ordinary shareholders, by the weighted average number of ordinary shares. Diluted earnings (loss) per share are computed by dividing net income
(loss) available to ordinary shareholders, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

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

  (t) Convenience translation (unaudited)

   The information in U.S. dollars in the consolidated balance sheets and consolidated statements of operations and other comprehensive (loss) income is presented solely for the convenience of the reader and has been translated at the spot rate on January 31, 2002 of US$0.5078 per A$1.00 and at the average rate for each quarter in respect of the fiscal year ended January 31, 2002 which equates to an annual equivalent of US$0.5150 per A$1.00, respectively. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate.

  (u) Other comprehensive (loss) income

   The only component of other comprehensive (loss) income that impacts the Company is foreign currency translation adjustments. The net (loss) gain associated with the foreign currency translation adjustments for the years ended January 31, 2000, 2001 and 2002 was A$(404,000), A$4,826,000 and
A$2,794,000, respectively. Accumulated other comprehensive income at January 31, 2001 and 2002 consisted solely of foreign currency translation adjustments with credit balances of A$5.9 million and A$8.7 million, respectively.

  (v) Goods and Services Tax

   A Goods and Services Tax ("GST") was introduced in Australia from July 1, 2000. The GST is not included in reported sales since July 1, 2000. A wholesale sales tax on sales in effect in Australia prior to July 1, 2000 was abolished as of that date. Sales tax amounts were included in sales and cost of goods sold for all periods presented prior to July 1, 2000.

   Revenues, expenses and assets are recognized net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of an item of the expense.

   Receivables and payables are stated with the amount of GST included.

   The net amount of GST recoverable from, or payable to, the ATO, is included as a current asset or liability in the balance sheet.

   Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO, are classified as operating cash flows.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

2.  Derivative Financial Instruments

   The Company utilizes foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counter parties to the contracts are major financial institutions and the risk of loss to the Company in the event of non-performance by a counter party is not significant. There were no foreign currency forward contracts outstanding as at January 31, 2001 and 2002, respectively.

3.  Accounts Receivable

   Accounts receivable consists of the following:

                                                   January 31, January 31,
                                                      2001        2002
                                                   ----------- -----------
                                                      (In A$ thousands)
      Trade accounts receivable...................   $15,121     $13,088
      Less: Reserve for doubtful accounts.........      (308)       (270)
                                                     -------     -------
                                                      14,813      12,818
      Other receivables...........................       984         420
                                                     -------     -------
                                                     $15,797     $13,238
                                                     =======     =======

4.  Inventories

   The major classes of inventories are as follows:

                                                   January 31, January 31,
                                                      2001        2002
                                                   ----------- -----------
                                                      (In A$ thousands)
      Finished goods..............................   $61,069     $58,575
      Work in progress............................       539       1,705
      Raw materials...............................     3,859       3,451
                                                     -------     -------
                                                      65,467      63,731
      Less: Reserve for obsolescence..............      (345)       (472)
                                                     -------     -------
                                                     $65,122     $63,259
                                                     =======     =======

5.  Investments in Affiliated Companies

   Investments in affiliated companies consist of a one-third ownership of the ordinary shares in each of Bromic Pty Limited and subsidiaries ("Bromic"), an Australian group which imports and distributes componentry to the gas and appliance industries and Renegade Gas Pty Limited ("Renegade"), an Australian industrial and gas distributor, and 50% of the ordinary shares of GLG Trading Pte Limited ("GLG"), a Singapore company which acted as a buying office for the Company and other third parties until cessation of that activity on December 31, 2001. The buying office has been dismantled and the administration of Asian purchases is currently being handled from Hong Kong.

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

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   Prices charged between the Company and its affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end are as follows:

                                           Year        Year        Year
                                           ended       ended       ended
                                        January 31, January 31, January 31,
                                           2000        2001        2002
                                        ----------- ----------- -----------
                                                 (In A$ thousands)
Purchases from affiliates:
   --Bromic............................   $ 3,371     $ 2,777     $ 2,207
   --GLG Trading Pte Limited...........     8,261      12,403      15,728
                                          -------     -------     -------
                                          $11,632     $15,180     $17,935
                                          =======     =======     =======
Dividends received or due and
  receivable from affiliates:
   --Bromic............................   $   200     $   200     $   340
   --GLG Trading Pte Limited...........       299         226         202
                                          -------     -------     -------
                                          $   499     $   426     $   542
                                          =======     =======     =======

                                             January 31, January 31,
                                                2001        2002
                                             ----------- -----------
                                                (In A$ thousands)
Receivables from affiliates (net):
   --Bromic.................................    $397        $648
   --GLG Trading Pte Limited................     248         248
                                                ----        ----
                                                $645        $896
                                                ====        ====
Investment in affiliates....................    $949        $703
                                                ====        ====

   Investments in affiliates are included in the balance sheet as other non-current assets. The investment in these companies is carried at the equity accounted value representing cost plus the Company's share of undistributed profits, less dividends. Combined summarized and unaudited, financial data as at and for the years ended January 31, 2000, 2001 and 2002, is as follows:

                                        January 31, January 31, January 31,
                                           2000        2001        2002
                                        ----------- ----------- -----------
                                                 (In A$ thousands)
Current assets.........................   $ 8,927     $10,102     $11,748
Current liabilities....................    (4,558)     (5,711)     (9,893)
                                          -------     -------     -------
Working capital........................     4,369       4,391       1,855
Property, plant and equipment, net.....     1,149       1,237       6,618
Other assets...........................       326         684         964
Long-term debt.........................    (2,418)     (2,194)     (5,532)
                                          -------     -------     -------
Shareholders' equity...................   $ 3,426     $ 4,118     $ 3,905
                                          =======     =======     =======
Sales..................................   $20,545     $21,396     $24,199
                                          =======     =======     =======
Gross profit...........................   $ 4,514     $ 3,923     $ 6,916
                                          =======     =======     =======
Net income.............................   $ 1,422     $   777     $ 1,085
                                          =======     =======     =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   Income statement information has been presented for the respective twelve-month periods ended January 31, 2002. The balance dates of Bromic and Renegade are June 30 and that of GLG, December 31.

6.  Property, Plant and Equipment

                                                     January 31, January 31,
                                                        2001        2002
                                                     ----------- -----------
                                                        (In A$ thousands)
   Land and buildings...............................  $  9,546    $  9,546
   Machinery and equipment..........................    29,442      31,630
   Leasehold improvements...........................    16,924      19,403
   Assets under capital leases......................    13,993      12,573
                                                      --------    --------
                                                        69,905      73,152
   Less: Accumulated depreciation/amortization......   (29,898)    (35,916)
                                                      --------    --------
                                                      $ 40,007    $ 37,236
                                                      ========    ========

7.  Goodwill

                                                     January 31, January 31,
                                                        2001        2002
                                                     ----------- -----------
                                                        (In A$ thousands)
   Goodwill.........................................   $1,800      $1,724
   Less: Accumulated amortization...................     (562)       (598)
                                                       ------      ------
                                                       $1,238      $1,126
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

                                                   January 31, January 31,
                                                      2001        2002
                                                   ----------- -----------
                                                      (In A$ thousands)
      Store improvements..........................   $ 5,489     $ 4,185
      Machinery and equipment.....................     8,504       8,388
                                                     -------     -------
                                                      13,993      12,573
      Less: Accumulated amortization..............    (5,057)     (5,524)
                                                     -------     -------
                                                     $ 8,936     $ 7,049
                                                     =======     =======

   The Company also has entered into non-cancelable operating leases, primarily for retail stores. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) consisted of the following:

                                     January 31, January 31, January 31,
                                        2000        2001        2002
                                     ----------- ----------- -----------
                                              (In A$ thousands)
       Rental expenses..............   $18,765     $23,071     $26,939
                                       =======     =======     =======

   Future minimum capital lease payments and future minimum lease payments under non-cancelable operating leases as of January 31, 2002 are:

                                                     Capital  Operating
                                                     leases    leases
                                                     -------  ---------
                                                     (in A$ thousands)
        Year ending January 31,
        2003........................................ $ 2,708  $ 22,931
        2004........................................   2,670    20,397
        2005........................................   1,319    18,227
        2006........................................     532    14,441
        2007........................................      --    10,999
        Years subsequent to 2007....................      --    28,924
                                                     -------  --------
        Total minimum lease payments................   7,229  $115,919
                                                     =======  ========
        Less: Amounts representing interest.........    (816)
                                                     -------
        Present value of net minimum capital lease
          payments..................................   6,413
        Less: Current portion of obligations under
          capital leases............................  (2,289)
                                                     -------
        Obligations under capital leases, excluding
          current portion........................... $ 4,124
                                                     =======

9.  Accounts Payable and Accrued Liabilities

   Accounts payable and accrued liabilities consist of the following:

                                                   January 31, January 31,
                                                      2001        2002
                                                   ----------- -----------
                                                      (in A$ thousands)
      Trade accounts payable......................   $14,150     $14,570
      Accrued liabilities.........................     8,949      11,077
      Employees benefits..........................     2,617       2,662
      Other.......................................       444         969
                                                     -------     -------
                                                     $26,160     $29,278
                                                     =======     =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

10.  Long-Term Debt

   Long-term debt consists of the following:

                                                   January 31, January 31,
                                                      2001        2002
                                                   ----------- -----------
                                                      (in A$ thousands)
      Current:
        Bank bills................................   $    15     $    --
                                                     =======     =======
      Non-current:
        Bank bills................................   $22,006     $16,626
        Property loans............................     8,450       8,450
                                                     -------     -------
                                                     $30,456     $25,076
                                                     =======     =======

   The Company and its subsidiaries have access to a facility with Australia and New Zealand Banking Group Limited ("ANZ") (the "ANZ Facility") up to A$52,180,000, comprising a multi-option, overdraft, leasing, foreign currency and other facilities in principal amount of A$43,730,000 and real property loans in principal amount of A$8,450,000 (secured by registered first mortgages over the respective freehold properties of the Company). As of January 31, 2002 the Company had not utilized A$19,456,767 of the total facility. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility detailed below) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company as well as The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA").

   The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to approximately 170 days. As of January 31, 2001 and 2002, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

                            January 31, January 31, January 31,  January 31,
                               2001        2002        2001         2002
                            ----------- ----------- ------------ ------------
                               (In A$ thousands)    (Interest rate per annum)
   Bank bills..............   $22,006     $16,626       7.2%         5.6%
   Property loans..........     8,450       8,450   6.9% to 7.5% 6.9% to 7.5%

   All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company's performance and the normal terms and conditions, including financial covenants, applicable to bank lending. Historically, the Company has renegotiated its credit facilities on similar terms and conditions and, as the Company is able to roll-over bank bills (generally taken out for periods varying from approximately 30 to 90 days), the outstanding balance relating to bank bills and property loans is classified as a non-current liability.

   Barbeques Galore, Inc., the Company's U.S. operating subsidiary, has access to a credit facility with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch"). As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the "Merrill Lynch Facility"). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc. As at January 31, 2002, there were no drawings against this facility.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   The Company's total long-term debt matures as follows:

         Year ending January 31,                      (In A$ thousands)
         -----------------------                      -----------------
         2003........................................      $    --
         2004........................................       25,076
                                                           -------
                                                           $25,076
                                                           =======

11.  Income Taxes

   Income (loss) before income tax was taxed under the following jurisdictions:

                                        Year ended  Year ended  Year ended
                                        January 31, January 31, January 31,
                                           2000        2001        2002
                                        ----------- ----------- -----------
                                                 (In A$ thousands)
     Australia.........................   $8,270      $6,396      $   767
     United States.....................    1,658         316       (4,717)
                                          ------      ------      -------
                                          $9,928      $6,712      $(3,950)
                                          ======      ======      =======

   The expense (benefit) for income taxes is presented below:

                                        Year ended  Year ended  Year ended
                                        January 31, January 31, January 31,
                                           2000        2001        2002
                                        ----------- ----------- -----------
                                                 (In A$ thousands)
     Current:
        Australia......................   $2,929      $1,125      $ 1,263
        United States..................    1,530         262       (1,064)
                                          ------      ------      -------
                                           4,459       1,387          199
                                          ======      ======      =======
     Deferred:
        Australia......................       87       1,148         (954)
        United States..................     (832)       (306)        (657)
                                          ------      ------      -------
                                            (745)        842       (1,611)
                                          ------      ------      -------
                                          $3,714      $2,229      $(1,412)
                                          ======      ======      =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   Income tax expense (benefit) differed from the amounts computed by applying the Australian federal income tax rate of 30% (Years ended January 31, 2000:
36% and 2001: 34%) to pretax income (loss) as a result of the following:

                                        Year ended  Year ended  Year ended
                                        January 31, January 31, January 31,
                                           2000        2001        2002
                                        ----------- ----------- -----------
                                                 (In A$ thousands)
     Computed "expected" tax expense
       (benefit).......................   $3,574      $2,282      $(1,185)
     Increase (reduction) in income
       taxes resulting from:
     Restatement of net deferred tax
       assets pursuant to change in
       taxation rate...................      221         (67)          --
     State taxes, net of federal tax
       benefit.........................       86          37         (181)
     Equity in earnings of affiliates
       not subject to taxation.........     (198)       (141)         (89)
     Other, net........................       31         118           43
                                          ------      ------      -------
                                          $3,714      $2,229      $(1,412)
                                          ======      ======      =======

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability is presented below:

                                                   January 31, January 31,
                                                      2001        2002
                                                   ----------- -----------
                                                      (In A$ thousands)
     Deferred tax assets:
        Provisions not presently deductible.......   $1,460      $1,710
        Plant and equipment, due to differences
          in depreciation.........................    1,007       1,662
        Inventories, due to capitalized costs.....      882       1,225
        Leases, due to differences in lease
          payments, interest and amortization.....      (70)       (133)
        Net operating loss carryforward...........      209         113
        Other.....................................     (184)        254
                                                     ------      ------
            Total deferred tax assets.............   $3,304      $4,831
                                                     ------      ------
     Deferred tax liability:
        Prepayments...............................      133          49
                                                     ------      ------
            Total deferred tax liability..........   $  133      $   49
                                                     ------      ------
     Net deferred tax asset.......................   $3,171      $4,782
                                                     ======      ======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset associated with the net operating loss carryforwards, the Company will need to generate future taxable income of approximately A$333,000 prior to the expiration of the net operating loss carryforwards in 2003. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

12.  Share Option Plans

  (a) Executive Share Option Plan (the "Executive Plan")

   On January 31, 1997, the Company adopted the Executive Plan pursuant to which, the Board of Directors granted options to certain members of management, to purchase Ordinary Shares in the Company. A total of 203,038 options were issued under the Executive Plan with an exercise price of A$8.38 per Ordinary Share.

   The fair value of each share option grant was estimated to be A$1.12 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.49%; no dividend yield; expected life of 2.5 years and volatility of 17.97%.

   The options granted under the Executive Plan expired by their terms on February 1, 2002, the day the Executive Plan lapsed. No options granted under the Executive Plan were exercised prior to its lapse and no new options may be granted under the Executive Plan.

  (b) 1997 Share Option Plan (the "1997 Plan")

   Under the terms of the Company's 1997 Plan, a total of 506,672 Ordinary Shares have been authorized for issuance. The 1997 Plan was adopted by the Board of Directors on October 1, 1997 and approved by shareholders as of October 7, 1997.

   The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one per cent (1%) of the Ordinary Shares outstanding on December 31 of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive option grants for more than 27,438 Ordinary Shares per calendar year.

   The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members, consultants and other independent advisers of the Company, or any parent or subsidiary) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five per cent (85%) of their fair market value on the option grant date.

   The Compensation Committee administers the 1997 Plan. The Plan Administrator has complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive stock option grants, the time or times when such grants are to be made, the number of shares subject to each such grant, the exercise and vesting schedule to be in effect for the grant, the maximum term for which any granted stock option is to remain outstanding and the status of any granted stock option as either an incentive stock option or a non-statutory stock option under the U.S. Federal tax laws.

   The Board of Directors, pursuant to a meeting on September 1, 1998, granted options to a Director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of the directors on January 10, 2000 and replaced with options granted to the same Director, to purchase up to an aggregate of 17,646 Ordinary

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004.

   As a result of decreases in the market price of the Company's Ordinary Shares during the latter part of 1998, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancelation/re-grant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an "Old Option") was canceled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a "New Option"), was granted in replacement thereof. The New Options became/are exercisable in three equal installments on November 9, 2001 (none of which were exercised), November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were canceled and re-granted under the program. During the fiscal year ended January 31, 2002, a total of 26,700 New Options, exercisable at US$5.20 per Ordinary Share, were forfeited.

   In addition to the cancelation and re-grant program on November 9, 1998, the Board of Directors granted further options to directors, a member of senior management and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above. During the fiscal year ended January 31, 2002, a total of 1,000 options, exercisable at US$5.20 per Ordinary Share, were forfeited.

   Pursuant to the aforementioned circulating resolution of directors, further options were granted to directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal installments on January 7, 2003, January 7, 2004 and December 7, 2004. During the fiscal year ended January 31, 2002, a total of 9,800 options, exercisable at US$6.38 per Ordinary Share, were forfeited.

   The fair value of the 48,250 share option grant (reduced by 1,000 options forfeited cumulatively to January 31, 2002), was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 4.7%; no dividend yield and volatility of 84.42%. The incremental value of the 177,200 regranted New Options (reduced by 48,200 options forfeited cumulatively to January 31, 2002), was A$1.54 per option, which, when added to the compensation cost per the original option of A$8.04, results in a total compensation cost from the date of re-grant, of A$9.58.

   The fair value of the 17,646 and 143,820 share option grants (the latter reduced by 13,000 options forfeited cumulatively to January 31, 2002), was estimated on the date of the grant using the Block-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.7%; no dividend yield and volatility of 78.35%.

   The expected lives and fair value of the options as at grant date are as hereunder:

                  Number of  Expected   Weighted Average Fair
                   Options  Lives (yrs)   Value Per Option
                  --------- ----------- ---------------------
                   129,000      4.8            A$9.58
                    47,250      4.8              5.44
                    17,646      4.9              6.60
                   130,820      4.9              6.60
                   -------                     ------
                   324,716                     A$7.62
                   =======                     ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   A summary of the status of the Company's Executive Plan and 1997 Plan as of January 31, 2000, 2001 and 2002 and changes during the periods ended on those dates is presented below:

                                                                       Options
                                                    Weighted-average exercisable
                                           Options   exercise price  at year end
                                           -------  ---------------- -----------
Outstanding balance at January 31, 1999... 446,134      A$ 8.55        203,038(1)
                                           -------      -------        -------
Canceled.................................. (17,646)       14.91
Regranted.................................  17,646         9.75
Granted................................... 143,820         9.75
Forfeited................................. (11,800)        8.20
                                           -------      -------
Outstanding balance at January 31, 2000... 578,154         8.70        203,038(1)
                                           -------      -------        -------
Forfeited................................. (12,900)        8.58
                                           -------      -------
Outstanding balance at January 31, 2001... 565,254         8.70        203,038(1)
                                           -------      -------        -------
Forfeited................................. (37,500)        8.61
                                           -------      -------
Outstanding balance at January 31, 2002... 527,754      A$ 8.71        203,038(1)
                                           =======      =======        =======

--------
(1) Relates to the Executive Plan which lapsed on February 1, 2002.

   The weighted average fair value of options granted during the years ended January 31, 2000, 2001 and 2002 was A$6.60, A$nil and A$nil, respectively.

   The following table summarizes information about share options outstanding at January 31, 2002:

                                 Weighted-average
           Number outstanding  remaining contractual Weighted-average
           at January 31, 2002     life (years)       exercise price
           ------------------- --------------------- ----------------
                 203,038                0.1               A$8.38
                 129,000                1.8                 8.20
                 47,250                 1.8                 8.20
                 17,646                 2.9                 9.75
                 130,820                2.9                 9.75
                 -------                ---               ------
                 527,754                1.5               A$8.71
                 =======                ===               ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   The Company applies APB Opinion No. 25 in accounting for its share option plans and, accordingly, no compensation cost has been recognized for its share options in the years ended January 31, 2000, 2001 and 2002 respectively. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below:

                                                   Year ended January 31,
                                                   ---------------------
                                                    2000   2001   2002
                                                   ------ ------ -------
                                                     (In A$ thousands,
                                                   except per share data)
      Net income (loss)
         As reported.............................. $6,214 $4,483 $(2,538)
         Pro forma................................ $5,894 $4,001 $(2,874)
      Primary earnings (loss) per share
         As reported.............................. $ 1.37 $ 0.99 $ (0.60)
         Pro forma................................ $ 1.30 $ 0.88 $ (0.68)
      Diluted earnings (loss) per share
         As reported.............................. $ 1.34 $ 0.96 $ (0.60)
         Pro forma................................ $ 1.27 $ 0.85 $ (0.68)

13.  Commitments and Contingencies

   There are no material legal proceedings pending against the Company. The Company is involved in various product liability claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's business, results of operations or financial condition.

   The Company placed a major portion of its insurances with HIH Casualty and General Insurance Limited ("HIH") during the 12 months ending June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries ("HIH Group") have been placed into liquidation. The Company has replaced its insurances with other insurers and has no material claims against it on foot in relation to the period during which it enjoyed cover with HIH. Furthermore, to the best of its knowledge and belief, it is unaware of any further material claims which may arise against it in relation to any events during the period of cover with HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group, were such claims to arise.

14.  Segments and Related Information

   The Company is engaged in the retail industry and operates through stores located in two geographic segments, Australia and the United States.

   The accounting policies of the reportable segments are the same as those described in note 1 of Notes to Consolidated Financial Statements. The Company measures the performance of its operating segments based on gross profit and operating income, which is defined as income before equity income of affiliates, net of tax, interest expense and income taxes. In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

   Summarized financial information concerning the Company's reportable segments is as follows:

                                           Australia United States  Total
                                           --------- ------------- --------
                                                   (In A$ thousands)
   12 months to January 31, 2002
   Revenues from external customers....... $141,806    $191,470    $333,276
                                           ========    ========    ========
   Gross profit........................... $ 42,185    $ 55,746    $ 97,931
                                           ========    ========    ========
   Operating income (loss)................ $  2,965    $ (4,425)   $ (1,460)
                                           ========    ========    ========
   Depreciation and amortization.......... $  4,010    $  3,702    $  7,712
                                           ========    ========    ========
   Capital expenditures................... $    626    $  3,588    $  4,214
                                           ========    ========    ========
   Total assets........................... $ 64,460    $ 60,636    $125,096
                                           ========    ========    ========
   12 months to January 31, 2001
   Revenues from external customers....... $141,701    $162,770    $304,471
                                           ========    ========    ========
   Gross profit........................... $ 47,074    $ 50,222    $ 97,296
                                           ========    ========    ========
   Operating income....................... $  8,962    $    330    $  9,292
                                           ========    ========    ========
   Depreciation and amortization.......... $  4,332    $  3,262    $  7,594
                                           ========    ========    ========
   Capital expenditures................... $  1,966    $  5,792    $  7,758
                                           ========    ========    ========
   Total assets........................... $ 73,861    $ 57,636    $131,497
                                           ========    ========    ========
   12 months to January 31, 2000
   Revenues from external customers....... $139,023    $121,660    $260,683
                                           ========    ========    ========
   Gross profit........................... $ 45,707    $ 38,715    $ 84,422
                                           ========    ========    ========
   Operating income....................... $  9,724    $  1,929    $ 11,653
                                           ========    ========    ========
   Depreciation and amortization.......... $  4,220    $  2,242    $  6,462
                                           ========    ========    ========
   Capital expenditures................... $  2,306    $  3,471    $  5,777
                                           ========    ========    ========
   Total assets........................... $ 71,188    $ 41,691    $112,879
                                           ========    ========    ========

15.  Related Party Transactions

   Messrs Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand, to the Company to be used for general corporate purposes at rates approximately 2% per annum below the overdraft rate charged to the Company by its bankers.

                                                       Year ended January 31,
                                                       ----------------------
                                                        2000      2001  2002
                                                       ----      ----   ----
                                                         (In A$ thousands)
     Interest costs incurred in respect of amounts
       advanced by directors or director related
       entities....................................... $44       $33    $14
                                                       ===       ===    ===

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

16.  Supplemental Disclosure of Cash Flow Information

                                                   Year ended January 31,
                                                   ----------------------
                                                    2000    2001    2002
                                                   ------  ------  ------
                                                     (In A$ thousands)
      Cash paid during the period for:
         Interest................................. $2,273  $2,333  $2,484
         Income taxes.............................  3,685   2,499   4,157
                                                   ======  ======  ======

   The Company acquired plant and equipment by means of capital leases, which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

                                                   Year ended January 31,
                                                   ----------------------
                                                     2000    2001   2002
                                                    ------  ------  ----
                                                     (In A$ thousands)
      Equipment acquired under capital leases..... $3,070   $3,465  $293
                                                    ======  ======  ====

17.  Pension Plans

   The Company has two superannuation funds, Barbeques Galore CustomSuper Plan (for all permanent full time and part time employees) and Barbeques Galore SuperLeader Plan (for all casual employees) and managed under the AMP CustomSuper and SuperLeader Master Trust Deeds respectively. Both funds are successors to the defined contribution pension plans established by the Company and its Australian subsidiaries for the provision of benefits to its Australian employees on retirement, death or disability.

   The Company also sponsors a defined contribution plan in the United States covering substantially all employees who meet specified age and service requirements. Company contributions are discretionary.

   Contributions expensed under these plans were as follows:

                                                   Year ended January 31,
                                                   ----------------------
                                                    2000    2001    2002
                                                   ------  ------  ------
                                                     (In A$ thousands)
      Contribution expense........................ $1,625  $1,898  $1,818
                                                   ======  ======  ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

18.  Earnings (Loss) Per Share

                                                  Year ended           Year ended            Year ended
                                               January 31, 2000     January 31, 2001      January 31, 2002
                                             -------------------- -------------------- ----------------------
                                                            Per                  Per                    Per
                                                           share                share                  share
                                             Income Shares amount Income Shares amount Income   Shares amount
                                             ------ ------ ------ ------ ------ ------ -------  ------ ------
                                                    (In A$ thousands, except share and per share data)
Net income (loss)........................... $6,214               $4,483               $(2,538)
                                             ------               ------               -------
Basic earnings (loss) per share:
 Net income (loss) available to common
   shareholders.............................  6,214 4,542  $1.37   4,483 4,542  $0.99   (2,538) 4,231  $(0.60)
                                                           =====                =====                  ======
Effect of dilutive securities:
 Options deemed exercised...................           91                  147                     --
                                                    -----                -----                  -----
Diluted earnings per share:
 Net income (loss) available to common
   shareholders plus assumed conversions.... $6,214 4,633  $1.34  $4,483 4,689  $0.96  $(2,538) 4,231  $(0.60)
                                             ====== =====  =====  ====== =====  =====  =======  =====  ======

19.  Store Closure Costs

   During the year ended January 31, 2002, the Company incurred closure costs totaling $2,207,000 as a result of a decision to close seven U.S. stores, two of which were closed during the 2002 fiscal year, one during February 2002 and a further four due for closure prior to January 2003. These stores were identified as requiring closure as a result of historic underperformance. Closure costs of $1.2 million were incurred comprising $611,000 in relation to the write down of leasehold improvements, $194,000 in relation to lease buy-out costs, $248,000 in relation to future contractual lease costs to be incurred following closure and prior to sub-lease and, $125,000 in relation to commission expenses associated with sub-leasing the stores.

   In addition costs amounting to $1.0 million were provided for as at January 31, 2002 in respect of those stores to be closed during the forthcoming fiscal year. These costs comprised the following:

  .   write-down of leasehold improvements totaling $407,000;

  .   lease buyout costs of $291,000;

  . $186,000 set aside to cover contractual rental costs to be incurred following closure of the stores and prior to sub-lease; and

  . $145,000 in commission expenses relating to the sub-leasing of these stores.