Form 20-F
period 2003-01-31
BARBEQUES GALORE LTD
filed 2003-05-01
CIK 1047326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 000-29512

BARBEQUES GALORE LIMITED

(Exact name of registrant as specified in its charter)

Australian Capital Territory, Australia (Jurisdiction of incorporation or organization)	327 Chisholm Road, Auburn, Sydney, NSW 2144 Australia (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
None	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing one Ordinary Share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

4,116,652 Ordinary Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past  90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

TRADEMARKS

BARBEQUES GALORE, TURBO, CAPT’N COOK, COOK-ON, BAR-B-CHEF, TURBO APOLLO, KENT and KENT—THE FLAME OF THE FUTURE, are federally registered trademarks and/or service marks in the United States. We use the phrases AMERICA’S LARGEST CHAIN OF BARBEQUE STORES and RIGHT IN YOUR BACKYARD as common-law trademarks in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, we have registered, among others, the names NORSEMAN, KENT and SAXON and additionally use the phrases YOUR OUTDOOR COOKING AND CAMPING STORE and WE KNOW THE OUTDOORS INSIDE OUT, as common-law trademarks. This Annual Report contains other trade names, trademarks and service marks of ours and other organizations.

i

This Annual Report on Form 20-F (“Annual Report”) report contains certain statements of a forward-looking nature relating to future events affecting Barbeques Galore Limited (“Barbeques Galore” or the “Company”), a public limited company organized under the laws of Australia, or the markets or industries in which it operates or the future financial performance of the Company. Such statements convey our expectations, hopes, beliefs, intentions, or strategies regarding the future. These statements use words such as “expect,” “will,” “may,” “anticipate,” “goal,” “intend,” “seek,” “believe,” “plan,” “strategy,” “estimate,” “project” and derivatives of such words. These forward looking statements include statements regarding:

•	The sufficiency of our working capital;

•	The seasonality of our business;

•	The availability of necessary supplies;

•	The expected impact of changes in accounting standards;

•	The adequacy of our accounting reserves;

•	The timing and effects of changes in tax laws;

•	The expected results of ongoing litigation;

•	The expected effect of tax assessments;

•	The expected costs and other effects of the closure of retail stores;

•	The anticipated adequacy and efficiencies of new distribution facilities;

•	The expected timing of financial benefits from downsizing our Sydney manufacturing operations and purchasing certain products from China;

•	The anticipated effects of being unable to purchase any particular line of products for resale;

•	Our ability to take advantage of deferred tax assets; and

•	Our plans to introduce automated store inventory replenishment systems.

We caution you that such statements are only predictions and that actual events or results may differ materially. These forward looking statements are based on information available to us on the date hereof and we assume no obligation to update any such forward looking statements. Our actual results and timing of certain events could differ materially from those in such forward looking statements due to a number of factors, including but not limited to, general economic conditions, the weather in areas in which we conduct business, the uncertainties of litigation, our ability to meet the covenants in our credit facilities, the accuracy of our estimates, the final amount of tax assessments, the popularity of certain products and our working capital needs, as well as the matters set forth under the caption “Item 3. Key Information—D. Risk Factors.” In addition, you should carefully review the other information contained in this Annual Report and in our periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”). Unless the context requires otherwise, references to “Barbeques Galore,” “we,” “our,” “us” and similar terms, refer to Barbeques Galore Limited and its controlled entities.

PART I

ITEM	1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM	2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM	3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected financial data as of January 31, 1999, 2000 and 2001 and for the fiscal years ended January 31, 1999 and 2000, is derived from our audited consolidated financial statements. We have not, however, included our audited consolidated financial statements for those periods in this Annual Report. The selected financial data as of January 31, 2002 and 2003 and for the fiscal years ended January 31, 2001, 2002 and 2003, is derived from our audited financial statements, audited by KPMG, independent auditors and included in “Item 18. Financial Statements.”

Our consolidated financial statements are prepared in accordance with U.S. GAAP. We have not declared nor paid any cash dividends on our Ordinary Shares since delisting from the Australian Stock Exchange (the “ASE”) on December 31, 1996, other than a dividend in an aggregate amount equal to A$500,000 paid on April 21, 1997 and our first dividend as a Nasdaq-listed company as defined on page 33, of US$0.15 per share on our common stock, paid on September 12, 2002 to shareholders of record on September 5, 2002. We may pay dividends on the Ordinary Shares or American Depositary Shares (“ADSs”) in the future. In addition, we are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined on page 22. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

	Year Ended January 31,
	1999	2000	2001	2002	2003
	(In A$ thousands, except per share data)
Statement of Operations Data:
Net sales	$224,984	$260,683	$304,471	$333,276		$325,551
Cost of goods sold, warehouse, distribution and occupancy costs	152,708	176,261	207,175	235,345		230,441

Gross profit	72,276	84,422	97,296	97,931		95,110
Selling, general and administrative expenses	61,796	72,358	87,365	97,047		89,679
Store pre-opening costs	810	411	639	137		139
Relocation and closure costs (gains)	—	—	—	2,207 (1)		(3,552	)(2)

Operating income (loss)	9,670	11,653	9,292	(1,460)		8,844
Equity in income of affiliates, net of tax	514	551	340	295		462
Interest expense	2,163	2,276	2,920	2,785		2,259

Income (loss) before income tax	8,021	9,928	6,712	(3,950)		7,047
Income tax expense (benefit)	2,814	3,714	2,229	(1,412)		2,526

Net income (loss)	$5,207	$6,214	$4,483	$(2,538)		$4,521

Earnings (loss) per share:(3)
Basic	$1.15	$1.37	$0.99	$(0.60)		$1.10

Diluted	$1.13	$1.34	$0.96	$(0.60)		$1.09

Dividend declared per share:	—	—	—	—	A$	0.27

Dividend declared per share:	—	—	—	—	US$	0.15

Weighted average shares outstanding:(3)
Basic	4,542	4,542	4,542	4,231		4,117

Diluted	4,595	4,633	4,689	4,231		4,150

In thousands
Balance Sheet Data:
Working capital	$41,162	$41,210	$56,520	$48,004		$44,604
Total assets	101,202	112,879	131,497	125,096		116,302
Total long-term debt	29,030	25,929	36,554	29,200		24,192
Net assets	49,113	54,923	64,232	62,292		59,753
Share capital	40,733	40,733	40,733	38,537		38,537
Ordinary shares outstanding	4,542	4,542	4,542	4,117		4,117

Selected U.S. Operating Data:
Stores open at period-end(4)	43	51	61	63		60
Average net sales per store (in thousands)(5)	$2,292	$2,287	$2,661	$2,816		$2,721
Comparable store sales increase (decrease)(6)	10.9%	14.6%	6.4%	(2.6%)		1.9%
Selling square feet (in thousands)	129.8	168.7	195.7	219.4		216.8
Sales per selling square foot	$637	$637	$660	$783		$762

	Year Ended January 31,
	1999	2000	2001	2002	2003
	(In A$ thousands, except per share data)
Selected Australian Operating Data:
Stores open at period-end	33	35	35	36	35
Average net sales per store (in thousands)(5)	$2,702	$2,791	$2,721	$2,693	$2,545
Comparable store sales increase (decrease)(7)	8.8%	3.9%	1.4%	(0.2%)	0.3%
Selling square feet (in thousands)	307.1	332.3	348.3	356.9	337.3
Sales per selling square foot	$282	$289	$273	$264	$272

(1)	Relates to the closure of seven U.S. stores, two of which were closed during the fiscal year ended January 31, 2002, one during February 2002 and a further four due for closure prior to January 2003.
(2)	Relates to compensation of A$4.1 million received from the State Rail Authority in relation to the expropriation of leasehold property occupied by the Chatswood, Australia store. This was offset by an additional A$0.4 million in connection with a further amount required in relation to a store identified for closure during fiscal 2003, pursuant to historical underperformance, a further one U.S. store identified for closure in fiscal 2004 for similar reasons and A$0.2 million of professional fees, advertising expenses and asset write-offs relating to the Chatswood store.
(3)	Basic earnings (loss) per share are computed by dividing net income (loss) available to ordinary shareholders, by the weighted average number of ordinary shares. Diluted earnings (loss) per share are computed by dividing net income (loss) available to ordinary shareholders, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, we use the treasury stock method.
(4)	Excludes three Military concession stores and the e-Commerce site.
(5)	For stores open at beginning of period indicated.
(6)	The number of comparable stores used to compute such percentages was 33, 43, 52, 62 and 64, for the fiscal years ended January 31, 1999, 2000, 2001, 2002 and 2003, respectively.
(7)	The number of comparable stores used to compute such percentages was 33, 33, 35, 35 and 34, for the fiscal years ended January 31, 1999, 2000, 2001, 2002 and 2003, respectively.

Exchange Rates

The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On January 31, 2003, the Noon Buying Rate was US$0.5860 = A$1.00. The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Australian dollars.

Fluctuations in the exchange rate between the Australian dollar and the U.S. dollar may affect our earnings, the book value of our assets and shareholders’ equity as expressed in Australian and U.S. dollars, and consequently may affect the market price for the ADSs. Such fluctuations will also affect the conversion into U.S. dollars by Morgan Guaranty Trust Company of New York as Depositary, (“the Depositary”) of cash dividends, if any, paid in Australian dollars on the Ordinary Shares represented by the ADSs. See “Item 9—The Offer and Listing—Price Range of our ADSs on the Nasdaq Stock Market® (“Nasdaq”)” and “Item 10. Additional Information—D. Exchange Control—Restrictions on Foreign Ownership; Antitakeover Restrictions.”

	Average(1)	High	Low	Period End
Year Ended January 31,
1999	0.6271	0.6868	0.5550	0.6271
2000	0.6451	0.6640	0.6265	0.6382
2001	0.5734	0.6387	0.5112	0.5480
2002	0.5137	0.5540	0.4828	0.5072
2003	0.5492	0.5922	0.5070	0.5860

Month
October 2002	0.5502	0.5585	0.5422	0.5548
November 2002	0.5613	0.5660	0.5563	0.5601
December 2002	0.5624	0.5660	0.5589	0.5625
January 2003	0.5829	0.5922	0.5629	0.5860
February 2003	0.5956	0.6075	0.5843	0.6075
March 2003	0.6013	0.6161	0.5905	0.6003
April 25, 2003				0.6152

(1)	Determined by averaging the closing price for each date in the period.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If the economic conditions of 2002 were to continue, or deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse affects may be exacerbated by the significant current regional concentration of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

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

•	tariffs;

•	customs duties and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability, expropriation, nationalization and other political risks;

•	foreign exchange controls, technology, export and import restrictions or prohibitions;

•	the difficulties of compliance with foreign laws and regulations;

•	delays from customs brokers or government agencies;

•	seasonal reductions in business activity;

•	subjection to multiple taxation regimes and potentially adverse tax consequences;

•	acts of terrorism; and

•	actual or intended warfare.

Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

We purchase certain of our finished inventory and manufacturing parts and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2003, we purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, approximately 25% of our merchandise purchases were obtained from our ten largest vendors. Although no vendor accounted for more than 5% of our merchandise purchases in such period, we consider certain barbecue brands to be significant to our business, especially in the United States. Also during such period, we purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. Smorgan Sheet Metal Supplies Pty Limited (“SSMS”), a steel distributor, Austral Bronze Crane Copper Limited trading as Austral Wright Metals (“Austral”) and Bromic Pty Limited (“Bromic”), an Australian gas components importer, supplied us with approximately 16%, 12% and 8% respectively, of our factory parts and raw material purchases during this period and approximately 74% of our factory parts and raw material purchases were obtained from our ten largest suppliers. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of, or tariffs imposed on, such parts or raw materials, especially steel, which has fluctuated in the past. In addition, some of our key suppliers currently provide us with certain purchasing incentives, such as volume rebates and trade discounts. A reduction or discontinuance of these incentives could have an adverse effect on our business.

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

In our U.S. operations, however, we have not and currently do not actively hedge against exchange rate fluctuations, as the vast majority of the U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net income (loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could, thus, affect the market price for the ADSs. We may pay dividends on the Ordinary Shares or the ADSs in the future and accordingly, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by the Depositary, of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” and “Item 9. The Offer and Listing—Price Range of our ADSs on the Nasdaq Stock Market® (“Nasdaq”).”

Intense competition in our market could prevent us from increasing or sustaining our revenues.

The retail and distribution markets for barbecues and our other product offerings are highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. Our manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future. If we fail to compete effectively, we may be unable to increase our market share or our market share may decline, which could adversely affect our revenues.

Changing merchandise trends, consumer demands or product quality could adversely affect our sales.

Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend towards consumers spending more quality time together in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers’ purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing sources or stores do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

Our failure to maintain and upgrade core computer systems which operate and monitor all major aspects of our business could have a material adverse effect upon our business.

We rely on certain management information systems to obtain daily sales information from our stores and to operate and monitor all major aspects of our business.

Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based point-of-sale (“POS”) registers which manage all sales transactions and store based purchasing transactions. The store check out registers are networked to an In-Store Processor (“ISP”) located in the back office of each store. At the end of each day’s processing, the data from each register is consolidated onto the ISP which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our management information systems in operating and monitoring all major aspects of our business, including sales, gross profits, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

Failure to hire, train and retain competent managers and personnel could have a material adverse affect on our business.

When we embark on expansion, it will result in increased demand on our managerial, operational and administrative resources. The success of our operations depends on our ability to hire, train and retain competent managers and other personnel and to manage the systems and operational components when we grow. Our failure to attract and retain qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

Our success depends on several of our directors, senior management and employees, and they may not remain with us in the future.

Our success is largely dependent on the efforts and abilities of our directors, senior management and employees, particularly Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Product Management and Development and Director, and Sydney Selati, Director and President of Barbeques Galore, Inc., our U.S. operating subsidiary. These individuals have an average of 20 years of experience with us and have chief responsibility for the development of our current business. We do not have employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

If we fail to execute certain operational changes, our ability to implement our business strategies would be adversely affected.

We have identified a number of areas in our operations in which improvement would have a significant impact on our business strategies. In addition, when we expand into new regions, we may need additional warehouse capacity. We may in the future, need to secure further distribution centers, expand our current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. We cannot assure you as to whether or when we will be able to effect any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that we will not incur cost overruns or disruptions in our operations in connection therewith. Our failure to effect these and any other necessary operational changes on a timely basis would adversely affect our expense structure and, therefore, our business, financial condition and operating results.

Our revenues fluctuate from period to period and are subject to various factors including seasonality and weather.

Our business is subject to substantial seasonal variations which have caused and are expected to continue to cause our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment, outdoor furniture and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres, which have opposite seasons and offer fireplace products and (in Australia) home heaters, in the fall and winter months. However, sales of any of our major product lines (in particular home heaters), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross profits during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

We depend on third-party carriers to distribute our products.

We manufacture, or have manufactured for us, a substantial portion of the barbecues and home heaters that we sell in our stores. We distribute merchandise to our stores primarily from our distribution centers located at our headquarters in Australia, in Ontario, California and Charlotte, North Carolina. In distributing merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia to the United States, as well as third-party surface freight carriers to transport all of our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

•	mechanical risks;

•	labor stoppages or strikes;

•	inclement weather;

•	import regulation; and

•	changes in fuel prices.

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

As of January 31, 2003, there were 50 licensed stores in Australia and nine franchised stores in the United States, all of which are operated under the “Barbeques Galore” name by independent licensees or franchisees to whom we sell proprietary and other store products, and provide support services. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. We monitor our licensed and franchised stores to assure their conformity to our standards and image and require the licensees and franchisees to comply with Barbeques Galore’s merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services, and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

The majority of the licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon 90 days’ notice.

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

We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited (“HIH”) during the 12 months ending June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) have been placed into liquidation. We have replaced these insurance policies with other insurers and have some claims against us on foot in relation to the period during which we were covered by HIH, the outcome of which, in the opinion of management, is not likely to have a material adverse effect on our business, results of operations or financial condition. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period we were covered by HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group were such claims to arise.

ITEM	4. INFORMATION ON OUR COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY

Our name is Barbeques Galore Limited. We opened our first store in Sydney, Australia in 1977 to serve an unfilled niche in the retail market for versatile, well-designed barbecues and incorporated in the Australian Capital Territory, Australia as a limited liability company on June 16, 1982. In 1980, we opened our first U.S. store in Los Angeles.

During the 1980s, we vertically integrated our operations by expanding into barbecue manufacturing in order to capture higher margins, control product development and improve inventory flexibility and supply. Fireplace products and, in Australia, home heaters were added to take advantage of the winter selling season. We further diversified our product line through the addition of camping equipment and outdoor furniture in Australia and other backyard products in both the United States and Australia, all of which complement our main barbecue line. Information concerning principal capital expenditure currently in progress, the distribution of these investments geographically and the method of financing is set out in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In April 1987, we listed our Ordinary Shares on the ASE. In October 1996, as part of our plans to accelerate new store expansion in the United States, we announced our intention to repurchase shares from the public, delist from the ASE (pursuant to a transaction which was consummated as of December 31, 1996) and to seek capital in the United States. We consummated our initial public offering in the United States in November 1997.

Principal capital expenditures during our last three fiscal years are as follows:

•	During the 12 months ended January 31, 2003, capital expenditures of A$2.8 million were incurred. In Australia, this related to factory tooling and the commencement of the refurbishment of certain stores to merchandize the new backyard products. In the United States, this related to the relocation of the distribution center to Ontario, California and the U.S. headquarters to Lake Forest, California and the remodeling of two stores.

•	During the 12 months ended January 31, 2002, capital expenditures of A$4.2 million were incurred in connection with new store openings in the United States.

•	During the 12 months ended January 31, 2001, capital expenditures of A$7.6 million were incurred. In Australia, this related to store refurbishments and relocations and in the United States, to new store openings.

Our principal executive and registered offices are located at 327 Chisholm Road, Auburn, NSW 2144, Australia. Our telephone number is 61 2 9704 4177. Our Internet addresses are www.bbqgalore.com and www.barbequesgalore.com.au. Information contained in our web sites does not constitute a part of this document.

Our agent for service in the United States is the President, Barbeques Galore Inc., 10 Orchard Road, Suite 200, Lake Forest, California 92630, telephone (949) 597 2400.

B.    BUSINESS OVERVIEW

Description of Business

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles, in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, camping equipment, outdoor furniture and backyard products. As of January 31, 2003, we owned and operated 34 stores in all six states in Australia as well as one wood heating outlet in Tasmania, Australia and 63 stores (including three U.S. Military concession stores) in ten states in the United States. In addition, as of such date, there were 50 licensed stores in Australia and nine franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

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

In the United States, our strategy for the immediate future, is to consolidate our existing store base and increase market share through our traditional product categories and the introduction of certain backyard products. During the twelve months ended January 31, 2003, we reduced our company-owned stores from 66 to 63 (including three U.S. Military concession stores), representing a 4% decrease in the number of company-owned stores in the United States, following the closure of three stores pursuant to historic underperformance.

In Australia, our strategy is to grow market share in our traditional categories, streamline our camping offer and introduce backyard products in an inviting merchandizing environment. In the area of manufacturing, our strategy is to strengthen our strategic alliances with overseas manufacturers.

The following table sets forth, for the periods indicated, the percentage of our main categories of product sold:

	Year Ended January 31,
	2001	2002	2003
Barbecues	67.9%	67.3%	72.7%
Barbecue accessories	12.3	14.7	10.6
Heating and fireplace equipment	7.6	8.0	6.2
Outdoor furniture	6.3	5.9	4.8
Backyard products	—	—	3.5
Camping equipment	5.9	4.1	2.2

	100.0%	100.0%	100.0%

We are engaged in the retail industry and operate through stores located in two geographical segments, Australia and the United States of America. The following table sets forth the geographical distribution of our revenues from external customers in A$ thousands and by percentage, for the periods indicated:

	Year Ended January 31,
	2001			2002			2003
	(In A$ thousands)
Revenues from external customers
Australia		$141,701	46.5%		$141,806	42.5%		$139,731	42.9%
United States of America		162,770	53.5%		191,470	57.5%		185,820	57.1%

Total	A$	304,471	100.0%	A$	333,276	100.0%	A$	325,551	100.0%

Information Systems

In the United States, we have installed a JDA Software Group Inc. (“JDA”) system on an IBM AS400 platform which allows us to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. At the store level, we have installed POS computer terminals as our cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation with each store’s transaction data being captured by our POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, gross profit information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

In Australia, we have installed a Berger Software Pty Limited (“Berger”) system on a Sun Unix platform which allows us to manage distribution, warehouse management, Distribution Requirements Planning, purchasing, sales analysis and financial applications. At store level, we have recently upgraded the POS software to a local product, DposIT, supplied by QQQ Systems Pty Ltd (trading as SVI Retail). Several operations previously performed manually are now computerised, resulting in improved service levels for our stores. The store checkout registers are networked to a server in the back office of each store, providing extensive consolidated reporting. Every evening, data from each store is transferred back for integration with Berger.

We have recently installed an analytic application, Stratum, from Silvon Software. Sales and inventory data are automatically interfaced from Berger over-night, to enable Stratum to analyze the large volumes of data at both detail and summary levels. This, in turn, facilitates quick and efficient analysis of sales profitability and inventory.

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

We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres which have opposite seasons. Additionally, we offer fireplace products and (in Australia), home heaters in the fall and winter months. However, sales of any of our major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past, experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason our sales or gross profits during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

Manufacturing

We have developed strategic alliances with overseas manufacturers, particularly in China, from whom we have begun to source our proprietary Turbo, Capt’N Cook, Cook-On and Bar-B-Chef brands and certain other house brands. In our Australian factory facilities, we continue to manufacture some barbecues as well as home heaters under our proprietary Norseman, Kent, Saxon and Austwood brands. During fiscal 2003, we absorbed the Saxon branded heaters into our manufacturing operations thereby cementing our position as Australia’s leading wood heater manufacturer. During the twelve months ended January 31, 2003, proprietary barbecue retail sales represented approximately 26% and 14% of our total net sales in the United States and Australia, respectively. Our manufactured products are closely coordinated by our product development activities. We have a product management and development team that is dedicated to barbecue market analysis and product development. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with our other departments (in both the United States and Australia) and strategic alliance suppliers, to develop the annual Barbeques Galore product line. During the fiscal years ended January 31, 2003, 2002 and 2001, we expended A$1.0 million, A$1.1 million and A$1.0 million, respectively, on product management and development.

Purchasing

We believe we have good relationships with our merchandise vendors and suppliers of parts and raw materials and do not anticipate that, as volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

Retail.    We deal with our merchandise vendors principally on an order-by-order basis and do not maintain any long-term purchase contracts with any vendor. Merchandise is purchased for our U.S. and Australian stores by our central buying staffs in our respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including our product management and development team, store employees, focus groups, customer surveys, industry conventions and trade shows. During the twelve months ended January 31, 2003, we purchased our inventory from over 500 vendors in the United States, Australia and Asia. No single vendor accounted for more than 5% of merchandise purchases during this period, although we consider certain barbecue brands to be significant to our business, especially in the United States. We do not believe that the loss of any single brand, including those made by Weber-Stephen Products Co., Dynamic Cooking Systems or Onward Multi-Corp., would have a material adverse effect on our operating results. Approximately 25% of our merchandise purchases were obtained in such period from our ten largest vendors. See “Item 3. Key Information—D. Risk Factors.”

Manufacturing.    We also purchase parts and raw materials for use in our manufacturing and enameling operations. During the twelve months ended January 31, 2003, our buying staffs purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during this period, other than SSMS, Austral and Bromic which accounted for approximately 16%, 12% and 8% of these purchases, respectively. We do not have formal supply contracts with any of our suppliers and in the case of SSMS, prices are fixed for a year in advance. Other major suppliers of barbecue components included G.L.G. Trading Pte. Limited (“GLG”), a Singapore company which acted as a buying office for Barbeques Galore and other third parties, purchasing grills, burners and other products directly from factories in China and Taiwan until cessation of those activities on December 31, 2001. The buying office has been dismantled and the administration of Asian purchases is currently being handled from Hong Kong. We have a one-third ownership interest in Bromic whilst the remaining 50% ownership interest in GLG was acquired by us as of May 2, 2002, as a result of which, GLG is now a wholly-owned subsidiary. Approximately 74% of our factory parts and raw material purchases were obtained in such twelve-month period from our ten largest suppliers. In order to set production budgets, the price of certain parts and raw materials such as steel, are negotiated and fixed well in advance of production usage. We use back-up suppliers to ensure competitive pricing. In addition, some of our key suppliers currently provide us with certain purchasing incentives, such as volume rebates and trade discounts. See “Item 3. Key Information—D. Risk Factors”

Distribution

We currently maintain a 98,821 square foot distribution center in Ontario, California, having relocated in May 2002 from our previous Irvine distribution center, for reasons of physical constraints and anticipated, enhanced distribution efficiencies, a 27,000 square foot distribution center in Charlotte, North Carolina and a 172,000 square foot combined distribution and warehousing facility as part of our Australian headquarters. The additional company-owned space acquired, eliminated the necessity to utilize significant public warehousing space in Sydney, in the foreseeable future. We also use smaller warehouses in Melbourne, Brisbane and Perth, Australia (operated by independent distributors), for our retail, licensee and wholesale distribution operations and lease additional public warehouse space in Dallas County, Texas, for short terms, as necessary.

Vendors and suppliers deliver merchandise to our distribution facilities and, in certain instances, directly to stores, where it is inspected and logged into our centralized inventory management systems. Merchandise is then shipped by our trucks or third party surface freight weekly or twice weekly, thereby providing stores with a steady flow of merchandise. Shipments by our Australian operations to our Ontario distribution center are made by third party sea freight, so that our Ontario distribution center can maintain about two months of Company-manufactured inventory at all times, which we believe is sufficient to meet expected U.S. store requirements for such products.

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

Wholesale/Export Operations

In Australia, we distribute proprietary and private brand name products and other imported merchandise, on a wholesale basis, through a wholly-owned Australian subsidiary, Pricotech Leisure Brands Pty Limited (“Pricotech”). Wholesale products offered by Pricotech include Cook-On barbecues, Igloo coolers and Kent and Saxon, home heaters. Pricotech distributes these products either through indent or delivery from our warehouse, primarily to Australian mass merchants, chains and buying groups. Customers typically buy these products based on price. In the twelve months ended January 31, 2003, the five largest customers of Pricotech accounted for approximately 70% of its net sales of A$23.4 million. Our wholesale operation, in which our investment consists primarily of inventory and receivables, sources the majority of its inventory from overseas manufacturers. Pricotech’s export business is predominantly focused on the United Kingdom and Europe, with 66% of sales generated through one United Kingdom-based distributor.

Licensing and Franchising

As of January 31, 2003, we licensed 50 Barbeques Galore stores, generally in rural areas of Australia, and franchised nine Barbeques Galore stores in the United States. We receive annual licensing fees and franchising royalties, and benefit primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore’s merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typically provide the licensees and franchisees with exclusive geographical sales territories. Most of the Australian licensing agreements have an indefinite term but permit licensees to terminate their arrangements at will, while franchisees in the United States are generally contractually bound for fixed periods with renewal options. During the twelve months ended January 31, 2003, total net sales to licensee and franchisee stores were A$18.8 million and US$7.3 million, respectively. We estimate that the retail sales of Barbeques Galore products alone by licensees and franchisees were approximately A$24.1 million and US$4.0 million, respectively, in the same period. A number of our existing licensees have refurbished their stores in accordance with our established criteria (although no licensee is required to do so), and we maintain an assistance program to provide advice relating to these enhancements. We may license additional Barbeques Galore stores in Australia on a selective basis, although we do not intend to franchise any additional stores in the United States (except within geographical territories as required under existing franchising agreements).

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

Customer Service.    We recognize that customer service is fundamental to our success. We have a “satisfaction guaranteed” return policy and honor all manufacturer warranties for products sold at our stores. Store managers and sales associates undergo product and sales training programs which enable them to recommend merchandise that satisfies each customer’s lifestyle and needs. We monitor each store’s service performance and reward high quality customer service both on a team and individual level. We believe that our employees’ knowledge of our product offerings and the overall barbecue market and their understanding of customer needs, are critical components of providing customer service and distinguish us from our competitors.

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

Experienced Management Team.    Our senior executive management team has an average of more than 33 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from 12 stores (including one licensed store) as of June 30, 1982 to 157 stores (including 59 licensed or franchised stores) as of January 31, 2003. We believe that management’s experience positions us to execute our business and growth strategies. Our directors and senior management beneficially own approximately 46.09% of our outstanding Ordinary Shares.

Trademarks and Patents

“Barbeques Galore,” “Turbo,” “Capt’N Cook,” “Cook-On,” “Bar-B-Chef,” “Turbo Apollo,” “Kent” and “Kent—The Flame of the Future,” are federally registered trademarks and/or service marks in the United States. In addition, we own a federal trademark registration for the distinctive configuration of our Turbo grill. We use the phrases “America’s Largest Chain of Barbecue Stores” and “Right in Your Backyard,” as common-law trademarks in the United States. “Barbeques Galore” and “Cook-On” are also registered with the State of California. In Australia, we have registered, among others, the names “Norseman,” “Kent” and “Saxon” and additionally use the phrases “Your Outdoor Cooking and Camping Store” and “We Know the Outdoors Inside Out,” as common-law trademarks. We further utilize a number of different trademarks relating to various barbecues, barbecue accessories, home heaters, camping equipment and outdoor furniture manufactured or offered by us. We are not presently aware of any claims of infringement or other challenges to our right to use our marks and our name in the United States and Australia.

We also own a number of copyrighted works, including brochures and other literature about our products and many drawings and designs that we use in marketing those products.

Governmental Regulation

Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our barbecue and home heater manufacturing, enameling and powder coating operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. We believe that we are in substantial compliance with such regulations. Our products or personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. See “Item 3. Key information—D. Risk Factors.”

In addition, if our level of foreign ownership exceeds 40%, we would be considered a foreign person and would require certain governmental approvals in connection with certain acquisitions in Australia. See “Item 10. Additional Information—D. Exchange Control—Restrictions on Foreign Ownership; Antitakeover Restrictions.”

C.    ORGANIZATIONAL STRUCTURE

We are an Australian resident company involved in the manufacture of barbecues and heaters and the wholesale and retail sale of barbecues, heaters, camping equipment, outdoor furniture, backyard products, leisure products and related accessories through Company-owned and licensed stores in Australia. We are also involved in the retailing, through Company-owned and franchised stores, of barbecues, fireplace equipment and accessories and backyard products, in the United States of America. Our manufacturing operations are located in Australia.

As of April 29, 2003, our listing of controlled entities is as follows:

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

Cook-on-Gas Products (Australia) Pty Limited

whose controlled entities are:

Bosmana Pty Limited

Cougar Leisure Products Pty Limited

G.L.G. Australia Pty Limited

whose controlled entities are:

Australian Enamellers Pty Limited

Douglas Manufacturing Pty Limited

Park-Tec Engineering Pty Limited

Pricotech Leisure Brands Pty Limited

Redgun Pty Limited

GLG Trading Pte Limited

(a)	All the abovementioned controlled entities are incorporated in Australia with the exception of:

The Galore Group (U.S.A.), Inc;

Barbeques Galore, Inc; and

Barbeques Galore Online, Inc.

which are incorporated in the United States of America; and

GLG Trading Pte Limited

which is incorporated in Singapore.

(b)	All the abovementioned controlled entities have ordinary shares as issued share capital and are 100% owned.

D.    PROPERTY, PLANTS AND EQUIPMENT

We currently lease all our stores and expect that our policy of leasing, rather than owning, store properties will continue. Existing store leases provide for original lease terms that generally range from two to ten years, with single or multiple renewal options that range from three to five years at increased rents. Certain of the leases provide for scheduled rent increases or for contingent rent (based upon store sales exceeding stipulated amounts). We guarantee two franchised store leases, one of which is secured by the franchisee’s rights in our Barbeques Galore franchise.

In Sydney, Australia, we own our headquarters, a 172,000 square foot combined distribution and warehousing facility and a 61,000 square foot assembly facility which also accommodates part of our administrative facilities. The additional company-owned space acquired, eliminated the necessity to utilize significant public warehousing space in Sydney, in the foreseeable future. We lease the adjacent 75,000 square foot barbecue and home heater factory (which includes our enameling and in-line powder coating operations) under a five-year lease with three successive five-year renewal options for a total maximum lease term at present of 17 years and use smaller warehouses in Melbourne, Brisbane and Perth, Australia (operated by independent distributors), for our retail, licensee and wholesale distribution operations. Our factory in Sydney, Australia, manufactures fully welded barbecue frames, roasting hoods, barbecue carts and solid fuel home heaters. Products are enameled, powder coated or painted, depending on demand. The gas manifolds are assembled by hand and tested individually for compliance to Australian Gas Association, American Gas Association and European Union, requirements. On completion of the decorative surface finishing, fabricated products are delivered to the assembly plant where they are assembled and packed. In certain cases, product is shipped to our U.S. distribution centers for assembly. Subsequent to January 31, 2003, we determined to downsize our manufacturing operations in Sydney, Australia as part of our plan for implementing potentially significant cost savings and margin enhancement opportunities with the sourcing of a number of our proprietary barbecues from China.

During May 2002, Barbeques Galore, Inc. relocated its distribution center to a 98,821 square foot facility in Ontario, California and its headquarters to a 12,696 square foot facility in Lake Forest, California. This move was necessitated entirely due to the existing physical constraints. The relocation to Ontario (under a five-year and seven-month lease with an option to renew for an additional five years), is anticipated to result in enhanced distribution efficiencies without any significant disruption to either staff or corporate activities, at the new Lake Forest corporate headquarters which has also been leased, for a period of five years. The 27,000 square foot distribution center in Charlotte, North Carolina has been leased for a period of five years with a renewal option for a further five years. Additional public warehouse space is leased in Dallas County, Texas for short terms, as necessary. See “Item 4. Information on our Company—B. Business Overview—Manufacturing” and “—Distribution.”

Our ownership interest in our Sydney headquarters and all our leasehold interests in real property are subject to a mortgage interest of Australia and New Zealand Banking Group Limited (“ANZ”) governed by a Letter of Offer and related documents between ANZ (successor-in-interest to Westpac Banking Corporation) and ourselves. See “Item 19. Exhibits—Exhibit Number 10.3.”

ITEM	5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.

Overview

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and our first U.S. store in Los Angeles in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, camping equipment, outdoor furniture and backyard products. As of January 31, 2003, we owned and operated 34 stores in all six states in Australia as well as one heating outlet in Tasmania, Australia and 63 stores (including three U.S. Military concession stores) in ten states in the United States. In addition, as of such date, there were 50 licensed stores in Australia and nine franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. These categories represented 28.1%, 57.1%, 5.9% and 8.9% respectively, of our net sales for the twelve months ended January 31, 2003, representing a (2.7%), (3.0%), (6.3%) and 6.8% (decrease) increase over their respective net sales levels for the twelve months ended January 31, 2002.

Critical Accounting Policies

In response to the Securities and Exchange Commission’s (“SEC”) Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” we have identified the critical accounting policies that are most important to the portrayal of our financial condition and results of operations. The policies set forth below require management’s most subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Store Closure Costs

We assess the impairment of identifiable long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model.

During fiscal 2002, our decision to close seven U.S. stores as referred to on page 20, triggered an impairment review of identifiable net assets in relation to these stores. As a result of this impairment review, leasehold improvements with a net book value of A$1,018,000 have been written down to nil.

In addition to these asset write-downs and costs of A$567,000 incurred in relation to the store closures, we raised a further provision of A$622,000 as of January 31, 2002 in relation to stores to be closed during the forthcoming fiscal year. This provision, pursuant to EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity” (“EITF 94-3”) was made in relation to lease buyout costs, future contractual rental costs to be incurred following closure and prior to sub-lease and, commission expenses related to sub-leasing these stores. In calculating this provision, we made estimates in relation to the period of time it would take to secure a suitable sub-leasee following closure of the stores and the amount of future expenses that would be incurred. If our assumptions prove to be inaccurate, then the actual amount of cash outflows as a result of the closure of these stores may be in excess of the amount provided.

During August 2002, one further U.S. store was identified for closure in fiscal 2004 pursuant to historical underperformance and an additional amount of A$243,000 was provided as of January 31, 2003 in accordance with EITF 94-3. Exit or disposal activities initiated after December 2002, will be governed by the application of Statement 146 as defined on page 23 which requires a liability to be recorded only when the liability is incurred and can be measured at fair value.

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

Contractual Cash Commitments

The table below summarizes our contractual cash commitments by payment date:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In A$ thousands)
Operating leases	$87,241	$20,647	$32,803	$19,676	$14,115
Capital lease obligations	6,546	3,115	2,788	643	—
Long term debt	21,132	—	21,132	—	—

Total	$114,919	$23,762	$56,723	$20,319	$14,115

A.    RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, certain selected statement of operations data as a percentage of net sales:

	Year Ended Jan. 31,
	2001	2002	2003
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, warehouse, distribution and occupancy costs	68.0	70.6	70.8

Gross profit	32.0	29.4	29.2
Selling, general and administrative expenses	28.7	29.1	27.5
Store pre-opening costs	0.2	—	0.1
Relocation and closure costs (gains)	—	0.7	(1.1)

Operating income (loss)	3.1	(0.4)	2.7
Equity in income of affiliates, net of tax	0.1	0.1	0.2
Interest expense	1.0	0.9	0.7

Income (loss) before income tax	2.2	(1.2)	2.2
Income tax expense (benefit)	0.7	(0.4)	0.8

Net income (loss)	1.5%	(0.8%)	1.4%

There has been no material impact of inflation and changing prices on our net sales and operating income for each of the twelve months ended January 31, 2001, 2002 and 2003, respectively.

Twelve Months Ended January 31, 2003 Compared to Twelve Months Ended January 31, 2002

Net sales decreased by approximately A$7.7 million, or 2.3%, to A$325.6 million for the fiscal year ended January 31, 2003 from A$333.3 million for the fiscal year ended January 31, 2002. In Australia, net sales decreased by approximately A$2.1 million, largely due to lagging consumer confidence, particularly in the fourth quarter which is seasonally the country’s strongest retail period covering the Christmas holidays, closure of our Chatswood store (pursuant to expropriation of the leasehold property by the State Rail Authority) and the on-going planned scaled-down camping offering progressively being replaced with backyard speciality items and a broader range of outdoor furniture. In the United States, net sales increased by approximately US$3.5 million as the U.S. retail market began to experience a slight recovery from the previous year. Comparable store sales increased 1.9% in the United States and 0.3% in Australia. As a result of the material appreciation of the A$ against the US$, comparative store sales decreased by A$7.7 million on a group basis when expressed in A$ terms, in addition to reductions of A$0.5 million in sales from stores not forming part of the comparative store sales and A$1.3 million in sales to Australian licensees. This was partially offset by an increase of A$1.8 million in Australian wholesale sales. In the United States, no new company-owned stores were opened and three were closed during the twelve months ended January 31, 2003. In Australia, one new company store and one licensed store were opened, one licensed store was closed, one company-store was closed pursuant to expropriation by the State Rail Authority, of the leasehold property which it occupied and a wood heater outlet in Tasmania was closed and incorporated into our store in Hobart. The refurbishment of certain stores to merchandize the new backyard products, has continued.

Reported gross profit decreased approximately A$2.8 million, or 2.9%, to A$95.1 million for the fiscal year ended January 31, 2003 from A$97.9 million for the fiscal year ended January 31, 2002. Gross profit percentage decreased to 29.2% during the fiscal year ended January 31, 2003 from 29.4% during the comparable period in 2002. The decrease in gross profit percentage was attributable in the main, to the United States, with demand shifting to lower-margin items, on-going promotional and clearance sales and costs associated with the relocation of our warehousing operations from Irvine to Ontario. In Australia the cost of imported product decreased pursuant to the appreciation of the A$ against the US$ and improved margins were achieved, particularly in the barbecue and furniture product categories.

Selling, general and administrative expenses (which exclude store pre-opening expenses), decreased approximately A$7.3 million, or 7.5%, to A$89.7 million for the fiscal year ended January 31, 2003 from A$97.0 million for the fiscal year ended January 31, 2002. As a percentage of net sales, selling, general and administrative expenses decreased to 27.5% during the fiscal year ended January 31, 2003 from 29.1% during the comparable period in 2002. This percentage decrease was primarily due to the impact of the cost reduction program both in the United States and Australia, a reduction in U.S.A. advertising and corporate cost expenditure and the closure of three U.S. stores identified for closure in fiscal 2003, pursuant to historic underperformance.

Store pre-opening expenses increased approximately A$2,000 to A$139,000 for the fiscal year ended January 31, 2003 from A$137,000 for the comparable period, with no new stores opened in the United States and the opening of one new company-store in Australia.

Relocation and closure costs (gains) increased approximately A$5.8 million to (A$3.6) million for the fiscal year ended January 31, 2003 from A$2.2 million for the fiscal year ended January 31, 2002, due in the main, to compensation of A$4.1 million received from the State Rail Authority in relation to the expropriation of leasehold property occupied by the Chatswood, Australia store and a reduction of A$1.7 million in closure costs. One further U.S. store has been identified for closure in fiscal 2004 pursuant to historical underperformance, whilst two stores previously identified for closure during fiscal 2003 for similar reasons, are still to be closed.

Operating income increased by A$10.8 million to A$8.8 million for the fiscal year ended January 31, 2003 from an operating (loss) of A$(1.5) million for the fiscal year ended January 31, 2002.

Income from affiliates increased by A$167,000 to A$462,000 for the fiscal year ended January 31, 2003 from A$295,000 for the fiscal year ended January 31, 2002 due to an increase in the profitability of Bromic, the inclusion of income from Renegade Gas Pty Limited (“Renegade”) for the first time and a reduction in income from GLG pursuant to its cessation as a buying office on December 31, 2001.

Interest expense decreased by A$0.5 million to A$2.3 million for the fiscal year ended January 31, 2003 from A$2.8 million for the fiscal year ended January 31, 2002 due to lower interest rates and a reduction in long-term debt.

Our effective tax rate was 35.8% for the fiscal year ended January 31, 2003 as a result of an Australian tax rate of 30%, the exclusion from Australian taxation of equity in income of affiliates, a A$0.4 million write-down in deferred tax assets to reflect recoverable amount and the taxing of U.S.A. losses at a rate of 36%. During the comparable period in 2002, our effective tax rate was 35.7% (benefit) as a result of an Australian tax rate of 30% and the taxing of U.S.A. losses at a rate of 36%.

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

In Australia the cost of imported product increased pursuant to the depreciation of the A$ against the US$ whilst sales programs were initiated to clear slow moving lines in the camping and furniture ranges. Margins were further impacted by the aforementioned shift towards “low-end” barbecues which have lower margins.

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

Store pre-opening expenses decreased by A$502,000 to A$137,000 for the fiscal year ended January 31, 2002 from A$639,000 for the comparable period, due to the number and timing of United States’ store openings.

Closure costs increased by A$2,207,000 for the fiscal year ended January 31, 2002 from A$ nil for the comparable period and is all attributable to the closure of seven U.S. stores, two of which were closed during the 2002 fiscal year, one during February 2002 and a further four that were due for closure prior to January 2003. These stores were identified as requiring closure as a result of historic underperformance. Closure costs of A$1.2 million were incurred comprising A$611,000 in relation to the write down of leasehold improvements, A$194,000 in relation to lease buy-out costs, A$248,000 in relation to future contractual lease costs to be incurred following closure and prior to sub-lease and, A$125,000 in relation to commission expenses associated with sub-leasing.

In addition, costs amounting to A$1.0 million were provided for as of January 31, 2002 comprising the following:

•	write-down of leasehold improvements totaling A$407,000;

•	lease buyout costs of A$291,000;

•	A$186,000 set aside to cover contractual rental costs to be incurred following closure of the stores and prior to sub-lease; and

•	A$145,000 in commission expenses relating to the sub-leasing of these stores.

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

QUARTERLY RESULTS

Unaudited Quarterly Results and Seasonality

Our quarterly results of operations have fluctuated, and are expected to continue to fluctuate materially, primarily because of the seasonality associated with the barbecue and fireplace industries and related item sales. The timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, changes in our merchandise mix and overall economic conditions also contribute to fluctuations in our quarterly results. We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres which have opposite seasons, and offer fireplace products and (in Australia) home heaters in the fall and winter months. In anticipation of our peak selling season, we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, we have regularly experienced monthly losses. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See “Item 3. Key Information—D. Risk Factors.”

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

	Quarter Ended
	Apr. 30, 2001	July 31, 2001	Oct. 31, 2001	Jan. 31, 2002	Apr. 30, 2002	July 31, 2002	Oct. 31, 2002	Jan. 31, 2003
	(In A$ thousands, except per share data)
Statement of Operations Data:
Net sales	$63,029	$90,518	$81,813	$97,916	$68,966	$88,326	$78,941	$89,318
Cost of goods sold, warehouse, distribution and occupancy costs	44,506	61,493	59,943	68,790	50,023	61,132	56,642	62,644

Gross profit	18,523	29,025	21,870	29,126	18,943	27,194	22,299	26,674
Selling, general and administrative expenses	22,641	25,669	24,562	24,788	20,846	23,336	22,826	22,671
Store pre-opening costs	51	38	80	(32)	—	—	21	118
Relocation and closure costs (gains)	—	—	—	2,207	—	(3,542)	5	(15)

Operating (loss) income	(4,169)	3,318	(2,772)	2,163	(1,903)	7,400	(553)	3,900
Equity in (loss) income of affiliates, net of tax	(7)	37	98	167	187	52	117	106
Interest expense	734	704	686	661	507	542	620	590

(Loss) income before income tax	(4,910)	2,651	(3,360)	1,669	(2,223)	6,910	(1,056)	3,416
Income tax (benefit) expense	(1,437)	733	(1,248)	540	(679)	2,069	(295)	1,431

Net (loss) income	(3,473)	1,918	(2,112)	1,129	(1,544)	4,841	(761)	1,985
Other comprehensive income (loss)	2,323	1,031	8	(568)	(2,281)	(998)	80	(2,722)

Net income (loss) after other comprehensive income (loss)	$(1,150)	$2,949	$(2,104)	$561	$(3,825)	$3,843	$(681)	$(737)

(Loss) earnings per share:
Basic	$(0.78)	$0.45	$(0.49)	$0.27	$(0.38)	$1.18	$(0.18)	$0.48

Diluted	$(0.78)	$0.45	$(0.49)	$0.27	$(0.38)	$1.17	$(0.18)	$0.48

Weighted average shares outstanding:
Basic	4,435	4,277	4,277	4,139	4,117	4,117	4,117	4,117

Diluted	4,435	4,277	4,277	4,139	4,117	4,136	4,117	4,117

Foreign Exchange Fluctuations

See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” and “—D. Risk Factors.”

Governmental Regulation

See “Item 4. Information on our Company—B. Business Overview—Governmental Regulation.”

B.    LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations through cash flow from operations and bank borrowings. We have access to a facility with ANZ (the “ANZ Facility”) up to A$55.8 million comprising real property loans in principal amount of A$8.5 million (secured by registered first mortgages over our respective freehold properties), overdraft, leasing, interchangeable and commercial bill acceptance discount facilities in principal amount of A$39.6 million and foreign currency and other facilities in principal amount of A$7.7 million. As of January 31, 2003 we had not utilized A$29.7 million of the total facility. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined below) in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore USA”).

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

Barbeques Galore Inc., our U.S. operating subsidiary, has access to a credit facility with Merrill Lynch Business Financial Services, Inc., (“Merrill Lynch”). As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the “Merrill Lynch Facility”). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by us and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc. As at January 31, 2003, there were no drawings against this facility.

Our total long-term debt matures as follows:

Year ending January 31,	(In A$ thousands)
2004	$—
2005	21,132

$21,132

For the fiscal years ended January 31, 2003, 2002 and 2001, cash flows provided by (used in) operating activities were A$11.1 million, A$14.2 million and A$(0.1) million, respectively. The cash flows provided by operating activities reflect the decrease in receivables and prepaid expenses offset by the decrease in accounts payable and accrued liabilities.

Net cash flows used in investing activities for the fiscal years ended January 31, 2003, 2002 and 2001 were A$3.7 million A$4.1 million and A$7.1 million, respectively. In Australia, cash flows used in investing activities resulted primarily from capital expenditures related to factory tooling and the commencement of refurbishment of certain Australian stores to merchandize the new backyard products. In the United States, cash flows used in investing activities resulted primarily from capital expenditures related to the relocation of the distribution center to Ontario, California and the U.S. headquarters to Lake Forest, California and the remodeling of two stores. Our approach for expansion in the USA remains cautious and at the present time, we do not anticipate opening any new stores. In Australia, two new store openings have been scheduled in existing markets.

The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities.

At January 31, 2003 we had working capital of A$44.6 million, maintained minimal amounts in cash and cash equivalents, amounting to A$38,000, all of which were held in Australian currency and relied instead on undrawn facilities under our borrowing arrangements with ANZ and Merrill Lynch.

We believe the ANZ and Merrill Lynch Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined above.

C.    RESEARCH AND DEVELOPMENT

See “Item 4. Information on our Company—B. Business Overview—Manufacturing.”

D.    TREND INFORMATION

This information has been disclosed elsewhere throughout this Annual Report.

E.    RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 141, Business Combinations (“Statement 141”) and Statement No. 142, Goodwill and Intangible Assets (“Statement 142”). Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually and that recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement 144”). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement 142 until its life is determined to no longer be indefinite.

The provisions of Statement 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. We adopted the provisions of Statement 142 on February 1, 2002 with retroactive application of Statements 141 and 142 not being permitted. Any goodwill and/or intangible asset, however, determined to have an indefinite useful life, acquired in a business combination completed after June 30, 2001 will not be amortized. Effective February 1, 2002, we no longer amortize goodwill and, having evaluated the impact of Statement 141, believe there will be no material impact on our results of operations, financial position or liquidity.

As a result of ceasing to amortize goodwill, we estimated that operating income would increase by approximately A$86,000 during the year ended January 31, 2003. Statement 142 provides for a six-month transitional period from the effective date of adoption to perform an assessment as to whether there is an indication that goodwill is impaired. To the extent that an indication of impairment exists, a second test must be performed to measure the amount of such impairment with the second test to be performed as soon as possible, but no later than the end of the fiscal year. Any impairment measured as of the date of adoption will be recognized as the cumulative effect of a change in accounting policy. Having made such an assessment, we believe there has been no impairment of goodwill.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (“Statement 143”). Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 will be effective for us as of February 1, 2003 and having evaluated the impact of Statement 143, we believe there will be no material impact on our results of operations, financial position or liquidity.

In August 2001, the FASB issued Statement 144, which addresses financial accounting and reporting for the impairment of long-lived assets and which will supersede Statement 121 with respect to the accounting for the impairment or disposal of long-lived assets and Accounting Principles Board Opinion No. 30 (“Opinion 30”) for the disposal of a segment of a business. Statements 144 retains the requirements of Statement 121 to:

(a)	recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and

(b)	measure an impairment loss as the difference between the carrying amount and fair value of the asset.

Statement 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of. Statement 144 retains the basic provisions for Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of, is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis and future operating losses are no longer recognized before they occur.

Statement 144 was effective for us as of February 1, 2002 and, having evaluated the impact of Statement 144, we believe there will be no material impact on our results of operations, financial position or liquidity.

In April 2002 the FASB issued Statement No. 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections” (“Statement 145”). As a result of the rescission of SFAS No. 4, a loss on extinguishments of debt will no longer be presented as an extraordinary item upon the adoption of Statement 145, which is effective for us in the fiscal year beginning February 1, 2003.

In July 2002 the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“Statement 146”) which is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. Statement 146 applies to costs associated with:

(a)	an exit activity that does not involve an entity newly acquired in a business combination; or

(b)	a disposal activity within the scope of Statement 144.

These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002, the effect of adopting this statement cannot be determined.

In November 2002 the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” (“FIN 45”) which addresses the disclosures to be made by a guarantor in its annual financial statements in connection with its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

We have adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all material guarantees entered into or modified in periods beginning January 1, 2003. The impact of FIN 45 on our future consolidated financial statements will depend upon whether we enter into, or modify, any material guarantee arrangements.

In December 2002 the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123”. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” (“Statement 123”) to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosure in annual financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Our directors, senior management and key employees are as follows:

Name	Age	Position
Directors and Senior Management
Sam Linz	63	Chairman of the Board
Robert Gavshon	55	Deputy Chairman of the Board and General Counsel
John Price	52	Head of Product Management and Development and Director
Sydney Selati	64	President—Galore USA and Director
Edgar Berner(1)(2)	71	Director
Martin Bloom(1)	62	Director
Gordon Howlett(1)(2)	61	Director
David Glaser	54	Company Secretary
David James	42	Chief Financial Officer
Kevin Ralphs	49	Chief Financial Officer—Galore USA

Key Employees—Australia
Monique Collister	55	Group Organizational Development Manager
Gary Heading	52	General Manager of Retail/Licensees—Barbeques Galore (Aust) Pty Limited
Steve Katsilis	37	Group Information Technology Manager
Kevin Meltzer	40	General Manager of Manufacturing—Park-Tec Engineering Pty Limited and Australian Enamellers Pty Limited
Ian Redmile	51	General Manager—Pricotech Leisure Brands Pty Limited
Gary Whitehouse	53	General Manager—Logistics

Key Employees—United States
Todd Budde	38	Business Process and Information Systems Manager
Benjamin Ramsey	48	Executive Vice President—Galore USA
Michael Varley	56	Vice President of Product Development

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

Sam Linz has served as Chairman of the Board since joining us in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited (“Rebel”), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and a major shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 36 years of experience in the retail industry.

Robert Gavshon joined us in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel. Mr. Gavshon was one of the founders of Rebel and a shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 21 years of experience in the retail industry. Mr. Gavshon resigned as a member of the Audit Committee on August 22, 2002, pursuant to the provisions of the recently enacted Sarbanes-Oxley Act of 2002 and related regulations which made it mandatory for membership of this Committee to be comprised solely of independent directors as defined by such Act and regulations.

John Price joined us in 1981 as General Manager of Wholesale and has served as Head of Product Management and Development since June 1989 and as a Director since November 1989. Prior to joining us, Mr. Price helped found and was Managing Director of, Cook-On-Gas Products Pty Limited, a developer and manufacturer of consumer gas products which we acquired in 1981. Mr. Price has over 30 years of experience in the development and marketing of consumer gas products.

Sydney Selati has served as a Director since July 1997 and President of Galore USA since May 1988. From 1984 until 1988, Mr. Selati was President of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby’s and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Linz. Mr. Selati has over 36 years of experience in the retail industry.

Edgar Berner was appointed as a non-executive Director on September 1, 1998. Mr. Berner is a private investor and consultant to emerging companies. He is presently Vice President and on the Board of Directors of RealAge, Inc., a privately held internet health information company and also serves on the Board of Directors of Hot Topic, Inc., (NASDAQ), a teen-oriented retail chain of stores and Garden Fresh, Inc., (NASDAQ), a national soup and salad buffet restaurant chain.

Martin Bloom was appointed as a non-executive Director and member of the Audit Committee on November 19, 2002. He is a Chartered Accountant (equivalent to a CPA) and has been a partner in two substantial accounting firms, Grant Thornton Kessel Feinstein, in South Africa, from 1964 to 1972 and Horwath Sydney, in Australia, from 1974 to date. Mr. Bloom acted as Managing Director of Horwath Australia Limited and served for a number of years on the Council of Horwath International. His experience lies in the areas of auditing, corporate finance and litigation support. Mr. Bloom is also a member of the Disciplinary Committee of the Institute of Chartered Accountants and has served on a number of other high-ranking professional accounting committees.

Gordon Howlett has served as a non-executive Director since August 1991 and as Chairman of our Audit Committee since November 1991. Mr. Howlett is the Chief Executive Officer of Thorn Asia Pacific, Chairman of Kennards Hire Pty Limited and a non-executive Director of Arthur Yates Limited. Mr. Howlett’s previous business experience was as Executive General Manager—Operations Qantas Airways from 1994 to 1997 and Managing Director of Avis Australia and Vice President of Avis throughout Asia Pacific, from 1981 to 1994.

David Glaser has served as Company Secretary since March 1994. Mr. Glaser was the financial administrator to certain of our subsidiaries from July 1989 to January 1996 and has also provided management accounting services for our retail subsidiary from February 1996 to April 1998. Mr. Glaser has extensive commercial experience in retail, manufacturing and service industries, both locally and overseas.

David James joined us in January 1992, serving in several group financial roles and ultimately as General Manager—Finance & Administration until his departure in September 1996. From September 1996 to July 1997, Mr. James was employed as Finance Director by HMV Australia Pty Limited, a subsidiary of EMI plc.. He rejoined us in July 1997 as Chief Financial Officer. Prior to 1992, Mr. James served as a Senior Audit Manager for KPMG in Australia.

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

Monique Collister joined us in April 1997 as the Training and Development Manager for the Retail Division. Since March 1999, Ms. Collister has served as the Group Organizational Development Manager for both the USA and Australian operations and has a mandate to ensure the development of employees at all levels of the organization. Ms. Collister emigrated to Australia in 1996 and, prior to joining us, served as a Training and Development Specialist for Honeywell Australasia. Ms. Collister has had extensive overseas experience in personnel training with Walmart Canada, Pitney Bowes and Kinney Canada.

Gary Heading joined us in 1983 and served as National Operations Manager of Retail/Licensees since 1996 before his appointment in May 1999, to the position of General Manager of Retail/Licensees for Barbeques Galore (Aust) Pty Limited.

Steve Katsilis joined us in 1985 where he initially worked at our Kogarah store in Australia. In 1989 he was appointed store manager of our Silverwater store and the following year, moved to head office as Stock Control Manager prior to his appointment in 1993, as Information Technology Manager and in 2002, as Group Information Technology Manager.

Kevin Meltzer joined us in May 1999 and served as Operations Manager at Park-Tec Engineering Pty Limited and Australian Enamellers Pty Limited until September 2000 when he was appointed to the position of General Manager, Manufacturing. Prior to joining us, Mr Meltzer worked at Cape Gate Fence and Wire Works Pty Limited in South Africa, from 1989 to 1999, as Industrial Engineer, Production Planner, Sales and Export Manager and Production Manager.

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

Benjamin Ramsey joined us in March 1993 and held several management positions within Galore USA until August 1999 when he was appointed Executive Vice President. Mr Ramsey previously spent ten years associated with 7-Eleven Food Stores/Southland Corporation in managerial positions and was subsequently a franchise holder for a further four years.

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

B.    COMPENSATION

The aggregate annual compensation, including bonuses under the incentive program described below, paid by us to all our directors and senior management as a group for services for the fiscal year ended January 31, 2003 (10 persons) was A$2,154,427. However, this aggregate compensation amount does not include any stock options granted to such individuals as more fully described below in the section titled “Item 6. Directors and Senior Management—E. Share Ownership for Directors and Senior Management—Options to Purchase Securities from Registrant or Subsidiaries.”

The total amount set aside by us and our subsidiaries to provide pension benefits for directors and senior management for the fiscal year ended January 31, 2003 was A$198,936.

On February 1, 2002, we continued with an incentive program whereby certain executives would receive a bonus if certain budget objectives were attained during fiscal year 2003. Under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James would each receive a bonus of 20% and Mr. Selati, Mr. Redmile and Mr. Whitehouse would each receive a bonus of 10%, of their respective base salaries, if we achieved our budgeted pre-tax profit before trading contingencies for the fiscal year 2003. Mr. Selati, Mr. Redmile, Mr. Meltzer and Mr. Nicola would each receive an additional bonus of 10% of his respective base salary if his division achieved its budgeted operating contribution, regardless of whether or not our budget was achieved. Additionally, Mr. Whitehouse would receive a bonus of 10% of his base salary if our inventory level budget for the fiscal year 2003 was attained.

C.    BOARD PRACTICES

At least one-third of our Board of Directors is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. Furthermore, our directors do not have contracts that provide for benefits upon termination of their services with us. The Board of Directors has a Compensation Committee comprised of Messrs. Berner and Howlett that reviews and makes recommendations for remuneration packages for executive directors and senior executives, and an Audit Committee presently comprised of Messrs. Howlett (Chairman), Berner and Bloom that advises on the establishment and maintenance of internal controls and ethical standards, the quality and reliability of financial information and information provided by our independent auditors. Mr. Gavshon resigned as a member of the Audit Committee on August 22, 2002, pursuant to the provisions of the recently enacted Sarbanes-Oxley Act of 2002 and related regulations which made it mandatory for membership of this Committee to be comprised solely of independent directors as defined by such Act and regulations. Mr. Bloom, who was appointed to the Board on November 19, 2002, was appointed in his stead.

The terms of our directors expire as of our annual meetings of shareholders to be held in the years indicated below:

Sam Linz	2005
Robert Gavshon	2006
John Price	2004
Sydney Selati	2003
Edgar Berner	2005
Martin Bloom	2003
Gordon Howlett	2004

On November 28, 1991, the Board of Directors adopted an Audit Committee Charter to govern the conduct and set forth the responsibilities of the Audit Committee. It was amended on March 25, 2003 to comply with recent changes in the United States securities laws and anticipated changes in Nasdaq listing requirements. We are filing the amended Audit Committee Charter as Exhibit 99.3 to this Annual Report.

D.    EMPLOYEES

As of January 31, 2003, we employed a total of 1,202 persons, on a permanent, part-time or temporary basis of whom 756 were employed in Australia and 446 in the United States. The number of temporary employees fluctuates depending on seasonal needs. Some of our employees at Park-Tec Engineering Pty Limited have become members of the Australian Metal Workers Union with whom we have entered into an Enterprise Bargaining Agreement. We consider our relations with employees to be good and believe that our employee turnover rate is low.

E.    SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information with respect to the beneficial ownership of our Ordinary Shares, including Ordinary Shares held directly or in the form of ADSs as of April 29, 2003, based on an aggregate of 4,116,652 Ordinary Shares outstanding as of such date, for each of our directors and all of our directors and senior management as a group as of such date.

	Ordinary Shares (1), (2) Beneficially Owned
	Number	%
Sam Linz(3)	1,263,382	30.21
Robert Gavshon	410,794	9.82
Sydney Selati	192,633	4.64
John Price	81,940	1.98
Edgar Berner(4)	*	*
Martin Bloom(4)	*	*
Gordon Howlett(4)	*	*
David Glaser(4)	*	*
David James(4)	*	*
Kevin Ralphs(4)	*	*
All directors and senior management as a group (10 persons)	1,998,862	46.09%

*	Less than 1% of our outstanding shares.
(1)	The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of ADSs.
(2)	Applicable percentage of ownership for each shareholder is based on 4,116,652 Ordinary Shares outstanding as of April 29, 2003, together with applicable options for such shareholders but excludes 153,091 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan (the “1997 Plan”). There are an additional 493,234 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Plan. Ordinary Shares subject to options exercisable within 60 days of April 29, 2003 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.
(3)	Includes 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.
(4)	Beneficially owns less than 1% of our outstanding shares.

Share Options for Directors

The following table contains information pertaining to share options held by directors as of April 29, 2003:

	Number of Ordinary Shares Issuable on Exercise of Option	Per Share Exercise Price in US$		Exercisable Date/Period
Sam Linz	15,000 20,200 27,438 38,412	$ $ $ $	5.20 6.38 2.54 3.02	October 9, 2003 January 7, 2004 to December 7, 2004 July 1, 2002 to October 1, 2007 July 1, 2002 to October 1, 2007

Robert Gavshon	15,000 20,200 27,438 38,412	$ $ $ $	5.20 6.38 2.54 3.02	October 9, 2003 January 7, 2004 to December 7, 2004 July 1, 2002 to October 1, 2007 July 1, 2002 to October 1, 2007

John Price	3,750 6,425 9,067 12,883	$ $ $ $	5.20 6.38 2.54 3.02	October 9, 2003 January 7, 2004 to December 7, 2004 July 1, 2002 to October 1, 2007 July 1, 2002 to October 1, 2007

Sydney Selati	7,500 10,100 13,829 19,096	$ $ $ $	5.20 6.38 2.54 3.02	October 9, 2003 January 7, 2004 to December 7, 2004 July 1, 2002 to October 1, 2007 July 1, 2002 to October 1, 2007

Edgar Berner	22,056 2,500	$ $	6.38 4.10	January 7, 2004 to December 7, 2004 January 7, 2003 to October 1, 2007

Gordon Howlett	2,500 625 2,500	$ $ $	5.20 6.38 4.10	October 9, 2003 January 7, 2004 to December 7, 2004 January 1, 2003 to October 1, 2007

Options to Purchase Securities from Registrant or Subsidiaries

As of April 29, 2003 there were outstanding options to purchase a total of 563,104 Ordinary Shares granted by us, of which our directors and senior management held 372,879. These outstanding options were granted under our 1997 Plan. There were no other warrants or rights to purchase our Ordinary Shares outstanding as of April 29, 2003. The following table sets forth information concerning outstanding options as of April 29, 2003:

	Number Of Ordinary Shares Under Option	Price Per Ordinary Share		Option Expiration Date
1997 Plan(1)	155,450	US$	5.20	November 8, 2003
1997 Plan(1)	140,516	US$	6.38	January 6, 2005
1997 Plan(1)	84,686	US$	2.54	October 1, 2007
1997 Plan(1)	64,100	US$	4.10	October 1, 2007
1997 Plan(1)	118,352	US$	3.02	October 1, 2007
Directors and senior management as a group (2)	372,879		—	—

(1)	Options under the 1997 Plan will generally expire on the earlier of the Expiration Date or three months after the cessation of employment of the optionee. For more information, see the “1997 Share Option Plan” description below.
(2)	Directors and senior management as a group received options under our 1997 Plan. For more information, see the “1997 Share Option Plan” description below.

Executive Share Option Plan

On January 31, 1997, we adopted the Executive Plan, pursuant to which a total of 203,038 Ordinary Shares were reserved for issuance with the Board granting stock options comprising the entire share reserve under the Executive Plan, to certain directors and senior management, at an exercise price of A$8.38 per Ordinary Share.

The options granted under the Executive Plan expired by their terms on February 1, 2002, the day the Executive Plan lapsed. No options granted under the Executive Plan were exercised prior to its lapse.

1997 Share Option Plan

Our 1997 Plan was adopted by the Board of Directors on October 1, 1997, and approved by shareholders as of October 7, 1997. As of January 31, 2003, a total of 1,056,338 Ordinary Shares have been authorized for issuance under the 1997 Plan. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31 of the immediately preceding calendar year. Pursuant to a resolution of shareholders passed at our Annual General Meeting on June 14, 2002, the maximum number of options which may be granted to any single individual in the 1997 Plan, was increased to 200,000 Ordinary Shares per fiscal year.

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

Options granted under the 1997 Plan will generally become exercisable either in three equal annual installments measured from the option grant date or in full, on or after a specified date. The exercise price for options granted under the 1997 Plan may be paid in cash or in Ordinary Shares valued at fair market value on the exercise date. We are in the process of establishing a procedure pursuant to which options under the 1997 Plan may be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding stock options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise.

In the event we are acquired via a merger or an asset sale, each outstanding stock option under the 1997 Plan will immediately accelerate and become fully exercisable for all of the shares subject to such outstanding options, unless such stock options are to be assumed or replaced by the successor corporation (or parent thereof). Any stock options that do not automatically accelerate upon the occurrence of a merger or asset sale, will immediately accelerate and such repurchase rights will accordingly lapse, upon the involuntary termination of the optionee within 18 months after the effective date of the merger or asset sale. Stock options accelerated in connection with such involuntary termination will be exercisable as fully-vested shares until the earlier of (i) the expiration of the stock option term or (ii) a one (1)-year period measured from the effective date of the involuntary termination.

The Plan Administrator has the authority to effect, with the consent of the affected option holders, the cancelation of outstanding stock options under the 1997 Plan in return for the grant of new stock options for the same or a different number of shares with an exercise price per share based upon the fair market value of the Ordinary Shares on the new grant date.

The Board of Directors pursuant to a meeting on September 1, 1998, granted options to a non-executive director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options granted to the same non-executive director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003, (none of which were exercised), January 7, 2004 and December 7, 2004.

As a result of decreases in the market price of our Ordinary Shares during the latter part of 1998, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the continuing opportunity to acquire our Ordinary Shares at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancelation/re-grant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an “Old Option”) was canceled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a “New Option”), was granted in replacement thereof. The New Options became/are exercisable in three equal installments on November 9, 2001 and November 9, 2002, respectively, (none of which were exercised) and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were canceled and re-granted under the program. In addition to the cancelation and re-grant program on November 9, 1998, the Board of Directors granted further options to directors, a member of senior management and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above. During the fiscal year ended January 31, 2003, a total of 20,800 in aggregate of New Options and options, exercisable at US$5.20 per Ordinary Share, were forfeited.

Pursuant to the aforementioned circulating resolution of directors, further options were granted to executive directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal installments on January 7, 2003, (none of which were exercised), January 7, 2004 and December 7, 2004. During the fiscal year ended January 31, 2003, a total of 7,950 options, exercisable at US$6.38 per Ordinary Share, were forfeited.

The Board of Directors pursuant to a meeting on March 19, 2002, granted options to executive directors and senior management to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on October 1, 2007.

The Board of Directors pursuant to a meeting on April 16, 2002 granted options to non-executive directors and certain employees, to purchase up to an aggregate of 68,850 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003 until expiration on October 1, 2007.

Pursuant to a circulating resolution of directors on June 20, 2002, options were granted to directors and senior management to purchase up to an aggregate of 118,352 Ordinary Shares at a price of US$3.02 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on October 1, 2007.

The Board may amend or modify the 1997 Plan at any time. However, no such amendment or modification shall adversely affect the rights of any optionee without his or her consent. The 1997 Plan will terminate on October 1, 2007, unless sooner terminated by the Board.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our Ordinary Shares including Ordinary Shares held directly or in the form of ADSs as of April 29, 2003, based on an aggregate of 4,116,662 Ordinary Shares outstanding as of such date:

	Ordinary Shares (1)(2) Beneficially Owned
Name of beneficial holder	Number	%
Sam Linz(3)	1,263,382	30.21
Strong Capital Management, Inc. jointly with Richard S. Strong	414,120	10.06
Robert Gavshon	410,794	9.82

(1)	The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of ADSs.
(2)	Applicable percentage of ownership for each shareholder is based on 4,116,652 Ordinary Shares outstanding as of April 29, 2003, together with applicable options for such shareholders but excludes 153,091 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan (the “1997 Plan”). There are an additional 493,234 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Plan. Ordinary Shares subject to options exercisable within 60 days of April 29, 2003 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.
(3)	Includes 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.

We are not, to our knowledge, directly owned or controlled by any other corporation, foreign government or other person or group of persons, severally or jointly and are not aware of any voting arrangements which may, at any subsequent date, result in a change of control. We are not aware of any arrangements which may at a subsequent date result in a change in control in us. These shareholders do not have voting rights different from other shareholders.

As of April 29, 2003, there were 19 holders of record of ADSs and 24 additional holders of record of our Ordinary Shares. Of the Ordinary Shares, to our knowledge, seven holders of record reside in the United States. Of the ADSs, to our knowledge, eight holders of record reside in the United States. We are unable to determine the number of beneficial owners of the ADSs residing in the United States.

B.	RELATED PARTY TRANSACTIONS

Company Policy Concerning Transactions with Affiliates

Under the Australian Corporations Law, directors are prohibited from entering into transactions with us that confer a benefit on any director if the transaction is not on “arms-length” commercial terms, except where limited exemptions apply or detailed approval procedures are first observed. We have adopted a more stringent policy based on the Australian Corporations Act 2001 that requires all transactions with directors, senior management and other affiliates be on terms that are believed to be at least as favorable to us as could be obtained from unaffiliated third parties and that such transactions must be approved by a majority of our disinterested directors.

We believe that the following transactions with directors, senior management and other affiliates were completed on terms as favorable to us as could have been obtained from unaffiliated third parties.

Transactions with Affiliates

We hold a one-third ownership interest in Bromic which supplies gas valves and related products to us. Bromic receives approximately 9% of its revenues from sales to us and we are Bromic’s third largest customer. During the year ended January 31, 2003, we purchased approximately A$2.2 million of products from Bromic. We also hold a one-third equity interest in Renegade, an Australian company which operates as an industrial and domestic gas distributor.

We acquired the remaining 50% of the ordinary shares of GLG which acted as a buying office, supplying us and other third parties with grills, burners and other products prior to cessation of that activity on December 31, 2001, as of May 2, 2002 as a result of which GLG is now a wholly-owned subsidiary. The buying office has been dismantled and the administration of the Asian purchases is currently being handled from Hong Kong.

Transactions Involving Principal Shareholders

Messrs. Linz, Gavshon, Selati and Price beneficially own 30.21%, 9.82%, 4.64% and 1.98%, respectively, of our outstanding Ordinary Shares. Accordingly, these individuals may exert substantial influence over our business and affairs, including the election of our directors and the outcome of corporate actions requiring shareholder approval.

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

Mr. Linz’s sister, together with her husband and son, owns four entities (“Related Franchisors”), each of which operates one franchised Barbeques Galore store in Orange County, California. The Related Franchisors’ franchise agreements provide the Related Franchisors with the exclusive right to open, upon our approval, additional Barbeques Galore stores within a specified territory in Orange County.

Mr. Selati’s daughter, practising under the name of Romy Selati Loseke, Attorney at Law, currently provides legal services to us in connection with leasing and real estate issues in the State of California. During the fiscal year ended January 31, 2003, we paid fees of US$2,470 for the aforementioned services. Mr. Selati’s daughter was previously with the law firm of Seltzer, Caplan, McMahon, Vitek to which we paid fees of US$18,833 during the fiscal year ended January 31, 2003, for legal services rendered in connection with leasing matters.

Mr. Linz’s wife currently provides editorial and consulting services to us in connection with our quarterly internal newsletter, “Inside Galore”. During the fiscal year ended January 31, 2003, we paid fees of A$7,250 for the aforementioned services.

Pursuant to his appointment as a non-executive director on September 1, 1998, we granted options to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share to Mr. Edgar Berner under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and

August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options to Mr. Berner, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003, (none of which were exercised), January 7, 2004 and December 7, 2004. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership for Directors and Senior Management—1997 Share Option Plan.”

On November 9, 1998, we granted options to purchase up to an aggregate of 46,250 Ordinary Shares at a price of US$5.20 per Ordinary Share to directors and a member of senior management under the 1997 Plan, exercisable in three equal installments on November 9, 2001 and November 9, 2002, respectively, (none of which were exercised) and October 9, 2003. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Sydney Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares and Mr. Gordon Howlett and Mr. David James each received a grant of 2,500 Ordinary Shares. Pursuant to the aforementioned circulating resolution of directors, options to purchase up to an aggregate of 71,195 Ordinary Shares at a price of US$6.38 per Ordinary Share were granted to directors and senior management under the 1997 Plan, exercisable in three equal installments on January 7, 2003, (none of which were exercised), January 7, 2004 and December 7, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 20,200 Ordinary Shares, Mr. Sydney Selati received a grant of 10,100 Ordinary Shares, Mr. John Price received a grant of 6,425 Ordinary Shares, Mr. David James received a grant of 5,300 Ordinary Shares, Mr. Edgar Berner received a grant of 4,410 Ordinary Shares, Mr. Kevin Ralphs received a grant of 3,185 Ordinary Shares, Mr. David Glaser received a grant of 750 Ordinary Shares and Mr. Gordon Howlett received a grant of 625 Ordinary Shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership for Directors and Senior Management—1997 Share Option Plan.”

On March 19, 2002, we granted options to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2002. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 27,438 Ordinary Shares, Mr. Sydney Selati received a grant of 13,829 Ordinary Shares, Mr. John Price received a grant of 9,067 Ordinary Shares, Mr. David James received a grant of 5,762 Ordinary Shares and Mr. Kevin Ralphs received a grant of 1,152 Ordinary Shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership for Directors and Senior Management—1997 Share Option Plan.”

On April 16, 2002, we granted options to purchase up to an aggregate of 16,750 Ordinary Shares at a price of US$4.10 per Ordinary Share to non-executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after January 1, 2003. Mr. Gordon Howlett and Mr. Edgar Berner each received a grant of 2,500 Ordinary Shares, Mr. David James received a grant of 6,500 Ordinary Shares, Mr. Kevin Ralphs received a grant of 4,000 Ordinary Shares and Mr. David Glaser received a grant of 1,250 Ordinary Shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership for Directors and Senior Management—1997 Share Option Plan.”

Pursuant to a circulating resolution of directors on June 20, 2002, we granted options to purchase up to an aggregate of 118,352 Ordinary Shares at a price of US$3.02 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2002. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 38,412 Ordinary Shares, Mr. Sydney Selati received a grant of 19,096 Ordinary Shares, Mr. John Price received a grant of 12,883 Ordinary Shares, Mr. David James received a grant of 7,957 Ordinary Shares and Mr. Kevin Ralphs received a grant of 1,592 Ordinary Shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership for Directors and Senior Management—1997 Share Option Plan.”

We also granted options to certain of our directors to purchase up to an aggregate of 203,038 Ordinary Shares (none of which were exercised), at a price of A$8.38 per Ordinary Share pursuant to the Executive Plan which lapsed on February 1, 2002.

C.    INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM	8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see Item 18 for a list of the financial statements filed as part of this Annual Report.

Dividend Policy

We may pay dividends on the Ordinary Shares or ADSs in the future. In addition, we are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

ITEM 9.     THE OFFER AND LISTING

Price Range of our ADSs on the Nasdaq Stock Market® (“Nasdaq”)

Our Offering was completed in November 1997.

Effective October 11, 1999 our Ordinary Shares were traded on Nasdaq under the symbol BBQZ, as represented by ADSs, pursuant to changes to Nasdaq requirements, in terms of which we were no longer required to add the letter “Y” to the end of our Nasdaq ticker symbol. The ADSs are represented by American Depositary Receipts (“ADRs”) issued by the Depositary. Each ADS represents one Ordinary Share.

From April 1987 through December 1996, we listed our Ordinary Shares for trading on the ASE. In December 1996, we voluntarily delisted from the ASE and since such time, there has been no established foreign public market for the Ordinary Shares or ADSs.

The following table sets forth the range of high and low closing sale prices of the ADSs on Nasdaq for the fiscal periods indicated:

	Price Per ADS on Nasdaq
	High		Low
(a) Annual high and low market prices

February 1, 1998 to January 31, 1999	US$	11.00	US$	2.63
February 1, 1999 to January 31, 2000		9.75		2.50
February 1, 2000 to January 31, 2001		11.50		3.00
February 1, 2001 to January 31, 2002		4.75		1.73
February 1, 2002 to January 31, 2003		4.50		2.10

(b) Quarterly high and low market prices

Fiscal Year ended January 31, 2002
First Quarter	US$	4.75	US$	2.19
Second Quarter		3.65		2.67
Third Quarter		3.15		1.73
Fourth Quarter		2.51		1.78

Fiscal Year ended January 31, 2003
First Quarter	US$	4.50	US$	2.10
Second Quarter		4.00		3.00
Third Quarter		3.98		3.00
Fourth Quarter		3.20		2.86

(c) Monthly high and low market prices

October 2002	US$	3.50	US$	3.00
November 2002		3.15		2.86
December 2002		3.20		3.00
January 2003		3.18		3.00
February 2003		3.00		2.75
March 2003		2.78		2.46

As of April 29, 2003, there were 19 holders of record of ADSs and 24 additional holders of record of our Ordinary Shares. Of the Ordinary Shares, to our knowledge, seven holders of record reside in the United States. Of the ADSs, to our knowledge, eight holders of record reside in the United States. We are unable to determine the number of beneficial owners of the ADSs residing in the United States.

ITEM 10.     ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Previously filed as exhibit 3.1 in our Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998 and incorporated by reference herein.

C.	MATERIAL CONTRACTS

With respect to our Executive Share Option Plan and our 1997 Share Option Plan, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership for Directors and Senior Management.” With respect to our ANZ facility and our Merrill Lynch facility, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

On January 18, 2002, we entered into a lease agreement with Arrowood Investments, Inc., a California Corporation. The agreement is for the lease of our warehouse and distribution facility located at 3355 East Cedar Street, Ontario, California 91761. The property occupies a 98,821 square foot portion of a 436,945 square foot concrete building situated on approximately 18.23 acres of land. The five-year and seven-month lease with an option to renew for an additional five years, commenced on March 1, 2002 and expires on September 30, 2007. The monthly rent for the first 33 months, payable with effect from July 1, 2002, is US$34,587, after which the monthly rent increases to US$36,564 for the remainder of the lease term.

On March 27, 2002, we entered into a lease agreement with Bake Orchard Partners, LLC, a California limited liability company. The agreement is for the lease of our U.S. headquarters located at 10 Orchard Road, Suite 200, Lake Forest, California 92630. The office space is located on the second floor of the building and occupies 12,696 square feet. The lease commenced on May 1, 2002 and expires on September 30, 2007. The annual rent is US$146,472, payable with effect from October 1, 2002, after which it escalates annually on the anniversary date by 4%.

All the foregoing contracts are listed as exhibits hereto.

D.	EXCHANGE CONTROL

Restrictions on Foreign Ownership; Antitakeover Restrictions

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer (the “Treasurer”) or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the “Takeovers Act”). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the course of trading, shares acquired in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or planned future ownership or lease of property in Australia. However, there would be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If foreign persons or their associates were to own all of the ADSs, then the level of foreign ownership of our equity securities would be approximately 67.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

We have additionally provided that all stock options outstanding under our 1997 Plan at such time as we are acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 563,104 Ordinary Shares underlying stock options granted under our 1997 Plan, which barring acceleration, became/will become exercisable as to 155,450 in three equal installments on November 9, 2001 and November 9, 2002, respectively, (none of which were exercised) and October 9, 2003, as to 140,516 in three equal installments on January 7, 2003 (none of which were exercised),

January 7, 2004 and December 7, 2004, as to 84,686 in full at any time on or after July 1, 2002, (none of which have been exercised), as to 64,100 exercisable in full at any time on or after January 1, 2003, (none of which have been exercised) and as to 118,352 exercisable in full at any time on or after July 1, 2002, (none of which have been exercised), according to the terms of the 1997 Plan. Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible, attempts by certain entities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that might result in a premium over market price to holders of ADSs. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership for Directors and Senior Management “—1997 Share Option Plan.”

Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Provisions contained in the Constitution, among other things:

•	in effect divide the Board of Directors into three classes, which serve for staggered three-year terms;

•	provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present;

•	require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors; and

•	authorize the Board of Directors, without any vote or action by our shareholders, to issue, out of our authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter.

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

In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residents of Australia is 30% for companies for the 2003 income year (which for most taxpayers is the year ending June 30, 2003). For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. These circumstances are described in “Item 10. Additional Information—E. Taxation.”

There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined on page 22.

E.	TAXATION

Dividends.    Fully franked dividends (i.e., dividends paid out of the Company’s profits which have been subject to Australian income tax at the maximum corporate tax rate) which are paid to shareholders who are U.S. residents will not be subject to Australian income or Australian withholding, taxes. Unfranked dividends (i.e., dividends that are paid out of profits that have not been subject to Australian income tax) are subject to Australian withholding tax when paid to U.S. resident shareholders. In the event the Company pays partially franked dividends, shareholders will be subject to withholding tax on the unfranked portion. Pursuant to the bilateral taxation convention between Australia and the United States (the “Treaty”), the withholding tax imposed on dividends paid by the Company to a U.S. resident is limited to 15%. Refer, however, to “Proposed changes to the Treaty,” below.

Dividends which are paid to the Company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the Company’s “foreign dividend account” (“FDA”). Where the Company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the Company is an FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of an FDA dividend gives rise to a debit in the Company’s FDA account. The Australian Federal Government is considering the extension of the dividend withholding tax exemption to all types of foreign income derived by an Australian company.

Sales of ADSs or Ordinary Shares.    U.S. residents who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together with associates) 10% or more of the issued share capital of a public Australian company are not liable for Australian capital gains tax on the disposal of shares or ADSs of such company.

U.S. residents are subject to Australian capital gains tax on the disposal of shares or ADSs of a private Australian company where the disposal consideration exceeds the cost base unless such a gain is exempt from Australian tax under the Treaty. The rate of Australian tax on taxable capital gains realized by U.S. residents is 30% for companies for the 2003 income year (for most taxpayers, the year ending June 30, 2003). For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. U.S. residents who are subject to Australian tax on capital gains made on the disposal of shares or ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

A company listed on a stock exchange (a “Listed Company”) will be treated as a private company in respect of a fiscal year for Australian tax purposes if it is closely held (i.e. at any time during that fiscal year, not less than 75% of the paid up capital of the Company, voting power or dividend rights of such company are held by 20 or fewer persons), unless the Australian Commissioner of Taxation (the “Commissioner”), pursuant to the discretion granted to him, rules that such company will be treated as a public company for such fiscal year. As the ADSs are listed for quotation on Nasdaq, the Company will be deemed a Listed Company. The Company currently qualifies as a public Australian company; however, because the ownership of the Company must be continuously monitored, we cannot assure you that the Company will not become closely held, thereby losing its public company status. If the Company were to lose its public company status, it would become a private Australian company and the paragraph immediately preceding this one, would apply to the Company.

Non-residents of Australia who are securities dealers or in whose hands a profit on disposal of ADSs or Ordinary Shares is regarded as ordinary income and not as a capital gain (such ADSs and Ordinary Shares are referred to as “revenue assets”) will be subject to Australian income tax on Australian source profits arising on the disposal of the ADSs or Ordinary Shares, unless such profits are exempt from Australian tax under the Treaty. Prospective investors should consult their own tax advisors in determining whether the ADSs or Ordinary Shares are revenue assets because such a conclusion depends on the particular facts and circumstances of the individual investor.

Pursuant to the Treaty, capital gains or profits arising on the disposal of ADSs or Ordinary Shares which constitute “business profits” of an enterprise carried on by a U.S. resident who does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable are exempt from Australian tax. Refer, however, to “Proposed changes to the Treaty,” below. The term “business profits” is not defined in the Treaty and thus its meaning in the present context is that which the term has under Australian tax law. The Australian Courts have held that the term business profits is not confined to profits derived from the carrying on of a business but must embrace any profit of a business nature or commercial character. The term “permanent establishment” is defined in the Treaty to mean a fixed place of business through which an enterprise is carried on and includes an Australian branch of the U.S. resident and an agent (other than an agent of independent status) who is authorized to conclude contracts on behalf of the U.S. resident and habitually exercises that authority in Australia. Any capital gains or profits derived by a U.S. resident from the disposal of the ADSs or Ordinary Shares held as revenue assets (including gains derived by a securities dealer) will constitute business profits under the Treaty and, thus be exempt from Australian tax, provided that such holder does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable.

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

Proposed changes to the Treaty.    On September 27, 2001, the Governments of the United States and Australia signed a Protocol (“the Protocol”) amending the existing Treaty. The Protocol will come into force once the U.S. ratifies it and will not have effect in Australia before July 1, 2003.

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

Stamp Duty

Under the law as it currently stands, stamp duty is imposed in the Australian Capital Territory on any transfer of shares in a company incorporated under the Corporations Act that is taken to be registered in the Australian Capital Territory and will be payable on the transfer of Ordinary Shares in the Company. In the absence of a relevant exemption, duty will be payable on the transfer of Ordinary Shares in the Company at the rate of A$0.60 for each A$100.00 of the higher of the consideration paid or payable to acquire the Ordinary Shares and the unencumbered value of the Ordinary Shares. This duty is payable by the transferee.

Duty is chargeable on a dutiable transaction relating to ADRs that create an interest in an Ordinary Share, whether or not that transaction is effected in writing. Dutiable transactions include a transfer, an agreement for sale or transfer and a declaration of trust. The term ADR is specifically defined in the legislation and requires the depositary to hold the underlying Ordinary Shares as trustee for the ADR holder.

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

All documents relating to us to which we referred in this Annual Report, are available at our principal executive and registered offices at 327 Chisholm Road, Auburn, NSW 2144, Australia. Certain of our documents are also filed with the SEC and may be inspected on its website at www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM	11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

Our functional currency is the Australian dollar, although we transact a portion of our business in foreign currencies and accordingly have foreign currency exposure through our sales in the United States and purchases from overseas suppliers in U.S. dollars. We also have foreign currency exposure through our sales in the United Kingdom in Pounds sterling.

Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar. In our U.S. operations, however, we have not, and currently do not actively hedge against exchange rate fluctuations as the vast majority of the U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net income (loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

We utilize foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counter parties to the contracts are major financial institutions and the risk of loss to us in the event of non-performance by a counter party, is not significant. The notional amount of foreign currency forward contracts and the weighted average rates, are as follows:

	Year ended January 31, 2002	Year ended January 31, 2003	Year ended January 31, 2002		Year ended January 31, 2003
	(weighted average rate)		(In A$ thousands)
Buy Pounds sterling
Not later than one year	Nil	0.3529	$	Nil	$2,975

Sell U.S. dollars
Not later than one year	Nil	0.5632	$	Nil	$473

The fair value of these contracts at balance date, is not significant.

Interest Rate Risk

Because we have long term debt under the facilities with ANZ and Merrill Lynch, we are exposed to changes in interest rates.

The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 165 days. As of January 31, 2002 and 2003, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2002	January 31, 2003	January 31, 2002	January 31, 2003
	(In A$ thousands)		(Interest rate per annum)
Bank bills	$16,626	$12,682	5.6%	5.8%
Property loans	8,450	8,450	6.9% to 7.5%	6.9% to 7.5%

As of January 31, 2003 the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly.

Our total long-term debt matures as follows:

Year ending January 31,	(In A$ thousands)
2003	$—
2004	21,132

$21,132

The difference between the carrying value and fair value of long term debt is not significant.

ITEM	12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM	13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had any events of default under any of our existing credit facilities described in this Annual Report. We are not in arrears with regard to the payment of any dividends and have not issued any preferred stock.

ITEM 14. MATERIAL	MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Changes in Securities

On December 3, 1999 we announced that our Board of Directors had authorized the repurchase of up to 450,000 ADRs of Barbeques Galore Limited as market conditions become favorable. The repurchase program was to expire on January 31, 2002 or upon reaching an aggregate purchase quantity of 450,000 ADRs. Commencing March 23, 2001 and thereafter, we repurchased, at a cost of US$1,122,063 and from available resources, 425,000 ADRs on the open market, pursuant to the repurchase program.

ITEM	15. CONTROLS AND PROCEDURES

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended, within the 90 day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of that date.

(b) There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

ITEM	16.

Not applicable.

PART III

ITEM	17. FINANCIAL STATEMENTS

See Item 18 for a list of the Financial Statements filed as part of this Annual Report.

ITEM	18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

Independent Auditor’s Report.

Consolidated Balance Sheets as of January 31, 2002 and 2003.

Consolidated Statements of Operations and Other Comprehensive (Loss) Income for the years ended January 31, 2001, 2002 and 2003.

Consolidated Statements of Shareholders’ Equity for the years ended January 31, 2001, 2002 and 2003.

Consolidated Statements of Cash Flows for the years ended January 31, 2001, 2002 and 2003.

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

10.3

Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to Directors of the Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the Company.(2)

Exhibit Number

10.4

Major Agreements relating to the Registrant’s U.S. operating subsidiary’s credit facility with Merrill Lynch Business Financial Services Inc. (“Merrill Lynch”), including Term WCMA® Loan and Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA® Note, Loan and Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the Registrant relating to WCMA® Note, Loan and Security Agreement No. 9502340701; Unconditional Guaranty by the Registrant relating to WCMA® Note, Loan and Security Agreement No. 231-07710; Term WCMA® Note No. 9502340701; Letter dated November 27, 1996 from Merrill Lynch to Galore USA re: WCMA® line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore USA re: WCMA® line of credit variation; Letter Agreement dated January 20, 1998 from Merrill Lynch to Galore USA re: amendment to WCMA® Note, Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.(1)

10.12	Lease Agreement between the Company and Arrowood Investments, Inc., dated January 18, 2002 for the lease of real property located at 3355 East Cedar Street, Ontario, California 91761.(3)

10.13	Lease Agreement between the Company and Bake Orchard Partners, LLC, dated March 27, 2002 for the lease of real property located at 10 Orchard Road, Suite 200, Lake Forest, California 92630.(3)

21.1	List of controlled entities as of April 29, 2003.

23.1	Consent of KPMG.

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Sam Ruben Linz.

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for David Andrew James.

99.3	Amended Audit Committee Charter as of March 25, 2003.

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.
(2)	Previously filed in the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on September 21, 1998, and incorporated herein by reference.
(3)	Previously filed in the Registrant’s Annual Report on Form 20-F, filed with the Commission on May 1, 2002, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

BARBEQUES GALORE LIMITED

May 1, 2003	By	/s/ ROBERT GAVSHON
Robert Gavshon Deputy Chairman of the Board of Directors and General Counsel

CERTIFICATION

I, Sam Ruben Linz, certify that:

1.	I have reviewed this annual report on Form 20-F of Barbeques Galore Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 1, 2003

/s/ SAM RUBEN LINZ
Sam Ruben Linz Chairman of the Board and Director Principal Executive Officer

CERTIFICATION

I, David Andrew James, certify that:

1.	I have reviewed this annual report on Form 20-F of Barbeques Galore Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

May 1, 2003

/s/ DAVID ANDREW JAMES
David Andrew James Principal Financial and Accounting Officer

FINANCIAL STATEMENTS INDEX

INDEPENDENT AUDITOR’S REPORT

The Board of Directors and Shareholders

Barbeques Galore Limited

We have audited the accompanying consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of January 31, 2003 and 2002 and the related consolidated statements of operations and other comprehensive income (loss), shareholders’ equity and cash flows for the years ended January 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 2003 and 2002 and the results of their operations and their cash flows for the years ended January 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG
KPMG

March 20, 2003

Sydney, Australia

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	January 31, 2002	January 31, 2003	January 31, 2003
	(In A$ thousands except share data)		(In US$ thousands except share data— Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	35	38	22
Accounts receivable, net	13,238	9,489	5,583
Inventories, net	63,259	62,903	37,012
Deferred income taxes	1,182	2,857	1,681
Prepaid expenses and other current assets	2,009	1,445	850

Total current assets	79,723	76,732	45,148
Non-current assets:
Receivables from affiliates	896	1,244	732
Property, plant and equipment, net	37,236	32,138	18,910
Goodwill, net	1,126	1,126	663
Deferred income taxes	3,600	1,936	1,139
Other non-current assets	2,515	3,126	1,839

Total assets	$125,096	$116,302	$68,431

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$29,278	$28,018	$16,486
Payables to related parties	152	18	10
Current portion of obligations under capital leases	2,289	2,778	1,634
Income tax payable	—	1,314	773

Total current liabilities	31,719	32,128	18,903
Non-current liabilities:
Long-term debt	25,076	21,132	12,434
Obligations under capital leases, excluding current portion	4,124	3,060	1,800
Other long-term liabilities	1,885	229	135

Total liabilities	62,804	56,549	33,272

Shareholders’ equity:
Ordinary shares, no par value—authorized 27,437,853 shares; 4,541,652 issued shares; 4,116,652 outstanding shares	40,733	40,733	23,967
Accumulated other comprehensive income	8,725	2,804	1,650
Retained earnings	15,030	18,412	10,834

	64,488	61,949	36,451
Less: Treasury stock at cost—425,000 ordinary shares	(2,196)	(2,196)	(1,292)

Total shareholders’ equity	62,292	59,753	35,159

Total liabilities and shareholders’ equity	$125,096	$116,302	$68,431

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE INCOME (LOSS)

	Year ended January 31, 2001	Year ended January 31, 2002	Year ended January 31, 2003	Year ended January 31, 2003
	(In A$ thousands, except share and per share data)			(In US$ thousands, except share and per share data—Unaudited)
Net sales	$304,471	$333,276	$325,551	$179,331
Cost of goods sold, warehouse, distribution and occupancy costs	207,175	235,345	230,441	126,884

Gross profit	97,296	97,931	95,110	52,447
Selling, general and administrative expenses	87,365	97,047	89,679	49,304
Store pre-opening costs	639	137	139	78
Relocation and closure costs (gains)	—	2,207	(3,552)	(1,979)

Operating income (loss)	9,292	(1,460)	8,844	5,044
Equity in income of affiliates, net of tax	340	295	462	249
Interest expense	2,920	2,785	2,259	1,237

Income (loss) before income tax	6,712	(3,950)	7,047	4,056
Income tax expense (benefit)	2,229	(1,412)	2,526	1,464

Net income (loss)	4,483	(2,538)	4,521	2,592
Other comprehensive income (loss)	4,826	2,794	(5,921)	(3,262)

Net income (loss) after other comprehensive income (loss)	$9,309	$256	$(1,400)	$(670)

Earnings (loss) per share:
Basic	$0.99	$(0.60)	$1.10	$0.63

Diluted	$0.96	$(0.60)	$1.09	$0.63

Weighted average shares outstanding (in thousands):
Basic	4,542	4,231	4,117	4,117

Diluted	4,689	4,231	4,150	4,150

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Shares Outstanding	Ordinary Shares	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	(‘000)	(In A$ thousands, except share data)
Balances at January 31, 2000	4,542	$40,733	$1,105	$13,085	$—	$54,923
Net income	—	—	—	4,483	—	4,483
Foreign currency translation adjustment	—	—	4,826	—	—	4,826

Balances at January 31, 2001	4,542	40,733	5,931	17,568	—	64,232
Net (loss)	—	—	—	(2,538)	—	(2,538)
Foreign currency translation adjustment	—	—	2,794	—	—	2,794
Repurchase of ordinary shares—treasury stock	(425)	—	—	—	(2,196)	(2,196)

Balances at January 31, 2002	4,117	40,733	8,725	15,030	(2,196)	62,292
Net income	—	—	—	4,521	—	4,521
Dividend of A$0.2734 per share	—	—	—	(1,139)	—	(1,139)
Foreign currency translation adjustment	—	—	(5,921)	—	—	(5,921)

Balances at January 31, 2003	4,117	$40,733	$2,804	$18,412	$(2,196)	$59,753

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended January 31, 2001	Year ended January 31, 2002	Year ended January 31, 2003
	(In A$ thousands)
Cash flows from operating activities:
Net income (loss)	$4,483	$(2,538)	$4,521
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	7,594	7,712	6,782
Deferred income taxes	843	(1,611)	(11)
Amounts set aside to provisions	(278)	697	1,848
Undistributed loss (income) of affiliates	105	246	(31)
(Gain) loss on sale of property, plant and equipment	(30)	648	83
Changes in operating assets and liabilities:
Receivables and prepaid expenses	(3,424)	3,237	4,277
Inventories	(11,027)	1,736	229
Other assets	21	(33)	54
Accounts payable and accrued liabilities	1,566	4,127	(6,618)

Net cash (used in) provided by operating activities	(147)	14,221	11,134

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	332	337	95
Capital expenditures	(7,558)	(4,214)	(2,811)
Loan repayments received	106	—	—
Loan repayments (paid)	—	(254)	(1,048)

Net cash (used in) investing activities	(7,120)	(4,131)	(3,764)

Cash flows from financing activities:
Repayment of long-term debt	(21,500)	(31,500)	(29,500)
Proceeds from long-term debt	31,257	26,105	25,556
Principal payments under capital leases	(2,489)	(2,498)	(2,284)
Dividend paid	—	—	(1,139)
Repurchase of ordinary shares—treasury stock	—	(2,196)	—

Net cash provided by (used in) financing activities	7,268	(10,089)	(7,367)

Net increase in cash and cash equivalents	1	1	3
Cash and cash equivalents at beginning of period	33	34	35

Cash and cash equivalents at end of period	$34	$35	$38

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

(a)	Description of business

Barbeques Galore Limited (“Barbeques Galore” or “the Company”) is an Australian resident company which is involved in the manufacture of barbecues and heaters, and the wholesale and retail sale of barbecues, heaters, camping equipment, outdoor furniture, backyard products, leisure products and related accessories through Company-owned and licensed stores in Australia. The Company is also involved in the retailing, through Company-owned and franchised stores, of barbecues, fireplace equipment and accessories and backyard products, in the United States of America. The Company’s manufacturing operations are located in Australia.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(c)	Inventories

Inventories are comprised of raw materials and stores, work in progress and finished goods. Inventories are valued at the lower of cost or market using the first-in, first-out (“FIFO”) method.

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

Property, plant and equipment are stated at cost net of accumulated depreciation. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. The method of depreciation and estimable useful lives over which property, plant and equipment is depreciated, are as follows:

	Method	Years
Buildings	Straight line	40
Machinery and equipment	Straight line	8–12
Leasehold improvements	Straight line	5–20
Leased plant and equipment	Straight line	3–5

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(g)	Goodwill

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is no longer amortized but tested instead for impairment at least annually, pursuant to Financial Accounting Standards Board (“FASB”) Statement No. 142, Goodwill and Intangible Assets (“Statement 142”) which the Company adopted on February 1, 2002. The Company has also evaluated the impact of FASB Statement No. 141, Business Combinations which specifies the types of acquired intangible assets required to be recognized and reported separately from goodwill and those required to be included in goodwill and believes there will be no material impact on its results of operations, financial position or liquidity.

(h)	Product management and development, and advertising

Product management and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

	Year ended January 31, 2001	Year ended January 31, 2002	Year ended January 31, 2003
	(In A$ thousands)
Product management and development	$1,044	$1,076	$1,003
Advertising	13,588	15,325	13,629

(i)	Income taxes

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

The Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, in 1996, (“SFAS No 123”) under which it elected to continue following the provisions of Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, (“APB Opinion No 25”) and related interpretations for its share option plan. Generally, compensation expense is recorded on the date of grant only if the market price of the underlying share exceeded the exercise price.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue (net of returns and allowances) is recognized at the point of shipment for wholesale sales to external customers and the point of sale for retail goods. Revenue from licensing fees and royalties are recognized as they accrue.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The information in U.S. dollars in the consolidated balance sheets and consolidated statements of operations and other comprehensive income (loss) is presented solely for the convenience of the reader and has been translated at the spot rate on January 31, 2003 of US$0.5884 per A$1.00 and at the average rate for each quarter in respect of the fiscal year ended January 31, 2003 which equates to an annual equivalent of US$0.5509 per A$1.00, respectively. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate.

(u)	Other comprehensive income (loss)

The only component of other comprehensive income (loss) that impacts the Company is foreign currency translation adjustments pursuant to the translation of the assets and liabilities of the Company’s overseas subsidiaries. The net gain (loss) associated with the foreign currency translation adjustments for the years ended January 31, 2001, 2002 and 2003 was A$4,826,000, A$2,794,000 and A$(5,921,000), respectively. Accumulated other comprehensive income at January 31, 2002 and 2003 consisted solely of foreign currency translation adjustments with credit balances of A$8.7 million and A$2.8 million, respectively.

(v)	Goods and Services Tax

A Goods and Services Tax (“GST”) was introduced in Australia from July 1, 2000. The GST is not included in reported sales since July 1, 2000. A wholesale sales tax on sales in effect in Australia prior to July 1, 2000 was abolished as of that date. Sales tax amounts were included in sales and cost of goods sold for all periods presented prior to July 1, 2000.

Revenues, expenses and assets are recognized net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (“ATO”). In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of an item of the expense.

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

The Company utilizes foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counterparties to the contracts are major financial institutions

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and the risk of loss to the Company in the event of non-performance by a counterparty is not significant. The notional amount of foreign currency forward contracts and the weighted average rates, are as follows:

	Year ended January 31, 2002	Year ended January 31, 2003	Year ended January 31, 2002		Year ended January 31, 2003
	(weighted average rate)		(In A$ thousands)
Buy Pounds sterling
Not later than one year	Nil	0.3529	$	Nil	$2,975

Sell U.S. dollars
Not later than one year	Nil	0.5632	$	Nil	$473

The fair value of these contracts at balance date, is not significant.

3.	Accounts Receivable

Accounts receivable consists of the following:

	January 31, 2002	January 31, 2003
	(In A$ thousands)
Trade accounts receivable	$13,088	$9,742
Less: Reserve for doubtful accounts	(270)	(370)

	12,818	9,372
Other receivables	420	117

	$13,238	$9,489

4.	Inventories

The major classes of inventories are as follows:

	January 31, 2002	January 31, 2003
	(In A$ thousands)
Finished goods	$58,575	$58,881
Work in progress	1,705	1,719
Raw materials	3,451	2,902

	63,731	63,502
Less: Reserve for obsolescence	(472)	(599)

	$63,259	$62,903

5.	Investments in Affiliated Companies

Investments in affiliated companies consist of a one-third ownership of the ordinary shares in each of Bromic Pty Limited and subsidiaries (“Bromic”), an Australian group which imports and distributes componentry to the gas and appliance industries and Renegade Gas Pty Limited (“Renegade”), an Australian industrial and gas distributor. The remaining 50% of the ordinary shares of GLG Trading Pte Limited (“GLG”), a

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Singapore company which acted as a buying office for the Company and other third parties until cessation of that activity on December 31, 2001, was acquired by the Company as of May 2, 2002 as a result of which, GLG is now a wholly-owned subsidiary. The buying office has been dismantled and the administration of Asian purchases is currently being handled from Hong Kong.

Bromic provides liquid petroleum gas cylinders and related products such as manifolds, bundy tubes, glass and barbecue ignitions to the Company. Renegade supplies the L.P. gas which is used to power the gas-operated forklifts at the Company’s manufacturing and distribution sites. Sales to affiliated companies are not significant. Interest is also charged on amounts owing by affiliates at commercial rates but is not significant. Amounts owing by affiliates are in relation to cash advances.

Prices charged between the Company and its affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end, are as follows:

	Year ended January 31, 2001	Year ended January 31, 2002	Year ended January 31, 2003
	(In A$ thousands)
Purchases from affiliates:
—Bromic Pty Limited	$2,777	$2,207	$2,248
—GLG Trading Pte Limited	12,403	15,728	—
—Renegade Gas Pty Limited	—	—	23

	$15,180	$17,935	$2,271

Dividends received or due and receivable from affiliates:
—Bromic Pty Limited	$200	$340	$330
—GLG Trading Pte Limited	226	202	100

	$426	$542	$430

	January 31, 2002	January 31, 2003
	(In A$ thousands)
Receivables from affiliates (net):
—Bromic Pty Limited	$648	$1,108
—GLG Trading Pte Limited	248	136

	$896	$1,244

Investments in affiliates	$703	$735

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in affiliates are included in the balance sheet as other non-current assets. The investments in these companies are carried at the equity accounted value representing cost plus the Company’s share of undistributed profits, less dividends. Combined summarized and unaudited financial data as at and for the years ended January 31, 2001, 2002 and 2003, is as follows:

	January 31, 2001	January 31, 2002	January 31, 2003
	(In A$ thousands)
Current assets	$10,102	$11,748	$12,279
Current liabilities	(5,711)	(9,893)	(9,098)

Working capital	4,391	1,855	3,181
Property, plant and equipment, net	1,237	6,618	7,591
Other assets	684	964	1,015
Long-term debt	(2,194)	(5,532)	(6,061)

Shareholders’ equity	$4,118	$3,905	$5,726

Sales	$21,396	$24,199	$31,996

Gross profit	$3,923	$6,916	$8,069

Net income	$777	$1,085	$1,188

Income statement information has been presented for the respective twelve-month periods ended January 31, 2003. The year-end dates of Bromic and Renegade are June 30 and that of GLG, December 31.

6.	Property, Plant and Equipment

	January 31, 2002	January 31, 2003
	(In A$ thousands)
Land and buildings	$9,546	$9,566
Machinery and equipment	31,630	31,382
Leasehold improvements	19,403	16,582
Assets under capital leases	12,573	12,886

	73,152	70,416
Less: Accumulated depreciation/amortization	(35,916)	(38,278)

	$37,236	$32,138

7.	Goodwill

	January 31, 2002	January 31, 2003
	(In A$ thousands)
Goodwill	$1,724	$1,724
Less: Accumulated amortization	(598)	(598)

	$1,126	$1,126

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents reported net income (loss) adjusted to exclude goodwill amortization which is no longer recorded pursuant to Statement 142, effective February 1, 2002.

	Year ended January 31,
	2001	2002	2003
	(In A$ thousands, except per share data)
Net income (loss)
As reported	$4,483	$(2,538)	$4,521
Goodwill amortization (net of tax)	89	36	—

Adjusted net income (loss)	$4,572	$(2,502)	$4,521

Basic earnings (loss) per share
As reported	$0.99	$(0.60)	$1.10
Goodwill amortization	0.02	0.01	—

Adjusted basic earnings (loss) per share	$1.01	$(0.59)	$1.10

Diluted earnings (loss) per share
As reported	$0.96	$(0.60)	$1.09
Goodwill amortization	0.02	0.01	—

Adjusted diluted earnings (loss) per share	$0.98	$(0.59)	$1.09

8.	Leases

The Company is obligated under various capital leases for store improvements and certain machinery and equipment that expire in the main, at various dates during the next five years. The capital leases for store improvements relate to the purchase of furniture and fixtures installed in retail stores. These retail stores are all managed under operating leases. Machinery and equipment under capital leases include leased machinery, office furniture and fixtures and certain motor vehicles. All capital lease liabilities are secured by the asset to which the lease relates. The gross amount of store improvements and machinery and equipment and related accumulated amortization recorded under capital leases is as follows:

	January 31, 2002	January 31, 2003
	(In A$ thousands)
Store improvements	$4,185	$4,787
Machinery and equipment	8,388	8,099

	12,573	12,886
Less: Accumulated amortization	(5,524)	(6,182)

	$7,049	$6,704

The Company also has entered into non-cancelable operating leases, primarily for retail stores. These leases generally contain renewal options for periods ranging in the main, from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) consisted of the following:

	January 31, 2001	January 31, 2002	January 31, 2003
	(In A$ thousands)
Rental expenses	$23,071	$26,939	$26,182

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum capital lease payments and future minimum lease payments under non-cancelable operating leases as of January 31, 2003 are:

	Capital leases	Operating leases
	(in A$ thousands)
Year ending January 31,
2004	$3,115	$20,647
2005	1,804	18,362
2006	984	14,441
2007	446	11,350
2008	197	8,326
Years subsequent to 2008	—	14,115

Total minimum lease payments	6,546	$87,241

Less: Amounts representing interest	(708)

Present value of net minimum capital lease payments	5,838
Less: Current portion of obligations under capital leases	2,778

Obligations under capital leases, excluding current portion	$3,060

9.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	January 31, 2002	January 31, 2003
	(In A$ thousands)
Trade accounts payable	$14,570	$9,294
Accrued liabilities	11,077	12,335
Employee benefits	2,662	2,810
Other	969	3,579

	$29,278	$28,018

10.	Long-Term Debt

Long-term debt consists of the following:

	January 31, 2002	January 31, 2003
	(In A$ thousands)
Non-current:
Bank bills	$16,626	$12,682
Property loans	8,450	8,450

	$25,076	$21,132

The Company and its subsidiaries have access to a facility with Australia and New Zealand Banking Group Limited (“ANZ”) (the “ANZ Facility”) up to A$55,800,000, comprising real property loans in principal amount of A$8,450,000 (secured by registered first mortgages over the respective freehold properties of the Company),

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

overdraft, leasing, interchangeable and commercial bill acceptance discount facilities in principal amount of A$39,600,000 and foreign currency and other facilities in principal amount of A$7,750,000. As of January 31, 2003 the Company had not utilized A$29,692,718 of the total facility. The ANZ Facility is secured by a first security interest over the Company’s present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility detailed below) in all the Company’s assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company as well as The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore USA”).

The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to approximately 165 days. As of January 31, 2002 and 2003, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2002	January 31, 2003	January 31, 2002	January 31, 2003
	(In A$ thousands)		(Interest rate per annum)
Bank bills	$16,626	$12,682	5.6%	5.8%
Property loans	8,450	8,450	6.9% to 7.5%	6.9% to 7.5%

All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company’s performance and the normal terms and conditions, including financial covenants, applicable to bank lending. Historically, the Company has renegotiated its credit facilities on similar terms and conditions and, as the Company is able to roll-over bank bills (generally taken out for periods varying from approximately 30 to 90 days), the outstanding balance relating to bank bills and property loans is classified as a non-current liability.

Barbeques Galore, Inc., the Company’s U.S. operating subsidiary, has access to a credit facility with Merrill Lynch Business Financial Services, Inc. (“Merrill Lynch”). As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the “Merrill Lynch Facility”). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc. As at January 31, 2003, there were no drawings against this facility.

The Company’s total long-term debt matures as follows:

Year ending January 31,	(In A$ thousands)
2004	$—
2005	21,132

$21,132

11.	Income Taxes

Income (loss) before income tax was taxed under the following jurisdictions:

	Year ended January 31, 2001	Year ended January 31, 2002	Year ended January 31, 2003
	(In A$ thousands)
Australia	$6,396	$767	$8,371
United States	316	(4,717)	(1,324)

	$6,712	$(3,950)	$7,047

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax expense (benefit) is presented below:

	Year ended January 31, 2001	Year ended January 31, 2002	Year ended January 31, 2003
	(In A$ thousands)
Current:
Australia	$1,125	$1,263	$2,460
United States	262	(1,064)	77

	1,387	199	2,537

Deferred:
Australia	1,148	(954)	(158)
United States	(306)	(657)	147

	842	(1,611)	(11)

	$2,229	$(1,412)	$2,526

Income tax expense (benefit) differed from the amounts computed by applying the Australian federal income tax rate of 30% (year ended January 31, 2002: 30%; year ended January 31, 2001: 34%) to pretax income (loss) as a result of the following:

	Year ended January 31, 2001	Year ended January 31, 2002	Year ended January 31, 2003
	(In A$ thousands)
Computed “expected” tax expense (benefit)	$2,282	$(1,185)	$2,114
Increase (reduction) in income taxes resulting from:
Write-off of deferred tax assets to reflect recoverable amount	—	—	354
State taxes, net of federal tax benefit	37	(181)	(59)
Equity in earnings of affiliates not subject to taxation	(141)	(89)	(139)
Prior year adjustment	—	—	299
Other, net	51	43	(43)

	$2,229	$(1,412)	$2,526

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability is presented below:

	January 31, 2002	January 31, 2003
	(In A$ thousands)
Deferred tax assets:
Provisions not presently deductible	$1,710	$2,203
Plant and equipment, due to differences in depreciation	1,662	1,573
Inventories, due to capitalized costs	1,225	1,037
Leases, due to differences in lease payments, interest and amortization	(133)	(215)
Net operating loss carryforward	113	53
Other	254	205

Total deferred tax assets	$4,831	$4,856

Deferred tax liability:
Prepayments	49	63

Total deferred tax liability	$49	$63

Net deferred tax asset	$4,782	$4,793

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

12.    Share Option Plans

(a)    Executive Share Option Plan (the “Executive Plan”)

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

The options granted under the Executive Plan expired by their terms on February 1, 2002, the day the Executive Plan lapsed. No options granted under the Executive Plan were exercised prior to its lapse.

(b)    1997 Share Option Plan (the “1997 Plan”)

Under the terms of the Company’s 1997 Plan, a total of 1,056,338 Ordinary Shares have been authorized for issuance. The 1997 Plan was adopted by the Board of Directors on October 1, 1997 and approved by shareholders as of October 7, 1997.

The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one per cent (1%) of the Ordinary Shares outstanding on December 31 of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive option grants for more than 200,000 Ordinary Shares per calendar year. Pursuant to a resolution of shareholders passed at the Company’s Annual General Meeting on June 14, 2002, the maximum number of options which may be granted to any single individual in the 1997 Plan, was increased to 200,000 Ordinary Shares per fiscal year.

The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company’s employ or service (including officers and other employees, non-employee Board members, consultants and other independent advisers of the Company, or any parent or subsidiary) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five per cent (85%) of their fair market value on the option grant date.

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

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Board of Directors, pursuant to a meeting on September 1, 1998, granted options to a Director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of the directors on January 10, 2000 and replaced with options granted to the same Director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003, (none of which were exercised), January 7, 2004 and December 7, 2004.

As a result of decreases in the market price of the Company’s Ordinary Shares during the latter part of 1998, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancelation/re-grant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an “Old Option”) was canceled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a “New Option”), was granted in replacement thereof. The New Options became/are exercisable in three equal installments on November 9, 2001 and November 9, 2002, respectively, (none of which were exercised) and October 9, 2003. All other terms and conditions of the New Options are substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were canceled and re-granted under the program. In addition to the cancelation and re-grant program on November 9, 1998, the Board of Directors granted further options to directors, a member of senior management and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above. During the fiscal year ended January 31, 2003, a total of 20,800 in aggregate of New Options and options, exercisable at US$5.20 per Ordinary Share, were forfeited.

Pursuant to the aforementioned circulating resolution of directors, further options were granted to directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal installments on January 7, 2003, (none of which were exercised), January 7, 2004 and December 7, 2004. During the fiscal year ended January 31, 2003, a total of 7,950 options, exercisable at US$6.38 per Ordinary Share, were forfeited.

The incremental value of the 177,200 regranted New Options was A$1.54 per option, which, when added to the compensation cost per the original option of A$8.04, resulted in a total compensation cost from the date of re-grant, of A$9.58. The fair value of the 48,250 share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 4.7%; no dividend yield and volatility of 84.42%.

The fair value of the 17,646 and 143,820 share option grants was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.7%; no dividend yield and volatility of 78.35%.

The fair value of the share option grants during the fiscal year ended January 31, 2003, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

•	84,686 share options; weighted average risk-free interest rate of 5.29%; no dividend yield and volatility of 41.93%.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	68,850 share options; weighted average risk-free interest rate of 5.18%; no dividend yield and volatility of 41.93%.

•	118,352 share options; weighted average risk-free interest rate of 4.72%; no dividend yield and volatility of 41.93%.

The expected lives and fair value of the options as at grant date are as hereunder:

Number of Options	Expected Lives (yrs)	Weighted Average Fair Value Per Option
155,450	4.8	A$8.47
140,516	4.9	6.60
84,686	5.5	2.04
64,100	5.4	3.20
118,352	5.3	2.13

563,104		A$5.10

A summary of the status of the Company’s Executive Plan and 1997 Plan as of January 31, 2001, 2002 and 2003 and changes during the periods ended on those dates is presented below:

	Options	Weighted- average exercise price		Options exercisable at year end
Outstanding balance at January 31, 2000	578,154		8.70	203,038	(1)

Forfeited	(12,900)		8.58

Outstanding balance at January 31, 2001	565,254		8.70	203,038	(1)

Forfeited	(37,500)		8.61

Outstanding balance at January 31, 2002	527,754	A$	8.71	203,038	(1)

Lapsed—(Executive Plan)	(203,038)		8.38
Granted	271,888		5.79
Forfeited	(33,500)		8.51

Outstanding balance at January 31, 2003	563,104	A$	7.43	267,138

(1)	Relates to the Executive Plan which lapsed on February 1, 2002.

The weighted average fair value of options granted during the years ended January 31, 2001, 2002 and 2003 was A$nil, A$nil and A$2.37, respectively.

The following table summarizes information about share options outstanding at January 31, 2003:

Number outstanding at January 31, 2003	Weighted-average remaining contractual life (years)	Weighted- average exercise price
155,450	0.8	A$8.20
140,516	1.9	9.75
64,100	4.7	7.72
84,686	4.7	4.85
118,352	4.7	5.34

563,104	2.9	A$7.43

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company applies APB Opinion No. 25 in accounting for its share option plans and, accordingly, no compensation cost has been recognized for its share options in the years ended January 31, 2001, 2002 and 2003 respectively.

The following table summarizes the pro forma net income (loss) had compensation costs been determined based on the fair value at grant date for the Company’s share options under SFAS No. 123:

	Year ended January 31,
	2001	2002	2003
	(In A$ thousands, except per share data)
Net income (loss)
As reported	$4,483	(2,538)	$4,521
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(482)	(336)	(285)

Pro forma	$4,001	$(2,874)	$4,236

Basic earnings (loss) per share
As reported	$0.99	$(0.60)	$1.10
Pro forma	$0.88	$(0.68)	$1.03
Diluted earnings (loss) per share
As reported	$0.96	$(0.60)	$1.09
Pro forma	$0.85	$(0.68)	$1.02

13.	Commitments and Contingencies

There are no material legal proceedings pending against the Company. The Company is involved in various product liability claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company placed a major portion of its insurances with HIH Casualty and General Insurance Limited (“HIH”) during the 12 months ending June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) have been placed into liquidation. The Company has replaced its insurances with other insurers and has some claims against it on foot in relation to the period during which it enjoyed cover with HIH, the outcome of which, in the opinion of management, is not likely to have a material adverse effect on the Company’s business, results of options or financial condition. Furthermore, to the best of its knowledge and belief, it is unaware of any further material claims which may arise against it in relation to any events during the period of cover with HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group, were such claims to arise.

Barbeques Galore, Inc., has been served with proposed assessments of additional General Excise Tax, including penalties and interest, from the Department of Taxation—State of Hawaii, amounting in aggregate to US$264,570 in relation to a store operated on a Military Naval Base on Hawaii. The matter has been referred to Counsel and in the opinion of management, based on the preliminary advice received, the Company has viable defences to the proposed assessments such that the ultimate disposal of these assessments will not have a material adverse effect on the business, results of operations or financial condition.

14.	Segments and Related Information

The Company is engaged in the retail industry and operates through stores located in two geographic segments, Australia and the United States.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting policies of the reportable segments are the same as those described in note 1 of Notes to Consolidated Financial Statements. The Company measures the performance of its operating segments based on gross profit and operating income, which is defined as income before equity income of affiliates, net of tax, interest expense and income taxes. In addition, the operating income of the United States does not include all the income (loss) attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

Summarized financial information concerning the Company’s reportable segments is as follows:

	Australia	United States	Total
	(In A$ thousands)
12 months to January 31, 2003
Revenues from external customers	$139,731	$185,820	$325,551

Gross profit	$42,579	$52,531	$95,110

Operating income (loss)	$11,208	$(2,364)	$8,844

Depreciation and amortization	$3,777	$3,005	$6,782

Capital expenditures	$1,730	$1,081	$2,811

Total assets	$66,058	$50,244	$116,302

12 months to January 31, 2002
Revenues from external customers	$141,806	$191,470	$333,276

Gross profit	$42,185	$55,746	$97,931

Operating income (loss)	$2,965	$(4,425)	$(1,460)

Depreciation and amortization	$4,010	$3,702	$7,712

Capital expenditures	$626	$3,588	$4,214

Total assets	$64,460	$60,636	$125,096

12 months to January 31, 2001
Revenues from external customers	$141,701	$162,770	$304,471

Gross profit	$47,074	$50,222	$97,296

Operating income	$8,962	$330	$9,292

Depreciation and amortization	$4,332	$3,262	$7,594

Capital expenditures	$1,766	$5,792	$7,558

Total assets	$73,861	$57,636	$131,497

15.    Related Party Transactions

Messrs Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand, to the Company to be used for general corporate purposes at rates approximately 2% per annum below the overdraft rate charged to the Company by its bankers.

	Year ended January 31,
	2001	2002	2003
	(In A$ thousands)
Interest costs incurred in respect of amounts advanced by directors or director related entities	$33	$14	$3

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Supplemental Disclosure of Cash Flow Information

	Year ended January 31,
	2001	2002	2003
	(In A$ thousands)
Cash paid during the period for:
Interest	$2,333	$2,484	$2,056
Income taxes	2,499	4,157	1,837

The Company acquired plant and equipment by means of capital leases, which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

	Year ended January 31,
	2001	2002	2003
	(In A$ thousands)
Equipment acquired under capital leases	$3,465	$293	$1,709

17.    Pension Plans

The Company has two superannuation funds, Barbeques Galore CustomSuper Plan (for all permanent full time and part time employees) and Barbeques Galore SuperLeader Plan (for all casual employees) which are managed under the AMP CustomSuper and SuperLeader Master Trust Deeds respectively. Both funds are successors to the defined contribution pension plans established by the Company and its Australian subsidiaries for the provision of benefits to its Australian employees on retirement, death or disability.

The Company also sponsors a defined contribution plan in the United States covering substantially all employees who meet specified age and service requirements. Company contributions are discretionary.

Contributions expensed under these plans were as follows:

	Year ended January 31,
	2001	2002	2003
	(In A$ thousands)
Contribution expense	$1,898	$1,818	$1,954

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	Earnings (Loss) Per Share

	Year ended January 31, 2001			Year ended January 31, 2002			Year ended January 31, 2003
	Income	Shares	Per share amount	Income	Shares	Per share amount	Income	Shares	Per share amount
	(In A$ thousands, except share and per share data)
Net income (loss)	$4,483			$(2,538)			$4,521

Basic earnings (loss) per share:
Net income (loss) available to common shareholders	4,483	4,542	$0.99	(2,538)	4,231	$(0.60)	4,521	4,117	$1.10

Effect of dilutive securities:
Options deemed exercised		147			—			33

Diluted earnings per share:
Net income (loss) available to common shareholders plus assumed conversions	$4,483	4,689	$0.96	$(2,538)	4,231	$(0.60)	$4,521	4,150	$1.09

19.	Relocation and Closure Costs (Gains)

During the year ended January 31, 2002, the Company incurred closure costs totaling A$2,207,000 as a result of a decision to close seven U.S. stores, two of which were closed during the 2002 fiscal year, one during February 2002 and a further four due for closure prior to January 2003. These stores were identified as requiring closure as a result of historic underperformance. Closure costs of A$1.2 million were incurred comprising A$611,000 in relation to the write down of leasehold improvements, A$194,000 in relation to lease buy-out costs, A$248,000 in relation to future contractual lease costs to be incurred following closure and prior to sub-lease and A$125,000 in relation to commission expenses associated with sub-leasing the stores.

In addition costs amounting to A$1.0 million were provided for as of January 31, 2002 in respect of those stores to be closed during the forthcoming fiscal year. These costs comprising the following:

•	write-down of leasehold improvements totaling A$407,000;

•	lease buyout costs of A$291,000;

•	A$186,000 set aside to cover contractual rental costs to be incurred following closure of the stores and prior to sub-lease; and

•	A$145,000 in commission expenses relating to the sub-leasing of these stores.

The provision for store closure costs as of January 31, 2003 has been arrived at as follows:

	Asset impairment		Lease buyout		Rent		Commission		Total
	(In A$ thousands)
Opening balance	A$	407	A$	291	A$	186	A$	145	A$	1,029
Additional store closure costs(1)		153		—		54		36		243
Additional amounts provided		—		—		171		—		171
Utilized during the year		(560)		—		(96)		—		(656)

Closing balance	A$	—	A$	291	A$	315	A$	181	A$	787

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	During August 2002, a further one U.S. store was identified for closure in fiscal 2004 pursuant to historical underperformance.

The closure provision of A$787,000 relates to two remaining U.S. stores identified for closure during fiscal 2003 that will now be closed during fiscal 2004 amounting to A$681,000 and the further one U.S. store identified for closure during fiscal 2004 amounting to A$106,000.

During the year ended January 31, 2003, the Company received A$4.1 million from the State Rail Authority in relation to the expropriation of leasehold property occupied by the Chatswood, Australia store. This was offset by an additional A$0.4 million in connection with a further amount required in relation to a store identified for closure during fiscal 2003, pursuant to historical underperformance, a further one U.S. store identified for closure in fiscal 2004 for similar reasons and A$0.2 million of professional fees, advertising expenses and asset write-offs relating to the Chatswood store.

20.	Post Balance Sheet Events

Subsequent to the fiscal year end, the Company determined to downsize its manufacturing operation in Sydney, Australia. This downsizing is part of the Company’s plan for implementing potentially significant cost savings and margin enhancement opportunities with the sourcing of a number of its proprietary barbecues from China. The cost of this downsizing and the benefits which will flow have not been fully quantified at this time. The benefits are anticipated to begin to flow through during fiscal 2004. The full financial impact of this determination will be recognized in fiscal 2004 pursuant to SFAS 146, Accounting for costs associated with exit or disposal activities.

On April 5, 2003, a Company-owned store in Keswick, South Australia was totally destroyed by fire. The Company believes that it is adequately covered by insurance and is currently looking at options to re-establish the store at the same or other locations.