Form 20-F
period 2004-01-31
BARBEQUES GALORE LTD
filed 2004-04-30
CIK 1047326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2004

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

Item 17  ☐    Item 18  ☒

TRADEMARKS

BARBEQUES GALORE, TURBO, CAPT’N COOK, COOK-ON, BAR-B-CHEF, TURBO APOLLO, KENT and KENT - THE FLAME OF THE FUTURE, are federally registered trademarks and/or service marks in the United States. We use the phrases EVERYTHING YOU NEED FOR BARBECUING, AMERICA’S LARGEST CHAIN OF BARBEQUE STORES and RIGHT IN YOUR BACKYARD as common-law trademarks in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, we have registered, among others, the names NORSEMAN, KENT and SAXON and additionally use the phrases GOOD TIMES GALORE and WE KNOW THE OUTDOORS INSIDE OUT, as common-law trademarks. This Annual Report contains other trade names, trademarks and service marks of ours and other organizations.

i

This Annual Report on Form 20-F (“Annual Report”) report contains certain statements of a forward-looking nature relating to future events affecting Barbeques Galore Limited (“Barbeques Galore” or the “company”), a public limited company organized under the laws of Australia, or the markets or industries in which it operates or the future financial performance of the company. Such statements convey our expectations, hopes, beliefs, intentions, or strategies regarding the future. These statements use words among others such as “expect”, “will”, “may”, “anticipate”, “goal”, “intend”, “seek”, “believe”, “plan”, “strategy”, “estimate”, “project” and derivatives of such words. These forward looking statements include statements regarding:

•	the sufficiency of our working capital;

•	the seasonality of our business;

•	the expected impact of foreign currency fluctuations;

•	the availability of necessary supplies;

•	the expected timing of financial benefits from downsizing our Sydney manufacturing operations;

•	our ability to realize benefits from new, lower cost manufacturing alliances in China;

•	our growth strategies;

•	our plans with regard to store openings and closings;

•	the success of our new store formats and our ability to successfully launch a revitalized marketing and advertising campaign;

•	the expected costs and other effects of the closure of retail stores;

•	the anticipated adequacy and efficiencies of new distribution facilities;

•	the anticipated effects of being unable to purchase any particular line of products for resale;

•	the expected impact of changes in accounting standards;

•	the adequacy of our accounting reserves;

•	the timing and effects of changes in tax laws;

•	the expected results of ongoing litigation;

•	the expected effect of tax assessments;

•	our ability to take advantage of deferred tax assets; and

•	our plans to introduce automated store inventory replenishment systems.

We caution you that such statements are only predictions and that actual events or results may differ materially. These forward looking statements are based on information available to us on the date hereof and we assume no obligation to update any such forward looking statements. Our actual results and timing of certain events could differ materially from those in such forward looking statements due to a number of factors, including but not limited to, general economic conditions, the weather in areas in which we conduct business, the uncertainties of litigation, our ability to meet the covenants in our credit facilities, the accuracy of our estimates, the final amount of tax assessments, the popularity of certain products and our working capital needs, as well as the matters set forth under the caption “Item 3. Key Information - D. Risk Factors”. In addition, you should carefully review the other information contained in this Annual Report and in our periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”). Unless the context requires otherwise, references to “Barbeques Galore”, “we”, “our”, “us” and similar terms, refer to Barbeques Galore Limited and its controlled entities.

PART I

ITEM	1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM	2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM	3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected financial data as of January 31, 2000, 2001 and 2002 and for the fiscal years ended January 31, 2000 and 2001, is derived from our audited consolidated financial statements. We have not, however, included our audited consolidated financial statements for those periods in this Annual Report. The selected financial data as of January 31, 2003 and 2004 and for the fiscal years ended January 31, 2002, 2003 and 2004, is derived from our audited financial statements, audited by KPMG, independent auditors and included in “Item 18. Financial Statements”. Our consolidated financial statements are prepared in accordance with U.S. GAAP.

	Year Ended January 31,
	2004			2003			2002		2001		2000
	(In A$ thousands, except per share and selected U.S. operating data)
Statement of Operations Data:
Net sales		$294,029			$325,551			$333,276		$304,471		$260,683
Cost of goods sold, warehouse, distribution and occupancy costs		207,514			230,441			235,345		207,175		176,261

Gross profit		86,515			95,110			97,931		97,296		84,422
Selling, general and administrative expenses		85,584			89,679			97,047		87,365		72,358
Store pre-opening costs		14			139			137		639		411
Relocation and closure costs (gains)		3,247	(1)		(3,552	)(2)		2,207 (3)		—		—
Other (income)		(3,004	)(4)		—			—		—		—

Operating income (loss)		674			8,844			(1,460)		9,292		11,653
Equity in (loss) income of affiliates		(218)			462			295		340		551
Interest expense		2,044			2,259			2,785		2,920		2,276

(Loss) income before income tax		(1,588)			7,047			(3,950)		6,712		9,928
Income tax (benefit) expense		(1,052)			2,526			(1,412)		2,229		3,714

Net (loss) income		$(536)			$4,521			$(2,538)		$4,483		$6,214

(Loss) earnings per share(5)
Basic		$(0.13)			$1.10			$(0.60)		$0.99		$1.37

Diluted		$(0.13)			$1.09			$(0.60)		$0.96		$1.34

Dividend declared per share	A$	0.30		A$	0.27			—		—		—

Dividend declared per share	US$	0.20		US$	0.15			—		—		—

Weighted average shares outstanding(5)
Basic		4,117			4,117			4,231		4,542		4,542

Diluted		4,117			4,150			4,231		4,689		4,633

In thousands
Balance Sheet Data:
Working capital		$45,715			$44,604			$48,004		$56,520		$41,210
Total assets		106,161			116,302			125,096		131,497		112,879
Total long-term debt		24,113			24,192			29,200		36,554		25,929
Net assets		49,843			59,753			62,292		64,232		54,923
Share capital		38,537			38,537			38,537		40,733		40,733
Ordinary shares outstanding		4,117			4,117			4,117		4,542		4,542

Selected U.S. Operating Data:
Stores open at period-end(6)		61			60			63		61		51
Average net sales per store (in thousands)(7)	US$	1,580		US$	1,499		US$	1,450	US$	1,515	US$	1,484
Comparable store sales increase (decrease)(8)		5.5%			1.9%			(2.6%)		6.4%		14.6%
Selling square feet (in thousands)		209.9			216.8			219.4		195.7		168.7
Sales per selling square foot	US$	453		US$	420		US$	403	US$	376	US$	413

Selected Australian Operating Data:
Stores open at period-end		39			35			36		35		35
Average net sales per store (in thousands)(7)		$2,459			$2,488			$2,634		$2,671		$2,666
Comparable store sales (decrease) increase(9)		(1.0%)			0.3%			(0.2%)		1.4%		3.9%
Selling square feet (in thousands)		348.6			337.3			356.9		348.3		332.3
Sales per selling square foot		$265			$272			$262		$273		$289

(1)	Relates to the A$3.98 million incurred in connection with the previously announced down-sizing of our manufacturing operations in Sydney, Australia and the surplus arising pursuant to an insurance payment received primarily for the fixed assets destroyed in the Keswick, Australia store fire on April 5, 2003.

(2)	Relates to compensation of A$4.1 million received from the State Rail Authority in relation to the expropriation of leasehold property occupied by the Chatswood, Australia store. This was offset by A$0.2 million of professional fees, advertising expenses and asset write-offs relating to the Chatswood store and, an additional A$0.4 million in connection with a further amount required in relation to a store originally identified for closure during fiscal 2003 pursuant to historical underperformance and one U.S. store identified for closure in fiscal 2004 for similar reasons. During fiscal 2004, two of the five stores in total which had been identified for closure, were closed and the amounts reserved for two stores were reversed, following a decision to continue trading pursuant to an improvement in performance. One store now remains identified for closure.

(3)	Relates to the closure of seven U.S. stores, two of which were closed during the fiscal year ended January 31, 2002, one during February 2002 and a further four due for closure prior to January 2003.

(4)	Relates primarily to the surplus of A$(3.611) million pursuant to the disposal of two Australian properties as part of a plan to consolidate our Sydney distribution center and corporate headquarters and to contract out part of our storage and bulk distribution, to third parties, offset by a provision of A$565,000 in relation to certain temporary workers’ physical damages claims which did not enjoy insurance cover as a result of our former insurance provider having been placed into liquidation as outlined on page 9. One of these claims is now the subject of a court appeal by the company.

(5)	Basic (loss) earnings per share are computed by dividing net (loss) income available to ordinary shareholders, by the weighted average number of ordinary shares. Diluted (loss) earnings per share are computed by dividing net (loss) income available to ordinary shareholders, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, we use the treasury stock method.

(6)	Excludes two (2003: three) Military concession stores and the e-Commerce site.

(7)	For stores open at beginning of period indicated.

(8)	The number of comparable stores used to compute such percentages was 43, 52, 62, 64 and 61, for the fiscal years ended January 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(9)	The number of comparable stores used to compute such percentages was 33, 35, 35, 34 and 32, for the fiscal years ended January 31, 2000, 2001, 2002, 2003 and 2004, respectively.

Exchange Rates

The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On January 30, 2004, the Noon Buying Rate was US$0.7625 = A$1.00.

Fluctuations in the exchange rate between the Australian dollar and the U.S. dollar may affect our earnings, the book value of our assets and shareholders’ equity as expressed in Australian and U.S. dollars and consequently may affect the market price for the American Depository Shares (“ADSs”). Such fluctuations will also affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guaranty Trust Company of New York as Depositary, (“the Depositary”), if any cash dividends were paid in Australian dollars on the Ordinary Shares represented by the ADSs. Similarly, the above exchange rate fluctuations would also affect the conversion into Australian Dollars (for payment to holders of ADSs) by the Depositary, if any cash dividends were paid in U.S. dollars on the Ordinary Shares represented by the ADSs. See “Item 9 - The Offer and Listing - Price Range of our ADSs on the Nasdaq Stock Market® (“Nasdaq”)” and “Item 10. Additional Information - D. Exchange Control - Restrictions on Foreign Ownership; Antitakeover Restrictions”.

The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Australian dollars:

	Average(1)	High	Low	Period End
Year Ended January 31,
2000	0.6451	0.6640	0.6265	0.6382
2001	0.5734	0.6387	0.5112	0.5480
2002	0.5137	0.5540	0.4828	0.5072
2003	0.5492	0.5922	0.5070	0.5860
2004	0.6678	0.7805	0.5843	0.7625

Month
October 2003	0.6948	0.7077	0.6814	0.7077
November 2003	0.7158	0.7238	0.6986	0.7236
December 2003	0.7391	0.7520	0.7265	0.7520
January 2004	0.7717	0.7805	0.7576	0.7625
February 2004	0.7770	0.7979	0.7566	0.7717
March 2004	0.7496	0.7725	0.7325	0.7620
April 23, 2004				0.7287

(1)	Determined by averaging the closing price for each date in the period.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

The following are certain factors that you should consider when evaluating our business, financial conditions and results of operations. However, these factors are not exclusive and you are urged to consider the statements made elsewhere in this Annual Report and in our other publicly filed documents.

If we do not successfully implement our proposed store expansion program, we will not be able to attain the financial and operational goals that we and the investment community expect.

Our growth is partially dependent upon our ability to successfully expand our store base, particularly in the United States. This will embrace such factors as the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor and, if necessary, the obtaining of additional financing for those sites. In addition, we must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of our growth. There can be no assurance that we would be able to locate suitable store sites or enter into suitable lease agreements. In addition, we cannot assure you that, as we open new stores in existing markets, these new stores will not have an adverse effect on comparable store sales at existing stores in these markets. Failure to open new stores on a timely basis, obtain acceptance in markets in which we currently have limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

As part of our growth strategy, we may also open stores in new markets where we will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by our store networks in existing markets.

Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past within our existing markets. Any store expansion program will attract an increase in store pre-opening costs and related capital expenditure. We cannot assure you that we will anticipate all the challenges and changing demands that our proposed store expansion program will impose on our management or operations and failure to adapt thereto, would adversely affect the implementation of our growth strategy.

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

Our headquarters, non-U.S. stores, exports and limited wholesale and manufacturing operations are located in Australia. We transact a large proportion of our business in Australia and obtain a significant portion of our merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including:

•	tariffs;

•	customs duties and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability, expropriation, nationalization and other political risks;

•	foreign exchange controls, technology, export and import restrictions or prohibitions;

•	the difficulties of compliance with foreign laws and regulations;

•	delays from customs brokers or government agencies;

•	seasonal reductions in business activity;

•	subjection to multiple taxation regimes and potentially adverse tax consequences;

•	acts of terrorism;

•	actual or intended warfare; and

•	medical issues such as Severe Acute Respiratory Syndrome (“SARS”).

Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

We purchase the majority of our merchandise and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2004, approximately 48% of our merchandise purchases in such period were obtained from our ten largest vendors. We consider certain barbecue brands to be significant to our business, especially in the United States. No single vendor accounted for more than 5% of our merchandise purchases other than Ever Prosperous (Far East) Limited, Grand Hall Enterprises Limited and the Weber group of companies which supplied us with approximately 14.79%, 11.33% and 6.51% respectively, of our merchandise purchases during the twelve months ended January 31, 2004. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers.

Foreign currency fluctuations could adversely affect our results.

We prepare our consolidated financial statements in Australian dollars but a substantial portion of our revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, we are subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which we transact our business. This currency imbalance has resulted in and may continue to result in, foreign currency transaction gains and losses. Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar.

In our U.S. operations, however, we have not and currently do not actively hedge against exchange rate fluctuations, as the vast majority of the U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net (loss) income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could thus affect the market price for our ADSs. Pursuant to a decision by the Board of Directors to initiate a regular dividend policy, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by the Depositary, if any cash dividends were paid in Australian dollars on the Ordinary Shares represented by the ADSs. Similarly, the above exchange rate fluctuations would also affect the conversion into Australian dollars (for payment to holders of ADSs) by the Depository, if any cash dividends were paid in U.S. dollars on the Ordinary Shares represented by the ADSs. See “Item 3. Key Information - A. Selected Financial Data - Exchange Rates” and “Item 9. The Offer and Listing - Price Range of our ADSs on the Nasdaq Stock Market® (“Nasdaq”)”.

Intense competition in our market could prevent us from increasing or sustaining our revenues.

The market for barbecues and our other product offerings is highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future. If we fail to compete effectively, we may be unable to increase our market share or our market share may decline, which could adversely affect our revenues.

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

The success of our operations depends on our ability to hire, train and retain competent managers and other personnel and to manage the systems and operational components of our growth. Failure to attract and retain qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

Our success depends on several of our directors, senior management and employees, and they may not remain with us in the future.

Our success is largely dependent on the efforts and abilities of our directors, senior management and employees, particularly Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Product Management and Development in Australia and Director, Sydney Selati, Director and Chairman of Barbeques Galore, Inc., our U.S. operating subsidiary and Michael Varley, Head of Product Management and Development in the United States. These individuals have an average of 21 years of experience with us and have chief responsibility for the development of our current business and growth strategies. In September 2003, we appointed Michael Lindblad as Chief Executive Officer, responsible for all aspects of our U.S. retail operations, with all senior U.S. operating executives reporting directly to him. We do not have long-term employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

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

Our business is subject to substantial seasonal variations which have caused and which we expect to continue to cause our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, outdoor furniture and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. We believe this is the general pattern associated with our segment of the retail industry and expect that this pattern will continue in the future. Sales of any of our major product lines, however, (in particular home heaters), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past experienced quarterly losses, particularly in our fiscal first quarter and expect to experience such losses in the future. Because of these fluctuations in operating results, our results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross profits during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

We depend on third-party carriers to distribute our products.

We manufacture, or have manufactured for us, a substantial portion of the barbecues and home heaters that we sell in our stores. We distribute merchandise to our stores primarily from our distribution centers located at our headquarters in Australia, in Ontario, California and Charlotte, North Carolina. In distributing our merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia and China, to the United States and from China to Australia, as well as third-party surface freight carriers to transport all our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

•	mechanical risks;

•	labor stoppages or strikes;

•	inclement weather;

•	import regulation;

•	changes in fuel prices;

•	medical issues such as SARS; and

•	port closures for varying lengths of time due to acts of actual or threatened terrorism.

In addition, we believe that, while our distribution facilities are sufficient to meet our current needs, we may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores. If our third-party carriers fail to distribute our products or our distribution facilities cannot support our needs, our sales will suffer and our results of operations will be adversely affected.

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

As of January 31, 2004, there were 49 licensed stores in Australia and nine franchised stores in the United States, all of which are operated under the “Barbeques Galore” name by independent licensees or franchisees to whom we sell proprietary and other store products, and provide support services. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The majority of the licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon 90 days’ notice. We monitor our licensed and franchised stores to assure their conformity to our standards and image and require the licensees and franchisees to comply with Barbeques Galore’s merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

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

Our manufacturing operations are subject to government regulations.

Our barbecue and home heater manufacturing operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. Our distribution facilities are also subject to workplace safety and labor relations regulations. As a barbecue and barbecue accessories store, we sell lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. Our sale of certain products may result in technical violations of certain of our leases which prohibit the sale of flammable materials in or on the leased premises. Over our operating history, we have made our landlords aware that we sell these products. To-date, no landlord has terminated or threatened termination of any lease due to these sales. Violations of these regulations and restrictions could have a material adverse effect on our business, operating results or financial condition.

One of our former insurance providers has been placed into liquidation and the impact of this on our insurance coverage is unclear.

We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited (“HIH”) during the 12 months ended June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) were placed into liquidation on August 27, 2001. We have replaced these insurance policies with other insurers and currently have two claims against us on foot in relation to the period during which we were covered by HIH, the outcome of which, in the opinion of management, is not likely to have a material adverse effect on our business, results of operations or financial condition. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period we were covered by HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group were such claims to arise.

ITEM	4. INFORMATION ON OUR COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY

Our name is Barbeques Galore Limited. We opened our first store in Sydney, Australia in 1977 to serve an unfilled niche in the retail market for versatile, well-designed barbecues and incorporated in the Australian Capital Territory, as a limited liability company on June 16, 1982. In 1980, we opened our first U.S. store in Los Angeles.

During the 1980s, we vertically integrated our operations by expanding into barbecue manufacturing in order to capture higher margins, control product development and improve inventory flexibility and supply. Fireplace products and, in Australia, home heaters were added to take advantage of the winter selling season. We further diversified our product line through the addition of outdoor furniture and outdoor heating in Australia and other backyard products in both the United States and Australia, all of which complement our main barbecue line.

During the first fiscal quarter of 2004, we resolved to transition the bulk of our barbecue production from our manufacturing operations in Sydney, Australia to third party manufacturers in China. The shift of the major part of our manufacturing to China was seamlessly achieved and resulted in the down-sized manufacturing operation focusing primarily on home heaters and small run barbecues. The down-sizing program has enabled us to realize a number of benefits, including lower cost of product, continued control of product development and improved inventory flexibility and supply. Information concerning principal capital expenditure currently in progress, the distribution of these investments geographically and the method of financing is set out in “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

In April 1987, we listed our Ordinary Shares on the Australian Stock Exchange (“ASE”). In October 1996, as part of our plans to accelerate new store expansion in the United States, we announced our intention to repurchase shares from the public, delist from the ASE (pursuant to a transaction which was consummated as of December 31, 1996) and to seek capital in the United States. We consummated our initial public offering (the “Offering”) in the United States in November 1997.

Principal capital expenditures during our last three fiscal years are as follows:

•	During the twelve months ended January 31, 2004, capital expenditures of A$3.2 million were incurred.

In Australia, this related to:

(i)	the fit-out of new stores at Liverpool, New South Wales (“NSW”), Artarmon, NSW, Prospect, NSW and Myaree, Western Australia;

(ii)	residual lease payments for the acquisition of furniture and fittings, computer equipment and machinery, pursuant to the expiration of such leases;

(iii)	the remodeling of certain stores to encompass the new backyard concept and “Good Times Galore” marketing strategy; and

(iv)	miscellaneous items of computer equipment and machinery for our corporate head office and manufacturing operations respectively.

In the United States, this related to the:

(i)	opening of a new store in Jacksonville, Florida;

(ii)	remodeling of four existing stores in Kearny Mesa, California, Henderson, Nevada, Whitemarsh, Maryland and Sterling, Virginia;

(iii)	purchase of interior signs for stores and office furniture for the corporate headquarters at Lake Forest;

(iv)	upgrade of the corporate server including hardware and software; and

(v)	purchase of computer equipment for certain employees and for the new store at Jacksonville, Florida.

•	During the twelve months ended January 31, 2003, capital expenditures of A$2.8 million were incurred. In Australia, this related to factory tooling and the commencement of the refurbishment of certain stores to merchandize the new backyard products. In the United States, this related to the relocation of our distribution center to Ontario, California and the U.S. headquarters to Lake Forest, California and the remodeling of two stores.

•	During the twelve months ended January 31, 2002, capital expenditures of A$4.2 million were incurred in connection with new store openings in the United States.

Our principal executive and registered offices are located at 327 Chisholm Road, Auburn, NSW 2144, Australia. Our telephone number is 61 2 9704 4177. Our Internet addresses are www.bbqgalore.com and www.barbequesgalore.com.au. Information contained in our web sites does not constitute a part of this document.

Our agent for service in the United States is the Chairman, Barbeques Galore Inc., 10 Orchard Road, Suite 200, Lake Forest, California 92630, telephone (949) 597 2400.

B.	BUSINESS OVERVIEW

Description of Business

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heaters, outdoor furniture and backyard products. As of January 31, 2004, we owned and operated 38 stores in all six states in Australia as well as one wood heating outlet in Tasmania, Australia and 63 stores (including two U.S. Military concession stores) in nine states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and nine franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

During the twelve months ended January 31, 2004, we maintained the number of our company-owned stores in the United States at 63 (including two U.S. Military concession stores), with the opening of one new store in Jacksonville, Florida and the closure of the U.S. Military concession store operated by the U.S. Navy Exchange in Pearl Harbor, Hawaii.

During the twelve months ended January 31, 2004, we increased our company-owned stores from 35 to 39 in Australia, representing a 11% increase in the number of company-owned stores with the opening of new stores in Liverpool, NSW, Artarmon, NSW, (to replace the store previously operated in Chatswood, NSW and taken over by the State Rail Authority) and Myaree, Western Australia, the relocation of one NSW store from Blacktown to Prospect, the opening of a temporary store in Mile End (to replace the store in Keswick, South Australia, destroyed by fire on April 5, 2003) and the taking over of the operations of a Licensee store in Bathurst, NSW.

The following table sets forth, for the periods indicated, the percentage of our main categories, by sales value, of product sold:

	Year Ended January 31,
	2004	2003	2002
Barbecues	73.8%	72.7%	67.3%
Barbecue accessories	8.3	10.6	14.7
Heating and fireplace equipment	8.1	6.2	8.0
Outdoor furniture	5.9	4.8	5.9
Backyard products	3.0	3.5	—
Camping equipment	0.9	2.2	4.1

	100.0%	100.0%	100.0%

We are engaged in the retail industry and operate through stores located in two geographical segments, Australia and the United States of America. The following table sets forth the geographical distribution of our revenues from external customers in A$ thousands and by percentage, for the periods indicated:

	Year Ended January 31,
	2004			2003			2002
	(In A$ thousands)
Revenues from external customers
Australia		$133,340	45.3%		$139,731	42.9%		$141,806	42.5%
United States of America		160,689	54.7%		185,820	57.1%		191,470	57.5%

Total	A$	294,029	100.0%	A$	325,551	100.0%	A$	333,276	100.0%

Information Systems

In the United States, we have installed a JDA Software Group Inc. (“JDA”) system on an IBM AS400 platform which allows us to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. At the store level, we have installed POS computer terminals as our cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation with each store’s transaction data being captured by our POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, gross profit information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis. Currently, we are exploring various alternatives to upgrade our POS software and equipment.

In Australia, we have installed a Berger Software Pty Limited (“Berger”) system on a Sun Unix platform which allows us to manage distribution, warehouse management, Distribution Requirements Planning (“DRP”), purchasing, sales analysis and financial applications. Berger operates in conjunction with Stratum, from Silvon Software, to quickly and efficiently analyse our sales and inventory information both at summary and retail levels. We also used Demand Solutions from Demand Management Systems Pty Limited to produce product forecasts to be interfaced with DRP. At store level, we have installed DposIT, supplied by QQQ Systems Pty Limited (trading as SVI Retail) which allows us to complete all our sales and inventory transactions. The store checkout registers are networked to a server in the back office of each store, providing extensive consolidated reporting. Also now available on the back office server is a Virtual Private Network connection which enables our stores to use e-mail and browse our Berger system. Every evening, data from each store is transferred back for integration with Berger and price changes are automatically sent to each store.

Seasonality; Weather; Fluctuations in Results

Our business is subject to substantial seasonal variations which have caused and which we expect to continue to cause our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, outdoor furniture and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. These seasonal trends result in our experiencing a loss during our first fiscal quarter.

We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres which have opposite seasons and offer fireplace products and, (in Australia), home heaters in the fall and winter months and an extensive range of outdoor furniture. Sales of any of our major product lines, however, (in particular home heaters), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter.

Manufacturing

We have developed strategic alliances with overseas manufacturers, particularly in China, from whom we source our proprietary Grand Turbo, Turbo, Cordon Bleu, Capt’N Cook, Cook-On and Bar-B-Chef barbecue brands and accessories and certain other house brands. In our Australian factory facilities, we continue to manufacture a small number of barbecues as well as home heaters under our proprietary Norseman, Kent, Saxon and Austwood brands. During fiscal 2003, we absorbed the Saxon branded heaters into our manufacturing operations thereby cementing our position as Australia’s leading wood heater manufacturer. During the twelve months ended January 31, 2004, proprietary barbecue retail sales in our own stores represented approximately 41% and 92% of our total barbecue sales in the United States and Australia, respectively. Our manufactured products are closely coordinated by our product development activities. We have a product management and development team that is dedicated to barbecue market analysis and product development. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with our other departments (in both the United States and Australia) and strategic alliance suppliers, to develop the annual Barbeques Galore product line. During the fiscal years ended January 31, 2004, 2003 and 2002, we expended A$1.0 million, A$1.0 million and A$1.1 million, respectively, on product management and development.

Purchasing

We believe we have good relationships with our merchandise vendors and suppliers of parts and raw materials and do not anticipate that, as volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

Retail.    We deal with our merchandise vendors principally on an order-by-order basis and do not maintain any long-term purchase contracts with any vendor. Merchandise is purchased for our U.S. and Australian stores by our central buying staffs in our respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including our product management and development team, store employees, focus groups, customer surveys, industry conventions and trade shows. During the twelve months ended January 31, 2004, approximately 48% of our merchandise purchases in such period were obtained from our ten largest vendors. See “Item 3. Key Information - D. Risk Factors”. No single vendor accounted for more than 5% of our merchandise purchases other than Ever Prosperous (Far East) Limited, Grand Hall Enterprises Limited and the Weber group of companies which supplied us with approximately 14.79%, 11.33% and 6.51% respectively, of our merchandise purchases during the twelve months ended January 31, 2004, although we consider certain barbecue brands to be significant to our business, especially in the United States. We do not believe that the loss of any single brand, including those made by Weber-Stephen Products Co. and Onward Multi-Corp., would have a material adverse effect on our operating results.

Manufacturing.    We also purchase parts and raw materials for use in our manufacturing operations. G.L.G. Trading Pte. Limited (“GLG”), a Singapore company which acted as a buying office for Barbeques Galore and other third parties, purchased grills, burners and other products directly from factories in China and Taiwan until cessation of those activities on December 31, 2001. The buying office has been dismantled and the administration of Asian purchases is currently being handled from our office in Hong Kong. We have a one-third ownership interest in Bromic Pty Limited (“Bromic”) which supplies us with gas valves and related products whilst the remaining 50% ownership interest in GLG was acquired by us as of May 2, 2002, as a result of which, GLG is now a wholly-owned subsidiary. Subsequent to January 31, 2004, our equity interest in Bromic was sold on the terms and conditions set out on page 22. In order to set production budgets, the price of certain parts and raw materials such as steel, is negotiated and fixed well in advance of production usage. We also use back-up suppliers to ensure competitive pricing. See “Item 3. Key Information - D. Risk Factors”.

Distribution

In the United States we currently maintain a 27,000 square foot distribution center in Charlotte, North Carolina and a 98,821 square foot distribution center in Ontario, California, having relocated in May 2002 from our previous Irvine distribution center, for reasons of physical constraints and anticipated, enhanced distribution efficiencies. In Australia we currently maintain a 159,565 square foot combined distribution and warehousing facility as part of our Australian headquarters. This will reduce to 81,298 square feet on December 21, 2004, being the date of settlement of the Contract of Sale pursuant to the agreement to sell a warehouse facility during the third fiscal quarter of 2004. A further 17,024 square foot warehouse facility was earlier disposed of during the second fiscal quarter of 2004 with both disposals being part of a plan to consolidate our Sydney distribution center and corporate headquarters and to contract out part of our storage and bulk distribution, to third parties. We also use smaller warehouses in Melbourne, Brisbane and Perth, Australia as well as in Spaldin, United Kingdom (all of which are operated independently), for our retail, licensee and wholesale distribution operations and lease additional public warehouse space in Dallas County, Texas, for short terms, as necessary.

Vendors and suppliers deliver merchandise to our distribution facilities and, in certain instances, directly to stores, where it is inspected and logged into our centralized inventory management systems. Merchandise is then shipped by our trucks or third party surface freight weekly or twice weekly, thereby providing stores with a steady flow of merchandise. Shipments by our Australian operations to our Ontario distribution center are made by third party sea freight, so that our Ontario distribution center can maintain about two months of company-manufactured inventory at all times which we believe, is sufficient to meet expected U.S. store requirements for such products.

We maintain separate inventory management systems in Australia and the United States which allow us to closely monitor sales and track in-store inventory. Current plans include the introduction of an automated store inventory replenishment system in order to better manage our inventory. We estimate that our inventory shrinkage represents no more than 0.5% of our aggregate retail sales. We are not aware of any barbecue industry source from which an industry average shrinkage rate can be derived. We believe, however, that the general shrinkage rate for retailers is approximately 1.5% to 2.0% of retail sales and that our rate compares favorably to that of other retailers.

As we expand into new regions, we may eventually need additional warehouse capacity. In order to meet such needs and to minimize the impact of freight costs, we may secure another distribution center, expand our current warehouse facilities in the United States or utilize public warehousing space. We believe there is an ample supply of warehousing space available at commercially reasonable rates. Wherever possible, we also solicit the cooperation of our vendors, through drop shipments to public warehouses and/or stores, in order to reduce our freight and handling costs. We believe that our existing Australian distribution arrangements, together with public warehousing space as needed, are sufficient to meet our current needs.

Wholesale/Export Operations

In Australia, we have scaled-back our wholesale division which operates through Pricotech Leisure Brands Pty Limited (“Pricotech”), a wholly-owned Australian subsidiary. Pricotech now distributes our own manufactured wood heaters, indents a small number of barbecues for independent specialty retailers and manages the exports. Wholesale products offered by Pricotech include Cook-On barbecues and Kent and Saxon home heaters. In the twelve months ended January 31, 2004, the five largest customers of Pricotech accounted for approximately 57.2% of its net sales of A$16.3 million. Pricotech’s export business is predominantly focused on the United Kingdom and Europe, with 70% of sales generated through one United Kingdom-based distributor.

Licensing and Franchising

As of January 31, 2004, we licensed 49 Barbeques Galore stores, generally in rural areas of Australia and franchised nine Barbeques Galore stores in the United States. We receive annual licensing fees and franchising royalties and benefit primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore’s merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typically provide the licensees and franchisees with exclusive geographical sales territories. Most of the Australian licensing agreements have an indefinite term but permit licensees to terminate their arrangements at will, while franchisees in the United States are generally contractually bound for fixed periods with renewal options. During the twelve months ended January 31, 2004, total net sales to licensee and franchisee stores were A$18.8 million and US$8.0 million, respectively. We estimate that the retail sales of Barbeques Galore products alone by licensees and franchisees were approximately A$23.4 million and US$6.2 million, respectively, in the same period. A number of our existing licensees have refurbished their stores in accordance with our established criteria (although no licensee is required to do so) and we maintain an assistance program to provide advice relating to these enhancements. We may license additional Barbeques Galore stores in Australia on a selective basis, although we do not intend to franchise any additional stores in the United States (except within geographical territories as required under existing franchising agreements).

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

Store Environment.    Our stores offer a shopping environment which is consistent with our outdoor lifestyle image and promotes the total barbecuing experience. We have recently updated our store image with the aid of outside consultants and our stores are designed to be consumer-friendly, with merchandise displayed to convey the breadth and depth of our product lines. An array of barbecues is displayed on the selling floor, complete with accessories, to provide the consumer with the opportunity to compare and contrast different models. Store presentation is based on a detailed and comprehensive store plan regarding visual merchandising to ensure that all stores provide a consistent portrayal of the Barbeques Galore image. Average store retail selling area is approximately 3,500 square feet in the United States and 9,920 square feet in Australia.

Customer Service.    We recognize that customer service is fundamental to our success. We have a “satisfaction guaranteed” return policy and honor all manufacturer warranties for products sold at our stores. Store managers and sales associates undergo product, sales and customer service training programs which enable them to recommend merchandise that satisfies each customer’s lifestyle and needs. We monitor each store’s service performance and reward high quality customer service both on a team and individual level. We believe that our employees’ knowledge of our product offerings and the overall barbecue market and their understanding of our customer needs, are critical components of providing customer service and distinguish us from our competitors.

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

On-line Retail Opportunities.    In May 1999, our e-commerce site in the United States, www.bbqgalore.com went live with minimal marketing. Sales from the site have been recorded in all 50 states in the U.S.A. and, as a result, we are reaching customers in regions where we currently do not have a retail store presence.

Manufacturing; New Product Development.    We manufacture a small number of barbecues as well as home heaters for our retail stores. The vast majority of our barbecues are manufactured for us in China by third party manufacturers. In addition, we have an experienced in-house product management and development team dedicated to barbecue and home heater market analysis and product development that can identify and respond to changing consumer trends. We believe that manufacturing alliances in China are realizing a number of benefits for us, including lower cost of product, the continuing control of product development and improved inventory flexibility and supply.

Experienced Management Team.    Our senior executive management team has an average of more than 34 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from twelve stores (including one licensed store) as of June 30, 1982 to 160 stores (including 58 licensed or franchised stores) as of January 31, 2004. We believe that management’s experience positions us to execute our business and growth strategies. Our directors and senior management beneficially own approximately 46.11% of our outstanding Ordinary Shares.

Trademarks and Patents

“Barbeques Galore”, “Grand Turbo”, “Turbo”, “Capt’N Cook”, “Cook-On”, “Bar-B-Chef”, “Beefmaster”, “Endeavor”, “Kent”, “Kent - The Flame of the Future” and “Maxiheat”, are federally registered trademarks and/or service marks in the United States. In addition, we own a federal trademark registration for the distinctive configuration of our Turbo grill. We use the phrases “Everything You Need for Barbecuing”, “America’s Largest Chain of Barbecue Stores” and “Right in Your Backyard”, as common-law trademarks in the United States. “Barbeques Galore” and “Cook-On” are also registered with the State of California. In Australia, we have registered, among others, the names “Norseman”, “Kent” and “Saxon” and additionally use the phrases “Good Times Galore” and “We Know the Outdoors Inside Out”, as common-law trademarks. We further utilize a number of different trademarks relating to various barbecues, barbecue accessories, home heaters and outdoor furniture, manufactured or offered by us. We are presently not aware of any claims of infringement or other challenges to our right to use our marks and our name in the United States and Australia.

We also own a number of copyrighted works, including brochures and other literature about our products and many drawings and designs that we use in marketing those products.

Governmental Regulation

Many of our products use gas and flame and consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our barbecue and home heater manufacturing, enameling and powder coating operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. We believe that we comply in all material respects with such regulations. Our products or personal use thereof, are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. See “Item 3. Key information - D. Risk Factors”.

In addition, if our level of foreign ownership exceeds 40%, we would be considered a foreign person and would require certain governmental approvals in connection with certain acquisitions in Australia. See “Item 10. Additional Information - D. Exchange Control - Restrictions on Foreign Ownership; Antitakeover Restrictions”.

C.	ORGANIZATIONAL STRUCTURE

We are an Australian resident company involved in the manufacture of a small number of barbecues as well as home heaters and the wholesale and retail sale in Australia, of barbecues and related accessories, home heaters, outdoor furniture and backyard products through company-owned and licensed stores. We are also involved in the retailing, through company-owned and franchised stores, of barbecues and related accessories, fireplace equipment and backyard products in the United States of America. Our manufacturing operations are located in Australia.

As of April 29, 2004, our listing of controlled entities is as follows:

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

GLG Trading Pte Limited

Vilbrent Pty Limited

(a)	All the abovementioned controlled entities are incorporated in Australia with the exception of:

The Galore Group (U.S.A.), Inc.;

Barbeques Galore, Inc.; and

Barbeques Galore Online, Inc.

which are incorporated in the United States of America; and

GLG Trading Pte Limited

which is incorporated in Singapore.

(b)	All the abovementioned controlled entities have ordinary shares as issued share capital and are 100% owned.

D.	PROPERTY, PLANTS AND EQUIPMENT

We currently lease all our stores and expect that our policy of leasing, rather than owning store properties will continue. Existing store leases provide for original lease terms that generally range from two to ten years, with single or multiple renewal options that range from three to five years at increased rents. Certain of the leases provide for scheduled rent increases or for contingent rent (based upon store sales exceeding stipulated amounts). We guarantee one franchised store lease which is secured by the franchisee’s rights in our Barbeques Galore franchise.

In Sydney, Australia, we currently maintain a 159,565 square foot combined distribution and warehousing facility as part of our Australian headquarters and a 62,449 square foot facility currently utilized for the storage of components and finished goods inventory and which also accommodates part of our administrative facilities. The combined distribution and warehousing facility will reduce to 81,298 square feet on December 21, 2004, being the date of settlement of the Contract of Sale pursuant to the agreement to sell a warehouse facility during the third fiscal quarter of 2004. A further 17,024 square foot warehouse facility was earlier disposed of during the second fiscal quarter of 2004 with both disposals being part of a plan to consolidate our Sydney distribution center and corporate headquarters and to contract out part of our storage and bulk distribution, to third parties. We lease the adjacent 75,000 square foot barbecue and home heater factory under a five-year lease with three successive five-year renewal options for a total maximum lease term at present of 16 years and use smaller warehouses in Melbourne, Brisbane and Perth, Australia as well as in Spaldin, United Kingdom (all of which are operated independently), for our retail, licensee and wholesale distribution operations. Our factory in Sydney, Australia, manufactures fully welded barbecue frames, roasting hoods, barbecue carts and solid fuel home heaters. During fiscal 2004, we downsized our manufacturing operations in Sydney, Australia as part of our plan for implementing potentially significant cost savings and margin enhancement opportunities with the sourcing of a number of our proprietary barbecues from China.

In the United States we lease our 98,821 square foot distribution center in Ontario, California (under a five-year and seven-month lease with an option to renew for an additional five years) and our 12,696 square foot headquarters in Lake Forest, California (under a five-year lease). The 27,000 square foot distribution center in Charlotte, North Carolina has been leased for a period of five years with a renewal option for a further five years. Additional public warehouse space is leased in Dallas County, Texas for short terms, as necessary. See “Item 4. Information on our Company - B. Business Overview - Manufacturing” and “ - Distribution”.

Our ownership interest in our Sydney headquarters and all our leasehold interests in real property are subject to a mortgage interest of Australia and New Zealand Banking Group Limited (“ANZ”) governed by a Letter of Offer and related documents between ANZ (successor-in-interest to Westpac Banking Corporation) and ourselves. See “Item 19. Exhibits - Exhibit Number 10.3”.

ITEM	5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information - D. Risk Factors” and elsewhere in this Annual Report.

Overview

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and our first U.S. store in Los Angeles in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, outdoor furniture and backyard products. As of January 31, 2004, we owned and operated 38 stores in all six states in Australia as well as one heating outlet in Tasmania, Australia and 63 stores (including two U.S. Military concession stores) in nine states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and nine franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. These categories represented 31.5%, 54.7%, 6.5% and 7.4% respectively, of our net sales for the twelve months ended January 31, 2004, representing a 1.0%, (13.5%), 0.2% and (25.4%) increase (decrease) over their respective net sales levels for the twelve months ended January 31, 2003.

A.	RESULTS OF OPERATIONS

The following table sets forth comparisons of our consolidated operating results as a percentage of net sales for the periods indicated:

TABLE OF PERCENTAGE OF NET SALES

	Year Ended Jan. 31,
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, warehouse, distribution and occupancy costs	70.6	70.8	70.6

Gross profit	29.4	29.2	29.4
Selling, general and administrative expenses	29.0	27.5	29.1
Store pre-opening costs	—	0.1	—
Relocation and closure costs (gains)	1.1	(1.1)	0.7
Other (income)	(0.9)	—	—

Operating income (loss)	0.2	2.7	(0.4)
Equity in (loss) income of affiliates	—	0.2	0.1
Interest expense	0.7	0.7	0.9

(Loss) income before income tax	(0.5)	2.2	(1.2)
Income tax (benefit) expense	(0.4)	0.8	(0.4)

Net (loss) income	(0.1%)	1.4%	(0.8%)

There has been no material impact of inflation and changing prices on our net sales and operating income (loss) for each of the twelve months ended January 31, 2004, 2003 and 2002, respectively.

TABLE OF COMPARABLE STORE SALES

	Twelve months ended January 31,
	2004 versus 2003% (decrease) increase	2003 versus 2002 % increase
Australia (in A$ terms)	(1.0)	0.3
USA (in US$ terms)	5.5	1.9

Strategy

Our main focus is on Retail particularly in further developing our retail brand Barbeques Galore both in the United States and Australia.

Our unique retailing concept differentiates us from our competitors by:

(i)	offering an extensive selection of barbecues and related accessories to suit all consumer lifestyles, preferences and price points;

(ii)	offering certain heating products;

(iii)	in the case of Australia, expanding our product range to include outdoor furniture and backyard products;

(iv)	showcasing these products at convenient store locations with a shopping environment that promotes the backyard experience; and

(v)	providing exceptional customer service through well-trained sales associates who have in-depth knowledge of the products and understanding of customer needs.

In the United States we intend to grow our store base by ‘filling in’ existing markets and examining new markets based on an analysis of demographics and customer profiles which emanate from our existing stores and which will enable us to identify new areas for growth. Our marketing strategy will be centered around the print media.

In Australia, we enjoy a high level of retail brand awareness and will be seeking to further exploit that awareness by further expanding our product range to include a comprehensive range of patio furniture and other backyard products. We have re-merchandized our stores to encompass the backyard and they are supported by a marketing strategy “Good Times Galore” through both the print and electronic media.

Our aim is to be the “Category Killer” in the barbecue industry in the United States and in the “Backyard” generally, in Australia.

On the supply side, we will continue to develop proprietary products to keep us at the forefront of the industries in which we operate and strengthen our alliances with overseas manufacturers.

TABLE OF CONSOLIDATED STATEMENTS OF OPERATIONS IN A$’000

		Twelve months ended January 31,					Twelve months ended January 31,
	Notes	2004		2003		% change	2003		2002		% change
Net sales
-Australia		A$	133,340	A$	139,731	(4.6)	A$	139,731	A$	141,806	(1.5)
-USA			160,689		185,820	(13.5)		185,820		191,470	(3.0)

Total net sales	1,2		294,029		325,551	(9.7)		325,551		333,276	(2.3)
Cost of goods sold, warehouse, distribution and occupancy costs			207,514		230,441	9.9		230,441		235,345	2.1

Gross profit	3		86,515		95,110	(9.0)		95,110		97,931	(2.9)
Selling, general and administrative expenses	4		85,584		89,679	4.6		89,679		97,047	7.6
Store pre-opening costs			14		139	89.9		139		137	(1.5)
Relocation and closure costs (gains)	5		3,247		(3,552)	(191.4)		(3,552)		2,207	260.9
Other (income)	6		(3,004)		—	n/a		—		—	n/a

Operating income (loss)			674		8,844	(92.4)		8,844		(1,460)	705.8
Equity in (loss) income of affiliates	7		(218)		462	(147.2)		462		295	56.6
Interest expense	8		2,044		2,259	9.5		2,259		2,785	18.9

(Loss) income before income tax			(1,588)		7,047	(122.5)		7,047		(3,950)	278.4
Income tax (benefit) expense	9		(1,052)		2,526	141.6		2,526		(1,412)	(278.9)

Net (loss) income		A$	(536)	A$	4,521	(111.9)%	A$	4,521	A$	(2,538)	278.1%

TABLE OF CONSOLIDATED STATEMENTS OF OPERATIONS IN US$’000

		Twelve months ended January 31,					Twelve months ended January 31,
	Note	2004		2003		% change	2003		2002		% change
Net sales
-Australia		US$	91,112	US$	77,235	18.0	US$	77,235	US$	73,020	5.8
-USA	2		106,934		102,096	4.7		102,096		98,601	3.5

Total net sales			198,046		179,331	10.4		179,331		171,621	4.5
Cost of goods sold, warehouse, distribution and occupancy costs			139,401		126,884	(9.9)		126,884		121,184	(4.7)

Gross profit			58,645		52,447	11.8		52,447		50,437	4.0
Selling, general and administrative expenses			57,237		49,304	(16.1)		49,304		49,963	1.3
Store pre-opening costs			9		78	88.5		78		70	(11.4)
Relocation and closure costs (gains)			1,898		(1,979)	(195.9)		(1,979)		1,139	273.7
Other (income)			(2,025)		—	n/a		—		—	n/a

Operating income (loss)			1,526		5,044	(69.7)		5,044		(735)	786.3
Equity in (loss) income of affiliates			(189)		249	(175.9)		249		151	64.9
Interest expense			1,366		1,237	(10.4)		1,237		1,433	13.7

(Loss) income before income tax			(29)		4,056	(100.7)		4,056		(2,017)	301.1
Income tax (benefit) expense			(426)		1,464	129.1		1,464		(722)	(302.8)

Net income (loss)		US$	397	US$	2,592	(84.7)%	US$	2,592	US$	(1,295)	300.2%

Notes

		Twelve months ended January 31,			Twelve months ended January 31,
		2004	2003	% change	2003	2002	% change
1	Average exchange rate between A$ and US$	0.6736	0.5509	22.3	0.5509	0.5150	7.0

The information in US$ in the consolidated statements of operations is presented solely for the convenience of the reader and has been translated at the average rate for each quarter in respect of the fiscal years ended January 31, 2004, 2003 and 2002 respectively which equate to the annual equivalents reflected above. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into US$ at the rate indicated or at any other rate.

Twelve Months Ended January 31, 2004 Compared to Twelve Months Ended January 31, 2003

2	Sales

The reduction in total net sales comprises decreases of:

A$22.1 million in comparable store sales due primarily, to the effect of the strengthening in the average rate of exchange between the Australian dollar and the U.S. dollar and management’s decision to exit the camping business;

A$1.7 million in sales from stores which did not form part of comparable store sales; and

A$7.8 million in Australian wholesale sales due primarily to a reduction in barbecue sales arising from the loss of certain customer accounts, partially offset by the changed strategy of selling directly from supplier to customer (“indent”) which attracts a significantly lower selling price, rather than wholesaling and distributing from our warehouses.

In the USA, sales were impacted during the first fiscal quarter by the poor consumer confidence in the lead up to and during, the Iraq War and the particularly weak economic conditions in the U.S. generally. Although this trend was partially reversed during the second fiscal quarter by a lift in consumer confidence which continued into both the third and fourth fiscal quarters, this was offset by the aforementioned strengthening in the average rate of exchange.

In the USA, sales increased in US$ terms due to the aforementioned continuing growth in consumer confidence. This resulted in an increase of US$5.0 million in comparable store sales and US$0.8 million in increased sales to franchisees and franchisee fees, partially offset by US$1.3 million resulting from store closures.

At the Australian retail level, sales increases of A$1.6 million, A$1.4 million and A$0.7 million were recorded in the barbecue, backyard and furniture categories respectively, occasioned in the main, by natural growth on the previous year, the impact of new stores and, in the case of the furniture and backyard categories, the impact of expanded ranges. Sales in the camping category declined by A$2.9 million due to management’s decision to exit the camping business.

At the Australian licensee level, sales increases of A$891,000 and A$200,000 were recorded in the furniture and heating categories respectively, occasioned primarily by forward order commitments as a result of the previous year’s success in the furniture category and the continuing strengthening of the Saxon and Austwood heater brands, leading to acceptance on the part of consumers. This in turn was offset by sales reductions of A$560,000 and A$617,000 in the barbecue and camping categories respectively, the former due to increased competition and the latter due to the aforementioned management decision.

Australian wholesale sales were further impacted by reductions of A$857,000 in camping (reflecting management’s earlier stated decision to exit this category of business) and A$700,000 in exports due solely to the timing of despatches. Partially offsetting these reductions was an increase of A$884,000 in heating due in the main, to a combination of new product ranges, marketing strategies and acceptance of the Saxon product on the part of consumers.

In the United States, one store was opened in Jacksonville, Florida and the U.S. Military concession store operated by the U.S. Navy Exchange in Pearl Harbor, Hawaii was closed. In Australia, new stores were opened in Liverpool, NSW, Artarmon, NSW, (to replace the store previously operated in Chatswood, NSW and taken over by the State Rail Authority) and at Myaree in Western Australia. A further one NSW store was relocated from Blacktown to Prospect and a temporary store was opened at Mile End in South Australia (“SA”) to replace the store at Keswick, SA which was totally destroyed by fire on April 5, 2003. The operations of a Licensee store in Bathurst, NSW were taken over. One new Licensee store was opened in Bunbury, Western Australia and one Licensee store was closed in Gladstone, Queensland.

3	Gross profit percentage

In the USA, gross profit percentage increased due to the exceptionally strong sales at enhanced margins during the fiscal third and fourth quarters brought about by a shift in sales mix towards our key proprietary product lines and the importation of lower priced items now being sourced and manufactured in China.

USA gross profit percentage was further enhanced by:

margin gains across a broad spectrum of smaller sales categories;

reductions in occupancy costs in relation to stores that were closed during the previous year;

a sharp increase in service revenue due to management’s focus on actively marketing our delivery and assembly services; and

reductions during the current fiscal year for inventory shrinkage and partially offset by increases in the cost of goods sold primarily due to cost fluctuations.

In Australia, gross profit percentage at the Retail level decreased mainly due to:

strong competition from Chinese imported product in the lower-end barbecue category and a higher volume of lower-priced products sold at lower margins;

backyard inventory clearance sales during category range improvement as well as during the half-yearly and post-Christmas sales;

the on-going clearance of discontinued camping equipment; and

the combined impact of clearance sales and strong local competition in the furniture category.

In the Licensee division, gross profit percentage declined mainly due to:

backyard inventory clearance sales during category range improvement and excess inventory;

the on-going clearance of discontinued camping equipment; and

the increased strong local competition in the furniture category.

In the Wholesale division, gross profit percentage declined due entirely to the higher percentage of indent barbecue sales which generate a lower margin.

4	Selling, general and administrative expenses (“SGA”)

In the USA, SGA increased due to:

a planned increase in advertising and sales promotional expenses;

increased variable sales related expenses (commissions and sales promotion); and

costs associated with the hiring of senior management

and reduced by:

depreciation charges pursuant to stores closed or identified for closure and other assets that were either at, or near, the end of their estimated useful lives.

At the Australian retail level, SGA increased due to:

increased advertising expenditure associated with the launch of the “Good Times Galore” campaign;

increased payroll expenditure at existing stores, award pay increases and the impact of new stores;

•	costs associated with the employment of senior management; and

•	additional depreciation and amortization charges associated with new stores.

In the Wholesale division, SGA decreased due to the change in the nature of our business from one of wholesale distribution to predominantly that of indent as mentioned earlier, partially offset by an adverse exchange rate movement.

5	Relocation and closure costs (gains)

The relocation and closure (costs) for fiscal 2004 comprise the:

•	A$3.98 million incurred in connection with the previously announced downsizing of our manufacturing operations in Sydney, Australia; and

•	surplus arising pursuant to an insurance payment received primarily for the fixed assets destroyed in the Keswick, Australia store fire on April 5, 2003.

During the comparable period in fiscal 2003, the relocation and closure (gains) arose from:

•	compensation of A$(4.1) million received from the State Rail Authority in relation to the expropriation of the leasehold property relating to the Chatswood, NSW store

•	an additional A$348,000 provided for the store closures in the USA; and

•	A$200,000 in professional fees, advertising expenses and asset write-offs relating to the Chatswood, NSW store.

6	Other (income)

Other (income) includes the:

•	surplus of A$(3.611) million pursuant to the disposal of two Australian properties as part of a plan to consolidate our Sydney distribution center and corporate headquarters on the remaining company-owned sites and to contract out part of our storage and bulk distribution, to third parties; and

•	provision of A$565,000 in relation to certain temporary workers’ physical damages claims which did not enjoy insurance cover as a result of our former insurance provider having been placed into liquidation as outlined on page 9. One of these claims is now the subject of a court appeal by the company.

7	Equity in (loss) of affiliates

Equity in (loss) of affiliates reflects the income from Bromic and Renegade Pty Limited trading as Supagas (“Supagas”) amounting to approximately A$135,000 and A$91,000, respectively. The carrying value of A$959,000 representing the cost of our equity interest plus our share of the undistributed profits in Bromic and Supagas was adjusted by the write-down of approximately A$444,000 to reflect the assessed carrying value pursuant to the consideration to be received in respect of the disposal to existing shareholders, of our aforementioned equity interest.

The consideration for Bromic amounts to A$1,130,080 in addition to a dividend of A$515,280 with payment in cash upon the execution of a formal agreement. In the case of Supagas, the consideration amounts to A$2,000,000 payable as to A$750,000 on January 1, 2005, A$750,000 on January 1, 2006 and A$500,000 on January 1, 2007, subject to acceleration of the full balance in the case of default. The balance of the consideration will attract interest at the rate of 6% pa, payable annually in arrears, reckoned from April 1, 2004 and payable with effect from January 1, 2005. As security for the performance of all the purchaser’s obligations, we have procured the pledge to us, over all the shares and loan account in Bromic and the shares in Supagas, being sold.

8	Interest

The reduction in interest expense has been brought about by a decrease in the level of borrowings during the fiscal year.

9	Taxation

Our effective tax rate was 66.2% (benefit) for the fiscal year ended January 31, 2004 as a result of an Australian tax rate of 30%, the exclusion from Australian taxation of the equity in affiliates adjustment pursuant to the sale of our equity interests in Bromic and Supagas referred to above, the exclusion from taxation of the surplus arising upon the disposal of two Australian properties, the taxation of the U.S.A. profits at a rate of 40% and non-deductible expenditure for taxation purposes in the United States.

Twelve Months Ended January 31, 2003 Compared to Twelve Months Ended January 31, 2002

2	Sales

The reduction in total net sales comprises decreases of:

•	A$7.7 million in comparable store sales due in the main, to

(i)	the effect of the strengthening in the average rate of exchange between the Australian dollar and the U.S. dollar;

(ii)	management’s decision to exit the camping market and progressively replace it with backyard specialty items and a broader range of outdoor furniture;

(iii)	lagging consumer confidence in Australia, particularly during the fourth fiscal quarter which is seasonally the country’s strongest retail period covering the Christmas holidays; and

(iv)	closure of our Chatswood, NSW store (pursuant to expropriation of the leasehold property by the State Rail Authority).

•	A$0.5 million in sales from stores which did not form part of comparable store sales; and

•	A$1.3 million in sales to Australian licensees due in the main, to:

(i)	increased competition in the furniture category; and

(ii)	management’s decision in relation to the camping category referred to above and an increase of A$1.8 million in Australian wholesale sales due in the main to an increase in export sales to the United Kingdom, Switzerland and Italy, partially offset by a reduction in our indent barbecue business.

In the USA, sales increased in US$ terms as the U.S. retail market began to experience a slight recovery from the previous year. This resulted in increases of US$1.6 million in comparable store sales, US$0.8 million in sales to franchisees and franchisee fees and US$3.1 million in sales from stores and website sales which did not form part of comparable store sales. The aforementioned was partially offset by US$2.3 million resulting from store closures.

At the Australian retail level, sales increases of A$4.9 million and A$2.1 million were recorded in the backyard and barbecue categories respectively. The former arose from the introduction of a new sales category and natural growth, in the case of the latter. Sales in the camping category declined by A$5.4 million due to management’s decision referred to above and by A$877,000 in the heating category, due to a mild winter and the elimination of certain product ranges.

At the Australian licensee level, barbecue sales increased by A$1.2 million due to strong marketing, partially offset by a reduction of A$0.6 million in the heating category due to the mild winter mentioned above.

In the United States, no new stores were opened and three stores were closed. In Australia, one new company store and one Licensee store were opened, one Licensee store was closed, one company store was closed pursuant to expropriation by the State Rail Authority, of the leasehold property which it occupied and a wood heater outlet in Tasmania was closed and incorporated into our Hobart store. The refurbishment of certain stores to merchandize the new backyard products, has continued.

3	Gross profit percentage

In the USA, gross profit percentage decreased due in the main, to:

•	a shift in demand to lower-margin items;

•	costs associated with the relocation of our warehousing operations from Irvine to Ontario; and

•	on-going promotional and clearance sales.

In Australia, gross profit percentage at the Retail level increased, particularly in the barbecue and furniture categories, mainly due to a reduction in the cost of imported product pursuant to the aforementioned appreciation of the A$ against the US$.

In the Licensee division, gross profit percentage increased in the furniture category, mainly due to the aforementioned appreciation of the A$ and the resultant reduction in the cost of imported product.

4	Selling, general and administrative expenses (“SGA”)

In the USA, SGA decreased due to:

•	the impact of the cost reduction program;

•	a reduction in advertising and corporate costs; and

•	the closure of three stores pursuant to historical under-performance.

At the Australian retail level, SGA decreased due to the impact of the cost reduction program.

In the Wholesale division, SGA decreased due to planned staff reductions and freight savings.

5	Relocation and closure (gains) costs

The relocation and closure (gains) for fiscal 2003 arose from:

•	compensation of A$(4.1) million received from the State Rail Authority in relation to the expropriation of the leasehold property relating to the Chatswood, NSW store

•	an additional A$348,000 provided for the store closures in the USA; and

•	A$200,000 in professional fees, advertising expenses and asset write-offs relating to the Chatswood, NSW store.

During the comparable period in fiscal 2002, relocation and closure costs were incurred in connection with the closure of seven U.S. stores, two of which were closed during fiscal 2002, one during February 2002 and a further four due for closure prior to January 2003.

6	Other (income)

Not applicable.

7	Equity in income of affiliates

Equity in income of affiliates increased due to an increase in the profitability of Bromic, the inclusion of income from Supagas for the first time and a reduction in income from GLG pursuant to its cessation as a buying office on December 31, 2001.

8	Interest

The reduction in interest expense has been brought about by a decrease in the level of borrowings during the fiscal year and lower interest rates.

9	Taxation

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

Critical Accounting Policies

In response to the Securities and Exchange Commission’s (“SEC”) Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”, and Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation”, respectively, we have identified the critical accounting policies that are most important to the portrayal of our financial condition and results of operations. The policies set forth below require management’s most subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Impairment of Identifiable Long-Lived Assets

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

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. Exit or disposal activities initiated after December 31, 2002 are now governed by the application of Statement of Financial Accounting Standards No. 146 which requires that a liability be recorded only when incurred.

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

Off Balance Sheet Arrangements

Our off-balance sheet arrangements are limited to the leasing of plant and equipment and motor vehicles through operating leases. The leases do not expose us to any material liabilities not recognized in the balance sheet.

Contractual Cash Commitments

The table below summarizes our contractual cash commitments except for purchase commitments of inventory, other items and services in the ordinary course of business, by payment date:

	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(In A$ thousands)
Operating leases	$68,338	$18,255	$25,990	$14,103	$9,990
Capital lease obligations	4,497	2,031	1,871	595	—
Long term debt	18,473	—	18,473	—	—

Total	$91,308	$20,286	$46,334	$14,698	$9,990

QUARTERLY RESULTS

Unaudited Quarterly Results and Seasonality

Our quarterly results of operations have fluctuated, and are expected to continue to fluctuate materially, primarily because of the seasonality associated with the barbecue and fireplace industries and related item sales. The timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, changes in our merchandise mix and overall economic conditions also contribute to fluctuations in our quarterly results. We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres which have opposite seasons, and offer fireplace products and (in Australia) home heaters in the fall and winter months. In anticipation of our peak selling season, we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, we have regularly experienced monthly losses. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See “Item 3. Key Information - D. Risk Factors”.

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

	Quarter Ended
	Jan. 31, 2004	Oct. 31, 2003	July 31, 2003	Apr. 30, 2003	Jan. 31, 2003	Oct. 31, 2002	July 31, 2002	Apr. 30, 2002
	(In A$ thousands, except per share data)
Statement of Operations Data:
Net sales	$84,937	$71,960	$78,638	$58,494	$89,318	$78,941	$88,326	$68,966
Cost of goods sold, warehouse, distribution and occupancy costs	57,078	51,474	55,165	43,797	62,644	56,642	61,132	50,023

Gross profit	27,859	20,486	23,473	14,697	26,674	22,299	27,194	18,943
Selling, general and administrative expenses	21,138	22,391	22,786	19,269	22,671	22,826	23,336	20,846
Store pre-opening costs	—	14	—	—	118	21	—	—
Relocation and closure (gains) costs	(142)	11	(680)	4,058	(15)	5	(3,542)	—
Other expense (income)	74	(3,294)	(99)	315	—	—	—	—

Operating income (loss)	6,789	1,364	1,466	(8,945)	3,900	(553)	7,400	(1,903)
Equity in (loss) income of affiliates	(444)	145	(102)	183	106	117	52	187
Interest expense	504	542	511	487	590	620	542	507

Income (loss) before income tax	5,841	967	853	(9,249)	3,416	(1,056)	6,910	(2,223)
Income tax expense (benefit)	1,277	239	233	(2,801)	1,431	(295)	2,069	(679)

Net income (loss)	4,564	728	620	(6,448)	1,985	(761)	4,841	(1,544)
Other comprehensive (loss) income	(2,167)	(2,523)	(1,465)	(1,986)	(2,722)	80	(998)	(2,281)

Net income (loss) after other comprehensive (loss) income	$2,397	$(1,795)	$(845)	$(8,434)	$(737)	$(681)	$3,843	$(3,825)

Earnings (loss) per share
Basic	$1.16	$0.18	$0.15	$(1.57)	$0.48	$(0.18)	$1.18	$(0.38)

Diluted	$1.14	$0.17	$0.15	$(1.57)	$0.48	$(0.18)	$1.17	$(0.38)

Weighted average shares outstanding
Basic	4,117	4,117	4,117	4,117	4,117	4,117	4,117	4,117

Diluted	4,207	4,205	4,124	4,117	4,117	4,117	4,136	4,117

Foreign Exchange Fluctuations

See “Item 3. Key Information - A. Selected Financial Data-Exchange Rates” and “ - D. Risk Factors”.

Governmental Regulation

See “Item 4. Information on our Company - B. Business Overview - Governmental Regulation”.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations through cash flow from operations and bank borrowings. As of January 31, 2004, we had access to a facility with ANZ (the “ANZ Facility”) up to A$53.4 million comprising real property loans in principal amount of A$7.7 million (secured by registered first mortgages over our respective freehold properties), overdraft, leasing, interchangeable and commercial bill acceptance discount facilities in principal amount of A$38.0 million and foreign currency and other facilities in principal amount of A$7.7 million. As of January 31, 2004 we had not utilized A$32.1 million of the total facility. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined below) in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore USA”).

All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, our performance and the normal terms and conditions, including financial covenants, applicable to bank lending. Historically, we have renegotiated our credit facilities on similar terms and conditions and, as we are able to roll-over bank bills (generally taken out for periods varying from approximately 30 to 90 days), the outstanding balance relating to bank bills and property loans is classified as a non-current liability. The review has recently been completed and for the ensuing year, we will enjoy facilities from ANZ of up to A$46.8 million.

Barbeques Galore Inc., our U.S. operating subsidiary, has access to a credit facility with Merrill Lynch Business Financial Services, Inc., (“Merrill Lynch”). As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the “Merrill Lynch Facility”). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by us and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc. As at January 31, 2004, there were no drawings against this facility.

Our total long-term debt matures as follows:

Year ending January 31,	(In A$ thousands)
2005	$—
2006	21,962

$21,962

For the fiscal years ended January 31, 2004, 2003 and 2002, cash flows provided by operating activities were A$2.5 million, A$11.1 million and A$14.2 million, respectively. Net cash flows provided by operating activities has decreased by comparison with the prior year primarily due to the net loss incurred for the year.

Net cash flows provided by (used in) investing activities for the fiscal years ended January 31, 2004, 2003 and 2002 were A$3.4 million, A$(2.7) million and A$(3.9) million, respectively. In Australia, proceeds from the sale of property, plant and equipment were generated primarily from the disposal of two Australian properties as part of a plan to consolidate our Sydney distribution center and corporate headquarters and to contract out part of our storage and bulk distribution, to third parties. Capital expenditure related to:

(i)	the fit-out of new stores at Liverpool, NSW, Artarmon, NSW, Prospect, NSW and Myaree, Western Australia;

(ii)	residual lease payments for the acquisition of furniture and fittings, computer equipment and machinery, pursuant to the expiration of such leases;

(iii)	the remodeling of certain stores to encompass the new backyard concept and “Good Times Galore” marketing strategy; and

(iv)	miscellaneous items of computer equipment and machinery for our corporate head office and manufacturing operations respectively.

In the United States, capital expenditure related to the:

(i)	opening of a new store in Jacksonville, Florida;

(ii)	remodeling of four existing stores in Kearny Mesa, California, Henderson, Nevada, Whitemarsh, Maryland and Sterling, Virginia;

(iii)	purchase of interior signs for stores and office furniture for the corporate headquarters at Lake Forest;

(iv)	upgrade of the corporate server including hardware and software; and

(v)	purchase of computer equipment for certain employees and for the new store at Jacksonville, Florida.

In the U.S.A. we intend to move cautiously ahead into a growth mode, examining opportunities to open new stores. In Australia, we are positioning ourselves for renewed growth and are planning to open new stores, one of which opened during March 2004 at Hoppers Crossing, Victoria and another during April 2004, at Marion, South Australia.

At January 31, 2004 we had working capital of A$45.7 million and normally maintain minimal amounts in cash and cash equivalents in Australian currency, relying instead on undrawn facilities under our borrowing arrangements with ANZ and Merrill Lynch.

We believe the ANZ and Merrill Lynch Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to a restriction on the payment of dividends under the ANZ Facility (as well as the Merrill Lynch Facility as defined above), such that we are entitled to pay in any twelve month period, up to 33 1/3% of the net income in the immediately preceding twelve months.

C.	RESEARCH AND DEVELOPMENT

See “Item 4. Information on our Company - B. Business Overview-Manufacturing”.

D.	TREND INFORMATION

This information has been disclosed elsewhere throughout this Annual Report.

E.	RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 clarifies the requirements of a guarantor in accounting for and disclosing certain guarantees issued and outstanding. FIN 45 is effective for fiscal years ending after December 15, 2002. We adopted the disclosure requirements of FIN 45 and have applied the recognition and measurement provisions for all material guarantees entered into or modified in periods beginning after January 1, 2003. We guarantee one franchised store lease which has been accounted for pursuant to FIN 45 (See Note 13 in notes to consolidated financial statements).

On December 31, 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation - Transition and Disclosure”. SFAS 148 amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Furthermore, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The adoption of SFAS 148 did not have an impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” and which was subsequently revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and requires companies to evaluate whether they have controlling financial interests in entities through means other than voting rights and accordingly should consolidate the entities. FIN 46 is immediately applicable for variable interest entities created after January 31, 2003 and applies for periods ending April 30, 2004 for variable interest entities acquired prior to February 1, 2003. We have evaluated the conditions relating to the application of FIN 46 and are satisfied that we are not the primary beneficiary in any variable interest entities. Accordingly, the adoption of FIN 46 had no impact on our financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 did not have a significant impact on our financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity”. SFAS 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adopting SFAS 150 will be recognized as a cumulative effect on an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. SFAS 150 did not have any impact on our financial position or results of operations.

ITEM	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Our directors, senior management and key employees are as follows:

Name	Age	Position
Directors and Senior Management
Sam Linz	64	Chairman of the Board and Chief Executive Officer
Robert Gavshon	56	Deputy Chairman of the Board and General Counsel
John Price	53	Head of Product Management and Development and Director
Sydney Selati	65	Chairman-Galore USA and Director
Edgar Berner(1)(2)	72	Director
Martin Bloom(1)	63	Director
Gordon Howlett(1)(2)	62	Director
David Glaser	55	Company Secretary
David James	43	Chief Financial Officer
Michael Lindblad	49	Chief Executive Officer-Galore USA
Kevin Ralphs	50	Chief Financial Officer-Galore USA

Key Employees—Australia
Monique Collister	56	Group Organizational Development Manager
Gary Heading	53	General Manager Retail/Licensees-Barbeques Galore (Aust) Pty Limited
Steve Katsilis	38	Group Information Technology Manager
Jacquie McMahon	40	Merchandise Manager
Craig Moore	39	Group Supply Chain Manager
Loucas Nicola	46	General Manager-Manufacturing-Park-Tec Engineering Pty Limited and Australian Enamellers Pty Limited
Jason Piggott	29	Marketing Manager
Conrad Taylor	36	National Distribution Manager
David Wickham	50	General Manager-Pricotech Leisure Brands Pty Limited

Key Employees—United States
Robin Isaacsohn	49	Director of Merchandise Planning and Allocation
Richard Kilar, Jr	38	Director of Information Technology
Benjamin Ramsey	49	Executive Vice President-Galore USA
Tom Steele	41	Director of Marketing
Jim Tullis	44	Director of Distribution and Logistics
Michael Varley	57	Vice President of Research and Development

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

Directors and Senior Management

Sam Linz has served as Chairman of the Board since joining us in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited (“Rebel”), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and a major shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 37 years of experience in the retail industry.

Robert Gavshon joined us in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel. Mr. Gavshon was one of the founders of Rebel and a shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 22 years of experience in the retail industry.

John Price joined us in 1981 as General Manager of Wholesale and has served as Head of Product Management and Development since June 1989 and as a Director since November 1989. Prior to joining us, Mr. Price helped found and was Managing Director of, Cook-On-Gas Products Pty Limited, a developer and manufacturer of consumer gas products which we acquired in 1981. Mr. Price has over 31 years of experience in the development and marketing of consumer gas products.

Sydney Selati has served as a Director since July 1997 and Chairman of Galore USA since May 1988. From 1984 until 1988, Mr. Selati was President of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby’s and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Linz. Mr. Selati has over 37 years of experience in the retail industry.

Edgar Berner was appointed as a non-executive Director on September 1, 1998. He is presently Vice President and on the Board of Directors of RealAge, Inc., a privately held internet health information company and also serves on the Board of Directors of Hot Topic, Inc., (NASDAQ), a teen-oriented retail chain of stores.

Martin Bloom was appointed as a non-executive Director and member of the Audit Committee on November 19, 2002. He is a Chartered Accountant (equivalent to a CPA) and has been a partner in two substantial accounting firms, Grant Thornton Kessel Feinstein in South Africa, from 1964 to 1972 and Horwath Sydney in Australia, from 1974 to-date. Mr. Bloom acted as Managing Director of Horwath Australia Limited and served for a number of years on the Council of Horwath International. His experience lies in the areas of auditing, corporate finance and litigation support. Mr. Bloom is also a member of the Disciplinary Committee of the Institute of Chartered Accountants and has served on a number of other high-ranking professional accounting committees.

Gordon Howlett has served as a non-executive Director since August 1991 and as Chairman of our Audit Committee since November 1991. Mr. Howlett is the Chief Executive Officer of Thorn Asia Pacific, Chairman of Kennards Hire Pty Limited and a non-executive Director of Ausron Limited. Mr. Howlett’s previous business experience was as Executive General Manager-Operations Qantas Airways from 1994 to 1997 and Managing Director of Avis Australia and Vice President of Avis throughout Asia Pacific, from 1981 to 1994.

David Glaser has served as Company Secretary since March 1994. Mr. Glaser was the financial administrator to certain of our subsidiaries from July 1989 to January 1996 and has also provided management accounting services to our retail subsidiary from February 1996 to April 1998. Mr. Glaser has extensive commercial experience in retail, manufacturing and service industries, both locally and overseas.

David James joined us in January 1992, serving in several group financial roles and ultimately as General Manager - Finance & Administration until his departure in September 1996. From September 1996 to July 1997, Mr. James was employed as Finance Director by HMV Australia Pty Limited, a subsidiary of EMI plc.. He rejoined us in July 1997 as Chief Financial Officer. Prior to 1992, Mr. James served as a Senior Audit Manager for KPMG in Australia.

Michael Lindblad joined us in September 2003 as Chief Executive Officer - Galore USA. Mr. Lindblad previously served as Regional Vice President for the mid-western and western regions of the U.S.A. at Bloomingdales Department Stores and prior to that, in senior positions with May Department Stores and as Chief Executive Officer of the apparel retailer, Children’s Collection.

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

Key Employees-Australia

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

Gary Heading joined us as a salesperson in 1983 and, in 1984 was appointed Store Manager at our Richmond store in Melbourne, Australia. In 1987 he was appointed Retail State Manager for Victoria and subsequently assumed responsibility for South Australia, Western Australia and Tasmania. Mr. Heading relocated to Sydney in 1996 to serve as National Operations Manager Retail/Licensees prior to his appointment in May 1989, to the position of General Manager Retail/Licensees for Barbeques Galore (Aust) Pty Limited.

Steve Katsilis joined us in 1985 where he initially worked at our Kogarah store in Australia. In 1989 he was appointed store manager of our Silverwater store and the following year, moved to head office as Stock Control Manager prior to his appointment in 1993, as Information Technology Manager and in 2002, as Group Information Technology Manager.

Jacquie McMahon joined us in December 2003 as Merchandise Manager for our Retail division. Prior to joining us, Jacquie served as Designer and Product Development Manager for the furniture, bedding and outdoor furniture categories at Domayne, a subsidiary of the Harvey Norman Group and was also responsible for setting up the furniture and bedding categories at the Harvey Norman Singapore and Slovenia stores and the first Harvey Norman Furniture store in New Zealand. Jacquie’s earlier experience included Group Category Manager at Levenes, Window Fashions, Lounge Furniture and the 42-stores Wallpaper & Paint group.

Craig Moore joined us in 1998, serving as Business Administration Manager for the Retail and Licensee divisions prior to his appointment in April 2001, as Demand Manager and again in October 2003, to his current position of Group Supply Chain Manager. Mr. Moore’s earlier experience included inventory management, buying, marketing and store development at department and specialty retail stores.

Loucas Nicola joined us in March 1986, serving in various roles including Group Management Accountant, Group Information Technology Manager and Financial Controller - Manufacturing before his appointment in November 2003, to the position of General Manager - Manufacturing. Mr. Nicola has extensive commercial experience in manufacturing, both at Barbeques Galore and prior to that, during his eight years of service at Garlock Pty. Limited, a subsidiary of Colt Industries, Inc..

Jason Piggott joined us in September 1999 as Marketing Manager. Mr. Piggott previously served as a member of the brand management team at Southcorp Wines and prior to that, as Marketing Services Manager with MacNaught Pty. Limited.

Conrad Taylor joined us in February 2001 as National Distribution Manager. Prior to joining us, Mr Taylor served as Warehouse Supervisor for Sydney Warehousing and Distribution Services and for seven years as a corporal clerk supply in the Royal Australian Air Force.

David Wickham joined us in September 2001, initially as State Manager - Victoria for Pricotech and later as Operations Manager, prior to his appointment as its General Manager. Mr. Wickham previously served for fourteen years as General Manager at Saxon Wood Heaters and Austwood Heaters, national manufacturing and distribution companies.

Key Employees—United States

Robin Isaacsohn joined us in June 2001 as Director of Merchandise Planning and Allocation. Mr. Isaacsohn has over 20 years of experience in the retail industry and prior to joining us, held various planning and allocation positions of progressively increasing responsibility with other specialty retailers including Sweet Factory, Woman’s World and Lerner New York. Mr. Isaacsohn was previously a retail consultant with Deloitte and Touche.

Richard Kilar, Jr. joined us in February 1998 as Senior Systems Analyst and was appointed Director of Information Technology in April 2003. Prior to joining us, Mr. Kilar served for four years as a senior programmer/analyst with Toshiba America Information Systems supporting the P.C. Manufacturing (Irvine, CA) and Toner Products divisions (Mitchell, SD). Mr. Kilar has over 15 years of experience in various information systems roles with Little Folks Shop/Kidsmart Inc., Infotec Development Inc. and Toshiba America.

Benjamin Ramsey joined us in March 1993 and held several management positions within Galore USA until August 1999 when he was appointed Executive Vice President. Mr Ramsey previously spent ten years associated with 7-Eleven Food Stores/Southland Corporation in managerial positions and was subsequently a franchise holder for a further four years.

Tom Steele joined us in July 2003 as Director of Marketing. Mr. Steele has over ten years of retail, catalog and e-commerce specialty marketing experience. Prior to joining us, he served as Vice President of Marketing at cameraworld.com, a top-100 U.S. e-commerce site. He is currently a frequent speaker on multi-channel marketing.

Jim Tullis joined us in September 1998 as Director of Distribution & Logistics. Prior to joining us, Mr. Tullis served as operations manager for Graco, Inc. and warehouse manager for Bio-Rad Laboratories.

Michael Varley joined us in January 1982 and served in a variety of sales- and buying-related positions, until May 1989 when he was appointed Vice President of Operations and Purchasing. Mr. Varley has served as Vice President of Purchasing and Distribution since May 1994 and is currently Vice President of Research and Development, developing new products at the various Chinese factories with which we have strategic alliances. From 1978 to 1981, Mr. Varley served as manufacturing/production manager for Mistral Fans, Inc., a manufacturing company, in both the United States and Australia. Prior to that, Mr. Varley worked as a product engineer and technical salesperson for several companies in the United Kingdom, South Africa and Australia.

B.	COMPENSATION

The aggregate annual compensation, including bonuses under the incentive program described below, paid by us to all our directors and senior management as a group for services for the fiscal year ended January 31, 2004 (11 persons) was A$2,348,143. This aggregate compensation, however, amount does not include any stock options granted to such individuals as more fully described below in the section titled “Item 6. Directors and Senior Management - E. Share Ownership for Directors and Senior Management - Options to Purchase Securities from Registrant or Subsidiaries”.

The total amount set aside by us and our subsidiaries to provide pension benefits for directors and senior management for the fiscal year ended January 31, 2004 was A$139,115.

On February 1, 2003, we continued with an incentive program whereby certain executives would receive a bonus if certain budget objectives were attained during fiscal year 2004. Under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James would each receive a bonus of 20% and Mr. Selati, a bonus of 10%, of his respective base salary, if we achieved our budgeted pre-tax profit before trading contingencies for the fiscal year 2004. Mr. Selati and Mr. Nicola would each receive a bonus of 10% of his respective base salary if his division achieved its budgeted operating contribution regardless of whether or not our budget was achieved. The incentive program was not achieved and thus no amounts were either accrued or paid.

C.	BOARD PRACTICES

At least one-third of our Board of Directors is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. Furthermore, our directors do not have contracts that provide for benefits upon termination of their services with us. The Board of Directors has a Compensation Committee comprised of Messrs. Berner and Howlett that reviews and makes recommendations for remuneration packages for executive directors and senior executives and an Audit Committee presently comprised of Messrs. Howlett (Chairman), Berner and Bloom that advises on the establishment and maintenance of internal controls and ethical standards, the quality and reliability of financial information and information provided by our independent auditors.

The terms of our directors expire as of our annual meetings of shareholders to be held in the years indicated below:

Gordon Howlett	2004
John Price	2004
Edgar Berner	2005
Sam Linz	2005
Martin Bloom	2006
Robert Gavshon	2006
Sydney Selati	2007

On November 28, 1991, the Board of Directors adopted an Audit Committee Charter to govern the conduct and set forth the responsibilities of the Audit Committee. It was amended on March 25, 2003 to comply with changes in the United States securities laws and Nasdaq listing requirements. We have filed the amended Audit Committee Charter as Exhibit 99.3 to this Annual Report.

D.	EMPLOYEES

As of January 31, 2004, we employed a total of 1,174 persons, on a permanent, part-time or temporary basis of whom 681 were employed in Australia and 493 in the United States. The number of temporary employees fluctuates depending on seasonal needs. Some of our employees at Park-Tec Engineering Pty Limited have become members of the Australian Metal Workers Union with which we have entered into an Enterprise Bargaining Agreement.

E.	SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information with respect to the beneficial ownership of our Ordinary Shares, including Ordinary Shares held directly or in the form of ADSs as of April 29, 2004, based on an aggregate of 4,116,652 Ordinary Shares outstanding as of such date, for each of our directors and all of our directors and senior management as a group as of such date.

	Ordinary Shares(1), (2) Beneficially Owned
	Number	%
Sam Linz(3)	1,263,382	30.21
Robert Gavshon	410,794	9.82
Sydney Selati	193,088	4.65
John Price	81,940	1.98
Edgar Berner(4)	*	*
Martin Bloom(4)	*	*
Gordon Howlett(4)	*	*
David Glaser(4)	*	*
David James(4)	*	*
Michael Lindblad(4)	*	*
Kevin Ralphs(4)	*	*
All directors and senior management as a group (11 persons)	1,999,317	46.11%

*	Less than 1% of our outstanding shares.
(1)	The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of ADSs.
(2)	Applicable percentage of ownership for each shareholder is based on 4,116,652 Ordinary Shares outstanding as of April 29, 2004, together with applicable options for such shareholders but excludes 183,091 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan (the “1997 Plan”). There are an additional 481,676 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Plan. Ordinary Shares subject to options exercisable within 60 days of April 29, 2004 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.
(3)	Includes 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.
(4)	Beneficially owns less than 1% of our outstanding shares.

Share Options for Directors

The following table contains information pertaining to share options held by directors as of April 29, 2004:

	Number of Ordinary Shares Issuable on Exercise of Option	Per Share Exercise Price in US$		Exercisable Date/Period
Sam Linz	20,200 27,438 38,412 15,000	$ $ $ $	6.38 2.54 3.02 4.67	December 7, 2004 July 1, 2002 to June 30, 2012 July 1, 2002 to June 30, 2012 July 1, 2004 to June 30, 2014

Robert Gavshon	20,200 27,438 38,412 15,000	$ $ $ $	6.38 2.54 3.02 4.67	December 7, 2004 July 1, 2002 to June 30, 2012 July 1, 2002 to June 30, 2012 July 1, 2004 to June 30, 2014

John Price	6,425 9,067 12,883 3,750	$ $ $ $	6.38 2.54 3.02 4.67	December 7, 2004 July 1, 2002 to June 30, 2012 July 1, 2002 to June 30, 2012 July 1, 2004 to June 30, 2014

Sydney Selati	10,100 13,829 19,096 7,500	$ $ $ $	6.38 2.54 3.02 4.67	December 7, 2004 July 1, 2002 to June 30, 2012 July 1, 2002 to June 30, 2012 July 1, 2004 to June 30, 2014

Edgar Berner	22,056 2,500	$ $	6.38 4.10	December 7, 2004 January 1, 2003 to December 31, 2012

Gordon Howlett	625 2,500 2,500	$ $ $	6.38 4.10 4.67	December 7, 2004 January 1, 2003 to December 31, 2012 July 1, 2004 to June 30, 2014

Options to Purchase Securities from Registrant or Subsidiaries

As of April 29, 2004 there were outstanding options to purchase a total of 623,329 Ordinary Shares granted by us, of which our directors and senior management held 377,879. These outstanding options were granted under our 1997 Plan. There were no other warrants or rights to purchase our Ordinary Shares outstanding as of April 29, 2004. The following table sets forth information concerning outstanding options as of April 29, 2004:

	Number Of Ordinary Shares Under Option	Price Per Ordinary Share		Option Expiration Date
1997 Plan(1)	128,641	US$	6.38	December 7, 2004
1997 Plan(1)	84,686	US$	2.54	June 30, 2012
1997 Plan(1)	56,100	US$	4.10	December 31, 2012
1997 Plan(1)	118,352	US$	3.02	June 30, 2012
1997 Plan(1)	25,000	US$	4.74	September 14, 2015
1997 Plan(1)	184,550	US$	4.67	June 30, 2014
1997 Plan(1)	10,000	US$	4.50	December 14, 2015
1997 Plan(1)	16,000	US$	5.10	August 31, 2014
Directors and senior management as a group(2)	402,879		—	—

(1)	Options under the 1997 Plan will generally expire on the earlier of the Expiration Date or three months after the cessation of employment of the optionee. For more information, see the “1997 Share Option Plan” description below.
(2)	Directors and senior management as a group received options under our 1997 Plan. For more information, see the “1997 Share Option Plan” description below.

1997 Share Option Plan

Our 1997 Plan was adopted by the Board of Directors on October 1, 1997, and approved by shareholders as of October 7, 1997. As of January 31, 2004, a total of 1,089,005 Ordinary Shares have been authorized for issuance under the 1997 Plan. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31 of the immediately preceding calendar year. Pursuant to a resolution of shareholders passed at our Annual General Meeting on June 14, 2002, the maximum number of options which may be granted to any single individual in the 1997 Plan, was increased to 200,000 Ordinary Shares per fiscal year.

The 1997 Plan consists of the Option Grant Program, under which eligible individuals in our employ or service (including our officers and other employees, non-employee Board members, consultants and other independent advisors) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five percent (85%) of their fair market value on the option grant date.

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

The Board of Directors pursuant to a meeting on September 1, 1998, granted options to a non-executive director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on January 7, 2000 and replaced with options granted to the same non-executive director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004.

As a result of decreases in the market price of our Ordinary Shares during the latter part of 1998, the exercise price of those options granted concurrently with the Offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the continuing opportunity to acquire our Ordinary Shares at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancelation/re-grant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an “Old Option”) was canceled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a “New Option”), was granted in replacement thereof. The New Options were exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options were substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were canceled and re-granted under the program. In addition to the cancelation and re-grant program on November 9, 1998, the Board of Directors granted further options to directors, a member of senior management and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above. None of the 155,450 options outstanding were exercised, all of which lapsed on October 9, 2003.

Pursuant to the aforementioned circulating resolution of directors, further options were granted to executive directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004. During the fiscal year ended January 31, 2004, a total of 11,875 options, exercisable at US$6.38 per Ordinary Share, were forfeited.

The Board of Directors pursuant to a meeting on March 19, 2002, granted options to executive directors and senior management to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. None of the aforementioned options have been forfeited to-date.

The Board of Directors pursuant to a meeting on April 16, 2002 granted options to non-executive directors and certain employees to purchase up to an aggregate of 68,850 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003 until expiration on December 31, 2012. During the fiscal year ended January 31, 2004, a total of 8,000 options, exercisable at US$4.10 per Ordinary Share, were forfeited.

Pursuant to a circulating resolution of directors on June 20, 2002, options were granted to directors and senior management to purchase up to an aggregate of 118,352 Ordinary Shares at a price of US$3.02 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. None of the aforementioned options have been forfeited to-date.

The Board of Directors pursuant to a meeting on August 28, 2003, granted options to a member of senior management in the United States to purchase up to an aggregate of 25,000 Ordinary Shares at a price of US$4.74 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after September 15, 2005 until expiration on September 14, 2015. None of the aforementioned options have been forfeited to-date.

The Board of Directors pursuant to a meeting on December 2, 2003, granted options as at that date, to executive directors, a non-executive director, senior management and employees to purchase up to an aggregate of 184,550 Ordinary Shares at a price of US$4.67 per Ordinary Share and granted options as at December 15, 2003 to a key Australian employee to purchase up to an aggregate of 10,000 Ordinary Shares at a price of US$4.50 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2004 and December 15, 2005 respectively, until expiration on June 30, 2014 and December 14, 2015 respectively. None of the aforementioned options have been forfeited to-date.

The Board of Directors pursuant to a meeting on March 10, 2004, granted options to certain key employees and a member of senior management in the United States to purchase up to an aggregate of 16,000 Ordinary

Shares at a price of US$5.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after September 1, 2004 until expiration on August, 31, 2014. None of the aforementioned options have been forfeited to-date.

The Board may amend or modify the 1997 Plan at any time. However, no such amendment or modification shall adversely affect the rights of any optionee without his or her consent. The 1997 Plan will terminate on October 1, 2007, unless sooner terminated by the Board.

ITEM	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our Ordinary Shares including Ordinary Shares held directly or in the form of ADSs as of April 29, 2004, based on an aggregate of 4,116,652 Ordinary Shares outstanding as of such date:

	Ordinary Shares(1)(2) Beneficially Owned
Name of beneficial holder	Number	%
Sam Linz(3)	1,263,382	30.21
Strong Capital Management, Inc. jointly with Richard S. Strong	451,631	10.97
Robert Gavshon	410,794	9.82
Peter S. Lynch	337,000	8.19

(1)	The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of ADSs.
(2)	Applicable percentage of ownership for each shareholder is based on 4,116,652 Ordinary Shares outstanding as of April 29, 2004, together with applicable options for such shareholders but excludes 70,400 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan (the “1997 Plan”). There are an additional 481,676 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Plan. Ordinary Shares subject to options exercisable within 60 days of April 29, 2004 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.
(3)	Includes 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.

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

As of April 16, 2004, there were 18 holders of record of ADSs and 21 additional holders of record of our Ordinary Shares. Of the Ordinary Shares, to our knowledge, five holders of record reside in the United States. Of the ADSs, to our knowledge, eight holders of record reside in the United States. We are unable to determine the number of beneficial owners of the ADSs residing in the United States.

B.	RELATED PARTY TRANSACTIONS

Company Policy Concerning Transactions with Affiliates

Under the Australian Corporations Law, directors are prohibited from entering into transactions with us that confer a benefit on any director if the transaction is not on “arms-length” commercial terms except where limited exemptions apply or detailed approval procedures are first observed. We have adopted a more stringent policy based on the Australian Corporations Act 2001 that requires all transactions with directors, senior management and other affiliates be on terms that are believed to be at least as favorable to us as could be obtained from unaffiliated third parties and that such transactions must be approved by a majority of our disinterested directors.

We believe that the following transactions with directors, senior management and other affiliates were completed on terms as favorable to it as could have been obtained from unaffiliated third parties.

Transactions with Affiliates

We hold a one-third ownership interest in Bromic which receives approximately 7% of its revenues from sales to us. During the year ended January 31, 2004, we purchased approximately A$1.3 million of products from Bromic as its third largest customer. We also hold a one-third equity interest in Supagas, an Australian company which operates as an industrial and domestic gas distributor. Subsequent to January 31, 2004, our equity interest in both Bromic and Supagas were sold on the terms and conditions set out on page 22.

We acquired as of May 2, 2002, the remaining 50% of the ordinary shares of GLG which acted as a buying office, supplying the Company and other third parties with grills, burners and other products prior to cessation of that activity on December 31, 2001 as a result of which GLG is now a wholly-owned subsidiary. The buying office has been dismantled and the administration of the Asian purchases is currently being handled from our Hong Kong office.

Transactions Involving Principal Shareholders, Directors and Senior Management

Messrs. Linz, Gavshon, Selati and Price beneficially own 30.21%, 9.82%, 4.65% and 1.98%, respectively, of the Company’s outstanding Ordinary Shares. Accordingly, these individuals may exert substantial influence over our business and affairs, including the election of our directors and the outcome of corporate actions requiring shareholder approval.

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

We own the cars for the use of Messrs. Linz and Gavshon. Mr. Selati’s car was leased at a monthly rate of approximately US$1,531 prior to our purchasing a car for his use in July 2003. We lease Mr. Price’s car at a monthly rate of approximately A$1,977.

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

Mr. Selati’s daughter, practising under the name of Romy Selati Loseke, Attorney at Law, currently provides legal services to us in connection with leasing and real estate issues in the State of California. During the fiscal year ended January 31, 2004, the Company paid fees of US$10,234 for the aforementioned services. Mr. Selati’s daughter was previously with the law firm of Seltzer, Caplan, McMahon, Vitek to which we paid fees of US$18,833 during the fiscal year ended January 31, 2003, for legal services rendered in connection with leasing matters.

Mr. Linz’s wife currently provides editorial and consulting services to us in connection with our quarterly internal newsletter, “Inside Galore”. During the fiscal year ended January 31, 2004, we paid fees of A$6,000 for the aforementioned services.

Pursuant to his appointment as a non-executive director on September 1, 1998, we granted options to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share to Mr. Edgar Berner under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options to Mr. Berner, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004 (none of which were exercised) and December 7, 2004. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

On November 9, 1998, we granted options to purchase up to an aggregate of 46,250 Ordinary Shares at a price of US$5.20 per Ordinary Share to directors and a member of senior management under the 1997 Plan, exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Sydney Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares and Mr. Gordon Howlett and Mr. David James each received a grant of 2,500 Ordinary Shares. None of the aforementioned 46,250 options outstanding were exercised, all of which lapsed on October 9, 2003.

Pursuant to the aforementioned circulating resolution of directors, options to purchase up to an aggregate of 71,195 Ordinary Shares at a price of US$6.38 per Ordinary Share were granted to directors and senior management under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004 (none of which were exercised) and December 7, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 20,200 Ordinary Shares, Mr. Sydney Selati received a grant of 10,100 Ordinary Shares, Mr. John Price received a grant of 6,425 Ordinary Shares, Mr. David James received a grant of 5,300 Ordinary Shares, Mr. Edgar Berner received a grant of 4,410 Ordinary Shares, Mr. Kevin Ralphs received a grant of 3,185 Ordinary Shares, Mr. David Glaser received a grant of 750 Ordinary Shares and Mr. Gordon Howlett received a grant of 625 Ordinary Shares. None of the aforementioned options have been forfeited to-date. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

On March 19, 2002, we granted options to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2002. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 27,438 Ordinary Shares, Mr. Sydney Selati received a grant of 13,829 Ordinary Shares, Mr. John Price received a grant of 9,067 Ordinary Shares, Mr. David James received a grant of 5,762 Ordinary Shares and Mr. Kevin Ralphs received a grant of 1,152 Ordinary Shares. None of the aforementioned options have been forfeited to-date. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

On April 16, 2002, we granted options to purchase up to an aggregate of 16,750 Ordinary Shares at a price of US$4.10 per Ordinary Share to non-executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after January 1, 2003. Mr. Gordon Howlett and Mr. Edgar Berner each received a grant of 2,500 Ordinary Shares, Mr. David James received a grant of 6,500 Ordinary Shares, Mr. Kevin Ralphs received a grant of 4,000 Ordinary Shares and Mr. David Glaser received a grant of 1,250 Ordinary Shares. None of the aforementioned options have been forfeited to-date. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

Pursuant to a circulating resolution of directors on June 20, 2002, we granted options to purchase up to an aggregate of 118,352 Ordinary Shares at a price of US$3.02 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2002. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 38,412 Ordinary Shares, Mr. Sydney Selati received a grant of 19,096 Ordinary Shares, Mr. John Price received a grant of 12,883 Ordinary Shares, Mr. David James received a grant of

7,957 Ordinary Shares and Mr. Kevin Ralphs received a grant of 1,592 Ordinary Shares. None of the aforementioned options have been forfeited to-date. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

On December 2, 2003, we granted options to purchase up to an aggregate of 64,250 Ordinary Shares at a price of US$4.67 per Ordinary Share to executive directors, a non-executive director and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Selati received a grant of 7,500 Ordinary Shares, Mr. Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares, Mr. Gordon Howlett received a grant of 2,500 Ordinary Shares, Mr. David James received a grant of 7,500 Ordinary Shares, Mr. Kevin Ralphs received a grant of 10,000 Ordinary Shares and Mr. David Glaser received a grant of 3,000 Ordinary Shares. None of the aforementioned options have been forfeited to-date. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

On March 10, 2004, we granted options to purchase up to an aggregate of 5,000 Ordinary Shares at a price of US$5.10 per Ordinary Share to a member of senior management under the 1997 Plan, exercisable in full at any time on or after September 1, 2004. Mr. Kevin Ralphs received a grant of 5,000 Ordinary Shares. None of the aforementioned options have been forfeited to-date. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM	8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see Item 18 for a list of the financial statements filed as part of this Annual Report.

Dividend Policy

We have previously paid dividends on the Ordinary Shares and ADSs and may continue to do so in the future. In addition, we are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined. See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

Legal Proceedings

There are no material legal proceedings pending against us. We are involved in various product liability claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our business, results of operations or financial condition.

We placed a major portion of our insurances with HIH Casualty and General Insurance Limited (“HIH”) during the twelve months ended June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) were placed into liquidation on August 27, 2001. We have replaced our insurances with other insurers and currently have two claims against us on foot in relation to the period during which we enjoyed cover with HIH, the outcome of which, in the opinion of management, is not likely to have a material adverse effect on our business, results of options or financial condition. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period of cover with HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group, were such claims to arise.

Barbeques Galore, Inc., has been served with proposed assessments of additional General Excise Tax, including penalties and interest, from the Department of Taxation – State of Hawaii, amounting in aggregate to US$264,570 in relation to a store operated on a Military Naval Base on Hawaii. The matter has been referred to Counsel and in the opinion of management, based on the preliminary advice received, we have sound defences to the proposed assessments such that the ultimate disposal of these assessments will not have a material adverse effect on our business, results of operations or financial condition.

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

Price Range of our ADSs on the Nasdaq Stock Market® (“Nasdaq”)

Our Offering was completed in November 1997.

Our Ordinary Shares, as represented by ADSs, are traded on Nasdaq under the symbol BBQZ. The ADSs are in turn represented by American Depositary Receipts (“ADRs”) issued by the Depositary. Each ADS represents one Ordinary Share.

From April 1987 through December 1996, we listed our Ordinary Shares for trading on the ASE. In December 1996, we voluntarily delisted from the ASE and since then, there has been no established foreign public market for the Ordinary Shares or ADSs.

The following table sets forth the range of high and low closing sale prices of the ADSs on Nasdaq for the fiscal periods indicated:

	Price Per ADS on Nasdaq
	High		Low
(a) Annual high and low market prices

February 1, 2003 to January 31, 2004	US$	5.00	US$	2.45
February 1, 2002 to January 31, 2003		4.50		2.10
February 1, 2001 to January 31, 2002		4.75		1.73
February 1, 2000 to January 31, 2001		11.50		3.00
February 1, 1999 to January 31, 2000		9.75		2.50

(b) Quarterly high and low market prices

Fiscal Year ended January 31, 2004
First Quarter	US$	3.18	US$	2.45
Second Quarter		3.06		2.58
Third Quarter		5.00		3.06
Fourth Quarter		4.97		4.23

Fiscal Year ended January 31, 2003
First Quarter	US$	4.50	US$	2.10
Second Quarter		4.00		3.00
Third Quarter		3.98		3.00
Fourth Quarter		3.20		2.86

(c) Monthly high and low market prices

March 2004	US$	8.80	US$	4.85
February 2004		5.35		4.32
January 2004		4.80		4.30
December 2003		4.70		4.30
November 2003		4.97		4.23
October 2003		5.00		4.61

As of April 16, 2004, there were 18 holders of record of ADSs and 21 additional holders of record of our Ordinary Shares. Of the Ordinary Shares, to our knowledge, five holders of record reside in the United States. Of the ADSs, to our knowledge, eight holders of record reside in the United States. We are unable to determine the number of beneficial owners of the ADSs residing in the United States.

ITEM	10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Previously filed as exhibit 3.1 in our Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998 and incorporated by reference herein.

C.	MATERIAL CONTRACTS

With respect to our 1997 Share Option Plan, see “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management”. With respect to our ANZ facility and our Merrill Lynch facility, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

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

Restrictions on Foreign Ownership; Antitakeover Restrictions

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer (the “Treasurer”) or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the “Takeovers Act”). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the course of trading, shares acquired in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or planned future ownership or lease of property in Australia. There would, however, be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If foreign persons or their associates were to own all of the ADSs, then the level of foreign ownership of our equity securities would be approximately 61.4%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

We have additionally provided that all stock options outstanding under our 1997 Plan at such time as we are acquired by merger or asset sale, pursuant to which such stock options are not assumed or replaced by the successor corporation, shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 623,329 Ordinary Shares underlying stock options granted under our 1997 Plan, which barring acceleration, became/will become exercisable as to 128,641 in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004, as to 84,686 in full at any time on or after July 1, 2002, (none of which have been exercised), as to 56,100 exercisable in full at any time on or after January 1, 2003, (none of which have been exercised), as to 118,352 exercisable in full at any time on or after July 1, 2002, (none of which have been exercised), as to 25,000 exercisable in full at any time on or after September 15, 2005, (none of which have been exercised), as to 184,550 exercisable in full at any time on or after July 1, 2004, (none of which have been exercised), as to 10,000 exercisable in full at any time on or after December 15, 2005, (none of which have been exercised) and as to 16,000 exercisable in full at any time on or after September 1, 2004, (none of which have been exercised), according to the terms of the 1997 Plan. Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible, attempts by certain entities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that might result in a premium over market price to holders of ADSs. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management “ - 1997 Share Option Plan”.

Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Provisions contained in the Constitution, among other things:

•	in effect, divide the Board of Directors into three classes, which serve for staggered three-year terms;

•	provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present;

•	require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors; and

•	authorize the Board of Directors, without any vote or action by our shareholders, to issue, out of our authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights which may relate to voting, dividend, return of capital or any other matter.

Although we currently have no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to and may be adversely affected by, the rights of the holders of any preferred or senior shares that may be issued in the future. The issuance of any preferred or senior shares and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third-party to acquire control of us.

In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residents of Australia is 30% for companies for the 2004 income year (which for most taxpayers is the year ending June 30, 2004). For individuals, the rate of tax increases from 29% to a maximum of 47%. If the Ordinary Shares or ADSs, however, are held for twelve months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. These circumstances are described in “Item 10. Additional Information - E. Taxation”.

There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined on page 28.

E.	TAXATION

The following is a general description of the Australian taxation consequences for U.S. residents in respect of the holding and sale of ADSs and Ordinary Shares. It is not intended to be advice and investors should consult their own tax advisers in respect of the taxation consequences relevant to their particular circumstances.

Protocol to the U.S./Australia Tax Treaty.    On September 27, 2001, the Governments of the United States and Australia signed a Protocol (“the Protocol”) amending the bilateral Double Taxation Agreement between the two nations (“the Treaty”). The Protocol came into force on May 12, 2003 and applies to:

(i)	dividends paid by an Australian company to a U.S. resident on or after July 1, 2003; and

(ii)	income or gains (which are subject to Australian income tax) derived by a U.S. resident in any Australian income year starting on or after July 1, 2003.

Dividends.    Fully franked dividends (ie, dividends paid out of the company’s profits which have been subject to Australian income tax at the corporate tax rate) which are paid to shareholders who are U.S. residents will not be subject to Australian income or Australian withholding taxes. Unfranked dividends (ie dividends that are paid out of profits that have not been subject to Australian income tax) may be subject to Australian withholding tax when paid to U.S. resident shareholders. In the event the company pays partially franked dividends, shareholders may be subject to withholding tax on the unfranked portion.

Subject to two exceptions mentioned below, withholding tax is imposed on unfranked dividends which are not “FDA dividends” (see below) at the rate of 15%. The two exceptions are:

(i)	no withholding tax is imposed on unfranked dividends paid to a U.S. resident company which is beneficially entitled to 80% of the voting power (for a twelve month period prior to the date the dividend is declared) of the company and the U.S. resident company satisfies a public listing requirement; and

(ii)	a withholding tax limit of 5% applies to unfranked dividends paid to a U.S. resident company that holds at least 10% of voting power in the company but does not meet the 80% test mentioned above.

Dividends which are paid to the company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the company’s “foreign dividend account” (“FDA”). Where the company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the company is an FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of an FDA dividend gives rise to a debit in the company’s FDA account. The Australian Federal Government has announced that it will extend the dividend withholding tax exemption for FDA dividends to all types of foreign income derived by an Australian company. This announcement, made in the 2003 Federal Budget, has not yet become law. It is the Australian Government’s stated intention, however, that this measure be passed for commencement from July 1, 2004.

Sales of ADS or Ordinary Shares.    U.S. residents who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together with associates) 10% or more of the issued share capital of a public Australian company are not liable for Australian capital gains tax on the disposal of shares or ADSs of such company.

U.S. residents are subject to Australian capital gains tax on the disposal of shares or ADSs of a private Australian company where the disposal consideration exceeds the cost base unless such a gain is exempt from Australian tax under the Treaty. The rate of Australian tax on taxable capital gains realized by U.S. residents is 30% for companies for the 2004 income year (for most taxpayers, the year ending June 30, 2004). For individuals, the rate of tax increases from 29% to a maximum of 47%. If the Ordinary Shares or ADSs are held for 12 months or more, however, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. U.S. residents who are subject to Australian tax on capital gains made on the disposal of Shares or ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

A company listed on a stock exchange (a “Listed company”) will be treated as a private company in respect of an income year for Australian tax purposes if it is closely held (ie at any time during that income year, not less than 75% of the paid up capital of the company, voting power or dividend rights of such company, or the right to acquire any one of these, is held by 20 or fewer persons), unless the Australian Commissioner of Taxation (the “Commissioner”), pursuant to the discretion granted to him, rules that such company will be treated as a public company for such income year. As the ADSs are listed for quotation on NASDAQ, the company will be deemed a Listed company. The company currently qualifies as a public Australian company; however, because the ownership of the company must be continuously monitored, we cannot assure you that the company will not become closely held, thereby losing its public company status. If the company were to lose its public company status, it would become a private Australian company and the paragraph immediately preceding this one, would apply to the company.

Non-residents of Australia in whose hands a profit on disposal of ADSs or Ordinary Shares is regarded as ordinary income and not as a capital gain (eg. securities dealers) will be subject to Australian income tax on Australian source profits arising on the disposal of the ADSs or Ordinary Shares, unless such profits are exempt from Australian tax under the Treaty. Prospective investors should consult their own tax advisors in determining whether a profit on disposal of ADSs or Ordinary Shares is ordinary income because such a conclusion depends on the particular facts and circumstances of the individual investor.

Pursuant to Article 7 of the Treaty, profits (other than capital gains) arising on the disposal of ADSs or Ordinary Shares which constitute “business profits” of an enterprise carried on by a U.S. resident who does not carry on business in Australia through a permanent establishment to which such profits are attributable are, subject to the following exception, exempt from Australian tax. The exception is where such profits are dealt with separately in another article of the Treaty, in which case, the provisions of that other Article are not affected by Article 7. Relevantly, an example of another article of the Treaty which could deal separately with profits that might be otherwise exempt under Article 7 is Article 13. Article 13 preserves Australia’s right to tax:

(i)	capital gains; and

(ii)	a profit on the sale of shares in a company, the assets of which consist wholly or predominantly of real property in Australia.

The term “business profits” is not defined in the Treaty and thus its meaning in the present context is that which the term has under Australian tax law. The Australian Courts have held that the term business profits is not confined to profits derived from the carrying on of a business but must embrace any profit of a business nature or commercial character. The term “permanent establishment” is defined in the Treaty to mean a fixed place of business through which an enterprise is carried on and includes an Australian branch of the U.S. resident and an agent (other than an agent of independent status) who is authorized to conclude contracts on behalf of the U.S. resident and habitually exercises that authority in Australia. Profits derived by a U.S. resident from the disposal of ADSs or Ordinary Shares which were acquired for the purpose of sale or exchange in the ordinary course of a business should constitute business profits under the Treaty and thus be exempt from Australian tax, provided that:

(i)	such holder does not carry on business in Australia through a permanent establishment to which such profits are attributable; and

(ii)	the assets of the company do not consist wholly or predominantly of real property in Australia.

Currently, the assets of the company do not consist wholly or predominantly of real property in Australia. We cannot assure you, however, that the assets of the company will not become, wholly or predominantly, real property in Australia.

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

Duty is chargeable on a dutiable transaction relating to ADRs that create an interest in an Ordinary Share whether or not that transaction is effected in writing. Dutiable transactions include a transfer, an agreement for sale or transfer and a declaration of trust. The term ADR is specifically defined in the legislation and requires the Depositary to hold the underlying Ordinary Shares as trustee for the ADR holder.

There are a number of exemptions from duty on the transfer of Ordinary Shares. The availability of exemptions depends upon the particular circumstances surrounding each transaction. These include exemptions relating to deceased estates, transfers between trustees and beneficiaries, bankrupt estates, divorces and reconstructions of corporate groups. You should consult a legal adviser in relation to the precise terms and availability of any exemption.

Gift, Estate and Inheritance Taxes

There are no specific gift, estate or inheritance taxes in Australia. The transfer by a U.S. resident of Ordinary Shares or ADSs by way of gift or upon death, however, may have Australian income tax and stamp duty implications.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

All documents relating to us and which we have referred to in this Annual Report, are available at our principal executive and registered offices at 327 Chisholm Road, Auburn, NSW 2144, Australia. Certain of our documents are also filed with the SEC and may be inspected on its website at www.sec.gov.

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

Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar. In our U.S. operations, however, we have not and currently do not actively hedge against exchange rate fluctuations as the vast majority of the U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net (loss) income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

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

	Year ended January 31, 2004	Year ended January 31, 2003	Year ended January 31, 2004		Year ended January 31, 2003
	(weighted average rate)		(In A$ thousands)
Sell Pounds sterling
Not later than one year	0.4141	0.3529		$3,018	$2,975

Buy U.S. dollars
Not later than one year	Nil	0.5632	$	Nil	$473

Based upon the rates at January 31, 2004, the cost to sell the equivalent Pounds sterling detailed above, was approximately A$2,971,000. The fair value of foreign contracts at balance date, is approximately A$48,000 surplus.

Interest Rate Risk

Because we have long term debt under the facilities with ANZ and Merrill Lynch, we are exposed to changes in interest rates.

The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 134 days. As of January 31, 2004 and 2003, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2004	January 31, 2003	January 31, 2004	January 31, 2003
	(In A$ thousands)		(Interest rate per annum)
Bank bills	$14,312	$12,682	6.2%	5.8%
Property loans	7,650	8,450	6.9% to 7.5%	6.9% to 7.5%

As of January 31, 2004 the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly.

Our total long-term debt matures as follows:

Year ending January 31,	(In A$ thousands)
2004	$—
2005	21,962

$21,962

The difference between the carrying value and fair value of long term debt is not significant.

ITEM	12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM	13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any events of default under any of our existing credit facilities described in this Annual Report. We are not in arrears with regard to the payment of any dividends and have not issued any preferred stock.

ITEM 14. MATERIAL	MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Changes in Securities

On December 3, 1999 we announced that our Board of Directors had authorized the repurchase of up to 450,000 ADRs of Barbeques Galore Limited as market conditions become favorable. The repurchase program will expire upon reaching an aggregate purchase quantity of 450,000 ADRs. Commencing March 23, 2001 and thereafter, we repurchased, at a cost of US$1,122,063 and from available resources, 425,000 ADRs on the open market, pursuant to the repurchase program.

ITEM	15. CONTROLS AND PROCEDURES

(a) Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended, within the 90 day period preceding the filing date of this report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.

(b) There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

ITEM 16.

Audit Committee Financial Expert

Martin Bloom serves as our financial expert on our Audit Committee.

Code of Ethics

We have for many years, maintained a set of corporate business principles which incorporates our code of ethics applicable to all our employees and officers, as well as our independent directors who are not employees of the company, with regard to their activities related to our business. We have now codified those principles into a Code of Business Conduct and Ethics (the “Code”).

The Code incorporates our guidelines and is designed to deter wrongdoing and promote honest and ethical conduct and compliance with applicable laws and regulations. The Code also incorporates our expectations of our employees to enable us to provide accurate and timely disclosure in our filings with the SEC and facilitates our other public communications. The full text of our Code is published on our website at www.bbqgalore.com and www.barbequesgalore.com.au.

Principal Accountant Fees and Services

Audit fees billed for the fiscal years ended January 31, 2004 and 2003 amounted to A$234,000 and A$241,000 respectively.

Audit-related fees billed for the fiscal years ended January 31, 2004 and 2003 amounted to A$22,000 and A$18,000 respectively and comprised primarily professional services rendered in connection with the review of our Form 6-Ks.

Tax fees billed for the fiscal years ended January 31, 2004 and 2003 amounted to A$62,000 and A$87,000 respectively and comprised primarily professional services rendered in connection with our taxation compliance obligations.

Pre-Approval Policies And Procedures of the Audit Committee

Pursuant to our Audit Committee Charter and where the Sarbanes-Oxley Act of 2002 so provides, non-audit services require the pre-approval of the Audit Committee prior to commencement.

PART III

ITEM	17. FINANCIAL STATEMENTS

See Item 18 for a list of the Financial Statements filed as part of this Annual Report.

ITEM	18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

Independent Auditor’s Report.

Consolidated Balance Sheets as of January 31, 2004 and 2003.

Consolidated Statements of Operations and Other Comprehensive (Loss) Income for the years ended January 31, 2004, 2003 and 2002.

Consolidated Statements of Shareholders’ Equity for the years ended January 31, 2004, 2003 and 2002.

Consolidated Statements of Cash Flows for the years ended January 31, 2004, 2003 and 2002.

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

Exhibit Number

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

10.12	Lease Agreement between the Company and Arrowood Investments, Inc., dated January 18, 2002 for the lease of real property located at 3355 East Cedar Street, Ontario, California 91761.(3)

10.13	Lease Agreement between the Company and Bake Orchard Partners, LLC, dated March 27, 2002 for the lease of real property located at 10 Orchard Road, Suite 200, Lake Forest, California 92630.(3)

21.1	List of controlled entities as of April 29, 2004.

23.1	Consent of KPMG.

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Sam Ruben Linz.

31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for David Andrew James.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Sam Ruben Linz.

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for David Andrew James.

99.3	Amended Audit Committee Charter as of March 25, 2003.

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.
(2)	Previously filed in the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on September 21, 1998, and incorporated herein by reference.
(3)	Previously filed in the Registrant’s Annual Report on Form 20-F, filed with the Commission on May 1, 2002, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

BARBEQUES GALORE LIMITED

April 30, 2004	By	/s/ ROBERT GAVSHON
Robert Gavshon
Deputy Chairman of the Board of Directors and General Counsel

FINANCIAL STATEMENTS INDEX

INDEPENDENT AUDITOR’S REPORT

The Board of Directors and Shareholders

Barbeques Galore Limited

We have audited the accompanying consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of January 31, 2004 and 2003 and the related consolidated statements of operations and other comprehensive (loss) income, shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2004, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG
KPMG

March 10, 2004

Sydney, Australia

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	January 31, 2004	January 31, 2003	January 31, 2004
	(In A$ thousands except share data)		(In US$ thousands except share data— Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,521	38	2,691
Accounts receivable, net	14,177	9,489	10,837
Receivables from affiliates	1,880	—	1,437
Inventories, net	54,835	62,903	41,916
Deferred income taxes	2,400	2,857	1,835
Prepaid expenses and other current assets	994	1,445	760

Total current assets	77,807	76,732	59,476
Non-current assets:
Receivables from affiliates	1,250	1,244	956
Property, plant and equipment, net	22,577	32,138	17,258
Goodwill, net	1,096	1,126	838
Deferred income taxes	3,176	1,936	2,428
Other non-current assets	255	3,126	193

Total assets	$106,161	$116,302	$81,149

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$29,910	$28,018	$22,863
Payables to related parties	90	18	69
Current portion of obligations under capital leases	1,782	2,778	1,362
Income tax payable	310	1,314	237

Total current liabilities	32,092	32,128	24,531
Non-current liabilities:
Long-term debt	21,962	21,132	16,788
Obligations under capital leases, excluding current portion	2,151	3,060	1,644
Other long-term liabilities	113	229	86

Total liabilities	56,318	56,549	43,049

Shareholders’ equity:
Ordinary shares, no par value—authorized 27,437,853 shares; 4,541,652 issued shares; 4,116,652 outstanding shares	40,733	40,733	31,136
Accumulated other comprehensive (loss) income	(5,337)	2,804	(4,079)
Retained earnings	16,643	18,412	12,722

	52,039	61,949	39,779
Less: Treasury stock at cost—425,000 ordinary shares	(2,196)	(2,196)	(1,679)

Total shareholders’ equity	49,843	59,753	38,100

Total liabilities and shareholders’ equity	$106,161	$116,302	$81,149

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE (LOSS) INCOME

	Year ended January 31, 2004	Year ended January 31, 2003	Year ended January 31, 2002	Year ended January 31, 2004
	(In A$ thousands, except share and per share data)			(In US$ thousands, except share and per share data— Unaudited)
Net sales	$294,029	$325,551	$333,276	$198,046
Cost of goods sold, warehouse, distribution and occupancy costs	207,514	230,441	235,345	139,401

Gross profit	86,515	95,110	97,931	58,645
Selling, general and administrative expenses	85,584	89,679	97,047	57,237
Store pre-opening costs	14	139	137	9
Relocation and closure costs (gains)	3,247	(3,552)	2,207	1,898
Other (income)	(3,004)	—	—	(2,025)

Operating income (loss)	674	8,844	(1,460)	1,526
Equity in (loss) income of affiliates	(218)	462	295	(189)
Interest expense	2,044	2,259	2,785	1,366

(Loss) income before income tax	(1,588)	7,047	(3,950)	(29)
Income tax (benefit) expense	(1,052)	2,526	(1,412)	(426)

Net (loss) income	(536)	4,521	(2,538)	397
Other comprehensive (loss) income	(8,141)	(5,921)	2,794	(5,484)

Net (loss) income after other comprehensive (loss) income	$(8,677)	$(1,400)	$256	$(5,087)

(Loss) earnings per share
Basic	$(0.13)	$1.10	$(0.60)	$0.10

Diluted	$(0.13)	$1.09	$(0.60)	$0.10

Weighted average shares outstanding (in thousands)
Basic	4,117	4,117	4,231	4,117

Diluted	4,117	4,150	4,231	4,117

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Shares Outstanding	Ordinary Shares	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	(‘000)	(In A$ thousands, except share data)
Balances at January 31, 2001	4,542	$40,733	$5,931	$17,568	$—	$64,232
Net (loss)	—	—	—	(2,538)	—	(2,538)
Foreign currency translation adjustment	—	—	2,794	—	—	2,794
Repurchase of ordinary shares—treasury stock	(425)	—	—	—	(2,196)	(2,196)

Balances at January 31, 2002	4,117	40,733	8,725	15,030	(2,196)	62,292
Net income	—	—	—	4,521	—	4,521
Dividend of A$0.2734 per share	—	—	—	(1,139)	—	(1,139)
Foreign currency translation adjustment	—	—	(5,921)	—	—	(5,921)

Balances at January 31, 2003	4,117	40,733	2,804	18,412	(2,196)	59,753
Net (loss)	—	—	—	(536)	—	(536)
Dividend of A$0.2994 per share	—	—	—	(1,233)	—	(1,233)
Foreign currency translation adjustment	—	—	(8,141)	—	—	(8,141)

Balances at January 31, 2004	4,117	$40,733	$(5,337)	$16,643	$(2,196)	$49,843

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended January 31, 2004	Year ended January 31, 2003	Year ended January 31, 2002
	(In A$ thousands)
Cash flows from operating activities:
Net (loss) income	$(536)	$4,521	$(2,538)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	5,787	6,782	7,712
Deferred income taxes	(1,570)	(11)	(1,611)
Amounts set aside to provisions	836	1,848	697
Undistributed loss (income) of affiliates	216	(31)	246
(Gain) loss on sale of property, plant and equipment	(3,301)	83	648
(Gain) on sale of intangible assets	(119)	—	—
Interest on finance leases	347	—	—
Changes in operating assets and liabilities:
Receivables and prepaid expenses	(6,270)	4,277	3,237
Inventories	1,218	229	1,736
Other assets	47	54	(33)
Accounts payable and accrued liabilities	5,882	(6,618)	4,127

Net cash provided by operating activities	2,537	11,134	14,221

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	6,712	95	337
Proceeds from sale of intangible assets	150	—	—
Capital expenditures	(3,428)	(2,811)	(4,214)

Net cash provided by (used in) investing activities	3,434	(2,716)	(3,877)

Cash flows from financing activities:
Repayment of long-term debt	(29,900)	(29,500)	(31,500)
Proceeds from long-term debt	30,436	25,556	26,105
Loan repayments received (paid)	2,125	(1,048)	(254)
Principal payments under capital leases	(3,223)	(2,284)	(2,498)
Dividend paid	(1,233)	(1,139)	—
Repurchase of ordinary shares—treasury stock	—	—	(2,196)

Net cash (used in) financing activities	(1,795)	(8,415)	(10,343)

Net increase in cash and cash equivalents	4,176	3	1
Cash and cash equivalents at beginning of period	38	35	34
Effects of exchange rate fluctuations	(693)	—	—

Cash and cash equivalents at end of period	$3,521	$38	$35

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

(a)  Description of business

Barbeques Galore Limited (“Barbeques Galore” or “the Company”) is an Australian resident company which is involved in the manufacture of a small number of barbecues as well as home heaters and the wholesale and retail sale in Australia, of barbecues and related accessories, home heaters, outdoor furniture and backyard products through Company-owned and licensed stores. The Company is also involved in the retailing, through Company-owned and franchised stores, of barbecues and related accessories, fireplace equipment and backyard products in the United States of America. The Company’s manufacturing operations are located in Australia.

(b)  Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(c)  Inventories

Inventories are comprised of raw materials and stores, work in progress and finished goods. Inventories are valued at the lower of cost or market using the first-in, first-out method.

(d)  Derivative instruments and hedging activities

The Company accounts for derivatives and hedging activities in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature or the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designed as fair-value, cash-flow or foreign-currency hedges, to specific assets and liabilities on the balance sheet or to specific firm commitments of forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash-flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge, are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earning are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earning or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

account within other comprehensive income. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge, is reported in earnings. Changes in the fair value of derivative trading instruments are reported in earnings. Changes in the fair value of derivative trading instruments are reported in current period earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of carrying amount of the hedged asset or liability is accounted for in the same manner as the other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discounted because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet as its fair value with subsequent changes in fair value included in earning and gains and losses that were accumulated in other comprehensive income, are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

(e)  Investments in affiliated companies

Investments in the ordinary shares of 20% to 50% owned companies are accounted for by the equity method and are included in the balance sheet as “other current assets” pursuant to the disposal to existing shareholders subsequent to January 31, 2004, of our equity interest in Bromic Pty Limited (“Bromic”) and Renegade Pty Limited trading as Supagas (“Supagas”).

(f)  Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. The method of depreciation and estimable useful lives over which property, plant and equipment is depreciated, are as follows:

	Method	Years
Buildings	Straight line	40
Machinery and equipment	Straight line	8-12
Leasehold improvements	Straight line	5-20
Leased plant and equipment	Straight line	3-5

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

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(g)  Goodwill

Goodwill represents the excess of the cost price over the fair value of net assets acquired. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized but tested instead for impairment at least annually, pursuant to FASB Statement No. 142, Goodwill and Intangible Assets (“Statement 142”) which the Company adopted on February 1, 2002. Statement 142 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with FASB Statement No. 144, “Accounting for Impairment on Disposal of Long-Lived Assets”.

(h)  Product management and development, and advertising

Product management and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

	Year ended January 31, 2004	Year ended January 31, 2003	Year ended January 31, 2002
	(In A$ thousands)
Product management and development	$978	$1,003	$1,076
Advertising	13,929	13,629	15,325

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

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(j)  Share option plan

The Company applies the intrinsic-value-based method of Accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations including FASB Interpretation No.44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No.123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on the net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year ended January 31,
	2004	2003	2002
	(In A$ thousands, except per share data)
Net (loss) income
As reported	$(536)	$4,521	$(2,538)
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(319)	(285)	(336)

Pro forma	$(855)	$4,236	$(2,874)

Basic (loss) earnings per share
As reported	$(0.13)	$1.10	$(0.60)
Pro forma	$(0.21)	$1.03	$(0.68)
Diluted (loss) earnings per share
As reported	$(0.13)	$1.09	$(0.60)
Pro forma	$(0.21)	$1.02	$(0.68)

(k)  Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(l)  Use of estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, goodwill, valuation allowances for receivables, inventories and deferred income tax assets and obligations related to employee benefits. Actual results could differ from those estimates.

(m)  Impairment of long-lived assets

The Company adopted Statement 144 on February 1, 2002. The adoption of Statement 144 did not have any material impact on the Company’s results of operations, financial position or liquidity.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with Statement 144, long lived assets such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill is tested annually for impairment and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

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

Where premises under a non-cancelable operating lease are vacated upon the giving of the required notice to the landlord during the lease term, a charge is recognized on that date equal to the present value of the expected future lease payments less any expected future sub-lease income.

If the Company receives incentives provided by a lessor to enter into an operating lease agreement, these incentives are brought to account as reductions in rent expense over the term of the lease on a straight-line basis.

(o)  Revenue recognition

Revenue (net of returns and allowances), is recognized when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. This is primarily at the point of shipment for wholesale sales to external customers and the point of sale for retail goods. Revenue from licensing fees and royalties are recognized as they accrue.

(p)  Cash and cash equivalents

Cash includes cash on hand and at bank. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(q)  Store pre-opening costs

Store pre-opening costs are expensed when incurred.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(r)  (Loss) earnings per share

Basic (loss) earnings per share are computed by dividing net (loss) income available to ordinary shareholders by the weighted average number of ordinary shares. Diluted (loss) earnings per share are computed by dividing net (loss) income available to ordinary shareholders by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

(s)  Foreign currency translation

Foreign currency transactions are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the year end rates. Gains and losses from conversion of monetary assets and liabilities, whether realized or unrealized, are included in (loss) income before income taxes as they arise.

Assets and liabilities of overseas subsidiaries are translated at year-end rates and operating results at the average rates ruling during the year.

(t)  Convenience translation (unaudited)

The information in U.S. dollars in the consolidated balance sheets and consolidated statements of operations and other comprehensive (loss) income is presented solely for the convenience of the reader and has been translated at the spot rate on January 31, 2004 of US$0.7644 per A$1.00 and at the average rate for each quarter in respect of the fiscal year ended January 31, 2004 which equates to an annual equivalent of US$0.6736 per A$1.00, respectively. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate.

(u)  Other comprehensive (loss) income

The only component of other comprehensive (loss) income that impacts the Company is foreign currency translation adjustments pursuant to the translation of the assets and liabilities of the Company’s overseas subsidiaries. The net (loss) gain associated with the foreign currency translation adjustments for the years ended January 31, 2004, 2003 and 2002 was A$(8,141,000), A$(5,921,000) and A$2,794,000 respectively. Accumulated other comprehensive income (loss) at January 31, 2004 and 2003 consisted solely of foreign currency translation adjustments with balances of A$(5.3) million and A$2.8 million, respectively.

(v)  Goods and Services Tax

A Goods and Services Tax (“GST”) was introduced in Australia from July 1, 2000. The GST is not included in reported sales since July 1, 2000. A wholesale sales tax on sales in effect in Australia prior to July 1, 2000 was abolished as of that date. Sales tax amounts were included in sales and cost of goods sold for all periods presented prior to July 1, 2000.

Revenues, expenses and assets are recognized net of the amount of GST except where the amount of GST incurred is not recoverable from the Australian Tax Office (“ATO”). In these circumstances, the GST is recognized as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from or payable to, the ATO, is included as a current asset or liability in the balance sheet.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from or payable to, the ATO, are classified as operating cash flows.

(w)  Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and is determined monthly based on historical write-off experience. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(x)  Recently adopted accounting standards

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (“Statement 143”). Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 was adopted as of February 1, 2003 with no material impact on the Company’s results of operations, financial position or liquidity.

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

Statement 144 was effective for the Company as of February 1, 2002 and did not have a material impact on its results of operations, financial position or liquidity.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

These costs include certain termination benefits, costs to terminate a contract that is not a capital lease and other associated costs to consolidate facilities or relocate employees. The provisions of this statement have been applied prospectively to exit or disposal activities initiated after December 31, 2002.

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

The Company adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all material guarantees entered into or modified in periods beginning after January 1, 2003. The impact of FIN 45 did not have an impact on the Company’s consolidated financial statements. The Company guarantees one franchised store lease which has been accounted for pursuant to FIN 45 (See note 13).

In December 2002 the FASB issued Statement No. 148 (“Statement 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”. Statement 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” (“Statement 123”) to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosure in annual financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. The adoption of Statement 148 did not have any impact on the Company’s financial position or results of operations.

(y)  Recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” and which was subsequently revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and requires companies to evaluate whether they have controlling financial interests in entities through means other than voting rights and accordingly should consolidate the entities. FIN 46 is immediately applicable for variable interest entities created after January 31, 2003 and applies for periods ending April 30, 2004 for variable interest entities acquired prior to February 1, 2003. The Company has evaluated the conditions relating to the application of FIN 46 and is satisfied that it is not the primary beneficiary in any variable interest entities. Accordingly, the adoption of FIN 46 had no impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity”. SFAS 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS 150 is effective for

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial instruments entered into or modified after May 31, 2003 and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adopting SFAS 150 will be recognized as a cumulative effect on an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. SFAS 150 did not have any impact on the Company’s financial position or results of operations.

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

	Year ended January 31, 2004	Year ended January 31, 2003	Year ended January 31, 2004		Year ended January 31, 2003
	(weighted average rate)		(In A$ thousands)
Sell Pounds sterling
Not later than one year	0.4141	0.3529		$3,018	$2,975

Buy U.S. dollars
Not later than one year	Nil	0.5632	$	Nil	$473

The fair value of foreign contracts at balance date, is approximately A$48,000 surplus.

3.	Accounts Receivable

Accounts receivable consists of the following:

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Trade accounts receivable	$9,300	$9,742
Less: Reserve for doubtful accounts	(250)	(370)

	9,050	9,372
Other receivables	5,127	117

	$14,177	$9,489

4.	Inventories

The major classes of inventories are as follows:

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Finished goods	$51,779	$58,881
Work in progress	1,356	1,719
Raw materials	2,068	2,902

	55,203	63,502
Less: Reserve for obsolescence	(368)	(599)

	$54,835	$62,903

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Investments in Affiliated Companies

Investments in affiliated companies consist of a one-third ownership of the ordinary shares in each of Bromic which imports and distributes componentry to the gas and appliance industries and Supagas, an Australian industrial and gas distributor. The remaining 50% of the ordinary shares of GLG Trading Pte Limited (“GLG”), a Singapore company which acted as a buying office for the Company and other third parties until cessation of that activity on December 31, 2001, was acquired by the Company as of May 2, 2002, as a result of which GLG is now a wholly-owned subsidiary. The buying office has been dismantled and the administration of Asian purchases is currently being handled from the Company’s Hong Kong office.

Bromic provides liquid petroleum gas cylinders and related products such as manifolds, bundy tubes, glass and barbecue ignitions to the Company. Supagas supplies the L.P. gas which is used to power the gas-operated forklifts at the Company’s manufacturing and distribution sites. Sales to affiliated companies are not significant. Interest is also charged on amounts owing by affiliates at commercial rates but is not significant. Amounts owing by affiliates are in relation to cash advances.

Subsequent to January 31, 2004, the Company disposed of its equity interest in both Bromic and Supagas. The amount of A$444,000 representing the difference between the carrying value (cost of equity investment plus share of undistributed profits) and the assessed carrying value, (pursuant to the consideration to be received in respect of the disposal to existing shareholders of the aforementioned equity interest), has been written off in full in these financial statements.

The consideration for Bromic amounts to A$1,130,080 in addition to a dividend of A$515,280 with payment in cash upon the execution of a formal agreement. In the case of Supagas, the consideration amounts to A$2,000,000 payable as to A$750,000 on January 1, 2005, A$750,000 on January 1, 2006 and A$500,000 on January 1, 2007, subject to acceleration of the full balance in the case of default. The balance of the consideration will attract interest at the rate of 6% pa, payable annually in arrears, reckoned from April 1, 2004 and payable with effect from January 1, 2005. As security for the performance of all the purchaser’s obligations, the Company has procured the pledge to it, over all the shares and loan account in Bromic and the shares in Supagas, being sold.

Prices charged between the Company and its affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end, are as follows:

	Year ended January 31, 2004	Year ended January 31, 2003	Year ended January 31, 2002
	(In A$ thousands)
Purchases from affiliates:
—Bromic Pty Limited	$1,314	$2,248	$2,207
—GLG Trading Pte Limited	—	—	15,728
—Supagas	30	23	—

	$1,344	$2,271	$17,935

Dividends received or due and receivable from affiliates:
—Bromic Pty Limited	$—	$330	$340
—GLG Trading Pte Limited	—	100	202

	$—	$430	$542

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Receivables from affiliates:
—Bromic Pty Limited	$1,130	$1,108
—GLG Trading Pte Limited	—	136
—Supagas	2,000	—

	$3,130	$1,244

Investments in affiliates:
—at cost plus share of undistributed profits	$959	$735
—write-down to assessed carrying value	(444)	—

Assessed carrying value	$515	$735

Investments in affiliates are included in the balance sheet as “other current assets”. The investments in these companies are carried at the equity accounted value representing cost plus the Company’s share of undistributed profits, less dividends and impairment charge. Combined summarized and unaudited financial data as at and for the years ended January 31, 2004, 2003 and 2002, is as follows:

	January 31, 2004	January 31, 2003	January 31, 2002
	(In A$ thousands)
Current assets	$11,708	$12,279	$11,748
Current liabilities	(6,634)	(9,098)	(9,893)

Working capital	5,074	3,181	1,855
Property, plant and equipment, net	9,395	7,591	6,618
Other assets	791	1,015	964
Long-term debt	(8,790)	(6,061)	(5,532)

Shareholders’ equity	$6,470	$5,726	$3,905

Sales	$29,349	$31,996	$24,199

Gross profit	$8,415	$8,069	$6,916

Net income	$649	$1,188	$1,085

Income statement information has been presented for the respective twelve-month periods ended January 31, 2004. The year-end dates of Bromic and Supagas are June 30 and that of GLG, December 31.

6.	Property, Plant and Equipment

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Land and buildings	$6,325	$9,566
Machinery and equipment	28,779	31,382
Leasehold improvements	13,785	16,582
Assets under capital leases	9,131	12,886

	58,020	70,416
Less: Accumulated depreciation/amortization	(35,443)	(38,278)

	$22,577	$32,138

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Goodwill

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Goodwill	$1,574	$1,724
Less: Accumulated amortization	(478)	(598)

	$1,096	$1,126

The following table presents reported net (loss) income adjusted to exclude goodwill amortization which is no longer recorded pursuant to Statement 142, effective February 1, 2002.

	Year ended January 31,
	2004	2003	2002
	(In A$ thousands, except per share data)
Net (loss) income
As reported	$(536)	$4,521	$(2,538)
Goodwill amortization (net of tax)	—	—	36

Adjusted net (loss) income	$(536)	$4,521	$(2,502)

Basic (loss) earnings per share
As reported	$(0.13)	$1.10	$(0.60)
Goodwill amortization	—	—	0.01

Adjusted basic (loss) earnings per share	$(0.13)	$1.10	$(0.59)

Diluted (loss) earnings per share
As reported	$(0.13)	$1.09	$(0.60)
Goodwill amortization	—	—	0.01

Adjusted diluted (loss) earnings per share	$(0.13)	$1.09	$(0.59)

8.	Leases

The Company is obligated under various capital leases for store improvements and certain machinery and equipment that expire primarily at various dates during the next five years. The capital leases for store improvements relate to the purchase of furniture and fixtures installed in retail stores. These retail stores are all managed under operating leases. Machinery and equipment under capital leases include leased machinery, office furniture and fixtures and certain motor vehicles. All capital lease liabilities are secured by the asset to which the lease relates. The gross amount of store improvements and machinery and equipment and related accumulated amortization recorded under capital leases is as follows:

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Store improvements	$5,109	$4,787
Machinery and equipment	4,022	8,099

	9,131	12,886
Less: Accumulated amortization	(5,272)	(6,182)

	$3,859	$6,704

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also has entered into non-cancelable operating leases, primarily for retail stores. These leases generally contain renewal options for periods ranging primarily from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) consisted of the following:

	January 31, 2004	January 31, 2003	January 31, 2002
	(In A$ thousands)
Rental expenses	$23,124	$26,182	$26,939

Future minimum capital lease payments and future minimum lease payments under non-cancelable operating leases as of January 31, 2004 are:

	Capital leases	Operating leases
	(in A$ thousands)
Year ending January 31,
2005	$2,031	$18,255
2006	1,200	14,404
2007	671	11,586
2008	423	8,734
2009	172	5,369
Years subsequent to 2009	—	9,989

Total minimum lease payments	4,497	$68,337

Less: Amounts representing interest	(564)

Present value of net minimum capital lease payments	3,933
Less: Current portion of obligations under capital leases	1,782

Obligations under capital leases, excluding current portion	$2,151

9.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Trade accounts payable	$12,457	$9,294
Accrued liabilities	11,684	12,335
Employee benefits	2,527	2,810
Deposits received from customers for lay-away sales	2,328	2,800
Other	914	779

	$29,910	$28,018

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	Long-Term Debt

Long-term debt consists of the following:

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Non-current:
Bank bills	$14,312	$12,682
Property loans	7,650	8,450

	$21,962	$21,132

As of January 31, 2004, the Company and its subsidiaries had access to a facility with Australia and New Zealand Banking Group Limited (“ANZ”) (the “ANZ Facility”) up to A$53,380,000, comprising real property loans in principal amount of A$7,650,000 (secured by registered first mortgages over the respective freehold properties of the Company), overdraft, leasing, interchangeable and commercial bill acceptance discount facilities in principal amount of A$39,600,000 and foreign currency and other facilities in principal amount of A$7,750,000. As of January 31, 2004 the Company had not utilized A$32,188,754 of the total facility. The ANZ Facility is secured by a first security interest over the Company’s present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined below) in all the Company’s assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company as well as The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore USA”).

The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 134 days. As of January 31, 2004 and 2003, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2004	January 31, 2003	January 31, 2004	January 31, 2003
	(In A$ thousands)		(Interest rate per annum)
Bank bills	$14,312	$12,682	6.2%	5.8%
Property loans	7,650	8,450	6.9% to 7.5%	6.9% to 7.5%

All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company’s performance and the normal terms and conditions, including financial covenants, applicable to bank lending. Historically, the Company has renegotiated its credit facilities on similar terms and conditions and, as the Company is able to roll-over bank bills (generally taken out for periods varying from approximately 30 to 90 days), the outstanding balance relating to bank bills and property loans is classified as a non-current liability. The review has recently been completed and for the ensuing year, the Company will enjoy facilities from ANZ up to A$46.8 million.

Barbeques Galore, Inc., the Company’s U.S. operating subsidiary, has access to a credit facility with Merrill Lynch Business Financial Services, Inc. (“Merrill Lynch”). As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the “Merrill Lynch Facility”). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets and is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc. As at January 31, 2004, there were no drawings against this facility.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s total long-term debt matures as follows:

Year ending January 31,	(In A$ thousands)
2005	$—
2006	21,962

$21,962

11.	Income Taxes

(Loss) income before income tax was taxed under the following jurisdictions:

	Year ended January 31, 2004	Year ended January 31, 2003	Year ended January 31, 2002
	(In A$ thousands)
Australia	$(2,663)	$8,371	$767
United States	1,075	(1,324)	(4,717)

	$(1,588)	$7,047	$(3,950)

The income tax (benefit) expense is presented below:

	Year ended January 31, 2004	Year ended January 31, 2002	Year ended January 31, 2003
	(In A$ thousands)
Current:
Australia	$(406)	$2,460	$1,263
United States	921	77	(1,064)

	515	2,537	199

Deferred:
Australia	(1,190)	(158)	(954)
United States	(377)	147	(657)

	(1,567)	(11)	(1,611)

	$(1,052)	$2,526	$(1,412)

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax (benefit) expense differed from the amounts computed by applying the Australian federal income tax rate of 30% (year ended January 31, 2003: 30%; year ended January 31, 2002: 30%) to pretax (loss) income as a result of the following:

	Year ended January 31, 2004	Year ended January 31, 2003	Year ended January 31, 2002
	(In A$ thousands)
Computed “expected” tax (benefit) expense	$(477)	$2,114	$(1,185)
(Reduction) increase in income taxes resulting from:
Capital gain on disposal of property—not taxable due to indexation rules	(1,020)	—	—
Write-off of deferred tax assets to reflect recoverable amount	—	354	—
Foreign rate differential	97	(112)	(181)
Equity in earnings of affiliates not subject to taxation	65	(139)	(89)
Prior year adjustment	(43)	299	—
Non-deductible expenses	133	—	—
Other, net	193	10	43

	$(1,052)	$2,526	$(1,412)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Deferred tax assets:
Provisions not presently deductible	$2,020	$2,203
Plant and equipment, due to differences in depreciation	1,510	1,573
Inventories, due to capitalized costs	840	1,037
Leases, due to differences in lease payments, interest and amortization	47	(215)
Net operating loss carryforward	1,171	53
Other	29	205

Total deferred tax assets	$5,617	$4,856

Deferred tax liabilities:
Prepayments	$25	$63
Other	16	—

Total deferred tax liabilities	$41	$63

Net deferred tax asset:	$5,576	$4,793

The net deferred tax asset is classified as follows in the financial statements:
—Current	$2,400	$2,857
—Non-current	3,176	1,936

	$5,576	$4,793

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At January 31, 2004, the Company has net operating loss carryforwards for Australian tax purposes of A$3.9 million available to offset future taxable income, if any, without expiration. Based upon projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

12.	1997 Share Option Plan (the “1997 Plan”)

As of January 31, 2004, a total of 1,089,005 Ordinary Shares have been authorized for issuance. The 1997 Plan was adopted by the Board of Directors on October 1, 1997 and approved by shareholders as of October 7, 1997.

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

The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company’s employ or service (including officers and other employees, non-employee Board members, consultants and other independent advisers of the Company) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five per cent (85%) of their fair market value on the option grant date.

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

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Plan Administrator has the authority to effect, with the consent of the affected option holders, the cancelation of outstanding stock options under the 1997 Plan in return for the grant of new stock options for the same or a different number of shares with an exercise price per share based upon the fair market value of the Ordinary Shares on the new grant date.

The Board of Directors, pursuant to a meeting on September 1, 1998, granted options to a non-executive director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of the directors on January 10, 2000 and replaced with options granted to the same non-executive director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004.

As a result of decreases in the market price of the Company’s Ordinary Shares during the latter part of 1998, the exercise price of those options granted concurrently with the initial public offering at US$11.00 per Ordinary Share, was significantly higher than the market price. Consequently and in order to provide all employees with the continuing opportunity to acquire Ordinary Shares of the Company at an attractive purchase price, the Board of Directors at a meeting on November 9, 1998, resolved to implement a special option cancelation/re-grant program. Under that program, each option outstanding on that date with an exercise price of US$11.00 per Ordinary Share (an “Old Option”) was canceled and simultaneously, a new option for the identical number of shares but with an exercise price of US$5.20 per Ordinary Share (a “New Option”), was granted in replacement thereof. The New Options were exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. All other terms and conditions of the New Options were substantially the same as the Old Options. In the aggregate, Old Options to purchase 177,200 Ordinary Shares were canceled and re-granted under the program. In addition to the cancelation and re-grant program on November 9, 1998, the Board of Directors granted further options to directors, a member of senior management and employees to purchase up to an aggregate of 48,250 Ordinary Shares at a price of US$5.20 per Ordinary Share under the 1997 Plan and exercisable on the same dates as above. None of the 155,450 options outstanding were exercised, all of which lapsed on October 9, 2003.

Pursuant to the aforementioned circulating resolution of directors, further options were granted to executive directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004. During the fiscal year ended January 31, 2004, a total of 11,875 options, exercisable at US$6.38 per Ordinary Share, were forfeited.

The Board of Directors pursuant to a meeting on March 19, 2002, granted options to executive directors and senior management to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. None of the aforementioned options have been forfeited to-date.

The Board of Directors pursuant to a meeting on April 16, 2002 granted options to non-executive directors and certain employees to purchase up to an aggregate of 68,850 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003 until expiration on December 31, 2012. During the fiscal year ended January 31, 2004, a total of 8,000 options, exercisable at US$4.10 per Ordinary Share, were forfeited.

Pursuant to a circulating resolution of directors on June 20, 2002, options were granted to directors and senior management to purchase up to an aggregate of 118,352 Ordinary Shares at a price of US$3.02 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. None of the aforementioned options have been forfeited to-date.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Board of Directors pursuant to a meeting on August 28, 2003, granted options to a member of senior management in the United States to purchase up to an aggregate of 25,000 Ordinary Shares at a price of US$4.74 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after September 15, 2005 until expiration on September 14, 2015. None of the aforementioned options have been forfeited to-date.

The Board of Directors pursuant to a meeting on December 2, 2003, granted options as at that date, to executive directors, a non-executive director, senior management and employees to purchase up to an aggregate of 184,550 Ordinary Shares at a price of US$4.67 per Ordinary Share and granted options as at December 15, 2003 to a key Australian employee to purchase up to an aggregate of 10,000 Ordinary Shares at a price of US$4.50 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2004 and December 15, 2005 respectively, until expiration on June 30, 2014 and December 14, 2015 respectively. None of the aforementioned options have been forfeited to-date.

The fair value of the 17,646 and 143,820 share option grants was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.7%, no dividend yield and volatility of 78.35%.

The fair value of the share option grants during the fiscal year ended January 31, 2003, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

•	84,686 share options – weighted average risk-free interest rate of 5.29%, no dividend yield and volatility of 41.93%.

•	68,850 share options – weighted average risk-free interest rate of 5.18%, no dividend yield and volatility of 41.93%.

•	118,352 share options – weighted average risk-free interest rate of 4.72%, no dividend yield and volatility of 41.93%.

The fair value of the share option grants during the fiscal year ended January 31, 2004, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

•	25,000 share options – weighted average risk-free interest rate of 4.25%, no dividend yield and volatility of 26.29%.

•	184,550 share options – weighted average risk-free interest rate of 4.87%, no dividend yield and volatility of 25.05%.

•	10,000 share options – weighted average risk-free interest rate of 4.69%, no dividend yield and volatility of 25.05%.

The expected lives and fair value of the options as at grant date are as hereunder:

Number of Options	Expected Lives (yrs)	Weighted Average Fair Value Per Option
128,641	5.0	A$	6.60
56,100	5.4		3.20
84,686	5.5		2.04
118,352	5.3		2.13
25,000	10.0		2.27
184,550	10.0		3.12
10,000	10.0		2.90

607,329		A$	3.48

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s 1997 Plan as of January 31, 2004, 2003 and 2002 and changes during the periods ended on those dates is presented below:

	Options	Weighted-average exercise price		Options exercisable at year end
Outstanding balance at January 31, 2001	565,254	A$	8.70	203,038	(1)

Forfeited	(37,500)

Outstanding balance at January 31, 2002	527,754		8.71	203,038	(1)

Lapsed—(Executive Plan)	(203,038)
Granted	271,888
Forfeited	(33,500)

Outstanding balance at January 31, 2003	563,104		7.43	267,138

Granted	219,550
Lapsed	(155,450)
Forfeited	(19,875)

Outstanding balance at January 31, 2004	607,329	A$	6.83	259,138

(1)	Relates to the Executive Plan which lapsed on February 1, 2002.

The weighted average fair value of options granted during the years ended January 31, 2004, 2003 and 2002 was A$3.01, A$2.37 and A$nil, respectively.

The following table summarizes information about share options outstanding at January 31, 2004:

Options outstanding at January 31, 2004	Weighted-average remaining contractual life (years)	Weighted-average exercise price
128,641	0.9	A$	9.75
56,100	3.7		7.72
84,686	3.7		4.85
118,352	3.7		5.34
25,000	10.0		7.16
184,550	10.0		6.40
10,000	10.0		6.09

607,329	5.4	A$	6.83

The Company applies APB Opinion No. 25 in accounting for its share option plans and, accordingly, no compensation cost has been recognized for its share options in the years ended January 31, 2004, 2003 and 2002 respectively.

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

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company placed a major portion of its insurances with HIH Casualty and General Insurance Limited (“HIH”) during the twelve months ended June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) were placed into liquidation on August 27, 2001. The Company has replaced its insurances with other insurers and currently has two claims against it on foot in relation to the period during which it enjoyed cover with HIH, the outcome of which, in the opinion of management, is not likely to have a material adverse effect on the Company’s business, results of options or financial condition. Furthermore, to the best of its knowledge and belief, it is unaware of any further material claims which may arise against it in relation to any events during the period of cover with HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group, were such claims to arise.

Barbeques Galore, Inc. has been served with proposed assessments of additional General Excise Tax, including penalties and interest, from the Department of Taxation – State of Hawaii, amounting in aggregate to US$264,570 in relation to a store operated on a Military Naval Base on Hawaii. The matter has been referred to Counsel and in the opinion of management, based on the preliminary advice received, the Company has sound defences to the proposed assessments such that the ultimate disposal of these assessments will not have a material adverse effect on the business, results of operations or financial condition.

Barbeques Galore, Inc. guarantees lease obligations of its franchisee, Sean and Sarah, Inc., in respect of its store located in Duluth, Georgia. The store is subject to a ten year lease which commenced in November 1997 with two five-year extension options. Base rental rates are currently fixed at US$107,500 per annum through the remainder of the initial lease term.

Barbeques Galore, Inc. holds a joint and several guarantee from James L. Weatherly, James O. Weatherly and Marilyn S. Weatherly who have guaranteed all the obligations of Sean and Sarah, Inc. to Barbeques Galore, Inc., including the obligations arising out of the guarantee given on behalf of Sean and Sarah, Inc under its lease.

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

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning the Company’s reportable segments is as follows:

	Australia	United States	Total
	(In A$ thousands)
12 months to January 31, 2004
Revenues from external customers	$133,340	$160,689	$294,029

Gross profit	$38,652	$47,863	$86,515

Operating (loss) income	$(335)	$1,029	$674

Depreciation and amortization	$3,463	$2,034	$5,497

Capital expenditures	$1,765	$1,457	$3,222

Total assets	$61,768	$44,393	$106,161

12 months to January 31, 2003
Revenues from external customers	$139,731	$185,820	$325,551

Gross profit	$42,579	$52,531	$95,110

Operating income (loss)	$11,208	$(2,364)	$8,844

Depreciation and amortization	$3,777	$3,005	$6,782

Capital expenditures	$1,730	$1,081	$2,811

Total assets	$66,058	$50,244	$116,302

12 months to January 31, 2002
Revenues from external customers	$141,806	$191,470	$333,276

Gross profit	$42,185	$55,746	$97,931

Operating income (loss)	$2,965	$(4,425)	$(1,460)

Depreciation and amortization	$4,010	$3,702	$7,712

Capital expenditures	$626	$3,588	$4,214

Total assets	$64,460	$60,636	$125,096

15.	Related Party Transactions

Messrs Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand, to the Company to be used for general corporate purposes at rates approximately 2% per annum below the overdraft rate charged to the Company by its bankers.

	Year ended January 31,
	2004	2003	2002
	(In A$ thousands)
Interest costs incurred in respect of amounts advanced by directors or director related entities	$5	$3	$14

Payables to related parties	$90	$18	$152

The Company believes that the following transactions with directors, senior management and other affiliates were completed on terms as favorable to it as could have been obtained from unaffiliated third parties.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions with Affiliates

The Company holds a one-third ownership interest in Bromic which receives approximately 7% of its revenues from sales to the Company. During the year ended January 31, 2004, the Company purchased approximately A$1.3 million of products from Bromic as its third largest customer. The Company also holds a one-third equity interest in Supagas, an Australian company which operates as an industrial and domestic gas distributor. Subsequent to January 31, 2004, the Company’s equity interest in both Bromic and Supagas were sold on the terms and conditions set out in Note 5.

The Company acquired as of May 2, 2002, the remaining 50% of the ordinary shares of GLG which acted as a buying office, supplying the Company and other third parties with grills, burners and other products prior to cessation of that activity on December 31, 2001 as a result of which GLG is now a wholly-owned subsidiary. The buying office has been dismantled and the administration of the Asian purchases is currently being handled from the Company’s Hong Kong office.

Transactions Involving Principal Shareholders, Directors and Senior Management

Messrs. Linz, Gavshon, Selati and Price beneficially own 30.21%, 9.82%, 4.65% and 1.98%, respectively, of the Company’s outstanding Ordinary Shares. Accordingly, these individuals may exert substantial influence over the Company’s business and affairs, including the election of the Company’s directors and the outcome of corporate actions requiring shareholder approval.

From time to time in the past, Messrs. Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand to the Company, to be used for general corporate purposes. Through these advances, the Company has been able to obtain funds at relatively attractive short-term borrowing rates of approximately 2% per annum below the overdraft rate charged to the Company by its bankers. Prior to the Offering, the Company had repaid all amounts owing on such advances and terminated these borrowing arrangements. The Company has reinstated similar arrangements which the Board of Directors has determined are in its best interests.

The Company owns the cars for the use of Messrs. Linz and Gavshon. Mr. Selati’s car was leased at a monthly rate of approximately US$1,531 prior to the Company purchasing a car for his use in July 2003. The Company leases Mr. Price’s car at a monthly rate of approximately A$1,977.

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

Mr. Selati’s daughter, practising under the name of Romy Selati Loseke, Attorney at Law, currently provides legal services to the Company in connection with leasing and real estate issues in the State of California. During the fiscal year ended January 31, 2004, the Company paid fees of US$10,234 for the aforementioned services. Mr. Selati’s daughter was previously with the law firm of Seltzer, Caplan, McMahon, Vitek to which the Company paid fees of US$18,833 during the fiscal year ended January 31, 2003, for legal services rendered in connection with leasing matters.

Mr. Linz’s wife currently provides editorial and consulting services to the Company in connection with its quarterly internal newsletter, “Inside Galore”. During the fiscal year ended January 31, 2004, the Company paid fees of A$6,000 for the aforementioned services.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to his appointment as a non-executive director on September 1, 1998, the Company granted options to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share to Mr. Edgar Berner under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options to Mr. Berner, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004 (none of which were exercised) and December 7, 2004.

On November 9, 1998, the Company granted options to purchase up to an aggregate of 46,250 Ordinary Shares at a price of US$5.20 per Ordinary Share to directors and a member of senior management under the 1997 Plan, exercisable in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Sydney Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares and Mr. Gordon Howlett and Mr. David James each received a grant of 2,500 Ordinary Shares. None of the aforementioned 46,250 options outstanding were exercised, all of which lapsed on October 9, 2003.

Pursuant to the aforementioned circulating resolution of directors, options to purchase up to an aggregate of 71,195 Ordinary Shares at a price of US$6.38 per Ordinary Share were granted to directors and senior management under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004 (none of which were exercised) and December 7, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 20,200 Ordinary Shares, Mr. Sydney Selati received a grant of 10,100 Ordinary Shares, Mr. John Price received a grant of 6,425 Ordinary Shares, Mr. David James received a grant of 5,300 Ordinary Shares, Mr. Edgar Berner received a grant of 4,410 Ordinary Shares, Mr. Kevin Ralphs received a grant of 3,185 Ordinary Shares, Mr. David Glaser received a grant of 750 Ordinary Shares and Mr. Gordon Howlett received a grant of 625 Ordinary Shares. None of the aforementioned options have been forfeited to-date.

On March 19, 2002, the Company granted options to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2002. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 27,438 Ordinary Shares, Mr. Sydney Selati received a grant of 13,829 Ordinary Shares, Mr. John Price received a grant of 9,067 Ordinary Shares, Mr. David James received a grant of 5,762 Ordinary Shares and Mr. Kevin Ralphs received a grant of 1,152 Ordinary Shares. None of the aforementioned options have been forfeited to-date.

On April 16, 2002, the Company granted options to purchase up to an aggregate of 16,750 Ordinary Shares at a price of US$4.10 per Ordinary Share to non-executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after January 1, 2003. Mr. Gordon Howlett and Mr. Edgar Berner each received a grant of 2,500 Ordinary Shares, Mr. David James received a grant of 6,500 Ordinary Shares, Mr. Kevin Ralphs received a grant of 4,000 Ordinary Shares and Mr. David Glaser received a grant of 1,250 Ordinary Shares. None of the aforementioned options have been forfeited to-date.

Pursuant to a circulating resolution of directors on June 20, 2002, the Company granted options to purchase up to an aggregate of 118,352 Ordinary Shares at a price of US$3.02 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2002. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 38,412 Ordinary Shares, Mr. Sydney Selati received a grant of 19,096 Ordinary Shares, Mr. John Price received a grant of 12,883 Ordinary Shares, Mr. David James received a grant of 7,957 Ordinary Shares and Mr. Kevin Ralphs received a grant of 1,592 Ordinary Shares. None of the aforementioned options have been forfeited to-date.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 2, 2003, the Company granted options to purchase up to an aggregate of 64,250 Ordinary Shares at a price of US$4.67 per Ordinary Share to executive directors, a non-executive director and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Selati received a grant of 7,500 Ordinary Shares, Mr. Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares, Mr. Gordon Howlett received a grant of 2,500 Ordinary Shares, Mr. David James received a grant of 7,500 Ordinary Shares, Mr. Kevin Ralphs received a grant of 10,000 Ordinary Shares and Mr. David Glaser received a grant of 3,000 Ordinary Shares. None of the aforementioned options have been forfeited to-date.

16.	Supplemental Disclosure of Cash Flow Information

	Year ended January 31,
	2004	2003	2002
	(In A$ thousands)
Cash paid during the period for:
Interest	$1,897	$2,056	$2,484
Income taxes	592	1,837	4,157

The Company acquired plant and equipment by means of capital leases, which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

	Year ended January 31,
	2004	2003	2002
	(In A$ thousands)
Equipment acquired under capital leases	$1,003	$1,709	$293

17.	Pension Plans

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

Contributions expensed under these plans were as follows:

	Year ended January 31,
	2004	2003	2002
	(In A$ thousands)
Contribution expense	$1,929	$1,954	$1,818

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	(Loss) earnings Per Share

	Year ended January 31, 2004			Year ended January 31, 2003			Year ended January 31, 2002
	(Loss)	Shares	Per share amount	(Loss)	Shares	Per share amount	Income	Shares	Per share amount
	(In A$ thousands, except share and per share data)
Net (loss) income	$(536)			$4,521			$(2,538)

Basic (loss) earnings per share:
Net (loss) income available to common shareholders	(536)	4,117	$(0.13)	4,521	4,117	$1.10	(2,538)	4,231	$(0.60)

Effect of dilutive securities:
Options deemed exercised		—			33			—

Diluted earnings per share:
Net (loss) income available to common shareholders plus assumed conversions	$(536)	4,117	$(0.13)	$4,521	4,150	$1.09	$(2,538)	4,231	$(0.60)

19.	Relocation and Closure (Gains) Costs

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

In addition, costs amounting to A$1.0 million were provided for as of January 31, 2002 in respect of those stores to be closed during the forthcoming fiscal year, comprising the following:

•	write-down of leasehold improvements totaling A$407,000;

•	lease buyout costs of A$291,000;

•	A$186,000 set aside to cover contractual rental costs to be incurred following closure of the stores and prior to sub-lease; and

•	A$145,000 in commission expenses relating to the sub-leasing of these stores.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for store closure costs as of January 31, 2004 and 2003 has been arrived at as follows:

	Asset impairment		Lease buyout		Rent		Commission		Total
	(In A$ thousands)
Opening balance at February 1, 2002	A$	407	A$	291	A$	186	A$	145	A$	1,029
Additional store closure costs(1)		153		—		54		36		243
Additional amounts provided		—		—		171		—		171
Utilized during the year		(560)		—		(96)		—		(656)

Closing balance at January 31, 2003		—		291		315		181		787
Utilized during the year		—		(186)		(75)		(91)		(352)
Reversed, no longer required		—		(43)		(17)		(21)		(81)
Foreign exchange impact		—		(62)		(86)		(43)		(191)

Closing balance at January 31, 2004	A$	—	A$	—	A$	137	A$	26	A$	163

(1)	During August 2002, a further one U.S. store was identified for closure in fiscal 2004 pursuant to historical underperformance.

During the year ended January 31, 2003, the Company received A$4.1 million from the State Rail Authority in relation to the expropriation of leasehold property occupied by the Chatswood, Australia store. This was offset by A$0.2 million of professional fees, advertising expenses and asset write-offs relating to the Chatswood store and, an additional A$0.4 million in connection with a further amount required in relation to a store identified for closure during fiscal 2003 pursuant to historical underperformance and one U.S. store identified for closure in fiscal 2004 for similar reasons.

During the year ended January 31, 2004, two of the five stores in total which had been identified for closure, were closed and the amounts reserved for two stores were reversed, following a decision to continue trading pursuant to an improvement in performance. One store now remains identified for closure.

During the year ended January 31, 2004, the Company recognized a surplus of A$733,000 pursuant to an insurance payment received for the fixed assets destroyed in the Keswick, Australia store fire on April 5, 2003.

During the quarter ended April 30, 2003, the Company provided for an amount of A$3,980,000 in respect of the downsizing of its manufacturing operations in Sydney. Details thereof, including movements for the twelve months ended January 31, 2004 are as follows:

	Fixed Assets		Redundancy		Inventory		Total
	(In A$ thousands)
Opening balance as at February 1, 2003	A$	—	A$	—	A$	—	A$	—
Amount provided during the year		2,337		1,443		200		3,980
Utilized during the year		(2,337)		(1,443)		(200)		(3,980)

Closing balance as at January 31, 2004	A$	—	A$	—	A$	—	A$	—

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at January 31, 2004 and 2003. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	January 31, 2004				January 31, 2003
	Carrying amount		Fair value		Carrying amount		Fair value
	(In A$ thousands)
Financial assets:
Cash and cash equivalents	A$	3,521	A$	3,521	A$	38	A$	38
Trade accounts receivable		9,300		9,300		9,742		9,742
Other receivables		5,127		5,127		117		117
Foreign currency forward contracts		nil		48		nil		nil
Financial liabilities:
Trade accounts payable	A$	12,457	A$	12,457	A$	9,294	A$	9,294
Accrued expenses		11,684		11,684		12,335		12,335
Long-term debt		21,962		21,962		21,132		21,132

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade accounts receivable, other current assets and foreign currency exchange contracts: The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt: The fair value of the Company’s long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s bankers.