Form 20-F/A
period 2004-01-31
BARBEQUES GALORE LTD
filed 2005-04-21
CIK 1047326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Item 17  ☐    Item 18  ☒

TRADEMARKS

BARBEQUES GALORE, GRAND TURBO, TURBO, CAPT’N COOK, COOK-ON, BAR-B-CHEF, BEEFMASTER, ENDEAVOR, KENT, KENT - THE FLAME OF THE FUTURE and MAXIHEAT, are federally registered trademarks and/or service marks in the United States. We use the phrases EVERYTHING YOU NEED FOR BARBECUING, AMERICA’S LARGEST CHAIN OF BARBEQUE STORES and RIGHT IN YOUR BACKYARD as common-law trademarks in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, we have registered, among others, the names NORSEMAN, KENT and SAXON and additionally use the phrases GOOD TIMES GALORE and WE KNOW THE OUTDOORS INSIDE OUT, as common-law trademarks. This Annual Report contains other trade names, trademarks and service marks of ours and other organizations.

i

EXPLANATORY NOTE

Barbeques Galore Limited (“Barbeques Galore” or “the Company”) is filing this amendment to its Annual Report on Form 20-F for the fiscal year ended January 31, 2004 (this “Amendment”) to reflect the Nasdaq exemption granted to the Registrant from the requirements of the Nasdaq Marketplace Rule 4350(f) regarding the quorum for shareholder meetings and to reflect revisions to Item 15 and to the certifications required by Rule 13a-14(a).

This Amendment does not reflect events that have occurred after the April 30, 2004 filing date of the Annual Report on Form 20-F that was originally filed, or modify or update the disclosures presented in the original Form 20-F, except to reflect the corrections described above. Information with respect to those events has been or will be set forth, as appropriate, in the Company’s subsequent periodic filings, including its quarterly reports filed on Form 6-K. Any reference to facts and circumstances at a “current” date refer to such facts and circumstances as of such original filing date.

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

	Year Ended January 31,
	2004			2003			2002		2001		2000
	(In A$ thousands, except per share and selected U.S. operating data)
Statement of Operations Data:
Net sales		$294,029			$325,551			$333,276		$304,471		$260,683
Cost of goods sold, warehouse, distribution and occupancy costs		207,514			230,441			235,345		207,175		176,261

Gross profit		86,515			95,110			97,931		97,296		84,422
Selling, general and administrative expenses		85,584			89,679			97,047		87,365		72,358
Store pre-opening costs		14			139			137		639		411
Relocation and closure costs (gains)		3,247	(1)		(3,552	)(2)		2,207 (3)		—		—
Other (income)		(3,004	)(4)		—			—		—		—

Operating income (loss)		674			8,844			(1,460)		9,292		11,653
Equity in (loss) income of affiliates		(218)			462			295		340		551
Interest expense		2,044			2,259			2,785		2,920		2,276

(Loss) income before income tax		(1,588)			7,047			(3,950)		6,712		9,928
Income tax (benefit) expense		(1,052)			2,526			(1,412)		2,229		3,714

Net (loss) income		$(536)			$4,521			$(2,538)		$4,483		$6,214

(Loss) earnings per share(5)
Basic		$(0.13)			$1.10			$(0.60)		$0.99		$1.37

Diluted		$(0.13)			$1.09			$(0.60)		$0.96		$1.34

Dividend declared per share	A$	0.30		A$	0.27			—		—		—

Dividend declared per share	US$	0.20		US$	0.15			—		—		—

Weighted average shares outstanding(5)
Basic		4,117			4,117			4,231		4,542		4,542

Diluted		4,117			4,150			4,231		4,689		4,633

In thousands
Balance Sheet Data:
Working capital		$45,715			$44,604			$48,004		$56,520		$41,210
Total assets		106,161			116,302			125,096		131,497		112,879
Total long-term debt		24,113			24,192			29,200		36,554		25,929
Net assets		49,843			59,753			62,292		64,232		54,923
Share capital		38,537			38,537			38,537		40,733		40,733
Ordinary shares outstanding		4,117			4,117			4,117		4,542		4,542

Selected U.S. Operating Data:
Stores open at period-end(6)		61			60			63		61		51
Average net sales per store (in thousands)(7)	US$	1,580		US$	1,499		US$	1,450	US$	1,515	US$	1,484
Comparable store sales increase (decrease)(8)		5.5%			1.9%			(2.6%)		6.4%		14.6%
Selling square feet (in thousands)		209.9			216.8			219.4		195.7		168.7
Sales per selling square foot	US$	453		US$	420		US$	403	US$	376	US$	413

Selected Australian Operating Data:
Stores open at period-end		39			35			36		35		35
Average net sales per store (in thousands)(7)		$2,459			$2,488			$2,634		$2,671		$2,666
Comparable store sales (decrease) increase(9)		(1.0%)			0.3%			(0.2%)		1.4%		3.9%
Selling square feet (in thousands)		348.6			337.3			356.9		348.3		332.3
Sales per selling square foot		$265			$272			$262		$273		$289

(1)	Relates to the A$3.98 million incurred in connection with the previously announced down-sizing of our manufacturing operations in Sydney, Australia and the surplus arising pursuant to an insurance payment received primarily for the fixed assets destroyed in the Keswick, Australia store fire on April 5, 2003.

(2)	Relates to compensation of A$4.1 million received from the State Rail Authority in relation to the expropriation of leasehold property occupied by the Chatswood, Australia store. This was offset by A$0.2 million of professional fees, advertising expenses and asset write-offs relating to the Chatswood store and, an additional A$0.4 million in connection with a further amount required in relation to a store originally identified for closure during fiscal 2003 pursuant to historical underperformance and one U.S. store identified for closure in fiscal 2004 for similar reasons. During fiscal 2004, two of the five stores in total which had been identified for closure, were closed and the amounts reserved for two stores were reversed, following a decision to continue trading pursuant to an improvement in performance. One store now remains identified for closure.

(3)	Relates to the closure of seven U.S. stores, two of which were closed during the fiscal year ended January 31, 2002, one during February 2002 and a further four due for closure prior to January 2003.

(4)	Relates primarily to the surplus of A$(3.611) million pursuant to the disposal of two Australian properties as part of a plan to consolidate our Sydney distribution center and corporate headquarters and to contract out part of our storage and bulk distribution, to third parties, offset by a provision of A$565,000 in relation to certain temporary workers’ physical damages claims which did not enjoy insurance cover as a result of our former insurance provider having been placed into liquidation as outlined on page 10. One of these claims is now the subject of a court appeal by the company.

(5)	Basic (loss) earnings per share are computed by dividing net (loss) income available to ordinary shareholders, by the weighted average number of ordinary shares. Diluted (loss) earnings per share are computed by dividing net (loss) income available to ordinary shareholders, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, we use the treasury stock method.

(6)	Excludes two (2003: three) Military concession stores and the e-Commerce site.

(7)	For stores open at beginning of period indicated.

(8)	The number of comparable stores used to compute such percentages was 43, 52, 62, 64 and 61, for the fiscal years ended January 31, 2000, 2001, 2002, 2003 and 2004, respectively.

(9)	The number of comparable stores used to compute such percentages was 33, 35, 35, 34 and 32, for the fiscal years ended January 31, 2000, 2001, 2002, 2003 and 2004, respectively.

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

Manufacturing.    We also purchase parts and raw materials for use in our manufacturing operations. G.L.G. Trading Pte. Limited (“GLG”), a Singapore company which acted as a buying office for Barbeques Galore and other third parties, purchased grills, burners and other products directly from factories in China and Taiwan until cessation of those activities on December 31, 2001. The buying office has been dismantled and the administration of Asian purchases is currently being handled from our office in Hong Kong. We have a one-third ownership interest in Bromic Pty Limited (“Bromic”) which supplies us with gas valves and related products whilst the remaining 50% ownership interest in GLG was acquired by us as of May 2, 2002, as a result of which, GLG is now a wholly-owned subsidiary. Subsequent to January 31, 2004, our equity interest in Bromic was sold on the terms and conditions set out on page 26. In order to set production budgets, the price of certain parts and raw materials such as steel, is negotiated and fixed well in advance of production usage. We also use back-up suppliers to ensure competitive pricing. See “Item 3. Key Information - D. Risk Factors”.

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

costs associated with the employment of senior management; and

additional depreciation and amortization charges associated with new stores.

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

During the comparable period in fiscal 2003, the relocation and closure (gains) arose from:

compensation of A$(4.1) million received from the State Rail Authority in relation to the expropriation of the leasehold property relating to the Chatswood, NSW store an additional A$348,000 provided for the store closures in the USA; and

A$200,000 in professional fees, advertising expenses and asset write-offs relating to the Chatswood, NSW store.

6	Other (income)

Other (income) includes the:

surplus of A$(3.611) million pursuant to the disposal of two Australian properties as part of a plan to consolidate our Sydney distribution center and corporate headquarters on the remaining company-owned sites and to contract out part of our storage and bulk distribution, to third parties; and

provision of A$565,000 in relation to certain temporary workers’ physical damages claims which did not enjoy insurance cover as a result of our former insurance provider having been placed into liquidation as outlined on page 10. One of these claims is now the subject of a court appeal by the company.

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

a shift in demand to lower-margin items;

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

In the USA, SGA decreased due to:

the impact of the cost reduction program;

a reduction in advertising and corporate costs; and

the closure of three stores pursuant to historical under-performance.

At the Australian retail level, SGA decreased due to the impact of the cost reduction program.

In the Wholesale division, SGA decreased due to planned staff reductions and freight savings.

5	Relocation and closure (gains) costs

The relocation and closure (gains) for fiscal 2003 arose from:

compensation of A$(4.1) million received from the State Rail Authority in relation to the expropriation of the leasehold property relating to the Chatswood, NSW store an additional A$348,000 provided for the store closures in the USA; and

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

Net cash flows provided by (used in) investing activities for the fiscal years ended January 31, 2004, 2003 and 2002 were A$3.4 million, A$(2.7) million and A$(3.9) million, respectively. In Australia, proceeds from the sale of property, plant and equipment were generated primarily from the disposal of two Australian properties as part of a plan to consolidate our Sydney distribution center and corporate headquarters and to contract out part of our storage and bulk distribution, to third parties. In Australia, capital expenditure related to:

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

Transactions with Affiliates

We hold a one-third ownership interest in Bromic which receives approximately 7% of its revenues from sales to us. During the year ended January 31, 2004, we purchased approximately A$1.3 million of products from Bromic as its third largest customer. We also hold a one-third equity interest in Supagas, an Australian company which operates as an industrial and domestic gas distributor. Subsequent to January 31, 2004, our equity interest in both Bromic and Supagas were sold on the terms and conditions set out on page 26.

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

Under our Articles of Association and the Australian Corporations Act, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders, represented in person or by proxy, and a quorum must be present at all times during the meeting. Under the Nasdaq Marketplace Rule 4350(f), a Nasdaq-listed company must provide for a quorum that in no case shall be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, in November 1997, Nasdaq granted us an exemption from such Nasdaq rule. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.

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

There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined on page 33.

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

(a) Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of 17 CFR 240.13a-15 or 240.15d-15. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.

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

Exhibit Number

10.12	Lease Agreement between the Company and Arrowood Investments, Inc., dated January 18, 2002 for the lease of real property located at 3355 East Cedar Street, Ontario, California 91761.(3)

10.13	Lease Agreement between the Company and Bake Orchard Partners, LLC, dated March 27, 2002 for the lease of real property located at 10 Orchard Road, Suite 200, Lake Forest, California 92630.(3)

21.1	List of controlled entities as of April 29, 2004.

23.1	Consent of KPMG.

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Sam Ruben Linz.

31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for David Andrew James.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Sam Ruben Linz.

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for David Andrew James.

99.3	Amended Audit Committee Charter as of March 25, 2003.(4)

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.
(2)	Previously filed in the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on September 21, 1998, and incorporated herein by reference.
(3)	Previously filed in the Registrant’s Annual Report on Form 20-F, filed with the Commission on May 1, 2002, and incorporated herein by reference.
(4)	Previously filed in the Registrant’s Annual Report on Form 20-F, filed with the Commission on May 1, 2003, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

BARBEQUES GALORE LIMITED

April 20, 2005	By	/s/ ROBERT GAVSHON
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

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

(e)  Investments in affiliated companies

Investments in the ordinary shares of 20% to 50% owned companies are accounted for by the equity method and are included in the balance sheet as “other current assets” pursuant to the disposal to existing shareholders subsequent to January 31, 2004, of the Company’s equity interest in Bromic Pty Limited (“Bromic”) and Renegade Pty Limited trading as Supagas (“Supagas”).

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