Form 20-F
period 2005-01-31
BARBEQUES GALORE LTD
filed 2005-08-10
CIK 1047326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 000-29512

BARBEQUES GALORE LIMITED

(Exact name of registrant as specified in its charter)

Australian Capital Territory, Australia (Jurisdiction of incorporation or organization)	Building A2, Campus Business Park 350-374 Parramatta Road, Homebush, Sydney, NSW 2144 Australia (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
None	Not Applicable

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

4,245,291 Ordinary Shares

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

Item 17  ☐    Item 18  ☒

TRADEMARKS

BARBEQUES GALORE, GRAND TURBO, TURBO, CAPT’N COOK, COOK-ON, BAR-B-CHEF, TURBO APOLLO, KENT and KENT – THE FLAME OF THE FUTURE, are federally registered trademarks and/or service marks in the United States. We use the phrases EVERYTHING YOU NEED FOR BARBECUING, AMERICA’S LARGEST CHAIN OF BARBEQUE STORES and RIGHT IN YOUR BACKYARD as common-law trademarks in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, we have registered, among others, the names BARBEQUES GALORE, TURBO, BEEFMASTER, CALYPSO, NORSEMAN, KENT and SAXON and additionally use the phrases GOOD TIMES GALORE, CORDON BLEU, DOWN UNDER and PATIO MASTER, as common-law trademarks. This Annual Report contains other trade names, trademarks and service marks of ours and other organizations.

i

This Annual Report on Form 20-F (“Annual Report”) report contains certain statements of a forward-looking nature relating to future events affecting Barbeques Galore Limited (“Barbeques Galore” or the “Company”), a public limited company organized under the laws of Australia, or the markets or industries in which it operates or the future financial performance of the Company. Such statements convey our expectations, hopes, beliefs, intentions, or strategies regarding the future. These statements use words among others such as “expect”, “will”, “may”, “anticipate”, “goal”, “intend”, “seek”, “believe”, “plan”, “strategy”, “estimate”, “project” and derivatives of such words. These forward looking statements include statements regarding:

•	sufficiency of our working capital;

•	seasonality of our business;

•	expected impact of foreign currency fluctuations;

•	availability of necessary supplies;

•	expected timing of financial benefits from the continued downsizing of our Sydney manufacturing operations;

•	ability to realize benefits from lower-cost manufacturing alliances in China;

•	growth strategies;

•	plans with regard to store openings and closings;

•	success of our new store formats and our ability to successfully launch new marketing and advertising campaigns;

•	expected costs and other effects of the closure of retail stores;

•	anticipated adequacy and efficiencies of new distribution facilities;

•	anticipated effects of being unable to purchase any particular line of products for resale;

•	impact arising from the implementation of accounting standards and policies;

•	adequacy of our accounting reserves;

•	timing and effects of changes in tax laws;

•	expected results of ongoing litigation;

•	expected effect of tax assessments;

•	ability to take advantage of deferred tax assets; and

•	automated store inventory replenishment systems, including implementation of the new web-based ordering system known as eZorder, for our Licensees.

We caution you that such statements are only predictions and that actual events or results may differ materially. These forward looking statements are based on information available to us on the date hereof and we assume no obligation to update any such forward looking statements. Our actual results and timing of certain events could differ materially from those in such forward looking statements due to a number of factors, including but not limited to, general economic conditions, the weather in areas in which we conduct business, the uncertainties of litigation, our ability to meet the covenants in our credit facilities, the accuracy of our estimates, the final amount of tax assessments, the popularity of certain products and our working capital needs, as well as the matters set forth under the caption “Item 3. Key Information - D. Risk Factors”. In addition, you should carefully review the other information contained in this Annual Report and in our periodic reports and other documents filed with the United States Securities and Exchange Commission (“SEC”). Unless the context requires otherwise, references to “Barbeques Galore”, “we”, “our”, “us” and similar terms, refer to Barbeques Galore Limited and its controlled entities.

PART I

ITEM	1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM	2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.	SELECTED FINANCIAL DATA (RESTATED – See Note 1.B of Notes to Consolidated Financial Statements)

You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected financial data as of January 31, 2003, 2002 and 2001 and for the fiscal years ended January 31, 2002 and 2001, is derived from our audited consolidated financial statements, revised to reflect the restatements thereof as more fully discussed in Note 1.B of Notes to Consolidated Financial Statements. We have not, however, included our audited consolidated financial statements for those periods in this Annual Report. The selected financial data presented below under the captions “Statement of Operations Data” and “Balance Sheet Data” as of January 31, 2005 and 2004 and for the fiscal years ended January 31, 2005, 2004 and 2003, is derived from our consolidated financial statements, which financial statements have been audited by KPMG, an independent registered public accounting firm. The consolidated financial statements as of January 31, 2005 and 2004 for each of the years in the three-year period ended January 31, 2005 and the report thereon, are included elsewhere in this Form 20-F. The selected data should be read in conjunction with the consolidated financial statements for the year ended January 31, 2005, the related notes and the independent registered public accounting firm’s report which refers to the restatement of our consolidated financial statements as of January 31, 2004 and for the years ended January 31, 2004 and 2003. The information presented below under the captions “Selected U.S. Operating Data” and “Selected Australian Operating Data” is not derived from the financial statements.

We restated our consolidated financial statements as of and for the years ended January 31, 2004, 2003, 2002 and 2001. The restatement reflects adjustments to correct our accounting for leases and other out-of-period adjustments, including the applicable tax effect as follows:

	Year Ended January 31,
	2004	2003	2002	2001
	(In A$ thousands, except per share data)
Previously reported:
Net (loss) income	$(536)	$4,521	$(2,538)	$4,483

(Loss) earnings per share
Basic	$(0.13)	$1.10	$(0.60)	$0.99

Diluted	$(0.13)	$1.09	$(0.60)	$0.96

Restated:
Net (loss) income	$(777)	$4,888	$(2,896)	$4,425

(Loss) earnings per share
Basic	$(0.19)	$1.19	$(0.68)	$0.97

Diluted	$(0.19)	$1.18	$(0.68)	$0.94

We have re-evaluated our lease accounting practices and corrected the way we account for our leases, specifically the accounting for operating leases with scheduled rent increases and tenant allowances.

Under the requirements of FASB Technical Bulletin 85-3, “Accounting for Operating Leases with Scheduled Rent Increases”, rent expense should be amortized on a straight-line basis over the term of the lease. In prior periods, we had incorrectly determined that the term of the lease begins on the commencement date of the lease which generally coincides with the store opening date, instead of at the time we took physical possession of the property to start construction of leasehold improvements. This had the effect of excluding the construction period of the stores from the calculation of the period over which rent is expensed.

In addition, under FASB Technical Bulletin 88-1, “Issues Relating to Accounting for Leases”, lease incentives such as tenant allowances received from the landlord to cover construction costs incurred by us should be reflected as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. We had previously incorrectly classified a portion of the tenant allowances as a reduction to store build out costs capitalized instead of as deferred lease liability on the consolidated balance sheet. As a result, we incorrectly amortized the deferred lease liability over the capitalized asset life as a reduction to depreciation expense instead of over the lease term as a reduction to rent expense.

We have restated our previously reported consolidated financial statements as of January 31, 2004 and for the fiscal years ended January 31, 2004 and 2003 to correct our accounting for leases. Selected financial data presented below has been restated with effect from February 1, 2000. The lease accounting restatement adjustments resulted in a decrease to opening retained earnings of A$1,279,000 as of February 1, 2000, an increase in net loss of A$73,000 in fiscal 2004 (inclusive of an increase in deferred income tax benefit of A$38,000) and a decrease in net income of A$138,000 in fiscal 2003 (inclusive of an increase in deferred income tax benefit of A$82,000), an increase in net loss of A$146,000 in fiscal 2002 (inclusive of an increase in deferred income tax benefit of A$89,000) and a decrease in net income of A$104,000 in fiscal 2001 (inclusive of an increase in deferred income tax benefit of A$63,000) In total, the lease accounting restatement adjustments resulted in a decrease to retained earnings of A$1,740,000 as of January 31, 2004.

The restated financial statements also reflect certain adjustments for out-of-period adjustments previously recorded in the period we identified the error that were otherwise considered at the time immaterial individually and in aggregate to the reporting periods presented. These adjustments include:

(i)	recording A$571,008 of in-transit inventory and the related payable while in-transit as of January 31, 2004, rather than when received as previously reported; and
(ii)	a change in the timing of expense and income items previously recognized.

The out-of-period restatement adjustments resulted in a decrease to opening retained earnings of A$137,000 as of February 1, 2000, an increase in net loss of A$168,000 in fiscal 2004 (inclusive of an increase in deferred income tax benefit of $177,000) an increase in net income of A$505,000 in fiscal 2003 (inclusive of an increase in deferred income tax benefit of $170,000), an increase in net loss of A$212,000 in fiscal 2002 (inclusive of an decrease in deferred income tax benefit of $342,000) and an increase in net income of A$46,000 in fiscal 2001 (inclusive of an increase in deferred income tax benefit of $120,000). In total, the out-of-period restatement adjustments resulted in an increase to retained earnings of A$34,000 as at January 31, 2004.

We restated our total shareholders’ equity as of January 31, 2004 by decreasing the balance by A$1,241,000 from the amount previously reported. The components of this decrease include:

(i)	the restatement adjustments discussed above relating to lease accounting and out-of-period adjustments in the combined amount of A$1,706,000, net decrease; and
(ii)	the effects of currency translation on the consolidation of the U.S.A. subsidiaries and related U.S.A. restatement adjustments in the amount of A$465,000, net increase.

The fiscal 2004 consolidated statement of cash flows was restated to correctly classify interest on capital leases in net cash provided by operating activities instead of net cash (used in) financing activities. The restatement adjustments did not have any further effect on the consolidated statements of cash flows.

	Year Ended January 31,
	2005			2004 Restated			2003 Restated			2002 Restated		2001 Restated
	(In A$ thousands, except per share and selected U.S. operating data)
Statement of Operations Data:
Net sales		$287,092			$294,029			$325,551			$333,276		$304,471
Cost of goods sold, warehouse, distribution and occupancy costs		198,480			207,451			230,335			235,307		207,138

Gross profit		88,612			86,578			95,216			97,969		97,333
Selling, general and administrative expenses		86,882			85,923			89,670			97,191		87,632
Store pre-opening costs		200			14			139			137		639
Relocation and closure (gains) costs		(170)			3,427	(1)		(3,552	)(2)		2,207 (3)		—
Other (income)		(959	)(4)		(3,004	)(5)		—			—		—

Operating income (loss)		2,659			218			8,959			(1,566)		9,062
Equity in (loss) income of affiliates		—			(218)			462			295		340
Interest expense		2,091			2,044			2,259			2,785		2,920

Income (loss) before income tax expense (benefit)		568			(2,044)			7,162			(4,056)		6,482
Income tax expense (benefit)		280			(1,267)			2,274			(1,160)		2,057

Net income (loss)		$288			$(777)			$4,888			$(2,896)		$4,425

Earnings (loss) per share(6)
Basic		$0.07			$(0.19)			$1.19			$(0.68)		$0.97

Diluted		$0.07			$(0.19)			$1.18			$(0.68)		$0.94

Dividend declared per share(7)	A$	0.32		A$	0.30		A$	0.27			—		—

Dividend declared per share(7)	US$	0.22		US$	0.20		US$	0.15			—		—

Weighted average shares outstanding(6)
Basic		4,182			4,117			4,117			4,231		4,542

Diluted		4,385			4,117			4,150			4,231		4,689

In thousands
Balance Sheet Data:
Working capital(8)		$27,259			$46,579			$45,863			$46,821		$57,125
Total assets		105,273			108,344			118,411			127,793		134,088
Total short-term debt borrowings		20,206			—			—			—		—
Total long-term debt		2,333			24,113			24,192			29,200		36,554
Total shareholders’ equity		48,308			48,602			58,427			60,363		62,759
Capital stock(9)		39,471			38,537			38,537			38,537		40,733
Ordinary shares outstanding (in thousands)		4,245			4,117			4,117			4,117		4,542

Selected U.S. Operating Data:
Stores open at period-end(10)		65			61			60			63		61
Average net sales per store (in thousands)(11)	US$	1,673		US$	1,580		US$	1,499		US$	1,450	US$	1,515
Comparable store sales increase (decrease)(12)(13)		6.7%			5.5%			1.9%			(2.6%)		6.4%
Selling square feet (in thousands)		224.6			209.9			216.8			219.4		195.7
Sales per selling square foot	US$	465		US$	453		US$	420		US$	403	US$	376

Selected Australian Operating Data:
Stores open at period-end		43			39			35			36		35
Average net sales per store (in thousands)(11)		$2,380			$2,459			$2,488			$2,634		$2,671
Comparable store sales (decrease) increase(12)(14)		(2.1%)			(1.0%)			0.3%			(0.2%)		1.4%
Selling square feet (in thousands)		395.6			348.6			337.3			356.9		348.3
Sales per selling square foot		$247			$265			$272			$262		$273

(1)	Relates to the A$4.16 million incurred in connection with the previously announced down-sizing of our manufacturing operations in Sydney, Australia and a surplus of A$0.7 million arising pursuant to an insurance payment received primarily for the fixed assets destroyed in the Keswick, Australia store fire on April 5, 2003.
(2)	Relates to compensation of A$4.1 million received from the State Rail Authority in relation to the expropriation of leasehold property occupied by the Chatswood, Australia store. This was offset by A$0.2 million of professional fees, advertising expenses and asset write-offs relating to the Chatswood store and, an additional A$0.4 million in connection with a further amount required in relation to a store originally identified for closure during fiscal 2003 pursuant to historical underperformance and one U.S. store identified for closure in fiscal 2004 for similar reasons.
(3)	The fiscal 2002 relocation and closure costs relates to the closure of seven U.S. stores, two of which were closed during fiscal 2002, one during fiscal 2003 and two during fiscal 2004. A further one store was identified for closure in fiscal 2004 pursuant to historical underperformance and the amounts reserved for two stores were reversed, following a decision to continue trading pursuant to an improvement in performance. One store now remains for closure with no store closures having taken place during fiscal 2005. An accrued liability is reflected at January 31, 2005 for the remaining lease obligation costs to occur for this store being closed.
(4)	Relates primarily to the gain on disposal arising pursuant to the sale of one Australian property as part of the long-term plan to consolidate our Sydney distribution center onto one single site, our corporate headquarters onto a separate single site and to contracting out part of our storage and bulk distribution to third parties, the reversal of the provision for the one claim which was the subject of a successful court appeal by the Company and in respect of which the opposing party has recently been granted leave to make a further appeal to the High Court of Australia and a business interruption insurance payment received pursuant to the Keswick, Australia fire on April 5, 2003.
(5)	Relates primarily to the surplus of A$(3.611) million pursuant to the disposal of two Australian properties as part of the original plan to consolidate our Sydney distribution center onto one single site, our corporate headquarters onto a separate single site and to consider contracting out part of our storage and bulk distribution to third parties. This was offset by a provision of A$565,000 in relation to certain temporary workers’ physical damages claims which did not enjoy insurance cover as a result of our former insurance provider having been placed into liquidation as outlined on page 12. All these claims were settled during fiscal 2005 apart from one claim which was the subject of a successful court appeal by the Company and in respect of which the opposing party has recently been granted leave to make a further appeal to the High Court of Australia.
(6)	Basic earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders, by the weighted average number of ordinary shares. Diluted earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders, by the sum of the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, we use the treasury stock method.
(7)	Dividends are declared in U.S. dollars per share and have been converted to A$ based on the rate of exchange ruling at date of payment.
(8)	Working capital comprises total current assets less total current liabilities.
(9)	Capital stock comprises ordinary shares outstanding less treasury stock.
(10)	Excludes two (2003 and prior: three) Military concession stores and the e-Commerce site.
(11)	For stores open at beginning of period indicated.
(12)	For definition of comparable store sales, see “Item 5A – Results of Operations – Table of Comparable Store Sales”.
(13)	The number of comparable stores used to compute such percentages was 61, 61, 64, 62 and 52, for the fiscal years ended January 31, 2005, 2004, 2003, 2002 and 2001, respectively.
(14)	The number of comparable stores used to compute such percentages was 38, 32, 34, 35 and 35, for the fiscal years ended January 31, 2005, 2004, 2003, 2002 and 2001, respectively.

Exchange Rates

The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On January 31, 2005, the Noon Buying Rate was US$0.7759 = A$1.00.

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

The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Australian dollars:

	Average(1)	High	Low	Period End
Year Ended January 31,
2001	0.5734	0.6387	0.5112	0.5480
2002	0.5137	0.5540	0.4828	0.5072
2003	0.5492	0.5922	0.5070	0.5860
2004	0.6678	0.7805	0.5843	0.7625
2005	0.7361	0.7979	0.6840	0.7759

Month
January 2005	0.7668	0.7790	0.7578	0.7759
February 2005	0.7812	0.7940	0.7669	0.7940
March 2005	0.7848	0.7974	0.7685	0.7729
April 2005	0.7738	0.7834	0.7658	0.7834
May 2005	0.7663	0.7810	0.7550	0.7591
June, 2005	0.7665	0.7792	0.7498	0.7618

(1)	Determined by averaging the closing price for each date in the period.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

As part of our growth strategy, we may also open stores in new markets where we will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by our store networks in existing markets. Expansion into new markets may present construction, operating, marketing, product ranging, climatic and competitive challenges that are different from those encountered in the past within our existing markets. Any store expansion program will attract an increase in store pre-opening costs and related capital expenditure. We cannot assure you that we will anticipate all the challenges and changing demands that our proposed store expansion program will impose on our management or operations and failure to adapt thereto, would adversely affect the implementation of our growth strategy.

Weakening economic conditions may have an adverse affect on our business and results of operation.

The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse affects may be exacerbated by the significant current regional concentration in each state and territory of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

We face business, political and economic risk because we transact business outside of the United States.

Our headquarters, non-U.S. stores, exports and limited wholesale and manufacturing operations are located in Australia. We transact a large proportion of our business in Australia and obtain the majority of our merchandise, parts and raw materials from China and other markets outside of the United States and Australia, such as Taiwan, Indonesia, Thailand and Italy. There are risks inherent in doing business in international markets, including:

•	tariffs;

•	customs duties and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability, expropriation, nationalization and other political risks;

•	foreign exchange controls, technology, export and import restrictions or prohibitions;

•	the difficulties of compliance with foreign laws and regulations;

•	compulsory resumption of a Barbeques Galore store by statutory authority in connection with an infrastructure project or otherwise;

•	delays from customs brokers or government agencies;

•	seasonal reductions in business activity;

•	subjection to multiple taxation regimes and potentially adverse tax consequences;

•	labor stoppages or strikes;

•	freight rates and shipping charges;

•	availability and cost of raw materials;

•	acts of terrorism;

•	port closures;

•	actual or intended warfare; and

•	medical issues such as Severe Acute Respiratory Syndrome (“SARS”).

Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

We purchase the majority of our merchandise and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2005, approximately 58% of our merchandise purchases in such period were obtained from our ten largest vendors. We consider certain barbecue brands to be significant to our business, especially in the United States. No single vendor accounted for more than 5% of our merchandise purchases other than Grand Hall Enterprises Limited, Chant (Far East) Limited, Honfeld Limited, Dimension Industries Company Limited and the Weber group of companies which supplied us with approximately 13.73%, 12.68%, 7.60%, 6.66% and 5.87% respectively, of our merchandise purchases during the fiscal year ended January 31, 2005. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers.

Foreign currency fluctuations could adversely affect our results.

We prepare our consolidated financial statements in Australian dollars but a substantial portion of our revenues, purchases and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, we are subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which we transact our business. This currency imbalance has resulted in and may continue to result in, foreign currency transaction gains and losses. Our Australian operations generally economically hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar.

In our U.S. operations, however, we have not and currently do not actively economically hedge against exchange rate fluctuations, as the vast majority of our U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net (loss) income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could thus affect the market price for our ADSs. Pursuant to a decision by the Board of Directors to initiate a regular dividend policy, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by the Depositary, if any cash dividends were paid in Australian dollars on the Ordinary Shares represented by the ADSs. Similarly, the above exchange rate fluctuations would also affect the conversion into Australian dollars (for payment to holders of ADSs) by the Depository, if any cash dividends were paid in U.S. dollars on the Ordinary Shares represented by the ADSs. See “Item 3. Key Information - A. Selected Financial Data - Exchange Rates” and “Item 9. The Offer and Listing - Price Range of our ADSs on the Nasdaq Stock Market® (“Nasdaq”)”.

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

Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend towards consumers investing more in their backyards and spending more quality time in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers’ purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing sources or stores do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

Failure to maintain and upgrade core computer systems which operate and monitor all major aspects of our business could have a material adverse effect upon our business.

We rely on certain management information systems to obtain daily sales information from our stores and to operate and monitor all major aspects of our business. Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based point-of-sale (“POS”) registers which manage all sales transactions and store based purchasing transactions. The store check-out registers are networked to an In-Store Processor (“ISP”) located in the back office of each store. At the end of each day’s processing, the data from each register is consolidated onto the ISP which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our management information systems in operating and monitoring all major aspects of our business, including sales, gross profits, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

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

Our success is partly dependent on the efforts and abilities of our directors, senior management and employees, particularly Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Product Management and Development in Australia and Director, Sydney Selati, Director and Chairman of Barbeques Galore, Inc., our U.S. operating subsidiary, Michael Lindblad, Chief Executive Officer, responsible for all aspects of our U.S. retail operations, with all senior U.S. operating executives reporting directly to him and Michael Varley, Head of Product Management and Development in the United States. We do not have long-term employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

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

Our business is subject to substantial seasonal variations which have caused and which we expect to continue to cause our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, outdoor furniture and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. We believe this is the general pattern associated with our segment of the retail industry and expect that this pattern will continue in the future. Sales of any of our major product lines, however, (in particular home heaters and outdoor furniture), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors, shifts in timing of holidays and shifts in consumer tastes. Our results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products, delivery times of products from overseas manufacturers and changes in merchandise mix throughout the year. We have in the past experienced quarterly losses, particularly in our fiscal first quarter and expect to experience such losses in the future. Because of these fluctuations in operating results, our results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross profits during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

We depend on third-party carriers to distribute our products.

We distribute merchandise to our stores primarily from our distribution centers located at Auburn, New South Wales (“NSW”), a third party distribution center at Yennora, NSW, Ontario, California and Charlotte, North Carolina. In distributing our merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia and China, to the United States and from China to Australia, as well as third-party surface freight carriers to transport all our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

•	mechanical risks;

•	labor stoppages or strikes;

•	inclement weather;

•	import regulation;

•	changes in fuel prices;

•	medical issues such as SARS; and

•	port closures due to acts of actual or threatened terrorism.

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

Many of our products use gas or wood and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our products and their personal use are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, quality standards, contents, packaging and heater usage. We cannot assure you that certain jurisdictions in which we operate will not impose additional restrictions on the sale or use of our products. Such restrictions may negatively impact our sales and cause our business to suffer.

Failure of our franchisees and licensees to adhere to our standards could adversely affect customer loyalty and diminish our brand name and reputation.

As of January 31, 2005, there were 48 licensed stores in Australia and seven franchised stores in the United States, all of which are operated under the “Barbeques Galore” name by independent licensees or franchisees to whom we sell proprietary and other store products, and provide support services. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. A large part of our licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon 90 days’ notice. We monitor our licensed and franchised stores to assure their conformity to our standards and image and require the licensees and franchisees to comply with Barbeques Galore’s merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

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

Our limited barbecue and home heater manufacturing operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. Our distribution facilities are also subject to workplace safety and labor relations regulations. As a barbecue and barbecue accessories store, we sell lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. Our sale of certain products may result in technical violations of certain of our leases which prohibit the sale of flammable materials in or on the leased premises. Over our operating history, we have made our landlords aware that we sell these products. To-date, no landlord has terminated or threatened termination of any lease due to these sales. Violations of these regulations and restrictions could have a material adverse effect on our business, operating results or financial condition.

One of our former insurance providers has been placed into liquidation and the impact of this on our insurance coverage is unclear.

We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited (“HIH”) during the twelve months ended June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) was placed into liquidation on August 27, 2001. We have replaced these insurance policies with other insurers and currently have one claim of A$265,000, excluding legal costs, against us on foot in relation to the period during which we were covered by HIH. Although this claim was the subject of a successful court appeal by the Company, the opposing party has recently been granted leave to make a further appeal to the High Court of Australia. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period we were covered by HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group, were such claims to arise.

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

During the first fiscal quarter of 2004, we resolved to transition the bulk of our barbecue production from our manufacturing operations in Sydney, Australia to third party manufacturers in China. The shift of the major part of our manufacturing to China was seamlessly achieved and resulted in the down-sized manufacturing operation focusing primarily on home heaters and small-run barbecues, the latter now being phased out completely. The down-sizing program has enabled us to realize a number of benefits, including lower cost of product, continued control of product development and improved inventory flexibility and supply. Information concerning principal capital expenditure currently in progress, the distribution of these investments geographically and the method of financing is set out in “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

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

Principal capital expenditures during our last three fiscal years are as follows:

•	During the fiscal year ended January 31, 2005, capital expenditures of A$5.9 million were incurred.

In Australia, this related to:

(i)	the fit-out of:

•	new stores at Nunawading and Hoppers Crossing, Victoria (“Vic”), Marion, South Australia (“SA”), Fortitude Valley, Queensland (“Qld”) and the Licensee store at Bowral, NSW which was taken over in June 2004 and operated as a company-owned store until February 28, 2005 when it was on-sold as a licensee store to a former Australian employee.

•	relocated stores at Morley in Western Australia (“WA”) and Launceston in Tasmania (“Tas”); and

•	the expanded flagship store at Moore Park in NSW.

(ii)	the acquisition of furniture and fittings; and

(iii)	miscellaneous items of computer equipment, machinery and motor vehicles for our new corporate headquarters and manufacturing operations, respectively.

In the United States, this related to:

(i)	the opening of new stores at Wellington, Florida and Westlake Village, California;

(ii)	development of new stores under construction at Folsom, California (this store subsequently opened in February 2005) and Norwalk, Connecticut;

(iii)	remodeling the existing store at Kearny Mesa, California, and the relocation and remodeling of the store at Tarzana, California;

(iv)	acquisition of the two franchised stores at Atlanta and Duluth, Georgia respectively;

(v)	upgrade of the computer system located at the corporate headquarters in Lake Forest;

(vi)	purchase of computer hardware and software equipment for the new stores at Wellington, Florida and Westlake Village, California and at our Lake Forest corporate headquarters; and

(vii)	installation of the Wide Area Network (“WAN”) for all our stores.

•	During the fiscal year ended January 31, 2004, capital expenditures of A$3.4 million were incurred.

In Australia, this related to:

(i)	the fit-out of new stores at Liverpool, Artarmon and Prospect, NSW and Myaree, WA.

(ii)	the acquisition of furniture and fittings, computer equipment and machinery;

(iii)	the remodeling of certain stores to encompass the new backyard concept and “Good Times Galore” marketing strategy; and

(iv)	miscellaneous items of computer equipment and machinery for our corporate head office and manufacturing operations, respectively.

In the United States, this related to the:

(i)	opening of a new store at Jacksonville, Florida;

(ii)	remodeling of four existing stores at Kearny Mesa, California, Henderson, Nevada, Whitemarsh, Maryland and Sterling, Virginia;

(iii)	purchase of interior signs for stores and office furniture for the corporate headquarters at Lake Forest;

(iv)	upgrade of the corporate server including hardware and software; and

(v)	purchase of computer equipment for certain employees and for the new store at Jacksonville, Florida.

•	During the fiscal year ended January 31, 2003, capital expenditures of A$2.8 million were incurred. In Australia, this related to factory tooling and the commencement of the refurbishment of certain stores to merchandize the new backyard products. In the United States, this related to the relocation of our distribution center to Ontario, California and the U.S. headquarters to Lake Forest, California and the remodeling of two stores.

Our principal executive and registered offices were relocated on February 7, 2005 to our new corporate headquarters situated at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush NSW 2140, Australia. Our telephone number is 61 2 9735 4111. Our Internet addresses are www.bbqgalore.com and www.barbequesgalore.com.au. Information contained in our web sites does not constitute a part of this document.

Our agent for service in the United States is the Chairman, Barbeques Galore Inc., 10 Orchard Road, Suite 200, Lake Forest, California 92630, telephone (949) 597 2400.

B.	BUSINESS OVERVIEW

Description of Business

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles, in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heaters, outdoor furniture and backyard products. As of January 31, 2005, we owned and operated 43 stores in all six states in Australia and 67 stores (including two U.S. Military concession stores) in nine states in the United States. In addition, as of such date, there were 48 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

During the fiscal year ended January 31, 2005, we increased the number of our company-owned stores in the United States to 67 (including two U.S. Military concession stores), with the opening of new stores at Wellington, Florida and Westlake Village, California, respectively and the acquisition, effective November 1, 2004, of the franchise stores at Atlanta and Duluth, Georgia, respectively.

During the fiscal year ended January 31, 2005, we increased our company-owned stores in Australia from 39 to 43, representing a 10% increase in the number of company-owned stores with the opening of new stores at Nunawading and Hoppers Crossing, Vic, Marion, SA and Fortitude Valley, Qld and the relocation of the Morley, WA and Launceston, Tas stores. The Licensee store at Bowral, NSW was taken over in June 2004 and operated as a company-owned store until February 28, 2005 when it was on-sold as a licensee store to a former Australian employee. The store at Ringwood, Vic was closed on January 30, 2005.

As of January 31, 2005, we licensed 48 Barbeques Galore stores, generally in rural areas of Australia and franchised seven Barbeques Galore stores in the United States. We receive annual licensing fees and franchising royalties and benefit primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore’s merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typically provide the licensees and franchisees with exclusive geographical sales territories. A large part of the Australian licensing agreements have an indefinite term which permit licensees to terminate their arrangements at will, while franchisees in the United States are generally contractually bound for fixed periods with renewal options. During the fiscal year ended January 31, 2005, total net sales to licensee and franchisee stores were A$21.3 million and US$7.0 million, respectively. We estimate that the retail sales of Barbeques Galore products alone by licensees and franchisees were approximately A$26.6 million and US$8.2 million, respectively, in the same period. A number of our existing licensees have refurbished their stores in accordance with our established criteria (although no licensee is required to do so) and we maintain an assistance program to provide advice relating to these enhancements. We may license additional Barbeques Galore stores in Australia on a selective basis, although we do not intend to franchise any additional stores in the United States (except in and around geographical territories as defined under existing franchising agreements).

Effective November 1, 2004, we acquired the franchised stores operated in Atlanta and Duluth, Georgia, respectively, whilst the Oxnard, California franchise is scheduled to terminate on August 31, 2005. In addition, we have agreed with the franchisor in Orange County, California, to permit the opening of a new franchised outlet in San Clemente, California in 2006.

The following table sets forth, for the periods indicated, the percentage of our main categories, by sales value, of product sold:

	Year Ended January 31,
	2005	2004	2003
Barbecues	75.7%	73.8%	72.7%
Barbecue accessories	7.0	8.3	10.6
Heating and fireplace equipment	8.9	8.1	6.2
Outdoor furniture	6.9	5.9	4.8
Backyard products	1.4	3.0	3.5
Camping equipment	0.1	0.9	2.2

	100.0%	100.0%	100.0%

We are engaged essentially in the retail industry and operate through stores located in two geographical segments, Australia and the United States of America. The following table sets forth the geographical distribution of our revenues from external customers in A$ thousands and by percentage, for the periods indicated:

	Year Ended January 31,
	2005			2004 Restated			2003 Restated
	(In A$ thousands)
Revenues from external customers
Australia		$130,920	45.6%		$133,340	45.3%		$139,731	42.9%
United States of America		156,172	54.4%		160,689	54.7%		185,820	57.1%

Total	A$	287,092	100.0%	A$	294,029	100.0%	A$	325,551	100.0%

In Australia, we have scaled-back our wholesale division which operates through Pricotech Leisure Brands Pty Limited (“Pricotech”), a wholly-owned Australian subsidiary. Pricotech now distributes our own manufactured wood heaters, indents (selling directly from supplier to customer), a small number of barbecues for independent specialty retailers and manages the exports. During the fiscal year ended January 31, 2005, the five largest customers of Pricotech accounted for approximately 21% of its net sales of approximately A$5.4 million. Pricotech’s export business is predominantly focused on the United Kingdom and Europe, with approximately 85% of sales generated through one United Kingdom-based distributor.

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

Currently, we are in the process of upgrading our POS software and equipment to the Store 21 package offered by Data Vantage Corporation, a subsidiary of Micros System Inc.. The new system has all the functionality of the JDA system but will also provide additional management information and customer-tracking data. We expect the roll-out of the new system to be completed by the end of quarter four of fiscal 2006.

In Australia, we have installed a Berger Software Pty Limited (“Berger”) (now Advanta Software Pty Limited (“Advanta”)) system on a Sun Unix platform which allows us to manage distribution, warehouse management, Distribution Requirements Planning (“DRP”), purchasing, sales analysis and financial applications. Berger operates in conjunction with Stratum, from Silvon Software, to quickly and efficiently analyse our sales and inventory information both at summary and retail levels. We also used Demand Solutions from Demand Management Systems Pty Limited to produce product forecasts to be interfaced with DRP. At store level, we have installed DposIT, supplied by QQQ Systems Pty Limited (trading as SVI Retail) which allows us to complete all our sales and inventory transactions. The store checkout registers are networked to a server in the back office of each store, providing extensive consolidated reporting. The back office server has a Virtual Private Network (“VPN”) connection which enables our stores to use e-mail and browse our Berger system. Every evening, data from each store is transferred back for integration with Berger and price changes are automatically sent to each store.

In February 2005, we relocated our Australian corporate headquarters to Homebush, NSW and part of our distribution center to a third party distribution center at Yennora, NSW, retaining our existing distribution center and bulk warehouse and manufacturing operations, at Auburn, NSW. As connectivity was required from each of these sites to the servers which reside at our corporate headquarters, we implemented a WAN which is a managed service supplied by Telstra and a secured private network using Internet Protocol (“IP”) technology.

As part of the relocation, we replaced our nine-year old PABX system with a new IP-enabled phone system from Avaya Inc.. Having established a WAN to cater for data traffic between the four sites, we now use the WAN to carry our voice traffic as well and at no additional call cost.

Our Internet access was also upgraded at this time giving a far greater quality of service for inbound/outbound external e-mails, store connectivity and web browsing. The most significant improvement has been in the area of store connectivity using VPN technology. Although we have been using VPN technology in our stores for over two years, the additional bandwidth was required of necessity, to cope with increasing demand and, as with voice traffic using WAN, this was achieved without any additional expenditure.

We have also begun to implement a web-based ordering system which will enable our Licensee stores to purchase our product over the Internet. The ordering system known as eZorder, is supplied by Advanta.

We have purchased a web server for the eZorder system which will communicate in real-time with our Berger system. Each Licensee will be provided with a link to our web server and a unique user account with which to log in. The only software that the Licensee will require to use eZorder, is a web browser (most commonly Microsoft Internet Explorer). The Licensee connects to the Internet (as he normally would) and then uses both the link and user account to access the eZorder system. The Licensee can then order any product from the Licensee product range and the eZorder and Berger warehouse management systems will provide real-time validation of the order. Validation is given against stock availability, pack quantities (if applicable), product substitutions (if applicable), pricing (including any special pricing) and credit checking. When the Licensee completes and submits the order, the eZorder server immediately passes the order to our Berger system for picking.

We are currently working on modifications to the eZorder program to suit our specific business rules. Our target ‘go-live’ date is August 15, 2005. The cost of the eZorder system, including the eZorder service, is approximately A$85,000.

Seasonality; Weather; Fluctuations in Results

Our business is subject to substantial seasonal variations which have caused and which we expect to continue to cause our results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, outdoor furniture and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses.

We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres which have opposite seasons and offer fireplace products and, (in Australia), home heaters in the fall and winter months and an extensive range of outdoor furniture. Sales of any of our major product lines, however, (in particular home heaters and outdoor furniture), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors, shifts in timing of holidays and shifts in consumer trends. Our results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products, delivery times of products from overseas manufacturers and changes in merchandise mix throughout the year.

Manufacturing

We have developed strategic alliances with overseas manufacturers, particularly in China, from whom we source our proprietary Grand Turbo, Turbo, Capt’N Cook, Cook-On, Bar-B-Chef, Beefmaster, Calypso, Cordon Bleu, Down Under and Patio Master barbecue brands and accessories and certain other house brands. In our Australian factory facilities, we manufacture home heaters under our proprietary Norseman, Kent, Saxon and Austwood brands. During fiscal 2003, we absorbed the Saxon branded heaters into our manufacturing operations thereby cementing our position as Australia’s leading wood heater manufacturer. During the fiscal year ended January 31, 2005, proprietary barbecue retail sales in our own stores represented approximately 46% and 87% of our total barbecue sales in the United States and Australia, respectively. Our manufactured products are closely coordinated by our product development activities. We have a product management and development team that is dedicated to barbecue market analysis and product development. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with our other departments (in both the United States and Australia) and strategic alliance suppliers, to develop the annual Barbeques Galore product line. During the fiscal years ended January 31, 2005, 2004 and 2003, we expended A$0.8 million, A$1.0 million and A$1.0 million, respectively, on product management and development.

Purchasing

We believe we have good relationships with our merchandise vendors and suppliers of parts and raw materials and do not anticipate that, as volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

We deal with our merchandise vendors principally on an order-by-order basis and do not maintain any long-term purchase contracts with any vendor. Merchandise is purchased for our U.S. and Australian stores by our central buying staffs in our respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including our product management and development team, store employees, focus groups, customer surveys, industry conventions and trade shows. During the fiscal year ended January 31, 2005, approximately 58% of our merchandise purchases in such period were obtained from our ten largest vendors. See “Item 3. Key Information - D. Risk Factors”. No single vendor accounted for more than 5% of our merchandise purchases other than Grand Hall Enterprises Limited, Chant (Far East) Limited, Honfeld Limited, Dimension Industries Company Limited and the Weber group of companies which supplied us with approximately 13.73%, 12.68%, 7.60%, 6.66% and 5.87% respectively, of our merchandise purchases during the fiscal year ended January 31, 2005. We do not believe that the loss of any single brand, including those made by Weber-Stephen Products Co. and Onward Multi-Corp., would have a material adverse effect on our operating results.

Our buying office in Hong Kong was dismantled during fiscal 2002 and Asian purchases, other than those where we deal directly from our Australian and U.S.A. headquarters, are handled by Honfeld Limited, a third party buyer. We previously had a one-third equity interest in Bromic Pty Limited (“Bromic”) which was sold on the terms and conditions set out on page 33. Bromic supplies us with gas valves and related products. We also use back-up suppliers to ensure competitive pricing. See “Item 3. Key Information - D. Risk Factors”.

Distribution

In the United States we currently maintain a 98,821 square foot distribution center in Ontario, California and an 80,000 square foot distribution center in Charlotte, North Carolina, having relocated from our previous 27,000 square foot Charlotte, North Carolina distribution center in February 2005, for reasons of physical constraints and anticipated, enhanced distribution efficiencies. In Australia we currently maintain an 81,298 square foot distribution center and bulk warehouse at Auburn, NSW and occupy a further 64,583 square foot third party distribution center at Yennora, NSW. The retention of our existing distribution center and bulk warehouse at Auburn, NSW and the relocation of part of our distribution center to Yennora, NSW followed the earlier disposals of a 17,024 square foot warehouse facility during the second fiscal quarter of 2004 and a 78,268 square foot warehouse facility during the third fiscal quarter of 2004 with both disposals being part of the long-term plan to consolidate our Sydney distribution center onto one single site, our corporate headquarters onto a separate single site and to contracting out part of our storage and bulk distribution to third parties. We also use smaller warehouses in Melbourne, Brisbane and Perth, Australia as well as in Spaldin, United Kingdom (all of which are third party owned and operated), for our operations.

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

Selection of Merchandise.    We offer an extensive selection of quality barbecues and barbecue accessories designed to suit consumer lifestyles, preferences and price points. Our stores offer a variety of barbecues, with a range of styles, finishes and special features, including our proprietary brands as well as more than 60 other barbecues under different brand names. Accompanying these barbecues is an assortment of barbecue replacement parts and accessories which generate high margins. As the leading retail chain specializing in barbecues and related merchandise, we offer consumers one-stop shopping convenience for virtually all their barbecue cooking needs and in Australia, additionally, for outdoor furniture.

Store Environment.    Our stores offer a shopping environment which is consistent with our outdoor lifestyle image and promotes the total barbecuing experience. We have recently updated our store image with the aid of outside consultants and our stores are designed to be consumer-friendly, with merchandise displayed to convey the breadth and depth of our product lines. An array of barbecues is displayed on the selling floor, complete with accessories, to provide the consumer with the opportunity to compare and contrast different models. Store presentation is based on a detailed and comprehensive store plan regarding visual merchandising to ensure that all stores provide a consistent portrayal of the Barbeques Galore image. Average store retail selling area is approximately 3,650 square feet in the United States and approximately 10,400 square feet in Australia to include the extensive display of outdoor furniture.

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

Manufacturing; New Product Development.    We manufacture home heaters for our retail stores in Australia. The vast majority of our barbecues are manufactured for us in China by third party manufacturers. In addition, we have an experienced in-house product management and development team dedicated to barbecue and home heater market analysis and product development that can identify and respond to changing consumer trends. We believe that manufacturing alliances in China are realizing a number of benefits for us, including lower cost of product, the continuing control of product development and improved inventory flexibility and supply.

Experienced Management Team.    Our senior executive management team has an average of more than 35 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from twelve stores (including one licensed store) as of June 30, 1982 to 165 stores (including 55 licensed or franchised stores) as of January 31, 2005. We believe that management’s experience positions us to execute our business and growth strategies. Our directors and senior management beneficially own approximately 48.4% of our outstanding Ordinary Shares.

Trademarks and Patents

“Barbeques Galore”, “Grand Turbo”, “Turbo”, “Capt’N Cook”, “Cook-On”, “Bar-B-Chef”, “Beefmaster”, “Endeavor”, “Kent”, “Kent - The Flame of the Future” and “Maxiheat”, are federally registered trademarks and/or service marks in the United States. In addition, we own a federal trademark registration for the distinctive configuration of our Turbo grill. We use the phrases “Everything You Need for Barbecuing”, “America’s Largest Chain of Barbecue Stores” and “Right in Your Backyard”, as common-law trademarks in the United States. “Barbeques Galore” and “Cook-On” are also registered with the State of California. In Australia, we have registered, among others, the names “Barbeques Galore”, “Turbo”, “Beefmaster”, “Calypso”, “Norseman”, “Kent” and “Saxon” and additionally use the phrases “Good Times Galore”, “Cordon Bleu”, “Down Under” and “Patio Master”, as common-law trademarks. We further utilize a number of different trademarks relating to various barbecues, barbecue accessories, home heaters and outdoor furniture, manufactured or offered by us. We are presently not aware of any claims of infringement or other challenges to our right to use our marks and our name in the United States and Australia.

We also own a number of copyrighted works, including brochures and other literature about our products and many drawings and designs that we use in marketing those products.

Governmental Regulation

Many of our products use gas, wood and flame and consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our home heater manufacturing, enameling and powder coating operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. We believe that we comply in all material respects with such regulations. Our products or personal use thereof, are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of and compliance with, quality control procedures for wood burning heaters. See “Item 3. Key information - D. Risk Factors”.

In addition, if our level of foreign ownership exceeds 40%, we would be considered a foreign person and would require certain governmental approvals in connection with certain acquisitions in Australia. See “Item 10. Additional Information - D. Exchange Control - Restrictions on Foreign Ownership; Antitakeover Restrictions”.

C.	ORGANIZATIONAL STRUCTURE

We are primarily engaged in the business of selling barbecues, other backyard products and heating products, operating from two countries, U.S.A. and Australia.

In the U.S.A. we are involved in the retailing, through company-owned and franchised stores, of barbecues and related accessories, fireplace equipment and backyard products.

In Australia we are involved in the retailing of barbecues and related accessories, home heaters, outdoor furniture and backyard products through company-owned and licensed stores and, to a lesser extent, in the manufacture of home heaters, the wholesaling of home heaters and barbecues and the exporting of barbecues.

As of July 15, 2005, our listing of controlled entities is as follows:

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

We currently lease all our stores and expect that our policy of leasing, rather than owning store properties will continue. Existing store leases provide for original lease terms that generally range from two to ten years, with single or multiple renewal options that range from three to five years at increased rents. Certain of the leases provide for scheduled rent increases or for contingent rent (based upon store sales exceeding stipulated amounts). In Australia, no amount was payable in respect of contingent rental during the fiscal year ended January 31, 2005. In the U.S.A., contingent rentals of US$13,938, US$22,191 and US$2,045 were paid in respect of stores situated at Encinitas, California, Walnut Creek, California and Columbia, Maryland, respectively.

In the United States we lease our 98,821 square foot distribution center at Ontario, California (under a five-year and seven-month lease with an option to renew for an additional five years) and our 12,696 square foot headquarters at Lake Forest, California (under a five-year lease). The 80,000 square foot distribution center at Charlotte, North Carolina has been leased for a period of ten years and two months with a renewal option for a further ten years. See “Item 4. Information on our Company - B. Business Overview - Manufacturing” and “ - Distribution”.

In Australia, we currently maintain an 81,298 square foot distribution center and bulk warehouse at Auburn, NSW and lease a further 64,583 square foot third party distribution center at Yennora, NSW. The retention of our existing distribution center and bulk warehouse at Auburn, NSW and the relocation of part of our distribution center to Yennora, NSW followed the earlier disposals of a 17,024 square foot warehouse facility during the second fiscal quarter of 2004 and a 78,268 square foot warehouse facility during the third fiscal quarter of 2004 with both disposals being part of the long-term plan to consolidate our Sydney distribution center onto one single site, our corporate headquarters onto a separate single site and to contracting out part of our storage and bulk distribution to third parties.

The Contract of Sale for the disposal of a 62,449 square foot facility previously utilized for the storage of components and finished goods inventory and which also accommodated part of our administrative facilities was settled on January 31, 2005. We lease the adjacent 75,000 square foot barbecue and home heater factory under a five-year lease with two successive five-year renewal options for a total maximum remaining lease term at present of 15 years and use smaller warehouses at Melbourne, Brisbane and Perth, Australia as well as at Spaldin, United Kingdom (all of which are third party owned and operated), for our operations. During fiscal 2004, we downsized our manufacturing operations in Sydney, Australia as part of our plan for implementing potentially significant cost savings and margin enhancement opportunities with the sourcing of a number of our proprietary barbecues from China. As a result thereof, the down-sized manufacturing operation during fiscal 2005 focused primarily on home heaters and small-run barbecues, the latter now being phased out completely.

Our ownership interest in our distribution center and bulk warehouse at Auburn, NSW and all our leasehold interests in real property are subject to a mortgage interest of Australia and New Zealand Banking Group Limited (“ANZ”) governed by a Letter of Offer and related documents between ANZ (successor-in-interest to Westpac Banking Corporation) and ourselves. See “Item 19. Exhibits - Exhibit Number 10.3”.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our operating and financial results contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended which involve risks and uncertainties. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. Specifically, without limitation, statements relating to:

(1)	identification of new areas for growth in our United States and Australian store bases respectively;

(2)	expansion of our product range to include other backyard products; and

(3)	strengthening of our alliances with overseas manufacturers,

are forward-looking statements within the meaning of Safe Harbor of the abovementioned laws. These statements are based on management’s current expectations and are subject to certain risks and uncertainties.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” within this section and elsewhere in this Annual Report on Form 20-F. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that we file from time to time with the SEC.

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

Overview

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and our first U.S. store in Los Angeles in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, outdoor furniture and backyard products. As of January 31, 2005, we owned and operated 43 stores in all six states in Australia and 67 stores (including two U.S. Military concession stores) in nine states in the United States. In addition, as of such date, there were 48 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

There are a number of internal and external key performance indicators which we use to manage our business. Internally, we examine, amongst other factors, period comparisons on overall transactions, unit sales divided into price points, (commencing at the lower-end of the market under A$400, middle-market to A$1,000 and ending at the high-end of the market in excess of A$1,000), gross margin analysis by product category and expense ratios. Externally, we examine, amongst other factors, performance by peers (their reports), economic data (specifically consumer confidence and in particular, related to durables), foreign exchange movements, interest rates and taxation.

In Australia, retail sales growth slowed sharply in the second half of fiscal 2005. This slower growth was due to a number of factors, including increases in petrol prices, a weakening in construction of new dwellings and the slow down in growth in residential prices and residential property turnover. Price declines were also registered in the main markets of Sydney and Melbourne. As a result, there was limited cash flow from residential property sales available for household spending. Furthermore, expenditure on “Recreation and Furnishings” slowed at a faster rate than overall retail spending. During the year there were no changes in interest rates and taxation. The number of transactions in Australia in our retail stores was down by 12.4% due in part, to the scaling back of smaller backyard accessories from the range. In our core barbecue business, we experienced a planned positive shift towards the high- and middle-end with a decrease in the low-end. Within the total mix, unit sales at the high-end increased by 1.7%, the middle-end by 5.7% and the low-end decreased by 7%. In each of our main categories in Australia, barbecues, furniture and heating, gross margins experienced an increase in the fiscal 2005 year.

In the U.S.A., same store sales grew at double digit rates through the first and second quarters, were steady at approximately 5.3% during the third quarter and, as a result of heavy rainfall in many of our most productive markets, were sharply negative in the fourth.

The gains in the first and second quarters were magnified by easier comparatives against the prior year, (where the war in Iraq severely impacted retail sales) but we were well positioned and able to take full advantage of the trend towards high-end stainless steel grills which in turn helped drive customer traffic and higher average ticket sales through much of the year. Other dominant underlying factors that fueled consumer growth, were the very strong performance of the housing market in most states, low interest mortgage and refinancing rates and the actions of the Federal Reserve Bank to keep inflation in check.

The proprietary grill category (mid-range prices) dropped 1.7% to 21.7% of sales for the year while the high-end stainless steel grills grew by 4.2% for the year to 30.0% of total sales. Low-end gas and charcoal grills dropped by 3.2% to 12.6% of total sales. A sharp increase in sales of outdoor cooking islands and related accessories accounted for a 2.5% increase in sales in that category while an increase in service income for the year added 0.4% of the sales growth for the year and offset some of the reduced content in accessories, heating and backyard products. Overall, the transaction count dropped by 0.5% for the year while the average transaction amount rose by approximately 10.0% in fiscal 2005. Prime interest rates in the U.S. rose by 1.0% during the year to 5.0% at year-end. Average personal tax rates in the U.S. dropped by approximately 2.0% during the year in an effort by the government to stimulate consumer spending.

We derive our revenue primarily from two geographic areas, U.S.A. and Australia. These geographic areas represented 54.4% and 45.6% respectively, of our net sales for the fiscal year ended January 31, 2005, representing a (2.8%) and (1.8%) (decrease) over their respective net sales levels for the fiscal year ended January 31, 2004.

Restatement of Financial Statements

We have re-evaluated our lease accounting practices and corrected the way we account for our leases, specifically the accounting for operating leases with scheduled rent increases and tenant allowances.

Under the requirements of FASB Technical Bulletin 85-3, “Accounting for Operating Leases with Scheduled Rent Increases”, rent expense should be amortized on a straight-line basis over the term of the lease. In prior periods, we had incorrectly determined that the term of the lease begins on the commencement date of the lease which generally coincides with the store opening date, instead of at the time we took physical possession of the property to start construction of leasehold improvements. This had the effect of excluding the construction period of the stores from the calculation of the period over which rent is expensed.

In addition, under FASB Technical Bulletin 88-1, “Issues Relating to Accounting for Leases”, lease incentives such as tenant allowances received from the landlord to cover construction costs incurred by us should be reflected as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. We had previously incorrectly classified a portion of the tenant allowances as a reduction to store build out costs capitalized instead of as deferred lease liability on the consolidated balance sheet. As a result, we incorrectly amortized the deferred lease liability over the capitalized asset life as a reduction to depreciation expense instead of over the lease term as a reduction to rent expense.

We have restated our previously reported consolidated financial statements as of January 31, 2004 and for the fiscal years ended January 31, 2004 and 2003 to correct our accounting for leases. The lease accounting restatement adjustments resulted in a decrease to opening retained earnings of A$1,529,000 as of February 1, 2002, an increase in net loss of A$73,000 in fiscal 2004 (inclusive of an increase in deferred income tax benefit of A$38,000) and a decrease in net income of A$138,000 in fiscal 2003 (inclusive of an increase in deferred income tax benefit of A$82,000). In total, the lease accounting restatement adjustments resulted in a decrease to retained earnings of A$1,740,000 as of January 31, 2004.

The restated financial statements also reflect certain adjustments for out-of-period adjustments previously recorded in the period we identified the error that were otherwise considered at the time immaterial individually and in aggregate to the reporting periods presented. These adjustments include:

(i)	recording A$571,008 of in-transit inventory and the related payable while in-transit as of January 31, 2004, rather than when received as previously reported; and

(ii)	a change in the timing of expense and income items previously recognized.

The out-of-period restatement adjustments resulted in a decrease to opening retained earnings of A$303,000 as of February 1, 2002, an increase in net loss of A$168,000 in fiscal 2004 (inclusive of an increase in deferred income tax benefit of $177,000) and an increase in net income of A$505,000 in fiscal 2003 (inclusive of an increase in deferred income tax benefit of $170,000). In total, the out-of-period restatement adjustments resulted in an increase to retained earnings of A$34,000 as at January 31, 2004.

We restated our total shareholders’ equity as of January 31, 2004 by decreasing the balance by A$1,241,000 from the amount previously reported. The components of this decrease include:

(i)	the restatement adjustments discussed above relating to lease accounting and out-of-period adjustments in the combined amount of A$1,706,000, net decrease; and

(ii)	the effects of currency translation on the consolidation of the U.S.A. subsidiaries and related U.S.A. restatement adjustments in the amount of A$465,000, net increase.

The fiscal 2004 consolidated statement of cash flows was restated to correctly classify interest on capital leases in net cash provided by operating activities instead of net cash (used in) financing activities. The restatement adjustments did not have any further effect on the consolidated statements of cash flows.

The following is a summary of the effect of these adjustments on the Company’s consolidated financial statements:

	Consolidated Statements of Operations and Other Comprehensive (Loss)
	As previously reported	Adjustments	As restated
	(In A$ thousands except per share data)
Year ended January 31, 2004
Net sales	$294,029	$—	$294,029
Cost of goods sold, warehouse, distribution and occupancy costs	207,514	(63)	207,451
Gross profit	86,515	63	86,578
Operating income	674	(456)	218
(Loss) before income tax (benefit)	(1,588)	(456)	(2,044)
Income tax (benefit)	(1,052)	(215)	(1,267)
Net (loss)	(536)	(241)	(777)
Other comprehensive (loss)	(8,141)	327	(7,814)
Comprehensive (loss)	(8,677)	86	(8,591)
Loss per share – basic	$(0.13)	$(0.06)	$(0.19)
Loss per share – diluted	$(0.13)	$(0.06)	$(0.19)

	Consolidated Statements of Operations and Other Comprehensive (Loss)
	As previously reported	Adjustments	As restated
	(In A$ thousands except per share data)
Year ended January 31, 2003
Net sales	$325,551	$—	$325,551
Cost of goods sold, warehouse, distribution and occupancy costs	230,441	(106)	230,335
Gross profit	95,110	106	95,216
Operating income	8,844	115	8,959
Income before income tax expense	7,047	115	7,162
Income tax expense	2,526	(252)	2,274
Net income	4,521	367	4,888
Other comprehensive (loss)	(5,921)	236	(5,685)
Comprehensive (loss)	(1,400)	603	(797)
Earnings per share – basic	$1.10	$0.09	$1.19
Earnings per share – diluted	$1.09	$0.09	$1.18

	Consolidated Balance Sheets
	As previously reported	Adjustments	As restated
	(In A$ thousands)
As of January 31, 2004
Total current assets	$77,807	$683	$78,490
Property, plant and equipment, net	22,577	644	23,221
Deferred income taxes, non-current	3,176	856	4,032
Total assets	106,161	2,183	108,344
Accounts payable and accrued liabilities	29,910	(159)	29,751
Total current liabilities	32,092	(181)	31,911
Total long-term liabilities	24,226	3,605	27,831
Retained earnings	16,643	(1,706)	14,937
Accumulated other comprehensive (loss)	(5,337)	465	(4,872)
Total shareholders’ equity	49,843	(1,241)	48,602
Total liabilities and shareholders’ equity	106,161	2,183	108,344

	Consolidated Statements of Cash Flows
	As previously reported	Adjustments	As restated
	(In A$ thousands)
Year ended January 31, 2004
Net cash provided by operating activities	2,537	(347)	2,190
Net cash (used in) financing activities	(1,795)	347	(1,448)

A.	OPERATING RESULTS

The following table sets forth comparisons of our consolidated operating results as a percentage of net sales for the periods indicated:

TABLE OF PERCENTAGE OF NET SALES

	Year Ended Jan. 31,
	2005	2004 Restated	2003 Restated
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, warehouse, distribution and occupancy costs	69.1	70.6	70.8

Gross profit	30.9	29.4	29.2
Selling, general and administrative expenses	30.3	29.2	27.5
Store pre-opening costs	0.1	0.0	0.0
Relocation and closure (gains) costs	(0.1)	1.2	(1.1)
Other (income)	(0.3)	(1.1)	0.0

Operating income	0.9	0.1	2.8
Equity in (loss) income of affiliates	0.0	(0.1)	0.1
Interest expense	0.7	0.7	0.7

Income (loss) before income tax expense (benefit)	0.2	(0.7)	2.2
Income tax expense (benefit)	0.1	(0.4)	0.7

Net income (loss)	0.1%	(0.3)%	1.5%

There has been no material impact of inflation and changing prices on our net sales and operating income for each of the fiscal years ended January 31, 2005, 2004 and 2003, respectively.

TABLE OF COMPARABLE STORE SALES

	Twelve months ended January 31,
	2005 versus 2004% (decrease) increase	2004 versus 2003% (decrease) increase
Australia (in A$ terms)	(2.1)	(1.0)
U.S.A. (in US$ terms)	6.7	5.5

Comparable store sales are calculated by including the sales of all retail stores, commencing in the fourteenth month after opening, for the current and comparable prior periods.

Relocated/expanded retail stores are excluded from the current and prior year’s comparable store sales during the twelve months immediately following the relocation/expansion, unless the relocated/expanded retail store:

•	is in the same general precinct as the retail store it replaces; and

•	is not at variance by more than 20% in floor selling space.

Closed retail stores are excluded from the current and prior year’s comparable store sales from the date of closure and on the basis of not having traded uninterruptedly for a minimum of twelve months.

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

In the United States we intend to develop our brand by growing our store base and ‘filling in’ existing markets and examining new markets based on an analysis of demographics and customer profiles which emanate from our existing stores and which will enable us to identify new areas for growth. Our marketing strategy is currently centered around the print media.

In Australia, we enjoy a high level of retail brand awareness and will be seeking to further exploit that awareness by further expanding our product range to include a more comprehensive range of patio furniture and other backyard products. We have re-merchandized our stores to encompass the backyard and they are supported by a marketing strategy “Good Times Galore” through both the print and electronic media.

Our aim is to be the “Category Killer” in the barbecue industry in the United States and in the “Backyard” generally, in Australia.

On the supply side, we will continue to develop proprietary products to keep us at the forefront of the industries in which we operate and strengthen our alliances with overseas manufacturers.

TABLE OF CONSOLIDATED STATEMENTS OF OPERATIONS IN A$’000

	Notes	Twelve months ended January 31,				% change	Twelve months ended January 31,				% change
		2005		2004 Restated			2004 Restated		2003 Restated
Net sales
-Australia		A$	130,920	A$	133,340	(1.8)	A$	133,340	A$	139,731	(4.6)
-U.S.A.			156,172		160,689	(2.8)		160,689		185,820	(13.5)

Total net sales	1		287,092		294,029	(2.4)		294,029		325,551	(9.7)
Cost of goods sold, warehouse, distribution and occupancy costs			198,480		207,451	4.3		207,451		230,335	9.9

Gross profit	2		88,612		86,578	2.3		86,578		95,216	(9.1)
Selling, general and administrative expenses	3		86,882		85,923	(1.1)		85,923		89,670	4.2
Store pre-opening costs			200		14	n/a		14		139	89.9
Relocation and closure (gains) costs	4		(170)		3,427	105.0		3,427		(3,552)	(196.5)
Other (income)	5		(959)		(3,004)	(68.1)		(3,004)		—	n/a

Operating income			2,659		218	n/a		218		8,959	(97.6)
Equity in (loss) income of affiliates	6		—		(218)	100.0		(218)		462	(147.2)
Interest expense	7		2,091		2,044	(2.3)		2,044		2,259	9.5

Income (loss) before income tax expense (benefit)			568		(2,044)	127.8		(2,044)		7,162	(128.5)
Income tax expense (benefit)	8		280		(1,267)	(122.1)		(1,267)		2,274	155.7

Net income (loss)		A$	288	A$	(777)	137.1%	A$	(777)	A$	4,888	(115.9)%

Twelve Months Ended January 31, 2005 Compared to Restated Twelve Months Ended January 31, 2004

1	Sales

The overall reduction of A$6.9 million in total net sales comprises decreases of:

A$4.5 million in U.S.A. comparable store sales due to the effect of the strengthening in the average rate of exchange between the Australian dollar and the U.S. dollar;

A$2.3 million in Australian comparable store sales due to:

•	a general slow-down in Australian retail industry particularly for consumer durables during the summer season;

•	furniture ranging strategy issues particularly as a result of not catering for the lower end of the market;

•	management’s decision in calendar 2004 to exit the camping business as it did not form part of the future strategy for Australian retail which decided to concentrate on the Backyard; and

A$10.7 million in Australian sales due to national chains sourcing product direct from China.

These overall decreases were partially offset by increases of A$7.6 million in sales from stores in both the U.S.A. and Australia which did not form part of comparable store sales, A$2.6 million in sales to Australian Licensees and A$0.3 million in export sales due to an increased market share in Europe on the part of our U.K. export distributor.

In the U.S.A., sales in US$ terms increased by US$7.9 million comprising an increase of US$5.8 million in comparable store sales, US$2.5 million from new store openings and US$0.1 million from other sales activities. This was partially offset by reduced net sales of US$0.5 million to franchisees, having regard particularly to our acquisition of the franchised outlets at Atlanta and Duluth, Georgia, respectively.

Australian retail, including Licensees, recorded a net sales increase of A$7.9 million, due to:

an increase of A$2.2 million in comparable barbecue sales with a new ranging strategy in both product and price and an earlier start to our marketing campaign for the Australian summer;

new store openings at Nunawading and Hoppers Crossing, Vic, Marion, SA and Fortitude Valley, Qld totaling A$4.5 million;

the relocation of stores at Morley, WA and Launceston, Tas;

an increase of A$1.7 million in barbecue sales to Licensees with a new ranging strategy in both product and price and an earlier start to our marketing campaign for the Australian summer;

an increase of A$0.6 million in furniture sales to Licensees as a result of a direct-selling program; and

a strengthening in the acceptance on the part of consumers of our Saxon and Austwood heater brands, resulting in increased sales of A$0.3 million to Licensees.

This was partially offset by a decrease of A$2.4 million in camping sales as a result of our exiting the camping business.

The scaled back Australian Wholesale recorded a net sales decrease of A$10.7 million due to:

a reduction of A$10.3 million as a result of national chains sourcing product direct from China;

slower heating sales of A$0.3 million due essentially to the expiry of a contract with Housing Tasmania and a wholesale customer becoming a Licensee; and

exiting the remaining camping and other backyard lines amounting to A$0.1 million.

Export sales increased by A$0.3 million due to an increased market share in Europe on the part of our U.K. distributor.

In the United States, new stores were opened at Wellington, Florida and Westlake Village, California, respectively and the franchised stores at Atlanta and Duluth, Georgia, respectively were acquired, effective November 1, 2004. In Australia, new stores were opened at Nunawading and Hoppers Crossing, Vic, Marion, SA and Fortitude Valley, Qld and the stores at Morley, WA and Launceston, Tas, respectively, were relocated. The licensee store at Bowral, NSW was taken over in June 2004 and operated as a company-owned store until February 28, 2005 when it was on-sold as a licensee store to a former Australian employee. The store at Ringwood, Vic was closed on January 30, 2005.

2	Gross profit percentage and gross profit dollars

The gross profit percentage is derived from the deduction of cost of goods sold, warehouse, distribution and occupancy costs from net sales.

In the U.S.A., gross profit percentage increased by 1.9% and A$1.6 million in dollar terms, due to:

increased selling prices and margin growth of approximately 2.1% in our core product categories due to lower cost of sales on imported product from China;

strong growth in our stainless steel and island categories throughout fiscal 2005 at margins approximately 3.0% above the previous levels in fiscal 2004;

an increase in service revenue of approximately A$0.6 million as a result of management’s focus on actively marketing our delivery and assembly services; and

increased discounts received on local purchases totaling A$0.2 million.

The U.S.A. gross profit percentage increase was partially offset by:

a soft winter season with weak sales of high margin proprietary grills and strong growth in lower margin stainless steel grills;

competitive pressures, severe winter storms and a weak post-Christmas selling season;

clearance of slow-moving merchandize at lower gross margins; and

occupancy costs of approximately A$0.5 million in relation to stores that were opened or acquired during the year.

In Australia, gross profit percentage at the retail level including Licensees, increased by 0.1% and A$2.5 million in dollar terms, due to a decrease in the cost of goods sold of 2.9% partially offset by a 1.6% increase in occupancy costs in relation to the five new stores opened during fiscal 2005.

The decrease in the cost of goods sold arose mainly in the categories of:

barbecues - 1.7% and A$1.2 million in dollar terms; and

furniture - 3.8% and A$0.7 million in dollar terms,

brought about by the lower actual cost price of goods imported from manufacturers in China. Higher margin sales in the high-end of our barbecue product range (0.3% and A$0.2 million in dollar terms) also contributed to the increase in gross margin percentage.

The increase in gross profit percentage was partially offset by:

reduced selling prices as part of the ranging strategy to lower price points;

an increase in Licensees cost of goods sold; and

reduced selling prices to Licensees to enable them to remain competitive and as part of on overall ranging strategy.

In the scaled-back Wholesale/Export, gross profit percentage decreased by 3.1% arising from increased competitiveness in the export market. The A$2.3 million decrease in dollar terms, was mostly attributable to management’s decision as mentioned earlier, to scale back its wholesale barbecue business, particularly with direct sourcing from China by the national chains.

3	Selling, general and administrative expenses (“SGA”)

In the U.S.A., SGA increased by A$1.4 million mainly due to:

increased variable sales related expenses (commissions and sales promotion) of approximately A$0.3 million resulting from increased sales;

increased personnel costs associated with corporate head office of approximately A$0.4 million including incremental costs during fiscal 2005 for the Company’s Chief Executive Officer who was appointed on September 15, 2003;

increased repair costs of approximately A$0.2 million;

increased legal costs of approximately A$0.1 million, the majority of which was associated with the establishment of a US$15.0 million revolving line of credit facility with the Union Bank of California, N.A. (“UBC”) (the “UBC Facility”); and

an accelerated depreciation charge of approximately A$78,000 at under-performing stores situated at Fountains, Dallas and Coral Springs, Florida.

In Australia, SGA decreased by A$0.4 million due primarily to:

the implementation of our strategy to downsize, as mentioned earlier, resulting in fewer staff members and lower overheads decreasing SGA by $2.3 million; and

a decrease in rebates of $0.4 million which are no longer paid to our larger customers following the downsizing,

partially offset by:

increased payroll expenditure associated with new store openings and employee time-tabling at store level totaling A$1.4 million;

additional visual merchandize costs of A$0.3 million and A$0.2 million of POS software licences and maintenance for all our stores;

additional credit card charges of A$0.1 million associated with increased credit purchases; and

additional depreciation and amortization charges totaling A$0.3 million associated with fixed asset additions at new and relocated stores.

4	Relocation and closure (gains) costs

The relocation and closure (gains) for fiscal 2005 comprise the loss of profits insurance payment received pursuant to the Keswick, Australia store fire on April 5, 2003.

During the comparable period in fiscal 2004, the relocation and closure costs arose from:

A$4.16 million incurred in connection with the previously announced downsizing of our manufacturing operations in Sydney, Australia; and

a surplus of A$0.7 million arising pursuant to an insurance payment received primarily for the fixed assets destroyed in the Keswick, Australia store fire on April 5, 2003.

5	Other (income)

Other (income) relates predominantly to the surplus arising pursuant to the disposal of one Australian property as part of the long-term plan to consolidate our Sydney distribution center onto one single site, our corporate headquarters onto a separate single site and to consider contracting out part of our storage and bulk distribution to third parties.

During the comparable period in fiscal 2004, other (income) comprised:

a surplus of A$(3.611) million pursuant to the disposal of two Australian properties as part of the long-term plan to consolidate our Sydney distribution center onto one single site, our corporate headquarters onto a separate single site and to consider contracting out part of our storage and bulk distribution to third parties; and

a provision of A$565,000 in relation to certain temporary workers’ physical damages claims which did not enjoy insurance cover as a result of our former insurance provider having been placed into liquidation as outlined on page 12. All these claims were settled during fiscal 2005 apart from one claim which was the subject of a successful court appeal by the Company and in respect of which the opposing party has recently been granted leave to make a further appeal to the High Court of Australia.

6	Equity in (loss) income of affiliates

No equity in (loss) income of afflilates is reflected during fiscal 2005 as a result of the disposal of our equity interest during February 2004.

Equity in (loss) income of affiliates in respect of fiscal 2004, reflects the income from Bromic and Renegade Pty Limited trading as Supagas (“Supagas”) amounting to approximately A$135,000 and A$91,000, respectively. The carrying value of A$959,000 at January 31, 2004 (prior to write-down) represented the cost of our equity interest in both entities plus our share of the undistributed profits in Bromic and Supagas and was adjusted by the write-down of approximately A$444,000 during the year ended January 31, 2004 to reflect the re-assessed recoverable amount determined pursuant to the consideration to be received in respect of the disposal to existing shareholders, of our aforementioned equity interest. Accordingly, there was no gain or loss recognized upon sale of the two affiliated companies.

The consideration for Bromic amounted to A$1,130,080 in addition to a dividend of A$515,280 with payment in cash, (both of which were received during fiscal 2005), upon the execution of a formal agreement. In the case of Supagas, the consideration amounted to A$2,000,000 payable as to A$750,000 on January 1, 2005, (and received during fiscal 2005), A$750,000 on January 1, 2006 and A$500,000 on January 1, 2007, subject to acceleration of the full balance in the case of default. The unpaid balance accrues interest at an annual rate of 6%, payable in arrears, calculated from April 1, 2004 and payable with effect from January 1, 2005. As security for the performance of all the purchaser’s obligations, we have charged the pledge to us, over all the shares and loan account in Bromic and the shares in Supagas, being sold.

7	Interest

The increase in interest expense comprises primarily of increases in the cost of core funding used to fund working capital requirements offset by a reduction in the cost of trade finance used to fund vendor payments.

8	Taxation

Our effective tax rate was 49.3% for the fiscal year ended January 31, 2005 as a result of an Australian tax rate of 30%, the exclusion from taxation of the surplus arising upon the disposal of one Australian property, the taxation of the U.S.A. profits at a rate of 40%, prior year adjustments amounting to A$75,000 and non-deductible expenditure for taxation purposes amounting to $64,000.

Our effective tax rate was 62.0% (benefit) for the fiscal year ended January 31, 2004 as a result of an Australian tax rate of 30%, the exclusion from Australian taxation of the equity loss in affiliates of A$218,000, the non-taxable surplus of A$3.4 million arising upon the disposal of two Australian properties, the taxation of the U.S.A. profits at a rate of 40% and non-deductible expenditure for taxation purposes in the United States.

Restated Twelve Months Ended January 31, 2004 Compared to Restated Twelve Months Ended January 31, 2003

1	Sales

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

In the U.S.A., sales were impacted during the first fiscal quarter by the poor consumer confidence in the lead up to and during, the Iraq War and the particularly weak economic conditions in the U.S. generally.

Although this trend was partially reversed during the second fiscal quarter by a lift in consumer confidence which continued into both the third and fourth fiscal quarters, this was offset by the aforementioned strengthening in the average rate of exchange.

In the U.S.A., sales increased in US$ terms due to the aforementioned continuing growth in consumer confidence. This resulted in an increase of US$5.0 million in comparable store sales and US$0.8 million in increased sales to franchisees and franchisee fees, partially offset by US$1.3 million resulting from store closures.

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

2	Gross profit percentage

In the U.S.A., gross profit percentage increased due to the exceptionally strong sales at enhanced margins during the fiscal third and fourth quarters brought about by a shift in sales mix towards our key proprietary product lines and the importation of lower priced items now being sourced and manufactured in China.

U.S.A. gross profit percentage was further enhanced by:

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

3	Selling, general and administrative expenses (“SGA”)

In the U.S.A., SGA decreased due to:

depreciation charges pursuant to stores closed or identified for closure and other assets that were either at, or near, the end of their estimated useful lives.

and offset by:

a planned increase in advertising and sales promotional expenses;

increased variable sales related expenses (commissions and sales promotion); and

costs associated with the hiring of senior management

At the Australian wholesale level, SGA decreased due to the change in the nature of our business from one of wholesale distribution to predominantly that of indent as mentioned earlier, partially offset by an adverse exchange rate movement.

At the Australian retail level, SGA increased due to:

increased advertising expenditure associated with the launch of the “Good Times Galore” campaign;

increased payroll expenditure at existing stores, award pay increases and the impact of new stores;

costs associated with the employment of senior management; and

additional depreciation and amortization charges associated with new stores.

4	Relocation and closure costs (gains)

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

During the comparable period in fiscal 2003, the relocation and closure (gains) arose from:

compensation of A$(4.1) million received from the State Rail Authority in relation to the expropriation of the leasehold property relating to the Chatswood, NSW store an additional A$348,000 provided for the store closures in the U.S.A.; and

A$200,000 in professional fees, advertising expenses and asset write-offs relating to the Chatswood, NSW store.

5	Other (income)

Other (income) includes the:

surplus of A$(3.611) million pursuant to the disposal of two Australian properties as part of a plan to consolidate our Sydney distribution center and corporate headquarters on the remaining company-owned sites and to contract out part of our storage and bulk distribution, to third parties; and

provision of A$565,000 in relation to certain temporary workers’ physical damages claims which did not enjoy insurance cover as a result of our former insurance provider having been placed into liquidation as outlined on page 12. One of these claims is now the subject of a court appeal by the company.

6	Equity in (loss) of affiliates

Equity in (loss) of affiliates reflects the income from Bromic and Renegade Pty Limited trading as Supagas (“Supagas”) amounting to approximately A$135,000 and A$91,000, respectively. The carrying value of A$959,000 at January 31, 2004 (prior to write-down) represents the cost of our equity interest in both entities plus our share of the undistributed profits in Bromic and Supagas and was adjusted by the write-down of approximately A$444,000 during the year ended January 31, 2004 to reflect the re-assessed recoverable amount determined pursuant to the consideration to be received in respect of the disposal to existing shareholders, of our aforementioned equity interest.

The consideration for Bromic amounted to A$1,130,080 in addition to a dividend of A$515,280 with payment in cash upon the execution of a formal agreement. In the case of Supagas, the consideration amounted to A$2,000,000 payable as to A$750,000 on January 1, 2005, A$750,000 on January 1, 2006 and A$500,000 on January 1, 2007, subject to acceleration of the full balance in the case of default. The unpaid balance accrues interest at an annual rate of 6%, payable in arrears, calculated from April 1, 2004 and payable with effect from January 1, 2005. As security for the performance of all the purchaser’s obligations, we have charged the pledge to us, over all the shares and loan account in Bromic and the shares in Supagas, being sold.

7	Interest

The reduction in interest expense has been brought about by a decrease in the level of borrowings during the fiscal year.

8	Taxation

Our effective tax rate was 62.0% (benefit) for the fiscal year ended January 31, 2004 as a result of an Australian tax rate of 30%, the exclusion from Australian taxation of the equity loss in affiliates of A$218,000, the non-taxable surplus of A$3.4 million arising upon the disposal of two Australian properties, the taxation of the U.S.A. profits at a rate of 40% and non-deductible expenditure for taxation purposes in the United States.

During the fiscal year ended January 31, 2003, our effective tax rate was 31.7% as a result of an Australian tax rate of 30%, the exclusion from Australian taxation of the equity income in affiliates of A$462,000, a A$0.4 million write-down in deferred tax assets to reflect recoverable amount and the taxing of U.S.A. losses at a rate of 36%.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the accounting estimates believed to be the most important to the portrayal of the Company’s financial condition and results and which require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates with the Audit Committee and the Board of Directors. These critical accounting policies include:

Impairment of Long-Lived Assets and Goodwill

Long-lived assets, excluding goodwill, are periodically reviewed for impairment by comparing the carrying value of the assets with the undiscounted cash flows expected to be generated by the long-lived asset or asset group. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method, using a discount rate that approximates the incremental borrowing rate. Assumptions are made with respect to cash flows expected to be generated by the related assets based upon updated projections. Any changes in key assumptions or market conditions could result in an unanticipated impairment charge. For instance, in the event of a major market downturn, individual stores may become unprofitable which could result in a write-down of the carrying value of the assets located in those stores. Any impairment would be recognized in operating results if a permanent reduction were to occur. There have been no significant changes to the assumptions used in determining the projected discounted cash flows in any of the last three years presented. As of January 31, 2005 and 2004, we have property, plant and equipment of A$21,376,000 and A$23,221,000, respectively.

In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” we test goodwill for impairment annually, at the end of our fourth quarter, or more frequently if events occur which indicate a potential reduction in the fair value of a reporting unit’s net assets below its carrying value. Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated by discounting expected future cash flows from the reporting unit. An impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. There have been no significant changes to the assumptions used in determining the fair value of the reporting unit in any of the last three years presented. As of January 31 2005 and 2004, we have goodwill of A$1,393,000 and A$1,096,000 respectively.

Income Taxes

Income taxes are determined by management based on current tax regulations in the taxing jurisdictions in which we conduct our business. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some, or all of the deferred tax asset, will not be realized. In various situations, a valuation allowance is determined based on estimates of the tax effects for certain transactions, the estimated reversal of timing differences and future projected profitability based on management’s interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management’s attention which could alter previous conclusions, the change in estimate could result in a material adverse or favorable impact on the financial statements. There have been no significant changes to assumptions used in determining the tax effects from operations and the future projected recoverability of deferred tax assets in any of the last three years presented. As of January 31, 2005 and 2004, we have deferred tax assets of A$6,680,000 and A$6,602,000, respectively and deferred tax liabilities of A$106,000 and A$60,000, respectively. For the years ended January 31, 2005, 2004 and 2003, income tax expense (benefit) included A$(145,000)(benefit), A$(1,855,000)(benefit) and A$(371,000)(benefit), respectively, for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Inventory Reserves

Inventories are valued at the lower of cost or market using the first-in, first-out method. In assessing the adequacy of our reserve for inventory net realizable value, we make assumptions in relation to future demand and market conditions. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves may be required. There have been no significant changes to the assumptions used in determining the net realizable value of inventory in any of the last three years presented. As of January 31, 2005 and 2004, we have inventory of A$59,009,000 and A$55,812,000, respectively and reserve balances of A$608,000 and A$368,000, respectively.

Trade Accounts Receivable Allowance

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable and is determined monthly based on historical write-off experience. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Future collections or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due. There have been no significant changes to the assumptions used in determining the bad debts reserve in any of the last three years. As of January 31, 2005 and 2004, we have trade accounts receivable of A$7,866,000 and A$9,216,000, respectively and allowance balances of A$200,000 and A$250,000, respectively.

Foreign Exchange Fluctuations

See “Item 3. Key Information - A. Selected Financial Data - Exchange Rates” and “ - D. Risk Factors”.

Governmental Regulation

See “Item 4. Information on our Company - B. Business Overview - Governmental Regulation”.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations through cash flow from operations and bank borrowings. During the quarter ended October 31, 2004 and as part of a re-arrangement of our credit lines between the U.S.A. and Australia, our U.S.A. operating subsidiaries, Barbeques Galore, Inc. and Barbeques Galore Online, Inc. entered into an agreement for the establishment of the UBC Facility, as defined on page 31, in the amount of US$15.0 million. The unutilized portion of the facility is available for immediate borrowings in the U.S.A., subject to borrowing base limitations defined in the debt agreement. As part of this arrangement the previous credit facility with Merrill Lynch Business Financial Services, Inc. was repaid.

Borrowings under the UBC Facility include both a subjective acceleration clause and a requirement to maintain a lock-box arrangement whereby remittances from the Company’s customers reduce the debt outstanding. Pursuant to EITF 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include both a Subjective Acceleration Clause and a Lock-Box Arrangement”, borrowings which reflect the aforementioned characteristics, are considered short-term obligations and have accordingly been classified as a current liability.

Indebtedness under the UBC Facility accrues interest at the UBC’s Reference Rate as defined in the aforementioned agreement or, the London Inter-bank Offered Rate (“LIBOR”) plus 1.65%, is secured by a first security interest in certain assets of Barbeques Galore, Inc. and Barbeques Galore Online, Inc. and guaranteed by

The Galore Group (U.S.A.), Inc., the parent of Barbeques Galore, Inc. The UBC Facility matures on November 23, 2007, being three years from the date of the initial advance. The UBC Facility is subject to financial covenants including minimum loan balance and maximum capital expenditures.

In Australia as of January 31, 2005, we had access to a facility with the Australian and New Zealand Banking Group Limited (“ANZ”), (the “ANZ Facility”), of up to A$28.6 million (reduced on July 21, 2005 to A$23.8 million), comprising real property loans, overdraft, leasing, interchangeable commercial bill acceptance discount facilities, foreign currency and other facilities. As of January 31, 2005 the Company had not utilized A$13.9 million of the total facility which is available for immediate borrowings in Australia, subject to borrowing base limitations defined in the debt agreement. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the UBC Facility), in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (U.S.A.), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore U.S.A.”).

All Australian committed facilities are provided subject to regular periodic review of required limits, our performance and the normal terms and conditions, including financial covenants, (relating to gearing ratios, fixed charge cover ratio, working capital ratio and restrictions on the level of shareholder funds, dividends paid and capital expenditures), applicable to bank lending. As of January 31, 2005, we are in compliance with these financial covenants and we believe we will meet the applicable financial covenants associated with these facilities upon the next ANZ Facility review.

The next ANZ Facility review is anticipated to take place on October 31, 2005 when the ANZ may, in its absolute discretion, change some or all of the terms and conditions of the ANZ Facility which may include changing the interest rate, varying the type and level of assets secured and covenants imposed, varying the level of the facility including its withdrawal or other matters. Any change by ANZ will require 30 days’ notice. In the event of the ANZ Facility falling due for repayment as a result of its review, we expect to have sufficient operating cash flows at that time and the ability to obtain alternative funding to repay the ANZ Facility in full.

Certain measures of our liquidity are as follows:

	Year Ended January 31, 2005	Year Ended January 31, 2004 Restated	Year Ended January 31, 2003 Restated
	(In A$ thousands except ratio details)
Working capital	$27,259	$46,579	$45,863
Short- term bank borrowings	20,206	—	—

	$47,465	$46,579	$45,863

Current ratio:
Including short- term bank borrowings	1.54	2.46	2.49
Excluding short- term bank borrowings	2.55	2.46	2.49

We are committed to maintaining sufficient cash to support our business needs and to withstand the variations caused by seasonal and business cycle fluctuations. The current bank credit facilities are sufficient to meet our working capital requirements and planned capital commitments for the foreseeable future. We anticipate further reducing our Australian debt levels during fiscal 2006 with such reduction to be funded by operating cash flows.

Cash Flows from Operating Activities

	Year Ended January 31, 2005	Year Ended January 31, 2004 Restated	Year Ended January 31, 2003 Restated
	(In A$ thousands)
Net income (loss)	$288	$(777)	$4,888
Non-cash adjustments added back	4,165	2,030	8,539

Net income after non-cash adjustments	4,453	1,253	13,427
Changes in inventories	(2,251)	1,008	484
Other changes in operating assets and liabilities	(278)	(71)	(2,777)

Net cash provided by operating activities	$1,924	$2,190	$11,134

Net cash provided by operating activities during the year ended January 31, 2005 decreased by A$0.2 million compared with the prior year. While there was an improvement in net income after non-cash adjustments, the subdued trading conditions in Australia during the last quarter resulted in an increase in inventory at fiscal year end.

The A$8.9 million decrease in net cash from operating activities for the year ended January 31, 2004 compared to the prior year, was primarily due to a decline in net earnings.

The reduction of our higher inventory holding during the last quarter of fiscal 2005 has been a key management focus and we are continuing to reduce and control, inventory levels. We have already successfully reduced inventory levels in Australia during the first half of fiscal 2006 and anticipate that this trend will be maintained for the remainder of the fiscal year. In the U.S.A., inventory growth is largely dependent upon the number of new stores opened.

Cash Flows from Investing Activities

Net cash (used in) provided by investing activities during the years ended January 31, 2005 and 2004 increased by A$4.6 million. This change was attributable to a $2.5 million increase in capital expenditure, a $2.6 million reduction in proceeds from the sale of property, plant and equipment and the proceeds of sale of our equity investment in affiliated companies.

Net cash (used in) provided by investing activities during the years ended January 31, 2004 and 2003 decreased by A$6.1 million, due to the sale of two properties in Australia, as part of our long-term plan to consolidate our Sydney distribution center onto one single site, our corporate headquarters onto a separate single site and to consider contracting out part of our storage and bulk distribution to third parties.

In any fiscal year, the level of capital expenditure in both Australia and the U.S.A. is primarily a function of the number of new stores opened, refurbished or relocated. During the year ended January 31, 2005 we:

•	opened or re-fitted five stores in Australia, (compared to four during the prior year);

•	opened or re-fitted seven stores in the U.S.A., (compared to five during the prior year);

•	acquired the two franchised stores at Atlanta and Duluth, Georgia, respectively;

•	upgraded the computer system located at the U.S. corporate headquarters in Lake Forest, California and installed a WAN for all U.S. stores; and

•	purchased miscellaneous items of plant and equipment for our Australian and U.S.A. operations.

The proceeds from the sale of property, plant and equipment during fiscal 2005 were mostly attributable to the sale of one property in Australia, as part of the aforementioned long-term plan to consolidated our Sydney distribution center onto one single site, our corporate headquarters onto a separate single site and to contracting out part of our storage and bulk distribution to third parties.

Our current plans for investment activities are primarily focused on the opening of up to ten new stores in the U.S.A. and up to three new stores in Australia. Our available cash resources are sufficient to meet the capital expenditure required for these projects.

Cash Flows from Financing Activities

Net cash used in financing activities during the year ended January 31, 2005 increased by A$2.2 million compared to the prior year. We raised A$0.9 million from the exercise of employee options whilst our repayments under capital leases decreased by A$1.1 million, due to a decline in our overall commitment to capital lease finance.

Our combined bank debt commitment was reduced by A$1.5 million, compared to an increase of A$2.7 million in the previous year. This is in line with our overall goal to reduce bank debt, particularly in Australia. A new bank facility was established with UBC during the year, for the purpose of funding the working capital needs of the U.S.A. for the next three years. At January 31, 2005 the balance of this debt was A$7.4 million (2004: A$nil). Conversely, the total Australian bank debt had been reduced to A$12.8 million at January 31, 2005 (2004: A$22.0 million). This was made possible in part, by the sale of the one property referred to above.

For the year ended 31 January 2004, net cash used in financing activities decreased by A$7.0 million compared to the previous year. The majority of this variation is attributable to the bank debt repayments achieved in the year ended January 31, 2003.

Our present and planned financing activities will maintain the same themes as illustrated above. While providing for controlled store expansion, we will endeavour to reduce debt, particularly in Australia. We anticipate that better working capital management (i.e. inventory reduction) and improved profitability will provide the capacity for us to achieve this debt reduction.

Capital Expenditures

In Australia, capital expenditure related to:

(i)	the fit-out of:

•	new stores at Nunawading and Hoppers Crossing, Victoria (“Vic”), Marion, South Australia (“SA”), Fortitude Valley, Queensland (“Qld”) and the Licensee store at Bowral, NSW which was taken over in June 2004 and operated as a company-owned store until February 28, 2005 when it was on-sold as a licensee store to a former Australian employee.

•	relocated stores at Morley in Western Australia (“WA”) and Launceston in Tasmania (“Tas”); and

•	the expanded flagship store at Moore Park in NSW.

(ii)	acquisition of furniture and fittings; and

(iii)	miscellaneous items of computer equipment, machinery and motor vehicles for our new corporate headquarters and manufacturing operations, respectively.

In the United States, capital expenditure related to the:

(i)	the opening of new stores at Wellington, Florida and Westlake Village, California;

(ii)	development of new stores under construction at Folsom, California (this store subsequently opened in February 2005) and Norwalk, Connecticut;

(iii)	remodeling the existing store at Kearny Mesa, California, and the relocation and remodeling of the store at Tarzana, California;

(iv)	acquisition of the two franchised stores at Atlanta and Duluth, Georgia, respectively;

(v)	upgrade of the computer system located at the corporate headquarters in Lake Forest;

(vi)	purchase of computer hardware and software equipment for the new stores at Wellington, Florida and Westlake Village, California and at our Lake Forest corporate headquarters; and

(vii)	installation of the Wide Area Network (“WAN”) for all our stores.

In the U.S.A. we continued to grow our store base with the opening of new stores at Wellington, Florida and Westlake Village, California, the development of new stores under construction at Folsom, California (this store subsequently opened in February 2005) and Norwalk, Connecticut and the acquisition of the franchised stores at Atlanta and Duluth, Georgia, respectively. We also have commitments to open three new stores at Temecula and Simi Valley, California and Alphareta, Georgia, respectively and are examining other opportunities on the East Coast. In Australia, we continued to position ourselves for renewed growth having opened new stores at Nunawading and Hoppers Crossing, Vic, Marion, SA and Fortitude Valley, Qld. The operations of a licensee store in Bowral, NSW were taken over in June 2004 and operated as a company-owned store until February 28, 2005 when it was on-sold as a licensee store to a former Australian employee. A new store is scheduled to open at Capalaba, Qld in July 2005.

Other

There are specified Permitted Distributions as part of the UBC Facility, relating to the ability of our U.S.A. subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to a restriction on the declaration or payment of dividends under the ANZ Facility, such that we are entitled to pay in any twelve month period, up to 33 1/3% of the net income in the immediately preceding twelve months.

C.	RESEARCH AND DEVELOPMENT

See “Item 4. Information on our Company - B. Business Overview - Manufacturing”.

D.	TREND INFORMATION

This information has been disclosed elsewhere throughout this Annual Report.

E.	OFF BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are limited to the leasing of plant and equipment and motor vehicles through operating leases. The leases do not expose us to any material liabilities not recognized in the balance sheet.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(In A$ thousands)
Capital lease obligations	$4,242	$1,555	$1,824	$863	—
Operating lease obligations	92,231	20,195	33,788	19,855	$18,393
Purchase commitments(1)	10,665	10,665	—	—	—
Short-term bank borrowings(2)	20,206	20,206	—	—	—

Total	$127,344	$52,621	$35,612	$20,718	$18,393

(1)	Represents commitments at year-end of inventory purchases.

(2)	The principal owed under the Company’s short-term bank borrowings varies depending on need. Interest rates accrue in the U.S.A., at the UBC’s Reference Rate as defined in the UBC Facility or, the London Inter-bank Offered Rate (“LIBOR”) plus 1.65%. In Australia, interest rates are set at intervals of seven to 180 days. Given the highly seasonal nature of our business and the volatility of our revenues, the determination of the exact cash flow requirements of the business (and, therefore, the debt funding required and associated interest), cannot be accurately quantified.

G.	RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 151, “Inventory Costs”, (“Statement 151”) which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Under Statement 151, such items will be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Any costs outside the normal range would be considered a period expense instead of an inventoried cost. This standard is effective for us for the fiscal year beginning February 1, 2006. The adoption of Statement 151 is not expected to have a material impact on our financial position or net earnings.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29”, (“Statement 153”). The amendments made by Statement 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. Previously, APB Opinion No. 29 required that the accounting for an exchange of a similar productive asset should be based on the recorded amount of the asset relinquished. This standard is effective for us for the fiscal year beginning February 1, 2006. The adoption of Statement 153 is not expected to have a material impact on our financial position or net earnings.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment”, (“Statement 123R”). The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. We will be required to apply Statement 123R as of February 1, 2006 and intend to use the modified-prospective-transition method, as defined therein. The scope of Statement 123R includes a wide range of share-based compensation arrangements including share options. Statement 123R replaces Statement No. 123, “Accounting for Stock-Based Compensation”, (“Statement 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The pro-forma disclosures previously permitted under Statement 123 will no longer be an alternative to financial statement recognition. See Note 1.A(j) of Notes to Consolidated Financial Statements for the pro-forma net loss and net loss per share amounts, for fiscal years 2005, 2004 and 2003, had we used a fair-value method as required under Statement 123, to measure compensation expense for employee stock option awards. We are evaluating the requirements of Statement 123R and expect that the adoption may have a material impact on our future consolidated statements of operations.

ITEM	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Our directors, senior management and key employees are as follows:

Name	Age	Position
Directors and Senior Management
Sam Linz	65	Chairman of the Board and Chief Executive Officer
Robert Gavshon	58	Deputy Chairman of the Board, General Counsel and Chief Executive Officer (Australia)
John Price	55	Head of Product Management and Development and Director
Sydney Selati	66	Chairman - Galore U.S.A. and Director
Edgar Berner(1)(2)(3)	73	Director
Martin Bloom(1)(2)	64	Director
Gordon Howlett(1)(2)	64	Director
David Glaser	56	Company Secretary
David James	44	Chief Financial Officer
Michael Lindblad	50	Chief Executive Officer - Galore U.S.A.
Kevin Ralphs	51	Chief Financial Officer - Galore U.S.A.

Key Employees—Australia
Monique Collister	57	Group Organizational Development Manager
Merrick Davies	45	National Operations Manager
Steve Katsilis	39	Group Information Technology Manager
Craig Moore	40	Group Supply Chain Manager
Loucas Nicola	47	General Manager - Manufacturing
Jason Piggott	30	Marketing Manager
Conrad Taylor	37	National Distribution Manager
David Wickham	52	General Manager - Licensees/Wholesale/Export

Key Employees—United States
Robin Isaacsohn	50	Director of Merchandise Planning and Allocation
Richard Kilar, Jr	39	Director of Information Technology
Benjamin Ramsey	50	Executive Vice President - Operations
Tom Steele	42	Director of Marketing
Jim Tullis	46	Director of Distribution and Logistics
Michael Varley	58	Vice President of Research and Development

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Resigned on June 25, 2004

Directors and Senior Management

Sam Linz has served as Chairman of the Board since joining us in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited (“Rebel”), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and a major shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 38 years of experience in the retail industry.

Robert Gavshon joined us in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel.

Mr. Gavshon was one of the founders of Rebel and a shareholder until he sold his interest in July 1997. Prior to joining us, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 23 years of experience in the retail industry.

John Price joined us in 1981 as General Manager of Wholesale and has served as Head of Product Management and Development since June 1989 and as a Director since November 1989. Prior to joining us, Mr. Price helped found and was Managing Director of, Cook-On-Gas Products Pty Limited, a developer and manufacturer of consumer gas products which we acquired in 1981. Mr. Price has over 32 years of experience in the development and marketing of consumer gas products.

Sydney Selati has served as a Director since July 1997 and Chairman of Galore U.S.A. since May 1988. From 1984 until 1988, Mr. Selati was President of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby’s and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Linz. Mr. Selati has over 38 years of experience in the retail industry.

Edgar Berner was appointed as a non-executive Director on September 1, 1998 and resigned on June 25, 2004.

Martin Bloom was appointed as a non-executive Director and member of the Audit Committee on November 19, 2002. He is a Chartered Accountant (equivalent to a CPA) and has been a partner in two substantial accounting firms, Grant Thornton Kessel Feinstein in South Africa, from 1964 to 1972 and Horwath Sydney in Australia, from 1974 to-date. Dr. Bloom acted as Managing Director of Horwath Australia Limited and served for a number of years on the Council of Horwath International. His experience lies in the areas of auditing, corporate finance and litigation support. Dr. Bloom is also a member of the Disciplinary Committee of the Institute of Chartered Accountants and has served on a number of other high-ranking professional accounting committees.

Gordon Howlett has served as a non-executive Director since August 1991 and as Chairman of our Audit Committee since November 1991. Mr. Howlett is the Chief Executive Officer of Thorn Asia Pacific, Chairman of Kennards Hire Pty Limited and a non-executive Director of Ausron Limited. Mr. Howlett’s previous business experience was as Executive General Manager - Operations Qantas Airways from 1994 to 1997 and Managing Director of Avis Australia and Vice President of Avis throughout Asia Pacific, from 1981 to 1994.

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

Michael Lindblad joined us in September 2003 as Chief Executive Officer - Galore U.S.A.. Mr. Lindblad previously served as Regional Vice President for the mid-western and western regions of the U.S.A. at Bloomingdales Department Stores and prior to that, in senior positions with May Department Stores and as Chief Executive Officer of the apparel retailer, Children’s Collection.

Kevin Ralphs has served as Chief Financial Officer of Galore U.S.A. since February 1989. From May 1988 to February 1989, Mr. Ralphs served as Controller of Galore U.S.A.. Mr. Ralphs has also served as controller for

American Digital Products, Inc., a distributor of computer peripherals in the Northeast United States, treasurer for Hosken Intermediaries, Inc., a reinsurance brokerage firm, and financial manager for Royal Beech-Nut (Pty) Limited, a foreign subsidiary of Nabisco.

Key Employees - Australia

Monique Collister joined us in April 1997 as the Training and Development Manager. Since March 1999, Ms. Collister has served as the Group Organizational Development Manager for both the U.S.A. and Australian operations and has a mandate to ensure the development of employees at all levels of the organization. Ms. Collister emigrated to Australia in 1996 and, prior to joining us, served as a Training and Development Specialist for Honeywell Australasia. Ms. Collister has had extensive overseas experience in personnel training with Walmart Canada, Pitney Bowes and Kinney Canada.

Merrick Davies joined us in January 2005 as the National Operations Manager, including Licensees. In April 2005, Mr. Davies assumed additional responsibility for all product categories. Mr. Davies was previously employed as General Manager, Victoria/ACT for the Nuance Group and as Group Operations Manager for the Harvey Norman/Domayne Group from 1996 until 2002. Prior to that, Mr. Davies held senior managerial positions at Capt’n Snooze and Freedom Furniture as well as working within the Banking and Finance industry from 1977 to 1989.

Steve Katsilis joined us in 1985 where he initially worked at our Kogarah store in Australia. In 1989 he was appointed store manager of our Silverwater store and the following year, moved to head office as Stock Control Manager prior to his appointment in 1993, as Information Technology Manager and in 2002, as Group Information Technology Manager.

Craig Moore joined us in 1998, serving as Business Administration Manager, including Licensees, prior to his appointment in April 2001, as Demand Manager and again in October 2003, to his current position of Group Supply Chain Manager. Mr. Moore’s earlier experience included inventory management, buying, marketing and store development at department and specialty retail stores.

Loucas Nicola joined us in March 1986, serving in various roles including Group Management Accountant, Group Information Technology Manager and Financial Controller – Manufacturing before his appointment in November 2003, to the position of General Manager – Manufacturing. Mr. Nicola has extensive commercial experience in manufacturing, both at Barbeques Galore and prior to that, during his eight years of service at Garlock Pty. Limited, a subsidiary of Colt Industries, Inc..

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

David Wickham joined us in September 2001, initially as State Manager – Victoria for Pricotech and later as Operations Manager, prior to his appointment as its General Manager and subsequently General Manager of Licensees, Wholesale and Export. Mr. Wickham previously served for fourteen years as General Manager at Saxon Wood Heaters and Austwood Heaters, national manufacturing and distribution companies.

Key Employees - United States

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

Benjamin Ramsey joined us in March 1993 and held several management positions within Galore U.S.A. until August 1999 when he was appointed Executive Vice President. Mr. Ramsey previously spent ten years associated with 7-Eleven Food Stores/Southland Corporation in managerial positions and was subsequently a franchise holder for a further four years.

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

The aggregate annual compensation, including bonuses under the incentive program described below, paid by us to all our directors and senior management as a group for services for the fiscal year ended January 31, 2005 (11 persons) was A$2,575,093. This aggregate compensation, however, amount does not include any stock options granted to such individuals as more fully described below in the section titled “Item 6. Directors and Senior Management - E. Share Ownership for Directors and Senior Management – Options to Purchase Securities from Registrant or Subsidiaries”.

The total amount set aside by us and our subsidiaries to provide pension benefits to a defined contribution plan for directors and senior management for the fiscal year ended January 31, 2005 was A$245,563.

On February 1, 2004, we continued with an incentive program whereby certain executives would receive a bonus if certain budget objectives were attained during fiscal year 2005. Under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James would each receive a bonus of 20% and Mr. Selati, a bonus of 10%, of his respective base salary, if we achieved our budgeted pre-tax profit before trading contingencies for the fiscal year 2005. Mr. Selati and Mr. Nicola would each receive a bonus of 10% of his respective base salary if his division achieved its budgeted operating contribution regardless of whether or not our budget was achieved and in the case of Mr. Nicola, he would receive a further 10% of his base salary if he increased from the previous year, the net income in manufacturing attributable to third party work. The incentive program was not achieved other than in the case of Mr. Nicola to whom a bonus of A$29,000 was paid.

C.	BOARD PRACTICES

At least one-third of our Board of Directors is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. Furthermore, our directors do not have contracts that provide for benefits upon termination of their services with us. The Board of Directors has a Compensation Committee comprised of Mr. Howlett and Dr. Bloom that reviews and makes recommendations for remuneration packages for executive directors and senior executives and an Audit Committee presently comprised of Mr. Howlett (Chairman) and Dr. Bloom that advises on the establishment and maintenance of internal controls and ethical standards, the quality and reliability of financial information and information provided by our independent auditors.

The periods during which each of our directors has served on our Board is disclosed in Item 6.A. The terms of our directors expire as of our annual meetings of shareholders to be held in the years indicated below:

Sam Linz	2005
Martin Bloom	2005
Robert Gavshon	2006
Sydney Selati	2006
Gordon Howlett	2007
John Price	2007

On November 28, 1991, the Board of Directors adopted an Audit Committee Charter to govern the conduct and set forth the responsibilities of the Audit Committee. It was amended on March 25, 2003 to comply with changes in the United States securities laws and Nasdaq listing requirements. We have filed the amended Audit Committee Charter as Exhibit 99.3 to this Annual Report.

D.	EMPLOYEES

As of January 31, 2005, we employed a total of 1,262 persons, on a permanent, part-time or temporary basis of whom 721 were employed in Australia and 541 in the United States. The number of temporary employees fluctuates depending on seasonal needs. Park-Tec Engineering Pty Limited (“Park-Tec”) has entered into a non-union Certification of Agreement with its employees, (Park-Tec Agreement 2004-2006) and to our knowledge, nine of our employees are members of the Australian Metal Workers Union. We consider our relations with employees to be good and believe our employee turnover rate is low.

E.	SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information with respect to the beneficial ownership of our Ordinary Shares, including Ordinary Shares held directly or in the form of ADSs as of July 15, 2005, based on an aggregate of 4,246,091 Ordinary Shares outstanding as of such date, for each of our directors and all of our directors and senior management as a group as of such date.

	Ordinary Shares(1), (2) Beneficially Owned
	Number	%
Sam Linz(3)	1,298,582	29.87
Robert Gavshon	445,994	10.26
Sydney Selati	210,688	4.91
John Price	65,325	1.53
Martin Bloom(4)	*	*
Gordon Howlett(4)	*	*
David Glaser(4)	*	*
David James(4)	*	*
Michael Lindblad(4)	*	*
Kevin Ralphs(4)	*	*
All directors and senior management as a group (10 persons)	2,097,562	48.37%

*	Less than 1% of our outstanding shares.
(1)	The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of ADSs.
(2)	Applicable percentage of ownership for each shareholder is based on 4,246,091 Ordinary Shares outstanding as of July 15, 2005, together with applicable options for such shareholders. There are an additional 504,378 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Share Option Plan (the “1997 Plan”). Ordinary Shares subject to options exercisable within 60 days of July 15, 2005 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.
(3)	Includes 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.
(4)	Beneficially owns less than 1% of our outstanding shares.

Share Options for Directors

The following table contains information pertaining to share options held by directors or by their family-related entities as of July 15, 2005:

	Number of Ordinary Shares Issuable on Exercise of Option	Per Share Exercise Price in US$		Exercisable Date/Period
Sam Linz	27,438 38,412 15,000 20,200	$ $ $ $	2.54 3.02 4.67 6.38	July 1, 2002 to June 30, 2012 July 1, 2002 to June 30, 2012 July 1, 2004 to June 30, 2014 April 11, 2005 to April 10, 2015

Robert Gavshon	27,438 38,412 15,000 20,200	$ $ $ $	2.54 3.02 4.67 6.38	July 1, 2002 to June 30, 2012 July 1, 2002 to June 30, 2012 July 1, 2004 to June 30, 2014 April 11, 2005 to April 10, 2015

John Price	9,067 12,883 3,750 6,425	$ $ $ $	2.54 3.02 4.67 6.38	July 1, 2002 to June 30, 2012 July 1, 2002 to June 30, 2012 July 1, 2004 to June 30, 2014 April 11, 2005 to April 10, 2015

Sydney Selati	13,829 19,096 7,500 3,400	$ $ $ $	2.54 3.02 4.67 6.38	July 1, 2002 to June 30, 2012 July 1, 2002 to June 30, 2012 July 1, 2004 to June 30, 2014 April 11, 2005 to April 10, 2015

Gordon Howlett	2,500 2,500 625	$ $ $	4.10 4.67 6.38	January 1, 2003 to December 31, 2012 July 1, 2004 to June 30, 2014 April 11, 2005 to April 10, 2015

Options to Purchase Securities from Registrant or Subsidiaries

As of July 15, 2005 there were outstanding options to purchase a total of 497,640 Ordinary Shares granted by us, of which our directors and senior management held 365,523. These outstanding options were granted under our 1997 Plan. There were no other warrants or rights to purchase our Ordinary Shares outstanding as of July 15, 2005. The following table sets forth information concerning outstanding options which our directors and senior management held as of July 15, 2005:

	Number Of Ordinary Shares Under Option	Price Per Ordinary Share		Option Expiration Date
1997 Plan(1)	17,500	US$	4.26	April 10, 2008
1997 Plan(1)	84,686	US$	2.54	June 30, 2012
1997 Plan(1)	118,352	US$	3.02	June 30, 2012
1997 Plan(1)	22,600	US$	4.10	December 31, 2012
1997 Plan(1)	133,950	US$	4.67	June 30, 2014
1997 Plan(1)	16,000	US$	5.10	August 31, 2014
1997 Plan(1)	79,552	US$	6.38	April 10, 2015
1997 Plan(1)	25,000	US$	4.74	September 14, 2015
Directors and senior management as a group(2)	365,523		—	—

(1)	Options under the 1997 Plan will generally expire on the earlier of the Expiration Date or three months after the cessation of employment of the optionee. For more information, see the “1997 Share Option Plan” description below.
(2)	Directors and senior management as a group received options under our 1997 Plan. For more information, see the “1997 Share Option Plan” description below.

1997 Share Option Plan

Our 1997 Plan was adopted by the Board of Directors on October 1, 1997, and approved by shareholders as of October 7, 1997. As of January 31, 2005, a total of 1,131,457 Ordinary Shares have been authorized for issuance under the 1997 Plan. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31 of the immediately preceding calendar year. Pursuant to a resolution of shareholders passed at our Annual General Meeting on June 14, 2002, the maximum number of options which may be granted to any single individual in the 1997 Plan, was increased to 200,000 Ordinary Shares per fiscal year.

The 1997 Plan consists of the Option Grant Program, under which eligible individuals in our employ or service (including our officers and other employees, non-employee Board members, consultants and other independent advisors) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five percent (85%) of their fair market value on the option grant date. All options issued under the 1997 Plan have been issued at not less than fair market value of the Company’s underlying common stock on the option grant date.

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

Options granted under the 1997 Plan will generally become exercisable either in three equal annual installments measured from the option grant date or in full, on or after a specified date. The exercise price for options granted under the 1997 Plan may be paid in cash or in mature Ordinary Shares valued at fair market value on the exercise date.

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

The Board of Directors pursuant to a meeting on September 1, 1998, granted options to a non-executive director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on January 7, 2000 and replaced with options granted to the same non-executive director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004. All 17,646 options outstanding and exercisable at US$6.38 per Ordinary Share, were exercised during the fiscal year ended January 31, 2005.

Pursuant to the aforementioned circulating resolution of directors, further options were granted to executive directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004. During the fiscal year ended January 31, 2005, a total of 4,750 options, exercisable at US$6.38 per Ordinary Share, were forfeited, 26,393 options, exercisable at US$6.38 per Ordinary Share, were exercised and the remaining 82,552 options outstanding, exercisable at US$6.38 per Ordinary Share, lapsed.

The Board of Directors pursuant to a meeting on March 19, 2002, granted options to executive directors and senior management to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. None of the aforementioned options have either been forfeited or exercised, to-date.

The Board of Directors pursuant to a meeting on April 16, 2002 granted options to non-executive directors and certain employees to purchase up to an aggregate of 68,850 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003 until expiration on December 31, 2012. During the fiscal year ended January 31, 2005, a total of 35,500 options, exercisable at US$4.10 per Ordinary Share, were exercised.

Pursuant to a circulating resolution of directors on June 20, 2002, options were granted to directors and senior management to purchase up to an aggregate of 118,352 Ordinary Shares at a price of US$3.02 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. None of the aforementioned options have either been forfeited or exercised, to-date.

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

The Board of Directors pursuant to a meeting on December 2, 2003, granted options as at that date, to executive directors, a non-executive director, senior management and employees to purchase up to an aggregate of 184,550 Ordinary Shares at a price of US$4.67 per Ordinary Share and granted options as at December 15, 2003 to a key Australian employee to purchase up to an aggregate of 10,000 Ordinary Shares at a price of US$4.50 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2004 and December 15, 2005 respectively, until expiration on June 30, 2014 and December 14, 2015 respectively. During the fiscal year ended January 31, 2005, a total of 500 options, exercisable at US$4.67 per Ordinary Share, were forfeited and 49,100 options, exercisable at US$4.67 per Ordinary Share, were exercised.

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

Pursuant to the authority and delegation of certain powers granted to the Plan Administrator by the Board of Directors at a meeting on June 3, 2004, the Board, pursuant to a meeting on June 9, 2005, ratified the granting of 97,052 options by the Plan Administrator, as of April 11, 2005. These options were granted to executive directors, a non-executive director, certain members of senior management and certain employees to purchase up to an aggregate of 79,552 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after April 11, 2005 and, to a key Australian employee and another Australian employee, to purchase up to an aggregate of 17,500 Ordinary Shares at a price of US$4.26 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on April 11, 2005, April 11, 2006 and April 11, 2007.

The Board of Directors may amend or modify the 1997 Plan at any time. However, no such amendment or modification shall adversely affect the rights of any optionee without his or her consent. The 1997 Plan will terminate on October 1, 2007, unless sooner terminated by the Board of Directors.

ITEM	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our Ordinary Shares including Ordinary Shares held directly or in the form of ADSs as of July 15, 2005, based on an aggregate of 4,246,091 Ordinary Shares outstanding as of such date:

	Ordinary Shares(1)(2) Beneficially Owned
Name of beneficial holder	Number	%
Sam Linz(3)	1,298,582	29.87
Wells Fargo & Company on its own behalf and on behalf of Wells Capital Management Incorporated and Well Fargo Funds Management, LLC	581,147	13.90
Robert Gavshon	445,994	10.26
Peter S. Lynch	314,100	7.40

(1)	The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of ADSs.
(2)	Applicable percentage of ownership for each shareholder is based on 4,246,091 Ordinary Shares outstanding as of July 15, 2005, together with applicable options for such shareholders. There are an additional 504,378 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Plan. Ordinary Shares subject to options exercisable within 60 days of July 15, 2005 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment control with respect to all Ordinary Shares shown as beneficially owned by them.
(3)	Includes 9,548 Ordinary Shares registered in the name of ANZ Nominees Limited.

We are not, to our knowledge, directly owned or controlled by any other corporation, foreign government or other person or group of persons, severally or jointly and are not aware of any voting arrangements which may, at any subsequent date, result in a change of control. We are not aware of any arrangements which may at a subsequent date result in a change in control in us. Our major shareholders do not have voting rights different from other shareholders.

As of July 7, 2005, there were 20 holders of record of ADSs and 19 additional holders of record of our Ordinary Shares. Of the Ordinary Shares, to our knowledge, four holders of record reside in the United States. Of the ADSs, to our knowledge, nine holders of record reside in the United States. We are unable to determine the number of beneficial owners of the ADSs residing in the United States.

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

Transactions with Affiliates

We held a one-third equity interest in each of Bromic and Supagas which was sold on the terms and conditions set out on page 33.

Transactions Involving Principal Shareholders, Directors and Senior Management

Messrs. Linz, Gavshon, Selati and Price beneficially own 29.87%, 10.26%, 4.91% and 1.53%, respectively, of the Company’s outstanding Ordinary Shares. Accordingly, these individuals may exert substantial influence over our business and affairs, including the election of our directors and the outcome of corporate actions requiring shareholder approval.

From time to time in the past, Messrs. Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand to us, to be used for general corporate purposes. Through these advances, we have been able to obtain funds at relatively attractive short-term borrowing rates of approximately 2% per annum below the overdraft rate charged to us by our bankers. Prior to the Initial Public Offering, we had repaid all amounts owing on such advances and terminated these borrowing arrangements. We have reinstated similar arrangements which the Board of Directors has determined are in our best interests.

We lease cars for the use of Messrs. Linz, Gavshon and Price at a rate of approximately A$3,294, A$3,472 and A$1,581, respectively, per month per car. Mr. Selati’s car was leased at a monthly rate of approximately US$1,531 prior to our purchasing a car for his use in July 2003.

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

Mr. Selati’s daughter, practising under the name of Romy Selati Loseke, Special Counsel, currently provides legal services to us in connection with leasing and real estate issues. During the fiscal years ended January 31, 2005, 2004 and 2003, we paid fees of US$5,061, US$10,234 and US$2,470 for the aforementioned services.

Mr. Linz’s wife and daughter-in-law currently provide editorial and consulting services to us in connection with our quarterly internal newsletter, “Inside Galore”. During the fiscal year ended January 31, 2005, we paid fees of A$6,000 and A$6,400, respectively, for the aforementioned services. During the fiscal years ended January 31, 2004 and 2003, editorial and consulting services were provided by Mr. Linz’s wife, to whom we paid fees of A$6,000 and A$7,250, respectively.

Pursuant to his appointment as a non-executive director on September 1, 1998, we granted options to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share to Mr. Edgar Berner under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on January 10, 2000 and replaced with options to Mr. Berner, to purchase up to an aggregate of 17,646 Ordinary

Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004 (none of which were exercised) and December 7, 2004. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”. All 17,646 options outstanding and exercisable at US$6.38 per Ordinary Share, were exercised during the fiscal year ended January 31, 2005.

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

Pursuant to the aforementioned circulating resolution of directors, options to purchase up to an aggregate of 71,195 Ordinary Shares at a price of US$6.38 per Ordinary Share were granted to directors and senior management under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004 (none of which were exercised) and December 7, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 20,200 Ordinary Shares, Mr. Sydney Selati received a grant of 10,100 Ordinary Shares, Mr. John Price received a grant of 6,425 Ordinary Shares, Mr. David James received a grant of 5,300 Ordinary Shares, Mr. Edgar Berner received a grant of 4,410 Ordinary Shares, Mr. Kevin Ralphs received a grant of 3,185 Ordinary Shares, Mr. David Glaser received a grant of 750 Ordinary Shares and Mr. Gordon Howlett received a grant of 625 Ordinary Shares. During the fiscal year ended January 31, 2005, a total of 13,210 options exercisable at US$6.38 per Ordinary Share, were exercised and the remaining 57,985 options outstanding, exercisable at US$6.38 per Ordinary Share, lapsed. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

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

On April 16, 2002, we granted options to purchase up to an aggregate of 16,750 Ordinary Shares at a price of US$4.10 per Ordinary Share to non-executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after January 1, 2003. Mr. Gordon Howlett and Mr. Edgar Berner each received a grant of 2,500 Ordinary Shares, Mr. David James received a grant of 6,500 Ordinary Shares, Mr. Kevin Ralphs received a grant of 4,000 Ordinary Shares and Mr. David Glaser received a grant of 1,250 Ordinary Shares. During the fiscal year ended January 31, 2005, a total of 6,500 options, exercisable at US$4.10 per Ordinary Share, were exercised. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

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

On April 11, 2005, we granted options to purchase up to an aggregate of 57,985 Ordinary Shares at a price of US$6.38 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after April 11, 2005. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 20,200 Ordinary Shares, Mr. Sydney Selati received a grant of 3,400 Ordinary Shares, Mr. John Price received a grant of 6,425 Ordinary Shares, Mr. David James received a grant of 5,300 Ordinary Shares, Mr. Kevin Ralphs received a grant of 1,085 Ordinary Shares and Mr. David Glaser received a grant of 750 Ordinary Shares. None of the aforementioned options have been forfeited to-date. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management - 1997 Share Option Plan”.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM	8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see Item 18 for a list of the financial statements filed as part of this Annual Report.

Dividend Policy

We have previously paid dividends on the Ordinary Shares and ADSs and may continue to do so in the future. In addition, we are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the UBC Facility as defined. See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

Legal Proceedings

There are no material legal proceedings pending against us. We are involved in various product liability claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our business, results of operations or financial condition.

We placed a major portion of our insurances with HIH during the twelve months ended June 30, 2001 and earlier periods. The HIH Group was placed into liquidation on August 27, 2001. We have replaced these insurance policies with other insurers and currently have one claim against us on foot in relation to the period during which we were covered by HIH. Although this claim was the subject of a successful court appeal by the

Company, the opposing party has recently been granted leave to make a further appeal to the High Court of Australia. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period we were covered with HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group, were such claims to arise.

During fiscal 2004, Barbeques Galore, Inc. was served with proposed assessments of additional General Excise Tax, including penalties and interest, from the Department of Taxation – State of Hawaii, amounting in aggregate to US$264,570 in relation to a store operated on a Military Naval Base on Hawaii. The matter was initially referred to Counsel and finally settled in full, during the second quarter of fiscal 2005, for US$71,724.

B.	SIGNIFICANT CHANGES

There have been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and which require disclosure in this Annual Report and for which we have not provided disclosure in this Annual Report.

ITEM	9. THE OFFER AND LISTING

Price Range of our ADSs on the Nasdaq Stock Market® (“Nasdaq”)

Our Ordinary Shares, as represented by ADSs, are traded on Nasdaq under the symbol BBQZ. The ADSs are in turn represented by American Depositary Receipts (“ADRs”) issued by the Depositary. Each ADS represents one Ordinary Share. Our ADRs were first traded on Nasdaq in November 1997.

From April 1987 through December 1996, we listed our Ordinary Shares for trading on the ASE. In December 1996, we voluntarily delisted from the ASE and since then, there has been no established foreign public market for the Ordinary Shares or ADSs.

The following table sets forth the range of high and low closing sale prices of the ADSs on Nasdaq for the fiscal periods indicated:

	Price Per ADS on Nasdaq
	High		Low
(a) Annual high and low market prices

February 1, 2004 to January 31, 2005	US$	9.03	US$	4.32
February 1, 2003 to January 31, 2004		5.00		2.45
February 1, 2002 to January 31, 2003		4.50		2.10
February 1, 2001 to January 31, 2002		4.75		1.73
February 1, 2000 to January 31, 2001		11.50		3.00

(b) Quarterly high and low market prices

Fiscal Year ended January 31, 2005
First Quarter	US$	9.03	US$	4.32
Second Quarter		9.00		7.16
Third Quarter		8.23		7.00
Fourth Quarter		7.87		4.99

Fiscal Year ended January 31, 2004
First Quarter	US$	3.18	US$	2.45
Second Quarter		3.06		2.58
Third Quarter		5.00		3.06
Fourth Quarter		4.97		4.23

(c) Monthly high and low market prices

June 2005	US$	4.71	US$	3.95
May 2005		4.19		3.53
April 2005		4.45		4.05
March 2005		5.66		3.75
February 2005		5.80		4.93
January 2005		6.21		4.99

(d) Pre-emptive issues. Not applicable.

As of July 7, 2005, there were 20 holders of record of ADSs and 19 additional holders of record of our Ordinary Shares. Of the Ordinary Shares, to our knowledge, four holders of record reside in the United States. Of the ADSs, to our knowledge, nine holders of record reside in the United States. We are unable to determine the number of beneficial owners of the ADSs residing in the United States.

ITEM	10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Previously filed as exhibit 3.1 in our Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998 and incorporated by reference herein. The description of our Memorandum and Articles of Association set forth in such Registration Statement on Form F-1 is likewise incorporated by reference herein.

Under our Articles of Association and the Australian Corporations Act, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders, represented in person or by proxy and a quorum must be present at all times during the meeting. Under the Nasdaq Marketplace Rule 4350(f), a Nasdaq-listed company must provide for a quorum that in no case shall be less than 33 1/3% of the outstanding shares of the Company’s common voting stock. In November 1997, however, Nasdaq granted us an exemption from such Nasdaq rule. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.

C.	MATERIAL CONTRACTS

With respect to our 1997 Share Option Plan, see “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management”. With respect to our ANZ Facility and our UBC Facility, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources”.

On December 29, 2004, we entered into a lease agreement with DBI Retail Ventures, LLC., a California limited liability company. The agreement is for the lease of our warehouse and distribution facility located at 1401 Tar Heel Road, Charlotte, North Carolina 28208. The property occupies 80,000 square feet of a single tenant industrial building located on approximately 5,476 acres. The ten-year and two-month lease with an option to renew for an additional ten years, commenced on January 15, 2005 and expires on February 28, 2015. The monthly rent for the first five years, payable with effect from March 1, 2005, is US$16,133.34, after which the monthly rent increases to US$17,747 for the remainder of the lease term.

On November 11, 2004, we entered into an Agreement for Lease with Trust Company of Australia Limited as trustee for Tallina Pty Limited. The agreement is for the lease of our Australian corporate headquarters located at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush NSW 2140. The building occupies 17,968 square feet of an industrial building complex located on approximately 721,000 square feet. The five-year lease with an option to renew for an additional five years, commenced on February 1, 2005 and expires on January 31, 2010. The current monthly rent for the first year, is A$29,921.67 plus 10% Goods and Services Tax with fixed annual increases of 3.5% during the initial term, a market review in the event of our exercising the option to renew and fixed annual increases of 3.5% thereafter.

All the foregoing contracts are listed as exhibits hereto.

D.	EXCHANGE CONTROL

Restrictions on Foreign Ownership; Antitakeover Restrictions

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer (the “Treasurer”) or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the “Takeovers Act”). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the course of trading, shares acquired in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or planned future ownership or lease of property in Australia. There would, however, be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If foreign persons or their associates were to own all of the ADSs, then the level of foreign ownership of our equity securities would be approximately 66%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

We have additionally provided that all stock options outstanding under our 1997 Plan at such time as we are acquired by merger or asset sale, pursuant to which such stock options are not assumed or replaced by the successor corporation, shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 497,640 Ordinary Shares underlying stock options granted under our 1997 Plan, which barring acceleration, became/will become exercisable as to 84,686 in full at a price of US$2.54 per Ordinary Share at any time on or after July 1, 2002, as to 118,352 in full at a price of US$3.02 per Ordinary Share at any time on or after July 1, 2002, as to 22,600 in full at a price of US$4.10 per Ordinary Share at any time on or after January 1, 2003, as to 133,950 in full at a price of US$4.67 per Ordinary Share at any time on or after July 1, 2004, as to 16,000 in full at a price of US$5.10 per Ordinary Share at any time on or after September 1, 2004, as to 79,552 in full at a price of US$6.38 per Ordinary Share at any time on or after April 11, 2005, as to 25,000 in full at a price of US$4.74 per Ordinary Share at any time on or after September 15, 2005, and as to 17,500 in three equal installments at a price of US$4.26 per Ordinary Share on April 11, 2006, April 11, 2007 and April 11, 2008, according to the terms of the 1997 Plan. Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible, attempts by certain entities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that might result in a premium over market price to holders of ADSs. See “Item 6. Directors, Senior Management and Employees - E. Share Ownership for Directors and Senior Management “ - 1997 Share Option Plan”.

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

In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residents of Australia is 30% for companies for the 2005 income year (which for most taxpayers is the year ended June 30, 2005). For individuals, the rate of tax increases from 29% to a maximum of 47%. If the Ordinary Shares or ADSs, however, are held for twelve months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. These circumstances are described in “Item 10. Additional Information - E. Taxation”.

There are no legal or economic restrictions on the ability of our U.S.A. subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the UBC Facility as defined on pages 31 and 39, respectively.

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

Dividends which are paid to the company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the company’s “foreign dividend account” (“FDA”). Where the company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the company is an FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of an FDA dividend gives rise to a debit in the company’s FDA account. In 2003, the Australian Government announced that it will extend the dividend withholding tax exemption for FDA dividends to all types of foreign income derived by an Australian company. This announcement has not yet become law. On June 17, 2005, however, the Australian Government released an Exposure Draft of the amendments for public consultation. The Exposure Draft provides that the amendment will apply to distribution of foreign income made after the date of enactment of the amending legislation.

Sales of ADS or Ordinary Shares.    U.S. residents who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together with associates) 10% or more of the issued share capital of a public Australian company are not liable for Australian capital gains tax on the disposal of shares or ADSs of such company.

U.S. residents are subject to Australian capital gains tax on the disposal of shares or ADSs of a private Australian company where the disposal consideration exceeds the cost base unless such a gain is exempt from Australian tax under the Treaty. The rate of Australian tax on taxable capital gains realized by U.S. residents is 30% for companies for the 2005 income year (for most taxpayers, the year ended June 30, 2005). For individuals, the rate of tax increases from 29% to a maximum of 47%. If the Ordinary Shares or ADSs are held for 12 months or more, however, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. U.S. residents who are subject to Australian tax on capital gains made on the disposal of Shares or ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

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

On May 10, 2005, the Australian Government announced its intention to amend the law relating to the taxation of capital gains of non-residents. Based on the announcement, once the law is amended, non-residents of Australia will not be subject to Australian tax on a capital gain resulting from a sale of ADSs or Ordinary Shares unless the non-resident has a 10% or greater interest in the Company and the assets of the Company consist wholly or predominantly of real property in Australia. The amendment will apply to the sale of ADSs or Ordinary Shares occurring after the date of enactment of the amending legislation.

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

All documents relating to us and which we have referred to in this Annual Report, are available at our principal executive and registered offices at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush NSW 2140, Australia. Certain of our documents are also filed with the SEC and may be inspected on its website at www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM	11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

Our functional currency is the Australian dollar, although we transact a portion of our business in foreign currencies and accordingly have foreign currency exposure through our sales in the United States and purchases from overseas suppliers, in U.S. dollars. We also have foreign currency exposure through our sales in the United Kingdom in Pounds sterling.

Our Australian operations generally economically hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar. These economic hedges do not qualify for hedge accounting under Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”. In our U.S. operations, however, we have not and currently do not actively economically hedge against exchange rate fluctuations, as the vast majority of the U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net income (loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

We utilize foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counter-parties to the contracts are major financial institutions and the risk of loss to us in the event of non-performance by a counter-party, is not significant. The notional amount of foreign currency forward contracts and the weighted average rates, are as follows:

	Year ended January 31, 2005	Year ended January 31, 2004 Restated	Year ended January 31, 2005	Year ended January 31, 2004 Restated
	(weighted average rate)		(In A$ thousands)
Buy U.S. dollars
Not later than one year	0.7694	—	$4,549	—

Sell Pounds sterling
Not later than one year	0.4052	0.4141	$5,429	$3,018

Based upon the rates at January 31, 2005, the cost to buy/sell the equivalent U.S dollars and Pounds sterling detailed above, was approximately A$4,520,000 and A$5,353,000, respectively. The fair value of foreign currency forward contracts as of January 31, 2005 and 2004, is approximately A$59,000 and A$47,000, respectively, recorded as an asset in “other current assets”.

Interest Rate Risk

Because we have short-term bank borrowings under the UBC Facility and ANZ Facility, (2004: long-term debt under the ANZ Facility), we are exposed to changes in interest rates.

We have historically financed our operations through cash flow from operations and bank borrowings. During the quarter ended October 31, 2004 and as part of a re-arrangement of our credit lines between the U.S.A.

and Australia, our U.S.A. operating subsidiaries, Barbeques Galore, Inc. and Barbeques Galore Online, Inc. entered into an agreement for the establishment of the UBC Facility, as defined on page 31, in the amount of US$15.0 million. As part of this arrangement the previous credit facility with Merrill Lynch Business Financial Services, Inc. was repaid.

Borrowings under the UBC Facility include both a subjective acceleration clause and a requirement to maintain a lock-box arrangement whereby remittances from the Company’s customers reduce the debt outstanding. Pursuant to EITF95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include both a Subjective Acceleration Clause and a Lock-Box Arrangement”, borrowings which reflect the aforementioned characteristics, are considered short-term obligations and have accordingly been classified as a current liability.

Indebtedness under the UBC Facility accrues interest at the UBC’s Reference Rate as defined in the aforementioned agreement or, the London Inter-bank Offered Rate (“LIBOR”) plus 1.65%, is secured by a first security interest in certain assets of Barbeques Galore, Inc. and Barbeques Galore Online, Inc. and guaranteed by The Galore Group (U.S.A.), Inc., the parent of Barbeques Galore, Inc. The UBC Facility matures on November 23, 2007, being three years from the date of the initial advance. The UBC Facility is subject to financial covenants including minimum loan balance and maximum capital expenditures.

As of January 31, 2005 and 2004, the weighted average interest rates accruing on the revolving line of credit under the UBC Facility and the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2005	January 31, 2004 Restated	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)		(Interest rate per annum)
Revolving line of credit(1)	$7,406	$—	5.3%	—
Bank bills(2)	9,000	14,312	6.0%	6.2%
Property loans(2)	3,800	7,650	6.9% to 7.5%	6.9% to 7.5%

(1)	Forms part of the UBC Facility.
(2)	Forms part of the ANZ Facility.

The difference between the carrying value and fair value of long-term debt is not significant.

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

(a) Disclosure controls and procedures. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) as of January 31, 2005, the end of the period covered by report, as required by paragraph (b) of 17 CFR 240.13a-15 or 240.15d-15. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.

(b) Management’s Annual Report on Internal Controls over Financial Reporting. The Board of Directors has overall responsibility for reviewing the disclosure in our public filings to ensure that we provide full and plain disclosure to our securityholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee which is responsible for reviewing our financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company’s financial position.

At the end of fiscal 2005, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have commenced documenting our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). As a foreign private issuer, pursuant to SEC release 33-8389 dated February 24, 2004, we need not comply with the requirements of Item 15(b) of Form 20-F until our fiscal year ending on or after July 15, 2005. Additionally, we are not yet required to apply the criteria set forth by the Committee of Sponsoring Organisations in “Internal Control – Integated Framework”, for the purpose of evaluating the effectiveness of the design and operation of our disclosure controls.

We re-evaluated our lease accounting practices and corrected the way we accounted for our leases, specifically the accounting for operating leases with scheduled rent increases and tenant allowance and restated our consolidated financial statements as of and for the years ended January 31, 2004, 2003, 2002 and 2001. Management concluded that this restatement does not reflect upon the effectiveness of our internal controls over financial reporting.

(c) Not applicable.

(d) Changes in internal control over financial reporting. Our management, including our Chief Executive Officer and Chief Financial Officer, identified no change in our internal control over financial reporting that occurred during the Company’s fiscal year ended January 31, 2005 that has materially affected, or is reasonably likely to materially affect, the effectiveness of our internal control over financial reporting. Management carefully considered the facts and circumstances surrounding the restatement of our previously issued financial statements and concluded that, as at the end of fiscal 2005, our internal controls over financial reporting is effective and that the restatement does not reflect upon the effectiveness of our internal control over financial reporting.

ITEM 16.

Audit Committee Financial Expert

Dr. Martin Bloom serves as our financial expert on our Audit Committee. He is independent as that term is defined in the Nasdaq listing standards.

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

Principal Accountant Fees and Services

Audit fees billed for the fiscal years ended January 31, 2005 and 2004 amounted to A$227,461 and A$234,213, respectively.

Audit-related fees billed for the fiscal years ended January 31, 2005 and 2004 amounted to A$nil and A$22,320, respectively and comprised professional services rendered in connection with the review of our quarterly filing on Form 6-K.

Tax fees billed for the fiscal years ended January 31, 2005 and 2004 amounted to A$50,545 and A$62,102, respectively and comprised professional services rendered in connection with our taxation compliance obligations.

Nasdaq Exemption to Foreign Private Issuers

Nasdaq requires that listed companies have a Board of Directors, a majority of whom are independent and an Audit Committee of at least three independent members. Our Board currently consists of six directors, only two of whom are independent and our Audit Committee which consists of our two independent directors. Nasdaq, however, provides an exemption to foreign private issuers with respect to such governance requirements if the foreign private issuer meets corresponding governance requirements of its home country. We qualify for this exemption and have completed the prescribed process to receive the exemption from Nasdaq.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm. As discussed in Note 1.B of Notes to Consolidated Financial

Statements, the Company has restated its consolidated financial statements as of January 31, 2004 and for the years ended January 31, 2004 and 2003, primarily for certain lease accounting matters and out-of-period adjustments:

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of January 31, 2005 and 2004.

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended January 31, 2005, 2004 and 2003.

Consolidated Statements of Shareholders’ Equity for the years ended January 31, 2005, 2004 and 2003.

Consolidated Statements of Cash Flows for the years ended January 31, 2005, 2004 and 2003.

Notes to Consolidated Financial Statements.

Schedule II – Valuation and Qualifying Accounts and Reserves.

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

10.3

Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to Directors of the Company, dated May 25, 1998, and the Variation Letter dated October 21, 2004.(2)

10.4	Loan and Security relating to the Registrant’s U.S. operating subsidiary’s credit facility with Union Bank of California, N.A., dated November 23, 2004.

10.5	Lease Agreement between the Company and Arrowood Investments, Inc., dated January 18, 2002 for the lease of real property located at 3355 East Cedar Street, Ontario, California 91761.(3)

10.6	Lease Agreement between the Company and Bake Orchard Partners, LLC, dated March 27, 2002 for the lease of real property located at 10 Orchard Road, Suite 200, Lake Forest, California 92630.(3)

10.7

Agreement for Lease between the Company and Trust Company of Australia Limited, dated November 11, 2004 for the lease of real property located at Building A2, Campus Business Park, 350 Parramatta Road, Homebush, NSW.

10.8	Lease Agreement between the Company and DBI Retail Ventures, LLC, dated December 29, 2004 for the lease of real property located at 1401 Tar Heel Road, Charlotte, North Carolina.

23.1	Consent of KPMG.

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Sam Ruben Linz.

31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for David Andrew James.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Sam Ruben Linz.

Exhibit Number

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for David Andrew James.

99.3	Amended Audit Committee Charter as of March 25, 2003.(4)

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.
(2)	Previously filed in the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on September 21, 1998, and incorporated herein by reference, except for the Variation Letter dated October 21, 2004 which is filed herewith.
(3)	Previously filed in the Registrant’s Annual Report on Form 20-F, filed with the Commission on May 1, 2002, and incorporated herein by reference.
(4)	Previously filed in the Registrant’s Annual Report on Form 20-F, filed with the Commission on May 1, 2003, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

BARBEQUES GALORE LIMITED

August 10, 2005	By	/s/ ROBERT GAVSHON
Robert Gavshon
Deputy Chairman of the Board of Directors and General Counsel

FINANCIAL STATEMENTS INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Barbeques Galore Limited:

We have audited the accompanying consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of January 31, 2005 and 2004 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2005, all expressed in Australian dollars. In connection with our audit of the consolidated financial statements, we have also audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 1.B to the consolidated financial statements, the Company has restated its consolidated financial statements as of January 31, 2004 and for the years ended January 31, 2004 and 2003.

/s/ KPMG
KPMG

July 21, 2005

Sydney, Australia

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands except share data)
ASSETS
Current assets:
Cash and cash equivalents	1,095	3,521
Accounts receivable, net	7,666	8,966
Other receivables	6,050	5,175
Receivables from affiliates	—	1,880
Inventories	58,401	55,444
Deferred income taxes	3,076	2,510
Prepaid expenses and other current assets	1,873	994

Total current assets	78,161	78,490
Non-current assets:
Receivables from affiliates	—	1,250
Property, plant and equipment, net	21,376	23,221
Goodwill	1,393	1,096
Deferred income taxes	3,498	4,032
Other non-current assets	845	255

Total assets	$105,273	$108,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$29,425	$29,751
Payables to related parties	4	90
Short-term bank borrowings	20,206	—
Current portion of obligations under capital leases	1,264	1,782
Income tax payable	3	288

Total current liabilities	50,902	31,911
Non-current liabilities:
Long-term debt	—	21,962
Obligations under capital leases, excluding current portion	2,333	2,151
Other long-term liabilities	3,730	3,718

Total liabilities	56,965	59,742

Shareholders’ equity:
Ordinary shares, no par value—27,437,853 shares authorized; 4,670,291 and 4,541,652 shares issued at January 31, 2005 and 2004, respectively; 4,245,291 and 4,116,652 shares outstanding at January 31, 2005 and 2004, respectively	41,667	40,733
Accumulated other comprehensive (loss)	(5,084)	(4,872)
Retained earnings	13,921	14,937

	50,504	50,798
Less: Treasury stock at cost—425,000 ordinary shares	(2,196)	(2,196)

Total shareholders’ equity	48,308	48,602

Total liabilities and shareholders’ equity	$105,273	$108,344

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	January 31, 2005	January 31, 2004 Restated	January 31, 2003 Restated
	(In A$ thousands, except share and per share data)
Net sales	$287,092	$294,029	$325,551
Cost of goods sold, warehouse, distribution and occupancy costs	198,480	207,451	230,335

Gross profit	88,612	86,578	95,216
Selling, general and administrative expenses	86,882	85,923	89,670
Store pre-opening costs	200	14	139
Relocation and closure (gains) costs	(170)	3,427	(3,552)
Other (income)	(959)	(3,004)	—

Operating income	2,659	218	8,959
Equity in (loss) income of affiliates	—	(218)	462
Interest expense	2,091	2,044	2,259

Income (loss) before income tax expense (benefit)	568	(2,044)	7,162
Income tax expense (benefit)	280	(1,267)	2,274

Net income (loss)	288	(777)	4,888
Other comprehensive (loss)	(212)	(7,814)	(5,685)

Comprehensive income (loss)	$76	$(8,591)	$(797)

Earnings (loss) per share
Basic	$0.07	$(0.19)	$1.19

Diluted	$0.07	$(0.19)	$1.18

Weighted average shares outstanding (in thousands)
Basic	4,182	4,117	4,117

Diluted	4,385	4,117	4,150

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Shares Outstanding	Ordinary Shares	Accumulated Other Comprehensive Income (Loss) Net of Nil Tax	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
	(‘000)	(In A$ thousands, except share and per share data)
Balances at January 31, 2002 (as previously reported)	4,117	$40,733	$8,725	$15,030	$(2,196)	$62,292
Effect of restatement adjustment on beginning shareholders’ equity (see Note 1.B)	—	—	(98)	(1,832)	—	(1,930)

Balances at January 31, 2002 (as restated)	4,117	40,733	8,627	13,198	(2,196)	60,362
Net income (as restated)	—	—	—	4,888	—	4,888
Dividend of A$0.2734 per share	—	—	—	(1,139)	—	(1,139)
Foreign currency translation adjustment (as restated)	—	—	(5,685)	—	—	(5,685)

Balances at January 31, 2003 (as restated)	4,117	40,733	2,942	16,947	(2,196)	58,426
Net (loss) (as restated)	—	—	—	(777)	—	(777)
Dividend of A$0.2994 per share	—	—	—	(1,233)	—	(1,233)
Foreign currency translation adjustment (as restated)	—	—	(7,814)	—	—	(7,814)

Balances at January 31, 2004 (as restated)	4,117	40,733	(4,872)	14,937	(2,196)	48,602
Net income	—	—	—	288	—	288
Dividend of A$0.3149 per share	—	—	—	(1,304)	—	(1,304)
Exercise of stock options	128	934	—	—	—	934
Foreign currency translation adjustment	—	—	(212)	—	—	(212)

Balances at January 31, 2005	4,245	$41,667	$(5,084)	$13,921	$(2,196)	$48,308

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31, 2005	Year Ended January 31, 2004 Restated	Year Ended January 31, 2003 Restated
	(In A$ thousands)
Cash flows from operating activities:
Net income (loss)	$288	$(777)	$4,888
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,528	6,159	7,029
Deferred income taxes	(44)	(1,785)	(263)
Undistributed loss (income) of affiliates	—	216	(31)
(Gain) loss on sale of property, plant and equipment	(408)	(3,301)	83
(Gain) on sale of intangible assets	—	(119)	—
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	1,041	(6,234)	4,241
Inventories	(2,251)	1,008	484
Other assets	(118)	47	54
Accounts payable, accrued liabilities and other liabilities	(2,112)	6,976	(5,351)

Net cash provided by operating activities	1,924	2,190	11,134

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	4,139	6,712	95
Proceeds from sale of investments in affiliated companies	1,130	—	—
Acquisition of U.S.A. franchised stores	(532)	—	—
Proceeds from sale of intangible assets	—	150	—
Capital expenditures	(5,910)	(3,428)	(2,811)

Net cash (used in) provided by investing activities	(1,173)	3,434	(2,716)

Cash flows from financing activities:
Repayment of borrowings	(42,792)	(29,900)	(30,548)
Proceeds from borrowings	41,297	32,561	25,556
Principal payments under capital leases	(1,829)	(2,876)	(2,284)
Dividend paid	(1,304)	(1,233)	(1,139)
Proceeds from exercise of options	934	—	—

Net cash (used in) financing activities	(3,694)	(1,448)	(8,415)

Net (decrease) increase in cash and cash equivalents	(2,943)	4,176	3
Cash and cash equivalents at beginning of period	3,521	38	35
Effects of exchange rate fluctuations	517	(693)	—

Cash and cash equivalents at end of period	$1,095	$3,521	$38

See accompanying notes to Consolidated Financial Statements.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.A    Description of Business and Summary of Significant Accounting Policies

(a)   Description of business

Barbeques Galore Limited (“Barbeques Galore” or “the Company”) is an Australian resident company which is primarily engaged in the business of selling barbecues, other backyard products and heating products, operating from two countries, U.S.A. and Australia.

In the U.S.A., the Company is involved in the retailing, through company-owned and franchised stores, of barbecues and related accessories, fireplace equipment and backyard products.

In Australia, the Company is involved in the retailing of barbecues and related accessories, home heaters, outdoor furniture and backyard products through company-owned and licensed stores and, to a lesser extent, in the manufacture of home heaters, the wholesaling of home heaters and barbecues and the exporting of barbecues.

(b)  Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(c)  Inventories

Inventories are comprised of raw materials, work in progress and finished goods. Inventories are valued at the lower of cost or market using the first-in, first-out method.

(d)  Derivative instruments

The Company follows Financial Accounting Standards Board (“FASB”) Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“Statement 133”). As amended, Statement 133 requires derivative instruments be recorded in the balance sheet at their fair values with changes in fair values being recognized in earnings unless specific hedge accounting criteria are met. The Company’s foreign exchange contracts do not qualify for hedge accounting treatment.

(e)  Investments in affiliated companies

Investments in non-controlled affiliates, where the Company exerts significant influence (i.e. voting common stock interest between 20% and 50%), are accounted for by the equity method and are included in the balance sheet as “other current assets” at January 31, 2004 due to the anticipated sale of such investments in 2005. The Company had no investments in affiliates at January 31, 2005.

(f)  Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation and amortization. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. Plant and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. The method of depreciation and the estimable useful lives over which property, plant and equipment are depreciated, is as follows:

	Method	Years
Buildings	Straight line	40
Machinery and equipment	Straight line	8-12
Leasehold improvements	Straight line	5-20
Leased plant and equipment	Straight line	3-5

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(g)  Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill determined to have an indefinite useful life is not amortized but tested instead for impairment at least annually, pursuant to FASB Statement No. 142, “Goodwill and Intangible Assets”.

Goodwill is tested annually, at the end of each fourth quarter, for impairment and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

(h)  Product management and development, and advertising

Product management and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

	Year Ended January 31, 2005	Year Ended January 31, 2004 Restated	Year Ended January 31, 2003 Restated
	(In A$ thousands)
Product management and development	$786	$978	$1,003
Advertising	12,828	13,929	13,629

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

(j)  Share option plan

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“Opinion 25”) and related interpretations including FASB Interpretation No.44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock options. Under this method, compensation expense is recorded on the date of grant if the then current market price of the underlying common stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation, (“Statement 123”) and FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, (“Statement 148”) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on the net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year Ended January 31, 2005	Year Ended January 31, 2004 Restated	Year Ended January 31, 2003 Restated
	(In A$ thousands except per share data)
Net income (loss)
As reported	$288	$(777)	$4,888
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(582)	(230)	(1,522)

Pro forma	$(294)	$(1,007)	$3,366

Basic earnings (loss) per share
As reported	$0.07	$(0.19)	$1.19
Pro forma	$(0.07)	$(0.24)	$0.82
Diluted earnings (loss) per share
As reported	$0.07	$(0.19)	$1.18
Pro forma	$(0.07)	$(0.24)	$0.81

(k)  Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(l)  Use of estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, goodwill, valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

(m)  Impairment of long-lived assets

Long lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

(n)  Rent expense, surplus leased space and lease incentives

The Company leases certain store locations under operating leases which provide for annual payments that increase over the lives of the leases. Total payments under the leases are expensed on a straight-line basis over

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the lease term. Contingent rentals are generally based on sales levels in excess of stipulated amounts and are not considered minimum lease payments. Contingent rentals are included in rent expense as they accrue.

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

(o)  Revenue recognition

Revenue (net of returns and allowances), is recognized when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. This occurs at the point of shipment for wholesale sales to external customers and at the point of sale for retail goods.

In Australia, the amount of the annual licensee fees is billed to Licensees during December of the preceding year. This is initially deferred and subsequently recognized as revenue in twelve equal installments over the following calendar year as this is the period during which the annual licensee fees are earned.

In the U.S.A., franchise royalties are recognized each month, at rates varying from 2.5% to 5% of actual monthly retail revenues derived by the Franchisee. The percentage rates are subject to variation based on the retail revenue levels achieved and the rates applicable at the time of signing each new franchise.

Licensee training fees are recognized as revenue when the training is performed.

Details of annual licensee fees, franchise royalties and training fees earned were as follows:

	Year Ended January 31, 2005	Year Ended January 31, 2004 Restated	Year Ended January 31, 2003 Restated
	(In A$ thousands)
Licensee fees earned	$480	$424	$413
Franchisee royalties earned	1,183	1,325	1,454
Training fees earned	Nil	5	Nil

(p)  Cash and cash equivalents

Cash includes cash on hand and at bank. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(q)  Store pre-opening costs

Store pre-opening costs (which include legal, organizational or other non-tangible asset-related costs associated with the opening of retail stores), are expensed when incurred.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(r)  Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares. Diluted earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the sum of the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

(s)  Foreign currency translation

Foreign currency transactions are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the year end rates. Gains and losses from conversion of monetary assets and liabilities, whether realized or unrealized, are included in income (loss) before income tax expense (benefit) as they arise.

The Company’s reporting currency is the Australian dollar. The functional currency of the U.S.A. subsidiaries is the U.S. dollar. Assets and liabilities of the U.S.A. subsidiaries are translated at year-end rates and operating results at the average rates ruling during the year.

(t)  Comprehensive income (loss)

The Company’s comprehensive income (loss) includes net income (loss) and the foreign currency translation adjustments pursuant to the translation of the assets and liabilities of the Company’s overseas subsidiaries.

(u)  Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognized net of the amount of GST except where the amount of GST incurred is not recoverable from the Australian Tax Office (“ATO”). In these circumstances, the GST is recognized as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO, is included as a current asset or current liability in the consolidated balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from or payable to, the ATO, are classified as operating cash flows.

(v)  Trade accounts receivable

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

(w)  Recently adopted accounting standard

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”, (“FIN 46”) and which was subsequently revised in December 2003. FIN 46

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and requires companies to evaluate whether they have controlling financial interests in entities through means other than voting rights and accordingly should consolidate the entities. FIN 46 is immediately applicable for variable interest entities created after January 31, 2003 and applies for periods ended April 30, 2004 for variable interest entities acquired prior to February 1, 2003. The Company has evaluated the conditions relating to the application of FIN 46 and is satisfied that it is not the primary beneficiary in any variable interest entities. Accordingly, the adoption of FIN 46 had no impact on the Company’s financial position or results of operations.

(x)  Recently issued accounting standards

In December 2004, the FASB issued Statement No. 151, “Inventory Costs”, (“Statement 151”) which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Under Statement 151, such items will be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Any costs outside the normal range would be considered a period expense instead of an inventoried cost. This standard is effective for the Company for the fiscal year beginning February 1, 2006. The adoption of Statement 151 is not expected to have a material impact on the Company’s financial position or net earnings.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29”, (“Statement 153”). The amendments made by Statement 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. Previously, APB Opinion No. 29 required that the accounting for an exchange of a similar productive asset should be based on the recorded amount of the asset relinquished. This standard is effective for the Company for the fiscal year beginning February 1, 2006. The adoption of Statement 153 is not expected to have a material impact on the Company’s financial position or net earnings.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment”, (“Statement 123R”). The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The Company will be required to apply Statement 123R as of February 1, 2006 and intends to use the modified-prospective-transition method, as defined therein. The scope of Statement 123R includes a wide range of share-based compensation arrangements including share options. Statement 123R replaces Statement 123 and supersedes Opinion 25. The pro-forma disclosures previously permitted under Statement 123 will no longer be an alternative to financial statement recognition. The Company is evaluating the requirements of Statement 123R and expects that the adoption may have a material impact on its future consolidated statements of operations.

(y)  Asset retirement obligations

FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, (“SFAS 143”), addresses the financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

The Company has legal obligations to dismantle and remove leasehold improvements from certain locations occupied under operating leases upon exiting the lease which are within the scope of SFAS 143. The Company’s past experience is that these provisions have resulted in little if any costs to the Company, and the Company

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expects these trends to continue. Accordingly, no liability has been recorded for these asset retirement obligations because of the low probability of actually settling these asset retirement obligations and the uncertainty about whether the obligation will be enforced by the lessor.

(z)  Allowances from vendors

The Company receives various incentives in the form of discounts and allowances from its vendors based on the volume of purchases or for services that the Company provides to the vendors. These incentives received from vendors include rebates and co-operative advertising. Typically, these funds are dependent on purchase volumes and advertising activities. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company. The Company accounts for allowances from vendors in accordance with Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor”. Rebates are earned based on purchases or product sales. These rebates are treated as a reduction of inventories and recognized as a reduction to cost of sales as the inventories are sold. Co-operative advertising is used exclusively for advertising on behalf of vendors and offsets the Company’s advertising expense.

Vendor rebates and co-operative advertising amounted to A$843,000 and A$591,000, respectively for fiscal 2005, A$809,000 and A$784,000, respectively for fiscal 2004 and A$796,000 and A$775,000, respectively for fiscal 2003.

1.B    Restatement of Financial Statements

The Company has re-evaluated its lease accounting practices and has corrected the way it accounts for its leases, specifically the accounting for operating leases with scheduled rent increases and tenant allowances.

Under the requirements of FASB Technical Bulletin 85-3, “Accounting for Operating Leases with Scheduled Rent Increases”, rent expense should be amortized on a straight-line basis over the term of the lease. In prior periods, the Company had incorrectly determined that the term of the lease begins on the commencement date of the lease which generally coincides with the store opening date, instead of at the time it took physical possession of the property to start construction of leasehold improvements. This had the effect of excluding the construction period of the stores from the calculation of the period over which rent is expensed.

In addition, under FASB Technical Bulletin 88-1, “Issues Relating to Accounting for Leases”, lease incentives such as tenant allowances received from the landlord to cover construction costs incurred by the Company should be reflected as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. The Company had previously incorrectly classified a portion of the tenant allowances as a reduction to store build out costs capitalized instead of as deferred lease liability on the consolidated balance sheet. As a result, the Company incorrectly amortized the deferred lease liability over the capitalized asset life as a reduction to depreciation expense instead of over the lease term as a reduction to rent expense.

The Company has restated its previously reported consolidated financial statements as of January 31, 2004 and for the fiscal years ended January 31, 2004 and 2003 to correct its accounting for leases. The lease accounting restatement adjustments resulted in a decrease to opening retained earnings of A$1,529,000 as of February 1, 2002, an increase in net loss of A$73,000 in fiscal 2004 (inclusive of an increase in deferred income tax benefit of A$38,000) and a decrease in net income of A$138,000 in fiscal 2003 (inclusive of an increase in deferred income tax benefit of A$82,000). In total, the lease accounting restatement adjustments resulted in a decrease to retained earnings of A$1,740,000 as of January 31, 2004.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The restated financial statements also reflect certain adjustments for out-of-period adjustments previously recorded in the period the Company identified the error that were otherwise considered at the time immaterial individually and in aggregate to the reporting periods presented. These adjustments include:

(i)	recording A$571,008 of in-transit inventory and the related payable while in-transit as of January 31, 2004, rather than when received as previously reported; and

(ii)	a change in the timing of expense and income items previously recognized.

The out-of-period restatement adjustments resulted in a decrease to opening retained earnings of A$303,000 as of February 1, 2002, an increase in net loss of A$168,000 in fiscal 2004 (inclusive of an increase in deferred income tax benefit of $177,000) and an increase in net income of A$505,000 in fiscal 2003 (inclusive of an increase in deferred income tax benefit of $170,000). In total, the out-of-period restatement adjustments resulted in an increase to retained earnings of A$34,000 as at January 31, 2004.

The Company restated its total shareholders’ equity as of January 31, 2004 by decreasing the balance by A$1,241,000 from the amount previously reported. The components of this decrease include:

(i)	the restatement adjustments discussed above relating to lease accounting and out-of-period adjustments in the combined amount of A$1,706,000, net decrease; and

(ii)	the effects of currency translation on the consolidation of the U.S.A. subsidiaries and related U.S.A. restatement adjustments in the amount of A$465,000, net increase.

The fiscal 2004 consolidated statement of cash flows was restated to correctly classify interest on capital leases in net cash provided by operating activities instead of net cash (used in) financing activities. The restatement adjustments did not have any further effect on the consolidated statements of cash flows.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the effect of these adjustments on the Company’s consolidated financial statements:

	Consolidated Statements of Operations and Other Comprehensive (Loss)
	As previously reported	Adjustments	As restated
	(In A$ thousands except per share data)
Year ended January 31, 2004
Net sales	$294,029	$—	$294,029
Cost of goods sold, warehouse, distribution and occupancy costs	207,514	(63)	207,451
Gross profit	86,515	63	86,578
Operating income	674	(456)	218
(Loss) before income tax (benefit)	(1,588)	(456)	(2,044)
Income tax (benefit)	(1,052)	(215)	(1,267)
Net (loss)	(536)	(241)	(777)
Other comprehensive (loss)	(8,141)	327	(7,814)
Comprehensive (loss)	(8,677)	86	(8,591)
Loss per share – basic	$(0.13)	$(0.06)	$(0.19)
Loss per share – diluted	$(0.13)	$(0.06)	$(0.19)

Year ended January 31, 2003
Net sales	$325,551	$—	$325,551
Cost of goods sold, warehouse, distribution and occupancy costs	230,441	(106)	230,335
Gross profit	95,110	106	95,216
Operating income	8,844	115	8,959
Income before income tax expense	7,047	115	7,162
Income tax expense	2,526	(252)	2,274
Net income	4,521	367	4,888
Other comprehensive (loss)	(5,921)	236	(5,685)
Comprehensive (loss)	(1,400)	603	(797)
Earnings per share – basic	$1.10	$0.09	$1.19
Earnings per share – diluted	$1.09	$0.09	$1.18

	Consolidated Balance Sheets
	As previously reported	Adjustments	As restated
	(In A$ thousands)
As of January 31, 2004
Total current assets	$77,807	$683	$78,490
Property, plant and equipment, net	22,577	644	23,221
Deferred income taxes, non-current	3,176	856	4,032
Total assets	106,161	2,183	108,344
Accounts payable and accrued liabilities	29,910	(159)	29,751
Total current liabilities	32,092	(181)	31,911
Total long-term liabilities	24,226	3,605	27,831
Retained earnings	16,643	(1,706)	14,937
Accumulated other comprehensive (loss)	(5,337)	465	(4,872)
Total shareholders’ equity	49,843	(1,241)	48,602
Total liabilities and shareholders’ equity	106,161	2,183	108,344

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Consolidated Statements of Cash Flows
	As previously reported	Adjustments	As restated
	(In A$ thousands)
Year ended January 31, 2004
Net cash provided by operating activities	2,537	(347)	2,190
Net cash (used in) financing activities	(1,795)	347	(1,448)

2.	Derivative Financial Instruments

The Company utilizes foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counter-parties to the contracts are major financial institutions and the risk of loss to the Company in the event of non-performance by a counter-party is not significant. The notional amount of foreign currency forward contracts and the weighted average rates, are as follows:

	Year ended January 31, 2005	Year ended January 31, 2004 Restated	Year ended January 31, 2005	Year ended January 31, 2004 Restated
	(weighted average rate)		(In A$ thousands)
Buy U.S. dollars
Not later than one year	0.7694	—	$4,549	—

Sell Pounds sterling
Not later than one year	0.4052	0.4141	$5,429	$3,018

The fair value of foreign currency forward contracts outstanding as of January 31, 2005 and 2004, is approximately A$59,000 and A$47,000, respectively, recorded as an asset in “other current assets”. The Company’s foreign exchange contracts do not qualify for hedge accounting treatment under Statement 133.

3.	Accounts Receivable

Accounts receivable consists of the following:

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)
Trade accounts receivable	$7,866	$9,216
Less: Reserve for doubtful accounts	(200)	(250)

	$7,666	$8,966

4.	Inventories

The major classes of inventories are as follows:

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)
Finished goods	$56,349	$52,020
Work in progress	740	1,356
Raw materials	1,312	2,068

	$58,401	$55,444

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Investments in Affiliated Companies

Investments in affiliated companies consisted of a one-third ownership of the ordinary shares in each of Bromic Pty Limited (“Bromic”) which imports and distributes componentry to the gas and appliance industries and Renegade Pty Limited trading as Supagas (“Supagas”), an Australian industrial and gas distributor.

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

During 2005, the Company disposed of its equity interest in both Bromic and Supagas. The carrying value of A$959,000 representing the cost of the Company’s interest in both entities plus its share of the undistributed profits in Bromic and Supagas was adjusted by the write-down of approximately A$444,000 during the year ended January 31, 2004 to reflect the re-assessed recoverable amount determined pursuant to the consideration to be received in respect of the disposal to existing shareholders, of the Company’s aforementioned equity interest. Accordingly, there was no gain or loss recognized upon sale of the two affiliated companies.

The consideration for Bromic amounted to A$1,130,080 in addition to a dividend of A$515,280 with payment in cash (both of which were received during fiscal 2005) upon the execution of a formal agreement. In the case of Supagas, the consideration amounted to A$2,000,000 payable as to A$750,000 on January 1, 2005, (and received during fiscal 2005), A$750,000 on January 1, 2006 and A$500,000 on January 1, 2007, subject to acceleration of the full balance in the case of default. The unpaid balance accrues interest at an annual rate of 6%, payable in arrears, calculated from April 1, 2004 and payable with effect from January 1, 2005. As security for the performance of all the purchaser’s obligations, the Company has charged the pledge to it, over all the shares and loan account in Bromic and the shares in Supagas, being sold.

Prices charged between the Company and its affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end, are as follows:

	Year ended January 31, 2004	Year ended January 31, 2003
	(In A$ thousands)
Purchases from affiliates:
—Bromic	$1,314	$2,248
—Supagas	30	23

	$1,344	$2,271

Dividends received or due and receivable from affiliates:
—Bromic	$—	$330
—GLG Trading Pte Limited	—	100

	$—	$430

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 31, 2004
(In A$ thousands)
Receivables from affiliates:
—Bromic	$1,130
—Supagas	2,000

$3,130
Less: Current receivables from affiliates	(1,880)

$1,250

Investments in affiliates:
—at cost plus share of undistributed profits	$959
—write-down to re-assessed recoverable amount	(444)

Re-assessed recoverable amount	$515

Investments in affiliates are included in the balance sheet as “other current assets”. The investments in these companies are carried at the equity accounted value representing cost plus the Company’s share of undistributed profits, less dividends and impairment charge. Combined summarized financial data of affiliates as of and for the years ended January 31, 2004 and 2003, is as follows:

	January 31, 2004	January 31, 2003
	(In A$ thousands)
Current assets	$11,708	$12,279
Current liabilities	(6,634)	(9,098)

Working capital	5,074	3,181
Property, plant and equipment, net	9,395	7,591
Other assets	791	1,015
Long-term debt	(8,790)	(6,061)

Shareholders’ equity	$6,470	$5,726

Sales	$29,349	$31,996

Gross profit	$8,415	$8,069

Net income	$649	$1,188

6.	Property, Plant and Equipment

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)
Land and buildings	$2,573	$6,325
Machinery and equipment	31,491	28,779
Leasehold improvements	16,068	14,494
Assets under capital leases	8,541	9,131

	58,673	58,729
Less: Accumulated depreciation/amortization	(37,297)	(35,508)

	$21,376	$23,221

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	Goodwill and Acquisition

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)
Goodwill	$1,871	$1,574
Less: Accumulated amortization	(478)	(478)

	$1,393	$1,096

During the year ended January 31, 2005, the Company acquired two U.S.A. franchisee stores in the amount of approximately A$532,000 and recorded goodwill in excess of the fair value of the assets acquired in the amount of approximately A$297,000. The following table summarizes the estimated fair value of the assets acquired at the date of acquisition:

January 31, 2005
(In A$ thousands)
Inventory	$146
Property, plant and equipment	90
Goodwill	296

Total assets acquired	$532

Had the operating results of these U.S.A. franchisee stores been included as if the transaction had been consummated on February 1, 2003 and the stores were owned instead of franchised, the Company’s pro forma operating results for the year ended January 31, 2004 and 2005 would not have been materially different from the actual reported results.

8.	Leases

The Company is obligated under various capital leases for store improvements and certain machinery and equipment that expire primarily at various dates during the next five years. The capital leases for store improvements relate to the purchase of furniture and fixtures installed in retail stores, with all retail stores managed under operating leases. Machinery and equipment under capital leases include leased machinery, office furniture and fixtures and certain motor vehicles. All capital lease liabilities are secured by the asset to which the lease relates. The gross amount of store improvements and machinery and equipment and related accumulated amortization recorded under capital leases and classified in property, plant and equipment in the balance sheet, is as follows:

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)
Store improvements	$5,052	$5,109
Machinery and equipment	3,489	4,022

	8,541	9,131
Less: Accumulated amortization	(4,976)	(5,272)

	$3,565	$3,859

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also has entered into non-cancelable operating leases, primarily for retail stores. These leases generally contain renewal options for periods ranging primarily from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Certain of the leases provide for scheduled rent increases or for contingent rent (based upon store sales exceeding stipulated amounts). Rental expense for operating leases consisted of the following:

	January 31, 2005	January 31, 2004 Restated	January 31, 2003 Restated
	(In A$ thousands)
Minimum rentals	$23,841	$22,908	$26,134
Contingent rent	52	216	48

Total rental expense	$23,893	$23,124	$26,182

Future minimum capital lease payments and future minimum lease payments under non-cancelable operating leases as of January 31, 2005 are:

	Capital leases	Operating leases
	(in A$ thousands)
Year ending January 31,
2006	$1,555	$20,195
2007	1,058	18,332
2008	766	15,456
2009	502	11,537
2010	361	8,318
Years subsequent to 2010	—	18,393

Total minimum lease payments	4,242	$92,231

Less: Amounts representing interest	(645)

Present value of net minimum capital lease payments	3,597
Less: Current portion of obligations under capital leases	(1,264)

Obligations under capital leases, excluding current portion	$2,333

9.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)
Trade accounts payable	$13,037	$13,029
Accrued liabilities	10,710	10,846
Employee benefits	2,624	2,634
Deposits received from customers for lay-away sales	2,626	2,328
Other	428	914

	$29,425	$29,751

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	Short-Term Bank Borrowings

Short-term bank borrowings consists of the following:

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)
Revolving line of credit(1)	$7,406	—
Bank bills(2)	9,000	—
Property loans(2)	3,800	—

	$20,206	$—

(1)	Forms part of the UBC Facility.
(2)	Forms part of the ANZ Facility.

The Company has historically financed its operations through cash flow from operations and bank borrowings. During the quarter ended October 31, 2004 and as part of a re-arrangement of our credit lines between the U.S.A. and Australia, the Company’s U.S.A. operating subsidiaries, Barbeques Galore, Inc. and Barbeques Galore Online, Inc. entered into an agreement for the establishment of a US$15.0 million revolving line of credit facility with the Union Bank of California, N.A. (“UBC”) (“the UBC Facility”). The unutilized portion of the facility is available for immediate borrowings in the U.S.A., subject to borrowing base limitations defined in the debt agreement. As part of this arrangement the previous credit facility with Merrill Lynch Business Financial Services, Inc. was repaid (see Note 11).

Borrowings under the UBC Facility include both a subjective acceleration clause and a requirement to maintain a lock-box arrangement whereby remittances from the Company’s customers reduce the debt outstanding. Pursuant to EITF 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include both a Subjective Acceleration Clause and a Lock-Box Arrangement”, borrowings which reflect the aforementioned characteristics, are considered short-term obligations and have accordingly been classified as a current liability.

Indebtedness under the UBC Facility accrues interest at the UBC’s Reference Rate as defined in the aforementioned agreement or, the London Inter-bank Offered Rate (“LIBOR”) plus 1.65%, is secured by a first security interest in certain assets of Barbeques Galore, Inc. and Barbeques Galore Online, Inc. and guaranteed by The Galore Group (U.S.A.), Inc., the parent of Barbeques Galore, Inc. The UBC Facility matures on November 23, 2007, being three years from the date of the initial advance. The UBC Facility is subject to financial covenants including minimum loan balance and maximum capital expenditures.

In Australia as of January 31, 2005, the Company and its subsidiaries had access to a facility with the Australian and New Zealand Banking Group Limited (“ANZ”), (the “ANZ Facility”), up to A$28.6 million (reduced on July 21, 2005 to A$23.8 million), comprising real property loans, overdraft, leasing, interchangeable commercial bill acceptance discount facilities, foreign currency and other facilities. As of January 31, 2005 the Company had not utilized A$13.9 million of the total facility which is available for immediate borrowings in Australia, subject to borrowing base limitations defined in the debt agreement. The ANZ Facility is secured by a first security interest over the Company’s present and future Australian assets and a second security interest (subordinate to a lien under the UBC Facility), in all its assets in the United States. The ANZ Facility is further guaranteed by each of the Company’s wholly-owned subsidiaries, including The Galore Group (U.S.A.), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore U.S.A.”).

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All Australian committed facilities are provided subject to regular periodic review of required limits, the Company’s performance and the normal terms and conditions, including financial covenants, (relating to gearing ratios, fixed charge cover ratio, working capital ratio and restrictions on the level of shareholder funds, dividends paid and capital expenditures), applicable to bank lending. The next ANZ Facility review is anticipated to take place on October 31, 2005 when ANZ may, in its absolute discretion, change some or all of the terms and conditions of the ANZ Facility which may include changing the interest rate, varying the type and level of assets secured and covenants imposed, varying the level of the facility including its withdrawal or other matters. Any change by ANZ will require 30 days’ notice. As of January 31, 2005, the Company was in compliance with the financial covenants imposed under the ANZ Facility.

As of January 31, 2005 and 2004, the weighted average interest rates accruing on the revolving line of credit under the UBC Facility and the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2005	January 31, 2004 Restated	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)		(Interest rate per annum)
Revolving line of credit(1)	$7,406	$—	5.3%	—
Bank bills(2)	9,000	—	6.0%	—
Property loans(2)	3,800	—	6.9% to 7.5%	—

(1)	Forms part of the UBC Facility.
(2)	Forms part of the ANZ Facility.

Details of the facility in place at January 31, 2004 are disclosed in Note 11.

11.	Long-term debt

Long-term debt consists of the following:

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)
Non-current:
Bank bills	$—	$14,312
Property loans	—	7,650

	$—	$21,962

In Australia, as of January 31, 2004, the Company and its subsidiaries had access to a facility with ANZ of up to A$53,380,000, comprising real property loans in principal amount of A$7,650,000 (secured by registered first mortgages over the respective freehold properties of the Company), overdraft, leasing, interchangeable and commercial bill acceptance discount facilities in principal amount of A$39,600,000 and foreign currency and other facilities in principal amount of A$7,750,000. As of January 31, 2004 the Company had not utilized A$32,188,754 of the total facility. The ANZ Facility was secured by a first security interest over the Company’s present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility, as defined below and which was repaid during fiscal 2005 – see Note 10), in all the Company’s assets in the United States. The ANZ Facility was further guaranteed by each subsidiary of the Company as well as Galore U.S.A..

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The ANZ facility included bank bills generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 134 days. As of January 31, 2004, the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2005	January 31, 2004 Restated	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)		(Interest rate per annum)
Bank bills	$—	$14,312	—	6.2%
Property loans	—	7,650	—	6.9% to 7.5%

Details of the facilities in place at January 31, 2005 are disclosed in Note 10.

All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company’s performance and the normal terms and conditions, including financial covenants, applicable to bank lending. Historically, the Company has renegotiated its credit facilities on similar terms and conditions and, as the Company is able to roll-over bank bills (generally taken out for periods varying from approximately 30 to 90 days), the outstanding balance relating to bank bills and property loans was classified as a non-current liability in fiscal 2004.

Barbeques Galore, Inc., the Company’s U.S. operating subsidiary, had access to a credit facility with Merrill Lynch Business Financial Services, Inc. (“Merrill Lynch”) comprising a revolving line of credit in aggregate principal amount of US$1.0 million (the “Merrill Lynch Facility”). Indebtedness under the revolving line of credit accrued interest at the 30-day commercial paper rate plus 2.70% and was payable monthly. The Merrill Lynch Facility was secured by a first security interest in all Galore U.S.A. present and future assets and guaranteed by the Company and The Galore Group (U.S.A.), Inc., the parent of Barbeques Galore, Inc. As at January 31, 2004, there were no drawings against this facility which was canceled in fiscal 2005.

12.	Income Taxes

Income (loss) before income tax expense (benefit) is taxed under the following jurisdictions:

	January 31, 2005	January 31, 2004 Restated	January 31, 2003 Restated
	(In A$ thousands)
United States	$1,206	$914	$(1,600)
Australia	(638)	(2,958)	8,762

	$568	$(2,044)	$7,162

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax expense (benefit) is presented below:

	January 31, 2005	January 31, 2004 Restated	January 31, 2003 Restated
	(In A$ thousands)
Current:
United States	$406	$1,020	$1,296
Australia	(53)	(408)	1,569

	353	612	2,865

Deferred:
United States	$178	$(599)	$(650)
Australia	(251)	(1,280)	59

	(73)	(1,879)	(591)

	$280	$(1,267)	$2,274

Income tax expense (benefit) differed from the amounts computed by applying the Australian federal income tax rate of 30% to pretax income (loss) as a result of the following:

	Year ended January 31, 2005	Year ended January 31, 2004 Restated	Year ended January 31, 2003 Restated
	(In A$ thousands)
Computed “expected” tax expense (benefit)	$170	$(613)	$2,149
Increase (reduction) in income taxes resulting from:
Capital gain on disposal of property—not taxable due to indexation rules	(136)	(1,020)	—
Foreign rate differential	105	82	(170)
Equity in (loss) income of affiliates not subject to taxation	—	65	(139)
Prior year adjustment	—	—	299
Non-deductible expenses	141	87	90
Other, net	—	132	45

	$280	$(1,267)	$2,274

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	January 31, 2005	January 31, 2004 Restated
	(In A$ thousands)
Deferred tax assets:
Accrued liabilities not presently deductible for tax purposes	$2,329	$2,896
Plant and equipment, due to differences in depreciation	1,792	1,618
Inventories, due to capitalized costs	850	840
Leases, due to differences in lease payments, interest and amortization	27	47
Net operating loss carry forward	1,597	1,171
Other	85	30

Total deferred tax assets	$6,680	$6,602

Deferred tax liabilities:
Prepayments	$—	$25
Other	106	35

Total deferred tax liabilities	106	60

Net deferred tax asset:	$6,574	$6,542

The net deferred tax asset is classified as follows in the financial statements:
—Current	$3,076	$2,510
—Non-current	3,498	4,032

	$6,574	$6,542

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At January 31, 2005, the Company has net operating loss carry forwards for Australian tax purposes of A$5.3 million available to offset future taxable income, if any, without expiration. Based upon projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

13.	1997 Share Option Plan (the “1997 Plan”)

The 1997 Plan was adopted by the Board of Directors on October 1, 1997 and approved by shareholders as of October 7, 1997. As of January 31, 2005, a total of 1,131,457 Ordinary Shares have been authorized for issuance.

The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one per cent (1%) of the Ordinary Shares outstanding on December 31 of the immediately

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

preceding calendar year. Pursuant to a resolution of shareholders passed at the Company’s Annual General Meeting on June 14, 2002, the maximum number of options which may be granted to any single individual in the 1997 Plan, was increased to 200,000 Ordinary Shares per fiscal year.

The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company’s employ or service (including its officers and other employees, non-employee Board members, consultants and other independent advisers) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five per cent (85%) of their fair market value on the option grant date. All options issued under the 1997 Plan have been issued at not less than fair market value of the Company’s underlying common stock on the option grant date.

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

Options granted under the 1997 Plan will generally become exercisable either in three equal annual installments measured from the option grant date or in full, on or after a specified date. The exercise price for options granted under the 1997 Plan may be paid in cash or in mature Ordinary Shares valued at fair market value on the exercise date.

In the event the Company is acquired via a merger or an asset sale, each outstanding stock option under the 1997 Plan will immediately accelerate and become fully exercisable for all of the shares subject to such outstanding options, unless such stock options are to be assumed or replaced by the successor corporation (or parent thereof). Any stock options that do not automatically accelerate upon the occurrence of a merger or asset sale, will immediately accelerate and such repurchase rights will accordingly lapse, upon the involuntary termination of the optionee within 18 months after the effective date of the merger or asset sale. Stock options accelerated in connection with such involuntary termination will be exercisable as fully-vested shares until the earlier of (i) the expiration of the stock option term or (ii) a one (1)-year period measured from the effective date of the involuntary termination.

The Plan Administrator has the authority to effect, with the consent of the affected option holders, the cancelation of outstanding stock options under the 1997 Plan in return for the grant of new stock options for the same or a different number of shares with an exercise price per share based upon the fair market value of the Ordinary Shares on the new grant date.

The Board of Directors, pursuant to a meeting on September 1, 1998, granted options to a non-executive director to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of the directors on January 10, 2000 and replaced with options granted to the same non-executive director, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004. All 17,646 options outstanding and exercisable at US$6.38 per Ordinary Share, were exercised during the fiscal year ended January 31, 2005.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to the aforementioned circulating resolution of directors, further options were granted to executive directors, senior management and employees to purchase up to an aggregate of 143,820 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan and exercisable in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004. During the fiscal year ended January 31, 2005, a total of 4,750 options, exercisable at US$6.38 per Ordinary Share, were forfeited, 26,393 options, exercisable at US$6.38 per Ordinary Share, were exercised and the remaining 82,552 options outstanding, exercisable at US$6.38 per Ordinary Share, lapsed.

The Board of Directors pursuant to a meeting on March 19, 2002, granted options to executive directors and senior management to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. None of the aforementioned options have been forfeited or exercised, to-date.

The Board of Directors pursuant to a meeting on April 16, 2002 granted options to non-executive directors and certain employees to purchase up to an aggregate of 68,850 Ordinary Shares at a price of US$4.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after January 1, 2003 until expiration on December 31, 2012. During the fiscal year ended January 31, 2005, a total of 35,500 options, exercisable at US$4.10 per Ordinary Share, were exercised.

Pursuant to a circulating resolution of directors on June 20, 2002, options were granted to directors and senior management to purchase up to an aggregate of 118,352 Ordinary Shares at a price of US$3.02 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. None of the aforementioned options have been forfeited or exercised, to-date.

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

The Board of Directors pursuant to a meeting on December 2, 2003, granted options as at that date, to executive directors, a non-executive director, senior management and employees to purchase up to an aggregate of 184,550 Ordinary Shares at a price of US$4.67 per Ordinary Share and granted options as at December 15, 2003 to a key Australian employee to purchase up to an aggregate of 10,000 Ordinary Shares at a price of US$4.50 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after July 1, 2004 and December 15, 2005 respectively, until expiration on June 30, 2014 and December 14, 2015, respectively. During the fiscal year ended January 31, 2005, a total of 500 options, exercisable at US$4.67 per Ordinary Share, were forfeited and 49,100 options, exercisable at US$4.67 per Ordinary Share, were exercised.

The Board of Directors pursuant to a meeting on March 10, 2004, granted options to certain key employees and a member of senior management in the United States to purchase up to an aggregate of 16,000 Ordinary Shares at a price of US$5.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after September 1, 2004 until expiration on August, 31, 2014. None of the aforementioned options have been forfeited or exercised, to-date.

The fair value of the share option grants during the fiscal year ended January 31, 2003, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

•	84,686 share options – weighted average risk-free interest rate of 5.29%, no dividend yield, volatility of 65% and expected life of ten years.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	68,850 share options – weighted average risk-free interest rate of 5.19%, no dividend yield, volatility of 70% and expected life of ten years.

•	118,352 share options – weighted average risk-free interest rate of 4.79%, no dividend yield, volatility of 70% and expected life of ten years.

The fair value of the share option grants during the fiscal year ended January 31, 2004, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

•	25,000 share options – weighted average risk-free interest rate of 4.27%, dividend yield of 2.73%, volatility of 60% and expected life of ten years.

•	184,550 share options – weighted average risk-free interest rate of 4.38%, dividend yield of 2.73%, volatility of 55% and expected life of ten years.

•	10,000 share options – weighted average risk-free interest rate of 4.26%, dividend yield of 2.73%, volatility of 55% and expected life of ten years.

The fair value of the share option grants during the fiscal year ended January 31, 2005, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

•	16,000 share options - weighted average risk-free interest rate of 3.73%, dividend yield of 0%, volatility of 55% and expected life of ten years.

A summary of the status of the Company’s 1997 Plan as of January 31, 2005, 2004 and 2003 and changes during the periods ended on those dates is presented below:

	Options	Weighted-average exercise price		Options exercisable at year end
Outstanding balance at January 31, 2002	527,754	A$	8.71	203,038	(1)

Lapsed—(Executive Plan)	(203,038)
Granted	271,888
Forfeited	(33,500)

Outstanding balance at January 31, 2003	563,104		7.43	267,138

Granted	219,550
Lapsed	(155,450)
Forfeited	(19,875)

Outstanding balance at January 31, 2004	607,329		6.83	259,138

Granted	16,000
Lapsed	(77,552)
Forfeited	(5,250)
Exercised	(128,639)

Outstanding balance at January 31, 2005	411,888	A$	5.90	376,888

(1)	Relates to the Executive Plan which lapsed on February 1, 2002.

The weighted average fair value of options granted during the years ended January 31, 2005, 2004 and 2003 was A$3.56, A$3.39 and A$4.51, respectively.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about share options outstanding at January 31, 2005:

Options outstanding at January 31, 2005	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Options exercisable at January 31, 2005
22,900	2.7	A$7.72	22,900
84,686	2.7	4.85	84,686
118,352	2.7	5.34	118,352
25,000	9.0	7.16	—
134,950	9.0	6.40	134,950
10,000	9.0	6.09	—
16,000	10.0	6.74	16,000

411,888	5.6	A$5.90	376,888

The Company applies APB Opinion No. 25 in accounting for its share option plans and, as all options granted have exercise prices no less than the fair market value of the underlying common stock of the Company on the date of grant, no compensation cost has been recognized for its share options in the years ended January 31, 2005, 2004 and 2003, respectively.

14.	Commitments and Contingencies

There are no material legal proceedings pending against the Company. The Company is involved in various product liability claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company placed a major portion of its insurances with HIH Casualty and General Insurance Limited (“HIH”) during the twelve months ended June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) were placed into liquidation on August 27, 2001. The Company has replaced these insurance policies with other insurers and currently has one claim of A$265,000, excluding legal costs, against it on foot in relation to the period during which it was covered by HIH, the outcome of which, in the opinion of management, is not likely to have a material adverse effect on the Company’s business, results of options or financial condition. Although this claim was the subject of a successful court appeal by the Company, the opposing party has recently been granted leave to make a further appeal to the High Court of Australia. The Company is unaware of any further material claims which may arise against it in relation to any events during the period of cover with HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group, were such claims to arise.

During fiscal 2004, Barbeques Galore, Inc. was served with proposed assessments of additional general excise tax, including penalties and interest, from the Department of Taxation – State of Hawaii, in relation to a store operated on a military naval base on Hawaii. The matter was settled in full, during 2005, for US$71,724 and recorded in selling, general and administrative expenses.

15.	Segments and Related Information

The Company is engaged in the retail industry and operates through retail stores located in two geographic segments, Australia and the United States. Both segments generate revenue from the sale of barbecues, other backyard products and heating products.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company identifies its operating segments based on the presentation of the information that the Chief Operating Decision Maker reviews to make decisions about the allocation of resources. For the purpose of applying SFAS 131, “Disclosure About Segments of An Enterprise and Relation Information”, the Company has aggregated segments based upon geographical similarities and has aggregated all reportable segments into either United States or Australia operations.

The accounting policies of the reportable segments are the same as those described in Note 1.A of Notes to Consolidated Financial Statements. The Company measures the performance of its operating segments based on gross profit and operating income, which is defined as income before equity income of affiliates, net of tax, interest expense and income taxes. In addition, the operating income of the United States does not include all the income (loss) attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning the Company’s reportable segments is as follows:

	Australia	United States	Enterprise- Wide Total
	(In A$ thousands)
12 months to January 31, 2005
Revenues from external customers	$130,920	$156,172	$287,092

Gross profit	$39,205	$49,407	$88,612

Operating income	$1,328	$1,331	$2,659

Depreciation and amortization	$3,161	$2,367	$5,528

Income tax (benefit) expense	$(275)	$555	$280

Capital expenditures	$2,151	$3,759	$5,910

Property, plant and equipment, net	$11,460	$9,916	$21,376

Goodwill	$1,096	$297	$1,393

Total assets	$63,393	$41,880	$105,273

12 months to January 31, 2004
Revenues from external customers	$133,340	$160,689	$294,029

Gross profit (as restated)	$38,437	$48,141	$86,578

Operating (loss) income (as restated)	$(769)	$987	$218

Depreciation and amortization (as restated)	$3,458	$2,701	$6,159

Income tax (benefit) expense (as restated)	$(1,635)	$368	$(1,267)

Capital expenditures	$1,755	$1,673	$3,428

Property, plant and equipment, net (as restated)	$14,740	$8,481	$23,221

Goodwill	$1,096	$—	$1,096

Total assets (as restated)	$66,153	$42,191	$108,344

12 months to January 31, 2003
Revenues from external customers	$139,731	$185,820	$325,551

Gross profit (as restated)	$42,734	$52,482	$95,216

Operating income (loss) (as restated)	$10,477	$(1,518)	$8,959

Depreciation and amortization (as restated)	$3,777	$3,252	$7,029

Income tax expense (as restated)	$1,628	$646	$2,274

Capital expenditures	$1,730	$1,081	$2,811

Property, plant and equipment, net (as restated)	$20,853	$12,508	$33,361

Goodwill	$1,126	$—	$1,126

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	Related Party Transactions

Messrs Linz, Gavshon and Selati as directors of the Company and certain members of their respective families, have advanced funds repayable on demand, to the Company, to be used for general corporate purposes at rates approximately 2% per annum below the overdraft rate charged to the Company by its bankers.

	Year ended January 31,
	2005	2004	2003
	(In A$ thousands)
Interest costs incurred in respect of amounts advanced by directors or director related entities	$1	$5	$3

Payables to related parties	$4	$90	$18

The Company believes that the following transactions with directors, senior management and other affiliates were completed on terms as favorable to it as could have been obtained from unaffiliated third parties.

Transactions with Affiliates

The Company held a one-third ownership interest in each of Bromic and Supagas which was sold on the terms and conditions set out in Note 5.

Transactions Involving Principal Shareholders, Directors and Senior Management

Messrs. Linz, Gavshon, Selati and Price beneficially own 29.87%, 10.26%, 4.91% and 1.53%, respectively, of the Company’s outstanding Ordinary Shares. Accordingly, these individuals may exert substantial influence over the Company’s business and affairs, including the election of the Company’s directors and the outcome of corporate actions requiring shareholder approval.

From time to time in the past, Messrs. Linz, Gavshon and Selati and certain members of their respective families have advanced funds, repayable on demand by the Company, to be used for general corporate purposes. Through these advances, the Company has been able to obtain funds at short-term borrowing rates of approximately 2% per annum below the overdraft rate charged to the Company by its bankers. Prior to the Company’s initial public offering, it had repaid all amounts owing on such advances and terminated these borrowing arrangements. The Company has reinstated similar arrangements which the Board of Directors has determined are in its best interests.

The Company leases cars for the use of Messrs. Linz, Gavshon and Price at a rate of approximately A$3,294, A$3,472 and A$1,581, respectively, per month per car. Mr. Selati’s car was leased at a monthly rate of approximately US$1,531 prior to the Company purchasing a car for his use in July 2003.

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

Mr. Selati’s daughter, practising under the name of Romy Selati Loseke, Special Counsel, currently provides legal services to the Company in connection with leasing and real estate issues. During the fiscal years ended January 31, 2005, 2004 and 2003, the Company paid fees of US$5,061, US$10,234 and US$2,470 for the aforementioned services.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mr. Linz’s wife and daughter-in-law currently provide editorial and consulting services to the Company in connection with its quarterly internal newsletter, “Inside Galore”. During the fiscal year ended January 31, 2005, the Company paid fees of A$6,000 and A$6,400, respectively, for the aforementioned services. During the fiscal years ended January 31, 2004 and 2003, editorial and consulting services were provided by Mr. Linz’s wife, to whom the Company paid fees of A$6,000 and A$7,250, respectively.

Pursuant to his appointment as on September 1, 1998, the Company granted options to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share to Mr. Edgar Berner, (non-executive director – resigned on June 25, 2004), under the 1997 Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. These options were subsequently canceled pursuant to a circulating resolution of directors on and replaced with options to Mr. Berner, to purchase up to an aggregate of 17,646 Ordinary Shares at a price of US$6.38 per Ordinary Share under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004 (none of which were exercised) and December 7, 2004. All 17,646 options outstanding and exercisable at US$6.38 per Ordinary Share, were exercised during the fiscal year ended January 31, 2005.

Pursuant to a circulating resolution of directors on January 7, 2000, options to purchase up to an aggregate of 88,841 Ordinary Shares at a price of US$6.38 per Ordinary Share were granted to directors, a non-executive director and senior management under the 1997 Plan, exercisable in three equal installments on January 7, 2003 and January 7, 2004 (none of which were exercised) and December 7, 2004. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 20,200 Ordinary Shares, Mr. Sydney Selati received a grant of 10,100 Ordinary Shares, Mr. John Price, (director), received a grant of 6,425 Ordinary Shares, Mr. David James, (senior management), received a grant of 5,300 Ordinary Shares, Mr. Edgar Berner received a grant of 22,056 Ordinary Shares, Mr. Kevin Ralphs, (senior management), received a grant of 3,185 Ordinary Shares, Mr. David Glaser, (senior management), received a grant of 750 Ordinary Shares and Mr. Gordon Howlett, (non-executive director), received a grant of 625 Ordinary Shares. During the fiscal year ended January 31, 2005, 30,856 options, exercisable at US$6.38 per Ordinary Share, were exercised and the remaining 57,985 options outstanding, exercisable at US$6.38 per Ordinary Share, lapsed.

On March 19, 2002, the Company granted options to purchase up to an aggregate of 84,686 Ordinary Shares at a price of US$2.54 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 27,438 Ordinary Shares, Mr. Sydney Selati received a grant of 13,829 Ordinary Shares, Mr. John Price received a grant of 9,067 Ordinary Shares, Mr. David James received a grant of 5,762 Ordinary Shares and Mr. Kevin Ralphs received a grant of 1,152 Ordinary Shares. None of the aforementioned options have either been forfeited or exercised, to-date.

On April 16, 2002, the Company granted options to purchase up to an aggregate of 16,750 Ordinary Shares at a price of US$4.10 per Ordinary Share to non-executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after January 1, 2003 until expiration on December 31, 2012. Mr. Gordon Howlett and Mr. Edgar Berner each received a grant of 2,500 Ordinary Shares, Mr. David James received a grant of 6,500 Ordinary Shares, Mr. Kevin Ralphs received a grant of 4,000 Ordinary Shares and Mr. David Glaser received a grant of 1,250 Ordinary Shares. During the fiscal year ended January 31, 2005, a total of 6,500 options, exercisable at US$4.10 per Ordinary Share, were exercised.

Pursuant to a circulating resolution of directors on June 20, 2002, the Company granted options to purchase up to an aggregate of 118,352 Ordinary Shares at a price of US$3.02 per Ordinary Share to executive directors and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2002 until expiration on June 30, 2012. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 38,412 Ordinary Shares,

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mr. Sydney Selati received a grant of 19,096 Ordinary Shares, Mr. John Price received a grant of 12,883 Ordinary Shares, Mr. David James received a grant of 7,957 Ordinary Shares and Mr. Kevin Ralphs received a grant of 1,592 Ordinary Shares. None of the aforementioned options have either been forfeited or exercised, to-date.

On December 2, 2003, the Company granted options to purchase up to an aggregate of 64,250 Ordinary Shares at a price of US$4.67 per Ordinary Share to executive directors, a non-executive director and senior management under the 1997 Plan, exercisable in full at any time on or after July 1, 2004 until expiration on June 30, 2014. Mr. Sam Linz and Mr. Robert Gavshon each received a grant of 15,000 Ordinary Shares, Mr. Selati received a grant of 7,500 Ordinary Shares, Mr. John Price received a grant of 3,750 Ordinary Shares, Mr. Gordon Howlett received a grant of 2,500 Ordinary Shares, Mr. David James received a grant of 7,500 Ordinary Shares, Mr. Kevin Ralphs received a grant of 10,000 Ordinary Shares and Mr. David Glaser received a grant of 3,000 Ordinary Shares. None of the aforementioned options have either been forfeited or exercised, to-date.

17.	Supplemental Disclosure of Cash Flow Information

	Year ended January 31,
	2005	2004 Restated	2003 Restated
	(In A$ thousands)
Cash paid during the period for:
Interest	$1,976	$1,897	$2,056
Income taxes	1,499	592	1,837

The Company acquired plant and equipment by means of capital leases, which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

	Year ended January 31,
	2005	2004 Restated	2003 Restated
	(In A$ thousands)
Equipment acquired under capital leases	$1,442	$1,003	$1,709

18.	Pension Plans

The Company has two superannuation funds, Barbeques Galore CustomSuper Plan (for all Australia-based permanent full time and part time employees) and Barbeques Galore SuperLeader Plan (for all Australia-based casual employees) which are managed under the AMP CustomSuper and SuperLeader Master Trust Deeds respectively. Both funds are successors to the defined contribution pension plans established by the Company and its Australian subsidiaries for the provision of benefits to its Australian employees on retirement, death or disability.

The Company also sponsors a defined contribution plan in the United States covering substantially all employees who meet specified age and service requirements. Company contributions are discretionary.

Contributions expensed under these plans were as follows:

	Year ended January 31,
	2005	2004 Restated	2003 Restated
	(In A$ thousands)
Contribution expense	$1,857	$1,929	$1,954

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.	Earnings (Loss) Per Share

	Year ended January 31, 2005			Year ended January 31, 2004 Restated			Year ended January 31, 2003 Restated
	Income	Shares	Per share amount	(Loss)	Shares	Per share amount	Income	Shares	Per share amount
	(In A$ thousands, except share and per share data)
Net income (loss)	$288			$(777)			$4,888

Basic earnings (loss) per share:
Net income (loss) available to common shareholders	288	4,182	$0.07	(777)	4,117	$(0.19)	4,888	4,117	$1.19

Effect of dilutive securities:
Options deemed exercised		203			—			33

Diluted earnings (loss) per share:
Net income (loss) available to common shareholders plus assumed conversions	$288	4,385	$0.07	$(777)	4,117	$(0.19)	$4,888	4,150	$1.18

20.	Relocation and Closure (Gains) Costs

The provision for store closure costs reflected in accrued liabilities as of January 31, 2005 and 2004 has been arrived at as follows:

	Rent		Commission		Total
	(In A$ thousands)
Opening balance at February 1, 2003		$315		$181		$496
Utilized during the year		(75)		(91)		(166)
Reversed, no longer required		(17)		(21)		(38)
Foreign exchange impact		(86)		(43)		(129)

Closing balance at January 31, 2004		137		26		163
Utilized during the year		(16)		—		(16)
Foreign exchange impact		(1)		(1)		(2)

Closing balance at January 31, 2005	A$	120	A$	25	A$	145

During the year ended January 31, 2004, two of the five stores in total which had been identified for closure, were closed and the amounts reserved for two stores were reversed, following a decision to continue trading pursuant to an improvement in performance. The provision for store closure costs at January 31, 2005 has been recorded for the lease obligation costs for the remaining one store being closed.

During the year ended January 31, 2004, the Company recognized a gain of A$733,000 pursuant to an insurance payment received for the fixed assets destroyed in the Keswick, Australia store fire on April 5, 2003.

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

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended January 31, 2003, the Company provided for an amount of A$3,980,000 in respect of the downsizing of its manufacturing operations in Sydney. Details thereof, including movements for the twelve months ended January 31, 2004 are as follows:

	Fixed Assets		Redundancy		Inventory		Total
	(In A$ thousands)
Opening balance as at February 1, 2003	A$	—	A$	—	A$	—	A$	—
Amount provided during the year		2,337		1,443		200		3,980
Utilized during the year		(2,337)		(1,443)		(200)		(3,980)

Closing balance as at January 31, 2004	A$	—	A$	—	A$	—	A$	—

21.	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at January 31, 2005 and 2004. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	January 31, 2005				January 31, 2004 Restated
	Carrying amount		Fair value		Carrying amount		Fair value
	(In A$ thousands)
Financial assets:
Cash and cash equivalents	A$	1,095	A$	1,095	A$	3,521	A$	3,521
Trade accounts receivable		7,866		7,866		9,216		9,216
Other receivables		6,050		6,050		5,175		5,175
Foreign currency forward contracts		59		59		47		47
Financial liabilities:
Trade accounts payable	A$	13,037	A$	13,037	A$	13,029	A$	13,029
Accrued expenses		10,710		10,700		10,846		10,846
Deposits received from customers for lay-away sales		2,626		2,626		2,328		2,328
Short-term bank borrowings		20,206		20,206		—		—
Long-term debt		—		—		21,962		21,962

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade accounts receivable, other receivables, foreign currency exchange contracts, trade accounts payable, accrued expenses and deposits received from customers for lay-away sales: The carrying amounts approximate fair value because of the short maturity of these instruments.

Short-term bank borrowings and long-term debt: The carrying amount approximates fair value, as the applicable interest rates approximate market rates currently available to the Company.

22.	Concentration Risk

During the twelve months ended January 31, 2005, approximately 58% of the Company’s merchandise purchases in such period were obtained from its ten largest vendors. The Company considers certain barbecue brands to be significant to its business, especially in the United States. No single vendor accounted for more than 5% of the Company’s merchandise purchases other than Grand Hall Enterprises Limited, Chant (Far East) Limited, Honfeld Limited, Dimension Industries Company Limited and the Weber group of companies which supplied the Company with approximately 13.73%, 12.68%, 7.60%, 6.66% and 5.87% respectively, of its merchandise purchases during the fiscal year ended January 31, 2005. The Company’s results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions and Write-offs	Balance at End of Period
	(In A$ thousands)
Reserve for Doubtful Accounts:
Year ended January 31, 2005	$250	$(50)	$—	$200
Year ended January 31, 2004 – Restated	370	(120)	—	250
Year ended January 31, 2003 – Restated	270	258	(158)	370